As filed with the Securities and Exchange Commission on December 31, 2025

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

__________________________________________

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

FACT II ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

__________________________________________

Cayman Islands	6770	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

For co-registrants, see “Table of Co-Registrants” on the following page

14 Wall Street, 20th Floor
New York, NY 10005
United States of America
Telephone: +1 (212) 618-1798
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

Adam Gishen
Chief Executive Officer
14 Wall Street, 20th Floor
New York, NY 10005
United States of America
Telephone: +1 (212) 618-1798
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies of all communications, including communications sent to agent for service, should be sent to:

Brandon J. Bortner, Esq. Gil Savir, Esq. Amir A. Heyat, Esq. Paul Hastings LLP 2050 M Street NW Washington, D.C. 20036 +1 (202) 551-1720	Seth Brookman Penny Somer-Greif Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 +1 (732) 395-4402

__________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described in the enclosed joint proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

____________

*           Prior to the consummation of the Business Combination described in the proxy statement/prospectus, FACT II Acquisition Corp. (“FACT”) intends to effect the Domestication, consisting of a deregistration under the Companies Act of the Cayman Islands (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which FACT’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by New FACT, the continuing entity following the Domestication, and New PAD, the continuing entity following the Business Combination as described in this proxy statement/prospectus, which will thereafter be renamed “Precision Aerospace & Defense Group, Inc.”

The Registrant and Co-Registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Precision Aerospace & Defense Group, Inc.	Florida	3728	99-0412555

____________

(1)      The Co-Registrant has the following principal executive office:

Precision Aerospace & Defense Group, Inc.
7500 College Blvd, 5th Floor
Overland Park, KS 66210

(2)      The agent for service for the Co-Registrant is:

Brent Borden
Chief Executive Officer
Precision Aerospace & Defense Group, Inc.
7500 College Blvd, 5th Floor
Overland Park, KS 66210

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION DATED DECEMBER 31, 2025

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS OF
FACT II ACQUISITION CORP.
(A CAYMAN ISLANDS EXEMPTED COMPANY)
AND
PROSPECTUS FOR
40,759,791 SHARES OF COMMON STOCK
AND
8,750,000 WARRANTS OF
FACT II ACQUISITION CORP.
(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN
THE STATE OF DELAWARE, THE CONTINUING ENTITY FOLLOWING
THE DOMESTICATION, WHICH WILL BE RENAMED
“PRECISION AEROSPACE & DEFENSE GROUP, INC.”
IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN)

On November 26, 2025, the board of directors (“FACT Board”) of FACT II Acquisition Corp., a Cayman Islands exempted company (“FACT,” “we,” “us” or “our”), unanimously approved the Business Combination Agreement, dated as of November 26, 2025, by and among FACT, FACT II Acquisition LLC, a Cayman Islands limited liability company (“Sponsor HoldCo”), Patriot Merger Subsidiary, Inc., a Florida corporation and wholly-owned subsidiary of FACT (“Merger Sub”), and Precision Aerospace & Defense Group, Inc., a Florida corporation (“PAD”) (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein: (i) FACT will domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Companies Act of the Cayman Islands (As Revised) (the “Cayman Companies Act”) (the “Domestication”); (ii) following the Domestication, Merger Sub will merge with and into PAD with PAD surviving the merger as a wholly owned subsidiary of FACT (the “Merger”), in accordance with the Business Combination Agreement and the Florida Business Corporation Act; and (iii) the parties will consummate the other transactions contemplated by the Business Combination Agreement and execute documents related thereto. The Domestication, the Merger, and the other transactions contemplated by the Business Combination Agreement are collectively referred to herein as the “Business Combination,” all as described in more detail in the accompanying proxy statement/prospectus. In connection with the consummation of the Business Combination (the “Closing” and the date of the Closing, the “Closing Date”), FACT will be renamed “Precision Aerospace & Defense Group, Inc.” (“New PAD”). As used herein, “New FACT” refers to FACT after the Domestication and prior to the consummation of the Merger. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

The Domestication will occur after the date of the Business Combination Agreement and before the Closing Date. In connection with the Domestication: (i) each of the then-issued and outstanding Class B ordinary shares, par value $0.0001 per share, of FACT (the “FACT Class B Shares”) shall convert automatically, on a one-for-one basis, into one Class A ordinary share, par value $0.0001 per share, of FACT (the “FACT Class A Shares”), (ii) each of the then-issued and outstanding FACT Class A Shares (including the FACT Class A Shares into which the FACT Class B Shares shall have converted as described in the immediately preceding clause (i)) shall convert automatically, on a one-for-one basis, into one share of Class A common stock, par value $0.0001 per share, of FACT (the “FACT Class A Common Stock” and the FACT Class A Common Stock, as converted into common stock, par value $0.0001 per share, of FACT at the effective time of the Merger (the “Effective Time”), the “FACT Common Stock”, and, following consummation of the Merger, the “New PAD Common Stock” and, together with the FACT Class A Shares, the “Public Shares” and the holders of Public Shares, the “Public Shareholders”); and (iii) each SPAC Warrant (as defined in the Business Combination Agreement) that is outstanding immediately prior to the Domestication shall, from and after the Domestication, represent the right to purchase one share of FACT Class A Common Stock at an exercise price of $11.50 per share, on the terms and conditions set forth in the applicable warrant agreement.

Within two business days after the Closing Date, PAD shall deposit, or cause to be deposited, in trust with or otherwise make available to an exchange agent acceptable to PAD (the “Exchange Agent”) for the benefit of the holders of shares of PAD Preferred Stock (as defined in the Business Combination Agreement), for exchange in accordance with the Business Combination Agreement, through the Exchange Agent, cash in an amount equal to the sum of the Preferred Stock Cash Payment and the Preferred Stock Dividend Payment (each as defined in the Business Combination Agreement). The consideration to be issued and paid to the holders of PAD’s capital stock (the “PAD Stockholders”) in connection with the Merger shall consist of the following: (i) each share of common stock of PAD, par value $0.001 per share (“PAD Shares”) that is issued and outstanding immediately prior to the Effective Time (other than any treasury shares and dissenting shares) will be automatically canceled and converted into the right to receive a number of Public Shares equal to 12,388,291 divided by the number of PAD Shares issued and outstanding immediately prior to the Effective Time; (ii) each share of Series A Preferred Stock of PAD, par value $0.001 per share (the “PAD Series A Preferred Stock”) (other than the treasury and dissenting shares), that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of the PAD Series A Preferred Stock, and (B) a number of Public Shares equal to 621,500 divided by the number of shares of PAD Series A Preferred Stock, Series B Preferred Stock of PAD, par value $0.001 (the “PAD Series B Preferred Stock”), and Series C Preferred Stock of PAD, par value $0.001 per shares (the “PAD Series C Preferred Stock”) issued and outstanding immediately prior to the Effective Time (the “Per Share Series A-C Preferred Stock Consideration”); (iii) each share of PAD Series B Preferred Stock (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series B Preferred Stock, and (B) the Per Share Series A-C Preferred Stock Consideration; (iv) each share of PAD Series C Preferred Stock (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series C Preferred Stock, and (B) the Per Share Series A-C Preferred Stock Consideration; (v) each share of Series D Preferred Stock of PAD, par value $0.001 per share (the “PAD Series D Preferred Stock,” and together with the PAD Series A Preferred Stock, the PAD Series B Preferred Stock, and the PAD Series C Preferred Stock, the “PAD Preferred Stock”) (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series D Preferred Stock, and (B) a number of Public Shares equal to 300,000 divided by the number of shares of PAD Series D Preferred Stock issued and outstanding immediately prior to the Effective Time; (vi) each option (whether vested or unvested) to purchase PAD Shares granted under PAD’s 2024 Omnibus Securities and Incentive Plan (“PAD Option”) that is outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into an option to purchase Public Shares upon the same terms and conditions as are in effect with respect to such PAD Option immediately prior to the Effective Time (“New PAD Option”) (collectively, the “Merger Consideration”). Additionally, (A) provided that if any Specified Acquisition (as defined in the Business Combination Agreement) is consummated on or before the Closing Date, the Acquisition Shares (as defined in the Business Combination Agreement) issuable in respect of such Specified Acquisition shall be issued to the applicable recipient pursuant to the terms of the definitive agreements providing for such Specified Acquisition, and (B) if any Specified Acquisition has not yet been consummated on or before the Closing Date, the Acquisition Shares issuable pursuant to the terms of the definitive agreements providing for such Specified Acquisition shall not be issued and shall be issued only upon the consummation, if any, of such Specified Acquisition and in accordance with the terms of the definitive agreements providing for such Specified Acquisition.

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of FACT’s shareholders (the “FACT Shareholder Approval”); (ii) the approval and adoption of the Business Combination Agreement by PAD’s stockholders (the “PAD Stockholder Approval”); (iii) the absence of laws, rules, regulations, judgments, decrees, executive orders or awards making the Business Combination illegal or otherwise prohibiting its consummation or restraining or imposing any condition on its consummation; (iv) this registration statement (the “Registration Statement”) having been declared effective by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings seeking such a stop order having been initiated or threatened in writing by the SEC; and (v) (A) all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the Business Combination having expired or been terminated, (B) at least 60 days shall have elapsed since the submission to the

United States Department of State Directorate of Defense Trade Controls of all information required by 22 C.F.R. § 122.4(b), and (C) each consent of any Governmental Authority (as defined in the Business Combination Agreement) required to consummate the Business Combination having been obtained and shall be in full force and effect.

The obligations of PAD to consummate the Business Combination are subject to additional conditions, including, among others: (i) the truth and accuracy of the representations and warranties of FACT and Merger Sub, subject to customary bring-down standards; (ii) material compliance by FACT and Merger Sub with their respective obligations, agreements and covenants under the Business Combination Agreement; (iii) receipt by PAD of a closing certificate of FACT; (iv) there being no Material Adverse Effect (as defined in the Business Combination Agreement) with respect to FACT; (v) FACT having provided the public holders of FACT Class A Shares the opportunity to make redemption elections with respect thereto; (vi) FACT’s initial listing application in connection with the Business Combination shall have been conditionally approved and, immediately following the Effective Time, FACT shall satisfy any applicable initial listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”); (vii) the aggregate cash available from FACT’s trust account (the “Trust Account”) and other sources as set forth in the Business Combination Agreement equaling no less than $75,000,000 (after deducting SPAC Transaction Expenses (as defined in the Business Combination Agreement) and any amounts paid to FACT’s shareholders that exercise their redemption rights in connection with the Business Combination) (the “Minimum FACT Cash Amount”); (viii) receipt of certain executed ancillary documents and the amended and restated certificate of incorporation of FACT shall have become effective; and (ix) FACT having taken all necessary and appropriate measures to have all funds held in the Trust Account be disbursed to FACT and released from the Trust Account to New PAD on the Closing Date.

The obligations of FACT and Merger Sub to consummate the Business Combination are subject to additional conditions, including, among other things: (i) the truth and accuracy of the representations and warranties of PAD, subject to customary bring-down standards; (ii) material compliance by PAD with its agreements and covenants under the Business Combination Agreement; (iii) no Material Adverse Effect (as defined in the Business Combination Agreement) with respect to PAD having occurred since the date of the Business Combination Agreement that is continuing; and (iv) receipt of a closing certificate of PAD and certain executed ancillary documents.

As of the date of this proxy statement/prospectus, the Minimum FACT Cash Amount has not been satisfied. The parties intend to satisfy the Minimum FACT Cash Amount through the Financing (as defined below), amounts released to us from the Trust Account and any other sources of financing approved by PAD. In the event that the Minimum FACT Cash Amount is not satisfied as a result of redemptions of Public Shares that reduce the amount available to be released to us from the Trust Account, PAD may, in its sole discretion, waive the Minimum FACT Cash Amount. If PAD waives the Minimum FACT Cash Amount, FACT intends to file a Current Report on Form 8-K within four business days of such event; however, such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the extraordinary general meeting (“EGM”), and, given such timing, you may not be notified before the deadline for submitting redemption requests or the EGM. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”

In connection with the execution of the Business Combination Agreement, on November 26, 2025, Sponsor HoldCo entered into a support agreement with FACT and PAD (the “Sponsor Support Agreement”), pursuant to which Sponsor HoldCo agreed to vote: (i) in favor of each of the Business Combination Agreement, any ancillary document required by the Business Combination Agreement, the Domestication and the Business Combination, including the Merger, and any other matters necessary or appropriate for consummation of the Business Combination; and (ii) against any proposal relating to an Alternative Transaction (as defined below) or any proposal that would be reasonably likely to materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by PAD or FACT of, prevent or nullify any provision of the Business Combination Agreement. In addition, the Sponsor Support Agreement prohibits Sponsor HoldCo from, among other things, selling, assigning or transferring any FACT Class A Shares or FACT Class B Shares held by it, other than pursuant to the terms of the Sponsor Support Agreement or as expressly contemplated by the Business Combination Agreement, until the earlier of (a) the Closing and (b) the valid termination of the Business Combination Agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Sponsor Support Agreement.”

On November 28, 2025, the Board of Directors of PAD held a meeting at which it ratified, confirmed, and approved PAD’s entrance into the Business Combination Agreement and authorized and approved PAD’s entrance into each ancillary agreement to which PAD is a party, and authorized and approved the Merger.

Additionally, promptly, and in any event no later than 45 days following the signing of the Business Combination Agreement, or such later date as FACT and PAD may mutually agree, PAD, FACT and certain stockholders of PAD (the “PAD Supporting Stockholders”), will enter into support agreements (the “PAD Support Agreements”). Pursuant to the PAD Support Agreements, each PAD Supporting Stockholder will agree: (i) to vote in favor of each of the Business Combination Agreement and the Business Combination and any other matters necessary or reasonably requested by PAD for consummation of the Merger or any other transactions contemplated by the Business Combination Agreement and the approval of the Business Combination; (ii) against any proposal relating to an Alternative Transaction; and (iii) against any proposal that would be reasonably likely to materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by PAD or FACT of, prevent or nullify any provision of the Business Combination Agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — PAD Support Agreements.”

In connection with the Closing, pursuant to the Business Combination Agreement, (i) PAD, FACT, Sponsor HoldCo and certain other holders of equity interests of FACT will enter into a lock-up agreement (the “Sponsor Lock-Up Agreement”) and (ii) FACT, PAD and certain holders of PAD’s equity interests will each enter into a lock-up agreement (the “PAD Shareholder Lock-Up Agreement” and, together with the Sponsor Lock-Up Agreement, the “Lock-Up Agreements”), in each case with New PAD.

Pursuant to the Lock-Up Agreements, Sponsor HoldCo, the holders of our equity interests signatory thereto, and the holders of PAD’s equity interests signatory thereto, as applicable, will agree not to transfer (except for certain permitted transfers) (i) any shares of New PAD Common Stock issuable upon the conversion of PAD equity interests or FACT Class B Shares, as applicable, and held by such holders after the Closing until 180 days after the Closing Date and (ii) any shares of New PAD Common Stock issuable upon conversion of shares of restricted FACT Class A Common Stock and held by such holders after the Closing until 90 days after the Closing Date.

PAD is a Florida corporation that implements a strategic acquisition and integration model focused on established businesses within the aerospace and defense industry. Serving as a central coordinating entity, PAD fosters a cohesive family of synergistic subsidiaries, enhancing value through the integration of complementary suppliers.

After careful consideration, the FACT Board has unanimously determined that the Business Combination is fair, advisable, and in the best interests of FACT and its shareholders, unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Domestication and Merger, and “FOR” all other proposals presented to FACT’s shareholders in this proxy statement/prospectus. The Business Combination was not structured to require the approval of at least a majority of FACT’s unaffiliated shareholders because such a vote is not required under Cayman Islands law. When you consider the recommendation of the proposals herein by the FACT Board, you should keep in mind that FACT II Acquisition Parent LLC, a Cayman Islands limited liability company, our sponsor (the “Sponsor”), Sponsor HoldCo, and FACT’s directors and officers and their affiliates have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

Immediately following the Closing, assuming the redemption of [•] Public Shares at approximately $[•] per share (estimated using an assumed Closing Date of [•], 2026), or approximately [•]% of the Public Shares subject to redemption [(the “[•] Redemptions Scenario”)], and without giving effect to any dilutive instruments, such as the exercise of the New PAD Options, it is expected that (i) Public Shareholders will own approximately [•]% of the New PAD Common Stock outstanding at that time, (ii) Sponsor HoldCo will own approximately [•]% of the New PAD Common Stock outstanding at that time (which includes [•] Founder Shares [(after reflecting the surrender and forfeiture of [•] Sponsor HoldCo Forfeited Shares)], [•] Private Placement Shares, [•] Public Shares, and [•] shares issued upon the conversion of PAD capital stock held by [•]), (iii) FACT’s directors and advisor will own less than [•]% of the New PAD Common Stock outstanding at that time, and (iv) PAD Stockholders will own approximately [•]% of the New PAD Common Stock outstanding at that time. The Public Shareholders currently own 73% of the issued and outstanding FACT Ordinary Shares prior to the Business Combination. Accordingly, Public Shareholders, as a group, will experience immediate dilution as a consequence of the Business Combination. As redemptions increase, the overall percentage ownership held by Sponsor HoldCo and certain directors and officers, holding FACT Class B Shares (collectively, with the Sponsor and Sponsor HoldCo, the “FACT Insiders”) and PAD

Stockholders will increase as compared to the overall percentage ownership and voting percentage held by the Public Shareholders, thereby increasing dilution to the Public Shareholders. For more information on the percentage of the issued and outstanding shares of New PAD Common Stock immediately following the Closing that are expected to be held by securityholders, in various redemptions scenarios, see “Questions and Answers About the Business Combination — What equity stake will current FACT Shareholders and PAD Stockholders hold in New PAD immediately after the Closing?” and for more information about dilution to the Public Shareholders, see “Dilution.”

None of our directors or officers has received any cash compensation for services rendered to us. Sponsor HoldCo, the Sponsor, directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. No such loans, advances, or out-of-pocket expenses are outstanding as of the date of this proxy statement/prospectus.

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, any of Sponsor HoldCo, the Sponsor, any of their respective affiliates or certain of our directors and officers may, but are not obligated to, loan us funds as may be required (“Working Capital Loans”). If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. Otherwise, such loans may be repaid only out of funds held outside the Trust Account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $2,000,000 of such loans may be convertible into FACT Class A Shares or units upon the consummation of our initial business combination at a price of $10.00 per FACT Class A Share or unit, as applicable, at the option of the lender. Such FACT Class A Shares would be identical to the private placement shares in the private placements described herein, and such units would be identical to the private placement units in the private placements described herein. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than Sponsor HoldCo, the Sponsor or an affiliate of either of Sponsor HoldCo or the Sponsor, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of the date of this proxy statement/prospectus, FACT had no outstanding borrowings under Working Capital Loans.

Potential conflicts of interest in connection with the Business Combination:    There may be actual or potential material conflicts of interest between or among (i) the Sponsor, Sponsor HoldCo, FACT officers and directors, PAD officers and directors and (ii) unaffiliated security holders of FACT. Such conflicts of interest may include a material conflict of interest in determining whether to proceed with the Business Combination, the shares to be issued to the Sponsor, Sponsor HoldCo and FACT’s officers and directors in connection with the Business Combination, and the reimbursement of loans and advances. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for more information.

If FACT has not completed its initial business combination within 18 months from the closing of its initial public offering (“IPO”) (or a 24-month period if FACT has executed a definitive agreement for an initial business combination within 18 months from the closing of the IPO) or during any extended time that we have to consummate a business combination beyond 18 months (or 24 months from the closing of the IPO if we have executed a definitive agreement for an initial business combination within 18 months from the closing of the IPO) as a result of a shareholder vote to amend our amended and restated memorandum and articles of association (an “Extension Period”), FACT will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of permitted withdrawals), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the FACT Board, liquidate and dissolve, subject in each case to FACT’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Sponsor HoldCo and FACT’s officers, directors, and advisor have no rights to liquidating distributions from the Trust Account with respect to any Founder Shares and any Public Shares held by them if FACT fails to complete an initial business combination within the completion window, although they will be entitled to liquidating distributions from assets outside the Trust Account.

FACT Class A Shares are listed on Nasdaq under the symbol “FACT.” On November 25, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the closing price of the FACT Class A Shares was $10.38. As of December [•], 2025, the closing price of the FACT Class A Shares was $[•]. FACT will apply for listing, to be effective at Closing, of the New PAD Common Stock on the Nasdaq Stock Market under the symbol “PAD.” It is a condition to PAD’s obligation to consummate the Business Combination that the initial listing application with Nasdaq in connection with the Business Combination shall have been conditionally approved, and, immediately following the Effective Time, FACT shall satisfy any applicable initial listing requirements of Nasdaq. FACT and PAD believe that FACT will satisfy the initial listing requirements of the Nasdaq Stock Market at the Closing, but there can be no assurance such listing condition will be met. If such initial listing application condition is not met, the Business Combination may not be consummated unless such condition is waived by PAD. The Nasdaq initial listing application condition may be waived by PAD at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM. It is important for you to consider that, at the time of the deadline for submitting redemption requests or the EGM, FACT may not have received from Nasdaq either confirmation of the approval of the initial listing application or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the EGM if New PAD has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether the New PAD Common Stock will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.

FACT is, and New PAD will be, an “emerging growth company” as defined in Rule 405 promulgated under the Securities Act and Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and has elected to comply with certain reduced public company reporting requirements. Investing in New PAD Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 16 of the accompanying proxy statement/prospectus for a discussion of information that should be considered in connection with an investment in New PAD Common Stock.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the EGM. FACT encourages you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 16.

When you review the information included in the accompanying proxy statement/prospectus and consider the FACT Board’s recommendation to vote in favor of the proposals described therein, you should keep in mind that the Sponsor, Sponsor HoldCo and FACT’s officers and directors have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the Sponsor, Sponsor HoldCo and FACT’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating FACT. See the sections entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for further discussion.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated            , 2026 and is first being mailed to FACT’s shareholders on or about            , 2026.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED [•], 2025

FACT II Acquisition Corp.
14 Wall Street, 20th Floor
New York, NY 10005
Tel: (212) 618-1798

NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON            , 2026

To the Shareholders of FACT II Acquisition Corp.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of FACT II Acquisition Corp., a Cayman Islands exempted company (“FACT”), will be held virtually at            , Eastern Time, on            , 2026. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the amended and restated memorandum and articles of association of FACT (as may be amended from time to time, the “FACT Articles”), the physical location of the EGM will be at the offices of Paul Hastings LLP at 2050 M Street NW, Washington, D.C. 20036. You are cordially invited to attend the EGM, which will be held for the following purposes:

(1)    Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve, subject to the approval of the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, by ordinary resolution, and adopt the Business Combination Agreement, dated as of November 26, 2025 (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among FACT, FACT II Acquisition LLC, a Cayman Islands limited liability company (“Sponsor HoldCo”), Patriot Merger Subsidiary, Inc., a Florida corporation and a direct, wholly-owned subsidiary of FACT (“Merger Sub”), and Precision Aerospace & Defense Group, Inc., a Florida corporation (“PAD”), and the transactions contemplated by the Business Combination Agreement, pursuant to which the following will occur: (1) the domestication of FACT as a Delaware corporation, in which FACT will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the FACT Articles, Section 388 of the Delaware General Corporation Law (the “DGCL”) and Part XII of the Companies Act of the Cayman Islands (As Revised) (the “Cayman Companies Act”) (the “Domestication”); (2) the merger of Merger Sub with and into PAD with PAD surviving the merger as a wholly-owned subsidiary of FACT (the “Merger”), in accordance with the Business Combination Agreement and the Florida Business Corporation Act; and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Domestication and the Merger, the “Business Combination,” the consummation of the Merger is referred to as the “Closing” and the date of the Closing is referred to as the “Closing Date”), all as described in more detail in the accompanying proxy statement/prospectus. References herein to “New PAD,” “combined company” and “post-combination company” denote FACT immediately following the consummation of the Business Combination. We refer to this proposal as the “Business Combination Proposal.” A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that subject to the approval of the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, the entry of FACT into the Business Combination Agreement, dated November 26, 2025 (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among FACT, Sponsor HoldCo, Merger Sub and PAD (in the form attached to the proxy statement/prospectus of the meeting as Annex A), the consummation of the transactions contemplated by the Business Combination Agreement and the performance by FACT of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”

(2)    Proposal No. 2 — The Domestication Proposal — To consider and vote upon a proposal to approve, subject to the approval of the Business Combination Proposal, the Stock Issuance Proposal and the Charter Proposal, by special resolution, the deregistration of FACT from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the FACT Articles, Section 388 of the DGCL, and Part XII of the Cayman Companies Act. The Domestication is intended to be effected on the date that is one business day prior to the effective time of the Merger, including the filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, together with the proposed amended and restated certificate of incorporation of New PAD (the “New PAD Charter”). Upon the effectiveness of the Domestication, FACT will become a Delaware corporation (“New FACT”) and will be renamed “Precision Aerospace & Defense Group, Inc.” All outstanding securities of FACT will convert into securities of New FACT, as described in more detail in the accompanying proxy statement/prospectus. We refer to this proposal as the “Domestication Proposal.”

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as a special resolution, that subject to the approval of the Business Combination Proposal, the Stock Issuance Proposal and the Charter Proposal, FACT be de-registered in the Cayman Islands pursuant to article 47 of the amended and restated memorandum and articles of association of FACT and Part XII of the Companies Act of the Cayman Islands (As Revised) and transferred by way of continuation to Delaware as a corporation under the laws of the State of Delaware, and, conditioned upon, and with effect from, the registration of FACT as a corporation in the State of Delaware, the name of FACT be changed from “FACT II Acquisition Corp.” to “Precision Aerospace & Defense Group, Inc.” and the registered office of FACT be changed to “7500 College Blvd, 5th Floor, Overland Park, KS 66210.”

(3)    Proposal No. 3 — The Stock Issuance Proposal — To consider and vote upon a proposal to approve, subject to the approval of the Business Combination Proposal, the Domestication Proposal and the Charter Proposal, by ordinary resolution, including for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of New PAD Common Stock to in connection with the Business Combination Agreement, and (ii) any other issuances of preferred stock, common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements that FACT has entered, or may enter, into prior to the Closing of the Business Combination. We refer to this proposal as the “Stock Issuance Proposal.”

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that subject to the approval of the Business Combination Proposal, the Domestication Proposal and the Charter Proposal, for the purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC the issuance of (i) shares of common stock of New PAD (“New PAD Common Stock”) in connection with the Business Combination and (ii) any other issuances of preferred stock, common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements that FACT has entered, or may enter, into prior to the Closing of the Business Combination, be approved in all respects.”

(4)    Proposal No. 4 — Charter Proposal — To consider and vote upon a proposal to approve, subject to the approval of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal, by special resolution, the New PAD Charter. We refer to this proposal as the “Charter Proposal.” The form of the New PAD Charter is attached to the accompanying proxy statement/prospectus as Annex H.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as a special resolution, that subject to the approval of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal, the amended and restated memorandum and articles of association of FACT currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed New PAD Charter (in the form attached to the proxy statement/prospectus of the meeting as Annex H) including, without limitation, the authorization of the change in authorized share capital as indicated therein, effective upon the effectiveness of the Domestication.”

(5)    Proposal No. 5 — The Advisory Charter Proposals — To consider and vote upon the following six separate proposals (collectively, the “Advisory Charter Proposals”) to approve, subject to the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, on a non-binding and advisory basis by ordinary resolution the certain material differences between the FACT Articles and the New PAD Charter.

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as six separate ordinary resolutions on a non-binding and advisory basis only, subject to the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, that the following governance provisions contained in the New PAD Charter be and are hereby approved and adopted:

•        Proposal No. 5A — To amend the FACT Articles to authorize the change in the authorized capital stock of FACT from (i) 200,000,000 FACT Class A Shares, 20,000,000 FACT Class B Shares and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 100,000,000 shares of New PAD Common Stock and 10,000,000 shares of undesignated preferred stock, par value $0.00001 per share.

•        Proposal No. 5B — To amend the FACT Articles to authorize adopting the State of Delaware as the exclusive forum for certain stockholder litigation.

•        Proposal No. 5C — To amend the FACT Articles to approve provisions requiring the affirmative vote of at least (i) a majority of New PAD’s then outstanding capital stock (except where a lower threshold is provided by the DGCL) for amendments to the New PAD Charter; and (ii) a majority of the New PAD Board or a majority of New PAD’s then outstanding capital stock for amendments to the New PAD Bylaws.

•        Proposal No. 5D — To amend the FACT Articles to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than a majority of the outstanding shares entitled to vote at an election of directors, voting together as a single class.

•        Proposal No. 5E — To amend the FACT Articles to approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting.

•        Proposal No. 5F — To amend the FACT Articles to authorize (i) changing the corporate name from “FACT II Acquisition Corp.” to “Precision Aerospace & Defense Group, Inc.,” (ii) making New PAD’s corporate existence perpetual, and (iii) removing certain provisions related to FACT’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.”

(6)    Proposal No. 6 — The Incentive Plan Proposal — To consider and vote upon a proposal to approve, subject to the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, by ordinary resolution, the New PAD 2026 Omnibus Securities and Incentive Plan (the “New PAD Incentive Plan”). We refer to this proposal as the “Incentive Plan Proposal.”

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that subject to the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, the New PAD 2026 Omnibus Securities and Incentive Plan, in the form attached to the proxy statement/prospectus of the meeting as Annex J, be adopted and approved.”

(7)    Proposal No. 7 — Director Election Proposal — To consider and vote upon a proposal to approve, subject to the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, by ordinary resolution, the election of seven directors to serve on the New PAD board of directors until their respective successors are duly elected and qualified. We refer to this proposal as the “Director Election Proposal.”

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that subject to the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, the persons named below be elected to serve on the New PAD board of directors until their respective successors are duly elected and qualified, effective upon the consummation of the Business Combination.”

Name of Director
[•]
[•]
[•]
[•]
[•]
[•]
[•]

(8)    Proposal No. 8 — The Adjournment Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the EGM to a later date or dates, if necessary or desirable (the “Adjournment Proposal”).

The full text of the resolution to be considered and, if thought fit, passed and approved is as follows:

“RESOLVED, as an ordinary resolution, that the EGM be adjourned to a later date or dates, if the FACT Board deems it necessary or desirable, be approved.”

Approval of each of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal is a condition to consummating the Business Combination. We refer to such proposals, collectively, as the “Condition Precedent Proposals.” Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Charter Proposals, Director Election Proposal and Incentive Plan Proposal are each conditioned on the approval of the Condition Precedent Proposals and approval of each is a condition to consummating the Business Combination. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

Only holders of record of FACT Class A Shares and FACT Class B Shares (together, the “FACT Ordinary Shares”) at the close of business on [•], 2026 (the “Record Date”) are entitled to notice of and to vote at and to have their votes counted at the EGM and any adjournment of the EGM.

This proxy statement/prospectus and accompanying proxy card is being provided to FACT’s shareholders in connection with the solicitation of proxies to be voted at the EGM and at any adjournment of the EGM. Whether or not you plan to attend the EGM, all of FACT’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 16 of this proxy statement/prospectus.

After careful consideration, the FACT Board has unanimously determined that the Business Combination is fair, advisable, and in the best interests of FACT and its shareholders, unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Domestication and Merger, and “FOR” all other proposals presented to FACT’s shareholders in this proxy statement/prospectus. The Business Combination was not structured to require the approval of at least a majority of FACT’s unaffiliated shareholders because such a vote is not required under Cayman Islands law. When you consider the recommendation of the proposals herein by the FACT Board, you should keep in mind that the Sponsor, Sponsor

HoldCo and FACT’s directors and officers and their affiliates have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for further discussion of these considerations.

Public Shareholders, other than the Sponsor, Sponsor HoldCo and the FACT Insiders, may request that FACT redeem all or a portion of his, her, or its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     hold Public Shares or hold Public Shares through FACT Units and elect to separate your FACT Units into the underlying Public Shares and FACT Warrants prior to exercising your redemption rights with respect to the Public Shares;

(ii)    submit a written request to Odyssey Transfer and Trust Company (“Odyssey”), FACT’s transfer agent, which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that FACT redeem all or a portion of your Public Shares for cash; and

(iii)   tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to Odyssey, physically or electronically through The Depository Trust Company (“DTC”) DWAC (Deposit/Withdrawal at Custodian) system.

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [•], Eastern Time, on [•], 2026 (two business days before the scheduled date of the EGM) in order for their Public Shares to be redeemed.

Holders of Public Shares (other than the Sponsor, Sponsor HoldCo and the FACT Insiders) may elect to redeem all or a portion of their Public Shares regardless of if or how they vote in respect of the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a Public Shareholder (other than the Sponsor, Sponsor HoldCo and the FACT Insiders) properly exercises its right to redeem all or a portion of the Public Shares that it holds, including timely delivering such shares to Odyssey, FACT will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the funds held in the trust account established at the consummation of FACT’s initial public offering (the “Trust Account”), including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of Permitted Withdrawals), calculated as of two business days prior to the consummation of the Business Combination (the “Redemption Price”). For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. Prior to exercising redemption rights, Public Shareholders should verify the market price of the FACT Class A Shares, as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. FACT cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the FACT Class A Shares when Public Shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange his, her or its Public Shares for cash and will no longer own Public Shares. See “The Extraordinary General Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group for the purposes of acquiring, holding or disposing of shares, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 15% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a partnership, syndicate or other group for the purposes of acquiring, holding or disposing of shares, will not be redeemed.

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of FACT’s shareholders (the “FACT Shareholder Approval”); (ii) the approval and adoption of the Business Combination Agreement by PAD’s stockholders (the “PAD Stockholder Approval”); (iii) the absence of laws, rules, regulations, judgments, decrees, executive orders or awards making the Business Combination illegal or otherwise prohibiting its consummation or restraining or imposing any condition on its consummation; (iv) the Registration Statement having been declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings seeking such a stop order having been initiated or threatened in writing by the SEC; and (v) (A) all applicable waiting periods under the HSR Act with respect to the Business Combination having expired or been terminated, (B) at least 60 days shall have elapsed since the submission to the United States Department of State Directorate of Defense Trade Controls of all information required by 22 C.F.R. § 122.4(b), and (C) each consent of any Governmental Authority (as defined in the Business Combination Agreement) required to consummate the Business Combination having been obtained and shall be in full force and effect.

The obligations of PAD to consummate the Business Combination are subject to additional conditions, including, among others: (i) the truth and accuracy of the representations and warranties of FACT and Merger Sub, subject to customary bring-down standards; (ii) material compliance by FACT and Merger Sub with their respective obligations, agreements and covenants under the Business Combination Agreement; (iii) receipt by PAD of a closing certificate of FACT; (iv) there being no Material Adverse Effect (as defined in the Business Combination Agreement) with respect to FACT; (v) FACT having provided the Public Shareholders the opportunity to make redemption elections with respect thereto; (vi) FACT’s initial listing application in connection with the Business Combination shall have been conditionally approved and, immediately following the Effective Time, FACT shall satisfy any applicable initial listing requirements of Nasdaq; (vii) the aggregate cash available from the Trust Account and other sources as set forth in the Business Combination Agreement equaling no less than $75,000,000 (after deducting SPAC Transaction Expenses (as defined in the Business Combination Agreement) and any amounts paid to FACT’s shareholders that exercise their redemption rights in connection with the Business Combination) (the “Minimum FACT Cash Amount”); (viii) receipt of certain executed ancillary documents and the amended and restated certificate of incorporation of FACT shall have become effective; and (ix) FACT having taken all necessary and appropriate measures to have all funds held in the Trust Account be disbursed to FACT and released from the Trust Account to New PAD on the Closing Date.

The obligations of FACT and Merger Sub to consummate the Business Combination are subject to additional conditions, including, among other things: (i) the truth and accuracy of the representations and warranties of PAD, subject to customary bring-down standards; (ii) material compliance by PAD with its agreements and covenants under the Business Combination Agreement; (iii) no Material Adverse Effect (as defined in the Business Combination Agreement) with respect to PAD having occurred since the date of the Business Combination Agreement that is continuing; and (iv) receipt of a closing certificate of PAD and certain executed ancillary documents.

Only holders of record of FACT Ordinary Shares at the close of business on the Record Date are entitled to notice of and to have their votes counted at the EGM and any adjournment of the EGM.

The approval of the Business Combination Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote thereon at the EGM, vote at the EGM. The Business Combination Proposal is conditioned on the approval of the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if any of the Domestication Proposal, the Stock Issuance Proposal or the Charter Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

The approval of the Domestication Proposal requires a special resolution, being a resolution passed by at least two-thirds of such holders of FACT Ordinary Shares who, being present in person or, where proxies are allowed, by proxy and entitled to vote thereon at the EGM, vote at the EGM. The Domestication Proposal is conditioned on the approval of the Business Combination Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if any of the Business Combination Proposal, the Stock Issuance Proposal or the Charter Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

The approval of the Stock Issuance Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote thereon at the EGM, vote at the EGM. The Stock Issuance Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal and the Charter Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Charter Proposal is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

The approval of the Charter Proposal requires a special resolution, being a resolution passed by at least two-thirds of such holders of FACT Ordinary Shares who, being present in person or, where proxies are allowed, by proxy and entitled to vote thereon at the EGM, vote at the EGM. The Charter Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Stock Issuance Proposal is not approved, the Charter Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

The approval of the Advisory Charter Proposals requires an ordinary resolution on a non-binding and advisory basis only, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote thereon at the EGM, vote at the EGM. The Advisory Charter Proposals are conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Advisory Charter Proposals will have no effect, even if approved by holders of FACT Ordinary Shares.

The approval of the Incentive Plan Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote thereon at the EGM, vote at the EGM. The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Incentive Plan Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

The approval of the Director Election Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote thereon at the EGM, vote at the EGM. The Director Election Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Director Election Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

The approval of the Adjournment Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote thereon at the EGM, vote at the EGM. The Adjournment Proposal is not conditioned upon the approval of any other proposal to be voted on at the EGM.

In connection with FACT’s initial public offering (“IPO”), FACT’s initial shareholders, directors and officers, the Sponsor and Sponsor HoldCo entered into a letter agreement with FACT (the “Letter Agreement”), pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of an initial business combination. Such redemption rights waiver was provided at the time of the IPO without any separate consideration paid. The FACT Insiders collectively own 6,595,833 FACT Ordinary Shares, or approximately 27% of the issued and outstanding FACT Ordinary Shares, as follows: (i) the Sponsor owns 0 FACT Class B Shares and 17,500 FACT Class A Shares; (ii) the FACT independent directors each own 30,000 FACT Class B Shares, for an aggregate of 90,000 FACT Class B Shares; (iii) our Executive Chairman owns 130,000 FACT Class B Shares and (iv) Sponsor HoldCo owns an aggregate of 440,000 FACT Class A Shares, 325,000 restricted FACT Class A Shares and 5,593,333 FACT Class B Shares.

Your vote is very important. Whether or not you plan to attend the EGM, please submit your vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the EGM. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the EGM. The Business Combination will be consummated only if the Condition Precedent Proposals are approved at the EGM, and if the other conditions to Closing are satisfied or waived. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Charter Proposals, Director Election Proposal and Incentive Plan Proposal are each conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the EGM. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the EGM in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the EGM and will not be voted. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any proposal in the accompanying proxy statement/prospectus. An abstention or broker non-vote will be counted towards the quorum requirement. Abstentions and broker non-votes will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal because each proposal requires the affirmative vote of a particular number of votes cast and neither an abstention nor a broker non-vote is a vote cast. If you are a shareholder of record and you attend the EGM and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your FACT Ordinary Shares, please contact [•] (“[•]”), our proxy solicitor, by email at [•]. Individuals may also call [•] toll free at [•]; banks and brokers can call [•]. This notice of EGM and the proxy statement/prospectus are available at [•].

Thank you for your participation. We look forward to your continued support.

By Order of the FACT Board of Directors

Robert Rackind
Executive Chairman

Important Notice Regarding the Availability of Proxy Materials for the EGM to be held on            , 2026: This notice of EGM and the related proxy statement will be available at [•].

IF YOU RETURN YOUR PROXY CARD SIGNED AND WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR PROXY CARD WILL APPOINT ROBERT RACKIND AND ADAM GISHEN AS YOUR PROXY TO VOTE YOUR SHARES IN THEIR DISCRETION. ROBERT RACKIND AND ADAM GISHEN WILL VOTE ANY UNDIRECTED PROXIES IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) SUBMIT A WRITTEN REQUEST TO ODYSSEY AT LEAST TWO BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE EGM, WHICH REQUEST MUST INCLUDE THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE PUBLIC SHARES FOR WHICH REDEMPTION IS REQUESTED, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (2) TENDER OR DELIVER YOUR PUBLIC SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) TO ODYSSEY, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

The accompanying proxy statement/prospectus is dated            , 2026 and is first being mailed to shareholders on or about            , 2026.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by FACT and PAD, constitutes a prospectus of FACT under Section 5 of the Securities Act, with respect to the shares of New PAD Common Stock to be issued under the Business Combination Agreement if the Business Combination described herein is consummated. This document also constitutes a notice of meeting and a proxy statement of FACT under Section 14(a) of the Exchange Act with respect to the EGM of FACT at which FACT Shareholders will be asked to consider and vote upon proposals to approve the Business Combination by the adoption of the Business Combination Agreement, among other matters.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to FACT Shareholders nor the issuance by New PAD of New PAD Common Stock in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding FACT has been provided by FACT and information contained in this proxy statement/prospectus regarding PAD has been provided by PAD. FACT does not have independent knowledge of the matters set forth herein regarding PAD or its subsidiaries, and PAD does not have independent knowledge of the matters set forth herein regarding FACT or its subsidiaries.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

i

____________

*        To be filed by amendment.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “FACT” refer to FACT II Acquisition Corp. and the terms “New PAD,” “combined company” and “post-combination company” refer to New PAD (f/k/a FACT II Acquisition Corp. as of immediately following the consummation of the Business Combination) and its subsidiaries following the consummation of the Business Combination.

In this document:

“Adjournment Proposal” means the proposal to approve, by ordinary resolution, the adjournment of the EGM to a later date or dates, if necessary or desirable.

“Advisory Charter Proposals” means the six proposals to be considered at the EGM to approve on a non-binding and advisory basis by ordinary resolution certain material differences between the FACT Articles and the New PAD Charter.

“Aerofab” means Aerofab NDT, LLC, a Washington limited liability company.

“Alternative Transaction” means (i) with respect to PAD and its subsidiaries, a transaction (other than the Business Combination) concerning the sale of (A) 15% or more of the business or assets of the PAD and its subsidiaries on a consolidated basis or (B) 15% or more of the issued and outstanding shares or other equity interests or profits of PAD, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management contract, joint venture or partnership, or otherwise, and (ii) with respect to FACT, a transaction (other than the Business Combination) concerning a business combination.

“Business Combination” means, collectively, the Merger, the Domestication and the other transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the Business Combination Agreement, dated as of November 26, 2025 (as it may be amended, restated, supplemented, or otherwise modified from time to time), by and among FACT, Sponsor HoldCo, Merger Sub, and PAD.

“Business Combination Proposal” means the proposal to be considered at the EGM to approve and adopt the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement.

“Cayman Companies Act” means the Companies Act of the Cayman Islands (As Revised).

“CCM” means Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (f/k/a Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC).

“Charter Proposal” means the proposal to be considered at the EGM to approve, by special resolution, the New PAD Charter.

“Class B Share Conversion” means the conversion of a FACT Class B Share into a FACT Class A Share on a one-for-one basis (a) at any time and from time to time at the option of each holder of a FACT Class B Share and (b) concurrently with or immediately following the consummation of a business combination, pursuant to the terms of the FACT Articles, subject to adjustment as defined therein.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“completion window” means the time in which FACT has to complete its initial business combination pursuant to the terms of the FACT Articles, which is until the date that is within 18 months from the closing of its IPO (or 24 months from the closing of its IPO if it has executed a definitive agreement for an initial business combination within 18 months from the closing of its IPO), or by such earlier liquidation date as the FACT Board may approve.

“Condition Precedent Proposals” means the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, the approval of each of which is a condition to consummating the Business Combination.

“DGCL” means the Delaware General Corporation Law.

“Director Election Proposal” means the proposal to be considered at the EGM to approve, by ordinary resolution, the election of seven directors to serve on the New PAD Board.

“Domestication” means the deregistration of FACT from the Cayman Islands and the registration by way of continuation of FACT as a corporation incorporated in the State of Delaware, in accordance with the FACT Articles, Section 388 of the DGCL and Part XII of the Cayman Companies Act.

“Domestication Proposal” means the proposal to be considered at the EGM to approve, by special resolution, the Domestication.

“DTC” means The Depository Trust Company.

“Effective Time” means the effective time of the Merger.

“EGM” means the extraordinary general meeting of the FACT Shareholders, to be held virtually at            a.m., Eastern Time, on            , 2026. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the FACT Articles, the physical location of the EGM will be at the offices of Paul Hastings LLP at 200 Park Avenue, New York, New York 10016.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FACT” means FACT II Acquisition Corp., a Cayman Islands exempted company.

“FACT Articles” means the amended and restated memorandum and articles of association of FACT (as may be amended from time to time).

“FACT Board” means the board of directors of FACT.

“FACT Class A Common Stock” means the Class A common stock of FACT, par value $0.0001 per share, after the Domestication.

“FACT Class A Shares” means the Class A ordinary shares of FACT, par value $0.0001 per share, prior to the Domestication.

“FACT Class B Common Stock” means the Class B common stock of FACT, par value $0.0001 per share, after the Domestication.

“FACT Class B Shares” means the Class B ordinary shares of FACT, par value $0.0001 per share, prior to the Domestication.

“FACT Closing Cash” means the aggregate cash proceeds available for release to FACT from the Trust Account (net of the amount to be paid to redeeming Public Shareholders and after payment of any transaction expenses) and other sources as set forth in the Business Combination Agreement.

“FACT Common Stock” means, collectively, the FACT Class A Common Stock and FACT Class B Common Stock.

“FACT Insiders” means the Sponsor, Sponsor HoldCo, and certain directors and officers of FACT holding FACT Class B Shares.

“FACT Ordinary Shares” means FACT Class A Shares and FACT Class B Shares.

“FACT Shareholders” means holders of FACT Ordinary Shares.

“FACT Shareholder Approval” means the requisite vote by the FACT Shareholders to approve and adopt the Business Combination Agreement and transactions contemplated thereby.

“FACT Unaffiliated Shareholders” means holders of FACT Ordinary Shares other than (i) the Sponsor, (ii) Sponsor HoldCo, and (iii) officers, directors or affiliates of FACT.

“FACT Units” means the units sold in the IPO, each consisting of one FACT Class A Share and one-half of one redeemable public warrant.

“FACT Warrants” means collectively, the public warrants and the private placement warrants.

“Financing” means an equity financing to be entered into by FACT, PAD and third-party investors pursuant to the Business Combination Agreement.

“Founder Shares” means the FACT Class B Shares purchased by the Sponsor in a private placement prior to the IPO, and the FACT Class A Shares that will be issued upon the conversion thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Incentive Plan Proposal” means the proposal to be considered at the EGM to approve, by ordinary resolution, the New PAD Incentive Plan.

“IPO” means FACT’s initial public offering of its units, ordinary shares and warrants pursuant to its registration statement on Form S-1 declared effective by the SEC on November 25, 2024 (SEC File No. 333-281593).

“Letter Agreement” means the letter agreement entered into by FACT’s initial shareholders, directors and officers, the Sponsor and Sponsor HoldCo, pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of an initial business combination.

“Lock-Up Agreements” means collectively the Sponsor Lock-Up Agreement and the PAD Shareholder Lock-Up Agreement.

“Maney” means Maney Aircraft, Inc., a California corporation.

“Merger” means the merger of Merger Sub with and into PAD with PAD surviving the merger as a wholly-owned subsidiary of FACT.

“Merger Sub” means Patriot Merger Subsidiary, Inc., a Florida corporation and a direct, wholly-owned subsidiary of FACT.

“Minimum FACT Cash Amount” means the aggregate cash proceeds from FACT’s trust account and other sources as set forth in the Business Combination Agreement, equaling no less than $75,000,000 (after deducting SPAC Transaction Expenses (as defined in the Business Combination Agreement) and any amounts paid to FACT Shareholders that exercise their redemption rights in connection with the Business Combination).

“Nasdaq” means the Nasdaq Stock Market, LLC.

“New FACT” means FACT after the consummation of the Domestication.

“New FACT Board” means the board of directors of New FACT.

“New PAD” means New FACT after the consummation of the Business Combination, which will be named “Precision Aerospace & Defense Group, Inc.”

“New PAD Board” means the board of directors of New PAD.

“New PAD Bylaws” means the proposed new bylaws of New PAD, to take effect upon the consummation of the Merger.

“New PAD Charter” means the proposed new certificate of incorporation of New PAD, to take effect upon the consummation of the Merger.

v

“New PAD Common Stock” means the Class A common stock of FACT, par value $0.0001 per share, after the Merger.

“New PAD Incentive Plan” means the New PAD 2026 Omnibus Securities and Incentive Plan.

“New PAD Option” means an option to purchase Public Shares upon the same terms and conditions as were in effect with respect to the PAD Option immediately prior to the Effective Time.

“Odyssey” or “Transfer Agent” means Odyssey Transfer and Trust Company, FACT’s transfer agent.

“PAD” means Precision Aerospace & Defense Group, Inc., a Florida corporation.

“PAD Option” means an option to purchase PAD Shares granted under PAD’s 2024 Omnibus Securities and Incentive Plan.

“PAD Series A Preferred Stock” means shares of Series A Preferred Stock of PAD, par value $0.001 per share.

“PAD Series B Preferred Stock” means shares of Series B Preferred Stock of PAD, par value $0.001 per share.

“PAD Series C Preferred Stock” means shares of Series C Preferred Stock of PAD, par value $0.001 per share.

“PAD Series D Preferred Stock” means shares of Series D Preferred Stock of PAD, par value $0.001 per share.

“PAD Preferred Stock” means collectively PAD Series A Preferred Stock, PAD Series B Preferred Stock, PAD Series C Preferred Stock, and PAD Series D Preferred Stock.

“PAD Shareholder Lock-Up Agreement” means the lock-up agreement to be entered into in connection with the Closing pursuant to the Business Combination Agreement by FACT, PAD, certain holders of PAD’s equity interests and New PAD.

“PAD Shares” means shares of common stock of PAD, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time.

“PAD Stockholder Approval” means the requisite vote by stockholders of PAD to approve and adopt the Business Combination Agreement and transactions contemplated thereby.

“PAD Stockholders” means holders of PAD’s capital stock.

“PAD Support Agreements” means the certain PAD Support Agreement, dated as of [•], by and among FACT, PAD and the PAD Supporting Stockholders.

“PAD Supporting Stockholders” means certain stockholders of PAD who are parties to the PAD Support Agreement.

“Permitted Withdrawals” means amounts withdrawn from the Trust Account to pay franchise and income tax obligations.

“Private Placement” means the private placement of an aggregate of 500,625 Private Placement Units at a price of $10.00 per Private Placement Unit and 162,500 Private Placement Securities at a price of $10.00 per Private Placement Security, generating gross proceeds of $6,631,250, as follows: (A) 17,500 Private Placement Units ($175,000 in the aggregate) with the Sponsor, (B) (i) 260,000 Private Placement Units and (ii) 162,500 Private Placement Units and 325,000 restricted FACT Class A Shares ($4,225,000 in the aggregate) with Sponsor HoldCo, (C) 178,500 Private Placement Units ($1,785,000 in the aggregate) with CCM, and (D) 44,625 Private Placement Units with Seaport ($446,250 in the aggregate).

“Private Placement Securities” means the Private Placement Units and the restricted FACT Class A Shares, collectively.

“Private Placement Securities” means the restricted FACT Class A Shares together with such Private Placement Units.

“Private Placement Shares” means the FACT Class A Shares sold as part of the Private Placement Units.

“Private Placement Units” means the units issued to Sponsor HoldCo, CCM and Seaport in private placements simultaneously with the closing of the IPO, which private placement units are identical to the units sold in the IPO, subject to certain limited exceptions described in the prospectus filed on November 26, 2024.

“private placement warrants” means the warrants sold as part of the Private Placement Units.

“Public Shareholder” means a holder of Public Shares.

“Public Shares” means collectively the FACT Class A Common Stock (prior to the consummation of the Merger) and the New PAD Common Stock (following consummation of the Merger) and FACT Class A Shares.

“public warrants” means warrants sold as part of the units in the IPO.

“Record Date” means [•], 2026.

“Redemption Price” means the per-share price, payable in cash, equal to the pro rata portion of the funds held in the Trust Account including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of Permitted Withdrawals), calculated as of two business days prior to the consummation of the Business Combination at which each Public Share may be redeemed in connection with the Business Combination, pursuant to the FACT Articles.

“Registration Statement” means the registration statement of which this proxy statement/prospectus forms a part.

“Seaport” means Seaport Global Securities LLC.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Advisor” means Rachelle du Rocher, a senior advisor to FACT.

“Sponsor” means FACT II Acquisition Parent LLC, a Cayman Islands limited liability company.

“Sponsor HoldCo” means FACT II Acquisition LLC, a Cayman Islands limited liability company.

“Sponsor HoldCo Contributed Shares” means the number of shares of New PAD Common Stock equal to [•] if the Minimum FACT Cash Amount has not been met and FACT has used good faith efforts to meet the Minimum FACT Cash Amount.

“Sponsor HoldCo Forfeited Shares” means the FACT Class B Shares to be forfeited by Sponsor HoldCo to FACT, equal to [•].

“Sponsor Lock-Up Agreement” means the lock-up agreement to be entered into in connection with the Closing pursuant to the Business Combination Agreement by PAD, FACT, Sponsor HoldCo, certain other holders of equity interests of FACT and New PAD.

“Sponsor Support Agreement” means Sponsor Support Agreement, dated November 26, 2025, by and among FACT, PAD and Sponsor HoldCo, as it may be amended and supplemented from time to time.

“Stock Issuance Proposal” means the proposal to be considered at the EGM to approve, by ordinary resolution, including for purposes of complying with the applicable provisions of Nasdaq Listing Rules 5635(a), (b) and (d), the issuance or potential issuance of (i) shares of New PAD Common Stock to in connection with the Business Combination Agreement, and (ii) any other issuances of preferred stock, common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements that FACT has entered, or may enter, into prior to the Closing of the Business Combination.

“Transaction Consideration” means the total consideration to be paid to PAD Stockholders (including holders of options, warrants and other convertible securities) in the consummation of the Business Combination, after adjusting for debt, cash and transaction expenses, in shares of New PAD Common Stock based on a pre-money enterprise value of PAD of $317 million.

“Trust Account” means the trust account established in connection with the IPO.

“V&M” means AOP Precision Products, LLC, d/b/a V&M Precision Machining and Grinding, a Florida limited liability company.

“U.S. GAAP” means the accounting principles generally accepted in the United States of America.

“Working Capital Loans” means any loans provided by Sponsor HoldCo, the Sponsor, any of their respective affiliates, or FACT’s directors and officers to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination.

FINANCIAL STATEMENT PRESENTATION

FACT

FACT is a blank check company, incorporated as a Cayman Islands exempted company on June 19, 2024 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. FACT currently has no material assets and does not currently operate any businesses. The financial statements of FACT included in this proxy statement/prospectus have been prepared in accordance with U.S. GAAP.

PAD

PAD was originally organized on July 8, 2016 as a limited liability company in the State of Florida as Precision Aerospace Group, LLC. On November 3, 2023, Precision Aerospace Group, LLC was converted to a Florida corporation and on April 9, 2025, it changed its name to Precision Aerospace & Defense Group, Inc. pursuant to the Articles of Conversion filed with the Florida Secretary of State. The financial statements of PAD included in this proxy statement/prospectus have been prepared in accordance with U.S. GAAP.

This proxy statement/prospectus contains:

•        the audited financial statements of FACT as of December 31, 2024 and for the period from June 19, 2024 (inception) through December 31, 2024 and the unaudited financial statements of FACT as of September 30, 2025 and the three and nine months ended September 30, 2025; and

•        the audited financial statements of PAD as of December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 and the unaudited financial statements of PAD as of September 30, 2025 and for the three and nine months ended September 30, 2025.

Unless indicated otherwise, financial data presented in this proxy statement/prospectus have been taken from the audited and unaudited financial statements of FACT and PAD, as applicable, included in this proxy statement/prospectus.

In this proxy statement/prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars, and all references to “$,” “US$,” “USD” and “dollars” mean U.S. dollars.

In this proxy statement/prospectus, certain monetary amounts, percentages and other figures included herein have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables and charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

MARKET AND INDUSTRY DATA

In this proxy statement/prospectus, FACT and PAD rely on and refer to industry data, information and statistics regarding the industry and markets in which PAD competes from publicly available information, industry and general publications and research and studies conducted by third parties. Each of FACT and PAD has taken such care as it considers reasonable in the extraction and reproduction of information from such data from third-party sources.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The industry in which New PAD will operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this proxy statement/prospectus. Furthermore, such information and data cannot always be verified with complete certainty due to limits on the availability and reliability of data, the voluntary nature of the data gathering process and other limitations and uncertainties. Finally, while each of FACT and PAD believes its own internal estimates and research are reliable, and is not aware of any misstatements regarding such information and data presented in this proxy statement/prospectus, such research has not been verified by any independent source. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under the section of this proxy statement/prospectus titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

Notwithstanding anything in this proxy statement/prospectus to the contrary, FACT and PAD are responsible for all disclosures in this proxy statement/prospectus.

x

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This proxy statement/prospectus contains references to trademarks and service marks belonging to other entities.

FACT, PAD and their respective affiliates own or have rights to trademarks, trade names and service marks that they use in connection with the operation of their businesses. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and ℠ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, trade names and service marks. FACT and PAD do not intend their use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of them by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions, that, if proven incorrect or do not materialize, could cause the results of PAD, FACT or New PAD following the Business Combination to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements generally are identified by the words “intend,” “plan,” “may,” “should,” “will,” “project,” “estimate,” “anticipate,” “believe,” “expect,” “continue,” “potential,” “opportunity” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and the closing related to the Business Combination; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•        expectations related to the terms and timing of the completion of the Business Combination;

•        the occurrence of any event giving rise to the right of a party to terminate the Business Combination Agreement;

•        expectations related to the projected capitalization of New PAD following the completion of the Business Combination;

•        projections relating to the future financial performance of FACT, PAD and New PAD;

•        statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity;

•        the expected directors and officers of New PAD after the completion of the Business Combination;

•        the expected benefits of the Business Combination;

•        the expected financial and business performance following the completion of the Business Combination;

•        New PAD’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, and plans;

•        the ability to expand the business of New PAD and provide new offerings, services and features and make enhancements to its business;

•        potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions;

•        developments and projections relating to New PAD’s competitors and industries;

•        the ability to compete with existing and new competitors in existing and new markets and offerings;

•        the ability to acquire new businesses or pursue strategic transactions;

•        the expectations regarding the effects of existing and developing laws and regulations; and

•        global and domestic economic conditions and their impact on demand for New PAD’s markets and offerings.

The following factors or events, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•        FACT’s and PAD’s ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms and timing of such arrangements;

•        the timing to consummate the Business Combination;

•        the failure to satisfy the conditions to Closing;

•        the risk that approval of the FACT Shareholders is not obtained;

•        the amount of redemption requests made by the FACT Shareholders;

•        the inherent uncertainty associated with financial or other projections;

•        the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Business Combination, or the risk that the anticipated benefits and synergies of the Business Combination may not be fully realized or take longer to realize than expected;

•        unexpected costs, liabilities or delays in connection with or with respect to the Business Combination;

•        the diversion of FACT’s and PAD’s management’s time on issues related to the Business Combination;

•        the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement;

•        the failure to consummate or delay in consummating the Business Combination;

•        the effect of the announcement or pendency of the Business Combination on FACT’s or PAD’s customers, employees and business relationships, operating results, ability to retain and hire key personnel and businesses generally;

•        the ability to obtain and/or maintain the listing of New PAD Common Stock on Nasdaq;

•        changes in the financial or operating performance of FACT or PAD or more generally due to broader stock market movements and the performance of peer group companies;

•        competitive pressures in the markets in which FACT and PAD operate;

•        dilution caused by issuances of additional shares of New PAD Common Stock by New PAD;

•        the risk that the anticipated tax treatment of the Business Combination is not obtained;

•        potential legal proceedings relating to the Business Combination and the outcome of any such legal proceeding;

•        economic uncertainty and capital markets disruption, which has been significantly impacted by the current U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates;

•        changes in laws or regulations; and

•        changes in general economic conditions.

For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the section titled “Risk Factors” beginning on page 16 of this proxy statement/prospectus. Additionally, see the section titled “Where You Can Find More Information” beginning on page 238 of this proxy statement/prospectus.

The risks and uncertainties described and referred to above are not exclusive and further information concerning FACT, PAD and New PAD and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. There may be additional risks that neither FACT nor PAD presently know or that FACT and PAD currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FACT’s and PAD’s current expectations, plans, or forecasts of future events and are qualified in their entirety by reference to the cautionary statements herein. You are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. The forward-looking statements in this proxy statement/prospectus speak only as of the date of this proxy statement/prospectus. Except as required by law, none of FACT, PAD or New PAD assumes any obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the EGM and the proposals to be presented at the EGM, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to FACT Shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the Business Combination and the voting procedures for the EGM.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus because you are a FACT Shareholder and you are entitled to vote at the EGM to approve the matters set forth herein. This document serves as:

•        a proxy statement of FACT to solicit proxies for the EGM to vote on the proposals set forth herein; and

•        a prospectus of FACT to offer New PAD Common Stock to FACT Shareholders and PAD Stockholders (other than the PAD Supporting Stockholders) in the Business Combination.

FACT Shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the Business Combination. FACT is proposing to consummate the Business Combination with PAD. FACT, Sponsor HoldCo, Merger Sub and PAD have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. FACT urges its shareholders to read the Business Combination Agreement in its entirety.

THE VOTE OF THE FACT SHAREHOLDERS IS IMPORTANT. FACT SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE EGM.

Q:     What proposals are FACT Shareholders being asked to vote on?

A:     At the EGM, FACT is asking holders of FACT Ordinary Shares to consider and vote upon the following proposals:

•        the Business Combination Proposal;

•        the Domestication Proposal;

•        the Stock Issuance Proposal;

•        the Charter Proposal;

•        the Advisory Charter Proposals;

•        the Incentive Plan Proposal;

•        the Director Election Proposal; and

•        the Adjournment Proposal (if presented).

If the FACT Shareholders do not approve each of the Condition Precedent Proposals, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated and the Business Combination may not be consummated. See the sections of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal,” “Proposal No. 2 — The Domestication Proposal,” “Proposal No. 3 — The Stock Issuance Proposal” and “Proposal No. 4 — The Charter Proposal.”

FACT will hold the EGM to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the EGM. FACT Shareholders should read it carefully.

After careful consideration, the FACT Board has determined that each of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Charter Proposal, the Advisory Charter Proposals, the Incentive Proposal, the Director Election Proposal and the Adjournment Proposal, if presented, are fair, advisable, and in the best interests of FACT and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of FACT and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

Q:     Are the proposals conditioned on one another?

A:     Yes. The Business Combination is conditioned on the approval of each of the Condition Precedent Proposals at the EGM. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Charter Proposals, Director Election Proposal and Incentive Plan Proposal are each also conditioned on the approval of the Condition Precedent Proposals. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

Q:     I am a holder of Public Shares. Why am I receiving this proxy statement/prospectus?

A:     Upon consummation of the Business Combination, and without any action on the part of any party or any other person, each outstanding FACT Class A Share (excluding Public Shares validly submitted for redemption and the Sponsor HoldCo Forfeited Shares, but including FACT Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of New PAD Common Stock. This proxy statement/prospectus includes important information about New PAD and the business of New PAD and its subsidiaries following consummation of the Business Combination. FACT urges you to read the information contained in this proxy statement/prospectus carefully.

Q:     Why is FACT proposing the Business Combination?

A:     FACT was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.

On November 25, 2024, FACT consummated its IPO of 17,500,000 FACT Units, generating gross proceeds of $175,000,000. Simultaneously with the consummation of the IPO and the issuance and sale of the FACT Units, FACT consummated the private placement of an aggregate of 500,625 private placement units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit and 162,500 Private Placement Securities at a price of $10.00 per Private Placement Security (as defined below), generating gross proceeds of $6,631,250, as follows: (A) 17,500 Private Placement Units ($175,000 in the aggregate) with the Sponsor, (B) (i) 260,000 Private Placement Units and (ii) 162,500 Private Placement Units and 325,000 restricted FACT Class A Shares (such restricted FACT Class A Shares together with such Private Placement Units collectively, the “Private Placement Securities”) ($4,225,000 in the aggregate) with Sponsor HoldCo (C) 178,500 Private Placement Units ($1,785,000 in the aggregate) with CCM and (D) 44,625 Private Placement Units with Seaport ($446,250 in the aggregate) (collectively, the “Private Placement”). Following the closing of the IPO, on November 27, 2024, an amount of $175,875,000 ($10.05 per unit) of the net proceeds of the IPO and the Private Placement was placed in the Trust Account, located in the United States, with Odyssey acting as trustee, and the funds were invested or held either (i) in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, (ii) as uninvested cash, or (iii) in an interest bearing bank demand deposit account or other accounts at a bank, as determined by FACT, until the earlier of (A) the completion of a business combination and (B) the distribution of the funds in the Trust Account to the FACT Shareholders. Since the IPO, FACT’s activity has been limited to the evaluation of business combination target companies.

PAD is a Florida corporation that implements a strategic acquisition and integration model focused on established businesses within the aerospace and defense industry. Serving as a central coordinating entity, PAD fosters a cohesive family of synergistic subsidiaries, enhancing value through the integration of complementary suppliers. The FACT Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including the FACT Board’s review of the results of the due diligence conducted by FACT management and its advisors. As a result, the FACT Board concluded that the Business Combination with PAD would present a unique business combination opportunity and is in the best interests of FACT and its shareholders. The FACT Board also considered certain potentially material negative factors as well as certain potential conflicts of interest in arriving at that conclusion.

These factors are discussed in greater detail in the section entitled “Proposal No. 1 — The Business Combination Proposal — The FACT Board’s Reasons for the Approval of the Business Combination,” as well as in the section entitled “Risk Factors.”

Q:     What are the reasons for the structure and timing of the Business Combination?

A:     FACT was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. Following the completion of the IPO, at the direction of the FACT Board, FACT’s management and directors commenced a search for potential business combination targets, leveraging FACT’s founders and executives, investment bankers, private equity firms and hedge funds and numerous other business relationships, as well as the prior experience and network of FACT’s management and directors. FACT reviewed over 100 potential business combination opportunities, entered into non-disclosure agreements with and conducted due diligence on 15 companies, and submitted non-binding letters of intent to representatives from five potential target companies other than PAD. FACT management ultimately decided not to pursue continued discussions with such alternate targets because FACT concluded that these other target businesses were not suitable business combination opportunities for FACT based on, among other factors, its due diligence indicating that the target businesses did not meet the criteria FACT had established at the time of its IPO, and instead FACT focused its efforts on PAD.

As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination is consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly and the deadline for FACT to complete an initial business combination pursuant to the FACT Articles.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”

Q:     What will FACT Shareholders receive in the Business Combination?

A:     Upon the Domestication, each outstanding FACT Class A Share (excluding Public Shares validly submitted for redemption and the Sponsor HoldCo Forfeited Shares, but including FACT Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of New PAD Common Stock.

Q:     What will PAD Stockholders receive in the Business Combination?

A:     At the Effective Time, each share of PAD’s capital stock that is issued and outstanding as of immediately prior to the Effective Time (excluding treasury shares and dissenting shares) will be automatically canceled and converted into the right to receive shares of New PAD Common Stock as set forth in the Business Combination Agreement and, with respect to each share of PAD Preferred Stock, $5.00 cash and an amount in cash equal to all dividends on such share of PAD Preferred Stock that are due and unpaid as of the Effective Time.

The “Merger Consideration” to be issued to the PAD Stockholders in the Merger pursuant to the Business Combination Agreement consists of fixed numbers of shares of New PAD Common Stock, and, with respect to PAD Preferred Stock, an amount in cash equal to the Preferred Stock Cash Payment and the Preferred Stock Dividend Payment. The Preferred Stock Cash Payment is an amount in cash equal to $5.00 multiplied by the aggregate number of shares of PAD Preferred Stock issued and outstanding as of immediately prior to the Effective Time and will depend on the number of shares of PAD Preferred Stock outstanding as of such time. The Preferred Stock Dividend Payment is an amount in cash equal to the aggregate amount of dividends due on the shares of PAD Preferred Stock that have not been paid as of the Effective Time and will depend on the aggregate amount of such dividends that remain unpaid as of such time.

In considering the recommendation of the FACT Board to vote in favor of approval of the proposals set forth in this proxy statement/prospectus, FACT Unaffiliated Shareholders should keep in mind that the Sponsor, Sponsor HoldCo and FACT’s directors and officers, and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of FACT Unaffiliated Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” and “Certain Relationships and Related Persons Transactions — FACT” for more information.

Q:     Will FACT and PAD obtain new financing in connection with the Business Combination and are there any arrangements to help ensure that FACT will have sufficient funds to consummate the Business Combination and that New PAD has sufficient funds to operate PAD’s business following the Closing?

A:     Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation, with respect to PAD’s obligations to consummate the Business Combination, that the aggregate cash available from the Trust Account and other sources as set forth in the Business Combination Agreement (after deducting SPAC Transaction Expenses (as defined in the Business Combination Agreement) and any amounts paid to FACT Shareholders that exercise their redemption rights in connection with the Business Combination) (the “FACT Closing Cash”) equaling no less than $75,000,000. As of the date of this proxy statement/prospectus, the Minimum FACT Cash Amount has not been satisfied. The parties intend to satisfy the Minimum FACT Cash Amount through the Financing, amounts released to us from the Trust Account and any other sources of financing approved by PAD. In the event that the Minimum FACT Cash Amount is not satisfied as a result of redemptions of Public Shares that reduce the amount available to be released to us from the Trust Account, PAD may, in its sole discretion, waive the Minimum FACT Cash Amount. If PAD waives the Minimum FACT Cash Amount, FACT intends to file a Current Report on Form 8-K within four business days of such event; however, such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the EGM. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”

Q:     What equity stake will current FACT Shareholders and PAD Stockholders hold in New PAD immediately after the Closing?

A:     The following tables illustrate estimated ownership levels in New PAD, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders. In the following tables, the No Redemptions Scenario and [•] Redemptions Scenario each assume that the $75 million Minimum FACT Cash Amount is satisfied through a combination of the approximately $[•] million [•] and retained funds in the Trust Account. The 50% Redemptions Scenario and Full Redemptions Scenario each represent redemptions in excess of the amount required to meet the Minimum FACT Cash Amount and assume that PAD, in its sole discretion, waives the Minimum FACT Cash Amount. In the event that the Minimum FACT Cash Amount is not satisfied as a result of redemptions of Public Shares that reduce the amount available to be released to us from the Trust Account, PAD may, in its sole discretion, waive the Minimum FACT Cash Amount. If PAD waives the Minimum FACT Cash Amount, FACT intends to file a Current Report on Form 8-K within four business days of such event; however, such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the EGM, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the EGM.

The following table excludes the dilutive effect of New PAD Options and shares of New PAD Common Stock that will initially be available for issuance under the New PAD Incentive Plan.

Pro Forma Combined
	No Redemptions Scenario			[•] Redemptions Scenario			50% Redemptions Scenario**			Full Redemptions Scenario**
	Shares	%		Shares	%		Shares	%		Shares	%
FACT Public Shareholders(1)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%	[•]	*
Sponsor HoldCo(2)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
FACT Independent Directors and Senior Advisor(3)	[•]	*		[•]	*		[•]	*		[•]	*
PAD Stockholders(4)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
[•](5)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Pro forma total shares of New PAD Common Stock outstanding at Closing	[•]	100.0%		[•]	100.0%		[•]	100.0%		[•]	100.0%

____________

*        Less than 1%.

**      Assumes that PAD, in its sole discretion, waives the Minimum FACT Cash Amount and no additional equity financing is obtained. The Full Redemptions Scenario represents the redemption of all Public Shares held by Public Shareholders.

(1)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of 0 shares under the No Redemptions Scenario, [•] shares redeemed under the [•] Redemptions Scenario, [•] shares redeemed under the 50% Redemptions Scenario, and [•] shares redeemed under the Full Redemptions Scenario.

(2)      Amount includes [•] Founder Shares held by Sponsor HoldCo and [•] held by Sponsor HoldCo. This amount includes the following forfeitures:

•        Sponsor HoldCo Forfeited Shares: [•] shares surrendered and forfeited under all redemptions scenarios.

•        Sponsor HoldCo Contributed Shares: [•] shares surrendered and forfeited under the 50% Redemptions Scenario and [•] shares surrendered and forfeited under the Full Redemptions Scenario.

(3)      Amount includes [•] Founder Shares held by each of FACT’s independent directors and advisor.

(4)      Amount includes [•] shares of New PAD Common Stock issued to PAD Stockholders. The amounts in the table do not include the potentially dilutive shares that could be issued, specifically [•] New PAD Options issued to PAD optionholders.

(5)      Amount includes the estimated shares of New PAD Common Stock to be issued to the [•] of [•], using the estimated redemption price of approximately $[•] per share.

The following table shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the consummation of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all New PAD Options for cash, each of which will be exercisable for one share of New PAD Common Stock at a price of approximately $[•] per share (based on the [•]). The table excludes shares of New PAD Common Stock that will initially be available for issuance under the New PAD Incentive Plan, as such shares will not be outstanding on the Closing Date.

Pro Forma Combined, Including Dilutive Instruments
	No Redemptions Scenario			[•] Redemptions Scenario			50% Redemptions Scenario**			Full Redemptions Scenario**
	Shares	%		Shares	%		Shares	%		Shares	%
FACT Public Shareholders(1)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%	[•]	*
Sponsor HoldCo(2)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
FACT Independent Directors and Senior Advisor(3)	[•]	*		[•]	*		[•]	*		[•]	*
PAD Stockholders(4)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
[•](5)	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
New PAD Options	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%	[•]	[•]	%
Pro forma total shares of New PAD Common Stock outstanding at Closing	[•]	100.0%		[•]	100.0%		[•]	100.0%		[•]	100.0%

____________

*        Less than 1%.

**      Assumes that PAD, in its sole discretion, waives the Minimum FACT Cash Amount and no additional equity financing is obtained. The Full Redemptions Scenario represents the redemption of all Public Shares held by Public Shareholders.

(1)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of 0 shares under the No Redemptions Scenario, [•] shares redeemed under the [•] Redemptions Scenario, [•] shares redeemed under the 50% Redemptions Scenario, and [•] shares redeemed under the Full Redemptions Scenario.

(2)      Amount includes [•] Founder Shares held by Sponsor HoldCo and [•] held by Sponsor HoldCo. This amount includes the following forfeitures:

•        Sponsor HoldCo Forfeited Shares: [•] shares surrendered and forfeited under all redemptions scenarios.

•        Sponsor HoldCo Contributed Shares: [•] shares surrendered and forfeited under the 50% Redemptions Scenario and [•] shares surrendered and forfeited under the Full Redemptions Scenario.

(3)      Amount includes [•] Founder Shares held by each of FACT’s independent directors and advisor.

(4)      Amount includes [•] shares of New PAD Common Stock issued to PAD Stockholders. The amounts in the table do not include the potentially dilutive shares that could be issued, specifically [•] New PAD Options issued to PAD option holders.

(5)      Amount includes the estimated shares of New PAD Common Stock to be issued to the [•] of [•], using the estimated redemption price of approximately $[•] per share.

Share ownership presented in the two tables above is only presented for illustrative purposes and does not necessarily reflect what New PAD’s share ownership will be after the Closing. FACT and PAD cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages of Public Shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 73% of the issued and outstanding FACT Ordinary Shares. As noted in the above table, even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately [•]% of the FACT Ordinary Shares prior to the Business Combination to owning approximately [•]% of the total outstanding New PAD Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor, Sponsor HoldCo and other FACT Insiders, PAD Stockholders and the [•] will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. For more information about the consideration to be received in the Business Combination, these scenarios, and the underlying assumptions, see “Unaudited Pro Forma Condensed Combined Financial Information.” See also “Risk Factors — FACT Shareholders will experience immediate dilution as a consequence of the issuance of New PAD Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that FACT’s current shareholders have on the management of New PAD.”

Q:     What is the effective purchase price attributed to the New PAD Common Stock to be received by the Public Shareholders, the Sponsor, Sponsor HoldCo, the other FACT Insiders, and the PAD Stockholders at Closing?

A.     [Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one share of New PAD Common Stock for each FACT Class A Share held by them immediately prior to the Domestication. While FACT cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the FACT Class A Shares sold in the IPO, the effective purchase price paid per share of New PAD Common Stock issued to each Public Shareholder at Closing would be $10.00. On July 12, 2024, Sponsor HoldCo paid $25,000, or approximately $0.0037 per share, to cover certain of our offering and formation costs in exchange for an aggregate of 6,708,333 Founder Shares. On August 6, 2024, Sponsor HoldCo transferred 30,000 Founder Shares to each of our independent directors and 130,000 Founder Shares to our Executive Chairman (an aggregate of 220,000 Founder Shares), in each case at their original purchase price. In connection with the Business Combination, assuming the [•] Redemptions Scenario and assuming the surrender and forfeiture of [•] Sponsor HoldCo Forfeited Shares and no surrender and forfeiture of Sponsor HoldCo Contributed Shares, an aggregate of 5,613,333 Founder Shares that were initially purchased for an aggregate of $25,000 (reflecting the forfeiture of 875,000 Founder Shares by Sponsor HoldCo due to the underwriters’ over-allotment option in connection with FACT’s IPO not being exercised), an additional 90,000 Founder Shares held by FACT’s independent directors, 130,000 Founder Shares held by FACT’s Executive Chairman and 20,000 Founder Shares to be held by Rachelle du Rocher, a senior advisor to FACT (the “Senior Advisor”) will be voluntarily converted on a one-for-one basis into FACT Class A Shares immediately prior to the Domestication, which will then automatically convert at the effective time of the Domestication into an equal number of shares of FACT Class A Common Stock, valued at approximately $[•] per share, which is the closing price of the FACT Class A Shares on [•], 2026, the Record Date. The Sponsor also purchased 509,000 FACT Class A Shares at a price of $10.00 per share in a private placement that occurred simultaneously with the closing of FACT’s IPO; such shares will automatically convert at the effective time of the Domestication into an equal number of shares of FACT Class A Common Stock valued at approximately $[•] per share, which is the closing price of the FACT Class A Shares on [•], 2026, the Record Date. As a result of the low price that Sponsor HoldCo paid for the Founder Shares, Sponsor HoldCo may realize a positive rate of return on its investment even if the market price per share of New PAD Common Stock is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment.]

For information about conflicts of interest with respect to the Sponsor and the other FACT Insiders, see “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination.” For information about the compensation of the Sponsor and our officers and directors, see “Information About FACT — Executive and Director Compensation.” For information about the securities owned by the Sponsor and other FACT Insiders, including transfer restrictions and required surrender and forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Persons Transactions.”

Q:     Who is Sponsor HoldCo?

A.     FACT II Acquisition LLC is a Cayman Islands limited liability company. Sponsor HoldCo was formed prior to the IPO for the purpose of acting as the sponsor of FACT. It is responsible for organizing, directing, and managing the business and affairs of FACT from its incorporation, through the consummation of the IPO, the negotiation of the Business Combination Agreement, until the consummation of the Business Combination. Sponsor HoldCo’s activities included identifying and negotiating terms with the underwriter of the IPO, other third-party service providers such as FACT’s auditors and legal counsel, and FACT’s directors and officers, and searching for and negotiating with potential business combination targets. Other than its investment in FACT and its work on behalf of FACT, Sponsor HoldCo is not engaged in any business. Sponsor HoldCo made an initial investment of $25,000 to cover certain pre-IPO expenses, in exchange for the issuance of Founder Shares, or approximately $0.0037 per share. In connection with the closing of the IPO, Sponsor HoldCo purchased 277,500 Private Placement Units at a price of $10.00 per unit and 162,500 Private Placement Securities at a price of $10.00 per Private Placement Security in the Private Placement, generating gross proceeds of $4,400,000, as follows: (i) a direct purchase by the Sponsor of 17,500 Private Placement Units at a price of $10.00 per unit ($175,000 in the aggregate), and (ii) a purchase through Sponsor HoldCo for (a) an aggregate of 260,000 Private Placement Units at a price of $10.00 per unit and (b) 162,500 Private Placement Securities ($4,225,000 in the aggregate).

Sponsor HoldCo owns 26% of the issued and outstanding FACT Ordinary Shares as of the date of this proxy statement/prospectus.

Past performance by our management team, including with respect to Freedom Acquisition I Corp., is not a guarantee of success with respect to the Business Combination with PAD. You should not rely on the historical record of the performance of our management team or businesses associated with them, including Freedom Acquisition I Corp., as indicative of our future performance of an investment in FACT or PAD or the returns we will, or are likely to, generate going forward.

For information about conflicts of interest with respect to the Sponsor and Sponsor HoldCo, see “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination.” For information about the compensation of the Sponsor and Sponsor HoldCo and our officers and directors, see “Information About FACT — Executive and Director Compensation.” For information about the securities owned by the Sponsor and Sponsor HoldCo, including transfer restrictions and required surrender and forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Persons Transactions.”

Q:     Did the FACT Board obtain a third-party opinion in determining whether or not to proceed with the Business Combination?

A:     Yes. On November 23, 2025, the FACT Board received an opinion from EntrepreneurShares LLC (“ERShares”) as to the fairness, as of such date, from a financial point of view to the FACT Unaffiliated Shareholders of the Transaction Consideration to be paid by FACT in the Merger pursuant to the Business Combination Agreement, which was based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications on and scope of the review undertaken by ERShares, as set forth in such opinion, as more fully described in the subsection “The Business Combination — Opinion of EntrepreneurShares LLC.” A copy of ERShares’ opinion is attached hereto as Annex K.

Q:     Has the announcement of the Business Combination affected the trading price of the FACT Class A Shares?

A:     On November 25, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the closing price of the FACT Class A Shares was $10.38. As of December [•], 2025, the closing price of the FACT Class A Shares was $[•].

Q:     Are there material differences between my rights as a FACT Shareholder and my rights as a New PAD Stockholder?

A:     Yes, there are certain material differences between your rights as a FACT Shareholder and your rights as a New PAD Stockholder. Please read the sections entitled “Description of New PAD Securities” and “Comparison of Corporate Governance and Shareholder Rights.”

Q:     Do I have redemption rights?

A:     If you are a holder of Public Shares, you have the right to demand that FACT redeem such shares for a pro rata portion of the cash held in the Trust Account including interest earned on the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of Permitted Withdrawals). These rights to demand redemption of the Public Shares are sometimes referred to herein as “redemption rights.” In connection with the IPO, the Sponsor, Sponsor HoldCo, FACT’s initial shareholders and FACT’s directors and officers entered into the Letter Agreement with FACT, pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares held by them in connection with the completion of an initial business combination. Such redemption rights waiver was provided at the time of the IPO without any separate consideration paid. Additionally, pursuant to the Letter Agreement, the Sponsor, Sponsor HoldCo, FACT’s initial shareholders and each of FACT’s officers and directors agreed not to redeem any FACT Ordinary Shares held by them in connection with the Business Combination, as follows: (i) the Sponsor owns 0 FACT Class B Shares and 17,500 FACT Class A Shares; (ii) the FACT independent directors each own 30,000 FACT Class B Shares, for an aggregate of 90,000 FACT Class B Shares; (iii) our Executive Chairman owns 130,000 FACT Class B Shares and (iv) Sponsor HoldCo owns an aggregate of 440,000 FACT Class A Shares, 325,000 restricted FACT Class A Shares and 5,593,333 FACT Class B Shares. Such redemption rights waiver was provided without any separate consideration paid in connection with providing such waiver.

The closing price of the FACT Class A Shares on [•], 2026, the Record Date, was $[•]. The cash held in the Trust Account on the Record Date was approximately $[•] million ($[•] per Public Share). Prior to exercising redemption rights, FACT Shareholders should verify the market price of the FACT Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. FACT cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in the FACT Class A Shares when Public Shareholders wish to sell their shares.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group for the purposes of acquiring, holding or disposing of shares, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 15% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a partnership, syndicate or other group for the purposes of acquiring, holding or disposing of shares, will not be redeemed.

Q:     Will my ability to exercise redemption rights be impacted by how I vote on the Business Combination Proposal?

A:     No. You may exercise your redemption rights irrespective of whether you vote your Public Shares for or against the Business Combination Proposal, Domestication Proposal, Stock Issuance Proposal, Charter Proposal, Advisory Charter Proposals, Incentive Plan Proposal, Director Election Proposal and Adjournment Proposal, or any other proposal described by this proxy statement/prospectus. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their Public Shares and no longer remain shareholders, leaving shareholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer shareholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q:     How do I exercise my redemption rights?

A:     If you are a holder of Public Shares and wish to exercise your redemption rights, you must, prior to [•]. Eastern Time, on [•], 2026 (two business days prior to the scheduled vote at the EGM):

(a)     (i) hold Public Shares or (ii) hold Public Shares through FACT Units and elect to separate your FACT Units into the underlying Public Shares and FACT Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to the Transfer Agent, which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that FACT redeem all or a portion of their Public Shares for cash; and

(c)     deliver the certificates for your Public Shares (if any) along with your redemption forms to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit/Withdrawal at Custodian) system.

Any holder of Public Shares (other than the Sponsor, Sponsor HoldCo and the FACT Insiders) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account including interest earned on the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of Permitted Withdrawals) which, for illustrative purposes, was approximately $[•] million, or $[•] per Public Share, as of [•], 2026.

Prior to exercising redemption rights, Public Shareholders should verify the market price of the FACT Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. FACT cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the FACT Class A Shares when Public Shareholders wish to sell their shares.

Any request for redemption, once made by a holder of Public Shares, may not be withdrawn unless the FACT Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part).

Any written demand of redemption rights must be received by Odyssey prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Odyssey prior to the deadline for submitting redemption requests.

If the redemption demand is properly made as described above, then, if the Business Combination is consummated, FACT will redeem these Public Shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and will not be entitled to New PAD Common Stock upon consummation of the Business Combination.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The U.S. federal income tax consequences of a Public Shareholder exercising redemption rights depends on the particular facts and circumstances. Because the Domestication will occur after the redemption of Public Shares held by U.S. holders (as defined in “Material U.S. Federal Income Tax Considerations — U.S. Holders”) that exercise redemption rights, U.S. holders exercising redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Internal Revenue Code of 1986, as amended (the “Code”), as a result of the Domestication. Please see the section entitled “Material U.S. Federal Income Tax

Considerations — U.S. Holders — Tax Consequences to U.S. Holders of FACT Class A Shares Exercising Redemption Rights” and “— Non-U.S. Holders — Tax Consequences to Non-U.S. Holders of FACT Class A Shares Exercising Redemption Rights.”

If you are a holder of FACT Class A Shares contemplating exercising your redemption rights, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q:     What are the U.S. federal income tax consequences of the Domestication?

A:     Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Considerations” below, the Domestication should qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code. Due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a corporation holding only investment-type assets, such as FACT, this result is not entirely clear. In general, and subject to the “passive foreign investment company,” or PFIC, rules and the rules under Section 367(b) of the Code discussed below, if the Domestication so qualifies, a U.S. holder should not recognize any gain or loss for U.S. federal income tax purposes in connection therewith.

In the case of an inbound transaction involving a foreign corporation, such as the Domestication, that qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, U.S. holders of FACT Class A Shares will be subject to Section 367(b) of the Code and as a result:

•        a U.S. holder whose FACT Class A Shares have a fair market value of less than $50,000 on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of stock of FACT entitled to vote and less than 10% of the total value of all classes of stock of FACT, will generally not recognize any gain or loss on the exchange of FACT Class A Shares for New PAD Common Stock and will generally not be required to include any part of FACT’s earnings in income pursuant to the Domestication;

•        a U.S. holder whose FACT Class A Shares have a fair market value of $50,000 or more on the date of the Domestication, and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of stock of FACT entitled to vote and less than 10% of the total value of all classes of stock of FACT will generally recognize gain (but not loss) on the exchange of FACT Class A Shares for New PAD Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. holders may file an election to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulations Section 1.367(b)-2(d)) attributable to their FACT Class A Shares, provided certain other requirements are satisfied; and

•        a U.S. holder who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of stock of FACT entitled to vote or 10% or more of the total value of all classes of stock of FACT will generally be required to include in income as a dividend the “all earnings and profits amount” (as defined in Treasury Regulations Section 1.367(b)-2(d)) attributable to its FACT Class A Shares on the exchange of FACT Class A Shares for New PAD Common Stock pursuant to the Domestication. Any such U.S. holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code.

Furthermore, if the Domestication qualifies as a reorganization under Section 368(a)(1)(F) of the Code, a U.S. holder of FACT Class A Shares may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its FACT Class A Shares for the New PAD Common Stock pursuant to the Domestication under the PFIC rules of the Code. Proposed Treasury Regulations with a retroactive effective date have been promulgated under Section 1291(f) of the Code which generally require that a U.S. person who disposes of stock of a PFIC must recognize gain equal to the excess, if any, of the fair market value of New PAD Common Stock received in the Domestication over the U.S. holder’s adjusted tax basis in the corresponding FACT Class A Shares surrendered in exchange therefor, notwithstanding any other provision of the Code. Because FACT is a blank check company with no current active business, we believe that FACT may be classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, may require a U.S. holder of FACT Class A Shares to recognize gain on the exchange of such shares for New PAD Common Stock pursuant to the Domestication, unless such U.S. holder has made certain tax elections with respect to such U.S. holder’s FACT Class A Shares. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. holder on the undistributed earnings, if any, of FACT. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. For a more complete discussion of the potential application of the PFIC rules to U.S. holders as a result of the Domestication, see the discussion in the section titled “Material U.S. Federal Income Tax Considerations — U.S. Holders — PFIC Considerations for U.S. Holders of FACT Class A Shares.”

Additionally, the Domestication may cause non-U.S. holders (as defined in “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of FACT Common Stock received in the Business Combination”) to become subject to U.S. federal withholding taxes on any dividends paid in respect of such non-U.S. holder’s shares of New PAD Common Stock after the Domestication.

The tax consequences of the Domestication are complex and will depend on your particular circumstances. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section entitled “Material U.S. Federal Income Tax Considerations.” If you are a U.S. holder exchanging FACT Class A Shares in the Domestication, you are urged to consult your tax advisor to determine the tax consequences thereof.

Q:     Do I have appraisal or dissenters’ rights if I object to the proposed Business Combination?

A:     FACT Shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Cayman Companies Act. However, FACT Shareholders are still entitled to exercise the rights of redemption as set out in the subsection entitled “The Extraordinary General Meeting — Redemption Rights” and the FACT Board has determined that the redemption proceeds payable to FACT Shareholders who exercise such redemption rights represents the fair value of those FACT Ordinary Shares. See the section entitled “Appraisal Rights and Dissenters’ Rights” for more information.

Q:     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:     As of [•], 2026, the Record Date, there was approximately $[•] million in the Trust Account. Upon consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who properly exercise redemption rights, to fund New PAD’s or its subsidiaries’ working capital, growth and general corporate purposes and to pay fees and expenses incurred in connection with the Business Combination.

Q:     What underwriting and placement agency fees are payable in connection with the Business Combination?

A:     Pursuant to the Underwriting Agreement, dated November 25, 2024 (the “Underwriting Agreement”), by and among FACT, Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC (f/k/a Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC) (“CCM”) and Seaport Global Securities LLC (“Seaport”), CCM and Seaport were paid an upfront cash underwriting discount of $0.20 per Public Share, or $3,500,000 in the aggregate, paid upon the closing of the IPO (the “Upfront Discount”). In addition, CCM and Seaport are entitled to a deferred fee of 4% of the non-redeeming proceeds from the Trust Account (the “Deferred Discount”) and serve FACT as capital markets advisors in connection with soliciting certain non-redemptions. The Deferred Discount will become payable from the amounts held in the Trust Account solely in the event that FACT completes a business combination, subject to the terms of the Underwriting Agreement. On September 19, 2025, FACT engaged BTIG, LLC (“BTIG”), as co-placement agent, and Craig-Hallum Capital Group LLC (“CHC”) as co-placement agent and financial advisor. BTIG and CHC will be entitled to a fee of 4% of the proceeds raised in connection with a private placement of securities or certain other capital raising in connection with the Business Combination.

Q:     What happens if the Business Combination is not consummated?

A:    If FACT does not complete the Business Combination for whatever reason, FACT would search for another target business with which to complete a Business Combination. If FACT does not complete an initial business combination within the 18 months from the closing of its IPO (or 24 months from the closing of its IPO if it has executed a definitive agreement for an initial business combination within 18 months from the closing of its IPO), or by such earlier liquidation date as the FACT Board may approve (the “completion window”), FACT will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of Permitted Withdrawals), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), and as promptly as reasonably possible following such redemption, subject to the approval of FACT’s remaining shareholders and directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

Q:     What interests do the Sponsor, Sponsor HoldCo and FACT’s officers and directors have in the Business Combination?

A:     The Sponsor, Sponsor HoldCo and FACT’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of unaffiliated FACT Shareholders. Further, FACT’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information About FACT — Conflicts of Interest.” We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The FACT Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the EGM, including the Business Combination Proposal. FACT Shareholders should take these interests into account in deciding whether to approve the proposals presented at the EGM, including the Business Combination Proposal. These interests include, among other things:

•        the fact that the Sponsor HoldCo holds 5,613,333 Founder Shares that were initially purchased for an aggregate of $25,000 (reflecting the forfeiture of 875,000 Founder Shares by Sponsor HoldCo due to the over-allotment option of the underwriters in connection with FACT’s IPO not being exercised), and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] million based on the closing price of $[•] per FACT Class A Share on Nasdaq on [•], 2025. FACT estimates that, at the Closing, the Sponsor will hold an aggregate of [•] shares of New PAD Common Stock issued upon the conversion of such Founder Shares (assuming the [•] Redemptions Scenario), which, if unrestricted and freely tradeable, would be valued at approximately $[•] million, based on the $[•] closing price of the FACT Class A Shares on [•], 2025. However, given that such shares of New PAD Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, FACT believes that such shares have less value;

•        the fact that, if the Trust Account is liquidated, including in the event FACT is unable to complete the Business Combination within the completion window, Sponsor HoldCo has agreed that it will be liable to FACT if and to the extent any claims by a third party for services rendered or products sold to FACT, or a prospective target business with which FACT has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by FACT’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that the FACT Articles contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with FACT but were not offered due to a FACT director’s duties to another entity. FACT does not believe that the waiver of the corporate opportunity doctrine in the FACT Articles interfered with its ability to identify an acquisition target; and

•        the continued indemnification of former and current directors and officers of FACT and [•] and the continuation of directors’ and officer’s liability insurance after the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers that were not presented to FACT, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About FACT — Conflicts of Interest.”

Q:     What interests do the PAD directors and officers have in the Business Combination?

A:     PAD’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of the FACT Shareholders generally. These interests include, among other things, the interests listed below:

•        PAD’s directors are expected to become directors and PAD’s executive officers are expected to become executive officers of New PAD upon the Effective Time. Specifically, Brent Borden, who is the Chief Executive Officer of PAD, is expected to become the Chief Executive Officer of New PAD and Joseph Thiewes, who is the Chief Financial Officer of PAD, is expected to become the Chief Financial Officer of New PAD, in each case upon the Effective Time. In each case, they are expected to continue to receive the same compensation and benefits, including substantially similar equity awards, as they currently receive under their existing employment agreements with PAD and, pursuant to the terms of the Business Combination Agreement, will enter into employment agreements with New PAD to this effect.

•        Upon the Effective Time, [•].

•        Each member of the PAD Board holds options to purchase 11,458 shares of New PAD Common Stock at $10.00 per share, which will be converted into New PAD Options.

•        David Lawrence, a member of the PAD Board, is the Manager and former owner of PAD’s Aerodyn subsidiary, and pursuant to PAD’s agreement with him will receive, upon consummation of the Business Combination, approximately 1,125,000 shares of New PAD Common Stock and $34,515,000 in cash.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of the FACT Shareholders (the “FACT Shareholder Approval”); (ii) the approval and adoption of the Business Combination Agreement by PAD’s stockholders (the “PAD Stockholder Approval”); (iii) the absence of laws, rules, regulations, judgments, decrees, executive orders or awards making the Business Combination illegal or otherwise prohibiting its consummation or restraining or imposing any condition on its consummation; (iv) the Registration Statement having been declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings seeking such a stop order having been initiated or threatened in writing by the SEC; and (v) (A) all applicable waiting periods under the HSR Act with respect to the Business Combination having expired or been terminated, (B) at least 60 days shall have elapsed since the submission to the United States Department of State Directorate of Defense Trade Controls of all information required by 22 C.F.R. § 122.4(b), and (C) each consent of any Governmental Authority (as defined in the Business Combination Agreement) required to consummate the Business Combination having been obtained and shall be in full force and effect.

The obligations of PAD to consummate the Business Combination are subject to additional conditions, including, among others: (i) the truth and accuracy of the representations and warranties of FACT and Merger Sub, subject to customary bring-down standards; (ii) material compliance by FACT and Merger Sub with their respective obligations, agreements and covenants under the Business Combination Agreement; (iii) receipt by PAD of a closing certificate of FACT; (iv) there being no Material Adverse Effect (as defined in the Business Combination Agreement) with respect to FACT; (v) FACT having provided the public holders of FACT Class A Shares the opportunity to make redemption elections with respect thereto; (vi) FACT’s initial listing application in connection with the Business Combination shall have been conditionally approved and, immediately following the Effective Time, FACT shall satisfy any applicable initial listing requirements of Nasdaq; (vii) the aggregate cash available from the Trust Account and other sources as set forth in the Business Combination Agreement equaling no less than $75,000,000 (after deducting SPAC Transaction Expenses (as defined in the Business Combination Agreement) and any amounts paid to FACT Shareholders that exercise their redemption rights in connection with the Business Combination); (viii) receipt of certain executed ancillary documents and the amended and restated certificate of incorporation of FACT shall have become effective; and (ix) FACT having taken all necessary and appropriate measures to have all funds held in the Trust Account be disbursed to FACT and released from the Trust Account to New PAD on the Closing Date.

The obligations of FACT and Merger Sub to consummate the Business Combination are subject to additional conditions, including, among other things: (i) the truth and accuracy of the representations and warranties of PAD, subject to customary bring-down standards; (ii) material compliance by PAD with its agreements and covenants under the Business Combination Agreement; (iii) no Material Adverse Effect (as defined in the Business Combination Agreement) with respect to PAD having occurred since the date of the Business Combination Agreement that is continuing; and (iv) receipt of a closing certificate of PAD and certain executed ancillary documents.

For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”

Q:     When do you expect the Business Combination to be completed?

A:     It is currently expected that the Business Combination will be consummated in the second quarter of 2026. This date depends, among other things, on the approval of the proposals to be put to FACT Shareholders at the EGM. However, such meeting could be adjourned if the Adjournment Proposal is adopted by the FACT Shareholders at the EGM and FACT elects to adjourn the EGM to a later date or dates, if necessary or desirable. If the Adjournment Proposal is not approved, and a quorum is present, the FACT Board will not have the ability to adjourn the EGM to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied, for example. In such event, the Business Combination would not be completed. For a description of the conditions for the completion of the Business Combination, see “Proposal No. 1 — The Business Combination Proposal.”

Q:     Following the Business Combination, will FACT’s securities continue to trade on a stock exchange?

A:     FACT will effect the Domestication from the Cayman Islands to Delaware, after which each outstanding FACT Class A Share will convert into one share of FACT Class A Common Stock (excluding Public Shares validly submitted for redemption and the Sponsor HoldCo Forfeited Shares, but including FACT Class A Shares issued upon the Class B Share Conversion). It is a condition to the closing of the Business Combination that FACT’s initial listing application with Nasdaq in connection with the Business Combination shall have been conditionally approved. Under the Business Combination Agreement, this condition is for the benefit of both PAD and is subject to waiver by PAD.

FACT will apply for listing, to be effective at Closing, of the New PAD Common Stock on Nasdaq under the symbol “PAD.” However, it is important for you to consider that, at the time of the deadline for submitting redemption requests or the EGM, New PAD may not have received from Nasdaq either confirmation of the listing of the New PAD Common Stock or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the EGM if New PAD has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether New PAD’s securities will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.

Q:     What do I need to do now?

A:     FACT urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a FACT Shareholder. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     Who is entitled to vote at the EGM?

A:     FACT has fixed [•], 2026, as the Record Date for the EGM. If you were a FACT Shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the EGM. However, a shareholder may only vote his, her or its shares if he, she or it is present in person or is represented by proxy at the EGM.

Q:     How many votes do I have?

A:     FACT Shareholders are entitled to one vote at the EGM for each FACT Ordinary Share held of record as of the Record Date; provided, however, that in respect of the Domestication Proposal only, a holder of FACT Class B Ordinary Shares will be entitled to 10 votes for every FACT Class B Ordinary Share held and a holder of FACT Class A Ordinary Shares will be entitled to one vote for every FACT Class A Ordinary Share held.

As of the close of business on the Record Date for the EGM, there were [•] FACT Ordinary Shares issued and outstanding, of which [•] were Public Shares.

Q:     How do I vote?

A:     The EGM will be held at [•], Eastern Time, on [•], 2026. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the FACT Articles, the physical location of the EGM will be the offices of Paul Hastings LLP, FACT’s legal counsel, at 2050 M Street NW, Washington, D.C. 20036.

If you are a holder of record of FACT Ordinary Shares on the Record Date, you may vote at the EGM or by submitting a proxy for the EGM. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. Any shareholder wishing to attend the meeting should register for the EGM by [•], Eastern Time, on [•], 2026, by contacting [•] using one of the contact methods set forth below under the question “Who can help answer my questions?”

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q:     What constitutes a quorum?

A:     A quorum of FACT Shareholders is necessary to hold a valid meeting. The holders of a majority of the FACT Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall constitute a quorum at the EGM. In the absence of a quorum, the EGM shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the FACT Board may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the FACT Shareholders present shall be a quorum. There are [•] FACT Ordinary Shares outstanding as of the Record Date and, therefore, as of the Record Date for the EGM, [•] FACT Ordinary Shares would be required to achieve a quorum.

Q:     What vote is required to approve each proposal at the EGM?

A:     The following votes are required for each proposal at the EGM:

•        Business Combination Proposal:    Approval of the Business Combination Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Business Combination Proposal is conditioned on the approval of the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if any of the Domestication Proposal, the Stock Issuance Proposal or the Charter Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Domestication Proposal:    Approval of the Domestication Proposal requires a special resolution, being a resolution passed by at least two-thirds of such holders of FACT Ordinary Shares who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. In respect of the Domestication Proposal only, a holder of FACT Class B Ordinary Shares will be entitled to 10 votes for every FACT Class B Ordinary Share held and a holder of FACT Class A Ordinary Shares will be entitled to one vote for every FACT Class A Ordinary Share held. The Domestication Proposal is conditioned on the approval of the Business Combination Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if any of the Business Combination Proposal, the Stock Issuance Proposal or the Charter Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Stock Issuance Proposal:    Approval of the Stock Issuance Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Stock Issuance Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal and the Charter Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Charter Proposal is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Charter Proposal:    Approval of the Charter Proposal requires a special resolution, being a resolution passed by at least two-thirds of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Charter Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Stock Issuance Proposal is not approved, the Charter Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Advisory Charter Proposals:    Approval of each Advisory Charter Proposal requires an ordinary resolution on a non-binding and advisory only basis, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The shareholder votes regarding these proposals are advisory in nature, and are not binding on FACT, the FACT Board, PAD or New PAD Board. The Advisory Charter Proposals are conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Advisory Charter Proposals will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Incentive Plan Proposal:    Approval of the Incentive Plan Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Incentive Plan Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Director Election Proposal:    Approval of the Director Election Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Director Election Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Director Election Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Adjournment Proposal:    Approval of the Adjournment Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Adjournment Proposal is not conditioned upon the approval of any other proposal to be voted on at the EGM.

As of the date hereof, the Sponsor, Sponsor HoldCo and other FACT Insiders collectively own approximately 27% of the issued and outstanding FACT Ordinary Shares. The FACT Insiders have agreed to vote all FACT Ordinary Shares they own in favor of all of the proposals being presented at the EGM. The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of FACT and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination.”

The Business Combination was not structured to require the approval of at least a majority of FACT’s unaffiliated shareholders because such a vote is not required under Cayman Islands law.

Q:     What happens if a substantial number of the Public Shareholders vote in favor of the proposals herein and exercise their redemption rights?

A:     Public Shareholders are not required to vote in respect of the Business Combination Proposal in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

In the event of significant redemptions, with fewer Public Shares and Public Shareholders, the trading market for New PAD Common Stock may be less liquid than the market for FACT Class A Shares was prior to the Business Combination, and New PAD may not be able to meet the listing standards for Nasdaq or another national securities exchange. If the net proceeds of the Business Combination is less than PAD anticipates, including as a result of redemptions of Public Shares, and the Minimum FACT Cash Amount is waived by PAD, PAD may need to make adjustments to its business plans in light of available capital resources and PAD may need to seek additional funds earlier than PAD anticipates. See “Risk Factors — New PAD’s ability to raise capital timely in the future may be limited, or maybe unavailable on acceptable terms, if at all. New PAD’s failure to raise capital when needed could harm its business, operating results and financial condition. Debt issued to raise additional capital may reduce the value of New PAD Common Stock”

The table below presents the Trust Account value per share to a Public Shareholder that elects not to redeem its shares across a range of varying redemptions scenarios. This Trust Account value per share includes the per share cost of the Deferred Discount.

As of [•], 2026
Trust Account Value	$	[•]
Total Public Shares		[•]
Total Account Value per Public Share	$	[•]

	No Redemptions Scenario(1)		[•] Redemptions Scenario(2)		50% Redemptions Scenario(3)		Full Redemptions Scenario(4)
Redemptions		$—	$	[•]	$	[•]	$	[•]
Redemptions, shares		—		[•]		[•]		[•]
Deferred Discount	$	[•]	$	[•]	$	[•]	$	[•]
Cash left in Trust Account Post Redemptions Less Deferred Discount	$	[•]	$	[•]	$	[•]	$	[•]
Public Shares post-redemptions		[•]		[•]		[•]		[•]
Remaining Trust Proceeds Per Public Share	$	[•]	$	[•]	$	[•]	$	[•]

____________

(1)      This scenario assumes that no Public Shares are redeemed. This scenario also assumes payment of the Deferred Discount of approximately $[•] million using the funds in the Trust Account.

(2)      This scenario assumes that [•] Public Shares, or approximately [•]% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2026, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $[•] million using the funds in the Trust Account.

(3)      This scenario assumes that [•] Public Shares, or 50% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2026, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $[•] million using the funds in the Trust Account. Also assumes that PAD, in its sole discretion, waives the Minimum FACT Cash Amount and no additional equity financing is obtained.

(4)      This scenario assumes that [•] Public Shares held by the Public Shareholders are redeemed for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2026, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $[•] million using the funds in the Trust Account. Also assumes that PAD, in its sole discretion, waives the Minimum FACT Cash Amount and no additional equity financing is obtained. The Full Redemptions Scenario represents the redemption of all Public Shares held by Public Shareholders.

Q:     Can I vote at the EGM if I sell my FACT Class A Shares before the EGM?

A:     The Record Date for the EGM is earlier than the date of the EGM and earlier than the date that the Business Combination is expected to be completed. If you transfer your FACT Class A Shares after the applicable Record Date, but before the EGM, unless you grant a proxy to the transferee, you will retain your right to vote at the EGM.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. Shareholders may send a later-dated, signed proxy card to [•] at the address set forth at the end of this section, so that it is received prior to the vote at the EGM, or attend the EGM in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to FACT’s Chief Executive Officer, which must be received prior to the vote at the EGM. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:     What happens if I fail to take any action with respect to the EGM?

A:     If you fail to take any action with respect to the EGM and the Business Combination is approved by shareholders and consummated, you will become a stockholder of New PAD. However, if you fail to take any action with respect to the EGM, you will nonetheless be able to elect to redeem your Public Shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares. If you fail to take any action with respect to the EGM and the Business Combination Proposal is not approved, you will continue to be a FACT Shareholder.

Q:     What should I do with my share certificates?

A:     Those shareholders who do not elect to have their FACT Class A Shares redeemed for their pro rata share of the funds in the Trust Account should not submit their share certificates now. After the consummation of the Business Combination, New PAD will send instructions to FACT Shareholders regarding the exchange of their FACT Class A Shares for New PAD Common Stock. FACT Shareholders who exercise their redemption rights must deliver their share certificates to the Transfer Agent (either physically or electronically) prior to the deadline for submitting redemption requests described above.

Q:     What should I do if I receive more than one set of voting materials?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your FACT Ordinary Shares.

Q:     What is the recommendation of the FACT Board?

A:     The FACT Board believes that the Business Combination Proposal and the other proposals to be presented at the EGM are fair, advisable, and in the best interests of the FACT Shareholders and recommends that FACT Shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval of each of the Advisory Charter Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, if presented.

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of FACT and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination.”

Q:     How do the Sponsor. Sponsor HoldCo and FACT’s officers and directors intend to vote?

A:     The Sponsor, Sponsor HoldCo and FACT’s officers and directors have agreed to vote in favor of all the proposals being presented at the EGM. No consideration has been or will be paid by FACT or PAD to the FACT Insiders in connection with such agreements. The Sponsor, Sponsor HoldCo and other FACT Insiders collectively own approximately 27% of the issued and outstanding FACT Ordinary Shares.

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of FACT and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination.”

Q:     Do the Sponsor, Sponsor HoldCo and FACT’s officers and directors expect to purchase Public Shares from Public Shareholders or take other actions to incentivize non-redemption?

A:     The Sponsor, Sponsor HoldCo and FACT’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the EGM, during a period when they are not then aware of any material nonpublic information regarding FACT or its securities, the Sponsor, Sponsor HoldCo and FACT’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of FACT Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, Sponsor HoldCo and FACT’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination or satisfy the Minimum FACT Cash Amount, where it appears that such requirement would otherwise not be met. FACT expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of FACT Class A Shares and the number of beneficial holders of FACT Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of FACT’s securities on Nasdaq.

In the event that the Sponsor, Sponsor HoldCo and FACT’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor, Sponsor HoldCo and FACT’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “The Extraordinary General Meeting — Potential Purchases of Public Shares” for more information.

Q:     Who will solicit and pay the costs of soliciting proxies for the EGM?

A:     FACT will pay the cost of soliciting proxies for the EGM. FACT has engaged [•] to assist in the solicitation of proxies for the EGM. FACT has agreed to pay [•] a fee of $[•], plus disbursements. FACT will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of FACT Class A Shares for their expenses in forwarding soliciting materials to beneficial owners of FACT Class A Shares and in obtaining voting instructions from those owners. FACT’s directors and officers may also solicit proxies by telephone, mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

FACT II Acquisition Corp.
14 Wall Street, 20th Floor
New York, NY 10005
Tel: (212) 618-1798
or:
[•]

You may also obtain additional information about FACT from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to tender or deliver your Public Shares (and share certificates (if any) and other redemption forms), either physically or electronically, to Odyssey at the address below prior to the vote at the EGM. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Odyssey Transfer and Trust Company
2155 Woodlane Drive, Suite 100
Woodbury, MN 55125
Tel: [•]
Attention: [SPAC Redemptions Team]
E-mail: [•]

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you. To better understand the proposals to be submitted for a vote at the EGM, including the Business Combination Proposal and Domestication Proposal, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and is also described in detail in this proxy statement/prospectus in the section entitled “Proposal No. 1 — The Business Combination Proposal.”

Parties to the Business Combination

FACT II Acquisition Corp.

FACT is a blank check company incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. FACT was incorporated on June 19, 2024 as a Cayman Islands exempted company.

The FACT Class A Shares are currently listed on Nasdaq under the symbol “FACT.”

The mailing address of FACT’s principal executive offices is 14 Wall Street, 20th Floor, New York, New York 10005, and its phone number is (212) 618-1798.

Merger Sub

Merger Sub is a Florida corporation and wholly-owned subsidiary of FACT. Merger Sub was formed solely for the purpose of effecting the Business Combination and has not carried on any activities other than those in connection with the Business Combination. The address and telephone number for Merger Sub’s principal executive offices are the same as those for FACT.

Precision Aerospace & Defense Group, Inc., a Florida corporation

Precision Aerospace & Defense Group, Inc. implements a strategic acquisition and integration model focused on established businesses within the aerospace and defense industry. Serving as a central coordinating entity, PAD fosters a cohesive family of synergistic subsidiaries, enhancing value through the integration of complementary suppliers. PAD operates through three principal subsidiaries, each of which functions as a separate division and is the holding company for the applicable operating subsidiaries in its division: PAD Aerospace Engineering and Sustainment Group, LLC; PAD Precision Manufacturing Group, LLC; and PAD Non-Destructive Testing Group, LLC. PAD’s principal operating subsidiaries, with histories dating back to 1952, are Maney Aircraft, Inc., AOP Precision Products, LLC, d/b/a V&M Precision Machining and Grinding, Aerofab NDT, LLC and Aerodyn Engineering, LLC.

PAD’s mission is to strategically target, unite and build multidisciplinary businesses that support the commercial and military sectors through major original equipment manufacturers (“OEMs”) and the U.S. Department of Defense. Through accretive acquisitions, organic growth and operating synergies, we seek to create an industry-leading supplier, offering a robust suite of service offerings with unsurpassed quality, customer service and lead times.

PAD is engaged in contract production of aircraft parts, equipment and sub-assemblies (a series of parts fitted together to form a complex structure), engineering (design, development, and maintenance of aircraft and other related systems), specialized machining and manufacturing, and “Non-Destructive Testing” (a set of testing and analysis processes that evaluate the quality and structural integrity of a manufactured product) primarily across the aerospace and defense industry, but also in the space, power generation, automotive, marine, and industrial sectors. Its customers include aerospace OEMs, federal defense contractors, major airlines, space pioneers and well-established commercial suppliers.

PAD’s principal objective is to continue to increase our revenues and cash flows by building out its three principal divisions to further differentiate itself as a premier manufacturer, creating bespoke solutions that meet its specific client requirements, delivering mission critical products and custom tailored manufacturing, engineering and testing solutions directly to major OEMs and Tier 1 suppliers within the aerospace and defense industry.

On December 23, 2024 PAD acquired Aerodyn Engineering LLC. In addition, PAD has entered into agreements to acquire three additional companies, Western Professional, Inc., Rompec Aerospace, Inc., and J & T Investments, LLC, d/b/a Pro-Con Manufacturing.

Background of the Business Combination

FACT was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. Following the completion the IPO, at the direction of the FACT Board, FACT’s management and directors commenced a search for potential business combination targets, leveraging FACT’s network of technology company founders and executives, investment bankers, private equity firms and hedge funds and numerous other business relationships, as well as the prior experience and network of FACT’s management and directors. FACT reviewed over 100 potential business combination opportunities, entered into non-disclosure agreements with and conducted due diligence on 15 companies, and submitted non-binding letters of intent to representatives from five potential target companies other than PAD. FACT management ultimately decided not to pursue continued discussions with such alternate targets because FACT concluded that these other target businesses were not suitable business combination opportunities for FACT based on, among other factors, its due diligence indicating that the target businesses did not meet the criteria FACT had established at the time of its IPO, and instead FACT focused its efforts on PAD.

FACT was initially introduced to PAD in May 2025 by BTIG. On May 29, 2025, FACT executed a non-disclosure agreement with BTIG to receive additional confidential due diligence materials regarding PAD. On July 15, 2025, FACT and PAD finalized and entered into the LOI. The terms of the Business Combination Agreement are the result of extensive negotiations between the representatives of FACT and PAD, each in consultation with its advisors, which occurred between July 2025 and November 2025.

As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination is consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”

The Business Combination Agreement

Pursuant to the Business Combination Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, the following will occur: (i) the Domestication of FACT as a Delaware corporation is intended to occur prior to the Closing Date, in which FACT will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the FACT Articles, Section 388 of the DGCL and Part XII of the Cayman Companies Act; (ii) on the Closing Date, the Merger of Merger Sub with and into PAD with PAD surviving the Merger as a wholly-owned subsidiary of FACT, in accordance with the Business Combination Agreement and the Florida Business Corporation Act; and (iii) the other transactions contemplated by the Business Combination Agreement and documents related thereto, all as described in more detail elsewhere in this proxy statement/prospectus. In connection with the Closing, FACT will be renamed Precision Aerospace & Defense Group, Inc.

Immediately prior to the Domestication, (i) FACT will effect the redemption of the Public Shares that are validly submitted for redemption and not withdrawn, (ii) the Sponsor will surrender to FACT the Sponsor Forfeited Shares, and (iii) the Class B Share Conversion will occur, whereby each holder of each issued and outstanding FACT Class B Share (other than the Sponsor Forfeited Shares) will irrevocably and unconditionally elect to convert, on a one-for-one basis, each FACT Class B Share held by it into one FACT Class A Share.

At the effective time of the Domestication, each outstanding FACT Class A Share (excluding Public Shares validly submitted for redemption and the Sponsor Forfeited Shares, but including FACT Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of New PAD Common Stock.

On the Closing Date, Sponsor HoldCo will surrender and forfeit the Sponsor HoldCo Contributed Shares, if any, and the Merger will occur. At the Effective Time, each share of PAD’s capital stock that is issued and outstanding as of immediately prior to the Effective Time (excluding treasury shares and dissenting shares) will be automatically canceled and converted into the right to receive a number of shares of New PAD Common Stock (see “— The Business Combination Agreement — Consideration” below).

Additionally, at the Effective Time, each outstanding and unexercised PAD Option will become a New PAD Option containing the same terms, conditions, vesting and other provisions as are currently applicable to such PAD Options, provided that each New PAD Option will be exercisable for the number of shares of New PAD Common Stock equal to the number of PAD Shares subject to such PAD Option immediately prior to the Effective Time, multiplied by the Per Share Common Merger Consideration, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the PAD Option divided by the Per Share Common Merger Consideration, rounded up to the nearest whole cent.

For more information about the Business Combination, please see the section titled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Transfer Restrictions

In connection with the Closing, pursuant to the Business Combination Agreement, (i) PAD, FACT, Sponsor HoldCo and certain holders of FACT equity interests will enter into the Sponsor Lock-Up Agreement, pursuant to which Sponsor HoldCo’s and such FACT Shareholders’ shares of New PAD Common Stock will be subject to (A) a 180-day lock-up if such shares are issued upon the conversion of FACT Class B Shares or (B) a 90-day lock-up if such shares are issued upon the conversion of FACT Class A Common Shares, and (ii) PAD, FACT and certain holders of PAD’s equity interests will enter into the PAD Shareholder Lock-Up Agreement, pursuant to which such holders of PAD’s equity interests’ shares of New PAD Common Stock will be subject to a 180-day lock-up, subject to certain carve-outs.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Agreements.”

Sources and Uses of Proceeds

The following table summarizes the anticipated sources and uses of funds in the Business Combination. Such tables is for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.

Sources and Uses of Proceeds (50% Redemptions Scenario) (in millions)

Sources ($ in millions):		Uses:
Precision Aerospace & Defense Group Rollover Equity(1)	$123.9	Precision Aerospace & Defense Group Rollover Equity(1)	$123.9
FACT II & Affiliates Rollover Equity	37.4	FACT II & Affiliates Rollover Equity	37.4
Preferred Equity Conversion	9.2	Preferred Equity Conversion	9.2
Proceeds from BC Partners Term Loan	50.0	Cash Redemptions to Preferred Shareholders	8.2
Proceeds from Financing and Trust Account	166.0	Acquisition Costs	74.8
		Transaction Expenses	14.4
Equity to Fund Acquisitions	54.5	Equity to Fund Acquisitions	54.5
		Cash to Balance Sheet	118.6
Total Sources	$441.0	Total Uses	$441.0

____________

(1)      Assumes Merger Consideration of approximately $123,882,910 payable in shares of New PAD Common Stock to the PAD Stockholders at Closing.

Closing Conditions

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of the FACT Shareholders; (ii) the approval and adoption of the Business Combination Agreement by PAD’s stockholders; (iii) the absence of laws, rules, regulations, judgments, decrees, executive orders or awards making the Business Combination illegal or otherwise prohibiting its consummation or restraining or imposing any condition on its consummation; (iv) the Registration Statement having been declared effective by the SEC under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings seeking such a stop order having been initiated or threatened in writing by the SEC; and (v) (A) all applicable waiting periods under the HSR Act with respect to the Business Combination having expired or been terminated, (B) at least 60 days shall have elapsed since the submission to the United States Department of State Directorate of Defense Trade Controls of all information required by 22 C.F.R. § 122.4(b), and (C) each consent of any Governmental Authority (as defined in the Business Combination Agreement) required to consummate the Business Combination having been obtained and shall be in full force and effect.

The obligations of PAD to consummate the Business Combination are subject to additional conditions, including, among others: (i) the truth and accuracy of the representations and warranties of FACT and Merger Sub, subject to customary bring-down standards; (ii) material compliance by FACT and Merger Sub with their respective obligations, agreements and covenants under the Business Combination Agreement; (iii) receipt by PAD of a closing certificate of FACT; (iv) there being no Material Adverse Effect (as defined in the Business Combination Agreement) with respect to FACT; (v) FACT having provided the Public Shareholders the opportunity to make redemption elections with respect to their FACT Class A Shares; (vi) FACT’s initial listing application in connection with the Business Combination shall have been conditionally approved and, immediately following the Effective Time, FACT shall satisfy any applicable initial listing requirements of Nasdaq; (vii) the aggregate cash available from the Trust Account and other sources as set forth in the Business Combination Agreement equaling no less than $75,000,000 (after deducting SPAC Transaction Expenses (as defined in the Business Combination Agreement) and any amounts paid to FACT Shareholders that exercise their redemption rights in connection with the Business Combination); (viii) receipt of certain executed ancillary documents and the amended and restated certificate of incorporation of FACT shall have become effective; and (ix) FACT having taken all necessary and appropriate measures to have all funds held in the Trust Account be disbursed to FACT and released from the Trust Account to New PAD on the Closing Date.

The obligations of FACT and Merger Sub to consummate the Business Combination are subject to additional conditions, including, among other things: (i) the truth and accuracy of the representations and warranties of PAD, subject to customary bring-down standards; (ii) material compliance by PAD with its agreements and covenants under the Business Combination Agreement; (iii) no Material Adverse Effect (as defined in the Business Combination Agreement) with respect to PAD having occurred since the date of the Business Combination Agreement that is continuing; and (iv) receipt of a closing certificate of PAD and certain executed ancillary documents.

For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”

Termination

The Business Combination Agreement may be terminated in certain circumstances, including, without limitation: (i) by mutual written consent of FACT and PAD; (ii) by FACT or PAD, if the Closing has not occurred by March 31, 2026; (ii) by FACT or PAD, if an applicable governmental or regulatory authority has issued a final and non-appealable order which permanently restrains or otherwise prohibits the Business Combination; (iii) by FACT or PAD if the other has breached any of its respective representations, warranties, agreements or covenants under the Business Combination Agreement, and such breach or failure would render certain conditions precedent to the Closing incapable of being satisfied, and such breach or failure is not cured by the time allotted in the Business Combination Agreement; (iv) by FACT or PAD, if the FACT Board or PAD Board, as applicable, has changed, withdrawn, withheld, qualified or modified, or publicly proposed to change, withdraw, withhold, qualify or modify its recommendation to the FACT Shareholders or holders of PAD’s equity interests, as applicable, to approve and adopt the Business Combination Agreement and related matters; (v) by FACT or PAD, if the FACT Shareholder Approval is not obtained; or (vi) by FACT if PAD fails to deliver PAD Support Agreements executed by the Requisite Majority promptly and in any event no later than 45 days following the date of the signing of the Business Combination Agreement, or such later date as FACT and PAD may mutually agree, unless such action violates or is reasonably expected to result in a violation of Section 5 of the Securities Act.

If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except for any liability on the part of any party for fraud or willful and material breach of the Business Combination Agreement.

Ancillary Agreements

In connection with the Business Combination, FACT and PAD have entered into, or intend to enter into on the Closing Date, several agreements, including the Sponsor Support Agreement, Lock-Up Agreements, and Registration Rights Agreement.

Ownership of New PAD after the Closing

At the Closing, PAD’s pre-Closing stockholders will own [•] shares of New PAD Common Stock, or [•]% of the shares to be outstanding and FACT’s pre-Closing stockholders will own [•] shares of New PAD Common Stock, or [•]% of the shares to be outstanding.

For more information about the consideration to be received in the Business Combination, these scenarios, and the underlying assumptions, see “Unaudited Pro Forma Condensed Combined Financial Information.” See also “Risk Factors — FACT Shareholders will experience immediate dilution as a consequence of the issuance of New PAD Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that FACT’s current shareholders have on the management of New PAD.”

Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination

In considering the recommendation of the FACT Board to vote in favor of approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Charter Proposal, the Incentive Plan, Director Election Proposal and Adjournment Proposal, shareholders should keep in mind that FACT’s Sponsor, Sponsor HoldCo, FACT’s directors and executive officers, and entities affiliated with them, have interests in such proposals that are different from, or in addition to, the interests of unaffiliated FACT Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination.”

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of FACT and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

The personal and financial interests of the Sponsor, Sponsor HoldCo and FACT’s directors and officers may have influenced their motivation in identifying and selecting PAD as a business combination target, completing an initial business combination with PAD and influencing the operation of the business following the Closing. In considering the recommendation of the FACT Board to vote for the proposals, FACT Shareholders should consider these interests.

Further, unaffiliated FACT Shareholders should keep in mind that PAD officers directors and entities affiliated with them have interests in such proposals that are different from, or in addition to, those of unaffiliated FACT Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of PAD’s Directors and Officers in the Business Combination” and “Certain Relationships and Related Persons Transactions” for more information related to certain transactions and arrangements between PAD and the PAD directors and officers.

Compensation to be Received by the Sponsor, Sponsor HoldCo and FACT’s Officers and Directors in Connection with the Business Combination

The securities to be issued to the Sponsor, Sponsor HoldCo and FACT’s officers and directors in connection with the Business Combination may result in a material dilution of the equity interests of non-redeeming Public Shareholders. FACT’s independent directors are not members of the Sponsor or Sponsor HoldCo. None of the funds in the Trust Account will be used to compensate our officers or directors. Except as provided for under the Advisory Agreement and any other administrative services fees paid or to be paid to the Sponsor or Sponsor HoldCo, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, Sponsor HoldCo officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, as detailed above, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor, Sponsor HoldCo and FACT’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders.

Potential Purchases of Public Shares

The Sponsor, Sponsor HoldCo and FACT’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders. However, at any time prior to the EGM, during a period when they are not then aware of any material nonpublic information regarding FACT or its securities, the Sponsor, Sponsor HoldCo and FACT’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of FACT’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, Sponsor HoldCo and FACT’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination or satisfy the Minimum FACT Cash Amount, where it appears that such requirement would otherwise not be met. FACT expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of FACT Class A Shares and the number of beneficial holders of FACT Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of FACT’s securities on Nasdaq.

In the event the Sponsor, Sponsor HoldCo and FACT’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor, Sponsor HoldCo and FACT’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “The Extraordinary General Meeting — Potential Purchases of Public Shares” for more information.

The FACT Board’s Reasons for the Approval of the Business Combination

Before reaching their unanimous decisions that the Business Combination Agreement, each ancillary agreement, and the Business Combination are fair, advisable and in the best interests of FACT and its shareholders and the FACT Board each consulted with the FACT management team, their respective legal counsel and other advisors. The FACT Board considered a variety of factors in connection with their evaluation of the Business Combination. In light of the complexity of those factors, the FACT Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors they took into account in reaching their decision. Different individual members of the FACT Board may have given different weight to different factors in their evaluation of the Business Combination.

The FACT Board determined that the Business Combination presents an attractive business opportunity in light of a variety of factors, including but not limited to PAD’s market opportunity, end-to-end customer solutions, and experienced management team. The FACT Board also considered the potential detriments of the Business Combination to FACT, including PAD’s limited operating history, regulatory risks, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, and the risks and costs to FACT if the Business Combination is not achieved, including the risk that it may result in FACT being unable to complete a business combination and force FACT to liquidate.

For more information about the FACT Board’s reasons for the approval of the Business Combination, see “Proposal No. 1 — The Business Combination Proposal — The FACT Board’s Reasons for the Approval of the Business Combination.”

Opinion of EntrepreneurShares LLC

On November 23, 2025, ERShares rendered its oral opinion to the FACT Board (which was subsequently confirmed in writing) to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by ERShares as set forth in its written opinion, the Transaction Consideration to be paid by FACT in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the FACT Unaffiliated Shareholders.

ERShares’s opinion was directed to the FACT Board (in its capacity as such) and only addressed the fairness, from a financial point of view, of the Transaction Consideration to be paid by FACT in the Merger pursuant to the Business Combination Agreement, and did not address any other terms, aspects or implications of the Business Combination, or any agreements, arrangements or understandings entered into in connection with the Business Combination. The summary of ERShares’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex K to this proxy statement/prospectus and which describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by ERShares in connection with the preparation of its opinion. Neither ERShares’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the FACT Board, FACT or any security holder as to whether they should elect to redeem their shares or how they should act or vote on any matter relating to the Business Combination or otherwise.

For a description of the opinion that the FACT Board received from ERShares, see “Proposal No. 1 — The Business Combination Proposal — Opinion of EntrepreneurShares LLC.”

The Extraordinary General Meeting

The following is a summary of the process and procedures for registering for and attending the EGM, and voting and redeeming your FACT Ordinary Shares in connection with the EGM. For more information, see the section entitled “The Extraordinary General Meeting.”

Date, Time and Place

The EGM will be held at             , Eastern Time, on             , 2026. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the FACT Articles, the physical location of the EGM will be the offices of Paul Hastings LLP, FACT’s legal counsel, at 2050 M Street NW, Washington, D.C. 20036.

Proposals to be Submitted at the EGM

At the EGM, FACT is asking holders of FACT Ordinary Shares to consider and vote upon the following proposals:

•        the Business Combination Proposal;

•        the Domestication Proposal;

•        the Stock Issuance Proposal;

•        the Charter Proposal;

•        the Advisory Charter Proposals;

•        the Incentive Plan Proposal;

•        the Director Election Proposal; and

•        the Adjournment Proposal (if presented).

Approval of each of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal is a condition to consummating the Business Combination. We refer to such proposals, collectively, as the “Condition Precedent Proposals”.

Registering for the EGM

Any shareholder wishing to attend the meeting should register for the meeting by [•], Eastern Time, on [•], 2026. To register for the EGM, please follow these instructions as applicable to the nature of your ownership of FACT Ordinary Shares:

•        If your shares are registered in your name with Odyssey and you wish to attend the EGM virtually, go to [•], enter the 12-digit control number included on your proxy card or notice of the EGM and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the EGM you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended, but is not required in order to attend virtually.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the EGM must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to [•]. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online EGM. After contacting Odyssey, a beneficial holder will receive an e-mail prior to the EGM with a link and instructions for entering the EGM online. Beneficial shareholders should contact Odyssey at least five business days prior to the EGM date in order to ensure access.

Record Date; Who is Entitled to Vote

FACT has fixed [•], 2026 as the Record Date for the EGM. FACT Shareholders at the close of business on the Record Date are entitled to vote or direct votes to be cast on matters that come before the EGM. Each share is entitled to one vote, except in respect of the Domestication Proposal, in which case a holder of FACT Class B Ordinary Shares will be entitled to 10 votes for every FACT Class B Ordinary Share held and a holder of FACT Class A Ordinary Shares will be entitled to one vote for every FACT Class A Ordinary Share held. Each FACT Shareholder may only vote his, her, or its shares if he, she, or it is present in person or is represented by proxy at the EGM. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that the shares you beneficially own are properly voted. FACT Warrants do not have voting rights. As of the close of business on the Record Date for the EGM, there were [•] FACT Ordinary Shares issued and outstanding, of which [•] were issued and outstanding Public Shares.

As of the Record Date, the Sponsor, Sponsor HoldCo and other FACT Insiders held of record and were entitled to vote an aggregate of [•] FACT Ordinary Shares. The FACT Ordinary Shares held by such persons currently constitute approximately [•]% of the FACT Ordinary Shares, outstanding as of the Record Date. Pursuant to the Sponsor Support Agreement, Sponsor HoldCo and the other FACT Insiders have agreed to vote any FACT Ordinary Shares held by them as of the Record Date in favor of the Business Combination, including voting in favor of each Condition Precedent Proposal. No consideration has been or will be paid by FACT or PAD to the FACT Insiders in connection with such agreement. To the extent that Sponsor, Sponsor HoldCo and other FACT Insiders or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

Abstentions and Broker Non-Votes

With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

If a FACT Shareholder fails to return a proxy card and does not attend the EGM in person (or virtually), then that FACT Shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the EGM. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any other proposal in this proxy statement.

Abstentions will be counted in connection with the determination of whether a valid quorum is established but will not constitute votes cast at the EGM and therefore will have no effect on any of the proposals as a matter of Cayman Islands law.

Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. FACT believes all that proposals presented to the FACT Shareholders at the EGM will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Proxies relating to “street name” shares that are returned to FACT but marked by brokers as “not voted” will be considered present for the purposes of establishing a quorum, but will not count as votes cast at the EGM, and otherwise will have no effect on a particular proposal under Cayman Islands law.

Quorum

A quorum of FACT Shareholders is necessary to hold a valid meeting. The holders of a majority of the FACT Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall constitute a quorum at the EGM.

Vote required for Approval

The following votes are required to approve each proposal:

•        Business Combination Proposal:    Approval of the Business Combination Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Business Combination Proposal is conditioned on the approval of the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if any of the Domestication Proposal, the Stock Issuance Proposal or the Charter Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Domestication Proposal:    Approval of the Domestication Proposal requires a special resolution, being a resolution passed by at least two-thirds of such holders of FACT Ordinary Shares who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. In respect of the Domestication Proposal only, a holder of FACT Class B Ordinary Shares will be entitled to 10 votes for every FACT Class B Ordinary Share held and a holder of FACT Class A Ordinary Shares will be entitled to one vote for every FACT Class A Ordinary Share held. The Domestication Proposal is conditioned on the approval of the Business Combination Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if any of the Business Combination Proposal, the Stock Issuance Proposal or the Charter Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Stock Issuance Proposal:    Approval of the Stock Issuance Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Stock Issuance Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal and the Charter Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Charter Proposal is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Charter Proposal:    Approval of the Charter Proposal requires a special resolution, being a resolution passed by at least two-thirds of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The

Charter Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Stock Issuance Proposal is not approved, the Charter Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Advisory Charter Proposals:    Approval of each Advisory Charter Proposal requires an ordinary resolution on a non-binding and advisory only basis, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The shareholder votes regarding these proposals are advisory in nature, and are not binding on FACT, the FACT Board, PAD or New PAD Board. The Advisory Charter Proposals are conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Advisory Charter Proposals will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Incentive Plan Proposal:    Approval of the Incentive Plan Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Incentive Plan Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Director Election Proposal:    Approval of the Director Election Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Director Election Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Director Election Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Adjournment Proposal:    Approval of the Adjournment Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Adjournment Proposal is not conditioned upon the approval of any other proposal to be voted on at the EGM.

Redemption Rights

Pursuant to the FACT Articles, a Public Shareholder (other than the Sponsor, Sponsor HoldCo and the FACT Insiders) may request that FACT redeem all or a portion of his, her or its Public Shares for cash if the Business Combination is consummated. Holders of Public Shares who wish to exercise their redemption rights must, prior to [•], Eastern Time, on [•], 2026 (which date is two business days before the scheduled vote at the EGM):

(a)     (i) hold Public Shares or (ii) hold Public Shares through FACT Units and elect to separate your FACT Units into the underlying Public Shares and FACT Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to the Transfer Agent, which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that FACT redeem all or a portion of their Public Shares for cash; and

(c)     deliver the certificates for their Public Shares (if any) along with their redemption forms to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit/Withdrawal at Custodian) system.

Any holder of Public Shares (other than the Sponsor, Sponsor HoldCo and the FACT Insiders) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account including interest earned on the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of Permitted Withdrawals) which, for illustrative purposes, was approximately $[•] million, or $[•] per Public Share, as of [•], 2025.

Prior to exercising redemption rights, Public Shareholders should verify the market price of the FACT Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. FACT cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the FACT Class A Shares when Public Shareholders wish to sell their shares.

Any request for redemption, once made by a holder of Public Shares, may not be withdrawn unless the FACT Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part).

Any written demand of redemption rights must be received by the Transfer Agent prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to the Transfer Agent prior to the deadline for submitting redemption requests.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group for the purposes of acquiring, holding or disposing of shares, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 15% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a partnership, syndicate or other group for the purposes of acquiring, holding or disposing of shares, will not be redeemed.

See the section entitled “The Extraordinary General Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash. See also “Questions and Answers about the Business Combination — Do I have redemption rights?, — Will my ability to exercise redemption rights be impacted by how I vote on the Business Combination Proposal?, — How do I exercise my redemption rights?” for additional information on the exercise of redemption rights.

As set forth in more detail elsewhere in this proxy statement/prospectus, the Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 73% of the issued and outstanding FACT Ordinary Shares. Even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately [•]% of the FACT Ordinary Shares prior to the Business Combination to owning approximately [•]% of the total outstanding New PAD Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor, Sponsor HoldCo and other FACT Insiders and PAD Stockholders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. See “Risk Factors — FACT Shareholders will experience immediate dilution as a consequence of the issuance of New PAD Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that FACT’s current shareholders have on the management of New PAD.”

Holders of the FACT Warrants will not have redemption rights with respect to the FACT Warrants.

Appraisal Rights and Dissenters’ Rights

The FACT Shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. The FACT Shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

Proxy Solicitation

Proxies may be solicited by mail, telephone, on the internet, or in person. FACT has engaged [•] to assist in the solicitation of proxies. FACT has agreed to pay [•] a fee of $[•], plus disbursements.

If a FACT Shareholder appoints a proxy, that FACT Shareholder may still vote its shares if it revokes its proxy before the EGM. A shareholder also may change its vote by submitting a later-dated proxy card as described in the section entitled “The Extraordinary General Meeting — Proxy Solicitation.”

Revoking Your Proxy

If you are a FACT Shareholder of record and you appoint a proxy, you may revoke your proxy by taking any one of the following actions:

•        notifying the General Counsel of FACT in writing before the EGM that you have revoked your proxy;

•        signing and returning by mail a proxy card with a later date so that it is received prior to the EGM; or

•        attending the EGM and voting electronically by visiting the website established for that purpose at [•] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the EGM will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) FACT Shareholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of voting instructions.

Regulatory Approvals

Each of FACT and PAD has agreed to use its commercially reasonable efforts, and to cooperate fully with the other, to take, or cause to be taken, all things reasonably necessary to complete the Business Combination, including its commercially reasonable efforts to (i) obtain all actions, nonactions, waivers, consents, approvals and other authorizations from all applicable authorities necessary to consummate the Business Combination and (ii) execute and deliver any additional instruments necessary to consummate the Business Combination. The parties have determined that the Business Combination is not reportable under the HSR Act, and the rules and regulations promulgated thereunder. Thus, the Business Combination is not subject to the termination or expiration of any waiting period under the HSR Act. The regulatory approvals to which completion of the Business Combination are subject are described in more detail in the section of this proxy statement/prospectus entitled “Proposal No. 1 — the Business Combination Proposal — The Business Combination Agreement — Regulatory Approvals.”

Stock Exchange Listing

The shareholders will vote on a proposal to authorize, for purposes of complying with Nasdaq Listing Rule 5635, the issuance of the New PAD Common Stock in connection with the Business Combination.

Recommendation to the FACT Shareholders

After careful consideration, the FACT Board unanimously (i) determined that the terms and conditions of the Business Combination Agreement, each ancillary agreement, and the Business Combination were fair, advisable, and in the best interests of FACT and its shareholders and (ii) approved the Business Combination Agreement, each ancillary agreement, the Business Combination and the other agreements and transactions contemplated thereby. The Business Combination was not structured to require the approval of at least a majority of FACT’s unaffiliated shareholders because such a vote is not required under Cayman Islands law. See the subsection entitled “The Extraordinary General Meeting — Recommendation of the FACT Board” for more information.

The FACT Board believes that each of Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Charter Proposal, the Advisory Charter Proposals, the Incentive Plan Proposal, and the Adjournment Proposal (if put to a vote) is fair, advisable, and in the best interests of FACT and its shareholders and recommends that FACT Shareholders vote “FOR” each proposal being submitted to a vote of the FACT Shareholders at the EGM.

For a more complete description of the FACT Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the FACT Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The FACT Board’s Reasons for the Approval of the Business Combination.”

U.S. Federal Income Tax Considerations

For a discussion summarizing material U.S. federal income tax considerations of the Domestication, the Merger, exercise of redemption rights and the ownership and disposition of New PAD Common Stock received in the Business Combination, please see “Material U.S. Federal Income Tax Considerations.”

Accounting Considerations

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP as PAD has been determined to be the accounting acquirer under all redemptions scenarios presented. Under this method of accounting, FACT, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and PAD, the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities, and results of operations of PAD will become the historical financial statements of New PAD, and FACT’s assets, liabilities, and results operations will be consolidated with PAD’s starting from the Closing Date. For accounting purposes, the financial statements of New PAD will represent a continuation of the financial statements of PAD, with the Business Combination being treated as the equivalent of PAD issuing stock for the net assets of FACT, accompanied by recapitalization. The net assets of FACT will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of PAD in future final reporting of New PAD. For more information, see “Proposal No. 1 — The Business Combination Proposal — Expected Accounting Treatment for the Business Combination.”

Emerging Growth Company

We are an “emerging growth company” as defined in Rule 405 promulgated under the Securities Act and Rule 12b-2 under the Exchange Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. FACT has not elected, and New PAD is not expected to elect, to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as emerging growth companies, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

New PAD will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (A) following the fifth anniversary of the effectiveness of the IPO registration statement, (B) in which New PAD has total annual revenue of at least $1.235 billion, or (C) in which New PAD is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (ii) the date on which New PAD has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Smaller Reporting Company

FACT is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Following the Closing, New PAD will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). New PAD will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or PAD’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If New PAD is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that New PAD will remain a smaller reporting company after the Closing. To the extent that New PAD takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

Risk Factors Summary

In evaluating the proposals to be presented at the EGM, shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 16. In particular, such risks include, but are not limited to, the following:

•        PAD’s business model, which is dependent on acquisitions, mergers, business combinations or joint ventures, imposes operational and financial risks.

•        PAD’s customer base is highly concentrated in some of its subsidiaries, and inability to diversify its customer base may adversely affect PAD’s business.

•        PAD relies on short-term orders from its customers.

•        PAD has generated limited profits to date.

•        PAD cannot assure you that its plans to raise capital will be successful.

•        The Sponsor, Sponsor HoldCo, FACT’s directors and officers and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the FACT Shareholders generally.

•        FACT Shareholders will experience immediate dilution as a consequence of the issuance of New PAD Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that FACT’s current shareholders have on the management of New PAD.

•        The ability of the Public Shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

•        The FACT Board has not requested, and does not anticipate requesting, an updated opinion from its financial advisor reflecting changes in circumstances that may have occurred since the signing of the Business Combination Agreement.

•        FACT may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

•        The completion of the Business Combination is subject to certain closing conditions under the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

•        There may not be an active trading market for shares of New PAD Common Stock, which may cause New PAD Common Stock to trade at a discount from their initial trading price and make it difficult to sell any New PAD Common Stock.

•        Future sales, or the perception of future sales, by New PAD or its stockholders in the public market could cause the market price for New PAD’s securities to decline.

•        The cash payment to the holders of the outstanding shares of PAD Preferred Stock pursuant to the Business Combination Agreement is significant, and such payment could have a material adverse effect on New PAD’s financial health.

•        New PAD’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

•        New PAD’s issuance of additional shares of New PAD Common Stock or convertible securities could make it difficult for another company to acquire it, may dilute your ownership of New PAD and could adversely affect its stock price.

•        We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by the current U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates.

Market Price, Ticker Symbol and Dividends

FACT

Trading Market of FACT Securities

The FACT Class A Shares are currently listed on Nasdaq under the symbol “FACT.” The FACT Class A Shares commenced trading on Nasdaq on November 26, 2024.

The closing price of the FACT Class A Shares on November 25, 2025 the last trading day before announcement of the execution of the Business Combination Agreement, was $10.38. As of [•], 2026, the closing price of the FACT Class A Shares was $[•]. Holders of FACT’s securities should obtain current market quotations for the securities. The market price of FACT’s securities could vary at any time prior to the Closing. Market price information regarding the FACT Class B Shares is not provided here because there is no established public trading market for the FACT Class B Shares.

Holders

As of [•], 2026, the Record Date, there were [•] record holders of FACT Class A Shares and [•] record holders of FACT Class B Shares. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose FACT Class A Shares are held of record by banks, brokers and other financial institutions.

Dividends

FACT has not paid any cash dividends to its shareholders to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

PAD

Trading Market of PAD’s Securities

Historical market price information regarding PAD is not provided because there is no public market for its securities.

RISK FACTORS

You should carefully consider the risks and uncertainties described below and the other information in this proxy statement/prospectus, including our financial statements and related notes appearing elsewhere in this proxy statement/prospectus before deciding whether to invest. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs. This proxy statement/prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below.

Risks Related to PAD and its Business

Unless the context otherwise requires, all references to “we,” “us,” or “our” in this subsection “Risks Related to PAD and its Business” refer to PAD and its subsidiaries.

Our business model, which is dependent on acquisitions, mergers, business combinations or joint ventures, imposes operational and financial risks.

Our current business strategy includes, in part, acquiring additional businesses, product lines, or technologies aimed at expanding or complementing our current business. To achieve these goals, we may enter into mergers, business combinations, joint ventures, or similar transactions (“M&A Activity”). However, even if we enter into an agreement with respect to M&A Activity, we cannot guarantee that such agreement will be consummated or that, if consummated, the integration of the business or product acquired through M&A Activity will be successful, as such results are dependent on numerous factors, many of which are outside of our direct control.

The integration and management of an acquired company or business may strain our resources and technical, financial and operating systems, especially when aligning disparate quality management systems to comply with industry certifications like AS9100, FAA approvals, or Department of Defense (DoD) standards. In addition, the integration of newly acquired businesses or products can result in significant one-time, or recurring, charges and costs, including transaction fees, due diligence expenses, facility integration, and inventory step-ups, which are likely to require significant capital expenditures or additional debt (the terms of which may not be favorable) to fund such acquisitions and integrations.

Our recent M&A Activity has highlighted the challenges associated with combining companies with different cultures, operating models, and systems. Integrating these businesses into our corporate structure requires substantial resources, time, and effort. For example, the integration of Aerofab NDT necessitated unforeseen investments in outfitting a second location, which delayed the implementation of operations and integration of the Aerofab NDT, LLC business. Additionally, implementing consistent cost accounting systems associated with such activity has been, and will continue to be, resource and capital intensive.

While M&A Activity has contributed to improved operating and net margins for PAD, it is important to note that not all acquisitions will necessarily yield immediate or similar financial benefits. Increased expenses associated with integrating acquired businesses, including the implementation of public company reporting requirements, may initially have an adverse impact on financial performance. Furthermore, the listing and associated fees related to these acquisitions have significantly increased our consulting expenses, a trend we expect to continue as we pursue additional acquisitions.

In addition to our completed M&A Activity, we have entered into three signed purchase agreements and two letters of intent (“LOIs”) related to pending M&A Activity in the aerospace and defense industry, targeting areas such as precision manufacturing, engineering, and specialized testing services that complement our existing capabilities in aircraft structures and defense systems. Our pending M&A Activity introduce additional risks, including the possibility the anticipated transactions will not close on the anticipated terms or timeline, or at all, which could result in wasted resources, opportunity costs, and potential legal disputes. While the signed purchase agreements related to our M&A Activity are subject to customary closing conditions, closing such transactions is still subject to numerous factors outside of our direct control, such as our ability to raise capital sufficient to pay the purchase price.

The two LOIs, while indicative of our intent to pursue these opportunities, are non-binding (except for limited provisions such as exclusivity or confidentiality) and thus carry heightened uncertainty about whether such transactions will ultimately be consummated. Such M&A Activity may fail to progress to definitive agreements if due diligence uncovers material issues, such as non-compliance with AS9100 quality standards, unresolved disputes over government-funded intellectual property, environmental liabilities at manufacturing facilities, or mismatches in cultural or operational fit that could complicate post-closing integration. Due diligence in the aerospace and defense industry is inherently complex and resource-intensive, often requiring specialized audits of export compliance histories, security clearance statuses for key personnel, and backlog analyses of customer contracts with OEMs or primes, any of which could reveal hidden risks like overreliance on a single defense program vulnerable to budget sequestration, which could result in management’s decision to abandon the transaction despite deploying significant human capital and financial resources to date.

Moreover, pending acquisitions could strain our financial resources prior to closing, including costs for legal, financial, and technical advisors, as well as potential bridge financing. If consummated, they may amplify the integration risks described elsewhere in this risk factor, such as difficulties in harmonizing IT systems for traceability of aerospace components, aligning with NADCAP accreditation processes, or realizing the anticipated synergies and benefits after integrating the acquired business. Failure to close or integrate these targets successfully could harm our reputation in the industry, deter future M&A Activity and opportunities, and adversely affect our stock price, similar to experiences reported by other aerospace and defense companies like Loar Group Holdings, which has disclosed in its filings the risks of deal terminations due to regulatory interventions in its acquisition pipeline, and Park Aerospace Corp., which has highlighted uncertainties in LOIs leading to unconsummated transactions amid market volatility.

We cannot assure you that our pending M&A Activity will be completed or, if completed, that such transactions will deliver the expected strategic advantages, such as expanded market share in aftermarket services or enhanced technological capabilities in composite structures, without incurring unforeseen costs or liabilities.

In addition to the operational and integration challenges associated with our M&A Activity, we face significant financing risks that could materially impact our ability to pursue and complete these transactions, as well as our overall financial condition in the aerospace and defense industry. Securing funding for acquisitions, whether through debt, equity issuances, or other means, is subject to market conditions, interest rate fluctuations, and lender scrutiny, particularly in a capital-intensive sector where investments often involve high upfront costs for specialized manufacturing equipment, regulatory compliance, and technology integration. In addition, the funding for any such M&A Activity could result in material dilution to our existing stockholders. For instance, in a high-interest environment or during periods of constrained credit markets — such as those influenced by economic downturns, inflationary pressures, or geopolitical uncertainties affecting global capital flows — we may be unable to obtain financing on attractive terms or at all, leading to increased borrowing costs, delayed closings, or abandoned opportunities.

M&A Activity and other strategic investments may also involve the following risks and uncertainties, amplified by the aerospace and defense industry’s cyclicality, geopolitical dependencies, and high barriers to entry:

•        the potential failure to achieve the expected benefits of the combination or acquisition;

•        over-valuation of acquired companies or delays in realizing or a failure to realize the benefits, revenue, cost savings, and synergies that were anticipated;

•        unanticipated costs and liabilities;

•        difficulties in integrating branding, services and products, businesses, operations and technology infrastructure in an efficient and effective manner;

•        difficulties in maintaining customer relations;

•        the potential loss of key employees of the acquired businesses;

•        the diversion of the attention of our senior management from the operation of our daily business;

•        the potential adverse effect on our cash position to the extent that we use cash for the purchase price;

•        the potential significant increase of our interest expense, leverage, and debt service requirements if we incur additional debt to pay for an acquisition;

•        the potential issuance of securities that would dilute our stockholders’ percentage ownership;

•        the potential to incur large and immediate write-offs and restructuring and other related expenses; and

•        the inability to maintain uniform standards, controls, policies and procedures.

Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that we will realize the anticipated benefits of any acquisition or investment, such as improved positions on major aircraft platforms or defense programs, given the lengthy qualification cycles that can span years. In addition, our inability to successfully operate and integrate newly acquired businesses appropriately, effectively, and in a timely manner could impair our ability to take advantage of future growth opportunities and other advances in technology, as well as on our revenues, gross margins and expenses. We continually evaluate opportunities to expand our business through strategic and complementary acquisitions in the aerospace and defense space, where targets often include niche suppliers with proprietary products. In many cases, we will be competing for these opportunities with third parties that may have substantially greater financial resources than we do.

We cannot assure you that we will be able to identify opportunities or complete currently pending M&A Activity on commercially reasonable terms or at all, or that we will actually realize any anticipated benefits from such M&A Activity, investments or alliances. In addition, we cannot assure you that we will be able to obtain financing for M&A Activity or investments on attractive terms or at all.

We may not successfully consummate or initiate M&A Activity.

Our ability to grow through M&A Activity, which is currently a major focus of our business plan and strategy, is dependent on several factors, including competition for acquisitions, our access to capital and other resources necessary to consummate acquisitions, and our ability to successfully integrate new business lines and train additional staff, including the staff of an acquired company. There can be no assurance that pending and planned M&A Activity will establish or expand our market presence, or that we will be able to successfully identify suitable acquisition candidates and consummate M&A Activity on favorable terms.

In addition, future M&A Activity could materially and adversely affect our business, financial condition, results of operations, and liquidity. Possible impairment losses on goodwill and intangible assets, or restructuring charges could occur. These risks could have a material adverse effect on the business because they may result in substantial costs to us, disrupt our business, and harm our reputation in the marketplace.

Our customer base is highly concentrated in some of our subsidiaries, and inability to diversify our customer base may adversely affect our business.

Our customer base is concentrated in certain of our subsidiaries, which may pose a material risk to our business. Specifically, revenue for Maney is largely derived from DLA Aviation, which accounts for approximately 60% and 74% of its backlog in 2024 and 2023, respectively, while V&M Precision’s revenue is highly concentrated with Boeing, historically representing about 95% and 99% of its backlog in 2024 and 2023, respectively.

Although this concentration is a risk factor for these subsidiaries, it is important to note that not all of our subsidiaries face the same level of concentration. For instance, Aerodyn Engineering has a more diversified client base, though its largest client contributes an average of 27% and 22% of its revenue in 2024 and 2023. Similarly, Aerofab NDT also has a more diversified client base, with its largest client accounting for approximately 4% of its revenue in 2024.

If we are not able to diversify our customer base, our business could be adversely affected. While we are actively working to develop and secure new customer relationships with the goal of reducing dependency on any single customer, there can be no assurance that we will be successful in accomplishing mitigating our customer concentration risk. If we are unable to attract new customers and diversify our concentrated customer base, the loss of any single customer could materially impact our business operations and cash flows. There is no guarantee that we will be successful in these efforts or that we will achieve sustained revenue growth and profitability across all subsidiaries.

If customers are not satisfied with our level of performance or if we otherwise fail to provide the products and services pursuant to customer contracts, we could become subject to litigation and our reputation in the industry may suffer, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business is dependent on the cyclical nature of the military’s Request for Quotes.

Our operating results may fluctuate significantly from period to period as a result of a variety of factors, including customer purchasing patterns, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that we will be successful in marketing any of our products, or that the revenues derived from the sale of such products will be significant. Further, military Request for Quotes (“RFQs”) tend to be seasonal and cyclical, and often driven by the federal government’s budget cycle. Consequently, our revenues may vary by quarter, resulting in fluctuations to our operating results throughout the year.

We rely on short-term orders from our customers.

A variety of conditions, both specific to individual customers and generally affecting the customers’ respective industries, such as fluctuations in defense budgets and government spending priorities, delays or cancellations of major aircraft programs (including commercial jet production ramps or military procurement initiatives), geopolitical tensions (e.g., ongoing conflicts impacting global supply chains and energy prices), supply chain disruptions, economic downturns affecting airline profitability and fleet utilization, pandemics or public health crises leading to reduced flight hours and deferred maintenance, regulatory changes or certification delays, or cyclical downturns in aircraft manufacturing and aftermarket demand, can cause a customer to reduce or delay orders previously anticipated by us, which could materially and adversely impact our business, operating results, financial condition, and cash flows.

While some customers place orders based on long-term pricing agreements, such agreements are typically requirements-based and do not set forth minimum customer purchase obligations, exposing us to sudden variability in demand. Additionally, our customer base is concentrated among a limited number of key aerospace original equipment manufacturers (OEMs) and Tier 1, 2, and 3 suppliers, the loss of any one or more such major customers, for any reason, could further exacerbate these risks and negatively impact our operations.

Because one of our subsidiaries, Aerofab, relies heavily on short-term orders without guaranteed volumes, it must continually communicate with customers to validate forecasts, monitor production backlogs, and anticipate the future volume of purchase orders to mitigate potential inventory obsolescence or underutilization of capacity.

Our customers may require us to undergo a lengthy and expensive qualification process with respect to our products, with no assurance of sales. Any delay or failure in such qualification process could negatively affect our business and operating results.

Our customers frequently require that our products undergo an extensive qualification process, which may include testing for performance, structural integrity, and reliability. The qualification process may be lengthy and, even if completed in a satisfactory manner, does not guarantee any sales of the product to that customer. We devote substantial resources, including design, engineering, sales, marketing and management efforts, and often substantial expense, to qualifying our products with customers in before actually securing any sales. While such products have undergone these qualification processes for existing customers, any delay or failure in qualifying any of our products in the future may preclude or delay sales of such products, which could directly impede our currently anticipated growth assumptions and cause our business and operations to suffer.

International business and export compliance creates inherent risks to our business.

Our business conducts both domestic and international operations and derives a portion of its revenue from international customers. Our international operations are limited, and revenue derived from customers outside the United States has historically represented an immaterial portion of our total revenues. While we adhere strictly to applicable export control laws and regulations, including the International Traffic in Arms Regulations (ITAR), and have implemented comprehensive compliance programs with employee training and internal controls to manage export-related risks, several inherent risks remain and cannot be fully mitigated as such risks are outside of PAD’s direct control.

International business operations may expose PAD to risks such as currency fluctuations, which could impact our profitability and financial stability. Geopolitical instability, including conflicts (such as the conflict in Ukraine) or trade disputes, can disrupt supply chains and affect our ability to conduct business in certain regions. Additionally, changes in trade policies, tariffs, or sanctions could alter the regulatory landscape and negatively impact our operations and market access. Despite these risks, we believe our broad geographic footprint and internal risk management policies and practices help mitigate such risks. Despite the risks and challenges associated with international operations, PAD’s management views international business as a strategic growth opportunity and believes it could capitalize on the benefits of global expansion while mitigating the associated risks.

Our business could suffer if we are unable to maintain and increase our technological and manufacturing capabilities or develop new products on a timely basis.

Our operating results could be negatively affected if we were unable to maintain and increase our technological and manufacturing capabilities or develop new products on a timely basis. Although we believe that we have certain technological and other advantages over our competitors, maintaining such advantages will require continued investment in research and development, and sales and marketing initiatives. There can be no assurance that we will be able to make the technological or marketing advances necessary to maintain such competitive advantages or that we will recover the majority of expenses associated therewith.

The industries in which we operate are very competitive.

Our competition comes from other military and industrial aerospace contractors and machine shops. Most contracts that we bid on require us to employ specialized tooling, machines, and training, in addition to obtaining certain approvals, the delays, and costs of which must be included in our initial bids. These additional initial costs are usually collectively referred to as “First Article” and often add approximately 30% to the cost of any first-time bid in the aerospace industry, which present a natural barrier to competition, especially for small batches, where the First Article costs may exceed the cost of the parts themselves.

In addition, there is the possibility that new competitors could imitate our business model and produce competing products and services with similar a focus at competitive prices. Additionally, competitors could be better capitalized than we are, which could give them a significant advantage when bidding on new contracts, leading to the possibility that our current and future competitors could capture a significant portion of our current and intended market share.

We are vulnerable to disruptions and shortages in the supply of, and increases in the prices of, certain raw materials.

Our business is vulnerable to disruptions and shortages in the supply of, and increases in the price of, certain raw materials, including aluminum, steel, stainless steel, exotic alloys, plastics, and synthetics, used in our manufacturing processes. While we do not have a single supplier for any of these materials, the number of qualified suppliers for certain materials principally used in our manufacture of made-to-order parts is limited. We have identified alternate suppliers for many of these raw materials; however, certain raw materials are produced by a relatively small number of suppliers, so our ability to shop for better prices or terms with respect to these necessary materials is somewhat limited. In some cases, substitutes for certain raw materials are not always readily available, and in the past, there have been shortages for certain of these materials. Additionally, raw material substitutions for certain aircraft-related products may require approval from government agencies like the FAA, and securing such approvals cannot be guaranteed.

Due to our reliance on a limited number of external suppliers that possess proper approvals and certifications, when there are disruptions in our supply chain (delays in raw material shipments and/or outside processing centers), or if we receive materials that do not meet our quality assurance standards, our ability to timely fulfill contracts and/or ship purchase orders may be hampered. If we are required to seek contract extensions, we risk the deferment of revenue into future months/quarters, resulting in a shortfall of sales projections. These disruptions are difficult to determine or predict due to numerous variables which are outside of our direct control, and the financial impact is dependent on the size of the contract being impacted and whether the customer will agree to an extension or no extension at all.

Furthermore, there are many factors beyond our control that could cause shortages or interruptions in the supply of materials and other products central to PAD’s business, including adverse weather events, environmental factors, natural disasters, unanticipated decline in demand, labor or distribution problems, changes in law or policy, raw material safety issues by suppliers and their supply chains, and the financial health of suppliers and their supply chains. Failure to take adequate steps to mitigate the likelihood or potential effect of such events, or to effectively manage such events if they occur, may materially adversely affect our business, financial condition, and operating results, particularly in circumstances where a material or product is sourced from a single supplier or location. In addition, unexpected delays in deliveries from suppliers or increases in transportation costs (including through increased fuel costs) could materially adversely affect our business, financial condition, and operating results.

While we consider our relationships with suppliers to be strong, a shortage of materials or a disruption of in the supply chain, regardless of the cause, could materially increase PAD’s operating and production costs, and could materially adversely affect our business and results of operations. Likewise, significant increases in the cost of materials purchased by us could also materially increase production and operating costs, and could have a material adverse effect on our business and results of operations if such increased costs are not able to be passed through to PAD’s customers. If one or more suppliers is required to temporarily close its manufacturing facilities, our ability to procure raw materials for our manufacturing processes may become limited, which could ultimately limit our ability to manufacture our products. As PAD continues to acquire businesses, we believe that we will be able to leverage the combined purchasing power and supply chain expertise of our operating companies to mitigate the potential impact of supply chain disruptions and to obtain more favorable terms from suppliers; however, due to many factors outside of our direct control, such results cannot be certain to occur.

We depend upon the experience and expertise of our management team, and the loss of any of these individuals may impair our ability to operate effectively.

Our business is significantly dependent on our management team, and our success is particularly dependent on our Chief Executive Officer, Brent Borden, and our Chief Financial Officer, Joseph Thiewes. The loss of Mr. Borden, whose strategic vision and leadership have been, and will remain to be, critical to our evolution and execution of our business strategy, could significantly disrupt our operations, delay key initiatives, and adversely affect our ability to execute our business strategy effectively. Such a departure may also impact confidence in our business and our ability to attract and retain top talent.

The loss of Mr. Thiewes could similarly have a material adverse effect on our business, as he is responsible for overseeing our financial strategy, financial reporting, budgeting and forecasting processes, liquidity management, internal controls, and relationships with auditors, lenders, and other financial counterparties. A transition in this role could result in disruptions to our financial operations, delays in financial reporting or compliance matters, and increased costs or management distraction while a replacement is identified and onboarded.

In addition, the loss of any other member of our management team could significantly delay or prevent us from achieving our business objectives, which could materially harm our business and customer relationships. See “Management.”

We have generated limited profits to date.

We have generated limited profits to date. Our business model is currently dependent on employing significant upfront costs and services, which directly and negatively impact our gross margins. Coupling this fact with our operating expenses, we have generated de minimis profits to date. We believe that as our business expands and if we are successful in acquiring complementary businesses, our increased size and scale will result in higher gross and net margins; however, such results cannot be guaranteed and depend on many factors that are outside of our direct control.

We cannot assure you that our plans to raise capital will be successful.

As of September 30, 2025, we had a working capital deficit of approximately $28.7 million. Based on our current operating plan, we believe that our existing cash and cash equivalents will be sufficient to fund our currently planned operations for approximately six months.

Our ability to continue operations beyond that period is dependent on our ability to raise additional capital, generate additional revenue, reduce expenses, or otherwise obtain additional sources of liquidity. If we are unable to obtain such funding or implement alternative measures on acceptable terms, we may be required to significantly curtail, delay, or discontinue certain operations or initiatives, which could have a material adverse effect on our business, financial condition, and prospects.

Government regulation could negatively impact our business.

Our aerospace and defense operations are heavily regulated by U.S. federal agencies, including the Department of State (International Traffic in Arms Regulations (“ITAR”)), Department of Commerce (Export Administration Regulations (“EAR”) Regulations), Federal Aviation Administration (“FAA”) Regulations, and Department of War (through Federal Acquisition Regulation/Defense Federal Acquisition Regulation Supplement and cybersecurity standards like NIST SP 800-171 and Cybersecurity Maturity Model Certification). These regulations govern export controls, quality management (e.g., AS9100), counterfeit parts prevention, cybersecurity, and government contracting compliance. Due to our work on precision machining, non-destructive testing, and sustainment for defense and aerospace programs, we are subject to stringent oversight. We may incur significant costs to comply with existing or new requirements (such as enhanced export licensing, supply chain traceability, or cybersecurity certifications), or face penalties, contract suspensions, debarment, or loss of certifications for non-compliance. Changes in these regulations, increased enforcement, or evolving national security policies could adversely affect our ability to win or perform contracts, export products, or operate efficiently.

We are subject to a variety of environmental regulations.

Our production processes require the use, storage, treatment and disposal of certain materials which are considered hazardous under applicable environmental laws, and we are subject to a variety of regulatory requirements relating to the handling of such materials and the release of emissions and effluents into the environment. Failure to comply with such laws and regulations could have a negative impact on our business or results of operations. Other possible developments, such as the enactment or adoption of additional environmental laws and regulations, could result in substantial new and additional costs to us, or otherwise result in major changes to our current business model and manufacturing processes, which in turn could negatively impact our business and operations.

PAD may be adversely impacted if it is unable to adequately protect its intellectual property and proprietary interests.

In certain cases, PAD may rely on trade secrets to protect its intellectual property, proprietary technology, and processes. While PAD does not currently hold any patents, trademarks, licenses, franchises, or royalty agreements, we rely on trade secrets as our primary means of protection. There can be no assurances that confidentiality obligations imposed on PAD’s customers and suppliers will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies, both in order to protect proprietary rights as well as for competitive reasons, even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain due to the rapid development of the principles of law pertaining to this area. PAD is also subject to the risk that other companies may make claims that we infringed on their intellectual property, technology, information, and data, the defense of which could be significant and result in negative impacts to our business, reputation, operations, and cash flows.

Our business and operations may be adversely affected by cybersecurity breaches or other information technology system or network intrusions.

Our business and operations may be adversely affected by cybersecurity breaches, other information technology system or network intrusions, and vulnerabilities within our supply chain.

We depend on information technology and computerized systems to communicate and operate effectively, some of which are connected to networks maintained by third parties that are not under our direct control. We store sensitive data on third-party-managed servers and databases, including proprietary business information, intellectual property, and confidential employee and other personal data pertaining to our business, customers, suppliers, OEMs, employees, and other third parties. While we implement security measures designed to protect such information, we rely in part on the security and operational practices of these third-party service providers, and any failure or breach of their systems could result in unauthorized access to, disclosure of, or loss of such data. Attempts by others to gain unauthorized access to our information technology systems and data have become more frequent and sophisticated. These attempts, which might be related to industrial or foreign government espionage, activism, or other motivations, include covertly introducing malware and “ransomware” to our computers and networks, performing reconnaissance, impersonating authorized users, and stealing, corrupting or restricting our access to data, among other activities.

Additionally, our reliance on third-party products, software, and services within our supply chain exposes us to additional cybersecurity risks. A breach of a supplier or service provider could potentially disrupt our operations, damage our reputation, and result in financial loss.

As with most companies, we have experienced attempts to breach our systems and we have been the target of cybersecurity attacks, none of which has resulted in loss of data or materially affected our business, operations or financial results. We have addressed past cybersecurity breaches by working with service providers specializing in incident response, risk management, and digital forensics services. In coordination with such service providers, we routinely aim to update our cybersecurity infrastructure, security tools (including firewalls and anti-virus software), and employee training and processes, with the goal of protecting our systems against cybersecurity threats and incidents, and prevent their recurrence. While our employees have been trained and instructed to detect and investigate such incidents, cybersecurity attacks and other data security breaches can, and are expected to, occur in the future. Despite our concentrated efforts, we may be unable to implement adequate preventive or remediation measures, as breach and disruption techniques change frequently and are generally not detected until after an incident has occurred.

The unauthorized access to, or use of, our intellectual property, confidential information, customer data, or personal information, or any disruption in the systems that store such information, could materially harm our competitive position, reputation, strategic initiatives, and otherwise reduce the value and expected benefits of our investment in research and development through the loss of trade secrets or other proprietary and competitively sensitive information. Additionally, any such unauthorized access or use of our sensitive information and systems could result in operational disruptions and delays, jeopardize the security of our facilities and information systems, interfere with our ability to access information systems at critical times, and otherwise materially and adversely affect our reputation, business, and financial results.

Any such intrusion may also result in PAD being subject to material fines, penalties, governmental investigations and proceedings, litigation, diminished competitive advantages through reputational damages and increased operational expenses (including remediation and damage expenses), the impacts of which could be material and significant to us. Many victims of cyber-attacks also are forced to pay significant ransoms or incur significant expenses to recover critical business systems and data. Additionally, we may incur additional costs to comply with data security and cybersecurity protections and standards imposed by our customers or the laws and regulations of countries in which we conduct business. We may be similarly harmed if any of the foregoing incidents occur at third parties that are connected to our networks and that are not under our direct control, the cost of which and impact to us could be significant.

The competitive job market creates a challenge and potential risk as we grow and strive to attract and retain a highly skilled workforce.

The aerospace and defense industry faces intense competition for highly skilled professionals, such as aerospace engineers, certified machinists, non-destructive testing technicians, and avionics specialists, due to a tight labor market. Competitors may offer more attractive financial incentives, such as higher salaries, equity awards, or relocation packages, posing a risk of failing to attract or retain talent with critical security clearances or expertise required for contracts with major OEMs and defense contractors.

The industry also contends with challenges from an aging workforce nearing retirement, limited new talent due to stringent citizenship requirements for sensitive roles, skills gaps in emerging technologies, and potential disruptions from unionized labor. Significant investments in employee training for industry-specific quality standards or proprietary technologies increase their value to competitors, heightening turnover risks. High attrition could lead to costly recruitment, onboarding delays, and productivity losses, potentially disrupting contract timelines or delivery of our products and services. These factors may increase operating costs, reduce margins, hinder our ability to meet customer obligations, and reduce our ability to compete with competitors. Additionally, employee turnover can result in significant replacement costs and lost productivity.

Risks Related to FACT and the Business Combination

Unless the context otherwise requires, references in this subsection “Risks Related to FACT and the Business Combination” to “we,” “us,” and “our” generally refer to FACT in the present tense or New PAD from and after the Business Combination.

The Sponsor, Sponsor HoldCo, FACT’s directors and officers and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the FACT Shareholders generally.

When you consider the recommendation of the FACT Board in favor of approval of the Business Combination Proposal and the other proposals included herein, you should keep in mind that the Sponsor, Sponsor HoldCo, FACT’s directors and officers and FACT’s Executive Chairman have interests in such proposals that are different from, in addition to and/or in conflict with, those of the FACT Shareholders generally. These interests include, among other things:

•        the fact that Sponsor HoldCo holds 5,613,333 Founder Shares that were initially purchased for an aggregate of $25,000 (reflecting the forfeiture of 875,000 Founder Shares by Sponsor HoldCo due to the underwriters’ over-allotment option in connection with FACT’s IPO not being exercised), and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per FACT Class A Share on Nasdaq on [•], 2025. FACT estimates that, at the Closing, the Sponsor will hold an aggregate of [•] shares of New PAD Common Stock issued upon the conversion of such Founder Shares (assuming the [•] Redemptions Scenario), which, if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the FACT Class A Shares on [•], 2025. However, given that such shares of New PAD Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, FACT believes such shares have less value;

•        the fact that each of FACT’s independent directors and its Executive Chairman holds 30,000 and 130,000 FACT Class B Shares, respectively, which shares were transferred to such persons by Sponsor HoldCo in connection with their service to FACT, and such shares will have value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per FACT Class A Share on Nasdaq on [•], 2025. FACT estimates that, at the Closing, FACT’s independent directors, its Executive Chairman and the Senior Advisor will hold 30,000, 130,000 and 20,000 shares of New PAD Common Stock, respectively, which, if unrestricted and freely tradeable, would be valued at approximately $[•] based on the $[•] closing price of the FACT Class A Shares on [•], 2025. However, given that such shares of New PAD Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, FACT believes such shares have less value;

•        the fact that, as a result of the low purchase price paid for the FACT Class B Shares, if the Business Combination is completed, Sponsor HoldCo, FACT’s independent directors, its Executive Chairman and its Senior Advisor are likely to be able to make a substantial profit on their investment in FACT even at a time when the New PAD Common Stock has lost significant value. On the other hand, if the Business Combination is not completed and FACT liquidates without completing another initial business combination, Sponsor HoldCo, FACT’s independent directors, its Executive Chairman and its Senior Advisor would lose their entire investment in FACT;

•        the fact that Sponsor HoldCo holds 422,500 FACT Class A Shares (excluding 325,000 restricted FACT Class A Shares), initially purchased for $10.00 per share in a private placement that occurred simultaneously with the closing of the IPO, which will then automatically convert at the Effective Time into an equal number of shares of New PAD Common Stock. FACT estimates that, at the Closing, if unrestricted and freely tradeable, such shares would be valued at approximately $[•] based on the $[•] closing price of the FACT Class A Shares on [•], 2025. However, given that such shares of New PAD Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, FACT believes such shares have less value;

•        the fact that the Sponsor, Sponsor HoldCo and FACT’s directors and officers who own FACT Ordinary Shares have each waived their right to redeem any FACT Ordinary Shares held by them in connection with the shareholder vote to approve the Business Combination;

•        the fact that if FACT were to liquidate rather than complete the Business Combination, the Sponsor and Sponsor HoldCo will lose their entire investment in FACT, which totals approximately $4,425,000 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the FACT Class B Shares and the $4,400,000 purchase price for the FACT Class A Shares purchased by Sponsor and Sponsor

HoldCo in a private placement concurrently with the FACT initial public offering, because the Sponsor and Sponsor HoldCo have waived their redemption rights with respect to such shares. The potential loss of this investment may have incentivized the Sponsor, Sponsor HoldCo and their affiliates to pursue the Business Combination on unfavorable terms in order to avoid a liquidation;

•        the fact that if the Trust Account is liquidated, including in the event FACT is unable to complete the Business Combination within the completion window, Sponsor HoldCo has agreed that it will be liable to FACT if and to the extent any claims by a third party for services rendered or products sold to FACT, or a prospective target business with which FACT has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by FACT’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that the FACT Articles contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with FACT but were not offered due to a FACT director’s duties to another entity. FACT does not believe that the waiver of the corporate opportunity doctrine in the FACT Articles interfered with its ability to identify an acquisition target;

•        the continued indemnification of former and current directors and officers of FACT, the Sponsor and Sponsor HoldCo and the continuation of directors’ and officer’s liability insurance after the Business Combination;

•        the Sponsor, Sponsor HoldCo and FACT’s officers, directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FACT’s behalf, such as identifying and investigating possible business targets and business combinations. However, if FACT fails to consummate a business combination within the required period, they will not have any claim against the Trust Account for reimbursement. Accordingly, FACT may not be able to reimburse these expenses if the Business Combination with PAD or another business combination is not completed by November 27, 2026. As of the Record Date, the Sponsor, Sponsor Holdco and FACT’s officers, directors and their affiliates had incurred less than $[•] of unpaid reimbursable expenses; and

•        the Sponsor, Sponsor HoldCo and FACT’s directors and officers have irrevocably waived the anti-dilution adjustments set forth in the FACT Articles, or any other anti-dilution or similar adjustment rights to which they may otherwise be entitled related to or arising from the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to their fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers that were not presented to FACT, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About FACT — Conflicts of Interest.”

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of FACT and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals set forth in this proxy statement/prospectus. The financial and personal interests of the Sponsor, Sponsor HoldCo, as well as FACT’s directors and officers, may have influenced their motivation in identifying and selecting PAD as the Business Combination target, completing the Business Combination with PAD and influencing the operation of the business following the initial business combination. In considering the recommendation of the FACT Board to vote in favor of approval of the proposals set forth in this proxy statement/prospectus, unaffiliated FACT Shareholders should keep in mind that the Sponsor, Sponsor HoldCo and FACT’s directors and officers and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of unaffiliated FACT Shareholders.

The Sponsor, Sponsor HoldCo and the other FACT Insiders have agreed to vote in favor of the Business Combination and related transactions, regardless of how the Public Shareholders vote.

The Sponsor, Sponsor HoldCo and FACT’s officers and directors have agreed to vote in favor of all the proposals being presented at the EGM, regardless of how the Public Shareholders vote. No consideration has been or will be paid by FACT or PAD to the FACT Insiders in connection with such agreements. As of December 31, 2025, the Sponsor, Sponsor HoldCo and the other FACT Insiders collectively owned 6,595,833 FACT Ordinary Shares, which represented 27% of the issued and outstanding FACT Ordinary Shares. The FACT Insiders also may from time to time purchase FACT Class A Shares prior to the Closing.

The Business Combination Proposal, Stock Issuance Proposal, Incentive Plan Proposal, Director Election Proposal, and Adjournment Proposal require approval pursuant to an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. As a result, in addition to Founder Shares and the FACT Ordinary Shares held by the FACT Insiders, we would need [•] shares, or approximately [•]%, of the [•] Public Shares sold in the IPO to be voted in favor of the Business Combination Proposal, Stock Issuance Proposal, Incentive Plan Proposal, Director Election Proposal, and Adjournment Proposal in order to approve each such proposal, assuming all outstanding FACT Ordinary Shares are present and cast a vote at the EGM. Assuming that only the holders of [•] of the issued and outstanding FACT Ordinary Shares, representing a quorum under the FACT Articles, vote at the EGM, we will not need any Public Shares in addition to the FACT Ordinary Shares held by FACT Insiders to be voted in favor of the Business Combination Proposal, Stock Issuance Proposal, Incentive Plan Proposal, Director Election Proposal, and Adjournment Proposal in order to approve each such proposal.

Each of the Domestication Proposal and the Charter Proposal requires approval pursuant to a special resolution under Cayman Islands law, being a resolution passed by at least two-thirds of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. In respect of the Domestication Proposal only, a holder of FACT Class B Ordinary Shares will be entitled to 10 votes for every FACT Class B Ordinary Share held and a holder of FACT Class A Ordinary Shares will be entitled to one vote for every FACT Class A Ordinary Share held. As a result, in addition to Founder Shares and the FACT Ordinary Shares held by the FACT Insiders, we would need [•] shares, or approximately [•]% of the [•] Public Shares sold in the IPO to be voted in favor of the Charter Proposal in order to approve each such proposal, assuming all outstanding FACT Ordinary Shares are present and cast a vote at the EGM. Assuming that only the holders of [•] of the issued and outstanding FACT Ordinary Shares, representing a quorum under the FACT Articles, vote at the EGM, we will not need any Public Shares in addition to the FACT Ordinary Shares held by FACT Insiders to be voted in favor of the Charter Proposal.

Each of the Advisory Charter Proposals requires approval pursuant to an ordinary resolution on a non-binding advisory basis only, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. As a result, in addition to Founder Shares and the FACT Ordinary Shares held by the FACT Insiders, we would need [•] shares, or approximately [•]%, of the [•] Public Shares sold in the IPO to be voted in favor of each of the Advisory Charter Proposals in order to approve each such proposal, assuming all outstanding FACT Ordinary Shares are present and cast a vote at the EGM. Assuming that only the holders of [•] of the issued and outstanding FACT Ordinary Shares, representing a quorum under the FACT Articles, vote at the EGM, we will not need any Public Shares in addition to the FACT Ordinary Shares held by FACT Insiders to be voted in favor of the Advisory Charter Proposals in order to approve each such proposal.

Past performance by our management team and their affiliates may not be indicative of future performance of an investment in us or in the future performance of the post-Business Combination entity.

Information regarding performance by, or businesses associated with, our management team or businesses associated with them is presented for informational purposes only. Past performance by our management team, including with respect to Freedom Acquisition I Corp., is not a guarantee of success with respect to the Business Combination with PAD. You should not rely on the historical record of the performance of our management team or businesses associated with them as indicative of our future performance of an investment in FACT or New PAD or the returns we will, or are likely to, generate going forward.

FACT Shareholders will experience immediate dilution as a consequence of the issuance of New PAD Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that FACT’s current shareholders have on the management of New PAD.

Under the Business Combination Agreement, the number of shares of New PAD Common Stock to be issued to PAD Stockholders in connection with the Merger is estimated to be approximately [•]% of the issued and outstanding shares of New PAD Common Stock immediately following the consummation of the Business Combination, assuming the [•] Redemptions Scenario. Therefore, FACT Shareholders will experience immediate dilution. Currently, the Public Shareholders own approximately [•]% of the issued and outstanding FACT Ordinary Shares. As described in more detail below, assuming the [•] Redemptions Scenario and a Redemption Price of approximately $[•] per share (estimated using an assumed Closing Date of [•], 2026), and without giving effect to any dilutive instruments, such as the exercise of the New PAD Options, it is expected that immediately after the consummation of the Business Combination, the Public Shareholders will hold approximately [•]% of the issued and outstanding New PAD Common Stock.

The ability of the Public Shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

The Business Combination Agreement requires us to have $75 million of FACT Closing Cash at the Closing. We do not know how many Public Shareholders may exercise their redemption rights. If a larger number of Public Shares are submitted for redemption than we initially expected, including as a result of redemptions of Public Shares, and the Minimum FACT Cash Amount is not met, PAD may elect not to consummate the Business Combination. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the funds in the Trust Account until we liquidate the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your shares in the open market.

The Sponsor, Sponsor HoldCo and other FACT Insiders may elect to purchase shares from Public Shareholders, which may influence a vote on the Business Combination and reduce the public “float” of the FACT Class A Shares.

At any time prior to the EGM, subject to applicable securities laws (including with respect to material non-public information), the FACT Insiders or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Business Combination or not redeem their Public Shares. However, the FACT Insiders and their affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions.

The purpose of any such transactions could be to increase the likelihood of obtaining shareholder approval of the Business Combination or satisfy the Minimum FACT Cash Amount if it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our shares may be reduced and the number of beneficial holders of our shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our shares on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the FACT Insiders or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        if the FACT Insiders or their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        the FACT Insiders and their affiliates would not possess any redemption rights with respect to the Public Shares or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we would disclose in a Form 8-K, before the EGM to approve the Business Combination, the following material items:

•        the amount of the Public Shares purchased outside of the redemption offer by the FACT Insiders or their affiliates, along with the purchase price;

•        the purpose of the purchases by the FACT Insiders or their affiliates;

•        the impact, if any, of the purchases by the FACT Insiders or their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of our security holders who sold to the FACT Insiders or their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the FACT Insiders or their affiliates; and

•        the number of the Public Shares for which we have received redemption requests pursuant to our redemption offer.

If a shareholder fails to receive notice of our offer to redeem the Public Shares in connection with the Business Combination, or fails to comply with the procedures for submitting or tendering its shares, such shares may not be redeemed.

If a shareholder fails to receive our proxy materials, such shareholder may not become aware of the opportunity to redeem its shares. In addition, proxy materials that we will furnish to Public Shareholders in connection with the Business Combination will describe the various procedures that must be complied with in order to validly tender or submit Public Shares for redemption. For example, in this proxy statement/prospectus, we require the Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to deliver their shares to Odyssey electronically prior to the date set forth in the proxy materials, which is two business days prior to the scheduled vote on the proposal to approve the Business Combination. In addition, we require a Public Shareholder seeking redemption of his, her or its Public Shares to also submit a written request for redemption to Odyssey two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy statement/prospectus, its shares may not be redeemed.

Public Shareholders may not know prior to the redemption deadline or prior to the EGM whether the Minimum FACT Cash Amount is satisfied.

If FACT receives valid redemption requests from holders of Public Shares prior to the redemption deadline, FACT may, at its sole discretion, following the redemption deadline and until the Closing Date, seek and permit withdrawals by one or more of such holders of their redemption requests. FACT may select which holders to seek such withdrawals of redemption requests from based on any factors FACT may deem relevant and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where FACT otherwise would not satisfy the Minimum FACT Cash Amount. There may be a period of time after the EGM and before the Closing when shareholders do not know whether this closing condition is satisfied. Accordingly, Public Shareholders may be required to make redemption and voting decisions without knowing whether all of the conditions to closing the Business Combination will be satisfied.

A Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put such shareholder in a better future economic position.

The price at which a shareholder may be able to sell his, her or its shares of New PAD Common Stock in the future following the completion of the Business Combination is not determinable as of the date of this proxy statement/prospectus. Certain events following the consummation of the Business Combination may cause an increase in New PAD’s share price and may result in a lower value realized now than a Public Shareholder might realize in the future had the shareholder redeemed their Public Shares. Similarly, if a Public Shareholder does not redeem their Public Shares, the shareholder will bear the risk of ownership of New PAD Common Stock after the consummation of the Business Combination, and a shareholder may not be able to sell his, her or its shares of New PAD Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If you, together with any affiliate or any other person with whom you are acting in concert or as a partnership, syndicate or other group for the purposes of acquiring, holding or disposing of shares, are deemed to hold in excess of 15% of the issued and outstanding Public Shares, you will lose the ability to redeem all such shares in excess of 15% of the issued and outstanding Public Shares.

The FACT Articles provide that a Public Shareholder, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group for the purposes of acquiring, holding or disposing of shares, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Public Shares., which we refer to as the “Excess Shares.” However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination.

If the net proceeds of the IPO and simultaneous private placement not being held in the Trust Account are insufficient to allow us to operate until the completion of the Business Combination, we will depend on loans from the Sponsor, Sponsor HoldCo or the management team to complete the Business Combination.

$[•] was available to us outside of the Trust Account, as of [•], 2026, to fund our working capital requirements. While we believe that the funds available to us outside of the Trust Account will be sufficient to allow us to operate until at least the completion of the Business Combination, we cannot assure you that our estimate is accurate.

None of the Sponsor, Sponsor HoldCo, members of our management team or any of their affiliates is under any obligation to advance funds to us in such circumstances. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon the Closing. Such shares would be identical to the FACT Class A Shares purchased in a private placement, which occurred simultaneously with the IPO. Prior to the Closing, we do not expect to seek loans from parties other than the Sponsor, Sponsor HoldCo or an affiliate of the Sponsor or Sponsor HoldCo, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account. If we are unable to complete the Business Combination within the required time period because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. Consequently, the Public Shareholders may only receive an estimated $10.00 per share, or possibly less, on our redemption of the Public Shares.

The net cash available to New PAD from the Trust Account in respect of each Public Share that is not redeemed will be materially less than the price per share ascribed in the Business Combination Agreement to the New PAD Common Stock to be issued to PAD Stockholders.

In recent litigation following the closing of other “deSPAC” transactions, plaintiffs have alleged that it was a material omission for the SPAC not to have disclosed in its proxy statement/prospectus that the “net cash per public share” of the SPAC was materially below the price per share ascribed to the combined company’s shares to be issued to the target shareholders in the business combination. While such litigation has been brought against Delaware SPACs in Delaware courts (and FACT is a Cayman Islands exempted company), and without acknowledging the relevance of the net cash per share information or the merits of any such claim, Public Shareholders should be aware that the net cash available to New PAD from the Trust Account in respect of each Public Share that is not redeemed will be materially less than the assumed approximately $[•] per share ascribed in the Business Combination Agreement to the New PAD Common Stock to be issued to PAD Stockholders (which is equal to the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of [•], 2026) due to expenses attributable to FACT and PAD and dilution from the Founder Shares that will remain outstanding upon the Closing.

If we are unable to consummate the Business Combination within the completion window, the Public Shareholders may be forced to wait beyond the end of the completion window before redemption from the Trust Account.

If we are unable to complete the Business Combination within the completion window, the proceeds then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), will be used to fund the redemption of the Public Shares, as further described herein. Any redemption of Public Shareholders from the Trust Account will be effected automatically by function of the FACT Articles prior to any voluntary winding up. If we are required to wind-up, liquidate the Trust Account and distribute such amount therein, pro rata, to the Public Shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the Cayman Companies Act. In that case, investors may be forced to wait beyond the end of the completion window before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate the Business Combination prior thereto and only then in cases where investors have sought to redeem their FACT Class A Shares. Only upon our redemption or any liquidation will Public Shareholders be entitled to distributions if we are unable to complete the Business Combination.

There is substantial doubt regarding our ability to continue as a “going concern.”

In connection with our assessment of going concern considerations in accordance with FASB ASC 205-40, “Basis of Presentation — Going Concern,” our management has determined that if FACT is unable to complete an initial business combination by November 27, 2026, then FACT will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raises substantial doubt about FACT’s ability to continue as a going concern. Management plans to consummate the Business Combination prior to the mandatory liquidation date. No adjustments have been made to the carrying amounts of assets or liabilities should FACT be required to liquidate after November 27, 2026. Accordingly, our management has determined that the mandatory liquidation, should the Business Combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete the Business Combination.

If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including:

•        restrictions on the nature of our investments; and

•        restrictions on the issuance of securities, each of which may make it difficult for us to complete the Business Combination.

In addition, we may have imposed upon us burdensome requirements, including:

•        registration as an investment company with the SEC;

•        adoption of a specific form of corporate structure; and

•        reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless it can qualify for an exclusion, a company must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business is to identify and complete a business combination and thereafter to operate the post-transaction business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor.

The SEC recently provided guidance that the determination of whether a SPAC, like us, is an “investment company” under the Investment Company Act is a facts and circumstances determination requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities, and “is a question of facts and circumstances” requiring individualized analysis. When applying these factors to us we do not believe that our principal activities will subject us to being an investment company as defined in the Investment Company Act. To this end, FACT was incorporated for the purpose of completing an initial business combination with one or more businesses, such as the Business Combination with PAD. Since our inception, our business has been and will continue to be focused on identifying and completing an initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, we do not plan to buy businesses or assets with a view to resale or profit from their resale and we do not plan to buy unrelated businesses or assets or to be a passive investor. In addition, the proceeds held in the Trust Account were invested in United States “government securities,” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations. By restricting the investment of the proceeds of the IPO in this manner, and by focusing our directors’ and officers’ time toward, and operating our business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of our initial business combination; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the FACT Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the Public Shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination within the completion window, our return of the funds held in the Trust Account to the Public Shareholders as part of our redemption of the Public Shares. If we do not invest the proceeds as described above, we may be deemed to be subject to the Investment Company Act.

If we were deemed to be an investment company for purposes of the Investment Company Act, we would need to register as such under and comply with the requirements set forth pursuant to the Investment Company Act. Compliance with these additional regulatory burdens would require additional expenses for which we have not allotted funds and may hinder our ability to complete the Business Combination. We may also be forced to abandon our efforts to complete the Business Combination and instead be required to liquidate the Trust Account. In which case, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following the Business Combination. For illustrative purposes, in connection with the liquidation of the Trust Account, the Public Shareholders may receive only approximately $[•] per Public Share, which is based on an assumed Closing Date of [•], 2026, or less in certain circumstances. Further, under the subjective test of an “investment company” pursuant to Section 3(a)(1)(A) of the Investment Company Act, even if the funds deposited in the Trust Account were invested in the assets discussed above, there is a risk that we could be deemed an investment company and subject to the Investment Company Act based on the length of time such funds are invested in such assets.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we may, at any time, instruct the trustee to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of our initial business combination or our liquidation. As a result, following the liquidation of securities in the Trust Account, the interest earned on the funds held in the Trust Account may be materially reduced, which would reduce the dollar amount that the Public Shareholders would receive upon any redemption or liquidation of FACT.

We intend to initially hold the funds in the Trust Account as cash or in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. U.S. government treasury obligations are considered “securities” for purposes of the Investment Company Act, while cash is not. As noted above, one of the factors that the SEC identified as relevant to the determination of whether a SPAC that holds securities could potentially be deemed an “investment company” under the Investment Company Act is the SPAC’s duration. To mitigate the risk of us being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, we may, at any time, instruct Odyssey, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash until the earlier of consummation of the our initial business combination or our liquidation. Following such liquidation, the rate of interest we receive on the funds held in the Trust Account may be materially decreased. However, interest previously earned on the funds held in the Trust Account still may be released to us to pay our taxes, if any, and certain other expenses as permitted. As a result, any decision to liquidate the securities held in the Trust Account and thereafter to hold all funds in the Trust Account in cash would reduce the dollar amount that the Public Shareholders would receive upon any redemption or liquidation of FACT.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, including our ability to complete the Business Combination, and results of operations.

We are subject to rules and regulations by various national, regional and local governing bodies, including, for example, the SEC, and to new and evolving regulatory measures under applicable law. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly and our efforts to comply with such new and evolving laws and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention. In addition, these changes could have a material adverse effect on our business, investments and results of operations.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. For example, on January 24, 2024, the SEC issued final rules and guidance relating to SPACs, like us, regarding, among other things: disclosure in SEC filings in connection with initial business combination transactions; the financial statement requirements applicable to transactions involving shell companies; the use of financial projections in SEC filings in connection with proposed initial business combination transactions; and the potential liability of certain participants in proposed initial business combination transactions. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. A failure to comply with applicable laws or regulations and any subsequent changes, as interpreted and applied, could have a material adverse effect on our business, including our ability to complete the Business Combination.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your Public Shares, potentially at a loss.

The Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of (i) our completion of the Business Combination, and then only in connection with those FACT Class A Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein, (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the FACT Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with a business combination or to redeem 100% of the Public Shares if we do not complete a business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-Closing activity, and (iii) the redemption of the Public Shares if we are unable to complete a business combination within the completion window, subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares, potentially at a loss.

We intend to issue additional shares pursuant to the New PAD Incentive Plan after the Closing. We may also issue additional FACT Class A Shares or preference shares to complete the Business Combination. Any such issuances would dilute the interest of our shareholders and likely present other risks.

The FACT Articles authorize the issuance of up to 200,000,000 FACT Class A Shares, 20,000,000 FACT Class B Shares, and 1,000,000 preference shares. As of December 12, 2025, there are 181,511,875 and 14,166,667 authorized but unissued FACT Class A Shares and FACT Class B Shares, respectively, available for issuance, which amounts do not take into account FACT Class A Shares issuable upon conversion of the FACT Class B Shares. Pursuant to the FACT Articles, immediately prior to the Domestication, the holders of the FACT Class B Shares will voluntarily convert each FACT Class B Share on a one-for-one basis into one FACT Class A Share. There are no preference shares issued and outstanding.

We intend to issue additional shares pursuant to the New PAD Incentive Plan after the Closing. We may also issue additional FACT Class A Shares or preference shares to complete the Business Combination. However, the FACT Articles provide, among other things, that prior to the Business Combination, we may not, other than in connection with the conversion of FACT Class B Shares to FACT Class A Shares pursuant to the FACT Articles, issue additional shares that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any initial business combination. These provisions of the FACT Articles, like all provisions of the FACT Articles, may be amended with a shareholder vote. The issuance of additional ordinary or preference shares:

•        may significantly dilute the equity interest of investors in the IPO;

•        may subordinate the rights of holders of FACT Class A Shares if preference shares are issued with rights senior to those afforded the FACT Class A Shares;

•        could cause a change in control if a substantial number of FACT Class A Shares are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and could result in the resignation or removal of our present officers and directors;

•        may have the effect of delaying or preventing a change of control of us by diluting the share ownership or voting rights of a person seeking to obtain control of us; and

•        may adversely affect prevailing market prices for the FACT Class A Shares.

The FACT Board has not requested, and does not anticipate requesting, an updated opinion from its financial advisor reflecting changes in circumstances that may have occurred since the signing of the Business Combination Agreement.

On November 23, 2025, ERShares delivered its oral opinion, which it subsequently confirmed in writing, to the FACT Board that, as of that date and based upon and subject to the assumptions and other matters described in the written opinion, the Transaction Consideration to be paid by FACT in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to FACT’s unaffiliated shareholders. FACT does not intend to obtain an updated opinion from ERShares prior to the consummation of the Business Combination. Changes in the proposed operations and prospects of PAD, general market and economic conditions and other factors that may be beyond the control of FACT or PAD may alter the value of FACT or PAD or the price of FACT’s shares by the time the Business Combination is completed. ERShares’ opinion speaks as of the date it was rendered, and does not speak as of any other date, and as such, ERShares’ opinion does not address the fairness of the Transaction Consideration, from a financial point of view, as of any date other than the date of such opinion, including at the time the Business Combination is completed.

For a description of the opinion, see “Proposal No. 1 — The Business Combination Proposal — Opinion of EntrepreneurShares LLC.” A copy of ERShares’ opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by ERShares, is attached hereto as Annex K.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, subject to PAD’s consent, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this proxy statement/prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt following the IPO, we may choose to incur substantial debt to complete the Business Combination, subject to PAD’s consent, pursuant to the covenants set forth in the Business Combination Agreement. The incurrence of debt could have a variety of negative effects, including:

•        default and foreclosure on our assets if our operating revenues after the Business Combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination with which a substantial majority of our shareholders do not agree.

The FACT Articles do not provide a specified maximum redemption threshold. The Business Combination Agreement includes a Minimum FACT Cash Amount and, while we expect such condition to be met, it may be waived by PAD prior to the Closing. As a result, we may be able to complete the Business Combination even though a substantial majority of the Public Shareholders do not agree with the Business Combination and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, Sponsor HoldCo and other FACT Insiders. In the event that the aggregate cash consideration we would be required to pay for all FACT Class A Shares that are validly submitted for redemption plus the FACT Closing Cash exceed the aggregate amount of cash available to us, unless PAD waives the Minimum FACT Cash Amount, we will not complete the Business Combination or redeem any shares, all FACT Class A Shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.

In order to effectuate an initial business combination, SPACs have, in the recent past, amended various provisions of their charters and other governing instruments. We cannot assure you that we will not seek to amend the FACT Articles or governing instruments in a manner that will make it easier for us to complete the Business Combination that our shareholders may not support.

In order to effectuate a business combination, SPACs have, in the recent past, amended various provisions of their charters and governing instruments. For example, SPACs have amended the definition of “business combination” thereunder, increased redemption thresholds and extended the time to consummate an initial business combination. Amending the FACT Articles requires a special resolution under Cayman Islands law, which requires the affirmative vote of at least two-thirds of the votes cast by the shareholders of the issued and outstanding shares present in person or represented by proxy and entitled to vote on such matter at a general meeting of FACT, and vote at the general meeting. In addition, the FACT Articles requires us to provide the Public Shareholders with the opportunity to redeem their Public Shares for cash if we propose an amendment to the FACT Articles (i) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of the Public Shares if we do not complete an initial business combination within the completion window or (ii) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. To the extent that any of such amendments would be deemed to fundamentally change the nature of the securities offered through this registration statement, we would register, or seek an exemption from registration for, the affected securities. We cannot assure you that we will not seek to amend the FACT Articles or extend the time to consummate an initial business combination in order to effectuate our initial business combination.

We may be unable to obtain additional financing to complete the Business Combination or to fund the operations and growth of PAD, which could compel us to restructure or abandon the Business Combination.

If the funds retained in the Trust Account, net of redemptions, are not sufficient to meet the Minimum FACT Cash Amount, and if PAD waives the Minimum FACT Cash Amount, New PAD could be required to make adjustments to its business plans in light of available capital resources. For example, New PAD could elect not to pursue or to delay some of PAD’s current strategic objectives and pending acquisitions or may be required to raise additional capital earlier than anticipated. We cannot assure you that such financing will be available on acceptable terms, if at all. If we are unable to complete the Business Combination, the Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to Public Shareholders. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after the Business Combination.

We may not be able to complete the Business Combination as such initial business combination may be subject to regulatory review and approval requirement, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

The Business Combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties choose not to file voluntarily. If CFIUS determines that an investment subject to its jurisdiction presents national security risks, CFIUS has the power to require mitigation measures on the investment or can recommend that the President prohibit it or order divestment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

FACT and Sponsor HoldCo are incorporated in the Cayman Islands. Sponsor HoldCo owns 26% of the issued and outstanding FACT Ordinary Shares. Involvement of any non-U.S. persons in the Business Combination (e.g., as existing shareholders of a target company) may increase the risk that the Business Combination becomes subject to regulatory review, including review by CFIUS. If the Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS or to proceed with the transaction without notifying CFIUS and risk CFIUS intervention, before or after closing the Business Combination. If CFIUS were to review the Business Combination, CFIUS may decide to block or delay the Business Combination, impose conditions with respect to the Business Combination, recommend that the President of the United States order us to divest all or a portion of PAD that we acquired without first obtaining CFIUS approval, or impose penalties if CFIUS believes that a mandatory notification requirement applied and was not met. In addition, certain federally licensed businesses may be subject to rules or regulations that limit foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete a business combination, our failure to obtain any required approvals within the completion window may require us to liquidate. If we are unable to consummate a business combination within the completion window, including as a result of extended regulatory review of the business combination, we will, as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment.

FACT and PAD will incur significant transaction and transition costs in connection with the Business Combination.

FACT and PAD have both incurred and expect to continue to incur significant, non-recurring costs in connection with consummating the Business Combination, and New PAD will experience recurring costs related to operating as a public company following the consummation of the Business Combination. New PAD may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the Business Combination, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs.

FACT may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on FACT’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed or from being completed within the expected time frame, which may adversely affect FACT’s and PAD’s respective businesses, financial condition and results of operation.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of FACT Class A Shares and/or New PAD Common Shares may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of FACT Class A Shares prior to the Closing may decline. The market values of these securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which FACT Shareholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement is set forth in the Business Combination Agreement and will not be adjusted to reflect any changes in the market price of FACT Class A Shares, the market value of the shares of New PAD Common Stock issued in the Business Combination may be higher or lower than the values of these shares on earlier dates.

In addition, following the Business Combination, the New PAD Common Stock will not have any redemption rights like the Public Shares had and fluctuations in the price of New PAD Common Stock could contribute to the loss of all or part of your investment. The trading price of New PAD Common Stock following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond FACT’s, PAD’s, or New PAD’s control. Inflationary pressures, increases in interest rates and other adverse economic and market forces may contribute to potential downward pressures in market value of FACT Class A Shares and New PAD Common Stock. Additionally, any of the risk factors discussed in this proxy statement/prospectus could have a material adverse effect on your investment in FACT Class A Shares and New PAD Common Stock, and such securities may trade at prices significantly below the price that you paid for them. In such circumstances, the trading price of FACT Class A Shares or New PAD Common Stock may not recover and may experience a further decline.

Broad market and industry factors may materially harm the market price of New PAD Common Stock irrespective of New PAD’s operating performance. The stock market in general, and Nasdaq specifically, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which you acquired them. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New PAD could depress New PAD’s share price regardless of New PAD’s business, prospects, financial conditions or results of operations. A decline in the market price of New PAD’s securities also could adversely affect New PAD’s ability to issue additional securities and, therefore, New PAD’s acquire additional entities in accordance with PAD’s business plan, as well as New PAD’s ability to obtain additional financing in the future.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.00 per share.

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of FACT under the circumstances. WithumSmith+Brown, PC, our independent registered public accounting firm, and the underwriters of the IPO will not execute agreements with us waiving such claims to the monies held in the Trust Account.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if we are unable to complete the Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.00 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Letter Agreement, Sponsor HoldCo has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for FACT’s independent auditors), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked Sponsor HoldCo to reserve for such indemnification obligations, nor have we independently verified whether Sponsor HoldCo has sufficient funds to satisfy its indemnity obligations and we believe that Sponsor HoldCo’s only assets are securities of FACT. Therefore, we cannot assure you that Sponsor HoldCo would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Our directors may decide not to enforce the indemnification obligations of Sponsor HoldCo, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and Sponsor HoldCo asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against Sponsor HoldCo to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Sponsor HoldCo to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to the Public Shareholders may be reduced below $10.00 per Public Share.

The completion of the Business Combination is subject to certain closing conditions under the Business Combination Agreement, and any such conditions may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions, including those in the Business Combination Agreement. The timing and completion of the Business Combination is not assured and is subject to risks, including the risks that we fail to obtain the FACT Shareholder Approval, meet the Minimum FACT Cash Amount and obtain approval for listing of New PAD Common Stock on Nasdaq, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other closing conditions are not satisfied.

The completion of the Business Combination is conditioned on, among other things, the FACT Closing Cash being equal to at least $75 million, which is the sum of the amount of cash available in the Trust Account and other sources as set forth in the Business Combination Agreement at Closing (after deducting FACT’s transaction expenses and giving effect to any redemptions). Each of FACT and PAD may agree to waive, in whole or in part, the conditions to its obligations to consummate the Business Combination, to the extent permitted by each of the parties’ organizational documents and applicable laws.

If FACT does not complete the Business Combination, FACT could be subject to various risks, including:

•        the parties may be liable for damages to one another for the willful and material breach of the Business Combination Agreement;

•        negative reactions from the financial markets, including declines in the price of the Public Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•        the attention of FACT management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The exercise of FACT management’s discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the FACT Shareholders’ best interest.

In the period leading up to the Closing, events may occur that may require FACT to agree to amend the Business Combination Agreement, to consent to certain actions taken by PAD, or to waive rights that FACT is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of PAD’s business, a request by PAD to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on PAD’s business. In any of such circumstances, it would be at FACT’s discretion, acting through the FACT Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for FACT and FACT Shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, FACT does not believe that there will be any changes or waivers that FACT would be likely to make after the FACT Shareholder Approval has been obtained. While certain changes could be made without further FACT Shareholders’ approval, FACT will circulate a new or amended proxy statement/prospectus and re-solicit the FACT Shareholders if changes to the terms of the Business Combination that would have a material impact on the FACT Shareholders are required prior to the vote on the Business Combination Proposal.

During the pendency of the Business Combination, FACT will not be able to enter into an agreement with another party because of restrictions in the Business Combination Agreement. If the Business Combination is not completed, those restrictions may make it harder for FACT to complete an alternate business combination before its liquidation date.

While the Business Combination Agreement is in effect, neither FACT nor PAD may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other Business Combination, with any third party, even though any such alternative acquisition could be more favorable to their respective shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult for FACT to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

FACT (or New PAD) will not have any right to make damage claims against PAD for the breach of any representation, warranty or covenant made by PAD in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing and then only with respect to breaches occurring after Closing and any claim based in whole or in part upon fraud. As a result, FACT (or New PAD) will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by PAD at the time of the Business Combination, unless such claim is based upon fraud.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate the Business Combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent that any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, after we distribute the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the FACT Board may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of the FACT Board and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to the Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, the FACT Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

If we are forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, we were unable to pay our debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by our shareholders. Furthermore, our directors may be viewed as having breached their fiduciary duties to us or our creditors and/or may have acted in bad faith, thereby exposing themselves and FACT to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons. We and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of the Trust Account while we were unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable to a fine and to imprisonment for five years in the Cayman Islands.

FACT’s officers and directors may negotiate employment and consulting agreements with PAD. These agreements may provide for them to receive compensation following the Business Combination and, as a result, may cause them to have conflicts of interest in determining whether the Business Combination is the most advantageous.

FACT’s officers and directors may be able to remain with New PAD after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements with PAD in connection with the Business Combination. While New PAD and PAD have no commitments as of the date of this proxy statement/prospectus to enter into employment or consulting agreements with FACT’s officers and directors, any such agreements that are entered into or negotiated could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services that they would render to New PAD. Such negotiations also could make such key personnel’s retention or resignation a condition to any such agreement. The personal and financial interests of such individuals may influence their motivation in completing the Business Combination, subject to their fiduciary duties under Cayman Islands law.

Members of our management team and board of directors have significant experience as board members, officers or executives of other companies. As a result, certain of those persons have been, may be, or may become, involved in proceedings, investigations and litigation relating to the business affairs of the companies with which they were, are, or may in the future be, affiliated. This may have an adverse effect on us, which may impede our ability to consummate the Business Combination.

During the course of their careers, members of our management team and board of directors have had significant experience as board members, officers or executives of other companies. As a result of their involvement and positions in these companies, certain persons were, are now, or may in the future become, involved in litigation, investigations or other proceedings relating to the business affairs of such companies or transactions entered into by such companies. Any such litigation, investigations or other proceedings may divert our management team’s and board’s attention and resources away from identifying and selecting a target business or businesses for our initial business combination and may negatively affect our reputation, which may impede our ability to complete an initial business combination.

Members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business.

Members of our management team have been (and intend to be) involved in a wide variety of businesses. Such involvement has, and may lead to, media coverage and public awareness. As a result, members of our management team and affiliated companies may have been, and may in the future be, involved in civil disputes or governmental investigations unrelated to our business. Any such claims or investigations may be detrimental to our reputation and could negatively affect our ability to identify and complete an initial business combination and may have an adverse effect on the price of our securities.

Nasdaq may delist the FACT Class A Shares from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

The FACT Class A Shares are listed on Nasdaq. We cannot assure you that the FACT Class A Shares will continue to be listed on Nasdaq prior to the Closing. In order to continue listing our securities on Nasdaq prior to the Business Combination, we must maintain certain financial, distribution and share price levels. Generally, following our IPO, we must maintain a minimum market value of listed securities (generally $50,000,000) and a minimum number of holders of our securities (generally 400 public holders). Additionally, in connection with the Business Combination, we will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements, in order to continue to maintain the listing of our securities on Nasdaq. For instance, unless we decide to list on a different Nasdaq tier such as the Nasdaq Capital Market which has different initial listing requirements, our share price would generally be required to be at least $4.00 per share and we would be required to have a minimum of 400 round lot holders of our securities. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If Nasdaq delists the FACT Class A Shares from trading on its exchange and we are not able to list the FACT Class A Shares on another national securities exchange, we expect that the FACT Class A Shares could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for the FACT Class A Shares;

•        reduced liquidity for the FACT Class A Shares;

•        a determination that the FACT Class A Shares are a “penny stock,” which will require brokers trading in the FACT Class A Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the FACT Class A Shares;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because the FACT Class A Shares are listed on Nasdaq, the FACT Class A Shares qualify as covered securities under the statute. Although the states are preempted from regulating the sale of the FACT Class A Shares, the federal statute does allow the states to investigate companies if there is a suspicion of fraud and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not qualify as covered securities under the statute and we would be subject to regulation in each state in which we offer our securities.

Risks Related to the Business Combination and New PAD

There may not be an active trading market for shares of New PAD Common Stock, which may cause New PAD Common Stock to trade at a discount from their initial trading price and make it difficult to sell any New PAD Common Stock.

Following the Business Combination, the price of New PAD Common Stock may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for New PAD Common Stock following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of New PAD Common Stock after the Business Combination may vary due to general economic conditions and forecasts, New PAD’s general business condition and the release of New PAD’s financial reports going forward. Additionally, if the New PAD Common Stock is not listed on, or become delisted for any reason from, a national securities exchange, the liquidity and price of New PAD Common Stock may be more limited than if New PAD Common Stock were quoted or listed on a national securities exchange. You may be unable to sell your shares of New PAD Common Stock unless a market can be established or sustained.

Nasdaq may not list the New PAD Common Stock, which could limit investors’ ability to effect transactions in New PAD Common Stock and subject it to additional trading restrictions.

We will apply for listing the New PAD Common Stock on Nasdaq in connection with the consummation of the Business Combination. We will be required to meet certain initial listing requirements to be listed, including having a minimum number of round lot shareholders. We may not be able to meet the initial listing requirements in connection with the Business Combination. It is a condition to PAD’s obligations to consummate the Business Combination that FACT’s initial listing application with Nasdaq in connection with the Business Combination shall have been conditionally approved and, immediately following the Effective Time, that New PAD will satisfy any applicable initial listing requirements of Nasdaq, and in order to consummate the Business Combination PAD would need to waive this condition if Nasdaq has not approved the listing of the New PAD Common Stock. Further, even if the New PAD

Common Stock is so listed, we may be unable to maintain such listing in the future. If we fail to meet the initial listing requirements and Nasdaq does not approve FACT’s application to list the New PAD Common Stock (and PAD waives the related closing condition), we could face significant material adverse consequences, including:

•        a limited availability of market quotations for the New PAD Common Stock;

•        a reduced level of trading activity in the secondary trading market for the New PAD Common Stock, resulting in reduced liquidity with respect thereto;

•        a limited amount of news and analyst coverage for New PAD;

•        determination that the shares of New PAD Common Stock are a “penny stock,” which will require brokers trading in shares of New PAD Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for the New PAD Common Stock;

•        a decreased ability to issue additional securities or obtain additional financing in the future; and

•        New PAD’s securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, in which case its securities would be subject to regulation in each state where New PAD offers and sells securities.

The cash payment to the holders of the outstanding shares of PAD Preferred Stock pursuant to the Business Combination Agreement is significant, and such payment could have a material adverse effect on New PAD’s financial health.

All shares of PAD Preferred Stock will be converted into shares of New PAD Common Stock at the Closing as set forth in the Business Combination Agreement. In addition, on the Closing Date, PAD will repay to the holders of shares of PAD Preferred Stock the original purchase price per share of the PAD Preferred Stock along with the payment, in cash, of any accrued and unpaid dividends.

Our exposure to these redemption obligations at the Closing could limit New PAD’s ability to operate its business and impair its competitive position by, for example, limiting its flexibility in planning for, or reacting to, changes in its business and industry.

The announcement of the Business Combination could disrupt PAD’s relationships with its customers, suppliers and others, as well as its operating results and business generally.

Whether or not the Business Combination and related transactions are ultimately consummated, as a result of uncertainty related to the Business Combination, risks relating to the impact of the announcement of the Business Combination on PAD’s business include the following:

•        its employees may experience uncertainty about their future roles, which might adversely affect New PAD’s ability to retain and hire key personnel and other employees; and

•        customers, suppliers and other parties with which PAD maintains business relationships may experience uncertainty about its future and seek alternative relationships with third parties, seek to alter their business relationships with New PAD or fail to extend an existing relationship with New PAD.

If any of the aforementioned risks were to materialize, they could lead to significant costs that may impact New PAD’s results of operations and cash available to fund its business.

Third parties may terminate or alter existing contracts or relationships with PAD.

PAD has contracts with customers, affiliates, landlords and other entities that may require PAD to obtain consent from these other parties in connection with the Business Combination. If PAD cannot obtain these consents, the counterparties to these contracts and other third parties with which PAD currently has business relationships may have the ability to terminate, reduce the scope of, or otherwise materially adversely alter their relationships with PAD in anticipation of the Business Combination or with New PAD following the Business Combination, which may result in PAD or New PAD suffering a loss of potential future revenue or incurring liabilities in connection with a breach of such agreements and losing rights that are material to its business. Any such disruptions could limit New PAD’s ability to achieve the anticipated benefits of the Business Combination. The adverse effect of such disruptions could also be exacerbated by a delay in the consummation of the Business Combination or the termination of the Business Combination Agreement.

Future sales, or the perception of future sales, by New PAD or its stockholders in the public market could cause the market price for New PAD’s securities to decline.

The sale of shares of New PAD’s securities in the public market, including by entities to which FACT or PAD has issued shares in connection with transactions, or the perception that such sales could occur, could harm the prevailing market price of New PAD’s securities. These sales, or the possibility that these sales may occur, also might make it more difficult for New PAD to sell equity securities in the future at a time and at a price that it deems appropriate.

In the future, New PAD may establish additional equity incentive plans or issue securities in connection with investments or acquisitions. The number of shares of New PAD Common Stock issued in connection with an investment or acquisition could constitute a material portion of the then-outstanding shares of New PAD Common Stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to PAD’s stockholders.

New PAD may issue additional shares or other equity securities without your approval, which would dilute your ownership interest and may depress the market price of the New PAD Common Stock.

Pursuant to the New PAD Incentive Plan, following the consummation of the Business Combination, New PAD may initially issue an aggregate of up to 6,000,000 shares of New PAD Common Stock, which amount will automatically increase annually and may further be subject to increase from time to time. For additional information about the New PAD Incentive Plan, please read the discussion under the heading “Proposal No. 6 — The Incentive Plan Proposal.” New PAD may also issue additional shares of New PAD Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:

•        existing stockholders’ proportionate ownership interest in New PAD will decrease;

•        the amount of cash available per share, including for payment of dividends in the future, may decrease;

•        the relative voting strength of each share of previously outstanding New PAD Common Stock may be diminished; and

•        the market price of New PAD Common Stock may decline.

Future issuances of debt securities, which would rank senior to the New PAD Common Stock upon any bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to the New PAD Common Stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in the New PAD Common Stock.

New PAD may attempt to increase its capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of New PAD’s debt securities, and lenders with respect to other borrowings that New PAD may make, would receive distributions of New PAD’s available assets prior to any distributions being made to holders of the New PAD Common Stock. Moreover, if New PAD issues preferred stock, the holders of such preferred stock could be entitled to preferences over holders of New PAD Common Stock in respect of the payment of dividends and the payment of liquidating distributions. Because New PAD’s decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond its control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of the New PAD Common Stock must bear the risk that any future offerings that New PAD conducts or borrowings it makes may adversely affect the level of return, if any, they may be able to achieve from an investment in the New PAD Common Stock.

New PAD does not intend to pay dividends on the New PAD Common Stock for the foreseeable future.

We currently intend for New PAD to retain all available funds and any future earnings to fund the development and growth of its business. As a result, we do not anticipate that New PAD will declare or pay any cash dividends on shares of New PAD Common Stock in the foreseeable future following completion of the Business Combination. Any decision to declare and pay dividends in the future will be made at the discretion of the New PAD Board and will depend on, among other things, New PAD’s business prospects, results of operations, financial condition, cash requirements and availability, certain restrictions related to its indebtedness, industry trends and other factors that the New PAD Board may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing New PAD’s current and future indebtedness. In addition, New PAD may incur additional indebtedness, the terms of which may further restrict or prevent New PAD from paying dividends on the New PAD Common Stock. As a result, you may have to sell some or all of your shares of New PAD Common Stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. New PAD’s inability or decision not to pay dividends, particularly when others in its industry have elected to do so, could also adversely affect the market price of the New PAD Common Stock.

Fluctuations in operating results, quarter to quarter earnings and other factors, including incidents involving customers and negative media coverage, may result in significant decreases in the price of New PAD’s securities.

The stock markets experience volatility that is often unrelated to operating performance of the companies whose securities are listed thereon. These broad market fluctuations may adversely affect the trading price of New PAD Common Stock and, as a result, there may be significant volatility in the market price of New PAD Common Stock. Separately, if New PAD is unable to achieve profitability in line with investor expectations, the market price of New PAD Common Stock will likely decline when it becomes apparent that such market expectations may not be realized. In addition to operating results, many economic factors outside of New PAD’s control could have an adverse effect on the price of New PAD Common Stock and increase fluctuations in its results. These factors include certain of the risks discussed herein, operating results of other companies in the same industry, changes in financial estimates or recommendations of securities analysts, speculation in the press or investment community, negative media coverage or risk of proceedings or government investigation, changes in government regulation, foreign currency fluctuations, uncertainty regarding tax policies, the possible effects of war, terrorist and other hostilities, and other factors affecting general conditions in the economy.

New PAD’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New PAD’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, or the future consolidated results of operations or financial position of New PAD. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

New PAD’s ability to raise capital timely in the future may be limited, or maybe unavailable on acceptable terms, if at all. New PAD’s failure to raise capital when needed could harm its business, operating results and financial condition. Debt issued to raise additional capital may reduce the value of New PAD Common Stock.

New PAD intends to make investments to support New PAD’s business and may require additional funds. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, New PAD may be unable to invest in future growth opportunities, which could harm New PAD’s business, operating results and financial condition. If New PAD incurs debt, the debt holders could have rights senior to holders of New PAD Common Stock to make claims on New PAD’s assets. The terms of any debt could restrict New PAD’s operations, including its ability to pay dividends on New PAD Common Stock.

As a result, New PAD shareholders bear the risk of future issuances of debt securities reducing the value of New PAD Common Stock.

New PAD may be exposed to risks of legal proceedings.

As a publicly traded company, New PAD will be subject to various regulatory requirements, which may result in investigations, claims, lawsuits, and other legal proceedings. While PAD has not faced material litigation to date, there is an increasing trend in legal actions related to environmental issues, climate change, ESG (environmental, social and governance) disclosures, and securities class actions. The outcome of any such proceedings is inherently uncertain due to factors such as new evidence, emerging legal theories, judicial decisions, and potential appeals, all of which can make predicting the results of litigation difficult.

Claims for indemnification by New PAD’s directors and officers may reduce its available funds to satisfy successful third-party claims against New PAD and may reduce the amount of money available to New PAD.

As permitted by Section 145 of the DGCL, the New PAD Charter and the New PAD Bylaws provide that:

•        New PAD will indemnify its directors and officers for serving New PAD in those capacities or for serving other business enterprises at its request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of New PAD and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;

•        New PAD may, in its discretion, indemnify other persons to the extent and in the manner authorized or permitted by law;

•        New PAD will be required to advance expenses, as incurred, to its directors and officers in connection with defending or being a witness a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•        New PAD will not be obligated to indemnify a person with respect to proceedings initiated by that person against New PAD or its other indemnitees, except with respect to proceedings authorized by the New PAD Board or brought to enforce a right to indemnification;

•        the rights conferred thereby are not exclusive to any rights an indemnitee may have under applicable law, an agreement, a vote of stockholders or disinterested directors, under any policy or policies of insurance purchased and maintained by New PAD on behalf of any indemnitee, or otherwise; and

•        New PAD may not retroactively amend the New PAD Charter or the New PAD Bylaws to reduce its indemnification obligations thereunder.

Risks Related to New PAD Being a Public Company

The market price of New PAD Common Stock may fluctuate significantly following the Business Combination and may decline regardless of New PAD’s operating performance. You could lose all or part of your investment as a result.

The market price of New PAD Common Stock following the Business Combination is likely to be highly volatile and subject to wide fluctuations in response to various factors, many of which New PAD cannot control. The stock market in general has experienced volatility that has often been unrelated or disproportionate to the operating performance or prospects of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “— Risks Related to PAD and its Business” and the following:

•        potential benefits of the Business Combination;

•        statements regarding estimates and forecasts of New PAD’s operating and financial performance and prospects and projections of market opportunity;

•        the size and growth potential of the markets for PAD’s products and services;

•        coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•        fluctuations in the valuation of companies perceived by investors to be comparable to PAD;

•        market conditions in the aerospace and defense industry;

•        strategic actions by New PAD, including with respect to its growth and merger and acquisition strategies, or its competitors;

•        changes in laws or regulations, including laws or regulations relating to environmental, health and safety matters or initiatives relating to climate change, or changes in the implementation of regulations by regulatory bodies, that adversely affect New PAD’s industry or New PAD;

•        privacy and data protection laws, privacy or data breaches, or the loss of data;

•        changes in accounting standards, policies, guidance, interpretations or principles;

•        changes in senior management or key personnel;

•        issuances, exchanges or sales, or expected issuances, exchanges or sales of New PAD’s capital stock;

•        announcement or expectation of additional financing efforts;

•        changes in New PAD’s dividend policy;

•        adverse resolution of new or pending litigation against New PAD;

•        the uncertainty resulting from the invasion of Ukraine by Russia, the Israel-Hamas conflict, strategic competition and tensions between Taiwan, China and the United States and resulting sanctions, and other events (such as terrorist attacks, geopolitical unrest, natural disasters or a significant outbreak of other infectious diseases); and

•        changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of New PAD Common Stock, regardless of its actual operating performance. These fluctuations may be even more pronounced in the trading markets for New PAD Common Stock shortly following the closing of the Business Combination. Following periods of such volatility in the market price of a company’s securities, securities class action litigation has often been brought against such company. Because of the potential volatility of New PAD Common Stock, New PAD may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from New PAD’s business. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and material adverse impact on the market price of our common stock following the Business Combination.

The requirements and increased costs of being a public company may strain New PAD’s resources, divert New PAD’s management’s attention and adversely affect New PAD’s ability to attract and retain qualified board members.

As a public company, New PAD will incur significant legal, accounting, and other expenses that PAD did not incur as a private company. New PAD will be subject to the reporting requirements of the Exchange Act, Nasdaq listing requirements, and other applicable securities rules and regulations, including regarding the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Such expenses may increase even more once New PAD no longer qualifies as an emerging growth company. We expect that New PAD will need to hire additional accounting, finance, and other personnel in connection with its becoming subject to, and its efforts to comply with, these requirements, and New PAD’s management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements. These requirements will increase New PAD’s legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that the rules and regulations applicable to New PAD as a public company may make it more difficult and more expensive for it to obtain director and officer liability insurance, which could make it more difficult for it to attract and retain qualified members of the New PAD Board. PAD is currently evaluating these rules and regulations and cannot predict or estimate the amount of additional costs that New PAD may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

New PAD’s issuance of additional shares of New PAD Common Stock or convertible securities could make it difficult for another company to acquire it, may dilute your ownership of New PAD and could adversely affect its stock price.

In connection with the Business Combination, New PAD intends to file a registration statement with the SEC on Form S-8 providing for the registration of the offer and sale of shares of New PAD Common Stock reserved for issuance and issuable pursuant to PAD Options and reserved for future issuance under the New PAD Incentive Plan. The New PAD Incentive Plan will provide for automatic increases in the shares of New PAD Common Stock reserved for grant or issuance thereunder, which could result in additional dilution to New PAD’s stockholders. Subject to the satisfaction of vesting conditions and the expiration of any applicable lockup restrictions, shares registered under the registration statement on Form S-8 will generally be available for resale immediately in the public market without restriction. From time to time in the future, New PAD may also issue additional shares of New PAD Common Stock or securities convertible into shares of New PAD Common Stock pursuant to a variety of transactions, including acquisitions. New PAD may also execute or have executed agreements that allow certain third parties the right to purchase additional shares of New PAD Common Stock or securities convertible into New PAD Common Stock. The issuance by New PAD of additional shares of New PAD Common Stock or securities convertible into shares of New PAD Common Stock would dilute your ownership of New PAD and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of the New PAD Common Stock.

We expect that New PAD will obtain financing or to further increase its capital resources by issuing additional shares of its capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. New PAD may sell shares of New PAD Common Stock or other securities in any other offering at a price per share that is less than the price per share paid by the investors in the Business Combination, and investors purchasing shares of New PAD Common Stock or other securities in the future could have rights superior to existing shareholders. The price per share at which the additional shares of New PAD Common Stock or securities convertible or exchangeable into shares of New PAD Common Stock will be sold in future transactions may be higher or lower than the price per share paid by investors pursuant to the Business Combination. Further, issuing additional shares of New PAD’s capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of New PAD’s then-existing stockholders, reduce the market price of the New PAD Common Stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or dividend payments that could limit New PAD’s ability to pay dividends to the holders of New PAD Common Stock. New PAD’s decision to issue securities in any future offering will depend on market conditions and other factors beyond its control, which may adversely affect the amount, timing or nature of its future offerings. As a result, holders of shares of New PAD Common Stock will bear the risk that its future offerings may reduce the market price of the New PAD Common Stock and dilute their percentage ownership. See the section entitled “Description of New PAD’s Securities.”

New PAD’s management team has limited experience managing a public company.

Members of the New PAD management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. The New PAD management team may not successfully or efficiently manage New PAD’s transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors.

These new obligations and constituents will require significant attention from New PAD’s senior management and could divert their attention away from the day-to-day management of its business, which could harm its business, financial condition, and results of operations.

New PAD’s business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause New PAD to incur significant expense, hinder execution of business and growth strategy and negatively impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the market price of New PAD Common Stock or other reasons may in the future cause it to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the New PAD Board’s attention and resources from New PAD’s business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to New PAD’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, New PAD may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

Risks Related to the Domestication

The Domestication may result in adverse tax consequences for holders of FACT Class A Shares.

As discussed in “Material U.S. Federal Income Tax Considerations” below, the Domestication is intended to qualify as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a corporation holding only investment-type assets, such as FACT, this result is not entirely clear. If the Domestication fails to qualify a tax-deferred reorganization within the meaning of Section 368(a)(1)(F) of the Code, a U.S. holder of FACT Class A Shares generally would recognize gain or loss with respect to his, her or its FACT Class A Shares in an amount equal to the difference, if any, between the fair market value of the corresponding New PAD Common Stock received in the Domestication and the U.S. holder’s adjusted tax basis in its FACT Class A Shares surrendered in exchange therefor.

Even if the Domestication qualifies as a tax-deferred reorganization within the meaning of Section 368(a)(1)(F), U.S. holders can be subject to the PFIC rules and the rules under Section 367(b) of the Code. Additionally, regardless of the tax-treatment of the Domestication, non-U.S. holders may become subject to withholding tax on any amounts treated as dividends paid on New PAD Common Stock after the Domestication.

For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section entitled “Material U.S. Federal Income Tax Considerations.” If you are a holder exchanging FACT Class A Shares in the Domestication, you are urged to consult your tax advisor to determine the tax consequences thereof.

Upon consummation of the Business Combination, the rights and obligations of a New PAD stockholder will be governed by Delaware law and may differ from the rights and obligations of the FACT Shareholders under Cayman Islands law.

New PAD will be a Delaware corporation. Accordingly, its corporate structure as well as the rights and obligations of the holders of New PAD Common Stock may be less favorable to the rights of holders of FACT Class A Shares arising under Cayman Islands law and the FACT Articles. For a more detailed description of the rights of holders of New PAD Common Stock and how they may differ from the rights of holders of FACT Class A Shares, please see the section entitled “Comparison of Corporate Governance and Shareholder Rights.” The forms of the New PAD Charter and New PAD Bylaws are attached as Annex H and Annex I, respectively, to this proxy statement/prospectus, and we urge you to read them.

Anti-takeover provisions in the New PAD Charter and New PAD Bylaws that will be in effect following the Business Combination and Delaware law might discourage, delay or prevent a change in control of PAD or changes in PAD’s management and, therefore, depress the market price of New PAD Common Stock.

The New PAD Charter and New PAD Bylaws that will be in effect following the Business Combination contain provisions that could depress the market price of New PAD Common Stock by acting to discourage, delay or prevent a change in control of New PAD or changes in New PAD’s management that the stockholders of New PAD may deem advantageous. These provisions, among other things, include:

•        no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        the exclusive right of the New PAD Board to elect a director to fill a vacancy created by the expansion of the New PAD Board, the resignation, death, or removal of a director, or any other reason, which prevents stockholders from being able to fill vacancies on the New PAD Board;

•        a prohibition on stockholder actions through written consent, which requires that all stockholder actions be taken at a meeting of New PAD stockholders;

•        a requirement that special meetings of stockholders be called only by the New PAD Board acting by a majority of the directors then in office, the Chairman of the Board, or the Chief Executive Officer, such that stockholders have no right to call a special meeting;

•        advance notice requirements for stockholder proposals and nominations for election to New PAD’s board of directors;

•        controlling the procedures for the conduct and scheduling of stockholder meetings;

•        a requirement that no member of the New PAD Board of directors may be removed from office by New PAD’s stockholders except for cause; and

•        the authority of the PAD Board to issue preferred stock on terms determined by the New PAD Board without stockholder approval and which preferred stock may include rights superior to the rights of the holders of New PAD Common Stock.

In addition, Section 203 of the DGCL prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns, or within the last three years has owned, 15% of New PAD’s voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of the New PAD Charter, New PAD Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for New PAD’s stockholders to receive a premium for their shares of New PAD capital stock and could also affect the price that some investors are willing to pay for New PAD Common Stock.

The New PAD Charter that will be in effect following the Business Combination will designate certain courts as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by New PAD’s stockholders, which could limit New PAD’s stockholders’ ability to obtain a favorable judicial forum for disputes with New PAD or New PAD’s directors, officers, or employees.

The New PAD Charter that will be in effect following the Business Combination provides that, unless New PAD consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on New PAD’s behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee to New PAD or its stockholders, (iii) any civil action to interpret, apply or enforce any provisions of the DGCL or to interpret, apply, enforce or determine the validity of the provisions of the New PAD Charter or the New PAD Bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. The New PAD Charter further provides that, unless New PAD consents in writing to the selection of an alternative forum, the federal district courts of the U.S. shall be the sole and exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act (the “Federal Forum Provision”). In addition, the New PAD Charter provides that any person or entity purchasing or otherwise acquiring any interest in shares of New PAD Common Stock is deemed to have notice of and consented to the foregoing provisions; provided, however, that stockholders cannot and will not be deemed to have waived New PAD’s compliance with the federal securities laws and the rules and regulations thereunder.

The Delaware Forum Provision and the Federal Forum Provision may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit New PAD’s stockholders’ ability to bring a claim in a forum that they find favorable for disputes with New PAD or New PAD’s directors, officers or employees, which may discourage such lawsuits against New PAD and its directors, officers and employees even though an action, if successful, might benefit New PAD’s stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court were “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce the Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, New PAD may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the U.S. may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to New PAD than New PAD’s stockholders.

Risks Related to the Post-Business Combination Company

Subsequent to the Closing, New PAD may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and the price of its securities, which could cause you to lose some or all of your investment.

Although FACT has conducted due diligence on PAD, we cannot assure you that this diligence revealed all material issues that may be present in PAD, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of FACT’s or New PAD’s control will not later arise. As a result, New PAD may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with FACT’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on liquidity, the fact that New PAD reports charges of this nature could contribute to negative market perceptions about New PAD or its securities. In addition, charges of this nature may cause New PAD to violate net worth or other covenants to which it may be subject. Accordingly, any FACT Shareholder who chooses to remain a stockholder of New PAD following the Business Combination could suffer a reduction in the value of their shares.

Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by FACT’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

The Business Combination and our structure thereafter may not be tax-efficient to our shareholders. As a result of our business combination, our tax obligations may be more complex, burdensome and/or uncertain.

Although we are attempting to structure the Business Combination in a tax-efficient manner, tax structuring considerations are complex, the relevant facts and law are uncertain and may change, and we may prioritize commercial and other considerations over tax considerations. For example, in connection with the Business Combination, we intend to effect the Domestication of FACT to Delaware. We do not intend to make any cash distributions to shareholders to pay taxes in connection with the Business Combination or thereafter. Accordingly, a shareholder may need to satisfy any liability resulting from the Business Combination with cash from its own funds or by selling all or a portion of the shares received. In addition, shareholders may also be subject to additional income, withholding or other taxes with respect to their ownership of us after the Business Combination.

Following the consummation of the Business Combination, New PAD’s only significant asset will be its ownership interest in PAD and such ownership may not be sufficient to pay dividends or make distributions or loans to enable New PAD to pay any dividends on New PAD Common Stock or satisfy our other financial obligations.

Following the consummation of the Business Combination, New PAD will have no direct operations and no significant assets other than its ownership of PAD. New PAD will depend on PAD for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company and to pay any dividends with respect to shares of New PAD Common Stock. The financial condition and operating requirements of PAD may limit New PAD’s ability to obtain cash from PAD. The earnings from, or other available assets of, PAD may not be sufficient to pay dividends or make distributions or loans to enable New PAD to pay any dividends on the New PAD Common Stock or satisfy its other financial obligations. This lack of diversification may subject New PAD to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which New PAD will operate subsequent to the Business Combination.

There are risks to Public Shareholders of becoming stockholders of New PAD through the Business Combination rather than acquiring securities of New PAD directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of securities in connection therewith, investors will not receive the benefit of an outside independent review of New PAD’s, PAD’s and FACT’s respective finances and operations typically performed in an initial public securities offering. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (“FINRA”) and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for material misstatements or omissions in a registration statement filed with the SEC in connection with the public offering. As no such review has been or will be conducted in connection with the Business Combination, FACT Shareholders must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an underwriter in a public securities offering.

In addition, the Sponsor, Sponsor HoldCo, and FACT’s officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of unaffiliated FACT Shareholders. Such interests may have influenced FACT’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination.”

The process of taking a company public by means of a business combination with a SPAC is different from taking a company public through an underwritten public offering and may create risks for unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the target company’s business, financial condition and results of operations. Going public via a business combination with a special purpose acquisition company (“SPAC”) does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary in an underwritten offering.

In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the target company is established by means of negotiations between the target company, the SPAC and, in some cases, other investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the business combination. In addition, underwritten public offerings are frequently oversubscribed, resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with a SPAC transaction and no underwriters with the responsibility of stabilizing the share price, which may result in the share price being harder to sustain after the transaction.

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve one or more Condition Precedent Proposals, the FACT Board will not have the ability to adjourn the EGM to a later date in circumstances where such adjournment is necessary or desirable.

If, at the EGM, the FACT Board determines that it would be necessary or desirable to adjourn the EGM to give FACT more time to consummate the Business Combination for whatever reason (such as if a Condition Precedent Proposal is not approved, or if additional time is needed to fulfill other closing conditions), the FACT Board will seek approval to adjourn the EGM to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present, the FACT Board will not have the ability to adjourn the EGM to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied, for example. In such event, the Business Combination would not be completed.

General Risk Factors

We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by the current U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates.

U.S. and global markets have recently been experiencing volatility and disruption caused by economic uncertainty, including as a result international trade disputes and ongoing military disputes and related geopolitical uncertainty. International trade disputes, including threatened or implemented tariffs by the Trump administration and threatened or implemented tariffs by foreign countries in retaliation, could adversely impact PAD’s business. Trade disputes could also adversely impact supply chains that could now or in the future increase costs for PAD or delay delivery of key inventories and supplies. Trade disputes can also be highly disruptive to global financial markets. The length and impact of the ongoing trade disputes and military conflicts are highly unpredictable. PAD and FACT are continuing to monitor the trade disputes, inflation, interest rates and the military conflicts and the impacts to global capital markets, to PAD’s business, and to the parties’ ability to complete the Business Combination.

The 1% excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities following the Business Combination, hinder our ability to consummate the Business Combination, and decrease the amount of funds available for distribution.

The Inflation Reduction Act of 2022, among other things, imposes a 1% excise tax on certain repurchases (including certain redemptions) of stock by publicly traded U.S. corporations and certain U.S. subsidiaries of publicly traded non-U.S. corporations (each, a “covered corporation”). The excise tax is imposed on the repurchasing corporation itself, not its stockholders from whom the shares are repurchased (although it may reduce the amount of cash distributable in a current or subsequent redemption). The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased by the repurchasing corporation during the same taxable year. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year (the “netting rule”). The U.S. Department of Treasury has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax.

The U.S. Department of the Treasury’s Notice 2023-2 provides clarification on some aspects of the application of the excise tax. The notice generally provides that if a publicly traded U.S. corporation completely liquidates and dissolves, distributions in such complete liquidation and other distributions by such corporation in the same taxable year in which the final distribution in complete liquidation and dissolution is made are not subject to the excise tax.

As provided in the Business Combination Agreement, the redemption of FACT Class A Shares in connection with the Business Combination will take place at a time when we are a Cayman Islands exempted company. Furthermore, on April 12, 2024, the U.S. Department of Treasury published proposed regulations clarifying many aspects of the excise tax, including that where a non-U.S. corporation transfers its assets or is treated as transferring its assets to a U.S. corporation in an F reorganization (as defined below in “Material U.S. Federal Income Tax Considerations — Tax Treatment of the Domestication — F Reorganization”), the corporation is not treated as a U.S. corporation until the day after the reorganization. Therefore, subject to the timing of the redemption of FACT Class A Shares, we believe that the excise tax will not apply given that we will not be a “covered corporation” within the meaning of the Inflation Reduction Act at the time of the redemption of FACT Class A Shares. Although these proposed regulations are not final, taxpayers generally may rely on them until final regulations are issued.

However, the U.S. Department of Treasury has been given authority to provide proposed and final regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. If our interpretation related to the existing provision of the excise tax is not correct or if future guidance were to treat us as a covered corporation for purposes of the excise tax, then it is possible that the excise tax will apply to any redemptions of the FACT Class A Shares after December 31, 2022, including redemptions in connection with the Business Combination or any other initial business combination, unless an exemption is available. Consequently, the value of your investment in our securities may decrease as a result of the excise tax. In the event that the excise tax applies, issuances of stock in connection with the Business Combination and any other equity issuances (whether in connection with the Business Combination or otherwise) issued in the same taxable year of a redemption may reduce the amount of the excise tax in connection with redemptions at such time under the netting rule.

FACT is, and we expect that New PAD will be, an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

FACT is, and we expect that New PAD will be, an “emerging growth company” as defined in Rule 405 under the Securities Act and Rule 12b-2 under the Exchange Act. Accordingly, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor internal control over financial reporting attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of the FACT Class A Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 13(a) of the Exchange Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. A smaller reporting company can elect to opt out of the extended transition period and comply with the requirements that apply to nonemerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Additionally, FACT is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements.

Following the Closing, New PAD will be required to re-determine its status as a smaller reporting company prior to the time it makes its first filing with the SEC (other than the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act)). New PAD will be able to continue to take advantage of the smaller reporting company scaled disclosures if its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured as of a date within four business days after the consummation of the Business Combination, or PAD’s annual revenue is less than $100.0 million as of the most recently completed fiscal year reported in the Current Report on Form 8-K filed with Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act). If New PAD is no longer a smaller reporting company after this initial determination, it would need to reflect its re-determined status in any filing that is due after the 45-day period following the Closing. We expect that New PAD will remain a smaller reporting company after the Closing. To the extent that New PAD takes advantage of the reduced disclosure obligations available for smaller reporting companies, it may also make comparison of our financial statements with other public companies difficult or impossible.

As we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the U.S. courts against our directors or officers.

Our corporate affairs are governed by the FACT Articles, the Cayman Companies Act (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. We are also subject to the federal securities laws of the United States. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by Conyers Dill & Pearman LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be (i) final and conclusive, (ii) given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of the Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction) and (iii) for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, Public Shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. company.

The FACT Articles provide that the courts of the Cayman Islands will be the exclusive forum for certain disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for complaints against us or our directors, officers or employees.

The FACT Articles provide that unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the FACT Articles or otherwise related in any way to each shareholder’s shareholding in us, including but not limited to: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of our current or former director, officer or other employee to us or our shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Cayman Companies Act or the FACT Articles; or (iv) any action asserting a claim against us governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the FACT Articles will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

The FACT Articles also provide that, without prejudice to any other rights or remedies that we may have, each of our shareholders acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly we shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum.

This choice of forum provision may increase a shareholder’s cost and limit the shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any of our shares or other securities, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. It is possible that a court could find this type of provisions to be inapplicable or unenforceable, and if a court were to find this provision in the FACT Articles to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have adverse effect on our business and financial performance.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to FACT and received at its registered office will be forwarded unopened to the forwarding address supplied by FACT to be dealt with. None of FACT, its directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address, which may impair your ability to communicate with us.

THE EXTRAORDINARY GENERAL MEETING

FACT is furnishing this proxy statement/prospectus to FACT Shareholders as part of the solicitation of proxies by the FACT Board for use at the EGM to be held at [•], Eastern Time on [•], 2026, and at any adjournment thereof. This proxy statement/prospectus provides FACT Shareholders with information they need to know to be able to vote or instruct their vote to be cast at the EGM.

Date, Time and Place

The EGM will be held at [•], Eastern Time on [•], 2026. The EGM will be a virtual meeting conducted via live webcast at [•]. For the purposes of Cayman Islands law and the FACT Articles, the physical location of the EGM will be the offices of Paul Hastings LLP, FACT’s legal counsel, at 2050 M Street NW, Washington, D.C. 20036.

Purpose of the EGM

At the EGM, FACT is asking holders of FACT Ordinary Shares to consider and vote upon the following proposals:

•        the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A;

•        the Domestication Proposal;

•        the Stock Issuance Proposal;

•        the Charter Proposal;

•        the Advisory Charter Proposals;

•        the Incentive Plan Proposal;

•        Director Election Proposal; and

•        the Adjournment Proposal (if presented).

The Closing is conditioned upon the approval of each of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal is a condition to consummating the Business Combination. We refer to such proposals, collectively, as the “Condition Precedent Proposals.” Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other Condition Precedent Proposal. The Advisory Charter Proposals, Director Election Proposal and Incentive Plan Proposal are each conditioned on the approval of the Condition Precedent Proposals and approval of each is a condition to consummating the Business Combination. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Advisory Charter Proposals, Incentive Plan Proposal and Director Election Proposal will have no effect, even if approved by holders of FACT Ordinary Shares. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Recommendation of the FACT Board

The FACT Board, with the advice and assistance of representatives of EntrepreneurShares LLC, evaluated the terms of the Business Combination Agreement and the transactions contemplated thereby.

After careful consideration, the FACT Board unanimously determined that the terms and conditions of the Business Combination Agreement, each ancillary agreement, and the Business Combination were fair, advisable, and in the best interests of FACT and its shareholders and approved the Business Combination Agreement, each ancillary agreement, the Business Combination and the other agreements and transactions contemplated thereby.

The FACT Board believes that each of Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Charter Proposal, each of the Advisory Charter Proposals, the Incentive Plan Proposal and the Adjournment Proposal (if put to a vote) is fair, advisable, and in the best interests of FACT and its shareholders and unanimously recommends that FACT Shareholders vote “FOR” each proposal being submitted to a vote of the FACT Shareholders at the EGM.

For a more complete description of the FACT Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the FACT Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The FACT Board’s Reasons for the Approval of the Business Combination.”

When you consider the recommendation of the FACT Board in favor of approval of these proposals, you should keep in mind that, aside from their interests as shareholders, the Sponsor, Sponsor HoldCo and FACT’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of unaffiliated FACT Shareholders. Please see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo and FACT’s Directors and Officers in the Business Combination.”

Registering for the EGM

Any shareholder wishing to attend the meeting should register for the EGM by            , Eastern Time on            , 2026. To register for the EGM, please follow these instructions as applicable to the nature of your ownership of FACT Ordinary Shares:

•        If your shares are registered in your name with Odyssey and you wish to attend the EGM virtually, go to [•], enter the 12-digit control number included on your proxy card or notice of the EGM and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the EGM you will need to log back into the extraordinary general meeting site using your control number. Pre-registration is recommended, but is not required in order to attend virtually.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the EGM must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to [•]. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online EGM. After contacting Odyssey, a beneficial holder will receive an e-mail prior to the EGM with a link and instructions for entering the EGM online. Beneficial shareholders should contact Odyssey at least five business days prior to the EGM date in order to ensure access.

Record Date; Who is Entitled to Vote

FACT has fixed [•], 2026 as the Record Date for the EGM. FACT Shareholders at the close of business on the Record Date are entitled to vote or direct votes to be cast on matters that come before the EGM. Each share is entitled to one vote, except in respect of the Domestication Proposal, in which case a holder of FACT Class B Shares will be entitled to 10 votes for every FACT Class B Share held and a holder of FACT Class A Shares will be entitled to one vote for every FACT Class A Share held. The shareholder may only vote his, her, or its shares if he, she, or it is present in person or is represented by proxy at the EGM. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that the shares you beneficially own are properly voted. FACT Warrants do not have voting rights. As of the close of business on the Record Date for the EGM, there were 24,321,458 FACT Ordinary Shares issued and outstanding, of which 17,825,000 were issued and outstanding Public Shares.

As of the Record Date, the Sponsor, Sponsor HoldCo and other FACT Insiders held of record and were entitled to vote an aggregate of [•] FACT Ordinary Shares. The FACT Ordinary Shares held by such persons currently constitute approximately [•]% of the outstanding FACT Ordinary Shares. Pursuant to the Sponsor Support Agreement, Sponsor HoldCo has agreed to vote any FACT Ordinary Shares held by it as of the Record Date in favor of the Business Combination, including voting in favor of each Condition Precedent Proposal. No consideration has been or will be paid by FACT or PAD to Sponsor HoldCo in connection with such agreements. To the extent that Sponsor, Sponsor HoldCo and other FACT Insiders or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

Abstentions and Broker Non-Votes

With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

If a FACT Shareholder fails to return a proxy card and does not attend the EGM in person (or virtually), then the FACT Shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the EGM. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any other proposal in this proxy statement.

Abstentions will be counted in connection with the determination of whether a valid quorum is established but will not constitute votes cast at the EGM and therefore will have no effect on any of the proposals as a matter of Cayman Islands law.

Under the rules of various national and regional securities exchanges, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. FACT believes that all the proposals presented to the FACT Shareholders at the EGM will be considered non-discretionary and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Proxies relating to “street name” shares that are returned to FACT but marked by brokers as “not voted” will be considered present for the purposes of establishing a quorum, but will not count as votes cast at the EGM, and otherwise will have no effect on a particular proposal under Cayman Islands law.

Quorum

A quorum of FACT Shareholders is necessary to hold a valid meeting. The holders of a majority of the FACT Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall constitute a quorum at the EGM.

Vote Required for Approval

The following votes are required to approve each Proposal:

•        Business Combination Proposal:    Approval of the Business Combination Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy and entitled to vote thereon at the EGM, vote at the EGM. The Business Combination Proposal is conditioned on the approval of the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if any of the Domestication Proposal, the Stock Issuance Proposal or the Charter Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Domestication Proposal:    Approval of the Domestication Proposal requires a special resolution, being a resolution passed by at least two-thirds of such holders of FACT Ordinary Shares who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. In respect of the Domestication Proposal only, a holder of FACT Class B Shares will be entitled to 10 votes for every FACT Class B Share held and a holder of FACT Class A Shares will be entitled to one vote for every FACT Class A Share held. The Domestication Proposal is conditioned on the approval of the Business Combination Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if any of the Business Combination Proposal, the Stock Issuance Proposal or the Charter Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Stock Issuance Proposal:    Approval of the Stock Issuance Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Stock Issuance Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal and the Charter Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Charter Proposal is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Charter Proposal:    Approval of the Charter Proposal requires a special resolution, being a resolution passed by at least two-thirds of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Charter Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication

Proposal and the Stock Issuance Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Stock Issuance Proposal is not approved, the Charter Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Advisory Charter Proposals:    Approval of each Advisory Charter Proposal requires an ordinary resolution on a non-binding and advisory only basis, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The shareholder votes regarding these proposals are advisory in nature, and are not binding on FACT, the FACT Board, PAD or New PAD Board. The Advisory Charter Proposals are conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Advisory Charter Proposals will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Incentive Plan Proposal:    Approval of the New PAD Incentive Plan Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Incentive Plan Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Director Election Proposal:    Approval of the Director Election Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Director Election Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Director Election Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

•        Adjournment Proposal:    Approval of the Adjournment Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The Adjournment Proposal is not conditioned upon the approval of any other proposal to be voted on at the EGM.

Voting Your Shares

Each FACT Class A Share and each FACT Class B Share that you own in your name entitles you to one vote on each Proposal on which such FACT Ordinary Share is entitled to vote, except in respect of the Domestication Proposal, in which case a holder of FACT Class B Shares will be entitled to 10 votes for every FACT Class B Share held and a holder of FACT Class A Shares will be entitled to one vote for every FACT Class A Share held. Your proxy card shows the number of SPAC Ordinary Shares that you own.

If you are a FACT Shareholder of record, you may vote by mail or at the EGM.

Voting by Mail.    You can appoint a proxy to vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing and dating the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the EGM in the manner you indicate. We encourage you to sign, date and return the proxy card even if you plan to attend the EGM so that your shares will be voted if you are unable to attend the EGM. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the FACT Board. The FACT Board unanimously recommends voting “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Domestication Proposal, “FOR” the approval of the Stock Issuance Proposal, “FOR” the approval of the Charter Proposal, “FOR” the approval of the Advisory Charter Proposals, “FOR” the approval of the Incentive Plan Proposal, “FOR” the approval of the Director Election Proposal and “FOR” the approval of the Adjournment Proposal, if presented, to the EGM. Proxy cards submitted by mail must be received at the address specified on the enclosed prepaid envelope by the close of business, New York City time, on            , 2026.

Voting at the EGM.    If you attend the EGM, you may also submit your vote at the EGM via the EGM website at [•] in which case any votes that you previously submitted by mail will be superseded by the vote that you cast at the EGM.

Beneficial owners of shares held in street name may instruct their bank, broker, or other nominee how to vote their shares. Beneficial owners should refer to the materials provided to them by their bank, broker, or other nominee for information on communicating these voting instructions. Beneficial owners may not vote their shares in person at the EGM unless they obtain a legal proxy from the shareholder of record, present it to the inspector of election at the EGM, and produce valid identification. Beneficial owners should contact their bank, broker, or other nominee for instructions regarding obtaining a legal proxy.

Who Can Answer Your Questions About Voting Your Shares

If you have questions about the EGM or how to vote your shares, you should contact:

FACT II Acquisition Corp.
14 Wall Street, 20th Floor
New York, NY 10005
Tel: (212) 618-1798
or:

[•]

You may also obtain additional information about FACT from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to tender or deliver your Public Shares (and share certificates (if any) and other redemption forms), either physically or electronically, to Odyssey at the address below prior to the vote at the EGM. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Odyssey Transfer and Trust Company
2155 Woodlane Drive, Suite 100
Woodbury, MN 55125
Tel: [•]
Attention: [SPAC Redemptions Team]
E-mail: [•]

Proxy Solicitation

Proxies may be solicited by mail, telephone, on the internet, or in person. FACT has engaged [•] to assist in the solicitation of proxies. FACT has agreed to pay [•] a fee of $[•], plus disbursements.

If a FACT Shareholder appoints a proxy, that FACT Shareholder may still vote its shares if it revokes its proxy before the EGM. A FACT Shareholder also may change its vote by submitting a later-dated proxy card as described in the section entitled “— Voting Your Shares.”

Revoking Your Proxy

If you are a FACT Shareholder of record and you appoint a proxy, you may revoke your proxy by taking any one of the following actions:

•        notifying the General Counsel of FACT in writing before the EGM that you have revoked your proxy;

•        signing and returning by mail a proxy card with a later date so that it is received prior to the EGM; or

•        attending the EGM and voting electronically by visiting the website established for that purpose at [•] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the EGM will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) FACT Shareholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Redemption Rights

Pursuant to the FACT Articles, a Public Shareholder (other than the Sponsor, Sponsor HoldCo or a FACT Founder, Officer or Director) may request that FACT redeem all or a portion of his, her or its Public Shares for cash if the Business Combination is consummated. Holders of Public Shares who wish to exercise their redemption rights must, prior to [•], Eastern Time, on [•], 2026 (which date is two business days before the scheduled vote at the EGM):

(a)     (i) hold Public Shares or (ii) hold Public Shares through FACT Units and elect to separate your FACT Units into the underlying Public Shares and FACT Warrants prior to exercising your redemption rights with respect to the Public Shares;

(b)    submit a written request to the Transfer Agent, which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that FACT redeem all or a portion of their Public Shares for cash; and

(c)     deliver the certificates for your Public Shares (if any) along with your redemption forms to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit/Withdrawal at Custodian) system.

Any holder of Public Shares (other than the Sponsor, Sponsor HoldCo and the FACT Insiders) will be entitled to demand that such holder’s Public Shares be redeemed for a pro rata portion of the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (less up to US$100,000 of interest to pay dissolution expenses and which interest shall be net of Permitted Withdrawals), which, for illustrative purposes, was approximately $[•] million, or $[•] per Public Share, as of [•], 2026.

Prior to exercising redemption rights, Public Shareholders should verify the market price of the FACT Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. FACT cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the FACT Class A Shares when Public Shareholders wish to sell their shares.

Any request for redemption, once made by a holder of Public Shares, may not be withdrawn unless the FACT Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part).

Any written demand of redemption rights must be received by Odyssey prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Odyssey prior to the deadline for submitting redemption requests.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group for the purposes of acquiring, holding or disposing of shares, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 15% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a partnership, syndicate or other group for the purposes of acquiring, holding or disposing of shares, will not be redeemed.

As set forth in more detail elsewhere in this proxy statement/prospectus, the Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 73% of the issued and outstanding FACT Ordinary Shares. Even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately [•]% of the FACT Ordinary Shares prior to the Business Combination to owning approximately [•]% of the total outstanding New PAD Common Stock at the Closing. As redemptions increase, the overall percentage ownership held by the Sponsor, Sponsor HoldCo, other FACT Insiders and PAD Stockholders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. See “Risk Factors — FACT Shareholders will experience immediate dilution as a consequence of the issuance of New PAD Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that FACT’s current shareholders have on the management of New PAD.”

Holders of the FACT Warrants will not have redemption rights with respect to the FACT Warrants.

Appraisal Rights and Dissenters’ Rights

FACT Shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. FACT Shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

Potential Purchases of Public Shares

At any time prior to the EGM, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, Sponsor HoldCo, FACT Insiders or their affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares, vote their Public Shares in favor of the Business Combination or not redeem their Public Shares. However, the FACT Insiders and their affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions.

The purpose of any such transactions could be to increase the likelihood of obtaining shareholder approval of the Business Combination or satisfy the Minimum FACT Cash Amount, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our shares may be reduced and the number of beneficial holders of our shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our shares on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the FACT Insiders or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        if the FACT Insiders or their affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        if the FACT Insiders or their affiliates were to purchase Public Shares from Public Shareholders, such shares would not be voted in favor of approving the Business Combination;

•        the FACT Insiders and their affiliates would not possess any redemption rights with respect to the Public Shares or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we would disclose in a Form 8-K, before the EGM to approve the Business Combination, the following material items:

•        the amount of the Public Shares purchased outside of the redemption offer by the FACT Insiders or their affiliates, along with the purchase price;

•        the purpose of the purchases by the FACT Insiders or their affiliates;

•        the impact, if any, of the purchases by the FACT Insiders or their affiliates on the likelihood that the Business Combination will be approved;

•        the identities of our security holders who sold to the FACT Insiders or their affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the FACT Insiders or their affiliates; and

•        the number of Public Shares for which we have received redemption requests pursuant to our redemption offer.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Structure of the Business Combination

General Overview

On November 26, 2025, FACT entered into the Business Combination Agreement with Sponsor HoldCo, Merger Sub and PAD. The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein which include, but are not limited to, obtaining the required shareholder approval, following the Domestication, Merger Sub will merge with and into PAD, with PAD surviving as a wholly-owned subsidiary of FACT.

Domestication

Prior to and as a condition of the Closing, pursuant to the Domestication, FACT will de-register in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the FACT Articles, Section 388 of the DGCL, and Part XII of the Cayman Companies Act. For more information, see the subsection of this proxy statement/prospectus entitled “Proposal No. 2 — The Domestication Proposal.”

Sponsor HoldCo Forfeited Shares and Class B Share Conversion

Immediately prior to the Domestication, (i) FACT will effect the redemption of the Public Shares that are validly submitted for redemption and not withdrawn, (ii) the Sponsor will, effective as of immediately prior to the Domestication and conditioned upon the Closing, surrender and forfeit to FACT the Sponsor HoldCo Forfeited Shares, and (iii) the Class B Share Conversion will occur. At the effective time of the Domestication, each outstanding FACT Class A Share (excluding Public Shares validly submitted for redemption and the Sponsor HoldCo Forfeited Shares, but including FACT Class A Shares issued upon the Class B Share Conversion) will be reclassified as one share of New PAD Common Stock.

Closing

Following the Domestication, Merger Sub will be merged with and into PAD, as a result of which PAD will be the surviving company and a wholly-owned subsidiary of FACT.

The following diagrams illustrate in simplified terms the current structure of FACT and PAD, the Merger and the expected structure of PAD immediately following the Closing.

Simplified Pre-Combination Structure

The Domestication

The Merger

Simplified Post-Combination Structure

Ownership of New PAD after the Closing

Background of the Business Combination

FACT is a blank check company incorporated on June 19, 2024, as a Cayman Islands exempt company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The proposed Business Combination was the result of an extensive search for a potential transaction using the network and investing and operating experience of FACT’s management team, including the FACT Board. The terms of the Business Combination Agreement were the result of extensive negotiations between FACT’s management team and representatives of PAD, each in consultation with its advisors. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions.

Prior to the consummation of the IPO, neither FACT, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any potential business combination target with respect to an initial business combination with FACT.

On November 26, 2024, FACT consummated its IPO of 17,500,000 FACT Units, with each unit consisting of one FACT Class A Share and one half of one redeemable public warrant, generating total gross proceeds of $175,000,000. Prior to the consummation of the IPO, the Sponsor purchased an aggregate of 6,708,333 shares of common stock of FACT (“Founder Shares”) for an aggregate purchase price of $25,000 or approximately $0.0037 per share. The Sponsor subsequently transferred an aggregate of 220,000 Founder Shares to FACT’s Executive Chairman and independent directors. Simultaneously with the consummation of the IPO, FACT consummated the sale of 500,625 Private Placement Units at a price of $10.00 per Private Placement Unit and 162,500 Private Placement Securities at a price of $10.00 per Private Placement Security, generating gross proceeds of $6,631,250, as follows: (i) 17,500 Private Placement Units ($175,000 in the aggregate) with the Sponsor; (ii) (A) 260,000 Private Placement Units and (B) 162,500 Private Placement Securities ($4,225,000 in the aggregate) with Sponsor HoldCo; (iii) 178,500 Private Placement Units ($1,785,000 in the aggregate) with CCM; and (iv) 44,625 Private Placement Units with Seaport ($446,250 in the aggregate).

Following the completion of the IPO, FACT considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of FACT contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including numerous technology companies. FACT considered businesses that it believed had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial intellectual capital, operational and investment experience, and network of FACT’s management team.

During this search process, FACT reviewed over 100 potential business combination opportunities, entered into non-disclosure agreements with and conducted due diligence on 15 companies, and submitted non-binding letters of intent to representatives from five potential target companies other than PAD. These potential targets were in the financial services, industrial services, paving and contracting, software & technology, and real estate industries. FACT ultimately determined not to proceed with any of its other potential acquisition opportunities because, in the judgment of the FACT Board and management, the other potential business combination targets did not meet the valuation expectations of FACT or otherwise did not present as attractive or feasible a business combination opportunity as PAD.

In connection with its search process, FACT retained various financial and other advisors to assist it in its evaluation of potential business combination opportunities, including CHC and CCM, which had assisted FACT in connection with its evaluation of potential target companies. In consideration of CHC’s and CCM’s services, FACT agreed to pay a customary cash fee for their capital raising and/or preservation efforts.

On April 29, 2025, a representative from BTIG contacted FACT regarding a potential target in the aerospace and defense sector that was contemplating a business combination transaction with a SPAC. On May 15, 2025, BTIG introduced PAD as a potential business combination opportunity to FACT’s management. On May 29, 2025, FACT executed a non-disclosure agreement with BTIG to receive additional confidential due diligence materials regarding PAD. Shortly after the execution of the non-disclosure agreement, FACT and its representatives were provided with access to a virtual data room of PAD, which included business and legal due diligence materials as well as financial information of PAD. In addition, representatives of PAD provided FACT with summary financial information and projections of the combined company, as well as a related financial model. After reviewing these materials, FACT arranged its first introductory call with PAD’s senior management on June 4, 2025, during which PAD’s management provided to FACT’s management team an overview of its business, financial profile and growth strategy.

FACT and PAD held additional management calls on June 11, 2025, and June 27, 2025. During these discussions, the parties exchanged preliminary information concerning PAD’s commercial performance, financial outlook and strategic priorities, and FACT provided further detail regarding its investment criteria, valuation framework and expectations for potential transaction structures.

As the discussions progressed, representatives of FACT arranged to meet PAD’s management in person to further evaluate the opportunity. On July 1, 2025, representatives of FACT met with PAD’s senior leadership in New York. The meeting focused on PAD’s key business lines, M&A pipeline, capital requirements, and the feasibility of pursuing a business combination transaction within the time period by which FACT must consummate its initial business combination. The parties also discussed the potential involvement and support from FACT’s management and directors, including capital markets strategy, corporate governance, and execution of future M&A initiatives.

Following this meeting, the parties continued to exchange information and refine their respective expectations for valuation, capital structure and closing certainty. These interactions formed the basis for negotiations of the principal commercial terms for a non-binding letter of intent of a potential transaction.

On July 15, 2025, FACT and PAD finalized and entered into a confidential non-binding letter of intent (the “LOI”). The LOI contemplated an enterprise value of between $275 million and $300 million (approximately a 12-13x multiple of PAD’s targeted 2026 financial performance); a commitment by FACT to raise primary capital from a portion of the funds remaining in the Trust Account, and a targeted equity placement at the closing of the business combination to finance the consummation of the Merger. The parties agreed in principle that the initial size and composition of the combined company’s board of directors would be set by PAD, provided that the Sponsor would designate one member of the combined company’s board of directors. The parties also agreed in principal that a post-closing lock-up restriction on the trading of the combined company’s securities held by certain key shareholders, as set forth in the following: (i) in the case of the Founder Shares and any other shares of FACT (other than FACT Class A Shares), 180 days after the completion of the Closing; and (ii) in the case of the restricted FACT Class A Shares, 90 days after the completion of the Closing. The LOI also included a confidentiality provision with respect to the use and disclosure of information provided by each party to the other party in connection with their consideration of a business combination between the parties. The LOI further contemplated an exclusivity period, which would continue until the earlier of (i) the termination or expiration of the LOI and (ii) the execution of an initial business combination agreement.

On August 31, 2025, with the authorization of the board of directors of PAD (the “PAD Board”) and PAD’s management, representatives of Lucosky Brookman LLP (“LB”), legal counsel to PAD, delivered an initial draft of the Business Combination Agreement to representatives of Paul Hastings LLP (“Paul Hastings”), legal counsel to FACT. The initial draft of the Business Combination Agreement reflected in general the terms agreed to by the parties in the LOI and other provisions.

Between August 31, 2025 and November 26, 2025, Paul Hastings and LB exchanged revised drafts of the Business Combination Agreement and the related ancillary agreements, including the Sponsor Support Agreement, the PAD Support Agreements, the Sponsor Lock-Up Agreement, the PAD Shareholder Lock-Up Agreement, the New PAD Charter, and engaged in negotiations of such documents and agreements. The various drafts exchanged reflected the parties’ negotiations on, among other things, the transaction structure, the contemplated financing in connection with the transaction, the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement and other provisions related to risk allocation. The key terms under these agreements were negotiated on the basis of prior discussions on these topics, including the terms of the LOI. Over the same period of time, the representatives and advisors for FACT and PAD held numerous conference calls and ultimately reached agreement on the outstanding issues.

In August 2025 and September 2025, FACT, PAD and their respective representatives prepared an investor presentation to approach investors in connection with the contemplated business combination and other potential transactions. Starting in September 2025, representatives of FACT and PAD commenced conducting outreach to certain potential investors in connection with potential financing options in connection with the contemplated business combination.

On September 29, 2025, the FACT Board held a meeting, together with members of FACT management and representatives of Paul Hastings, at which meeting management provided an update regarding the status of discussions between FACT and PAD regarding a potential business combination. An update was also provided regarding discussion with potential third-party investors, along with an overview of the respective businesses of PAD.

On October 24, 2025, FACT management organized a meeting for PAD management to meet with the FACT Board. At such meeting, Craig Hallum provided (i) a general overview and update regarding the aerospace & defense industry and the financial markets in connection with special purpose acquisition companies, and (ii) an update regarding discussions with potential third-party investors in connection with a business combination between FACT and PAD.

On October 30, 2025, the FACT Board engaged EntrepreneurShares LLC (“ERShares”) to provide a fairness opinion with respect to the contemplated business combination between FACT and PAD.

On November 13, 2025, PAD entered into a non-binding indicative term sheet with BC Partners Advisors L.P. relating to a potential credit facility and equity financing of up to an anticipated aggregate amount of $80 million in connection with the contemplated business combination; the term sheet is subject to numerous conditions, including, without limitation, the completion of due diligence and the execution and delivery of definitive documentation.

On November 23, 2025, the FACT Board convened a meeting with members of management and representatives of Paul Hastings and ERShares. Representatives of Paul Hastings provided an overview of the terms of the proposed transaction agreements. Representatives of ERShares presented to the FACT Board its financial analyses and rendered to the FACT Board its oral opinion, which was subsequently confirmed in writing, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken as set forth in such opinion, the consideration to be paid by FACT to the PAD Stockholders, in the aggregate, in connection with the Business Combination pursuant to the Business Combination Agreement was fair, from a financial point of view to FACT. The FACT Board deliberated on these matters and subsequently (i) determined that it is in FACT’s commercial interests that FACT should approve the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby, and (ii) recommended that the shareholders of FACT approve and adopt the Business Combination.

On November 26, 2025, the FACT Audit Committee approved the Advisory Agreement, and the FACT Board approved the Business Combination Agreement, the Sponsor Support Agreement, forms of the related transaction documents, related actions, and the Advisory Agreement.

On November 26, 2025, FACT, PAD, Merger Sub, and Sponsor HoldCo entered into the Business Combination Agreement; FACT, Sponsor HoldCo and PAD entered into the Sponsor Support Agreement; and FACT and the Sponsor entered into the Advisory Agreement.

On November 28, 2025, the PAD Board held a meeting at which it ratified, confirmed, and approved PAD’s entrance into the Business Combination Agreement and authorized and approved PAD’s entrance into each ancillary agreement to which PAD is a party, and authorized and approved the Merger.

On December 1, 2025, FACT and PAD issued a joint press release announcing, among other things, the parties’ entry into the Business Combination Agreement. In the subsequent weeks, representatives of FACT and PAD have continued their outreach to potential third-party investors in connection with the Business Combination.

FACT Board’s Reasons for the Approval of the Business Combination

As detailed above, the prospectus for the IPO identified the general criteria and guidelines that FACT’s management team believed would be important in evaluating prospective target businesses, although in such prospectus FACT also indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines. PAD met a number of the criteria and guidelines that were identified in the IPO prospectus, and following due diligence conducted by FACT’s management and its advisors, and following detailed discussions with PAD, FACT believed PAD to be an attractive business combination target.

The FACT Board considered a wide variety of factors in connection with their evaluation of the proposed business combination between FACT and PAD. In light of the complexity of those factors, the FACT Board, as a whole, did not consider it practicable to, nor did they attempt to, quantify or otherwise assign relative weights to the specific factors they took into account in reaching their decision. Rather, the FACT Board based their evaluation, negotiation and recommendation of the Business Combination on the totality of the information presented to, and considered by, them. The FACT Board considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination that the Business Combination Agreement, the related transaction documents and actions, and the Business Combination are in the best interests of FACT and its shareholders. The FACT Board evaluated the reasons described below with the assistance of FACT’s advisors. Individual members of the FACT Board may have given different weight to different factors. This explanation of the reasons for the FACT Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

Before reaching their decision, the FACT Board reviewed the results of the due diligence conducted by FACT’s management, which included:

•        meetings with PAD’s management team to understand and analyze PAD’s business and prospects;

•        legal due diligence conducted by Paul Hastings;

•        review of PAD’s financial information; and

•        review of the proposed structure of the Business Combination and drafts of definitive documents.

The factors considered by the FACT Board included, but were not limited to, the following (which are not weighted or in any order of significance):

•        Large and Durable Addressable Market.    The FACT Board considered the size, growth trajectory, and fundamental resiliency of the A&D industry. The FACT Board noted that global commercial aerospace build rates continue to increase to address significant OEM order backlogs, while U.S. and allied defense budgets remain elevated due to modernization initiatives and ongoing geopolitical tensions. The FACT Board further noted the heightened focus on domestic supply-chain stability, reshoring, and increased reliance on qualified U.S. suppliers capable of providing high-quality, mission-critical components and services. PAD’s operating subsidiaries serve multiple segments of this market, including engineering & sustainment, precision manufacturing, and non-destructive testing, which the FACT Board believes positions PAD to benefit from sustained long-term demand.

•        Systemic Shift Toward More Nimble Suppliers.    The FACT Board considered the A&D industry’s continued shift away from large prime contractors to more direct relationships with more nimble suppliers that can deliver critical supply chain materials and capabilities with greater speed, efficiency, and lower costs through streamlined direct working relationship, which is a key component of PAD’s market positioning.

•        Ability to Provide Integrated, End-to-End Customer Solutions.    The FACT Board considered PAD’s acquisition-driven strategy to combine complementary capabilities within a single coordinated platform. The FACT Board concluded that this model allows PAD to offer a more comprehensive solution set to major OEMs, Tier 1 suppliers, prime defense contractors, and government agencies, thereby improving customer value and reducing supply-chain complexity compared to standalone providers. The FACT Board also noted the longstanding operating histories, technical expertise, and customer relationships of PAD’s core subsidiaries, which collectively establish a foundation for expanded program participation and deeper penetration across both commercial and defense platforms. With PAD’s existing and pending pipeline of acquisitions, the FACT Board believes PAD will be well-positioned to further enhance its suite of offerings and capabilities, allowing it to expand sales opportunities into larger and more valuable long-term opportunities.

•        Attractive Business Model and Consolidation Strategy.    The FACT Board considered PAD’s strategy of executing acquisitions of established A&D companies and integrating them to realize operational efficiencies, cross-facility synergies, future cost savings, and enhanced operating leverage. The FACT Board recognized that the A&D supply chain remains highly fragmented and that customers place a premium on suppliers able to scale production, reduce lead times, and provide consistent quality across multiple service disciplines. The FACT Board believes that PAD’s asset-lite structure, centralized leadership, shared technology systems, and operational improvement initiatives provide a foundation for increased margins and competitive differentiation.

•        Financial Profile and Prospects for Growth.    The FACT Board believes that PAD’s long-standing relationships across commercial aerospace, defense, and industrial sectors, combined with its long-term contracts and the potential for revenue growth and margin expansion from integration initiatives, provides the foundation for sustainable profitable growth and strong gross and EBITDA margins. The FACT Board concluded that continued increases in commercial aircraft production rates, sustained defense spending, and diversification into space, power generation, and industrial markets collectively support a favorable long-term outlook. The FACT Board further noted that the Business Combination is expected to enhance PAD’s ability to pursue future acquisitions and execute its growth strategy.

•        Experienced Management Team and Board Composition.    The FACT Board considered the experience and qualifications of PAD’s senior management team, including their backgrounds in aerospace engineering, precision manufacturing, non-destructive testing, defense procurement, and multi-entity integration. The PAD senior management team’s prior experience leading companies with high-growth and complex operations, thereby demonstrating scale success, was also a factor that was considered by the FACT Board. The FACT Board believes that the combined experience of PAD’s leadership and the oversight of the combined company’s board of directors, which is expected to include certain directors of PAD, a designee of Sponsor HoldCo, and independent directors with relevant industry experience, will support the combined company’s ability to execute its operational improvement plans, integrate acquisitions, and drive long-term stockholder value.

In the course of its deliberations, the FACT Board considered a variety of uncertainties, risks and other challenges relevant to the Business Combination, including the below (which are not weighted or in any order of significance):

•        Macroeconomic Risks.    The risk that the combined company’s business could be adversely affected by broader macroeconomic conditions, including inflation, supply chain disruptions, or a recession.

•        Risks Related to the Transaction Perimeter.    The risk that the Business Combination Agreement is not strictly conditioned on the simultaneous closing of all pending subsidiary acquisitions. While the Board expects PAD management to execute these acquisitions to meet management projections for revenue and EBITDA for fiscal year 2026., there is no contractual guarantee that these targets will be acquired prior to or at the time of the Business Combination closing. If PAD fails to close these acquisitions as expected, the combined company may launch with a smaller asset base and lower revenue than projected.

•        Capital Requirements and Funding.    The risk that the combined company may not have sufficient capital to fund the purchase price of the target subsidiaries if redemptions by the Public Shareholders are high and alternative financing is not secured. This could necessitate a restructuring of the growth plan or a reduction in the company’s scale.

•        Susceptibility to Reductions in Government and Commercial Spending.    The risk that changes in the geopolitical environment or shifting U.S. administration priorities could lead to sequestration, budget cuts, or delays in government defense spending. Similarly, on the commercial side, the risk that major OEMs could pull back on production rates, directly impacting PAD’s revenue stream.

•        Benefits May Not Be Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe. This includes the risk that PAD may fail to successfully integrate the disparate IT systems, cultures, and operating procedures of the acquired subsidiaries, delaying the realization of anticipated synergies.

•        Redemption Risk.    The risk that a significant number of Public Shareholders may elect to redeem their Public Shares prior to the consummation of the Business Combination, which would reduce the amount of cash available to the combined company for growth initiatives and general corporate purposes.

•        Limitations of Due Diligence.    The risk that the due diligence process undertaken by FACT and its advisors may not have revealed all material issues that may be present with regard to PAD and its subsidiaries, and that it is not possible to entirely eliminate the risk of unknown liabilities.

•        Public Market Risks.    The risk that the price of the combined company’s securities may be volatile and may decline following the Business Combination. The FACT Board also considered the significant burden and cost of complying with public company reporting requirements and the risk that PAD’s management, which has historically operated privately, may face challenges in adapting to these rigorous standards.

•        Liquidation Risk.    The risk that the Business Combination may not be consummated within the completion window, in which case FACT would be forced to liquidate and dissolve, and its warrants would expire worthless.

•        Litigation.    The possibility of litigation challenging the Transactions or that an adverse judgment granting injunctive relief could enjoin or otherwise interfere with the consummation of the Business Combination.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Other Risks.    Various other risks associated with the business of PAD, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement.

•        Interests of Certain Persons.    The FACT Board also considered the fact that FACT’s and PAD’s officers and directors may have interests in the Business Combination that are different from or in addition to (and that may conflict with) the interests of the Public Shareholders (see “Interests of PAD’s Directors and Officers in the Business Combination”).

•        Public Shareholders Will Have a Minority Ownership Interest in New PAD.    The fact that the Public Shareholders will experience immediate dilution as a consequence of the issuance of New PAD Common Stock as consideration in the Business Combination and, as a result, the Public Shareholders will collectively own a minority interest in New PAD after the Closing. As redemptions increase, the overall percentage ownership and voting percentage held by the PAD Stockholders, Cormorant, and the other equity investors will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to the Public Shareholders. Having a minority ownership interest may reduce the influence that current Public Shareholders have on the management of New PAD. For more information, see “Dilution.”

In recommending the Business Combination to the FACT Shareholders, the FACT Board considered each of the above factors along with ERShares’ opinion described below under the heading “Opinion of EntrepreneurShares LLC.”

The FACT Board concluded that the potential benefits that they expected FACT and its shareholders to achieve as a result of the Business Combination outweighed the potential negative factors associated with the Business Combination. Accordingly, the FACT Board unanimously determined that the Business Combination Agreement and the Business Combination were in the best interests of FACT and its shareholders.

Benefits and Detriments of the Business Combination

The following describes the potential benefits and detriments to certain groups of stakeholders in connection with the Business Combination:

•        FACT:    The FACT Board determined that the Business Combination presents an attractive business opportunity in light of a variety of factors, including but not limited to PAD’s market opportunity, end-to-end customer solutions, and experienced management team. The FACT Board also reviewed the financial analysis and opinion of ERShares to the effect that, as of November 23, 2025 and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by ERShares as set forth in its written opinion, the Transaction Consideration to be paid by FACT in the Merger pursuant to the Business Combination Agreement was fair, from a financial point of view, to the FACT Unaffiliated Shareholders. The FACT Board also considered the potential detriments of the Business Combination to FACT, including PAD’s limited operating history, regulatory risks, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, and the risks and costs to FACT if the Business Combination is not achieved, including the risk that it may result in FACT being unable to complete a business combination and force FACT to liquidate. For more information, see “— The FACT Board’s Reasons for the Approval of the Business Combination,” and various risks described under the section entitled “Risk Factors.”

•        Sponsor and Sponsor HoldCo:    The Sponsor and Sponsor HoldCo expect to receive substantial consideration in the Business Combination, including the following shares, calculated assuming the [•] Redemptions Scenario: (i) [•] shares of New PAD Common Stock upon the exchange of [•] Founder Shares in the Domestication (assuming the surrender and forfeiture of [•] Sponsor HoldCo Forfeited Shares and no surrender and forfeiture of Sponsor HoldCo Contributed Shares), which were initially purchased prior to FACT’s IPO for approximately $[•] per share and (ii) [•] shares of New PAD Common Stock upon the exchange of [•] FACT Class A Shares in the Domestication, which were initially purchased in a private placement that closed concurrently with FACT’s IPO for $10.00 per share. The Sponsor and Sponsor HoldCo are also entitled to continued indemnification by New PAD following the Closing pursuant to the terms of the Business Combination Agreement. The Sponsor and Sponsor HoldCo are also entitled to the repayment of any out-of-pocket expenses, advances or loans made by the Sponsor or Sponsor HoldCo (of which there are none as of the date of this proxy statement/prospectus). For more information, see “— Compensation to be Received by the Sponsor, Sponsor HoldCo, and FACT’s Officers and Directors in Connection with the Business Combination.” The Sponsor and Sponsor HoldCo will only be able to realize a return on their equity in FACT (which may be materially higher than the return realized by Public Shareholders) if FACT completes a business combination. In addition, the Sponsor and Sponsor HoldCo face potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or the Sponsor’s and Sponsor HoldCo’s role in the Business Combination, and the risk that if the Business Combination is not achieved, FACT may be unable to consummate a business combination and be forced to liquidate, resulting in the Sponsor’s and Sponsor HoldCo’s investment being worthless.

•        FACT Independent Directors, Executive Chairman and Senior Advisor:    FACT’s independent directors currently own 30,000 Founder Shares, which will be exchanged for an estimated 30,000 shares of New PAD Common Stock in the Business Combination. FACT’s Executive Chairman owns 130,000 Founder Shares, which will be exchanged for an estimated 30,000 shares of New PAD Common Stock in the Business Combination. FACT’s Senior Advisor is entitled to receive 20,000 FACT Class A Shares at the closing of the Business Combination. Such persons have waived any claim against the Trust Account for redemption of such Founder Shares. FACT’s independent directors and advisor are also entitled to the repayment of any out-of-pocket expenses, advances or loans made by them (of which there are none as of the date of this proxy statement/prospectus). Accordingly, in the event that FACT liquidates, the FACT independent directors and advisor may lose their entire investment. In addition, the FACT directors face potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or such directors’ roles in the Business Combination.

•        PAD:    The PAD Board determined that the Merger presents an attractive business opportunity in light of certain factors, including that the Merger will expand both the access to capital for PAD and the range of investors potentially available to PAD as a public company, taking into account PAD’s expected cash resources and need for additional capital and the potential infusion of capital at Closing, as well as the ability to use publicly traded New PAD’s Common Stock as consideration for the acquisitions that PAD is currently contemplating as well as to attract talent and engage in additional strategic transactions going forward. The PAD Board also considered the potential uncertainties and risks of the Merger to PAD, including the possibility that the Merger might not be completed in a timely manner or at all, the potential adverse effect of the public announcement of the Merger on PAD’s reputation and its ability to obtain financing in the future in the event that the Merger is not completed, the costs involved in connection with completing the Merger, the time and effort of PAD management required to complete the Merger, the related disruptions or potential disruptions to PAD’s business operations and future prospects, and related administrative challenges associated with combining the companies. For more information, see “— PAD’s Reasons for the Business Combination” and various risks described under the section entitled “Risk Factors.”

•        Unaffiliated Public Shareholders:    The unaffiliated Public Shareholders have the opportunity to evaluate and consider whether or not to redeem their Public Shares in connection with the consummation of the Business Combination. Non-redeeming Public Shareholders will have the opportunity to participate in the potential future growth of PAD, but may face a number of potential detriments in connection with their continued investment, including the uncertainties and risks identified by the FACT Board described more fully in “— The FACT Board’s Reasons for Approval of the Business Combination,” the various other risks associated with the Business Combination, the business of FACT and the business of PAD, as described further under the section entitled “Risk Factors,” the potential conflicts of interest described under “— Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination,” and the potential material dilution they may experience as described more fully in the section entitled “Dilution.” Redeeming Public Shareholders have the opportunity to receive their pro rata share of the aggregate amount on deposit in the Trust Account, less taxes paid and payable, calculated as of two business days prior to the consummation of the Business Combination. However, redeeming Public Shareholders face the potential of not realizing any future growth in value of PAD following the Business Combination.

Opinion of EntrepreneurShares LLC

FACT selected ERShares to provide a fairness opinion based on ERShares’ qualifications, experience, and reputation.

ERShares delivered its oral opinion to the FACT Board, subsequently confirmed in writing on November 23, 2025 (the “Opinion”), which sets forth, among other things, the procedures followed, assumptions made, matters considered, and qualifications and limitations on the scope of review undertaken in rendering the Opinion, which is attached to this proxy statement/prospectus as Annex K. The Opinion confirmed that, as of November 23, 2025, the Transaction Consideration to be issued or paid to the shareholders of PAD is fair from a financial point of view to FACT and the FACT Shareholders. The Opinion does not constitute a recommendation to the relevant directors and officers of FACT or to any other persons in respect of the Business Combination, including as to how any holders of FACT Class A Shares should vote or act in respect of the Business Combination.

In connection with its analyses in rendering the Opinion, ERShares, among other things:

•        Reviewed the financial terms and conditions of the proposed Business Combination set forth in the draft Business Combination Agreement circulated on November 10, 2025;

•        Reviewed certain operating information provided to ERShares by management of PAD;

•        Reviewed certain guideline public companies and precedent transactions which ERShares viewed as having attributes similar to PAD;

•        Reviewed other publicly available industry information (e.g., various equity analyst reports, macroeconomic reports, and public information about guideline companies) available from databases such as S&P Capital IQ (“CapIQ”); and

•        Engaged in confirmatory discussions with FACT and PAD regarding PAD’s business and key assumptions and risks associated with PAD’s business plans.

For purposes of its analysis and the Opinion, ERShares assumed and relied upon the accuracy and completeness of the financial and other publicly available information, and all of the information supplied or otherwise made available to, discussed with, or reviewed by ERShares, without any independent verification of such information (and assumed no responsibility or liability for any independent verification of such information), and further relied upon the assurances of FACT management that they were not aware of any facts or circumstances that would make such information provided to ERShares inaccurate or misleading.

ERShares also assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Business Combination Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Business Combination Agreement, and that all conditions to the consummation of the Business Combination would be satisfied without waiver or modification thereof. ERShares further assumed, in all respects material to its analysis, that all governmental, regulatory, or other consents, approvals or releases necessary for the consummation of the Business Combination would be obtained without any delay, limitation, restriction, or condition that could materially affect the consummation of the Business Combination or reduce the contemplated benefits to the holders of FACT Ordinary Shares.

ERShares did not, in connection with the Opinion, conduct any physical inspection of properties or facilities associated with PAD. The Opinion is necessarily based upon information made available to ERShares as of November 23, 2025, and financial, economic, market, and other conditions as they existed and could be evaluated as of that date, and does not reflect any subsequent developments. ERShares does not have any obligation to update, revise, or reaffirm the Opinion.

ERShares was not asked to opine on, and the Opinion does not express any views on, (i) any other terms of the Business Combination (except as expressly addressed therein), (ii) FACT’s underlying business decision to proceed with or effect the Business Combination, (iii) the merits of the Business Combination relative to any alternative transaction or business strategy that may be available to FACT, (iv) the amount or nature of the compensation to any officer, director, or employee, or any class of such persons, relative to the compensation to be received by the holders of any class of securities, creditors, or other constituencies of FACT or PAD in the Business Combination, or relative to or in comparison with the Transaction Consideration paid to FACT Shareholders, (v) the fairness of the Business Combination to any particular group or class of securities, creditors, or other constituencies of FACT other than as set forth in the Opinion, or (vi) the solvency, creditworthiness, or fair value of PAD or any other participant in the Business Combination under any applicable laws relating to bankruptcy, insolvency, or similar matters. The Opinion also does not constitute legal, tax, accounting, or regulatory advice.

Set forth below is a summary of the material financial analyses carried out by ERShares, in connection with ERShares rendering the Opinion. The following summary, however, does not purport to be a complete description of the analyses performed by ERShares. The order of the analyses described, and the results of these analyses do not represent relative importance or weight given to these analyses by ERShares. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before November 23, 2025 and is not necessarily indicative of current market conditions.

Summary of ERShares’ Financial Analysis of Company

Market Method

The primary method EntrepreneurShares used as the basis for the fairness opinion assessment was a Market Method, which relied on a combination of (i) a Guideline Publicly Traded Companies Analysis (“GPC Analysis”), (ii) a Guideline Company Analysis (“GCM Analysis”) and (iii) a Guideline Transaction Analysis (“GTM Analysis”) as further described below.

Guideline Publicly Traded Company (“GPC”) Analysis

The GPC Analysis is a market indicator used to value a business. ERShares reviewed and analyzed publicly available data on CapIQ about companies that were considered to have attributes similar to PAD. There are no guideline public companies that are directly comparable to PAD’s future prospective business. ERShares selected a group of 34 guideline public companies that it considered to have attributes similar to PAD (“GPC Guideline Companies”) to use for purposes of the GPC Analysis.

ERShares utilized the platform and analytical tools of CapIQ’s public company database (the “database,” unless otherwise indicated, as accessed as of November 23, 2025 (the “Access Date”)), to assist with the identification of GPC Guideline Companies and to obtain certain publicly available information about those companies. Of the total number of companies with securities listed on a U.S. national securities exchange (“Public Companies”) included in the database, ERShares selected the 34 GPC Guideline Companies.

The GPC Guideline Companies are as follows:

•        A2Z Cust2Mate Solutions Corp. (NasdaqCM:AZ)

•        AerSale Corporation (NasdaqCM:ASLE)

•        Air Industries Group (NYSEAM:AIRI)

•        AIRO Group Holdings, Inc. (NasdaqGM:AIRO)

•        Archer Aviation Inc. (NYSE:ACHR)

•        BETA Technologies, Inc. (NYSE:BETA)

•        Byrna Technologies Inc. (NasdaqCM:BYRN)

•        CPI Aerostructures, Inc. (NYSEAM:CVU)

•        DEFSEC Technologies Inc. (TSXV:DFSC)

•        Draganfly Inc. (CNSX:DPRO)

•        EHang Holdings Limited (NasdaqGM:EH)

•        Eve Holding, Inc. (NYSE:EVEX)

•        Firefly Aerospace Inc. (NasdaqGM:FLY)

•        Innovative Aerosystems, Inc. (NasdaqGS:ISSC)

•        Intuitive Machines, Inc. (NasdaqGM:LUNR)

•        Karman Holdings Inc. (NYSE:KRMN)

•        Loar Holdings Inc. (NYSE:LOAR)

•        Momentus Inc. (NasdaqCM:MNTS)

•        National Presto Industries, Inc. (NYSE:NPK)

•        New Horizon Aircraft Ltd. (NasdaqCM:HOVR)

•        Optex Systems Holdings, Inc (NasdaqCM:OPXS)

•        Park Aerospace Corp. (NYSE:PKE)

•        Redwire Corporation (NYSE:RDW)

•        Safe Pro Group Inc. (NasdaqCM:SPAI)

•        Satellogic Inc. (NasdaqCM:SATL)

•        Sidus Space, Inc. (NasdaqCM:SIDU)

•        SIFCO Industries, Inc. (NYSEAM:SIF)

•        Silynxcom Ltd. (NYSEAM:SYNX)

•        TAT Technologies Ltd. (NasdaqGM:TATT)

•        Vertical Aerospace Ltd. (NYSE:EVTL)

•        Virgin Galactic Holdings, Inc. (NYSE:SPCE)

•        VirTra, Inc. (NasdaqCM:VTSI)

•        VisionWave Holdings, Inc. (NasdaqGM:VWAV)

•        Voyager Technologies, Inc. (NYSE:VOYG)

•        Worldwide Presence:    Of the total number of companies included in the database, ERShares selected a group of 69,335 Public Companies with securities listed on various national exchanges globally in order to incorporate in the GPC Guideline Companies with operations and foci outside as well as inside of United States of America (the “Worldwide Presence Category”).

•        All Industrials:    Within the companies in the Worldwide Presence Category, ERShares narrowed its search to approximately 9,368 Public Companies that fall within the Global Industry Classification Standards classifications developed by S&P, Dow Jones Indices and MSCI, as of the Access Date general “Industrials” classification (the “Industrials Category”).

•        Capital Goods:    Within the companies in the Industrials Category, ERShares narrowed its search to approximately 6,457 Public Companies that fall within the Global Industry Classification Standards classifications developed by S&P, Dow Jones Indices and MSCI, as of the Access Date sub-category “Capital Goods” classification (the “Capital Goods”).

•        Oil and Gas Refining and Marketing or Aerospace and Defense Category:    ERShares’ search was further narrowed to approximately 326 companies within the Capital Goods sub-category, which ERShares considered to have attributes or potential similarities to PAD. These categories include several aerospace propulsion and engineered-component companies, which ERShares considered potentially relevant due to PAD’s component-manufacturing operations.

•        All Major Exchanges:    ERShares’ search was further narrowed to approximately 253 companies within the Oil and Gas Refining and Marketing or Aerospace and Defense category, which were listed on major global exchanges.

•        Major US Exchanges:    ERShares’ search was further narrowed to approximately 70 companies within all the major exchange listing category, which were listed on major US exchanges given the company’s prospective listing on a major US exchange.

•        Revenue less than $500M:    Among the companies within the Oil and Gas Refining and Marketing or Aerospace and Defense Category listed on major US exchanges, ERShares’ search was further narrowed down to approximately 34 companies that had revenues less than $500M, which ERShares considered most relevant to the Company given its current operations.

For each of the companies listed above, ERShares reviewed the Enterprise Value to Next-Twelve-Months Revenue (“EV/NTM Revenue”), Enterprise Value to Next-Twelve-Months EBITDA (“EV/NTM EBITDA”), Enterprise Value to Last-Twelve-Months Revenue (“EV/LTM Revenue”), and Enterprise Value to Last-Twelve-Months EBITDA (“EV/LTM EBITDA”) multiples, as reported in the most recent public filings and consensus research estimates available as of the Access Date. ERShares observed the following approximate ranges:

•        EV/NTM Revenue:    5.43x to 16.58x

•        EV/NTM EBITDA:    21.79x to 25.46x

•        EV/LTM Revenue:    4.75x to 15.18x

•        EV/LTM EBITDA:    15.80x to 23.54x

ERShares calculated representative multiple ranges using the mean and median of the above metrics and applied these ranges to the PAD-provided management projections for revenue and EBITDA for fiscal year 2026. As the 2026 projections included revenue and EBITDA accretion associated with anticipated acquisition activity, ERShares also evaluated the valuation indications assuming such acquisitions were not completed.

Application of these selected multiple ranges resulted in an implied enterprise value range for PAD of approximately $217 million to $2.04 billion. ERShares compared this implied valuation range to the proposed pre-money enterprise value of approximately $317 million.

As an additional analytical reference, ERShares reviewed the highest and lowest revenue multiples observed among the broader comparable universe. ERShares noted a high multiple of approximately 178x on NTM revenue and a low multiple of approximately 0.7x on LTM revenue. Applying these extreme values to the PAD-provided asset base produced an implied enterprise value range of approximately $50 million to $21.9 billion. ERShares used this broad range solely as a high-level boundary check for reasonableness. ERShares did not rely on these extreme multiples in forming its valuation conclusion.

Based on this analysis and comparison, ERShares concluded that the implied enterprise value of PAD derived from the GPC Analysis fell within the range parameters indicated by the selected peers. On that basis, ERShares concluded that the proposed transaction consideration was fair, from a financial point of view, to the Company and its stockholders, under this methodology.

Guideline Company (“GCM”) Analysis

The GCM Analysis is a market indicator used to value a business. ERShares reviewed and analyzed publicly available data on CapIQ about companies that were considered to have attributes similar to PAD. There are no guideline public companies that are directly comparable to PAD’s future prospective business. ERShares selected a group of 14 guideline public companies that it considered to have attributes similar to the Company (“GCM Guideline Companies”) to use for purposes of the GCM Analysis.

ERShares utilized the database, unless otherwise indicated, as of the Access Date, to assist with the identification of GCM Guideline Companies and to obtain certain publicly available information about those companies. Of the total number of companies with securities listed on a U.S. national securities exchange included in the database, ERShares selected the 14 GCM Guideline Companies.

The GCM Guideline Companies are as follows:

•        AAR Corp. (NYSE:AIR)

•        Astronics Corporation (NasdaqGS:ATRO)

•        Curtiss-Wright Corporation (NYSE:CW)

•        Ducommun Incorporated (NYSE:DCO)

•        HEICO Corporation (NYSE:HEI)

•        Hexcel Corporation (NYSE:HXL)

•        Moog Inc. (NYSE:MOG.A)

•        VSE Corporation (NasdaqGS:VSEC)

•        Woodward, Inc. (NasdaqGS:WWD)

•        CPI Aerostructures, Inc. (NYSEAM:CVU)

•        Mercury Systems, Inc. (NasdaqGS:MRCY)

•        TransDigm Group Incorporated (NYSE:TDG)

•        AerSale Corporation (NasdaqCM:ASLE)

•        Howmet Aerospace Inc. (NYSE:HWM)

For each of the companies listed above, ERShares reviewed the Enterprise Value to Next-Twelve-Months Revenue (“EV/NTM Revenue”), Enterprise Value to Next-Twelve-Months EBITDA (“EV/NTM EBITDA”), Enterprise Value to Last-Twelve-Months Revenue (“EV/LTM Revenue”), and Enterprise Value to Last-Twelve-Months EBITDA (“EV/LTM EBITDA”) multiples, as reported in the most recent public filings and consensus research estimates available as of the Access Date. ERShares observed the following approximate ranges:

•        EV/NTM Revenue:    3.21x to 4.50x

•        EV/NTM EBITDA:    18.56x to 19.83x

•        EV/LTM Revenue:    3.15x to 4.61x

•        EV/LTM EBITDA:    21.15x to 23.93x

ERShares calculated representative multiple ranges using the mean and median of the above metrics and applied these ranges to the Company-provided management projections for revenue and EBITDA for fiscal year 2026. As the 2026 projections included revenue and EBITDA accretion associated with anticipated acquisition activity, ERShares also evaluated the valuation indications assuming such acquisitions were not completed.

Application of these selected multiple ranges resulted in an implied enterprise value range for PAD of approximately $227 million to $554 million. ERShares compared this implied valuation range to the proposed pre-money enterprise value of approximately $317 million.

As an additional analytical reference, ERShares reviewed the highest and lowest revenue multiples observed among the broader comparable universe. ERShares noted a high multiple of approximately 9.63x on NTM revenue and a low multiple of approximately 0.7x on LTM revenue. Applying these extreme values to the PAD-provided asset base produced an implied enterprise value range of approximately $50 million to $1.18 billion. ERShares used this broad range solely as a high-level boundary check for reasonableness. ERShares did not rely on these extreme multiples in forming its valuation conclusion.

Based on this analysis and comparison, ERShares concluded that the implied enterprise value of PAD derived from the GCM Analysis fell within the range parameters indicated by the selected peers. On that basis, ERShares concluded that the proposed transaction consideration was fair, from a financial point of view, to FACT and the FACT Shareholders, under this methodology.

Proxy Guideline Company Analysis

As a supplementary analytical reference within the broader GCM Companies Group, ERShares also reviewed a subset of two publicly traded companies that it considered to exhibit margin characteristics and earnings quality most closely aligned with the Company. From the broader universe described above, ERShares selected Howmet Aerospace Inc. and HEICO Corporation as additional proxy peers due to their similar operating profiles and financial performance relative to PAD.

ERShares noted that both companies operate highly engineered, mission-critical aerospace component businesses with sustained net income margins that closely bracket PAD’s current and projected performance levels. ERShares further observed that Howmet Aerospace provides a relevant benchmark for precision manufacturing scale, vertical integration, and operational efficiency, while HEICO Corporation reflects a diversified aerospace components model with meaningful aftermarket exposure and high-margin engineered product lines.

ERShares calculated representative multiple ranges using the mean and median of the above metrics and applied these ranges to the PAD-provided management projections for revenue and EBITDA for fiscal year 2026. As the 2026 projections included revenue and EBITDA accretion associated with anticipated acquisition activity, ERShares also evaluated the valuation indications assuming such acquisitions were not completed.

Application of these selected multiple ranges resulted in an implied enterprise value range for PAD of approximately $493 million to $1.13 billion, which ERShares compared to the proposed pre-money enterprise value of approximately $317 million.

ERShares considered this subset solely as an additional qualitative and quantitative reference point in assessing the reasonableness of PAD’s projected profitability profile within the broader aerospace and defense supplier landscape. This supplemental comparison did not constitute a separate valuation methodology, nor was it independently determinative of the Opinion.

Guideline Transaction (“GTM”) Analysis

The GTM Analysis is a market method examining comparable transactions based on ERShares’ review and analysis of publicly available data (sourced through the subscription database Pitchbook) about initial public offerings, M&A and Buyout/LBO. Within these guidelines, the following factors were considered in determining the appropriateness of transactions for inclusion in the GTM Analysis carried out by ERShares: (i) sector; (ii) deal completion/announced; and (iii) deal status. Utilizing the criteria set forth above, ERShares identified 6 guideline transactions (the “GTM Guideline Transactions” and collectively, the “Guideline Transactions Group”) that ERShares considered relevant for comparative purposes, though, as described below, none of the selected transactions has characteristics identical to the proposed Business Combination or involves businesses that are identical to the Company. The categories of transactions used by ERShares as criteria for inclusion in the Guideline Transactions Group can be summarized as follows, based on information accessed by ERShares through Pitchbook on November 23, 2025:

The GTM Guideline Transactions are as follows:

• TriMas Aerospace • Nasmyth Group • Ekoscan Integrity	• Evident Inspection Technologies • Kencoa Aerospace • Dexon Technology

•        Business Products and Services Sector:    ERShares focused on transactions involving companies falling in the Pitchbook Industries and Verticals Business Products and Services Sector, specifically in the commercial products, computer hardware and commercial services group, primarily focused on the aerospace industry which it considered most likely to encompass companies that have similarities to PAD in terms of operation characteristics and trajectories.

•        Generating Revenues:    Among transactions falling into the Business Products and Services (Aerospace) category, ERShares selected transactions involving privately owned companies generating revenues. ERShares considered these types of transactions to be similar to the proposed Business Combination, given the similarities these companies had to the characteristics of PAD.

•        Guideline Transaction Date:    Among the Business Products and Services (Aerospace) category, EntrepreneurShares selected transactions consummated/announced after January 1, 2023 (“Recent Guideline Transaction Dates”), as EntrepreneurShares considered these transactions to be of greater potential relevance to a GTM Analysis than transactions consummated during prior periods due to market conditions and other factors relevant to Business Products and Services (aerospace) companies transactions generally.

For each of the companies listed above, ERShares reviewed the Enterprise Value to Revenue (“EV/Revenue”) and Enterprise Value to EBITDA (“EV/EBITDA”) multiples, as reported in the pitchbook research estimates available as of the Access Date. ERShares observed the following approximate ranges:

•        EV/Revenue:    2.53x to 3.11x

•        EV/EBITDA:    14.08x to 16.00x

ERShares calculated representative multiple ranges using the mean and median of the above metrics and applied these ranges to the PAD-provided management projections for revenue and EBITDA for fiscal year 2026. As the 2026 projections included revenue and EBITDA accretion associated with anticipated acquisition activity, ERShares also evaluated the valuation indications assuming such acquisitions were not completed.

Application of these selected multiple ranges resulted in an implied enterprise value range for PAD of approximately $179 million to $323 million. ERShares compared this implied valuation range to the proposed pre-money enterprise value of approximately $317 million.

As an additional analytical reference, ERShares reviewed the highest and lowest revenue multiples observed among the broader comparable universe. ERShares noted a high multiple of approximately 23.19x on EBITDA and a low multiple of approximately 0.31x on revenue. Applying these extreme values to the PAD-provided asset base produced an implied enterprise value range of approximately $22 million to $557 million. ERShares used this broad range solely as a high-level boundary check for reasonableness. ERShares did not rely on these extreme multiples in forming its valuation conclusion.

Based on this analysis and comparison, ERShares concluded that the implied enterprise value of PAD derived from the GTM Analysis fell within the range parameters indicated by the selected peers. On that basis, ERShares concluded that the proposed transaction consideration was fair, from a financial point of view, under this methodology.

Miscellaneous

The foregoing summary of certain financial analyses does not purport to be a complete description of the analyses or data presented by ERShares and is qualified in its entirety by reference to the full text of the Opinion, which is as attached as Annex K to this proxy statement/prospectus. In connection with the evaluation of the Transaction Consideration, ERShares performed a variety of financial and comparative analyses for the purpose of rendering the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary descriptions. In arriving at its opinion, ERShares considered the results of all analyses as a whole and did not form a conclusion based on any single analysis. Rather, ERShares made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, ERShares may have given certain analyses and factors more or less weight than others and may have determined certain assumptions more or less probable than others. As a result, the range of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of ERShares with respect to the actual value or potential future value of PAD. Further,

ERShares’ analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of FACT, PAD or their respective officers, managers and advisors. All projections, estimates, or valuations contained herein are illustrative and inherently subject to significant economic, market, and regulatory uncertainties. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the Opinion.

The Opinion is addressed solely to the board of directors of FACT (in its capacity as such) and is provided for their information and use in evaluating the proposed Business Combination. The Opinion is not intended to be and does not constitute a recommendation to any shareholder or any other person as to how to vote or act with respect to the Business Combination or any related matter, and may not be disclosed, referred to, or relied upon by any other person without the prior written consent of ERShares, except as otherwise required by law. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. The results, information and estimates contained in these analyses are not intended to be, and should not be interpreted or construed as, indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Furthermore, ERShares’ analysis is dependent entirely on information, that was provided to ERShares by PAD, without independent verification by ERShares. Illustrative information, business plans, prospects and other information that was used in, and the results derived from, ERShares’ analyses are inherently subject to substantial uncertainty, and ERShares assumes no responsibility if future results are materially different.

In connection with its engagement, ERShares received the following compensation. FACT agreed to pay ERShares a fee of $75,000. $10,000 of the fee was paid upon commencement of the engagement and $65,000 of the fee was paid upon delivery of the oral opinion. The fee was not contingent upon the conclusion reached in the Opinion or the successful completion of the Business Combination.

Sources and Uses of Proceeds

The following table summarizes the anticipated sources and uses of funds in the Business Combination. Such table is for illustrative purposes only. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.

Sources and Uses of Proceeds (50% Redemptions Scenario) (in millions)

Sources ($ in millions):		Uses:
Precision Aerospace & Defense Group Rollover Equity(1)	$123.9	Precision Aerospace & Defense Group Rollover Equity(1)	$123.9
FACT II & Affiliates Rollover Equity	37.4	FACT II & Affiliates Rollover Equity	37.4
Preferred Equity Conversion	9.2	Preferred Equity Conversion	9.2
Proceeds from BC Partners Term Loan	50.0	Cash Redemptions to Preferred Shareholders	8.2
Proceeds from Financing and Trust Account	166.0	Acquisition Costs	74.8
		Transaction Expenses	14.4
Equity to Fund Acquisitions	54.5	Equity to Fund Acquisitions	54.5
		Cash to Balance Sheet	118.6
Total Sources	$441.0	Total Uses	$441.0

____________

(1)      Assumes Merger Consideration of approximately $123,882,910 payable in shares of New PAD Common Stock to the PAD Stockholders at Closing.

Satisfaction of 80% Test

It is a requirement under Nasdaq rules that FACT completes one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of FACT’s signing a definitive agreement in connection with its initial business combination.

As of the date of the execution of the Business Combination Agreement, the balance of funds in the Trust Account was approximately $183.2 million, plus taxes payable on the income earned on the Trust Account, and 80% thereof was approximately $146.6 million. Based on the implied pre-money equity value of PAD of approximately $133.1 million with another $54.5 million of equity to fund acquisitions (or approximately $136.9 million adjusted using the treasury share method to account for currently outstanding options and the exclusion of approximately $20 million in unallocated shares under PAD’s existing incentive plan)], the FACT Board determined that such requirement was met. In light of the financial background and experience of the members of FACT’s management team and the FACT Board, the FACT Board believes that the members of FACT’s management team and FACT Board are qualified to determine whether the Business Combination meets the 80% test.

Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination

In considering the recommendation of the FACT Board to vote in favor of approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal, the Charter Proposal, the Incentive Plan Proposal, the Director Election Proposal and the Adjournment Proposal, FACT Shareholders should keep in mind that the Sponsor, Sponsor HoldCo, and FACT’s directors and executive officers, and entities affiliated with them, have interests in such proposals that are different from, or in addition to, the interests of unaffiliated FACT Shareholders. Further, FACT’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information About FACT — Conflicts of Interest.” We believe that there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The FACT Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the EGM, including the Business Combination Proposal. FACT Shareholders should take these interests into account in deciding whether to approve the proposals presented at the EGM, including the Business Combination Proposal. These interests include, among other things:

•        the fact that the Sponsor HoldCo holds 5,613,333 Founder Shares that were initially purchased for an aggregate of $25,000 (reflecting the forfeiture of 875,000 Founder Shares by Sponsor HoldCo due to the over-allotment option of the underwriters in connection with FACT’s IPO not being exercised), and such shares will have a significantly higher value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per FACT Class A Share on Nasdaq on [•], 2025. FACT estimates that, at the Closing, the Sponsor will hold an aggregate of [•] shares of New PAD Common Stock issued upon the conversion of such Founder Shares (assuming the [•] Redemptions Scenario and the surrender and forfeiture of [•] Sponsor HoldCo Forfeited Shares and no surrender and forfeiture of Sponsor HoldCo Contributed Shares), which, if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the FACT Class A Shares on [•], 2025. However, given that such shares of New PAD Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, FACT believes such shares have less value;

•        the fact that each of FACT’s independent directors holds 30,000 Founder Shares, which shares were transferred to such persons by the Sponsor in connection with their service to FACT, and such shares will have value at the time of the Business Combination, estimated at approximately $[•] based on the closing price of $[•] per FACT Class A Share on Nasdaq on [•], 2025. FACT estimates that, at the Closing, FACT’s independent directors and its advisor will hold [•] shares of New PAD Common Stock each, which, if unrestricted and freely tradeable, would be valued at approximately $[•], based on the $[•] closing price of the FACT Class A Shares on [•], 2025. However, given that such shares of New PAD Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, FACT believes such shares have less value;

•        the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Sponsor and FACT’s independent directors and advisor are likely to be able to make a substantial profit on their investment in FACT even at a time when the New PAD Common Stock has lost significant value. Accordingly, the economic interests of the Sponsor and FACT’s independent directors and advisor diverge from the economic interests of Public Shareholders because the Sponsor and FACT’s independent directors and advisor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share;

•        the fact that the Sponsor HoldCo holds 440,000 Private Placement Units (including 325,000 restricted FACT Class A Shares), initially purchased for $10.00 per share in a private placement that occurred simultaneously with the closing of FACT’s IPO, which will then automatically convert at the effective time of the Domestication into an equal number of shares of New PAD Common Stock. FACT estimates that, at the Closing, if unrestricted and freely tradeable, such units would be valued at approximately $[•], based on the $[•] closing price of the FACT Class A Shares on [•], 2025. However, given that such shares of New PAD Common Stock will be subject to certain restrictions, including those described elsewhere in this proxy statement/prospectus, FACT believes such shares have less value;

•        the fact that Sponsor, Sponsor HoldCo, and FACT’s directors and advisor who own FACT Ordinary Shares have each waived their right to redeem any FACT Ordinary Shares held by them in connection with the shareholder vote to approve the Business Combination;

•        the fact that, if FACT were to liquidate rather than complete an initial business combination, the Sponsor and Sponsor HoldCo will lose their entire investment in FACT, which totals approximately $4,425,000 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares and the $4,400,000 purchase price for the Private Placement Units and Private Placement Securities purchased by Sponsor in the Private Placement. The potential loss of this investment may have incentivized Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

•        the fact that, if the Trust Account is liquidated, including in the event FACT is unable to complete an initial business combination within the completion window, the Sponsor and Sponsor HoldCo has agreed that it will be liable to FACT if and to the extent any claims by a third party for services rendered or products sold to FACT, or a prospective target business with which FACT has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by FACT’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that, pursuant to the Registration Rights Agreement, the Sponsor, Sponsor HoldCo, and FACT’s independent directors and advisor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the New PAD Common Stock following the consummation of the Business Combination. FACT estimates that the Sponsor, Sponsor HoldCo, and FACT’s independent directors and advisor will hold an aggregate of [•] shares of New PAD Common Stock subject to registration rights, assuming the [•] Redemptions Scenario, the surrender and forfeiture of [•] Sponsor HoldCo Forfeited Shares and no surrender and forfeiture of Sponsor HoldCo Contributed Shares, and using a Redemption Price of approximately $[•];

•        the fact that the FACT Articles contain a waiver of the corporate opportunity doctrine, and there could have been business combination targets that would have been appropriate for a combination with FACT but were not offered due to a FACT director’s duties to another entity. FACT does not believe that the waiver of the corporate opportunity doctrine in the FACT Articles interfered with its ability to identify an acquisition target; and

•        the continued indemnification of former and current directors and officers of FACT, Sponsor and Sponsor HoldCo and the continuation of directors’ and officer’s liability insurance after the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Cayman Islands law. We believe, however, that there were no such corporate opportunities presented to our directors and officers that were not presented to FACT, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About FACT — Conflicts of Interest.”

Compensation to be Received by the Sponsor, Sponsor HoldCo, and FACT’s Officers and Directors in Connection with the Business Combination

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, Sponsor HoldCo, and FACT’s officers and directors in connection with the Business Combination.

	Securities to be Received	Other Compensation
The Sponsor	Assuming the [•] Scenario: [•]

Reimbursement for loans and advances to FACT; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

Sponsor HoldCo	Assuming the [•] Scenario: [•]	Reimbursement for loans and advances to FACT; no such amounts are outstanding as of the date of this proxy statement/prospectus. Continued indemnification after the Business Combination.
FACT Independent Directors

Each will receive 30,000 shares of New PAD Common Stock upon the exchange of 30,000 FACT Class B Shares held by them in the Domestication, which shares were issued to them as consideration for services rendered to FACT.

Reimbursement for loans and advances to FACT; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

	Securities to be Received	Other Compensation
FACT Executive Chairman

Will receive 130,000 shares of New PAD Common Stock upon the exchange of 130,000 FACT Class B Shares held by him in the Domestication, which shares were issued as consideration for services rendered to FACT.

Reimbursement for loans and advances to FACT; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

The securities to be issued to the Sponsor, Sponsor HoldCo, and FACT’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders. FACT’s independent directors are not members of the Sponsor and are not affiliates of Sponsor HoldCo. None of the funds in the Trust Account will be used to compensate our officers or directors. Except for administrative services fees paid or to be paid to the Sponsor, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, Sponsor HoldCo, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. However, as detailed above, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor, Sponsor HoldCo, and FACT’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders.

Certain Engagements in Connection with the Business Combination

FACT engaged BTIG and CHC as co-placement agents, and named CCM and CHC as financial advisors, and CCM and Seaport as capital markets advisors. For more information, see “Questions and Answers About the Business Combination — What underwriting and placement agency fees are payable in connection with the Business Combination?”

In addition, each of BTIG, CCM, CHC and Seaport is a securities firm engaged in a wide range of activities for its own accounts and the accounts of others including securities underwriting, trading and brokerage activities, financing, investment banking and management, prime brokerage, individual wealth management, commodities and derivatives trading, foreign exchange, and financial advisory services. Each of BTIG, CCM, CHC and Seaport (and each their respective affiliates, directors and officers), in the course of their business, may, for its own account or the accounts of others, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, in any of the Company’s or any other company’s debt or equity securities or loans or any related derivative instrument. In addition, at any given time each of the placement agents and/or any of their affiliates may have been and/or could be engaged by one or more entities that may be competitors with, or otherwise adverse to, the Company in matters unrelated to any proposed transaction.

PAD’s Reasons for the Business Combination

The PAD Board evaluated a range of strategic alternatives to support PAD’s long-term growth, capital needs, and stockholder value. After consideration of the Business Combination Agreement and the terms of the Merger, including consultation with independent financial and legal advisors, the PAD Board adopted resolutions (i) determining that the Merger is in the best interests of PAD’s stockholders and recommending, authorizing and approving the Merger and (ii) ratifying, confirming, and approving PAD’s entry into the Business Combination Agreement.

In reaching its decision to recommend and approve the Merger and ratify PAD’s entry into the Business Combination Agreement, the PAD Board consulted with PAD’s management, as well as its financial and legal advisors, and considered a number of factors, including:

i.       the Merger will expand both PAD’s access to capital and the range of investors potentially available to it as a public company, compared to the investors to which PAD could otherwise have access if it continued to operate as a privately-held company;

ii.      PAD’s expected cash resources, its need for additional capital and the potential infusion of capital at Closing from anticipated simultaneous closing of equity and/or debt financings;

iii.     the ability to use the publicly traded New PAD Common Stock as consideration for the acquisitions that PAD is currently contemplating as well as to attract talent and engage in additional strategic transactions going forward, which the PAD Board views as key to scaling in a competitive market;

iv.      the PAD Board’s belief that the Merger, in light of PAD’s prior efforts with respect to conducting an initial public offering during 2024, provides a viable public listing strategy and access to available capital, and addresses the risk of the potential lack of an available market for an initial public offering at a later date;

v.       the PAD Board’s belief that a de-SPAC structure to raising capital mitigates execution risk because the transaction’s valuation and financing commitments are negotiated and secured in advance of closing, whereas a traditional initial public offering is priced immediately before trading and can be affected by short-term market volatility;

vi.     the PAD Board’s belief that the transaction with FACT in particular will benefit PAD and New PAD by providing access to the Sponsor’s capital markets expertise, introductions to potential investors that are current investors and/or contacts of the Sponsor, and support in transitioning to public company operations; and

vii.    that the Merger will provide PAD’s existing stockholders both liquidity opportunities and ongoing ownership in a well-capitalized public company, and the likelihood of available alternatives (including continuing as a privately held company, attempting an initial public offering again either currently or at a later date, or being acquired by another entity, and the associated risks of delay, non-consummation or unavailability thereof) offering stockholders a comparable outcome.

The PAD Board also considered a number of uncertainties and risks concerning the Merger, including the following:

i.       the possibility that the Merger might not be completed in a timely manner or at all, and the potential adverse effect of the public announcement of the Merger on PAD’s reputation and its ability to obtain financing in the future in the event that the Merger is not completed;

ii.      the costs involved in connection with completing the Merger, the time and effort of PAD’s management required to complete the Merger, the related disruptions or potential disruptions to PAD’s business operations and future prospects, and related administrative challenges associated with combining the companies;

iii.     the additional expenses and obligations to which PAD’s business will be subject following the Merger that PAD has not previously been subject to, and the operational changes to PAD’s business, in each case that may result from being a public company;

iv.      the risk that the current FACT Shareholders can redeem their FACT Class A Shares for cash in connection with the consummation of the Merger, thereby reducing the amount of cash available to New PAD following the consummation of the Merger; and

v.       the possibility of litigation challenging the Merger.

The foregoing discussion of the factors considered by the PAD Board is not intended to be exhaustive but, rather, includes the material factors considered by the PAD Board. In reaching its decision to ratify and approve PAD’s entry into the Business Combination Agreement and recommend, authorize and approve the Merger, the PAD Board did not quantify or assign any relative weights to the factors considered and individual directors may have given different weights to different factors. The PAD Board considered all these factors as a whole, including discussions with, and questioning of, PAD’s management and financial and legal advisors, concluded that the potentially negative factors associated with the Merger were outweighed by the potential benefits that it expected that the PAD Stockholders would receive as a result of the Merger and, overall, considered these factors to be favorable to and to support its determination.

Interests of PAD’s Directors and Officers in the Business Combination

PAD’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of the PAD Stockholders generally.

These interests include the interests listed below:

•        PAD’s executive officers are expected to become executive officers of New PAD upon the Effective Time. Specifically, Brent Borden, who is the Chief Executive Officer of PAD, is expected to become the Chief Executive Officer of New PAD and Joseph Thiewes, who is the Chief Financial Officer of PAD, is expected to become the Chief Financial Officer of New PAD, in each case upon the Effective Time. In each case, they are expected to continue to receive the same compensation and benefits, including substantially similar equity awards, as they currently receive under their existing employment agreements with PAD and, pursuant to the terms of the Business Combination Agreement, will enter into employment agreements with New PAD to this effect.

•        Upon the Effective Time, [•].

•        Each member of the PAD Board holds options to purchase 20,833 PAD Shares at $5.00 per share, which will be converted into New PAD Options.

•        David Lawrence, a member of the PAD Board, is the Manager and former owner of PAD’s Aerodyn subsidiary, and pursuant to PAD’s agreement with him will receive, upon consummation of the Business Combination, approximately 1,125,000 shares of New PAD Common Stock and $34,515,000 in cash.

In addition, PAD’s Chief Financial Officer, Joseph Thiewes, and three of PAD’s Directors own shares of PAD Preferred Stock, which will be converted into the right to receive shares of New PAD Common Stock and $5.00 cash per share, upon consummation of the Business Combination, as follows:

•        Joseph Thiewes — 5,000 shares of PAD Series C Preferred Stock.

•        Larry Thompson — 10,000 shares of PAD Series A Preferred Stock, 30,000 shares of PAD Series C Preferred Stock and 16,000 shares of PAD Series D Preferred Stock.

•        Glennon Argenbright — 40,000 shares PAD Series C Preferred Stock.

•        Maynard J. Hellman — 20,000 shares of PAD Series C Preferred Stock.

Further, certain of PAD’s directors are holders of, and/or are affiliated with entities that are holders of, PAD equity interests and in such capacity will be entitled to receive the applicable portion of the Merger Consideration payable to all holders of such equity interests pursuant to the terms of the Business Combination Agreement.

Expected Accounting Treatment for the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP as PAD has been determined to be the accounting acquirer under all redemptions scenarios presented. Under this method of accounting, FACT, the legal acquirer, will be treated as the accounting acquiree for financial reporting purposes, and PAD, the legal acquiree, will be treated as the accounting acquirer. Accordingly, the consolidated assets, liabilities, and results of operations of PAD will become the historical financial statements of New PAD, and

FACT’s assets, liabilities, and results operations will be consolidated with PAD’s starting from the Closing Date. For accounting purposes, the financial statements of New PAD will represent a continuation of the financial statements of PAD, with the Business Combination being treated as the equivalent of PAD issuing stock for the net assets of FACT, accompanied by recapitalization. The net assets of FACT will be stated at historical carrying values, and no goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be presented as those of PAD in future final reporting of New PAD.

PAD was determined to be the accounting acquirer under all of the redemptions scenarios presented based on the evaluation of the following facts and circumstances:

•        PAD is the larger entity based on the presence of substantive operations and employee base and will assume the ongoing operations of the New PAD;

•        PAD Stockholders will have the greatest voting interest that ranges from [•]% to [•]% in New PAD under various redemptions scenarios;

•        PAD’s existing stockholders will have the greatest ability to influence decisions regarding the election and removal of New PAD’s board of directors;

•        PAD will hold a majority of New PAD’s Directors;

•        PAD’s operations prior to the acquisition will comprise the only ongoing operations of New PAD;

•        PAD’s senior management will comprise the senior management of New PAD;

•        New PAD will assume PAD’s name;

•        PAD’s headquarters will become New PAD headquarters; and

•        FACT does not meet the definition of a business.

The final allocation of consideration payable to PAD equity holders will be determined upon the completion of the Business Combination and related events and could differ materially from the four scenarios presented.

The Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties, and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules of PAD (the “PAD Disclosure Schedules”) and the disclosure schedules of FACT (the “FACT Disclosure Schedules”), that are not filed publicly and that are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about the FACT, PAD, or any other matter.

Merger Consideration

The Merger Consideration to be issued and paid to the PAD Stockholders in connection with the Merger shall consist of the following: (i) each PAD Share that is issued and outstanding immediately prior to the Effective Time (other than any treasury shares and dissenting shares) will be automatically canceled and converted into the right to receive a number of Public Shares equal to 12,388,291 divided by the number of PAD Shares issued and outstanding immediately prior to the Effective Time; (ii) each share of PAD Series A Preferred Stock (other than the treasury and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of the PAD Series A Preferred Stock, and (B) a number of Public Shares equal to 621,500 divided by the number of shares of PAD Series A Preferred Stock, PAD Series B Preferred Stock and PAD Series C Preferred Stock issued and outstanding immediately prior to the Effective Time; (iii) each share of PAD Series B Preferred Stock (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series B Preferred Stock, and (B) the Per Share Series A-C Preferred Stock Consideration; (iv) each share of PAD Series C Preferred Stock (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series C Preferred Stock, and (B) the Per Share Series A-C Preferred Stock Consideration; (v) each share of PAD Series D Preferred Stock (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series D Preferred Stock, and (B) a number of Public Shares equal to 300,000 divided by the number of shares of PAD Series D Preferred Stock issued and outstanding immediately prior to the Effective Time; (vi) each PAD Option that is outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into an option to purchase Public Shares upon the same terms and conditions as are in effect with respect to such PAD Option immediately prior to the Effective Time.

In addition, as discussed below in “Information About PAD,” PAD has entered into agreements to acquire three companies, Western Professional, Inc., Rompec Aerospace, Inc. and J & T Investments, LLC, d/b/a Pro-Con Manufacturing; PAD is also negotiating acquisition agreements with Diagnostic Solutions International, LLC and one other company (collectively, the “Pending Acquisitions”). The Business Combination Agreement also permits PAD (or its subsidiaries) to enter into agreements with respect to additional acquisitions (the “Company Acquisitions” and, together with the Pending Acquisitions, the “Specified Acquisitions”) before the Closing, as long as the number of shares of New PAD Common Stock issuable with respect to the Specified Acquisitions (the “Acquisition Shares”), regardless of whether they would be consummated before or after the Closing, would not exceed 5,447,084. With respect to the Specified Acquisitions, the Business Combination Agreement provides that (i) if any Specified Acquisition is consummated on or before the Closing Date, the Acquisition Shares issuable in respect of such Specified Acquisition will be issued to the applicable recipient pursuant to the terms of the definitive agreement(s) providing for such Specified Acquisition, and (ii) if any Specified Acquisition has not been consummated on or before the Closing Date, the Acquisition Shares issuable pursuant to the terms of the definitive agreement(s) providing for such Specified Acquisition shall not be issued and shall be issued only upon the consummation, if any, of such Specified Acquisition and in accordance with the terms of the definitive agreements providing for such Specified Acquisition. As a result, any shares of New PAD Common Stock issued in respect of a Specified Acquisition will be in addition to, and will not reduce, the number of shares of New PAD Common Stock otherwise issuable to the PAD Stockholders pursuant to the Merger.

Sponsor Additional Consideration and Performance Bonus Shares

At the Closing, New PAD will issue or allocate to Sponsor HoldCo (i) 3,300,000 shares of New PAD Common Stock, minus (ii) the number of FACT Class A Shares held by Sponsor HoldCo immediately prior to Closing, including such FACT Class A Shares issuable upon the conversion or exchange of any other securities of FACT issued to the Sponsor at the IPO.

Additionally, at the Closing, New PAD will set aside 1,200,000 shares of New PAD Common Stock for issuance (the “Sponsor Performance Bonus Shares”), subject to the following milestones:

•        upon the date on which Sponsor HoldCo or any of its representatives secures research coverage for PAD, so long as the date on which such research coverage is obtained is prior to the later of (i) the date that is 180 days after the Closing Date or (ii) the date on which the New PAD files its second periodic report on Form 10-Q or Form 10-K after the Closing Date (the “Triggering Event I”), a one-time issuance of 300,000 Sponsor Performance Bonus Shares (as equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to Sponsor Performance Bonus Shares, occurring on or after the Closing but prior to Triggering Event I);

•        upon the date on which the volume-weighted average trading sale price of one Sponsor Performance Bonus Share on The Nasdaq Capital Market (or such other Exchange on which the FACT Class A Shares or the FACT Common Stock, as applicable, is then listed) is greater than or equal to $15.00 (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the Sponsor Performance Bonus Shares occurring on or after the Closing) for any 20 trading days within any 30 consecutive trading day period within the five years following the Closing Date but after the expiration period applicable to restrictions on the transfer of Sponsor Performance Bonus Shares set forth in the Sponsor Lock-Up Agreement, a one-time issuance of such number of Sponsor Performance Bonus Shares equal to the quotient of $4,500,000 divided by $15.00, which equates to 300,000 Sponsor Performance Bonus Shares; and

•        a one-time issuance of (i) 300,000 Sponsor Performance Bonus Shares if, after the exercise of the redemption rights by the Public Shareholders, the Trust Account has a balance of not less than $35.0 million as of the Closing or (ii) 600,000 Sponsor Performance Bonus Shares if, after the exercise of the redemption rights by the Public Shareholders, the Trust Account has a balance of not less than $70.0 million, in each case after giving effect to the Business Combination.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of PAD, FACT, and Merger Sub, certain of which are qualified by materiality and material adverse effect and knowledge and, as applicable, are further modified and limited by the Disclosure Schedules. The representations and warranties of FACT are also qualified by information included in FACT’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of PAD

The Business Combination Agreement contains representations and warranties made by PAD to FACT relating to a number of matters pertaining to PAD, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Business Combination Agreement and PAD Disclosure Schedules:

•        organization, qualification to do business, good standing and corporate power of PAD;

•        power and authority to execute, deliver and perform its obligations under the Business Combination Agreement and the ancillary agreements;

•        capitalization of PAD;

•        subsidiaries of PAD;

•        governmental and regulatory consents required in connection with the execution of the Business Combination Agreement or the ancillary agreements or the consummation of the Business Combination;

•        relevant information from PAD to determine that no pre-merger filing is necessary under the HSR Act;

•        absence of conflicts with organizational documents, applicable laws or certain agreements and instruments and the absence of liens as a result of entering into the Business Combination Agreement or the ancillary agreements or consummating the Business Combination;

•        financial statements of PAD;

•        absence of any changes constituting a Material Adverse Effect;

•        compliance in all material respects with applicable laws;

•        necessary license and permits of PAD;

•        absence of any current or pending litigation against PAD;

•        matters relating to material contracts of PAD;

•        matters relating to indebtedness of PAD;

•        matters relating to the intellectual property of PAD;

•        tax matters of PAD;

•        internal accounting controls of PAD;

•        matters relating to real property, personal property and assets of PAD;

•        employee and employment matters (including employee benefits) of PAD;

•        compliance with environmental laws;

•        related party transactions of PAD;

•        matters relating to PAD’s insurance;

•        matters relating PAD’s top customers, vendors and suppliers;

•        matters relating to cybersecurity and the protection of personal data;

•        compliance of anti-corruption laws, sanctions laws, export control laws, and international trade control laws of various jurisdictions;

•        that PAD is not an investment company within the meaning of the Investment Company Act;

•        broker’s and finder’s fees incurred by PAD related to the Business Combination; and

•        matters relating to government contracts of PAD.

Representations and Warranties of FACT and Merger Sub

The Business Combination Agreement contains representations and warranties made by FACT and Merger Sub to PAD relating to a number of matters pertaining to FACT and Merger Sub, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Business Combination Agreement and FACT Disclosure Schedules:

•        organization, qualification to do business, good standing and corporate power of FACT and Merger Sub;

•        power and authority to execute, deliver and perform their obligations under the Business Combination Agreement and the ancillary agreements;

•        governmental and regulatory consents required in connection with the execution of the Business Combination Agreement or the ancillary agreements or the consummation of the Business Combination;

•        relevant information from FACT to determine that no pre-merger filing is necessary under the HSR Act;

•        absence of conflicts with organizational documents, applicable laws or certain agreements and instruments and the absence of liens as a result of entering into the Business Combination Agreement or the ancillary agreements or consummating the Business Combination;

•        capitalization of FACT and Merger Sub;

•        FACT’s internal control over financial reporting;

•        compliance of SEC filings with applicable laws and SEC rules and requirements, as well as financial statements;

•        absence of any changes constituting a Material Adverse Effect;

•        FACT’s compliance with applicable laws;

•        necessary license and permits of FACT;

•        tax matters of FACT;

•        employee and employment matters (including employee benefits) of FACT;

•        matters relating to intellectual property, real property, personal property and assets of FACT;

•        matters relating to material contracts of FACT;

•        related party transactions of FACT;

•        that FACT is not an investment company within the meaning of the Investment Company Act;

•        broker’s and finder’s fees of FACT related to the Business Combination;

•        compliance of anti-corruption laws, sanctions laws, export control laws, and international trade control laws of various jurisdictions;

•        matters relating to FACT’s insurance;

•        absence of any current or pending litigation against FACT; and

•        balance in the Trust Account, arrangements and contracts pertaining to the Trust Account, and effects of the Business Combination on the Trust Account.

Material Adverse Effect

Under the Business Combination Agreement, certain of the representations and warranties of PAD, FACT and Merger Sub are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, “Material Adverse Effect” means any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, results of operations or financial condition of such entity and its subsidiaries, taken as a whole, or (ii) the ability of such entity or any of its subsidiaries to consummate the Business Combination or to perform its obligations under the Business Combination Agreement or the Ancillary Documents to which it is or will be party; provided, however, that for purposes of clause (i) above, any fact, event, occurrence, change or effect directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, facts, events, occurrences, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may or would have occurred a Material Adverse Effect:

(i)     general global, national, regional, state or local changes in the financial or securities markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets) or general economic or political or social conditions in the country or region in which such entity or any of its subsidiaries do business;

(ii)    changes, conditions or effects that generally affect the industries in which such entity or any of its subsidiaries operate;

(iii)   changes or proposed changed in U.S. GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements (or any interpretation thereof) applicable to any industry in which such entity and its subsidiaries principally operate;

(iv)   conditions caused by acts of God, epidemic, pandemics (including COVID-19 or any mutation or variation thereof, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of the Business Combination Agreement), terrorism, war (whether or not declared), natural or man-made disaster (including fires, flooding, earthquakes, hurricanes and tornados), civil unrest, terrorism or other force majeure or comparable events;

(v)    any failure in and of itself by such person and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein);

(vi)   changes attributable to the public announcement or pendency of the transactions (including the impact thereof on relationships with customers, suppliers or employees);

(vii)  changes or proposed changes in applicable law (or any interpretation thereof) after the date of the Business Combination Agreement;

(viii) any actions required to be taken, or required not to be taken, pursuant to the terms of the Business Combination Agreement;

(ix)   in respect of PAD, any action taken by, or at the written request of, FACT and in respect of FACT, any action taken by, or at the written request of, PAD; or

(x)    with respect to FACT, the consummation and effects of the right to redeem all or a portion of its FACT Class A Shares (in connection with the Business Combination or otherwise) as set forth in the FACT Articles;

provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)-(iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such entity and its subsidiaries, taken as a whole, compared to other participants in the industries and geographic location in which such person or any of its subsidiaries conducts its businesses (in which case only the incremental disproportionate impact may be taken into account). Notwithstanding the foregoing, with respect to FACT, the aggregate amount redeemed pursuant to redemption rights shall not be deemed to be a Material Adverse Effect on FACT.

Survival of Representations and Warranties

Except as expressly provided the Business Combination Agreement or in the case of a fraud claim against a person, none of the representations, warranties, covenants, obligations or other agreements in the Business Combination Agreement or in any other certificate, statement or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, will survive the Closing (and there will be no liability after the Closing in respect thereof), except for those covenants and agreements contained therein that by their terms expressly apply in whole or in part after at or after the Closing, and then only in respect to any breaches occurring at or after the Closing.

Covenants and Agreements

Conduct of Business of PAD

PAD has agreed that from the date of the Business Combination Agreement through the earlier of the termination of the Business Combination Agreement or the Closing Date (the “Interim Period”), it will, subject to certain specified exceptions, including as set forth on PAD Disclosure Schedules, by obtaining prior consent of FACT (which consent may not be unreasonably withheld, conditioned or delayed) or as required by applicable law:

(i)     conduct its business, in all material respects, in the ordinary course of business;

(ii)    comply in all material respects with all laws applicable to it and its business and assets; and

(iii)   preserve intact, in all material respects, its business organization, keep available the services of its managers, directors, officers, employees and consultants, preserve intact in all material respects the possession, control and condition of its material assets, and preserve intact in all material respects its relationships with all material customers and suppliers, in each case consistent with the ordinary course of business; provided that no action or inaction by PAD with respect to matters specifically addressed by clauses (i) through (xxii) described below shall be deemed a breach of the foregoing unless such action or inaction would constitute a breach of such specific provision of (i) through (xxiv) described below.

During the Interim Period, PAD also agreed not to, and to cause its subsidiaries not to, subject to certain specified exceptions, including as set forth on the PAD Disclosure Schedules, by obtaining prior consent of FACT (which consent may not be unreasonably withheld, conditioned or delayed) or as required by applicable law:

(i)       amend, waive or otherwise change, in any material respect, its articles of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each cases, as amended;

(ii)     authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities other than for any such issuances that are taken into account in the calculation of Aggregate Fully Diluted Company Shares (as defined in the Business Combination Agreement);

(iii)    split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv)     (A) enter into or materially amend definitive documentation in connection with or relating to any Pending Acquisition; provided, however, that in no case shall PAD be restricted in any way to amend any such documentation for the extension or continuation of such documentation in respect of a Pending Acquisition; provided, further, that such extension or continuation does not prevent a Pending Acquisition; or (B) enter into or materially amend any definitive documentation in connection with or relating to a Company Acquisition if the consummation of such Company Acquisition, when aggregated with the consummation of all other Company Acquisitions and Pending Acquisitions (determined without regard to whether such Company Acquisitions and Pending Acquisitions are or will be consummated prior to or after the Closing), would result in the issuance of more than 5,447,084 Acquisition Shares in the aggregate;

(v)      (A) incur, create, assume or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise) in excess of $5,000,000 in the aggregate, (B) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or (C) guarantee or endorse any indebtedness for borrowed money in excess of $1,000,000 individually or $5,000,000 in the aggregate, in each case, except for (1) any such transactions among PAD and its subsidiaries and (2) hedging or over-the-counter derivatives transactions in the ordinary course of business;

(vi)     except as required pursuant to any PAD benefit plan or PAD collective bargaining agreement, (A) increase the wages, salaries or compensation of its employees, other than in the ordinary course of business, by more than 10% in the aggregate or 5% with respect to any one employee, (B) make or commit to make any bonus payment (whether in cash, property or securities) to any employee, other than in the ordinary course of business, (C) grant any severance, change in control or termination or similar pay, other than as provided for in any written agreements, in the ordinary course of business, or consistent with past practice, (D) establish any trust or take any other action to secure the payment of any compensation payable by PAD or any of its subsidiaries, (E) materially increase other benefits of any current or former employee, or enter into, establish, materially amend or terminate any company benefit plan with, (F) take any action to accelerate any payments or benefits, or the funding of any payments or benefits, payable or to become payable to any current or former employee or individual service provider, (G) hire any employee with annual compensation that could exceed $200,000 or engage any person as an independent contractor with annual payments greater than or equal to $200,000, or (H) terminate the employment of any employee with an annual compensation that could exceed $200,000 other than due to death or disability, or for cause;

(vii)   waive any restrictive covenant obligations of any employee or individual independent contractor of PAD or any of its subsidiaries;

(viii)  unless required by a PAD benefit plan or a PAD collective bargaining agreement, (A) modify, extend or enter into any PAD collective bargaining agreement, or (B) recognize or certify any labor union, labor organization, works council or other employee-representative body as the bargaining representative for any employees of PAD or any of its subsidiaries;

(ix)     (A) make any material tax election or change or rescind any material election in respect of taxes, (B) settle any action in respect of taxes, (C) make any material change to its methods of tax accounting, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of taxes may be issued (other than any extension resulting from an extension to file any tax return obtained in the ordinary course of business), (E) enter into a tax sharing agreement, tax indemnification agreement, tax allocation agreement or similar contract (other than customary commercial contracts not primarily related to taxes), (F) file any amended tax return, any past-due tax return or any tax return in a jurisdiction where PAD or any of its subsidiaries did not file a tax return of the same type in the immediately preceding tax period or a claim for refund of taxes with respect to the income, operations or property of PAD or any of its subsidiaries, (G) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. tax law) pertaining to taxes with any federal, state, local, foreign or other governmental, quasi-governmental, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body (“Governmental Authority”), (H) change its jurisdiction of tax residence, (I) obtain any tax ruling, (J) surrender any right to claim a material tax refund, (K) prepare any tax returns in a manner which is materially inconsistent with the past practices of PAD or any of its subsidiaries with respect to the treatment of items on prior tax returns or (L) incur any material liability for taxes other than in the ordinary course of business consistent with past practice;

(x)      (A) other than in the ordinary course of business or between PAD and any of its subsidiaries, (1) sell, assign, transfer or license any intellectual property owned by PAD to any person, other than Incidental Licenses (as defined in the Business Combination Agreement), (2) abandon, permit to lapse, or otherwise dispose of any material registered owned intellectual property, or (3) disclose any material trade secrets owned or held by PAD or any of its subsidiaries to any person who has not entered into a written confidentiality agreement or is not otherwise subject to enforceable confidentiality obligations;

(xi)     (A) modify or amend in a manner that is materially adverse to PAD or any of its subsidiaries, or voluntarily terminate (other than non-renewals occurring in the ordinary course of business), any PAD material contract, (B) waive, delay the exercise of, release or assign any material rights or claims under any PAD material contract, or (C) enter into any contract that would be the type of PAD material contract set forth in certain sections of the Business Combination Agreement if entered into prior to the date of the Business Combination Agreement outside of the ordinary course of business;

(xii)   fail to maintain its books, accounts, and records in all material respects in the ordinary course of business consistent with past practices;

(xiii)  enter into any new (A) line of business or (B) jurisdiction with respect to its current line of business;

(xiv)   fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xv)    waive, release, assign, settle or compromise any claim or action (including any action relating to the Business Combination Agreement or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such party or its affiliates) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any liabilities or obligations, unless such amount has been or will be reserved in PAD’s financial statements, as applicable;

(xvi)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any of assets of any such person;

(xvii) make any capital expenditures in excess of $1,000,000 individually for any project (or set of related projects) or $2,000,000 in the aggregate;

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xix)   sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of the properties, assets or rights of PAD or any of its subsidiaries, taken as a whole;

(xx)    enter into any agreement, understanding or arrangement with respect to the voting or transfer of equity securities of PAD or any of its subsidiaries;

(xxi)   make any change in accounting methods, principles or practices, except as required by U.S. GAAP or PAD’s auditors;

(xxii) (A) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any related person or (B) enter into any contract or arrangement that would have been required to be listed on the PAD Disclosure Schedules if entered into prior to the date of the Business Combination Agreement (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business);

(xxiii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with the Business Combination Agreement; or

(xxiv) authorize or agree to do any of the foregoing actions.

Conduct of Business of FACT

FACT has agreed that, during the Interim Period, it will, subject to certain specified exceptions, including as set forth on the FACT Disclosure Schedules of the Business Combination Agreement or by obtaining prior consent of PAD (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable:

(i)       conduct its business, in all material respects, in the ordinary course;

(ii)      comply with all laws applicable to FACT and its businesses, assets and employees; and

(iii)     preserve intact, in all material respects, its business organization, keep available the services of its managers, directors, officers, employees and consultants, and preserve intact in all material respects the possession, control and condition of its material assets, in each case in the ordinary course of business.

During the Interim Period, FACT also agreed not to, subject to certain specified exceptions, including as set forth on the FACT Disclosure Schedules, by obtaining prior consent of PAD (which consent may not be unreasonably withheld, conditioned or delayed) or as required by applicable law:

(i)       amend, waive or otherwise change, in any material respect, its articles of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each cases, as amended;

(ii)      authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities (including the FACT Class A Shares) or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its shares or other equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities (including the FACT Class A Shares) or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities;

(iii)     split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests (including the FACT Class A Shares) or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except for redemptions from the Trust Account that are required in accordance with the prospectus relating to the IPO;

(iv)     (A) incur, create, assume or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), (B) make a loan or advance to or investment in any third party, or (C) guarantee or endorse any indebtedness for borrowed money of any person, in each case, in excess of $250,000 individually or $1,000,000 in the aggregate;

(v)      amend, waive or otherwise change the Investment Management Trust Agreement by and between FACT and Odyssey in its capacity as trustee in any manner;

(vi)     voluntarily terminate (other than non-renewals occurring in the ordinary course of business), waive or assign any material right under any material agreement (including any FACT material contract) to which it is a party, or enter into any contract that would be a FACT material contract if entered into prior to the date of the Business Combination Agreement;

(vii)    establish any subsidiary or enter into any new line of business;

(viii)   fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(ix)     waive, release, assign, settle or compromise any claim or action (including any action relating the Business Combination Agreement or the transactions contemplated thereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, FACT) not in excess of $100,000 (individually or in the aggregate), unless such amount has been reserved in FACT’s financial statements;

(x)      acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any of assets of any such person in each case, if the aggregate amount of consideration paid or transferred by FACT would exceed $50,000;

(xi)     adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xii)    enter into any agreement, understanding or arrangement with respect to the voting or transfer of its equity securities (including the FACT Class A Shares);

(xiii)   (A) make, change or rescind any material election in respect of taxes, (B) settle any action in respect of taxes, (C) make any material change to its methods of tax accounting, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of taxes may be issued (other than any extension resulting from an extension to file any tax return obtained in the ordinary course of business), (E) enter into a tax sharing agreement, tax indemnification agreement, tax allocation agreement or similar contract (other than customary commercial contracts not primarily related to taxes), (F) file any amended tax return, any past-due tax return or any tax return in a jurisdiction where FACT did not file a tax return of the same type in the immediately preceding tax period or a claim for refund of taxes with respect to its income, operations or property, (G) enter into or terminate any “closing agreement” as described in Section 7121 of the Code (comparable, analogous or similar provision under any state, local or non-U.S. tax law) pertaining to taxes with any Governmental Authority, (H) change its jurisdiction of tax residence, (I) obtain any tax ruling, (J) surrender any right to claim a material tax refund, (K) prepare any tax returns in a manner which is materially inconsistent with the past practices with respect to the treatment of items on prior tax returns or (L) incur any material liability for taxes other than in the ordinary course of business consistent with past practice;

(xiv)   adopt or enter into any FACT benefit plan (including granting or establishing any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of FACT);

(xv)    incur any expenses other than in connection with the implementation of the Business Combination in excess of $250,000 in the aggregate; or

(xvi)   authorize or agree to do any of the foregoing actions.

Financial Statements and other Financial Information

Pursuant to the Business Combination Agreement, PAD agreed to use its reasonable best efforts to provide FACT (i) by August 22, 2025, unaudited consolidated financial statements of PAD for the three and six months ended June 30, 2025, and (ii) any other financial statements of PAD required to be delivered by applicable law in connection with the Registration Statement as promptly as reasonably practicable in each case, prepared in accordance with U.S. GAAP.

PAD Support Agreements

Pursuant to the Business Combination Agreement, promptly and in any event no later than 45 days following the date of the signing of the Business Combination Agreement, or such later date as FACT and PAD may mutually agree, PAD must deliver to FACT duly executed copies of the PAD Support Agreements between PAD, FACT, and such PAD Stockholder that constitute at least a majority of (i) the outstanding PAD Shares and shares of PAD Series A Preferred Stock, PAD Series B Preferred Stock, and PAD Series C Preferred Stock voting as a single class, (ii) the PAD Shares, voting as a separate class, and (iii) each of the PAD Series A Preferred Stock, the PAD Series B Preferred Stock, the PAD Series C Preferred Stock and the PAD Series D Preferred Stock (collectively, the “Requisite Majority”), each voting as a separate class, unless such action violates or is reasonably expected to result in a violation of Section 5 of the Securities Act.

FACT Public Filings

Pursuant to the Business Combination Agreement, FACT agreed to keep current and timely file all of the forms, reports, schedules, statements, and other documents required to be filed by FACT with the SEC and comply in all material respects with securities laws.

Joint Covenants of PAD and FACT

Employment Agreements

Pursuant to the Business Combination Agreement, FACT and PAD agreed to cause FACT to enter into employment agreements with PAD management personnel listed in the PAD Disclosure Schedules.

Exclusivity

Pursuant to the Business Combination Agreement, during the Interim Period, neither PAD nor FACT will, and each agreed to cause each of their respective representatives not to, without the prior written consent of the other, directly or indirectly, (i) solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal (as defined below), (ii) furnish any non-public information regarding it or its affiliates (or, with respect to PAD, its subsidiaries) or their respective businesses, operations, assets, liabilities, financial condition, prospects or employees to any person or group (other than a party to the Business

Combination Agreement or their respective representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement in furtherance of any Acquisition Proposal, or (vi) release any third party from, or waive any provision of, any confidentiality agreement.

An “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any person or group at any time relating to an Alternative Transaction, and “Alternative Transaction” means (i) with respect to the PAD and its subsidiaries, a transaction (other than the Business Combination) concerning the sale of (A) 15% or more of the business or assets of PAD and its subsidiaries on a consolidated basis or (B) 15% or more of the issued and outstanding shares or other equity interests or profits of PAD, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management contract, joint venture or partnership, or otherwise, and (ii) with respect to FACT, a transaction (other than the Business Combination) concerning a business combination.

Further, each of FACT, Sponsor HoldCo and PAD must notify the others as promptly as practicable (and in any event within 48 hours after receipt thereof) if they receive any inquiry, proposal or offer, request for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiry, proposal or offers, request for information or request for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, specifying the material terms and conditions thereof (including any changes thereto) and the identity of the person making any such inquiry, proposal, offer or request for information. Each party must keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information.

Notice of Certain Events

Further, during the Interim Period, each of FACT and PAD agreed to promptly notify the other if it (i) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging that the consent of such third party is required in connection with the Business Combination or (ii) discovers any fact or circumstance that, or becomes aware of the occurrence of any event that, would cause or would reasonably be expected to cause or result in any of the conditions to Closing not being satisfied or the satisfaction of those conditions being materially delayed. No such notice shall constitute an acknowledgment or admission by the party providing the notice regarding whether any of the conditions to the Closing have been satisfied or in determining whether any of the representations, warranties or covenants contained in the Business Combination Agreement have been breached.

Cooperation with Registration Statement, Proxy Statement/Prospectus, other Filings

Each of PAD and FACT agreed to (i) as promptly as reasonably practicable (and in any event within 40 days) after the date of the Business Combination Agreement, jointly prepare, and that FACT shall file, the Registration Statement, (ii) take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable laws in connection with the Registration Statement, and (iii) use their commercially reasonable efforts to cause the Registration Statement to be declared effective.

Directors’ and Officers’ Indemnifications and Liability Insurance

Pursuant to the Business Combination Agreement, FACT, Sponsor HoldCo and PAD agreed that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of PAD and each of its subsidiaries and FACT and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the applicable party (the “D&O Indemnified Persons”) as provided in the articles of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended (the “Organizational Documents”) of PAD and each of its subsidiaries and FACT or under any indemnification, employment or other similar agreements between any D&O Indemnified Person, on the one hand, and PAD or any of its subsidiaries or FACT, on the other hand, in each case as in effect on the date of the Business Combination Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable law. For a period of six years after the Effective Time, FACT shall cause the Organizational Documents of PAD and each of its subsidiaries and New PAD to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date the Business Combination Agreement in the Organizational Documents of PAD or any of its subsidiaries to the extent permitted by applicable law.

Pursuant to the Business Combination Agreement, for the benefit of PAD’s directors and officers, PAD shall be permitted, prior to the Effective Time, to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six year period from and after the Effective Time for events occurring prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than PAD’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. For the benefit of FACT’s directors and officers, FACT shall be permitted, prior to the Effective Time, to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six year period from and after the Effective Time for events occurring prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than FACT’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. In lieu of separate policies, PAD and FACT may mutually agree to obtain a “tail” insurance policy that provides coverage for up to a six year period from and after the Effective Time for events occurring prior to the Effective Time that is substantially equivalent to and in any event not less favorable in the aggregate than PAD and FACT’s existing policies or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, FACT and PAD (or New PAD, as applicable) shall, for a period of six years after the Effective Time, maintain such “tail” insurance policy(ies) in full force and effect, and continue to honor the obligations thereunder, and FACT and PAD/New PAD shall timely pay or cause to be paid all premiums with respect thereto.

Financing

Pursuant to the Business Combination Agreement, FACT and PAD each agreed to use its, and to cause its affiliates to use their, commercially reasonable efforts to do promptly, or cause to be done, all things necessary, proper or advisable to obtain financing agreements, which shall have terms, and be in a form, reasonably acceptable to FACT and PAD, from third party investors (such investors, collectively, with any permitted assignees or transferees, the “Third-Party Investors”), pursuant to which the Third-Party Investors make or commit to participate in an equity financing in such form as PAD and FACT will mutually agree (a “Financing” and, collectively, the “Financings”). FACT and PAD also agreed to keep each other and their respective financial advisors and legal counsels reasonably informed with respect to any Financing and to reasonably cooperate with each other and provide reasonable assistance and information as reasonably requested by the other in connection with any Financing. FACT and PAD also each agreed to use its commercially reasonable efforts to cause such Financing to occur.

Closing Conditions

The Closing is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are satisfied or waived (to the extent they can be waived) by the applicable parties to the Business Combination Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such conditions to Closing.

Conditions to the Obligations of Each Party

The obligation of the parties to consummate the Business Combination is conditioned upon the satisfaction or waiver of certain customary closing conditions by each of the parties, including among other things:

(i)     The approval and adoption of the Business Combination Agreement, the Business Combination and other matters by the FACT Shareholders and the PAD Stockholders;

(ii)    No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) or order, decree, ruling, judgment, injunction, writ, binding determination or decision, verdict or judicial award that is then in effect and that has the effect of making the Business Combination illegal or otherwise prohibiting, restraining or imposing any condition on the consummation of the Business Combination;

(iii)   The Registration Statement shall have been declared effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn; and

(iv)   (A) all applicable waiting periods under the HSR Act with respect to the Business Combination shall have expired or been terminated, (B) at least 60 days shall have elapsed since the submission to the United States Department of State Directorate of Defense Trade Controls of all information required by 22 C.F.R. § 122.4(b), and (C) each consent, approval, waiver, authorization, waiting period expiration or termination, or permit of, or notice to or declaration or filing with, any Governmental Authority required to consummate the Business Combination shall have been obtained and shall be in full force and effect.

Conditions to the Obligations of PAD

The obligations of PAD to consummate the Business Combination is subject to the satisfaction or waiver (where permissible) by PAD of all of the following further conditions:

(i)     All of the fundamental representations and warranties of FACT and Merger Sub, as identified in the Business Combination Agreement, shall be true and correct in all respects on and as of the date thereof and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date), other than de minimis inaccuracies;

(ii)    All of the other representations and warranties of FACT and Merger Sub set forth in the Business Combination Agreement shall be true and correct on and as of the date thereof and the Closing Date as if made on the Closing Date, subject to certain exceptions;

(iii)   Each of FACT and Merger Sub shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by each on or prior to the Closing Date;

(iv)   No Material Adverse Effect shall have occurred with respect to FACT since the date of the Business Combination Agreement that is continuing and uncured;

(v)    FACT shall have delivered to PAD a certificate, dated as of the Closing Date, signed by an officer of FACT, certifying as to the satisfaction of the conditions specified in clauses (i) through (iv) above;

(vi)   FACT shall have provided the Public Shareholders (prior to giving effect to any conversion of FACT Class B Shares into FACT Class A Shares) with the opportunity to make redemption elections with respect to their FACT Class A Shares pursuant to redemption rights;

(vii)  FACT shall have made all necessary and appropriate arrangements with Odyssey in its capacity as trustee under the Investment Management Trust Agreement by and between FACT and Odyssey to have (A) all of the funds held in the Trust Account disbursed to FACT in accordance with the Business Combination Agreement on the Closing Date, and (B) all such funds released from the Trust Account available to New PAD on the Closing Date;

(viii) A counterpart to the ancillary agreement required to be executed by FACT and Merger Sub at or prior to the Closing Date shall have been executed and delivered to PAD;

(ix)   The FACT Organizational Documents shall have been amended and restated in their entirety in substantially the form attached as an exhibit to the Business Combination Agreement;

(x)    FACT’s initial listing application with Nasdaq in connection with the Business Combination shall have been conditionally approved and, immediately following the Effective Time, FACT shall satisfy any applicable initial listing requirements of Nasdaq, and FACT shall not have received any notice of non-compliance therewith, and the FACT Class A Shares and the FACT Warrants shall have been approved for listing on Nasdaq;

(xi)   FACT shall have a minimum amount of cash available at Closing of not less than $75,000,000, after deducting transaction expenses of FACT of up to $2,500,000 and accounting for all redemptions of FACT Class A Shares pursuant to redemption rights. The sources of funds comprising the Minimum FACT Cash Amount shall consist of (A) funds held by FACT, whether inside or outside the Trust Account, (B) funds committed pursuant to commitments entered into in connection the Financing, and/or (C) such other source or combination of sources as agreed to by PAD in writing; and

(xii)  FACT shall have entered into binding written agreements with the holders of any working capital loans (to the extent not included within $2,500,000 cap for FACT transaction expenses) to convert the unpaid amounts to equity immediately prior to Closing, such that the equity dilution will be borne by either the Sponsor or the FACT Shareholders, but not the PAD Stockholders.

Conditions to the Obligations of FACT and Merger Sub

The obligations of FACT and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver by FACT (where permissible) of all of the following further conditions:

(i)     All of the fundamental representations and warranties of PAD, as identified in the Business Combination Agreement, shall be true and correct in all respects on and as of the date thereof and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date), other than de minimis inaccuracies;

(ii)    All of the other representations and warranties of PAD set forth in the Business Combination Agreement shall be true and correct on and as of the date thereof and the Closing Date as if made on the Closing Date, subject to certain exceptions;

(iii)   PAD shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

(iv)   No Material Adverse Effect shall have occurred with respect to PAD since the date of the Business Combination Agreement that is continuing and uncured;

(v)    PAD shall have delivered to FACT a certificate, dated as of the Closing Date, signed by an officer of FACT, certifying as to the satisfaction of the conditions specified in clauses (i) through (iv) above; and

(vi)   A counterpart to the ancillary agreement required to be executed by PAD and the PAD Stockholders at or prior to the Closing shall have been executed and delivered to FACT.

Termination; Effectiveness

PAD and FACT may terminate the Business Combination Agreement by mutual written consent. In addition, the Business Combination Agreement may be terminated by written notice to the other:

(i)     by either FACT or PAD if the Business Combination has not been consummated by March 31, 2026, unless a breach or violation by such party or its affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the principal cause of the failure of the Closing to occur by such date;

(ii)    by either FACT or PAD if an applicable governmental, regulatory or administrative authority has enacted, issued or enforced a final and non-appealable law, rule, regulation, judgment, decree, order or award making the Business Combination illegal or otherwise prohibiting, restraining or imposing any condition on its consummation, unless a failure by such party or its affiliates to comply with of any provision of the Business Combination Agreement is a principal cause thereof;

(iii)   by either FACT or PAD if the other party has breached any of its representations, warranties covenants or agreements contained in the Business Combination Agreement, and such failure or breach would render the conditions to the terminating party’s obligations to consummate the Business Combination incapable of being satisfied and such breach or failure is not cured by the time allotted in the Business Combination Agreement;

(iv)   by either FACT or PAD if the board of directors of the other has changed, withdrawn withheld, qualified or modified, or publicly proposed to change, withdraw, withhold, qualify or modify its recommendation to the party’s shareholders to vote to approve and adopt the Business Combination Agreement and related matters;

(v)    by either FACT or PAD if the EGM is held and the FACT Shareholder Approval is not obtained; or

(vi)   by FACT if PAD shall have failed to deliver duly executed PAD Support Agreements that constitute the Requisite Majority, unless such action violates or is reasonably expected to violate Section 5 of the Securities Act.

Waiver and Amendments

The Business Combination Agreement may be amended, supplemented or modified only by execution of a written instrument signed by PAD and FACT.

Each of FACT (on behalf of itself and Merger Sub) and PAD may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other party to the Business Combination Agreement, (ii) waive any inaccuracy in the representations and warranties by such other party contained in the Business Combination Agreement or in any document delivered pursuant thereto, and (iii) waive compliance by such other party with any covenant or condition contained in the Business Combination Agreement. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the applicable parties, and no failure or delay by a party in exercising any right or remedy under the Business Combination Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right thereunder.

Expenses

Except as otherwise set forth in the Business Combination Agreement, each of FACT, Sponsor HoldCo and PAD is responsible for paying its own expenses incurred in connection with the Business Combination Agreement and the Business Combination. The Business Combination Agreement provides that all costs and expenses in connection with (i) filing for applicable antitrust and regulatory approvals, (ii) the preparation, filing and mailing of the Registration Statement, and (iii) obtaining a combined D&O tail insurance policy, if applicable, will be borne by FACT and PAD equally. The Business Combination Agreement also caps FACT’s expenses at $2,500,000, which cap is not applicable to any deferred underwriting fees or any capital raising fees (subject to certain exceptions).

Ancillary Agreements

PAD Support Agreements

The Business Combination Agreement provides that, within 45 days following the date of the Business Combination Agreement, PAD will deliver to us duly executed copies of one or more PAD Support Agreements (among PAD, us and certain shareholders of PAD). Pursuant to the PAD Support Agreements, each PAD Supporting Stockholder will agree to vote: (i) in favor of each of the approval and adoption of the Business Combination Agreement and any other matters in which a vote, consent, approval or election is necessary or sought with respect to the Business Combination; (ii) against any proposal relating to an Alternative Transaction; and (iii) against any proposal that would be reasonably likely to materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by PAD or us of, prevent or nullify any provision of the Business Combination Agreement.

The PAD Support Agreements will also prohibit the PAD Supporting Stockholders from, among other things, selling, assigning or transferring any capital stock of PAD held by them, other than pursuant to the terms of the PAD Support Agreement or as expressly contemplated by the Business Combination Agreement, until the earlier of (i) the Closing and (ii) the valid termination Business Combination Agreement.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on November 26, 2025, FACT, PAD and Sponsor HoldCo entered into the Sponsor Support Agreement. Under the Sponsor Support Agreement, among other things, Sponsor HoldCo agreed to vote, at any meeting of our shareholders, and in any action by written consent of our shareholders, all of its FACT Class A Shares and FACT Class B Shares: (i) in favor of each of the Business Combination Agreement, any ancillary document required by the Business Combination Agreement, the Domestication and the Business Combination, including the Merger, and any other matters necessary or appropriate for consummation of the Business Combination; and (ii) against any proposal relating to an Alternative Transaction or any proposal that would be reasonably likely to materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by PAD or us of, prevent or nullify any provision of the Business Combination Agreement. In addition, the Sponsor Support Agreement prohibits Sponsor HoldCo from, among other things, selling, assigning or transferring any FACT Class A Shares or FACT Class B Shares held by it, other than pursuant to the terms of the Sponsor Support Agreement or as expressly contemplated by the Business Combination Agreement, until the earlier of (a) the Closing and (b) the valid termination of the Business Combination Agreement.

Lock-Up Agreements

At the Closing, pursuant to the Business Combination Agreement, (i) PAD, Sponsor HoldCo and certain holders of FACT equity interests will enter into the Sponsor Lock-Up Agreement, and (ii) PAD and certain holders of PAD’s equity interests will each enter into the PAD Shareholder Lock-Up Agreement, in each case with New PAD.

Pursuant to the Lock-Up Agreements, Sponsor HoldCo, the holders of our equity interests signatory thereto, and the holders of PAD’s equity interests signatory thereto, as applicable, will agree not to transfer (except for certain permitted transfers) (i) any shares of New PAD Common Stock issuable upon the conversion of PAD equity interests or FACT Class B Shares, as applicable, and held by such holders after the Closing until 180 days after the Closing Date and (ii) any shares of New PAD Common Stock issuable upon conversion of shares of restricted FACT Class A Shares and held by such holders after the Closing until 90 days after the Closing Date.

Registration Rights Agreement

Concurrently with the Closing, New PAD, Sponsor HoldCo and certain former PAD Stockholders will enter into a new Registration Rights Agreement in a form to be agreed to by FACT, Merger Sub, Sponsor HoldCo and PAD.

We estimate that approximately [•] million shares of New PAD Common Stock will be subject to registration rights pursuant to the Registration Rights Agreement immediately following Closing, representing approximately [•]% of the total issued and outstanding shares of New PAD Common Stock following the Business Combination, assuming the [•] Redemptions Scenario, the surrender and forfeiture of [•] Sponsor HoldCo Forfeited Shares and no surrender and forfeiture of Sponsor HoldCo Contributed Shares by Sponsor HoldCo at Closing.

Advisory Agreement

On November 26, 2025, we entered into an advisory agreement (the “Advisory Agreement”) with the Sponsor pursuant to which the Sponsor will provide certain services to us including, without limitation, in each case relating to the Business Combination, assisting us in preparing presentations, introducing us to potential investors, assisting us in arranging meetings with stockholders of PAD to the extent applicable, and assisting us with the preparation of any press releases and filings. The Advisory Agreement provides for us to pay to the Sponsor a fee of up to $240,000 (which, in our sole discretion, may be payable in up to 12 monthly installments). The Advisory Agreement was reviewed and approved by the FACT Board and our Audit Committee.

Regulatory Approvals

Each of FACT and PAD has agreed to use its commercially reasonable efforts, and to cooperate fully with the other, to take, or cause to be taken, all things reasonably necessary to consummate the Business Combination, including its commercially reasonable efforts to (i) obtain all actions, nonactions, waivers, consents, approvals and other authorizations necessary from all Governmental Authorities necessary to complete the Business Combination and (ii) execute and deliver any additional instruments necessary to consummate the Business Combination.

The parties have determined that the Business Combination is not reportable under the HSR Act, and the rules and regulations promulgated thereunder. Thus, the Business Combination is not subject to the termination or expiration of any waiting period under the HSR Act.

Vote Required for Approval

The Closing is conditioned on approval of Combination each proposal to be voted on at the EGM other than the Adjournment Proposal and the Business Combination Proposal is conditioned on the approval of the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if any of the Domestication Proposal, the Stock Issuance Proposal or the Charter Proposal is not approved, the Business Combination Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

Approval of the Business Combination Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. Failure to vote by proxy or to vote in person at the EGM or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.

The Sponsor, Sponsor HoldCo and FACT Insiders have agreed to vote any FACT Ordinary Shares owned by them in favor of the Business Combination.

The FACT Insiders collectively own 6,595,833 FACT Ordinary Shares, or approximately 27% of the issued and outstanding FACT Ordinary Shares as follows: (i) the Sponsor owns 0 FACT Class B Shares and 17,500 FACT Class A Shares; (ii) the FACT independent directors each own 30,000 FACT Class B Shares, for an aggregate of 90,000 FACT Class B Shares; (iii) our Executive Chairman owns 130,000 FACT Class B Shares and (iv) Sponsor HoldCo owns an aggregate of 440,000 FACT Class A Shares, 325,000 restricted FACT Class A Shares and 5,593,333 FACT Class B Shares. Accordingly, we will need [•] Public Shares to vote in favor of the Business Combination Proposal to approve it if all FACT Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that subject to the approval of the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, the entry of FACT into the Business Combination Agreement, dated November 26, 2025 (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among FACT, Sponsor, Merger Sub, and PAD (in the form attached to the proxy statement/prospectus of the meeting as Annex A), the consummation of the transactions contemplated by the Business Combination Agreement and the performance by FACT of its obligations thereunder thereby be ratified, approved, adopted and confirmed in all respects.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of FACT and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 2 — THE DOMESTICATION PROPOSAL

Overview

FACT is asking its shareholders to approve, by special resolution, a change of FACT’s jurisdiction of incorporation by de-registering as an exempted company and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the FACT Articles, Section 388 of the DGCL, and Part XII of the Cayman Companies Act.

To effect the Domestication, FACT will (i) file an application to deregister with the Registrar of Companies in the Cayman Islands (“Cayman Registrar”), together with the necessary accompanying documents, (ii) file a Certificate of Domestication with the Secretary of State of the State of Delaware in accordance with the provisions thereof and Section 388 of the DGCL pursuant to which FACT will be domesticated and continue as a Delaware corporation (“New FACT”), and (iii) obtain a certificate of de-registration from the Cayman Registrar. In connection with the Domestication, and upon the consummation of the Business Combination, the corporate name of FACT will change to “Precision Aerospace & Defense Group, Inc.” and the registered office of FACT will be changed to “7500 College Blvd, 5th Floor, Overland Park, KS 66210.”

In accordance with applicable law, the Certificate of Domestication will provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholder, each then issued and outstanding FACT Class B Share will be converted, on a one-for-one basis, into one FACT Class A Share, each then issued and outstanding FACT Class A Share will be converted, on a one-for-one basis, into a share of FACT Common Stock, and each issued and outstanding SPAC Warrant (as defined in the Business Combination Agreement) will automatically represent the right to purchase one share of FACT Class A Common Stock.

The Domestication Proposal, if approved, will approve a change of FACT’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while FACT is currently governed by the Cayman Companies Act, upon the Domestication, New FACT will be governed by the DGCL. FACT encourages shareholders to carefully consult the information in “Comparison of Corporate Governance and Shareholder Rights.”

Reasons for Domestication

The FACT Board believes that it would be in the best interests of FACT, simultaneously with the completion of the Business Combination, to effect the Domestication. Further, the FACT Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its shareholders, who are the owners of the corporation. In addition, because PAD principally operates within the United States, it was the view of the FACT Board that New FACT should be structured as a corporation organized in the United States.

The FACT Board believes that there are several reasons why a reincorporation in Delaware is in the best interests of FACT and its shareholders. These additional reasons can be summarized as follows:

•        Prominence, Predictability and Flexibility of Delaware Law.    For many years, Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as PAD’s.

•        Well-Established Principles of Corporate Governance.    There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. FACT believes that such clarity would be advantageous to New FACT, the New FACT board of directors (the “New FACT Board”)

and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New FACT’s stockholders from possible abuses by directors and officers.

•        Increased Ability to Attract and Retain Qualified Directors.    Reincorporation from the Cayman Islands to Delaware is attractive to directors, officers, and stockholders alike. New FACT’s incorporation in Delaware may make New FACT more attractive to future candidates for the New FACT Board because many such candidates are already familiar with Delaware corporate law from their past business experiences. To date, FACT has not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws — especially those relating to director indemnification (as discussed below) — draw such qualified candidates to Delaware corporations. The FACT Board therefore believes that providing the benefits afforded to directors by Delaware law will enable New FACT to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for FACT’s stockholders from possible abuses by directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman Islands and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, FACT believes that, in general, Delaware law is more developed and provides more guidance than Cayman Islands law on matters regarding a company’s ability to limit director liability. As a result, FACT believes that the corporate environment afforded by Delaware will enable New FACT to compete more effectively with other public companies in attracting and retaining new directors.

Reasons for Name Change

The FACT Board believes that it would be in the best interests of FACT to, in connection with the Domestication and the Business Combination, change its corporate name to “Precision Aerospace & Defense Group, Inc.” to more accurately reflect the business purpose and activities of PAD.

Regulatory Approvals; Third-Party Consents

FACT is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. However, because the Domestication is intended to occur one business day prior to the Business Combination, it will not occur unless the Business Combination can be completed, which will require the approvals as described under “Proposal No. 1 — The Business Combination Proposal.” FACT must comply with applicable United States federal and state securities laws in connection with the Domestication, including the filing with Nasdaq of a press release disclosing the Domestication, among other things.

The Domestication will not breach any covenants or agreements binding upon FACT and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Vote Required for Approval

Approval of the Domestication Proposal requires a special resolution, being a resolution passed by at least two-thirds of such holders of FACT Ordinary Shares who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. In respect of the Domestication Proposal only, a holder of FACT Class B Ordinary Shares will be entitled to 10 votes for every FACT Class B Ordinary Share held and a holder of FACT Class A Ordinary Shares will be entitled to one vote for every FACT Class A Ordinary Share held. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on the outcome of the vote on the Domestication Proposal.

The Domestication Proposal is conditioned on the approval of the Business Combination Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if any of the Business Combination Proposal, the Stock Issuance Proposal or the Charter Proposal is not approved, the Domestication Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

Resolution to be Voted Upon

“RESOLVED, as a special resolution, that subject to the approval of the Business Combination Proposal, the Stock Issuance Proposal and the Charter Proposal, FACT be de-registered in the Cayman Islands pursuant to article 47 of the amended and restated memorandum and articles of association of FACT and Part XII of the Companies Act of the Cayman Islands (As Revised) and transferred by way of continuation to Delaware as a corporation under the laws of the State of Delaware, and, conditioned upon, and with effect from, the registration of FACT as a corporation in the State of Delaware, the name of FACT be changed from “FACT II Acquisition Corp.” to “Precision Aerospace & Defense Group, Inc.” and the registered office of FACT be changed to “7500 College Blvd, 5th Floor, Overland Park, KS 66210.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of FACT and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE STOCK ISSUANCE PROPOSAL

Overview

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, such securities are not issued in a public offering for cash and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock) or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to an issuance of securities when the issuance or potential issuance will result in a change of control of the issuer.

Under Nasdaq Listing Rule 5635(d), shareholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the shares of common stock, or 20% or more of the voting power, outstanding before the issuance.

The aggregate shares of New PAD Common Stock that New PAD is expected to issue in connection with the Business Combination will exceed 20% of both the voting power and the aggregate number of shares of the FACT Common Stock outstanding before such issuance and may result in a change of control under the applicable Nasdaq Listing Rules. Accordingly, FACT is seeking the approval of the FACT Shareholders for the issuance or potential issuance of FACT Common Stock, shares of FACT Class A Common Stock or shares of New PAD Common Stock in connection with the Business Combination and any other issuances of FACT Common Stock, shares of FACT Class A Common Stock or shares of New PAD Common Stock and securities convertible into or exercisable for FACT Common Stock, shares of FACT Class A Common Stock or shares of New PAD Common Stock pursuant to subscription, purchase or other similar agreements that FACT, New FACT or New PAD may enter into prior to the Closing.

Vote Required for Approval

Approval of the Stock Issuance Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. Failure to vote in person (including by virtual attendance) or by proxy at the EGM, if a valid quorum is otherwise established, will have no effect on the outcome of the vote on the Stock Issuance Proposal. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast for the Stock Issuance Proposal and will have no effect on the outcome of the vote on the Stock Issuance Proposal.

The Stock Issuance Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal and the Charter Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Charter Proposal is not approved, the Stock Issuance Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that subject to the approval of the Business Combination Proposal, the Domestication Proposal and the Charter Proposal, for the purposes of complying with applicable listing rules of The Nasdaq Stock Market LLC the issuance of (i) shares of common stock of New PAD (“New PAD Common Stock”) in connection with the Business Combination; and (ii) any other issuances of preferred stock, common stock and securities convertible into or exercisable for common stock pursuant to subscription, purchase or similar agreements that FACT has entered, or may enter, into prior to the Closing of the Business Combination, be approved in all respects.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT FACT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCK ISSUANCE PROPOSAL.

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of FACT and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 4 — THE CHARTER PROPOSAL

Overview

If the Condition Precedent Proposals, including the Domestication Proposal are approved and the Business Combination is consummated, FACT will replace the FACT Articles, under the Cayman Companies Act, with the New PAD Charter and the New PAD Bylaws, pursuant to the DGCL.

We are asking the FACT Shareholders to consider and vote upon and to adopt the New PAD Charter in connection with the replacement of the FACT Articles with the New PAD Charter and New PAD Bylaws. The Charter Proposal is conditioned on the approval of the Condition Precedent Proposals. Therefore, if any of the Condition Precedent Proposals is not approved, the Charter Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

The following is a summary of the key changes effected by the Proposed Charter:

1.      Name Change:    Change our name from FACT II Acquisition Corp. to “Precision Aerospace & Defense Group, Inc.”

2.      Corporate Purpose:    Provide that the purpose of New PAD is “to engage in any lawful act or activity for which corporations may be organized under the DGCL” and to delete all provisions pertaining to a blank-check company.

3.      Authorized Shares:    Provide for a single class of common stock of New PAD, entitled to one vote for each share of common stock held of record by such holder on all matters on which stockholders generally are entitled to vote (other than certain amendments relating to preferred stock) and provide for a capital structure of New PAD that will enable it to continue as an operating company governed by the DGCL. The capital structure of FACT will be changed from (i) 100,000,000 shares of New PAD Common Stock and (ii) 10,000,000 shares of undesignated New PAD preferred stock, par value $0.00001 per share.

4.      Exclusive Forum Provisions:    Establish that, unless New PAD consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New PAD, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of New PAD to New PAD or New PAD’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the New PAD Charter or the New PAD Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless New PAD consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.

5.      Adoption of Majority Vote Requirement in certain instances:    Establish that any amendment to the New PAD Charter will generally require approval by holders of at least a majority of our then outstanding capital stock entitled to vote thereon (except where a lower threshold is provided by the DGCL). Establish that the New PAD Bylaws may be amended by the New PAD Board or by the stockholders by the affirmative vote of the holders of at least a majority of voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class.

6.      Removal of Directors:    Provide that any director may be removed only for cause and only by the affirmative vote of not less than a majority of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of new PAD preferred stock.

7.      Action by Written Consent of the Stockholders:    Eliminate the right of stockholders to act by written consent.

8.      Provisions Related to Status as Blank Check Company:    Provide for certain amendments to better reflect New PAD’s existence as an operating company. For example, the proposed New PAD Charter would remove the requirement to dissolve New PAD and allow it to continue as a corporate entity with perpetual existence following the consummation of the Business Combination.

Reasons for the Amendments

The FACT Board’s reasons for proposing the New PAD Charter are set forth below. The following is a summary of the key changes effected by the New PAD Charter, but this summary is qualified in its entirety by reference to the full text of the New PAD Charter, a copy of which is included as Annex H:

1.      Name Change:    Currently, our name is FACT II Acquisition Corp. The FACT Board believes the name of the post-combination company should more closely align with the name of the post-Business Combination operating business and therefore has proposed the name change.

2.      Corporate Purpose:    The FACT Board believes that this change is appropriate to remove language applicable to a blank check company.

3.      Authorized Shares:    The principal purpose of this change is to provide for an authorized capital structure of New PAD that will enable it to continue as an operating company governed by the DGCL. The FACT Board believes that it is important for FACT to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs.

4.      Exclusive Forum Provisions:    Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New PAD in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The FACT Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, New PAD will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event that the Court of Chancery does not have jurisdiction, the other state or, if applicable, federal courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions. The choice of forum provision is intended to apply to the fullest extent permitted by law to the above-specified types of actions and proceedings, including any derivative actions asserting claims under state law, and is intended to require, in each case, to the fullest extent permitted by law, that any Securities Act (but not Exchange Act) claims be brought in the federal district courts of the United States in accordance with the choice of forum provision. In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make New PAD’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

5.      Adoption of Majority Vote Requirement in certain instances:    The FACT Articles provide that amendments may be made by a special resolution under the Cayman Companies Act, being the affirmative vote of at least two-thirds of the issued and outstanding FACT Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting.

Any amendment to the New PAD Charter will generally require approval by holders of at least a majority of our then outstanding capital stock entitled to vote thereon (except where a lower threshold is provided by the DGCL). The proposed New PAD Charter provides that the New PAD Bylaws may be amended by the New PAD Board and may also be amended by the stockholders by the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class. The FACT Board believes this standard appropriately balances stockholder rights with the need for the company to maintain flexibility to address future corporate needs and evolving governance practices.

6.      Removal of Directors:    The FACT Articles provide that before a Business Combination, holders of FACT Class B Shares may remove any director, and that after a Business Combination, shareholders may by Ordinary Resolution remove any director. Under the DGCL, unless a company’s certificate of incorporation provides otherwise, removal of a director only for cause is automatic with a classified board. The New PAD Charter provides that any director may be removed only for cause and only by the affirmative vote of not less than a majority of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of preferred stock. The FACT Board believes that such a standard will (i) increase board continuity and the likelihood that experienced board members with familiarity of New PAD’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the New PAD Board.

7.      Action by Written Consent of the Stockholders:    Under the proposed New PAD Charter, New PAD’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend New PAD’s organizational documents outside of a duly called special or annual meeting of the stockholders of New PAD. Further, the FACT Board believes that continuing to limit stockholders’ ability to act by written consent will (i) reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business and (ii) facilitate transparency and fairness by allowing all stockholders to consider, discuss, and vote on pending stockholder actions. In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the board of directors only at a duly called special or annual meeting. This proposal is, however, not in response to any effort of which FACT is aware to obtain control of New PAD, and FACT and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the FACT Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of New PAD. Inclusion of these provisions in the proposed New PAD Charter might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

8.      Provisions Related to Status as Blank Check Company:    The FACT Board believes that making corporate existence perpetual is desirable to reflect the Business Combination. Additionally, perpetual existence is the usual period of existence for corporations, and the FACT Board believes that it is the most appropriate period for FACT following the Business Combination. The elimination of certain provisions related to FACT’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the proposed New PAD Charter does not include the requirement to dissolve New PAD and allow it to continue as a corporate entity with perpetual existence following the consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and the FACT Board believes it is the most appropriate period for New PAD following the Business Combination. In addition, certain other provisions in FACT’s current organizational documents require that proceeds from FACT initial public offering be held in the trust account until a business combination or liquidation of FACT has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the proposed New PAD Charter.

Vote Required for Approval

Approval of the Charter Proposal requires a special resolution, being a resolution passed by at least two-thirds of such holders of FACT Ordinary Shares who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on the outcome of the vote on the Charter Proposal.

The Charter Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal. Therefore, if any of the Business Combination Proposal, the Domestication Proposal or the Stock Issuance Proposal is not approved, the Charter Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

Resolution to be Voted Upon

“RESOLVED, as a special resolution, that subject to the approval of the Business Combination Proposal, the Domestication Proposal and the Stock Issuance Proposal, the amended and restated memorandum and articles of association of FACT currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the proposed New PAD Charter (in the form attached to the proxy statement/prospectus of the meeting as Annex H) including, without limitation, the authorization of the change in authorized share capital as indicated therein, effective upon the effectiveness of the Domestication.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT FACT SHAREHOLDERS VOTE “FOR” THE CHARTER PROPOSAL.

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of FACT and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 5 — THE ADVISORY CHARTER PROPOSALS

Overview

If the Condition Precedent Proposals, including the Charter Proposal, are approved and the Business Combination is consummated, FACT will replace the FACT Articles, under the Cayman Companies Act, with the proposed New PAD Charter and New PAD Bylaws, under the DGCL.

We are asking the FACT Shareholders to consider and vote upon and to approve, on a non-binding and advisory basis, by ordinary resolution, six separate proposals in connection with the replacement of the FACT Articles with the proposed New PAD Charter and New PAD Bylaws. These six proposals are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions of the New PAD Charter and will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Cayman Islands or Delaware law, but pursuant to SEC guidance, FACT is required to submit these provisions to its shareholders separately for approval. The shareholder votes regarding these proposals are advisory in nature, and are not binding on FACT, the FACT Board, New PAD or the New PAD Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from the approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, FACT intends that the New PAD Charter will take effect from the registration of FACT in the State of Delaware as a corporation under the laws of the State of Delaware, assuming approval of the Business Combination Proposal and the Charter Proposal.

The proposed New PAD Charter differs materially from the FACT Articles. The following sets forth a summary of the principal changes proposed between the FACT Articles and the New PAD Charter. This summary is qualified by reference to the complete text of the FACT Articles, which are included as an exhibit to the Registration Statement, and the complete text of the proposed New PAD Charter, a copy of which is attached to this proxy statement/prospectus as Annex H. All shareholders are encouraged to read the New PAD Charter in its entirety for a more complete description of its terms. Additionally, as the FACT Articles are governed by the Cayman Companies Act and the New PAD Charter will be governed by the DGCL, FACT encourages shareholders to carefully consult the information set out under the section of this proxy statement/prospectus entitled “Comparison Of Corporate Governance And Shareholder Rights — Comparison of Shareholder Rights Under Applicable Corporate Law.”

	FACT Articles, under the Cayman Companies Act	Proposed New PAD Charter, under the DGCL
Authorized Shares (Advisory Charter Proposal 5A)	The FACT Articles authorize 200,000,000 FACT Class A Shares, 20,000,000 FACT Class B Shares, and 1,000,000 preference shares, par value of $0.0001 per share, of FACT.

The proposed New PAD Charter authorizes 110,000,000 total shares, consisting of 100,000,000 shares of New PAD Common Stock and 10,000,000 shares of undesignated preferred stock, par value $0.00001 per share.

Exclusive Forum Provision (Advisory Charter Proposal 5B)

The FACT Articles adopt the courts of the Cayman Islands as the exclusive forum for certain disputes, provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

The proposed New PAD Charter adopts Delaware as the exclusive forum for certain disputes, provided, however, that the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.

	FACT Articles, under the Cayman Companies Act	Proposed New PAD Charter, under the DGCL
Adoption of Majority Vote Requirement to Amend the New PAD Charter (Advisory Charter Proposal 5C)

The FACT Articles provide that amendments to the FACT Articles (other than with respect to Articles 29.1 and 47.1 of the FACT Articles) may be made by a special resolution under the Cayman Companies Act, being the affirmative vote of at least two-thirds of the issued and outstanding FACT Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting.

Any amendment to the New PAD Charter will generally require approval by holders of at least a majority of New PAD’s then outstanding capital stock entitled to vote thereon (except where a lower threshold is provided by the DGCL). The proposed New PAD Charter provides that the New PAD Bylaws may be amended by the New PAD Board or by the stockholders by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class.

Removal of Directors (Advisory Charter Proposal 5D)

The FACT Articles provide that before a Business Combination, holders of FACT Class B Shares may remove any director, and that after a Business Combination, shareholders may by ordinary resolution remove any director.

The proposed New PAD Charter permits the removal of a director only for cause and only by the affirmative vote of not less than a majority of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of Preferred Stock.

Action by Written Consent of Stockholders (Advisory Charter Proposal 5E)	The FACT Articles permit shareholders to approve matters by unanimous written resolution.	The proposed New PAD Charter requires stockholders to take action at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting.
Other Changes in Connection with Adoption of the proposed New PAD Charter (Advisory Charter Proposal 5F)	The FACT Articles include reference to the company’s status as a blank check company with nominal operations prior to the consummation of a business combination.

The proposed New PAD Charter does not include provisions related to FACT’s status as a blank check company, which no longer will apply upon consummation of the Business Combination, as FACT will cease to be a blank check company at such time.

Advisory Charter Proposal 5A — Authorized Shares

FACT Shareholders are being asked to approve and adopt an amendment to the FACT Articles to authorize the change in the authorized capital stock of FACT from 200,000,000 FACT Class A Shares, 20,000,000 FACT Class B Shares, and 1,000,000 preference shares, par value of $0.0001 per share, to 100,000,000 shares of New PAD Common Stock and 10,000,000 shares of undesignated preferred stock, par value $0.00001 per share.

In order to ensure that New PAD has sufficient authorized capital for future issuances, the FACT Board has approved, subject to shareholder approval, that the proposed New PAD Charter change the authorized capital stock of FACT from 200,000,000 FACT Class A Shares, 20,000,000 FACT Class B Shares, and 1,000,000 FACT preference shares, par value $0.0001 per share, to 100,000,000 shares of New PAD Common Stock and 10,000,000 shares of undesignated preferred stock, par value $0.00001 per share.

This summary is qualified by reference to the complete text of the proposed New PAD Charter, a copy of which is attached to this proxy statement/prospectus as Annex H. All FACT Shareholders are encouraged to read the proposed New PAD Charter in its entirety for a more complete description of its terms.

Advisory Charter Proposal 5B — Exclusive Forum Provision

FACT Shareholders are being asked to approve and adopt an amendment to the New PAD Charter to authorize adopting Delaware as the exclusive forum for certain stockholder litigation.

The New PAD Charter stipulates that, unless the New PAD consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the New PAD, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the New PAD to the New PAD or the New PAD’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the New PAD Charter or the New PAD Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that (x) if, and only if, the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, then another state court of the State of Delaware or, if no state court of the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware shall be the sole and exclusive forum for such action or proceeding, and (y) the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless New PAD consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.

This summary is qualified by reference to the complete text of the proposed New PAD Charter, a copy of which is attached to this proxy statement/prospectus as Annex H. All FACT Shareholders are encouraged to read the proposed New PAD Charter in its entirety for a more complete description of its terms.

Advisory Charter Proposal 5C — Adoption of Majority Vote Requirement to Amend the New PAD Charter

FACT Shareholders are being asked to approve and adopt an amendment to the FACT Articles to approve provisions providing that any amendment to the New PAD Charter will generally require approval by holders of at least a majority of New PAD’s then outstanding capital stock entitled to vote thereon (except where a lower threshold is provided by the DGCL). The proposed New PAD Charter provides that the New PAD Bylaws may be amended by the New PAD Board or by the stockholders by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class.

This summary is qualified by reference to the complete text of the proposed New PAD Charter, a copy of which is attached to this proxy statement/prospectus as Annex H. All FACT Shareholders are encouraged to read the proposed New PAD Charter in its entirety for a more complete description of its terms.

Advisory Charter Proposal 5D — Removal of Directors

FACT Shareholders are being asked to approve and adopt an amendment to the FACT Articles to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than a majority of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of preferred stock.

This summary is qualified by reference to the complete text of the proposed New PAD Charter, a copy of which is attached to this proxy statement/prospectus as Annex H. All FACT Shareholders are encouraged to read the proposed New PAD Charter in its entirety for a more complete description of its terms.

Advisory Charter Proposal 5E — Action by Written Consent of Stockholders

FACT Shareholders are being asked to approve and adopt an amendment to the FACT Articles to approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting.

This summary is qualified by reference to the complete text of the proposed New PAD Charter, a copy of which is attached to this proxy statement/prospectus as Annex H. All FACT Shareholders are encouraged to read the proposed New PAD Charter in its entirety for a more complete description of its terms.

Advisory Charter Proposal 5F — Other Changes in Connection with Adoption of the proposed New PAD Charter

FACT Shareholders are being asked to approve and adopt an amendment to the FACT Articles to authorize (i) changing the corporate name from “FACT II Acquisition Corp.” to “Precision Aerospace & Defense Group, Inc.”, (ii) making New PAD’s corporate existence perpetual, and (iii) removing certain provisions related to FACT’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The proposed New PAD Charter will not contain provisions related to a blank check company (including those related to operation of the trust account, winding up of FACT’s operations should FACT not complete a business combination by a specified date, and other such blank check-specific provisions as are present in the FACT Articles) because following the consummation of the Business Combination, New PAD will not be a blank check company.

This summary is qualified by reference to the complete text of the proposed New PAD Charter, a copy of which is attached to this proxy statement/prospectus as Annex H. All FACT Shareholders are encouraged to read the proposed New PAD Charter in its entirety for a more complete description of its terms.

Implementation of each of the Advisory Charter Proposals will result, upon the Domestication, in the wholesale replacement of the FACT Articles with the proposed New PAD Charter. While certain material changes between the FACT Articles with the proposed New PAD Charter have been unbundled into distinct Charter Proposals or otherwise identified in this Advisory Charter Proposal 5, there are other differences between the FACT Articles with the proposed New PAD Charter (arising from, among other things, differences between the Cayman Companies Act and the DGCL and the typical form of organizational documents under each such body of law) that will be approved (subject to the approval of the aforementioned related proposals and consummation of the Business Combination) if FACT Shareholders approve the Charter Proposal.

Reasons for the Amendments

Advisory Charter Proposal 5A — Authorized Shares

The principal purpose of this proposal is to provide for an authorized capital structure of New PAD that will enable it to continue as an operating company governed by the DGCL. The FACT Board believes that it is important for New PAD to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support its growth and to provide flexibility for future corporate needs.

Advisory Charter Proposal 5B — Exclusive Forum Provision

Adopting Delaware as the exclusive forum for certain stockholder litigation is intended to assist New PAD in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise and should promote efficiency and cost-savings in the resolutions of such claims. The FACT Board believes that the Delaware courts are best suited to address disputes involving such matters given that after the Domestication, New PAD will be incorporated in Delaware. Delaware law generally applies to such matters and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes, which help provide relatively quick decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides stockholders and the post-combination company with more predictability regarding the outcome of intra-corporate disputes. In the event the Court of Chancery does not have jurisdiction, the other state or, if applicable, federal courts located in Delaware would be the most appropriate forums because these courts have more expertise on matters of Delaware law compared to other jurisdictions. The choice of forum provision is intended to apply to the fullest extent permitted by law to the above-specified types of actions and proceedings, including any derivative actions asserting claims under state law or the federal securities laws, and is intended to require, in each case, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on behalf of the New PAD, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the New PAD to the New PAD or the New PAD’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the New PAD Charter or the New PAD Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that (x) if, and only if, the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, then another state court of the State of Delaware or, if no state court of the State of Delaware has subject matter jurisdiction, the federal district court for the District of Delaware shall be the sole and exclusive forum for such action or proceeding, and (y) the exclusive forum provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless New PAD consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.

In addition, this amendment would promote judicial fairness and avoid conflicting results, as well as make New PAD’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery.

Advisory Charter Proposal 5C — Adoption of Majority Vote Requirement to Amend the New PAD Charter

The FACT Articles amendments may be made by a special resolution under the Cayman Companies Act, being the affirmative vote of at least two-thirds of the FACT Ordinary Shares represented in person or by proxy and entitled to vote thereon and who vote at a general meeting.

FACT Shareholders are being asked to approve and adopt an amendment to the FACT Articles to approve provisions providing that any amendment to the New PAD charter will generally require approval by holders of at least a majority of New PAD’s then outstanding capital stock entitled to vote thereon (except where a lower threshold is provided by the DGCL). The proposed New PAD Charter provides that the New PAD Bylaws may be amended by the New PAD Board or by the stockholders by the affirmative vote of the holders of at least a majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment, voting as a single class.

The amendments are intended to protect the proposed New PAD Bylaws and certain key provisions of the proposed New PAD Charter from arbitrary amendment and to prevent stockholders from taking actions that may be harmful to other stockholders or making changes to provisions that are intended to protect all stockholders.

Advisory Charter Proposal 5D — Removal of Directors

The FACT Articles provide before a business combination, holders of FACT Class B Shares may remove any director, and that after a business combination, shareholders may by Ordinary Resolution remove any director. Under the DGCL, unless a company’s certificate of incorporation provides otherwise, removal of a director only for cause is automatic with a classified board. The proposed New PAD Charter permits the removal of a director only for cause and only by the affirmative vote of not less than a majority of the outstanding shares entitled to vote at an election of directors, subject to the rights, if any, of any series of preferred stock. The FACT Board believes that such a standard will (i) increase board continuity and the likelihood that experienced board members with familiarity of New PAD’s business operations would serve on the board at any given time and (ii) make it more difficult for a potential acquiror or other person, group or entity to gain control of the New PAD Board.

Advisory Charter Proposal 5E — Action by Written Consent of Stockholders

Under the proposed New PAD Charter, New PAD’s stockholders will have the ability to propose items of business (subject to the restrictions set forth therein) at duly convened stockholder meetings. Eliminating the right of stockholders to act by written consent limits the circumstances under which stockholders can act on their own initiative to remove directors, or alter or amend New PAD’s organizational documents outside of a duly called special or annual meeting of the stockholders of New PAD. Further, the FACT Board believes that continuing to limit stockholders’ ability to act by written consent will (i) reduce the time and effort our board of directors and management would need to devote to stockholder proposals, which time and effort could distract our directors and management from other important company business and (ii) facilitate transparency and fairness by allowing all stockholders to consider, discuss, and vote on pending stockholder actions.

In addition, the elimination of the stockholders’ ability to act by written consent may have certain anti-takeover effects by forcing a potential acquirer to take control of the New PAD Board only at a duly called special or annual meeting. This proposal, however, is not in response to any effort of which FACT is aware to obtain control of New PAD, and FACT and its management do not presently intend to propose other anti-takeover measures in future proxy solicitations. Further, the FACT Board does not believe that the effects of the elimination of stockholder action by written consent will create a significant impediment to a tender offer or other effort to take control of New PAD. Inclusion of these provisions in the proposed New PAD Charter might also increase the likelihood that a potential acquirer would negotiate the terms of any proposed transaction with the board of directors and thereby help protect stockholders from the use of abusive and coercive takeover tactics.

Advisory Charter Proposal 5F — Other Changes in Connection with Adoption of the proposed New PAD Charter

The FACT Board believes that changing New PAD’s corporate name from “FACT II Acquisition Corp.” to “Precision Aerospace & Defense Group, Inc.” and making corporate existence perpetual is desirable to reflect the Business Combination and to clearly identify New PAD as the publicly traded entity. Additionally, perpetual existence is the usual period of existence for corporations, and the FACT Board believes that it is the most appropriate period for FACT following the Business Combination.

The elimination of certain provisions related to FACT’s status as a blank check company is desirable because these provisions will serve no purpose following the Business Combination. For example, the proposed New PAD Charter does not include the requirement to dissolve FACT and allows it to continue as a corporate entity with perpetual existence following the consummation of the Business Combination. Perpetual existence is the usual period of existence for public corporations, and the FACT Board believes it is the most appropriate period for New PAD following the Business Combination. In addition, certain other provisions in FACT’s current organizational documents require that proceeds from the IPO be held in the Trust Account until a business combination or liquidation of FACT has occurred. These provisions cease to apply once the Business Combination is consummated and are therefore not included in the proposed New PAD Charter.

Vote Required for Approval

Approval of each Advisory Charter Proposal requires an ordinary resolution on a non-binding and advisory only basis, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. The shareholder votes regarding these proposals are advisory in nature, and are not binding on FACT, the FACT Board, PAD or New PAD Board. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on the outcome of the vote on the Advisory Charter Proposals.

The Advisory Charter Proposals are conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Advisory Charter Proposals will have no effect, even if approved by holders of FACT Ordinary Shares.

Resolution to be Voted Upon

“RESOLVED, as six separate ordinary resolutions on a non-binding and advisory basis only, subject to the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, that the following governance provisions contained in the New PAD Charter be and are hereby approved and adopted:

•        Proposal No. 5A — To amend the FACT Articles to authorize the change in the authorized capital stock of FACT from (i) 200,000,000 FACT Class A Shares, 20,000,000 FACT Class B Shares and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 100,000,000 shares of New PAD Common Stock and 10,000,000 shares of undesignated preferred stock, par value $0.00001 per share.

•        Proposal No. 5B — To amend the FACT Articles to authorize adopting the State of Delaware as the exclusive forum for certain stockholder litigation.

•        Proposal No. 5C — To amend the FACT Articles to approve provisions requiring the affirmative vote of at least (i) a majority of New PAD’s then outstanding capital stock (except where a lower threshold is provided by the DGCL) for amendments to the New PAD Charter; and (ii) a majority of the New PAD Board or a majority of New PAD’s then outstanding capital stock for amendments to the New PAD Bylaws.

•        Proposal No. 5D — To amend the FACT Articles to approve provisions permitting the removal of a director only for cause and only by the affirmative vote of not less than a majority of the outstanding shares entitled to vote at an election of directors, voting together as a single class.

•        Proposal No. 5E — To amend the FACT Articles to approve provisions requiring stockholders to take action at an annual or special meeting and prohibiting stockholder action by written consent in lieu of a meeting.

•        Proposal No. 5F — To amend the FACT Articles to authorize (i) changing the corporate name from “FACT II Acquisition Corp.” to “Precision Aerospace & Defense Group, Inc.,” (ii) making New PAD’s corporate existence perpetual, and (iii) removing certain provisions related to FACT’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT FACT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER PROPOSALS.

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of FACT and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 6 — THE INCENTIVE PLAN PROPOSAL

Overview

Assuming each of the Condition Precedent Proposals is approved, FACT is asking its shareholders to approve the New PAD Incentive Plan. The New PAD Incentive Plan will be adopted by the FACT Board prior to the date of the EGM and subject to shareholder approval at the EGM. The New PAD Incentive Plan will become effective as of the latest to occur of (i) the date of its initial adoption by the FACT Board, (ii) the date of its initial approval by the FACT Shareholders, or (iii) the Effective Time, assuming approval of this proposal by the FACT Shareholders.

The terms of the New PAD Incentive Plan have not yet been finally determined. The following is a summary of the expected material terms of the New PAD Incentive Plan. A copy of the current draft of the New PAD Incentive Plan is attached to this proxy statement/prospectus as Annex J.

Purpose of the New PAD Incentive Plan

The purpose of the New PAD Incentive Plan is to enhance New PAD’s and its subsidiaries’ ability to attract, retain and motivate persons who make (or are expected to make) important contributions to New PAD by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to motivate high levels of performance and align the interests of directors, employees and consultants with those of stockholders by giving directors, employees and consultants the perspective of an owner with an equity or equity-linked stake in New PAD and providing a means of recognizing their contributions to New PAD’s success. The FACT Board believes that equity ownership opportunities and/or equity-linked compensatory opportunities are necessary to remain competitive in its industry and are essential to recruiting and retaining the highly qualified employees who help New PAD meet its goals.

Summary of the New PAD Incentive Plan

The following summarizes the expected material terms of the New PAD Incentive Plan. This summary is qualified in its entirety by reference to the full text of the New PAD Incentive Plan.

Administration.    The Compensation Committee of the New PAD Board or such other committees (the “Committee”) to which the New PAD Board delegates such power or authority will serve as the plan administrator of the New PAD Incentive Plan. The Committee has full authority to determine eligibility, grant timing, award types and terms, vesting and forfeiture conditions, forms of payment, interpret the plan and awards, and correct defects. The New PAD Board may exercise the powers and duties of the Committee from time to time without further action of the Committee and may also delegate to one or more officers or directors of New PAD limited authority to grant awards under the New PAD Incentive Plan (subject to limitations imposed under Section 16 of the Exchange Act and other applicable law and regulation).

Share Reserve.    The aggregate number of shares (including shares underlying the Incentive Share Options (the “ISOs”)) issuable under the New PAD Incentive Plan shall not exceed 6,000,000, plus an annual increase on the first day of each calendar year beginning January 1, 2026 and ending on and including December 31, 2036 equal to 10% of the outstanding shares of New PAD Common Stock shares as of the prior year-end. Shares subject to awards that lapse, expire, are forfeited, canceled or otherwise terminate without issuance again become available for awards, subject to plan limitations. The total of equity grant date fair value and cash compensation to any non-employee director in any calendar year shall not exceed $250,000, subject to the specific exception for service as non-executive chair.

If an award (or any portion thereof) granted under the New PAD Incentive Plan expires, is forfeited, is canceled or otherwise terminates without the issuance of shares, any shares subject to such award again become available for grant under the New PAD Incentive Plan, subject to the limitations set forth in the New PAD Incentive Plan. For the avoidance of doubt, only awards that terminate without share issuance will return shares to the share reserve, and no other events shall increase the number of shares available other than as expressly provided in the New PAD Incentive Plan.

The New PAD Incentive Plan provides that the sum of (i) any cash compensation paid to a non-employee director and (ii) the aggregate grant-date fair value (determined in accordance with FASB ASC Topic 718, or any successor standard) of all equity awards granted to such non-employee director as compensation for board or committee service in any calendar year shall not exceed $250,000, subject to the specific exception provided for service as non-executive chair as set forth in the New PAD Incentive Plan.

Eligibility.    New PAD’s directors, employees and consultants, and employees and consultants of New PAD’s subsidiaries, will be eligible to receive awards, provided that awards may be granted only to natural persons providing bona fide services, and not in connection with capital-raising or for promoting or maintaining a market for the Company’s securities. ISOs may only be granted to employees of New PAD or its parent or subsidiary corporations.

Types of Awards.    Authorized awards include stock options, stock appreciation rights, restricted stock and restricted stock units, unrestricted share awards, performance units and distribution equivalent rights as provided in the plan.

•        Stock Options and Share Appreciation Rights.    Options shall have a maximum term of five years (or shorter as provided in the award agreement); Share Appreciation Rights (“SARs”) shall also have a maximum term of five years or a shorter term as set by the Committee consistent with the plan. Permitted exercise methods include cash, delivery of previously owned shares, broker-assisted cashless exercise (including sale or margin loan), and share reduction to cover the price, as provided in the award agreement.

•        Restricted Stock.    Restricted stock is subject to transfer restrictions and vesting conditions during the restriction period; the Committee may provide for voting and dividend rights, with forfeiture of dividends if the underlying shares do not vest.

•        RSUs.    Restricted Share Units vest and settle in cash or shares of New PAD Common Stock at the times and on the conditions specified by the Committee and the applicable award agreement, consistent with applicable tax requirements.

•        Other Stock or Cash Based Awards.    Unrestricted share awards and performance units may be granted as provided in the plan; cash payment may be used where specified in the applicable award agreement.

•        Dividend Equivalents.    Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of New PAD Common Stock. Distribution Equivalent Rights may be granted as a separate award, payable in cash or reinvested as determined by the Committee (including interest equivalents), and paid or forfeited as specified in the award agreement.

Adjustments; Corporate Transactions.    The Committee may provide for assumption, substitution, cash-out or other treatment of awards in connection with a transaction, including acceleration where provided in an award agreement, subject to the New PAD Incentive Plan’s adjustment provisions.

Repricings.    Without stockholder approval, the Committee may not reduce the exercise or base price of any outstanding option or SAR, cancel and regrant or exchange an option or SAR for cash or another award to effect a reduction in price, or otherwise take any action that would be treated as a repricing under the New PAD Incentive Plan.

Amendment and Termination.    The New PAD Board may amend or terminate the New PAD Incentive Plan; stockholder approval is required for changes required by law or exchange rules, any increase to the share reserve, any increase to the non-employee director compensation limit; no amendment or termination may materially and adversely impair an outstanding award without the holder’s consent. The New PAD Incentive Plan will remain in effect until the 10th anniversary of its adoption, unless terminated earlier.

Clawback Provisions.    All awards will be subject to any New PAD’s clawback policy adopted to comply with applicable law and Nasdaq listing standards.

New Plan Benefits

No awards have been previously granted under the New PAD Incentive Plan and no awards have been granted that are contingent on stockholder approval of the New PAD Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/prospectus because participation and the types of awards that may be granted under the New PAD Incentive Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this proxy statement/prospectus.

Interests of Certain Persons in this Proposal

All members of the New PAD Board and all executive officers of New PAD will be eligible to receive awards made under the New PAD Incentive Plan and, thus, have a personal interest in the approval of the New PAD Incentive Plan. Nevertheless, the FACT Board believes that it is important to provide incentives and rewards for superior performance and the retention of experienced and highly qualified officers, employees, directors, consultants and other service providers by adopting the Incentive Plan.

Vote Required for Approval

Approval of the Incentive Plan Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on the outcome of the vote on the Incentive Plan Proposal.

The Incentive Plan Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Incentive Plan Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that subject to the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, the New PAD 2026 Omnibus Securities and Incentive Plan, in the form attached to the proxy statement/prospectus of the meeting as Annex J, be adopted and approved.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT FACT SHAREHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of FACT and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 7 — THE DIRECTOR ELECTION PROPOSAL

Overview

Pursuant to the Business Combination Agreement, FACT has agreed to take all necessary action, including causing the members of the FACT Board to resign, so that effective at the Closing, the entire New PAD Board will consist of the seven individuals set forth below. Directors of New PAD will be elected annually and serve until the next annual meeting of stockholders, or until any such director’s successor is elected and qualified, subject to such director’s earlier death, disability, disqualification, resignation, retirement or removal.]

FACT is proposing the approval by ordinary resolution of the election of the following individuals, who will take office immediately following the Closing and who will constitute all the members of the New PAD Board: [•].

[•] are expected to qualify as independent directors under Nasdaq’s listing standards.

There are no family relationships among any of New PAD’s director nominees and PAD’s current executive officers.

Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitutes the entire New PAD Board will be fixed solely by resolution of the New PAD Board.

Any director or the New PAD Board may be removed, but only for cause, by the holders of at least majority in voting power of the then outstanding shares of capital stock of New PAD entitled to vote thereon, voting as a single class. Subject to the rights of holders of any series of Preferred Stock, vacancies occurring on the New PAD Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled solely by vote of a majority of the remaining members of the New PAD Board, even if less than a quorum, or by a sole remaining director, and not by stockholders of New PAD. A person so elected by the New PAD Board to fill a vacancy or newly created directorship will hold office for the remaining term of his or her predecessor or until such director’s earlier death, disability, resignation, retirement, disqualification or removal.

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals. Therefore, if each of the Condition Precedent Proposals is not approved, the Director Election Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

The FACT Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the date of this proxy statement/prospectus and is based in part on information furnished by the nominees and in part from FACT’s and PAD’s records.

Information about Director Nominees

Name	Position
[•]	Director Nominee
[•]	Director Nominee
[•]	Director Nominee
[•]	Director Nominee
[•]	Director Nominee
[•]	Director Nominee
[•]	Director Nominee

Information regarding each nominee is set forth in the section of this proxy statement/prospectus entitled “Management of New PAD Following the Business Combination.”

Other than in connection with the Business Combination Agreement, as discussed below in the section of this proxy statement/prospectus entitled “Management of New PAD Following the Business Combination,” there is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

For more information about the anticipated members of the New PAD Board following the Closing, see the sections of this proxy statement/prospectus entitled “Management of New PAD Following the Business Combination”; and for more information about the compensation of the members of the PAD Board and executive officers of PAD prior to the Closing, see the section of this proxy statement/prospectus entitled “Executive and Director Compensation of PAD.”

Vote Required for Approval

Approval of the Director Election Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on the Director Election Proposal.

The Director Election Proposal is conditioned on the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal. Therefore, if the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal are not approved, the Director Election Proposal will have no effect, even if approved by holders of FACT Ordinary Shares.

The FACT Insiders collectively own 6,595,833 FACT Ordinary Shares, or approximately 27% of the issued and outstanding FACT Ordinary Shares, as follows: (i) the Sponsor owns 0 FACT Class B Shares and 17,500 FACT Class A Shares; (ii) the FACT independent directors each own 30,000 FACT Class B Shares, for an aggregate of 90,000 FACT Class B Shares; (iii) our Executive Chairman owns 130,000 FACT Class B Shares and (iv) Sponsor HoldCo owns an aggregate of 440,000 FACT Class A Shares, 325,000 restricted FACT Class A Shares and 5,593,333 FACT Class B Shares. Accordingly, we will need [•] Public Shares to vote in favor of the Director Election Proposal to approve it if all FACT Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that subject to the approval of the Business Combination Proposal, the Domestication Proposal, the Stock Issuance Proposal and the Charter Proposal, the persons named below be elected to serve on the New PAD board of directors until their respective successors are duly elected and qualified, effective upon the consummation of the Business Combination.”

Name of Director
[•]
[•]
[•]
[•]
[•]
[•]
[•]

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT FACT SHAREHOLDERS VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of FACT and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 8 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows the FACT Board to submit a proposal to approve, by ordinary resolution, the adjournment of the EGM to a later date or dates, if necessary or desirable. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the parties to consummate the Business Combination.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the EGM and is not approved by the FACT Shareholders, the FACT Board may not be able to adjourn the EGM to a later date or dates, if necessary or desirable. In such events, the Business Combination may not be completed.

Vote Required for Approval

Approval of the Adjournment Proposal requires an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the EGM and otherwise will have no effect on a particular proposal under Cayman Islands law.

The Adjournment Proposal is not conditioned upon the approval of any other proposal to be voted on at the EGM.

The FACT Insiders collectively own 6,595,833 FACT Ordinary Shares, or approximately 27% of the issued and outstanding FACT Ordinary Shares, as follows: (i) the Sponsor owns 0 FACT Class B Shares and 17,500 FACT Class A Shares; (ii) the FACT independent directors each own 30,000 FACT Class B Shares, for an aggregate of 90,000 FACT Class B Shares; (iii) our Executive Chairman owns 130,000 FACT Class B Shares and (iv) Sponsor HoldCo owns an aggregate of 440,000 FACT Class A Shares, 325,000 restricted FACT Class A Shares and 5,593,333 FACT Class B Shares. Accordingly, we will need [•] Public Shares to vote in favor of the Adjournment Proposal to approve it if all FACT Ordinary Shares are present and cast votes, and no Public Shares to approve it if only a minimum quorum is present.

Resolution to be Voted Upon

“RESOLVED, as an ordinary resolution, that the EGM be adjourned to a later date or dates, if the FACT Board deems it necessary or desirable, be approved.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT FACT SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of FACT’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of FACT and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor, Sponsor HoldCo and FACT’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor, Sponsor HoldCo, and FACT’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary is a discussion of material U.S. federal income tax considerations (i) of the Domestication to U.S. holders and non-U.S. holders (each as defined below) of FACT Class A Shares, (ii) of the exercise of redemption rights by U.S. holders and non-U.S. holders of FACT Class A Shares, (iii) of the Merger to U.S. holders and non-U.S. holders of PAD Shares and (iv) the ownership and disposition of FACT Common Stock received in the Business Combination to non-U.S. holders of FACT Common Stock. This section applies only to holders that hold their FACT Class A Shares, PAD Shares or FACT Class A Common Stock as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address the Sponsor, Sponsor HoldCo or their affiliates, representatives, employees or other stakeholders. Furthermore, this section applies only to holders of PAD Shares that acquired PAD Shares for cash and not in connection with the Merger.

This section is general in nature and does not discuss all aspects of U.S. federal income taxation that might be relevant to a particular holder in light of such holder’s circumstances or status, nor does it address tax considerations applicable to a holder subject to special rules, including:

•        financial institutions or financial services entities;

•        broker-dealers;

•        governments or agencies or instrumentalities thereof;

•        insurance companies;

•        dealers or traders subject to a mark-to-market method of tax accounting with respect to FACT Class A Shares, FACT Common Stock or PAD Shares;

•        persons holding FACT Class A Shares, PAD Shares or FACT Common Stock as part of a “straddle,” hedge, integrated transaction or similar transaction, or persons deemed to sell FACT Class A Shares, PAD Shares or FACT Common Stock under constructive sale provisions of the Code;

•        U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•        partnerships or other pass-through entities for U.S. federal income tax purposes or beneficial owners in such entities;

•        holders who are controlled foreign corporations or passive investment foreign companies (“PFIC”);

•        regulated investment companies;

•        real estate investment trusts;

•        persons who acquired FACT Class A Shares, PAD Shares and FACT Common Stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services;

•        persons owning (directly, indirectly, or constructively) 10% or more of the total combined voting power of all classes of stock entitled to vote of, or 10% or more of the total value of all classes of shares of, FACT, PAD or New PAD, except to the extent otherwise discussed herein;

•        U.S. holders that hold their FACT Class A Shares, PAD Shares or FACT Common Stock through a non-U.S. broker or other non-U.S. intermediary;

•        U.S. expatriates or former long-term residents of the United States;

•        persons that are subject to “applicable financial statement rules” under Section 451(b) of the Code;

•        persons that exercise appraisal rights in connection with the Merger;

•        individual retirement or other tax-deferred accounts; or

•        tax-exempt entities.

If a partnership (or any entity or arrangement so characterized for U.S. federal income tax purposes) holds FACT Class A Shares, PAD Shares or FACT Common Stock, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any FACT Class A Shares, PAD Shares or FACT Common Stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations all as of the date hereof, changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein (possibly with retroactive effect).

This discussion does not take into account proposed changes in such tax laws and does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as estate or gift tax consequences, the alternative minimum tax or the Medicare tax on investment income). Each of the foregoing is subject to change, possibly with retroactive effect. You should consult your own tax advisors with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

FACT and PAD have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication, the Merger, an exercise of redemption rights or any other matters discussed herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

THE FOLLOWING IS FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, THE MERGER, AN EXERCISE OF REDEMPTION RIGHTS AND ANY OTHER MATTERS DISCUSSED HEREIN, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

Tax Treatment of the Domestication — F Reorganization

The U.S. federal income tax consequences of the Domestication will depend primarily upon whether the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code.

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is a “mere change in identity, form or place of organization of one corporation, however effected.” Pursuant to the Domestication, FACT will de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation in accordance with the FACT Articles, Section 388 of the DGCL and Part XII of the Cayman Companies Act.

It is intended that the Domestication qualify as an F Reorganization for U.S. federal income tax purposes. Based upon customary assumptions, as well as certain representations to be received by, and covenants and undertakings of, FACT, Merger Sub and PAD, it is the opinion of Paul Hastings LLP that the Domestication should qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. However, the completion of the Domestication is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax consequences of the Domestication. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. None of the parties to the Domestication intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Domestication, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Domestication discussed herein or that a court would not sustain such a challenge. If any of the facts, assumptions, representations, covenants or undertakings by FACT, Merger Sub or PAD are incorrect, incomplete or inaccurate or are violated, the accuracy of the opinion may be affected or if the IRS were to successfully challenge the F Reorganization status of the Domestication, the U.S. federal income tax consequences of the Domestication could differ from those described herein. Except to the extent otherwise discussed herein, the remainder of this discussion assumes the Domestication qualifies as an F Reorganization. However, due to the absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a corporation holding only investment-type assets, such as FACT, this result is not entirely clear. Accordingly, due to the absence of such guidance, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

FACT generally does not expect to recognize any gain or loss for U.S. federal income tax purposes as a result of the Domestication.

Tax Treatment of the Merger

The U.S. federal income tax consequences of the Merger will depend primarily upon whether the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code.

It is intended that the Merger qualifies as an “reorganization” within the meaning of Section 368(a) of the Code. Based upon customary assumptions, as well as certain representations to be received by, and covenants and undertakings of, FACT, Merger Sub and PAD, it is the opinion of Lucosky Brookman LLP that the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, the completion of the Merger is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax consequences of the Merger. An opinion of counsel represents counsel’s legal judgment but is not binding on the IRS or any court. None of the parties to the Merger intend to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Merger discussed herein or that a court would not sustain such a challenge. If any of the facts, assumptions, representations, covenants or undertakings by FACT, Merger Sub or PAD are incorrect, incomplete or inaccurate or are violated, the accuracy of the opinion may be affected or if the IRS were to successfully challenge the “reorganization” status of the Merger, the U.S. federal income tax consequences of the Merger could differ from those described herein, including the holders of PAD Shares could be required to fully recognize gain with respect to such PAD Shares as a result of the Merger. Except to the extent otherwise discussed herein, the remainder of this discussion assumes the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. However, due to the absence of authority directly addressing the treatment of all of the particular facts of the Merger for U.S. federal income tax purposes and the series of related transactions described herein, this result is not entirely clear. Accordingly, due to the absence of such direct authority, it is not possible to predict whether the IRS or a court considering the issue would take a contrary position.

PAD generally does not expect to recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger.

U.S. Holders

This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of FACT Class A Shares, PAD Shares or FACT Common Stock (as applicable) that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (ii) the trust has validly elected to be treated as a United States person.

Tax Consequences of the Domestication to U.S. Holders of FACT Class A Shares

Assuming the Domestication qualifies as an F Reorganization, U.S. holders generally will not recognize taxable gain or loss on the Domestication for U.S. federal income tax purposes, except as provided below under the caption headings “— Effect of Section 367 of the Code to U.S. Holders of FACT Class A Shares” and “— PFIC Considerations for U.S. Holders of FACT Class A Shares — Effect of PFIC Rules on the Domestication,” and the Domestication will be treated for U.S. federal income tax purposes as if FACT (i) transferred all of its assets and liabilities to New PAD in exchange for all of the outstanding common stock of New PAD; and (ii) then distributed the New PAD Common Stock to the FACT Shareholders in liquidation of FACT. The taxable year of FACT will be deemed to end on the date of the Domestication.

Assuming the Domestication qualifies as an F Reorganization: (i) the tax basis of a share of FACT Common Stock received by a U.S. holder in the Domestication will equal the U.S. holder’s adjusted tax basis in FACT Class A Shares surrendered in exchange therefor, increased by any amount included in the income of such U.S. holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for a share of FACT Common Stock received by a U.S. holder will include such U.S. holder’s holding period for the FACT Class A Shares surrendered in exchange therefor.

If the Domestication fails to qualify as an F Reorganization, a U.S. holder generally would recognize gain or loss with respect to its FACT Class A Shares in an amount equal to the difference between the fair market value of the shares of FACT Common Stock received in the Domestication and the U.S. holder’s adjusted tax basis in its FACT Class A Shares surrendered in the Domestication. In such event, such U.S. holder’s basis in the shares of FACT Common Stock would be equal to their fair market value on the date of the Domestication, and such U.S. holder’s holding period for such shares of FACT Common Stock would begin on the day following the date of the Domestication. Shareholders who hold different blocks of FACT Class A Shares (generally, FACT Class A Shares purchased or acquired on different dates or at different prices) should consult their own tax advisors to determine how the above rules apply to them.

Effect of Section 367 of the Code to U.S. Holders of FACT Class A Shares

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including an in-bound F Reorganization. Section 367 of the Code imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code generally will apply to U.S. holders of FACT Class A Shares on the date of the Domestication.

U.S. Holders that Own At Least 10 Percent of the FACT Class A Shares

Subject to the discussion under “— PFIC Considerations for U.S. Holders of FACT Class A Shares” below, a U.S. holder who, on the date of the Domestication, beneficially owns at least 10% by vote or value in FACT generally will be required to include in income as a deemed dividend deemed paid by FACT the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to the FACT Class A Shares held directly by such U.S. holder.

U.S. Holders That Own FACT Class A Shares with a Fair Market Value of $50,000 or More And Less Than 10 Percent of the FACT Class A Shares

Subject to the discussion under “— PFIC Considerations for U.S. Holders of FACT Class A Shares” below, a U.S. holder who, on the date of the Domestication, beneficially owns (directly, indirectly, or constructively, including as a result of applicable attribution rules) FACT Class A Shares with a fair market value of $50,000 or more but less than 10% of the total combined voting power of all classes of FACT Class A Shares entitled to vote and less than 10% of the total value of all classes of stock of FACT will generally recognize gain (but not loss) with respect to the FACT Common Stock received in the Domestication unless such holder elects to recognize the “all earnings and profits” amount attributable to such holder as described below. Any such gain would be equal to the excess of the fair market value of such common stock received over the U.S. holder’s adjusted tax basis in the FACT Class A Shares deemed to be surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain would be capital gain and should be long-term capital gain if the U.S. holder held the FACT Class A Shares for longer than one year. Complex attribution rules apply in determining whether a U.S. holder owns 10% or more of the total combined voting power of all classes of our ordinary shares entitled to vote or owns 10% or more of the total value of all classes of our ordinary shares. All U.S. holders are urged to consult their own tax advisors with respect to those attribution rules.

In lieu of recognizing any gain as described in the preceding paragraph, such U.S. holder may instead elect to include in income all earnings and profits amount attributable to its FACT Class A Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

•        a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

•        a complete description of the Domestication;

•        a description of any stock, securities or other consideration transferred or received in the Domestication;

•        a statement describing the amounts required to be taken into account for U.S. federal income tax purposes as income or as an adjustment to basis, earnings and profits or other tax attributes;

•        a statement that the U.S. holder is making the election that includes (A) a copy of the information that the U.S. holder received from FACT (or New PAD) establishing and substantiating the U.S. holder’s all earnings and profits amount with respect to the U.S. holder’s FACT Class A Shares, and (B) a representation that the U.S. holder has notified FACT (or New PAD) that the U.S. holder is making the election; and

•        certain other information required to be furnished with the U.S. holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

The election must be attached by the U.S. holder to its timely filed U.S. federal income tax return for the year of the Domestication, and the U.S. holder must send notice of making the election to FACT (or New PAD) no later than the date such tax return is filed. At the time of the Domestication, FACT may have cumulative earnings and profits stemming from interest earned on the Trust Account, the amount of which will be based on prevailing interest rates, and such amounts of earnings and profits may be material.

U.S. holders are strongly urged to consult a tax advisor regarding the consequences of making the election described above and the appropriate filing requirements with respect to such election.

U.S. Holders that Own FACT Class A Shares with a Fair Market Value of Less Than $50,000

Subject to the discussion in “— PFIC Considerations for U.S. Holders of FACT Class A Shares” below, a U.S. holder who, at the time of the Domestication, beneficially owns (or is considered to own) FACT Class A Shares with a fair market value of less than $50,000 and less than 10% of the total combined voting power of all classes of FACT Class A Shares entitled to vote and less than 10% of the total value of all classes of stock of FACT should not be required to recognize any gain or loss under Section 367(b) of the Code in connection with the Domestication, and generally should not be required to include any part of the all earnings and profits amount in income.

PFIC Considerations for U.S. Holders of FACT Class A Shares

In addition to Section 367(b) of the Code, the Domestication may be a taxable event to U.S. holders to the extent that Section 1291(f) of the Code applies, if FACT is or ever was a PFIC under Section 1297 of the Code (as discussed further in “— Effect of PFIC Rules on the Domestication” below).

General.    A foreign corporation generally will be a PFIC for U.S. federal income tax purposes with respect to a taxable year of the foreign corporation if either:

•        at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income; or

•        at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

Because FACT is a blank check company with no current active business and, based upon the composition of its income (i.e. interest) and assets (i.e. cash) and upon a review of its financial statements, FACT believes that it is likely classified as a PFIC.

Consequences if a PFIC.    If FACT is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder of FACT Class A Shares and such U.S. holder did not make a timely qualified electing fund (“QEF”) election for FACT’s first taxable year as a PFIC in which such U.S. holder held (or was deemed to hold) such FACT Class A Shares (or a QEF election along with a “purging election”) or did not make a timely mark-to-market election as discussed below, then as described below, such U.S. holder generally will be subject to special rules with respect to: (i) any gain recognized by the U.S. holder on the sale or other disposition of its FACT Class A Shares; and (ii) any “excess distribution” made to the U.S. holder (generally, any distributions to such U.S. holder during a taxable year of the U.S. holder that are greater than 125% of the average annual distributions received by such U.S. holder in respect of the FACT Class A Shares during the three preceding taxable years of such U.S. holder or, if shorter, such U.S. holder’s holding period for the FACT Class A Shares). Under these rules:

•        the U.S. holder’s gain or excess distribution will be allocated ratably over the U.S. holder’s holding period for the FACT Class A Shares;

•        the amount of gain allocated to the U.S. holder’s taxable year in which the U.S. holder recognized the gain or received the excess distribution, or to the period in the U.S. holder’s holding period before the first day of the first taxable year in which FACT is a PFIC, will be taxed as ordinary income;

•        the amount of gain allocated to other taxable years (or portions thereof) of the U.S. holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. holder; and

•        the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. holder.

Any “all earnings and profits amount” included in income by a U.S. holder as a result of the Domestication under Section 367 of the Code, as discussed above, would generally be treated as gain subject to these rules.

QEF Election.    In general, if FACT is determined to be a PFIC, a U.S. holder may avoid the PFIC tax consequences described above in respect to its FACT Class A Shares by making a timely QEF election to include in income its pro rata share of FACT net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed (unless an election is made), in each taxable year of the U.S. holder in which or with which FACT’s taxable year ends. In general, for a QEF election to be valid a U.S. holder must make a timely QEF election for the taxable year that is the first year of the U.S. holder’s holding period for its FACT Class A Shares during which FACT qualified as a PFIC. The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a “PFIC Annual Information Statement,” to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances. However, in order to comply with the requirements of a QEF election, a U.S. holder must receive a PFIC annual information statement from FACT.

Mark-to-Market Election.    Alternatively, if a U.S. holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. holder makes a valid mark-to-market election for the first taxable year of the U.S. holder in which the U.S. holder holds (or is deemed to hold) FACT Class A Shares and for which FACT is determined to be a PFIC, such U.S. holder generally will not be subject to the PFIC rules described above in respect of its FACT Class A Shares. Instead, in general, the U.S. holder will include as ordinary income each year the excess, if any, of the fair market value of its FACT Class A Shares at the end of its taxable year over the adjusted basis in its FACT Class A Shares. The U.S. holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its FACT Class A Shares over the fair market value of its FACT Class A Shares at the end of its taxable year (but only to the extent of the net amount of previously included income, i.e., net of mark-to-market losses, as a result of the mark-to-market election). The U.S. holder’s basis in its FACT Class A Shares will be adjusted to reflect any such income or loss amounts, and the required income inclusions as well as any further gain recognized on a sale or other taxable disposition of the FACT Class A Shares will be treated as ordinary income. Any amount allowed as a deduction under the mark-to-market regime will be treated as an ordinary loss.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq (on which FACT Class A Shares have been listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to the FACT Class A Shares under their particular circumstances.

Effect of PFIC Rules on the Domestication.    Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person that disposes of stock of a PFIC must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. Proposed Treasury Regulations under Section 1291(f) of the Code (the “Proposed Regulations”) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their current form, the Proposed Regulations may require taxable gain recognition by a U.S. holder subject to the PFIC rules with respect to its exchange of FACT Class A Shares for FACT Common Stock received in the Domestication if FACT was classified as a PFIC at any time during such U.S. holder’s holding period in FACT Class A Shares. Therefore, U.S. holders of FACT Class A Shares that have not made a timely QEF election or mark-to-market election (as described above) may, pursuant to the Proposed Regulations, be subject to taxation on the Domestication to the extent their shares have a fair market value in excess of their tax basis. Any such gain would generally be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code will be adopted. The rules dealing with PFICs and with the QEF election and purging election (or a mark-to-market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. holder of FACT Class A Shares should consult its own tax advisors concerning the application of the PFIC rules to such FACT Class A Shares under such U.S. holder’s particular circumstances.

Tax Consequences to U.S. Holders of FACT Class A Shares Exercising Redemption Rights

This section is addressed to U.S. holders of FACT Class A Shares that elect to exercise redemption rights to receive cash in exchange for FACT Class A Shares and is subject in its entirety to the discussion of the PFIC rules as discussed above.

The U.S. federal income tax consequences to a U.S. holder of FACT Class A Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its common stock will depend on whether the redemption qualifies as a sale of the common stock redeemed under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. If the redemption qualifies as a sale of such U.S. holder’s common stock redeemed, the holder will generally recognize capital gain or capital loss equal to the difference, if any, between the amount of cash received and such holder’s tax basis in the common stock redeemed.

Whether a redemption qualifies for sale treatment will depend largely on the total amount of common stock treated as held by the U.S. holder relative to all common stock outstanding both before and after the redemption. The redemption of common stock will generally be treated as a sale of the common stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. holder, (ii) results in a “complete termination” of the U.S. holder’s interest in FACT (or New PAD) or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. holder.

In determining whether any of the foregoing tests are satisfied, a U.S. holder takes into account not only common stock actually owned by the U.S. holder, but also common stock constructively owned by the U.S. holder. A U.S. holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. holder has an interest or that have an interest in such U.S. holder, as well as any shares the U.S. holder has a right to acquire by exercise of an option, which would generally include common stock which could be acquired pursuant to an exercise of any warrants by such U.S. holder.

In order to meet the substantially disproportionate test, the percentage of the outstanding voting shares actually and constructively owned by the U.S. holder immediately following the redemption of common stock must, among other requirements, be less than 80% of the percentage of the outstanding voting shares actually and constructively owned by the U.S. holder immediately before the redemption. There will be a complete termination of such U.S. holder’s interest if either (i) all of the common stock actually and constructively owned by such U.S. holder are redeemed or (ii) all of the common stock actually owned by such U.S. holder are redeemed and such U.S. holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of any common stock actually and constructively owned by certain family members and such U.S. holder does not constructively own any other common stock and otherwise complies with specific conditions.

In order for the redemption of common stock to not be essentially equivalent to a dividend, the redemption must result in a “meaningful reduction” of the U.S. holder’s proportionate interest in FACT (and, following the Domestication, New PAD). Whether the redemption will result in a meaningful reduction in a U.S. holder’s proportionate interest in New PAD will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If the redemption does not qualify as a sale of the common stock redeemed, the U.S. holder will be treated as receiving a corporate distribution from FACT. Such distribution will generally be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of FACT’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of any such earnings and profits will generally be applied against and reduce the U.S. holder’s basis in its other common stock (but not below zero) and, to the extent in excess of such basis, will be treated as capital gain from the sale or exchange of such redeemed shares. After the application of these rules, any remaining tax basis of the U.S. holder in such holder’s redeemed common stock will generally be added to the U.S. holder’s adjusted tax basis in its remaining common stock, or, if it has none, to the U.S. holder’s adjusted tax basis in possibly other common stock constructively owned by such holder.

To the extent the redemption of Public Shares held by U.S. holders that exercise redemption rights is deemed to occur prior to redemption of Public Shares held by U.S. holders that exercise redemption rights will occur prior to the Domestication, U.S. holders exercising redemption rights should not be subject to the potential tax consequences of Section 367(b) of the Code as a result of the Domestication, but will be subject to the potential tax consequences of the PFIC rules discussed further above.

U.S. holders who directly, indirectly, or constructively own five percent or more of stock of FACT (by vote or value) may be subject to special reporting requirements with respect to a redemption, and such U.S. holders should consult with their own tax advisors with respect to any applicable reporting requirements.

All U.S. holders are urged to consult with their own tax advisors as to the tax consequences of a redemption of all or a portion of their common stock pursuant to an exercise of redemption rights.

Tax Consequences of the Merger to U.S. Holders of PAD Shares

A U.S. holder of PAD Shares that receives FACT Common Stock in exchange for shares of PAD Shares in the Merger should not recognize gain or loss for U.S. federal income tax purposes as a result of the Merger. A U.S. holder’s aggregate tax basis in the FACT Common Stock received in exchange for the PAD Shares surrendered in connection with the Merger should equal such U.S. holder’s aggregate adjusted tax basis in the shares of PAD Shares exchanged therefor. A U.S. holder’s holding period in the FACT Common Stock received should include the holding period for such U.S. holder’s shares of PAD Shares surrendered in exchange therefor.

If a U.S. holder has acquired different blocks of PAD Shares at different times or at different prices, then such U.S. holder’s tax basis and holding period in shares of FACT Common Stock received in the Merger generally should be determined with reference to each block of PAD Shares. Any such U.S. holders should consult their own tax advisors with respect to identifying the bases or holding periods of the shares of FACT Common Stock received in the Merger.

If the Merger was determined not to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then, for U.S. federal income tax purposes, a U.S. holder generally would recognize gain or loss with respect to its PAD Shares in an amount equal to the difference between the fair market value of the shares of FACT Common Stock received in the Merger and the U.S. holder’s adjusted tax basis in its PAD Shares surrendered in the Merger. Such gain or loss generally will be a capital gain or loss. If a U.S. holder’s holding period in the PAD Shares surrendered in the Merger is greater than one year as of the date of the Merger, the gain or loss will be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to limitations. Such U.S. holder’s basis in the shares of FACT Common Stock would be equal to their fair market value on the date of the Merger, and such U.S. holder’s holding period for such shares of FACT Common Stock would begin on the day following the date of the Merger. Shareholders who hold different blocks of PAD Shares (generally, ordinary shares purchased or acquired on different dates or at different prices) should consult their own tax advisors to determine how the above rules apply to them.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DOMESTICATION, THE MERGER, AN EXERCISE OF REDEMPTION RIGHTS AND ANY OTHER MATTERS DISCUSSED ABOVE.

Non-U.S. Holders

A “non-U.S. holder” is a beneficial owner of FACT Class A Shares, PAD Shares or FACT Common Stock that is, for U.S. federal income tax purposes:

•        a non-resident alien individual;

•        a foreign corporation; or

•        an estate or trust that is not a U.S. holder.

Such term, however, generally does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of FACT Class A Shares, PAD Shares or FACT Common Stock.

Tax Consequences of the Domestication to Non-U.S. Holders of FACT Class A Shares

FACT does not expect the Domestication to result in any material U.S. federal income tax consequences to non-U.S. holders of FACT Class A Shares.

Tax Consequences to Non-U.S. Holders of FACT Class A Shares Exercising Redemption Rights

This section is addressed to non-U.S. holders of FACT Class A Shares that elect to exercise redemption rights to receive cash in exchange for all or a portion of their FACT Class A Shares. For purposes of this discussion, a “redeeming non-U.S. holder” is a non-U.S. holder that elects to exercise redemption rights in respect of all or a portion of its FACT Class A Shares.

The U.S. federal income tax consequences to a redeeming non-U.S. holder will depend on whether the redemption qualifies as a sale of the common stock redeemed, as described above under “— U.S. Holders — Tax Consequences to U.S. Holders That Elect to Exercise Redemption Rights.” If such a redemption qualifies as a sale of common stock, the U.S. federal income tax consequences to the redeeming non-U.S. holder generally will be as described above under “— Gain on Sale, Taxable Exchange or Other Taxable Disposition of FACT Common Stock.” If such a redemption does not qualify as a sale of common stock, the redeeming non-U.S. holder generally will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described above under “— Distributions.”

Tax Consequences of the Merger to Non-U.S. Holders of PAD Shares

The U.S. federal income tax consequences of the Merger for non-U.S. holders of PAD Shares should be similar to those for U.S. holders of PAD Shares as described above under “— U.S. Holders — Tax Consequences of the Merger to U.S. Holders.”

However, non-U.S. holders of PAD Shares may be subject to U.S. federal income tax on any gain realized if PAD is or has been a USRPHC (as defined below) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Merger or the period during which the non-U.S. holder held PAD Shares, in which case any gain recognized by such non-U.S. holder would be subject to tax at generally applicable U.S. federal income tax rates. PAD believes that it is not, and has not been at any time since its formation, a USRPHC.

In addition, if the Merger fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then, for U.S. federal income tax purposes, a non-U.S. holder of PAD Shares would recognize gain or loss if the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the non-U.S. holder). Such gain will be subject to tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder. In addition, any such gains of a non-U.S. holder of PAD

Shares that is a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate (or lower applicable treaty rate) on such non-U.S. holder’s effectively connected earnings and profits (subject to adjustments). Such non-U.S. holder’s basis in the shares of FACT Common Stock would be equal to their fair market value on the date of the Merger, and such non-U.S. holder’s holding period for such shares of FACT Common Stock would begin on the day following the date of the Merger. Shareholders who hold different blocks of PAD Shares (generally, ordinary shares purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

If PAD is not and has not been a USRPHC (as defined below) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Merger or the period during which the non-U.S. holder held PAD Shares, and the gain is not effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if an applicable tax treaty so requires, is not attributable to a U.S. permanent establishment or fixed base maintained by the PAD Non-U.S. holder), no gain or loss would be recognized as a result of the Merger by non-U.S. holders. With respect to the foregoing sentence, PAD does not believe it is, or was during the period of time referred to in the foregoing sentence, a USRPHC, and PAD will deliver to FACT in connection with the Business Combination a certificate certifying that no interest in PAD is, or has been during the period of time referred to in the foregoing sentence, a “United States real property interests.”

Tax Consequences to Non-U.S. Holders of the Ownership and Disposition of FACT Common Stock received in the Business Combination

Distributions

Any distribution of cash or property (or a constructive distribution) New PAD makes to a non-U.S. holder of FACT Common Stock, to the extent paid out of New PAD’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes. Any such dividends paid or deemed paid to a non-U.S. holder in respect of FACT Common Stock that is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). In satisfying the foregoing withholding obligation with respect to a distribution, the applicable withholding agent may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution New PAD projects will be a dividend, based upon a reasonable estimate of both its current and accumulated earnings and profits for the taxable year in which the distribution is made. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the non-U.S. holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the non-U.S. holder’s adjusted tax basis in such FACT Common Stock (but not below zero) and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain from the sale or other taxable disposition of such FACT Common Stock, which will be treated as described under “— Gain on Sale, Taxable Exchange or Other Taxable Disposition of FACT Common Stock” below.

Dividends (including constructive dividends) New PAD pays to a non-U.S. holder that are effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder) generally will not be subject to the foregoing U.S. federal withholding tax, provided such non-U.S. holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, unless an applicable income tax treaty provides otherwise, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder. In addition, if the non-U.S. holder is a corporation, such U.S. holder’s effectively connected earnings and profits (subject to adjustments) may be subject to a U.S. federal “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of FACT Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other disposition of FACT Common Stock unless:

•        the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder);

•        the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•        New PAD is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period, and either (i) New PAD has ceased to be regularly traded on an established securities market or (ii) the non-U.S. holder has owned or is deemed to have owned under constructive ownership rules, at any time during the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period, more than 5% of New PAD’s common stock.

Unless an applicable tax treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. holder and, in addition, a non-U.S. holder described in the first bullet point that is a foreign corporation will be subject to U.S. federal “branch profits tax” at a 30% rate (or a lower applicable tax treaty rate) on such non-U.S. holder’s effectively connected earnings and profits (subject to adjustments).

Any gain of a non-U.S. holder described in the second bullet point above (which may be offset by U.S. source capital losses during the taxable year of the disposition) generally will be subject to a flat 30% U.S. federal income tax rate (or a lower applicable tax treaty rate).

Unless an applicable tax treaty provides otherwise, any gain described in the third bullet point above that is recognized by such non-U.S. holder on the sale, exchange or other taxable disposition of FACT Common Stock generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of such FACT Common Stock from a non-U.S. holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition if such FACT Common Stock are not treated as “regularly traded on an established securities market.” New PAD will generally be classified as a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. New PAD does not expect to be classified as a USRPHC following the Merger. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether New PAD is or will be a USRPHC with respect to a non-U.S. holder following the Merger or at any future time.

ALL NON-U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE DOMESTICATION, THE MERGER, AN EXERCISE OF REDEMPTION RIGHTS AND HOLDING FACT COMMON STOCK RECEIVED IN THE BUSINESS COMBINATION.

Information Reporting and Backup Withholding

Dividend payments with respect to FACT Common Stock, proceeds from the sale, exchange, redemption or other taxable disposition of FACT Common Stock and amount received in the Merger may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A non-U.S. holder generally will eliminate the requirement for information reporting (other than with respect to dividends) and backup withholding by providing certification of its non-U.S. status on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Account Tax Compliance Act

Pursuant to the Foreign Account Tax Compliance Act, set forth in Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as “FATCA”), foreign financial institutions (which include hedge funds, private equity funds, mutual funds and any other investment vehicles regardless of their size) must comply with information reporting rules with respect to their U.S. account holders and investors or bear a withholding tax on certain payments made to them (including such payments made to them in their capacity as intermediaries). Generally, if a foreign financial institution or certain other foreign entity does not comply with these reporting requirements, “withholdable payments” to the noncomplying entity will be subject to a 30% withholding tax. For this purpose, withholdable payments include U.S.-source payments otherwise subject to nonresident withholding tax and, subject to the discussion of the proposed Treasury Regulations below, the entire gross proceeds from the sale of certain equity or debt instruments of U.S. issuers. This withholding tax will apply to a non-compliant foreign financial institution regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax.

Withholding under FATCA will generally apply to payments of dividends on FACT Common Stock to foreign financial institutions that are not in compliance with FATCA. The U.S. Department of the Treasury has released proposed regulations which, if finalized in their present form, would eliminate the U.S. federal withholding tax of 30% applicable to the gross proceeds of a sale or disposition of equity interests. In its preamble to the proposed regulations, the U.S. Department of Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Similar withholding requirements to the foregoing apply to dividends on and, subject to the proposed regulations, gross proceeds from the sale of, FACT Common Stock held by an investor that is a non-financial foreign entity unless such entity provides certain information regarding the entity’s “substantial United States owners,” which the applicable withholding agent will in turn be required to provide to the Secretary of the Treasury.

If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Each non-U.S. holder is urged to consult its tax advisor regarding these rules and whether they may be relevant to such non-U.S. holder’s ownership and disposition of FACT Common Stock.

Foreign entities located in jurisdictions that have entered into intergovernmental agreements with the United States in connection with FATCA may be subject to different rules. All holders are urged to consult with their tax advisors regarding the possible implications of the above rules under, or related to, FATCA on their investment in FACT Common Stock.

THE DISCUSSION ABOVE IS FOR INFORMATIONAL PURPOSES ONLY. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION, THE MERGER, AN EXERCISE OF REDEMPTION RIGHTS AND ANY OTHER MATTERS DISCUSSED HEREIN, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

MATERIAL CAYMAN ISLANDS TAX CONSIDERATIONS

The following summary contains a description of material Cayman Islands income tax consequences of the acquisition, ownership and disposition of ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The summary is based upon the tax laws of Cayman Islands and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion of material Cayman Islands income tax consequences of an investment in FACT Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws

Payments of dividends and capital in respect of FACT Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of FACT Ordinary Shares, as the case may be, nor will gains derived from the disposal of FACT Ordinary Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently has no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

No stamp duty is payable in respect of the issue of FACT’s securities or on an instrument of transfer in respect of any of FACT’s securities.

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to FACT levied by the Government of the Cayman Islands except for stamp duties which may be applicable, from time to time, on certain instruments executed in or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to FACT. There are no exchange control regulations or currency restrictions in the Cayman Islands.

FACT has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Law

Undertaking as to Tax Concessions

In accordance with the Tax Concessions Law, the following undertaking is hereby given to:

FACT II Acquisition Corp. “the Company”

(a)     That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b)    In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

(i)     on or in respect of the shares, debentures or other obligations of the Company; or

(ii)    by way of the withholding in whole or part, of any relevant payment as defined in The Tax Concessions Law.

These concessions shall be for a period of TWENTY years from the 8th day of July 2024.

SELECTED HISTORICAL FINANCIAL INFORMATION OF FACT

The following tables contain summary historical financial data for FACT. Such data as of December 31, 2024, and for the year ended December 31, 2024 has been derived from the audited consolidated financial statements of FACT included elsewhere in this proxy statement/prospectus. The summary historical interim financial data of FACT as of September 30, 2025 and for the nine months ended September 30, 2025 are derived from FACT’s unaudited interim consolidated financial statements included elsewhere in this proxy statement/prospectus.

The information below is only a summary and should be read in conjunction with FACT’s consolidated financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FACT.” FACT’s historical results are not necessarily indicative of future results, and the results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	Nine Months Ended September 30, 2025	For the Period from June 19, 2024 (inception) through December 31, 2024
Statement of Operations
General and administrative expenses	$1,166,153	1,079,899

Loss from operations	(1,166,153)	(1,079,899)
Other income:
Change in fair value of over-allotment liability	26,558	285,738
Interest earned on bank account	20,498	—
Interest earned on cash held in Trust Account	5,465,237	722,270
Total other income	5,512,293	1,008,008

Net income (Loss)	$4,346,140	$(71,891)

Weighted average shares outstanding of Class A ordinary shares	18,488,125	3,223,571
Basic and diluted net income per ordinary share, Class A Ordinary Shares	$0.18	$(0.01)
Weighted average shares outstanding, Class B ordinary shares	5,833,333	5,145,299 (1)
Basic and diluted net income per ordinary share, Class B Ordinary Shares	$0.18	$(0.01)

____________

(1)      Excludes an aggregate of up to 875,000 Class B ordinary shares that were forfeited by Sponsor HoldCo upon expiry of the over-allotment option effective as of January 10, 2025.

	As of September 30, 2025	As of December 31, 2024
Balance Sheet Data:
Total assets	$183,190,923	$178,218,232
Total liabilities	8,600,946	7,974,395
Class A Ordinary Shares subject to possible redemption, 17,500,000 shares at redemption value of approximately $10.40 and $10.09 per share at September 30, 2025 and December 31, 2024, respectively	182,062,506	176,597,270
Preference Shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding at September 30, 2025 and December 31, 2024	—	—
Class A Ordinary Shares, $0.0001 par value; 200,000,000 shares authorized; 988,125 issued and outstanding at September 30, 2025 and December 31, 2024 (excluding 17,500,000 shares subject to possible redemption)	99	99
Class B Ordinary Shares, $0.0001 par value; 20,000,000 shares authorized; 5,833,333 and 6,708,333 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	583	671

Total shareholders’ deficit	$(7,472,529)	$(6,353,433)

SELECTED HISTORICAL FINANCIAL INFORMATION OF PAD

The following tables contain summary historical financial data for PAD. The information presented below is derived from PAD’s audited consolidated financial statements as of and for the fiscal years ended December 31, 2024, and December 31, 2023, respectively, and unaudited consolidated financial statements as of and for the nine months ended September 30, 2025, included elsewhere in this proxy statement/prospectus.

The information presented below is only a summary and should be read alongside PAD’s consolidated financial statements and accompanying footnotes included elsewhere in this proxy statement/prospectus. You should read the following financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PAD.” The summary consolidated financial data in this section is not intended to replace PAD’s consolidated financial statements and related notes and are qualified in their entirety thereby. PAD’s historical results are not necessarily indicative of the results to be expected in the future or for any full year period.

	At September 30, 2025	At December 31,
		2024	2023
Balance Sheet Data:
Total assets	$75,384,557	$66,742,761	$13,359,104
Total liabilities	70,039,254	64,582,770	7,045,210
Total stockholders’ equity (deficit)	$463,837	$(1,305,009)	$5,993,894
	For the nine months ended September 30, 2025	December 31, 2024	December 31, 2023
Income Statement Data:
Revenue	$26,051,397	$12,950,695	$7,661,642
Cost of revenue	15,845,950	7,988,133	5,029,444
Gross profit	10,205,447	4,962,562	2,632,198
Operating expenses	8,063,438	9,220,218	3,328,517
Gain on sale of property, net	—	—	3,325,205
Operating income (loss)	2,142,009	(4,257,656)	2,628,886
Other income (expenses)	(100,277)	(1,513,416)	1,526,334
Net income (loss) before income taxes	2,041,732	(5,771,072)	4,155,220
Income tax (expense)/benefit	(362,033)	(1,152,735)	80,566
Net income (loss)	1,679,699	(4,618,337)	4,074,654
Net income attributable to non-controlling interest	9,101	86,356	—
Net income (loss) attributable to common stockholders	$1,670,598	$(4,704,693)	$4,074,654
	For the nine months ended September 30, 2025	For the year ended
		December 31, 2024	December 31, 2023
Cash Flow Statement Data:
Net cash provided by (used in) operating activities	$(1,810,774)	$(3,142,090)	$538,240
Net cash provided by (used in) investing activities	(1,085,247)	(531,971)	4,470,827
Net cash provided by (used in) financing activities	3,210,763	3,470,433	(4,485,372)
Net increase (decrease) in cash	314,742	(203,628)	523,695
Cash, beginning of period	1,275,156	1,478,784	955,089
Cash, end of period	$1,589,898	$1,275,156	$1,478,784

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

FACT is providing the following unaudited pro forma condensed combined financial information to aid in the analysis of the financial aspects of the Business Combination, other events contemplated by the Business Combination Agreement, and other transactions described below.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (“Article 11 of Regulation S-X”). The unaudited pro forma condensed combined financial information presents the pro forma effects of the Business Combination, inclusive of the Merger and the Domestication of FACT, as described below.

FACT is a blank check company incorporated as a Cayman Islands exempted company in June 2024. FACT was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. On November 25, 2024, FACT consummated its IPO of 17,500,000 FACT Units generating gross proceeds of $175,000,000. Simultaneously with the consummation of the IPO and the issuance and sale of the FACT Units, FACT consummated the private placement of an aggregate of 500,625 Private Placement Units at a price of $10.00 per Private Placement Unit and 162,500 Private Placement Securities at a price of $10.00 per Private Placement Security, generating gross proceeds of $6,631,250, as follows: (A) 17,500 Private Placement Units ($175,000 in the aggregate) with the Sponsor, (B) (i) 260,000 Private Placement Units and (ii) 162,500 Private Placement Securities ($4,225,000 in the aggregate) with Sponsor HoldCo (C) 178,500 Private Placement Units ($1,785,000 in the aggregate) with CCM and (D) 44,625 Private Placement Units with Seaport ($446,250 in the aggregate).

PAD was originally organized on July 8, 2016 as a limited liability company in the State of Florida as Precision Aerospace Group, LLC. PAD was converted to a Florida corporation on November 3, 2023 and changed its name to Precision Aerospace & Defense Group, Inc. pursuant to Articles of Conversion filed with the Florida Secretary of State on April 9, 2025. PAD implements a strategic acquisition and integration model focused on established businesses within the aerospace and defense industry.

Description of the Business Combination

The Domestication — As part of the Business Combination, subject to the approval of the FACT Shareholders, FACT will affect a deregistration under the Cayman Companies Act and a domestication under Section 388 of the DGCL.

In connection with the Domestication: (i) each of the then-issued and outstanding FACT Class B Shares shall convert automatically, on a one-for-one basis, into one FACT Class A Share, (ii) each of the then-issued and outstanding FACT Class A Shares (including the FACT Class A Shares into which the FACT Class B Shares shall have converted as described in the immediately preceding clause (i)) shall convert automatically, on a one-for-one basis, into one share of FACT Class A Common Stock (the FACT Class A Common Stock, as converted at the Effective Time into FACT Common Stock, and, following consummation of the Merger, New PAD Common Stock); and (iii) each SPAC Warrant (as defined in the Business Combination Agreement) that is outstanding immediately prior to the Domestication shall, from and after the Domestication, represent the right to purchase one share of FACT Class A Common Stock at an exercise price of $11.50 per share, on the terms and conditions set forth in the applicable warrant agreement.

The Merger — On November 26, 2025, FACT entered into the Business Combination Agreement by and among FACT, Sponsor HoldCo, Merger Sub and PAD. As part of the Business Combination, on the date of Closing, following the Domestication, Merger Sub will merge with and into PAD with PAD surviving the merger as a wholly owned subsidiary of FACT.

The Merger Consideration associated with the Business Combination is summarized as follows:

i.       Within two business days after the Closing Date, PAD shall deposit, or cause to be deposited, in trust with or otherwise make available to the Exchange Agent for the benefit of the holders of shares of PAD Preferred Stock, for exchange in accordance with the Business Combination Agreement, through the Exchange Agent, cash in an amount equal to the sum of the Preferred Stock Cash Payment and the Preferred Stock Dividend Payment.

ii.      The consideration to be issued and paid to the PAD Stockholders in connection with the Merger shall consist of the following: (i) each share of PAD Shares that is issued and outstanding immediately prior to the effective time (other than any treasury shares and dissenting shares) will be automatically canceled and converted into the right to receive a number of Public Shares equal to 12,388,291 divided by the number of PAD Shares issued and outstanding immediately prior to the Effective Time; (ii) each share of PAD Series A Preferred Stock (other than the treasury and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of the PAD Series A Preferred Stock, and (B) a number of Public Shares equal to the original purchase price per share of the Per Share Series A-C Preferred Stock Consideration; (iii) each share of PAD Series B Preferred Stock (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series B Preferred Stock, and (B) the Per Share Series A-C Preferred Stock Consideration; (iv) each share of PAD Series C Preferred Stock (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series C Preferred Stock, and (B) the Per Share Series A-C Preferred Stock Consideration; (v) each share of PAD Series D Preferred Stock, and together with the PAD Preferred Stock (other than any treasury shares and dissenting shares) that is issued and outstanding immediately prior to the Effective Time will be automatically canceled and converted into the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of PAD Series D Preferred Stock, and (B) a number of Public Shares equal to 300,000 divided by the number of shares of PAD Series D Preferred Stock issued and outstanding immediately prior to the Effective Time; (vi) each PAD Option that is outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into an option to purchase Public Shares upon the same terms and conditions as are in effect with respect to such PAD Option immediately prior to the Effective Time.

Additionally, (A) provided that if any Specified Acquisition is consummated on or before the Closing Date, the Acquisition Shares issuable in respect of such Specified Acquisition shall be issued to the applicable recipient pursuant to the terms of the definitive agreements providing for such Specified Acquisition, and (B) if any Specified Acquisition has not yet been consummated on or before the Closing Date, the Acquisition Shares issuable pursuant to the terms of the definitive agreements providing for such Specified Acquisition shall not be issued and shall be issued only upon the consummation, if any, of such Specified Acquisition and in accordance with the terms of the definitive agreements providing for such Specified Acquisition.

Accounting for the Business Combination

This unaudited pro forma condensed combined financial information should be read together with the historical financial statements and related notes of FACT and PAD and other financial information included elsewhere in this proxy statement/prospectus.

Basis of Pro Forma Presentation

The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information of New PAD upon consummation of the Business Combination and other events contemplated by the Business Combination. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Any additional Business Combination proceeds remaining after the payment of transaction costs related to the Business Combination are expected to be used for other general corporate purposes. Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New PAD following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. FACT and PAD have not had any historical relationship prior to the transactions.

The unaudited pro forma condensed combined financial information contained herein assumes that FACT Shareholders approve the proposed Business Combination. The Public Shareholders may elect to redeem their Public Shares for cash, and FACT cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, New PAD has elected to provide the unaudited pro forma condensed combined financial information under four different redemption scenarios, which produce different allocations of total New PAD equity between equity holders of New PAD. As of the date of this proxy statement/prospectus, management concludes that under all scenarios presented that New PAD will maintain sufficient equity such that each redemption scenario will result in and be accounted for as a reverse recapitalization as described above.

Under the [[•] Redemptions Scenario, 50% Redemptions Scenario, and Full Redemptions Scenario], the pro forma condensed combined financial information assumes a $[•] per share Redemption Price. The selected pro forma information is presented after giving effect to the Domestication, Business Combination and other related transactions presented under the following four scenarios:

•        No Redemptions Scenario:    This scenario assumes that no Public Shares are redeemed. This scenario further assumes, the reclassification of unredeemed Public Shares to permanent equity of $[•] million, payment of the estimated transaction costs of FACT of $[•] million, forfeited Founder Shares of [•], and no [Sponsor HoldCo Contributed Shares].

•        [•] Redemptions Scenario:    This scenario assumes that [•] Public Shares, or approximately [•]% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2025. This scenario further assumes the reclassification of unredeemed Public Shares to permanent equity of $[•] million, payment of the estimated transaction costs of FACT of $[•] million, forfeited Founder Shares of [•], and no Sponsor HoldCo Contributed Shares.

•        50% Redemptions Scenario:    This scenario assumes that [•] Public Shares, or 50% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2025. This scenario further assumes the reclassification of unredeemed Public Shares to permanent equity of $[•] million, payment of the estimated transaction costs of FACT of $[•] million, forfeited Founder Shares of [•], and Sponsor HoldCo Contributed Shares of [•], and assumes that PAD, in its sole discretion, waives the Minimum FACT Cash Amount and no additional equity financing is obtained.

•        Full Redemptions Scenario:    This scenario assumes that [•] Public Shares held by the Public Shareholders are redeemed for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2025. This scenario further assumes reclassification of unredeemed Public Shares to permanent equity of $[•] million, payment of the estimated transaction costs of FACT of $[•] million, forfeited Founder Shares of [•], and Sponsor HoldCo Contributed Shares of [•][, and assumes that PAD, in its sole discretion, waives the Minimum FACT Cash Amount and no additional equity financing is obtained]. The Full Redemptions Scenario represents the redemption of all Public Shares held by Public Shareholders.

The following table presents the anticipated ownership of New PAD upon the Closing, which does not give effect to the potential exercise of any warrants and otherwise assumes the following redemption scenarios:

[To be included in future filing by amendment]

If the actual facts are different than these assumptions, the ownership percentage retained by the Public Shareholders in the post-combination company will be different from the above-stated ownership percentage.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of September 30, 2025

(in thousands)

[To be included in future filing by amendment]

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the nine months ended September 30, 2025

(in thousands, except per share amounts)

[To be included in future filing by amendment]

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the year ended December 31, 2024

(in thousands, except per share amounts)

[To be included in future filing by amendment]

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

[To be included in future filing by amendment]

DILUTION

FACT Shareholders who acquired Public Shares in the IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share sold in the IPO and the net tangible book value per share at the time of the Business Combination assuming various sources of material probable dilution described below but excluding the effects of the consummation of the Business Combination itself.

As of [•], 2025, FACT’s net tangible book value was ($[•] million), calculated as total assets of $[•] million less total liabilities of $[•] million. The number of FACT Ordinary Shares outstanding as of [•], 2025, was [24,321,458], which includes [18,488,125] FACT Class A Shares and [5,833,333] FACT Class B Shares.

The following table presents the net tangible book value per share at various redemption levels that may occur in connection with the consummation of the Business Combination assuming various sources of material probable dilution, but excluding the effects of the Business Combination transaction itself. This presentation takes into account the reclassification of unredeemed Public Shares to permanent equity, and the payment of FACT’s estimated transaction costs in connection with the Business Combination. [In addition to excluding the Business Combination itself, this presentation excludes [•] shares of New PAD Common Stock that will be issuable upon the exercise of the New PAD Options and shares of New PAD Common Stock that will initially be available for issuance under the New PAD Incentive Plan.]

	No Redemptions Scenario(1)			[•] Redemptions Scenario(2)			50% Redemptions Scenario(3)			Full Redemptions Scenario(4)
	Shares*	Tangible Book Value per Share**		Shares*	Tangible Book Value per Share**		Shares*	Tangible Book Value per Share**		Shares*	Tangible Book Value per Share**
FACT net tangible book value per share as of [•], 2026	[24,321,458]	$	[•]	[24,321,458]	$	[•]	[24,321,458]	$	[•]	[24,321,458]	$	[•]
FACT Shareholders after the Redemption of Public Shares and payment of estimated transaction costs	[•]	$	[•]	[•]	$	[•]	[•]	$	[•]	[•]	$	[•]
Initial offering price of FACT Class A Shares			$10.00			$10.00			$10.00			$10.00
Net tangible book value per share giving effect to dilutive securities and other related events, excluding the Business Combination		$	[•]		$	[•]		$	[•]		$	[•]
Dilution to non-redeeming shareholders		$	[•]		$	[•]		$	[•]		$	[•]

____________

*        See table below for a reconciliation of the number of shares.

**      See table below for the calculation of the net tangible book value per share.

The calculation of net tangible book value is as follows (in thousands, except share amounts):

Numerator Adjustments	No Redemptions Scenario(1)		[•] Redemptions Scenario(2)		50% Redemptions Scenario(3)		Full Redemptions Scenario(4)
Net tangible book value of FACT as of [•], 2026		[•]		[•]		[•]		[•]
Adjustment to reflect reclassification of unredeemed Public Shares to permanent equity		[•]		[•]		[•]		[•]
Adjustment to reflect payment of transaction expenses of FACT, net of associated liabilities		[•]		[•]		[•]		[•]
Historical net tangible book value of FACT adjusted for redemptions, reclassification of unredeemed Public Shares to permanent equity, and payment of transaction costs	$	[•]	$	[•]	$	[•]	$	[•]
Denominator Adjustments	No Redemptions Scenario(1)	[•] Redemptions Scenario(2)	50% Redemptions Scenario(3)	Full Redemptions Scenario(4)
Shares outstanding held by the FACT Shareholders as of [•], 2026	[24,321,458]	[24,321,458]	[24,321,458]	[24,321,458]
Adjustment to reflect assumed redemption of FACT Class A Shares	—	[•]	[•]	[•]
Adjustment to reflect assumed forfeiture of Founder Shares	[•]	[•]	[•]	[•]
Adjustment to reflect assumed contribution of Founder Shares	—	—	[•]	[•]
FACT Shareholders after the Redemption of Shares	[•]	[•]	[•]	[•]

____________

(1)      This scenario assumes that no Public Shares are redeemed. This scenario further assumes the reclassification of unredeemed Public Shares to permanent equity of $[•] million, payment of the estimated transaction costs of FACT of $[•] million, forfeited Founder Shares of [•], and no [Sponsor HoldCo Contributed Shares].

(2)      This scenario assumes that [•] Public Shares, or approximately [•]% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2025. This scenario further assumes the reclassification of unredeemed Public Shares to permanent equity of $[•] million, payment of the estimated transaction costs of FACT of $[•] million, forfeited Founder Shares of [•], and no Sponsor HoldCo Contributed Shares.

(3)      This scenario assumes that [•] Public Shares, or 50% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2025. This scenario further assumes the reclassification of unredeemed Public Shares to permanent equity of $[•] million, payment of the estimated transaction costs of FACT of $[•] million, forfeited Founder Shares of [•], and Sponsor HoldCo Contributed Shares of [•][, and assumes that PAD, in its sole discretion, waives the Minimum FACT Cash Amount and no additional equity financing is obtained.]

(4)      This scenario assumes that [•] Public Shares held by the Public Shareholders are redeemed for an aggregate payment of approximately $[•] million (based on the estimated per-share redemption price of approximately $[•] per share) from the Trust Account based on funds in the Trust Account as of [•], 2025. This scenario further assumes reclassification of unredeemed Public Shares to permanent equity of $[•] million, payment of the estimated transaction costs of FACT of $[•] million, forfeited Founder Shares of [•], and Sponsor HoldCo Contributed Shares of [•][, and assumes that PAD, in its sole discretion, waives the Minimum FACT Cash Amount and no additional equity financing is obtained]. The Full Redemptions Scenario represents the redemption of all Public Shares held by Public Shareholders.

After taking into account the effects of the consummation of the Business Combination itself, for each of the No Redemptions Scenario, [•] Redemptions Scenario, 50% Redemptions Scenario, and Full Redemptions Scenario, the valuation of PAD would need to equal $[•] million, $[•] million, $[•] million and $[•] million, respectively, in order for the non-redeeming shareholders’ interest per share to be at least equal to the IPO price per Public Share ($10.00 per share).

This required disclosure is not a guarantee that the trading price of the New PAD Common Stock will not be below the IPO offering price, nor is the disclosure a guarantee that the combined company valuation will attain one of the stated levels of valuation.

INFORMATION ABOUT FACT

General

We are a blank check company, incorporated as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, FACT is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

FACT’s IPO

On July 12, 2024, Sponsor HoldCo paid $25,000, or approximately $0.0037 per share, to cover certain of our offering and formation costs in exchange for an aggregate of 6,708,333 Founder Shares. On August 6, 2024, Sponsor HoldCo transferred 30,000 Founder Shares to each of our independent directors and 130,000 Founder Shares to our Executive Chairman (an aggregate of 220,000 Founder Shares), in each case at their original purchase price.

On November 27, 2024, FACT consummated the IPO of 17,500,000 FACT Units at $10.00 per unit, generating gross proceeds of $175,000,000.

Simultaneously with the closing of the IPO, FACT consummated the sale of 500,625 Private Placement Units at a price of $10.00 per Private Placement Unit and 162,500 Private Placement Securities at a price of $10.00 per Private Placement Security, generating gross proceeds of $6,631,250, as follows: (i) 17,500 Private Placement Units ($175,000 in the aggregate) with the Sponsor; (ii) (A) 260,000 Private Placement Units with Sponsor HoldCo and (B) 162,500 Private Placement Securities ($4,225,000 in the aggregate) with Sponsor HoldCo; (iii) 178,500 Private Placement Units ($1,785,000 in the aggregate) with CCM; and (iv) 44,625 Private Placement Units with Seaport ($446,250 in the aggregate). The Private Placement Units that were purchased by the Sponsor, Sponsor HoldCo, CCM and Seaport are identical to the Units, except that they (including the underlying securities) are (i) subject to certain limited exceptions, (ii) will be subject to transfer restrictions until 180 days following the consummation of the Company’s initial business combination and (iii) will be entitled to registration rights. The Private Placement Securities that were purchased by Sponsor HoldCo are identical to the Private Placement Units except that they include restricted FACT Class A Shares, which will be subject to transfer restrictions until 90 days following the consummation of the Company’s initial business combination.

Following the closing of the IPO, on November 27, 2024, an amount of $175,875,000 ($10.05 per Unit) of the net proceeds of the IPO and the Private Placement was placed in the Trust Account, located in the United States, with Odyssey acting as trustee, and the funds were invested or held either (i) in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, (ii) as uninvested cash, or (iii) an interest bearing bank demand deposit account or other accounts at a bank, as determined by FACT, until the earlier of (A) the completion of a business combination and (B) the distribution of the funds in the Trust Account to the FACT Shareholders. No later than 18 months after the closing of the IPO (or 24 months from the closing of the IPO if FACT has executed a definitive agreement for an initial business combination within 18 months from the IPO), the amounts held in the Trust Account will be held as cash or cash items, including in demand deposit accounts.

Effecting FACT’s Initial Business Combination

On November 26, 2025, we entered into a Business Combination Agreement with Sponsor HoldCo, PAD, and Merger Sub, pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, the following will occur: (i) FACT will domesticate as a Delaware corporation in accordance with Section 388 of the DGCL and Part XII of the Cayman Companies Act; (ii) following the Domestication, Merger Sub will merge with and into PAD with PAD surviving the merger as a wholly-owned subsidiary of FACT, in accordance with the Business Combination Agreement and the Florida Business Corporation Act; and (iii) FACT will consummate the other transactions contemplated by the Business Combination Agreement. See “Proposal No. 1 — The Business Combination Proposal” for more information.

We are not presently engaged in, and we will not engage in, any operations until the consummation of the Business Combination. We intend to effectuate the Business Combination using cash held in the Trust Account, and shares issued to PAD.

If not all of the funds released from the Trust Account are used for redemptions of FACT Class A Shares, we may use the balance of the cash released to us from the Trust Account for general corporate purposes, including to pay transaction expenses and for FACT’s working capital.

Fair Market Value of PAD’s Business; 80% test

Pursuant to the FACT Articles and Nasdaq listing rules, FACT’s initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of the signing of the definitive agreement to enter into the business combination. FACT will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The FACT Board determined that this test was met in connection with the Business Combination.

Shareholder Approval of the Business Combination

Under the FACT Articles, because FACT is seeking shareholder approval in connection with the Business Combination, it may only complete such the Business Combination if it receives an ordinary resolution, being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at the EGM, vote at the EGM. Further, pursuant to the FACT Articles, in connection with such shareholder approval, FACT must provide the Public Shareholders with the opportunity to redeem their Public Shares. See “The Extraordinary General Meeting” for more information.

Potential Purchases of Public Shares

The Sponsor, Sponsor HoldCo and FACT’s officers and directors do not have any plans at this time to purchase Public Shares from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the EGM, during a period when they are not then aware of any material nonpublic information regarding FACT or our securities, the Sponsor, Sponsor HoldCo and FACT’s officers and directors or their affiliates may purchase Public Shares in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares that such persons may purchase in such transactions, subject to compliance with applicable law and Nasdaq rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of FACT Ordinary Shares, is no longer the beneficial owner thereof and therefore agrees not to exercise our redemption rights.

In the event that the Sponsor, Sponsor HoldCo, and FACT’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination or satisfy the Minimum FACT Cash Amount, where it appears that such requirement would otherwise not be met. FACT expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of FACT Class A Shares and the number of beneficial holders of FACT Class A Shares may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of FACT’s securities on Nasdaq.

In the event that the Sponsor, Sponsor HoldCo, and FACT’s officers and directors or their affiliates were to purchase Public Shares from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor, Sponsor HoldCo, and FACT’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “The Extraordinary General Meeting — Potential Purchases of Public Shares” for more information.

Redemption of Public Shares and Liquidation if No Initial Business Combination

The FACT Articles provide that FACT will have only 18 months from the closing of the IPO (or 24 months from the closing of the IPO if FACT has executed a definitive agreement for an initial business combination within 18 months from the closing of the IPO) to complete an initial business combination. If FACT has not completed its initial business combination within such 18-month period (or 24-month period from the closing of the IPO if FACT has executed a definitive agreement for an initial business combination within 18 months from the closing of the IPO) or during any extended time that we have to consummate a business combination beyond 18 months (or 24 months from the closing of the IPO if we have executed a definitive agreement for an initial business combination within 18 months from the closing of the IPO) as a result of a shareholder vote to amend the FACT Articles (an “Extension Period”), FACT will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of permitted withdrawals), divided by the number of then issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and FACT’s board of directors, liquidate and dissolve, subject in each case to FACT’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to FACT’s warrants, which will expire worthless if FACT fails to complete an initial business combination within the 18-month time period (or 24-month period if FACT has executed a definitive agreement for an initial business combination within 18 months from the IPO) or during any Extension Period.

The Sponsor, FACT’s initial shareholders, directors and officers, as applicable, have entered into a letter agreement with FACT, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if FACT fails to complete an initial business combination within 18 months from the closing of the IPO (or 24 months from the closing of the IPO if FACT has executed a definitive agreement for an initial business combination within 18 months from the closing of the IPO) or during any Extension Period. However, if FACT’s initial shareholders acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if FACT fails to complete an initial business combination within the allotted time frame. The underwriters agreed to waive their rights to their deferred underwriting commission held in the Trust Account in the event FACT does not complete an initial business combination within the allotted time frame and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares.

Sponsor HoldCo, FACT’s directors and officers have agreed, pursuant to a written agreement with FACT, that they will not propose any amendment to the FACT Articles (i) to modify the substance or timing of FACT’s obligation to allow redemption in connection with an initial business combination or to redeem 100% of the Public Shares if it does not complete an initial business combination within 18 months from the closing of the IPO (or 24 months from the closing of the IPO if it has executed a definitive agreement for an initial business combination within 18 months from the closing of the IPO) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity, in each case unless FACT provides the Public Shareholders with the opportunity to redeem their FACT Class A Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less up to $100,000 of interest to pay dissolution expenses and which interest shall be net of permitted withdrawals), divided by the number of then issued and outstanding Public Shares.

FACT expects that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the $1,634,250 of proceeds held outside the Trust Account, although it cannot assure investors that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required for permitted withdrawals, FACT may request the trustee to release to FACT an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If FACT were to expend all of the net proceeds of the IPO and the sale of the Private Placement Units and restricted FACT Class A Shares, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the funds held in the Trust Account, the per-share redemption amount received by shareholders upon FACT’s dissolution would be approximately $10.05. The proceeds deposited in the Trust Account could, however, become subject to the claims of FACT’s creditors which would have higher priority than the claims of the Public Shareholders. FACT cannot assure investors that the actual per-share redemption amount received by shareholders will not be substantially less than $10.05. While FACT intends to pay such amounts, if any, it cannot assure investors that it will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be in the best interests of FACT under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where FACT is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if we have not completed an initial business combination within the required time period, or upon the exercise of a redemption right in connection with our initial business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption.

Sponsor HoldCo has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.05 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest that may be withdrawn for permitted withdrawals, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, then Sponsor HoldCo will not be responsible to the extent of any liability for such third-party claims. We have not independently verified whether Sponsor HoldCo has sufficient funds to satisfy its indemnity obligations and believe that Sponsor HoldCo’s only assets are securities of FACT and, therefore, Sponsor HoldCo may not be able to satisfy those obligations. None of our other officers will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below (i) $10.05 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case net of the amount of interest that may be withdrawn for permitted withdrawals, and Sponsor HoldCo asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against Sponsor HoldCo to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Sponsor HoldCo to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.05 per share.

We will seek to reduce the possibility that Sponsor HoldCo will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Sponsor HoldCo will also not be liable as to any claims under our indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. We will have access to up to $177,509,250 from the proceeds of the IPO and the sale of the Private Placement Units and restricted FACT Class A Shares, with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, FACT Shareholders who received funds from the Trust Account could be liable for claims made by creditors. In the event that our offering expenses exceed our estimate of $622,000, we may fund such excess with funds from the funds not to be held in the Trust Account. In such case, the amount of funds we intend to be held outside the Trust Account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $622,000, the amount of funds we intend to be held outside the Trust Account would increase by a corresponding amount.

If we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in our insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any insolvency claims deplete the Trust Account, we cannot assure you we will be able to return $10.05 per share to the Public Shareholders. Additionally, if we file a winding-up or bankruptcy or insolvency petition or an involuntary winding-up or bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable performance. As a result, a bankruptcy court could seek to recover some or all amounts received by our shareholders. Furthermore, the FACT Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

The Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of an initial business combination, and then only in connection with those FACT Class A Shares that such shareholder properly elected to redeem, subject to the limitations described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the FACT Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with an initial business combination or to redeem 100% of the Public Shares if we do not complete our initial business combination within 18 months from the closing of the IPO (or 24 months from the closing of the IPO if we have executed a definitive agreement for an initial business combination within 18 months from the closing of the IPO) or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of the Public Shares if we have not completed an initial business combination within 18 months from the closing of the IPO (or 24 months from the closing of the IPO if we have executed a definitive agreement for an initial business combination within 18 months from the closing of the IPO) or during any Extension Period, subject to applicable law. In no other circumstances will a FACT Shareholder have any right or interest of any kind to or in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants.

Facilities

We currently maintain our executive offices at 14 Wall Street, 20th Floor, New York, NY 10005, United States of America. We consider our current office space adequate for our current operations.

Employees

We currently have two officers and do not intend to have any full-time employees prior to the completion of our initial business combination. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that any such person will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.

The Sponsor

The Sponsor is FACT II Acquisition Parent LLC, a Cayman Islands limited liability company, which has the following four members: our Chief Executive Officer, Adam Gishen, our Chief Financial Officer, Min Lee, Richard Nespola, Jr. and Joseph Wagman. Messrs. Lee and Nespola are U.S. citizens, and Messrs. Gishen and Wagman are British citizens. The Sponsor owns [•]% of our issued and outstanding FACT Ordinary Shares as of the date of this proxy statement/prospectus. Investment and voting decisions of the Sponsor are made by a board of managers, which is currently comprised of the four members. Each manager has one vote on all matters submitted to the board of managers and with respect to any matter before the board of managers, the act of a majority of the managers present shall be the act of the board of managers. With respect to any action taken by the board of managers without a meeting, such action requires the written consent of all the managers. Neither Mr. Gishen nor Mr. Wagman individually or collectively control the Sponsor.

Past performance by our management team is not a guarantee of success with respect to the Business Combination. You should not rely on the historical record of the performance of our management team, or businesses associated with them, as indicative of our future performance of an investment in FACT or PAD or the returns we will, or are likely to, generate going forward.

Directors and Executive Officers; Biographies

Our officers and directors are as follows:

Name	Age	Position
Robert Rackind	54	Executive Chairman and Director
Adam Gishen	50	Chief Executive Officer and Director
Min Lee	46	Chief Financial Officer
Nell Cady-Kruse	64	Director
James Rallo	60	Director
Hella Alashkar	43	Director

Robert Rackind, Executive Chairman

Robert Rackind is our Executive Chairman. Mr. Rackind is a global real estate investment, management, and development professional with over 30 years of top-down investment and finance experience, combined with bottom-up development and asset management expertise. He has managed and invested over €50 billion across various jurisdictions, including the UK, France, Switzerland, Germany, Spain, Italy, Luxembourg, the Nordics, Asia-Pacific, and North America. His expertise spans a wide range of asset classes, such as office, logistics, industrial, residential, care homes, student accommodation, build-to-rent, and hotels. Mr. Rackind recently served in Zurich as the Global Head of Real Estate at Credit Suisse Asset Management (CSAM) from June 2022 to October 2023, managing approximately CHF 43 billion in assets under management (AUM). His responsibilities included investments through direct, indirect, close-ended, open-ended, co-investment, joint ventures, and listed vehicles. Notably, Mr. Rackind identified and helped close the $830 million acquisition of the Diplomat Hotel and Convention Centre in Hollywood Beach, Florida. Prior to his tenure at CSAM, Mr. Rackind founded and grew the EQT AB Real Estate platform to €11.5 billion AUM from January 2015 to December 2021. This growth was achieved through a mix of organic close-ended pan-European funds and inorganic corporate M&A, including the $1.8 billion acquisition of Exeter Property Group, a leading North American logistics real estate investment management platform. Mr. Rackind’s career also includes senior roles at Wainbridge from December 2009 to December 2014 as founding partner, Cambridge Place Investment Management from April 2006 to August 2009, Meyer Bergman from November 2004 to March 2006, Hines from June 1999 to November 2004, HRO from July 1998 to June 1999, Baltic Plc from August 1996 to July 1998, and Weatherall Green & Smith from January 1994 to July 1996. Mr. Rackind has also served as a director of Aram Advisors Ltd. He holds a B.Sc. (Hons) in Valuation & Estate Management from the University of the West of England, Bristol.

Adam Gishen, Chief Executive Officer

Adam Gishen is our Chief Executive Officer and a director. Mr. Gishen previously served as the Chief Executive Officer of Freedom Acquisition I Corp. from December 2020 to July 2023, prior to its business combination with Complete Solaria, Inc. (d/b/a SunPower), a leading solar technology, services and installation company, and has since served as a director of SunPower. Mr. Gishen has over 20 years of experience in financial services. Mr. Gishen served in several senior roles at Credit Suisse from 2015 to 2020, including Head of Investor Relations, Corporate Communications, Marketing and Branding from 2019 to 2020 and Head of Investor Relations and Corporate Communications from 2017 to 2019. Prior to 2015, Mr. Gishen was a Partner at Ondra Partners, a financial advisory firm, and prior to that, a Managing Director at Nomura in London and Lehman Brothers from 1999 to 2008 where he specialized in Equity Capital Markets. He graduated from University of Leeds.

Min Lee, Chief Financial Officer

Min Lee is our Chief Financial Officer. Mr. Lee has approximately 20 years of financial experience and previously served as Senior Advisor of Freedom Acquisition I Corp. from 2021 to 2023. In 2019, Mr. Lee co-founded BFY Capital, a specialty private credit investment platform focused on consumer brands in the natural and organic food, beverage, beauty and pet industries. Prior to BFY, from 2016 to 2018, Mr. Lee was the CFO of Patch of Land, a Series A funded real estate marketplace lending and fintech start-up, where he led all capital markets, fundraising, finance, accounting and investor relations activities for the company. From 2008 to 2016, Mr. Lee was a director in Credit Suisse’s Investment Banking division in Los Angeles, where he advised gaming, lodging & leisure, financial sponsors and media entertainment clients. He has executed over 25 M&A, equity and leveraged finance transactions, totaling over $15 billion in transaction value. Prior to 2006, Mr. Lee worked at The Walt Disney Company as a Senior Analyst in the Corporate Treasury group for five years where he oversaw pension fund allocations for a $1 billion alternatives portfolio and managed the company’s foreign exchange risks. Mr. Lee holds an MBA from the New York University Stern School of Business and a B.A. from the University of California, Los Angeles.

Nell Cady-Kruse, Director

Nell Cady-Kruse has served as our director since November 25, 2024. Since April 2022, Ms. Cady-Kruse has served as an independent director for Varagon Capital Corp., a BDC, and has chaired the governance committee. Since 2020, she has also served on the Senior Advisory Board for No One Left Behind, a charitable organization focusing on supporting former interpreters and U.S. government employees eligible for the Iraqi and Afghan Special Immigrant Visa. Since February 2025, Ms. Cady-Kruse has served as an independent member of the board risk committee for the Public Investment Fund, the sovereign wealth fund of the Kingdom of Saudi Arabia. From May 2022 to July 2023, Ms. Cady-Kruse served as an independent director on the board of Freedom Acquisition I Corp. She also served on the board and chaired the board risk committees for Barclays US from September 2017 to December 2023 and Barclays Bank Delaware from September 2016 to December 2023. Prior to board service, Ms. Cady-Kruse was a senior global executive at Standard Chartered Bank, as global Chief Risk Officer, Wholesale Banking, retiring in 2014. Over her career, Ms. Cady-Kruse specialized in leveraged finance, corporate credit and structured finance, portfolio management, private equity, and risk management & strategy, and worked at Bankers Trust (August 1985 to December 2000), Credit Suisse (February 2022 to December 2010), and Standard Chartered Bank (January 2011 to August 2014), in the U.S., Europe and Asia. Ms. Cady-Kruse is a CFA Charterholder and holds a CIPM (Certificate in Investment Performance Measurement). She is a Leadership Fellow of the National Association of Corporate Directors and holds a Certificate in Cybersecurity Oversight from Carnegie Mellon Software Engineering Institute. Ms. Cady-Kruse has served on numerous boards, including Futurebank, Bankers Trust of California, the Risk Management Institute of the National University of Singapore and Young Enterprise London. Ms. Cady-Kruse holds a B.Sc. with Honors in Agricultural Economics from Cornell University and an MBA from Cornell University.

James Rallo, Director

James Rallo has served as our director since November 25, 2024. Mr. Rallo has over 33 years of financial experience assisting public and privately held companies to grow worldwide. He has worked with global enterprises in technology, healthcare, retail and government agencies to strategically increase their corporate value, to identify and manage risks, and to communicate effectively with internal and external stakeholders on topics of cross functional business transformation. Most recently, between 2020 and 2024, Mr. Rallo served as Chief Financial Officer of Xometry (Nasdaq: XMTR), a leading technology company in the advanced manufacturing industry. As Chief Financial Officer, Mr. Rallo played a key role in Xometry’s initial public offering and was responsible for driving investments, global expansion and acquisitions. Prior to joining Xometry, between 2005 and 2019, Mr. Rallo served in various capacities, most recently as Chief Financial Officer and President of Liquidity Services, at Liquidity Services (Nasdaq: LQDT), a large provider of reverse logistics infrastructure for government entities and Fortune 500 retailers, where he played a key role in the company’s initial public offering. Prior to Liquidity Services, Mr. Rallo served as the Chief Financial

Officer of Sleep Service of America, a nationwide outsourcer of sleep labs to the largest hospital chains in the country. Prior to that, Mr. Rallo was an investment banker for five years focused on IPOs, mergers and acquisitions, and debt and equity fundraising. Mr. Rallo started his career at Deloitte and spent 5 years as a public accountant. Mr. Rallo holds an MBA from the Robert H. Smith School of Business at the University of Maryland and a B.S. in Business and Accounting from Washington and Lee University.

Hella Alashkar, Director

Hella Alashkar has served as our director since November 25, 2024. Ms. Alashkar has 20 years of experience in underwriting, negotiating, and structuring private transactions across various sectors. She has built and led high-growth investment platforms for global asset managers, universal banking groups, and boutique investment houses. She has demonstrable expertise in navigating large-scale, capital-intensive growth propositions; and, more recently, she has focused on investments in high-impact companies catalyzing transformative change in hard-to-abate industries. In 2013, Ms. Alashkar co-founded the Swiss-based private investment firm, 1648 Capital, where she continues to serve on the board and oversee select global direct private investments alongside the firm’s corporate and family-office advisory activities. Ad interim, Ms. Alashkar has also held various roles at Deutsche Bank, ultimately serving as Global Head of Private Markets for institutional wealth clients. At Deutsche Bank, she spearheaded the private placements business, combining origination with distribution and primarily focusing on pre-IPO equity rounds and private credit syndications. She played a key leadership role in capital raising, marketing complex investment opportunities, and negotiating sophisticated financing structures. More recently, Ms. Alashkar served as Head of Direct Private Investments at J. Safra Sarasin, where she created a buy-side platform for private capital investors, leading origination, due diligence, and active management of investments in several private companies.

Ms. Alashkar is a Chartered Financial Analyst® charterholder. She holds a Master of Finance from London Business School and a Bachelor of Laws from King’s College London. Committed to the energy transition, Ms. Alashkar recently engaged in Cambridge University’s program on Climate Change for Decision-Makers. Ms. Alashkar has board experience and a strong background in corporate governance and risk management. Recognized for her leadership, she has received numerous industry awards, including Deutsche Bank’s Global Leadership Award for Innovative Investment Solutions in 2019 and Women in Finance Investment Banking Director of the Year (Europe) in 2017. Her insights are regularly featured in industry discussions, reflecting her commitment to advancing private markets and sustainable investments.

Executive and Director Compensation

None of our directors or officers has received any cash compensation for services rendered to us. Sponsor HoldCo, the Sponsor, directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made by us to Sponsor HoldCo, the Sponsor, directors, officers or our or any of their respective affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account (other than any permitted withdrawals). Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements and other than as set forth under “[•],” no compensation of any kind, including finder’s and consulting fees, will be paid by the company to Sponsor HoldCo, the Sponsor, directors and officers, or our or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting, management or other compensation from the combined company. All compensation will be fully disclosed to shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the initial proposed business combination, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our officers after the completion of our initial business combination will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We are not party to any agreements with our directors and officers that provide for benefits upon termination of employment. We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our directors and officers may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements may influence our management’s motivation in identifying or selecting a target business, and we do not believe that the ability of our management to remain with us after the consummation of our initial business combination should be a determining factor in our decision to proceed with any potential business combination.

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor, Sponsor HoldCo, and officers and directors of FACT in connection with the Business Combination.

Number and Terms of Office of Officers and Directors

The FACT Board consists of five members. Prior to FACT’s initial business combination, only the holders of Founder Shares have the right to vote to appoint all of our directors and remove members of the board of directors for any reason, and holders of Public Shares will not have the right to vote on the appointment of directors during such time. These provisions of the FACT Articles may only be amended by a special resolution passed by at least 90% of holders of the FACT Ordinary Shares as, being entitled to do so vote in person or, where proxies are allowed, by proxy, at a general meeting of the company. Each of our directors will generally hold office for a three-year term. Subject to any other special rights applicable to the shareholders, any vacancies on the FACT Board may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of the FACT Board or by a majority of the holders of the FACT Ordinary Shares (or, prior to our initial business combination, holders of Founder Shares).

Our officers are appointed by the FACT Board and serve at the discretion of the FACT Board, rather than for specific terms of office. The FACT Board is authorized to appoint persons to the offices set forth in the FACT Articles as it deems appropriate.

Director Independence

The rules of Nasdaq require that a majority of the FACT Board be independent within one year of our IPO. An “independent director” is defined generally as a person who, in the opinion of the FACT Board, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The FACT Board has determined that each of Nell Cady-Kruse, James Rallo and Hella Alashkar are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the FACT Board of Directors

The FACT Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Our audit committee, compensation committee, and nominating and corporate governance committee are composed solely of independent directors. The rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of Nasdaq require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that was approved by the FACT Board and has the composition and responsibilities described below.

Audit Committee

We have established an audit committee of the FACT Board. The members of our audit committee are James Rallo, Nell Cady-Kruse, and Hella Alashkar. James Rallo serves as chair of the audit committee.

Each member of the audit committee is financially literate and the FACT Board has determined that James Rallo qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

•        assisting board oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent registered public accounting firm’s qualifications and independence, and (iv) the performance of our internal audit function and independent registered public accounting firm;

•        the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm has with us in order to evaluate their continued independence;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the FACT Board. The members of our compensation committee are Hella Alashkar, Nell Cady-Kruse and James Rallo. Hella Alashkar serves as chair of the compensation committee. We adopted a compensation committee charter, which details the purpose and responsibility of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive-compensation and equity-based plans that are subject to board approval of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the obligations of the Sponsor, Sponsor HoldCo or an affiliate or advisor thereof and reimbursement of expenses, or as set forth under “Certain Relationships And Related Persons Transactions — FACT — Advisory Agreement,” no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of the board of directors. The members of our nominating and corporate governance committee are Nell Cady-Kruse, James Rallo and Hella Alashkar. Nell Cady-Kruse serves as chair of the nominating and corporate governance committee. We adopted a nominating and corporate governance committee charter, which will detail the purpose and responsibilities of the nominating and corporate governance committee, including:

•        identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board of directors, and recommending to the board of directors candidates for nomination for election at the annual general meeting or to fill vacancies on the board of directors;

•        developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the Company; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the FACT Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of the Public Shares will not have the right to recommend director candidates for nomination to the FACT Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on the FACT Board.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our directors, officers and employees (“Code of Ethics”) that complies with the rules and regulations of Nasdaq. The Code of Ethics codifies the business and ethical principles that govern all aspects of our business. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees and their respective immediate family members, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards while they are in possession of material nonpublic information.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•        duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•        duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•        duty to not improperly fetter the exercise of future discretion;

•        duty to exercise powers fairly as between different sections of shareholders;

•        duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•        duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care, which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders, provided that there is full disclosure by the directors. This can be done by way of permission granted in the FACT Articles or alternatively by shareholder approval at general meetings.

In addition, members of our management team and the FACT Board directly or indirectly, own Founder Shares and/or Private Placement Securities, as set forth in “Beneficial Ownership of Securities,” and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination. Sponsor Holdco paid a nominal aggregate purchase price of $25,000 for the Founder Shares, or approximately $0.0037 per share. Accordingly, our management team, which owns interests in Sponsor Holdco, through the Sponsor, and directors who own Founder Shares may be more willing to pursue a business combination with a riskier or less-established target business than would be the case if Sponsor Holdco had paid the same per share price for the Founder Shares as the Public Shareholders paid for their Public Shares.

As described herein, certain members of our management team may receive compensation upon consummation of our initial business combination, and accordingly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such compensation will not be received unless we consummate such business combination.

In the event that the Sponsor or members of our management team provide loans to us to finance transaction costs and/or incur expenses on our behalf in connection with an initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such loans may not be repaid and/or such expenses may not be reimbursed unless we consummate such business combination. In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, either of Sponsor HoldCo, the Sponsor, any of their respective affiliates or certain of our directors and officers may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. Otherwise, such loans may be repaid only out of funds held outside the Trust Account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $2,000,000 of such loans may be convertible into FACT Class A Shares or units upon the consummation of our initial business combination at a price of $10.00 per FACT Class A Share or unit, as applicable, at the option of the lender. Such FACT Class A Shares would be identical to the private placement shares, and such units would be identical to the Private Placement Securities. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than Sponsor HoldCo, the Sponsor or an affiliate of either of Sponsor HoldCo or the Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

Similarly, if we agree to pay the Sponsor or a member of our management team a finder’s fee, advisory fee, consulting fee or success fee in order to effectuate the completion of our initial business combination, such persons may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as any such fee may not be paid unless we consummate such business combination.

Our management team, in their capacities as directors, officers or employees of the Sponsor or its affiliates or in their other endeavors, may choose to present potential business combinations to the related entities described above, current or future entities affiliated with or managed by either of Sponsor HoldCo, the Sponsor, or third parties, before they present such opportunities to us, subject to his or her fiduciary duties under Cayman Islands law and any other applicable fiduciary duties.

Our directors and officers presently have, and any of them in the future may have, additional, fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our directors or officers becomes aware of a business combination opportunity that is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she may need to honor these fiduciary or contractual obligations to present such business combination opportunity to such entity, or in the case of a non-compete restriction, may not present such opportunity to us at all, subject to his or her fiduciary duties under Cayman Islands law. The FACT Articles provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. Our directors and officers are also not required to commit any specified amount of time to our affairs, and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. See “Risk Factors — The Sponsor, Sponsor HoldCo, FACT’s directors and officers and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the FACT Shareholders generally.” We do not believe, however, that any of the foregoing fiduciary duties or contractual obligations will materially affect our ability to identify and pursue business combination opportunities or complete our initial business combination.

Potential investors should also be aware of the following potential conflicts of interest:

•        None of our directors or officers is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

•        In the course of their other business activities, our directors and officers may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. Our management may have conflicts of interest in determining to which entity a particular business opportunity should be presented. For a complete description of our management’s other affiliations, see below.

•        The Sponsor, initial shareholders, directors and officers have agreed to waive their redemption rights with respect to any Founder Shares and Public Shares held by them in connection with the consummation of our initial business combination. Additionally, the Sponsor and initial shareholders have agreed to waive their redemption rights with respect to their founder shares if we fail to consummate our initial business combination within 18 months after the closing of the IPO (or 24 months from the closing of the IPO if we have executed a definitive agreement for an initial business combination within 18 months from the closing of the IPO) or during any Extension Period. However, if the Sponsor or initial shareholders (or any of our directors, officers or affiliates) acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to consummate our initial business combination within the prescribed time frame. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement units and restricted FACT Class A Shares held in the Trust Account will be used to fund the redemption of our Public Shares, and the Private Placement Units will expire worthless. With certain limited exceptions, the Founder Shares will not be transferable, assignable or salable by our initial shareholders until 180 days after completion of our initial business combination. With certain limited exceptions, the Private Placement Units (including the underlying private placement warrants, the private placement shares and the FACT Class A Shares issuable upon exercise of the private placement warrants), will not be transferable, assignable or salable by the Sponsor or Sponsor HoldCo until 180 days after the completion of our initial business combination. With certain limited exceptions, the restricted FACT Class A Shares will not be transferable, assignable or salable by our initial shareholders until 90 days after completion of our initial business combination. As the sponsor and directors and officers may directly or indirectly own ordinary shares and warrants and own Founder Shares, our directors and officers may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

•        Our directors and officers may negotiate employment or consulting agreements with a target business in connection with a particular business combination. These agreements may provide for them to receive compensation following our initial business combination and as a result, may cause them to have conflicts of interest in determining whether to proceed with a particular business combination.

•        Our directors and officers may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such directors and officers was included by a target business as a condition to any agreement with respect to our initial business combination.

•        On October 14, 2024, a member of the Sponsor (the “Borrower”), issued a promissory note in the principal amount of up to £200,000 (the “Note”) to Robert Rackind, our Executive Chairman. Pursuant to the Note, Mr. Rackind agreed to lend to the Borrower, (i) an aggregate of £40,000, which Mr. Rackind disbursed to the Borrower in two disbursements of £20,000 each on July 1, 2024 and August 5, 2024, respectively, and (ii) £160,000 upon the consummation of the IPO. For purposes of the Cash Method (as defined below) only, the Note bears interest on the principal amount outstanding thereunder at a rate of eight percent per annum, and the Note is due and payable in full upon the consummation of the initial business combination either, at the payment method election of the Borrower, (i) in cash in an amount equal to the sum of (A) the aggregate principal amount outstanding under the Note and (B) accrued interest, which amount shall not be greater than the sum of £200,000 and accrued interest (such payment method, the “Cash Method”), or (ii) in kind by transferring to Mr. Rackind or his designee 25% of the aggregate amount of membership interests of the Sponsor held directly or indirectly by the Borrower. In the event that we liquidate and dissolve without having consummated an initial business combination, the Borrower shall have no obligation to repay the principal amount outstanding under the Note or any accrued interest. The Note contains certain customary events of default and related remedies and acceleration provisions.

The conflicts described above may not be resolved in our favor.

Accordingly, as a result of multiple business affiliations, our directors and officers have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. Below is a table summarizing the entities to which our directors and officers and certain of our affiliates currently have fiduciary duties or contractual obligations that may present a conflict of interest:

Individual	Entity	Entity’s Business	Affiliation
Robert Rackind	—	—	—
Adam Gishen	Complete Solaria, Inc.	Solar technology, services and installation company	Director
Min Lee	BFY Capital	Specialized financing company in natural products industry	Managing Member
	Pavilion Entertainment	Television and film production and distribution company	Investor and advisor
Nell Cady-Kruse	Varagon Capital Corp.	Business development company	Director
	No One Left Behind	Charitable organization focusing on supporting former interpreters and U.S. government employees eligible for the Iraqi and Afghan Special Immigrant Visa	Member of Senior Advisory Board
James Rallo	—	—	—
Hella Alashkar	1648 Capital	Venture capital firm with consulting and advisory services	Co-Founder

We are not prohibited from pursuing an initial business combination with a company that is affiliated with either of Sponsor HoldCo, the Sponsor, our directors or officers, or non-managing HoldCo investors, or making the acquisition through a joint venture or other form of shared ownership with either of Sponsor HoldCo, the Sponsor, our directors or officers, or non-managing Sponsor HoldCo investors; accordingly, such affiliated person(s) may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination as such affiliated person(s) would have interests different from the Public Shareholders and would likely not receive any financial benefit unless we consummated such business combination. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent and disinterested directors, would obtain an opinion from an independent investment banking firm that is a member of FINRA or from a valuation or appraisal firm that such an initial business combination is fair to our shareholders from a financial point of view. Furthermore, in no event will Sponsor Holdco, the Sponsor or any of our directors or existing officers, or any of their respective affiliates, be paid by the company any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination. In addition, pursuant to Nasdaq listing rules, our initial business combination must be approved by a majority of our independent directors.

In addition, Sponsor HoldCo, the Sponsor or any of their respective affiliates may make additional investments in the company in connection with the initial business combination, although Sponsor HoldCo, the Sponsor and their affiliates have no obligation or current intention to do so. If Sponsor HoldCo, the Sponsor or any of their respective affiliates elects to make additional investments, such proposed investments could influence Sponsor HoldCo and the Sponsor’s motivation to complete an initial business combination.

In the event that we submit our initial business combination to the Public Shareholders for a vote, the Sponsor, initial shareholders, directors and officers have agreed, pursuant to the terms of a letter agreement entered into with us, to vote any founder shares and Public Shares held by them in favor of our initial business combination. The non-managing Sponsor HoldCo investors are not required to (i) hold any units, FACT Class A Shares or public warrants they may purchase in the IPO or thereafter for any amount of time, (ii) vote any FACT Class A Shares they may own at the applicable time in favor of our initial business combination or (iii) refrain from exercising their right to redeem their Public Shares at the time of our initial business combination. The non-managing Sponsor HoldCo investors will have the same rights to the funds held in the Trust Account with respect to the FACT Class A Shares underlying the units they purchased in the IPO as the rights afforded to the other Public Shareholders.

Legal Proceedings

As of the date of this proxy statement/prospectus, to the knowledge of our management, there was no material litigation, arbitration or governmental proceeding pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding.

Periodic Reporting and Audited Financial Statements

FACT has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, FACT’s annual reports contain consolidated financial statements audited and reported on by FACT’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF FACT

The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

References herein to “we,” “us,” “FACT” or the “Company” refer to FACT II Acquisition Corp. References to our “management” or our “management team” refer to our officers and directors, references to the “Sponsor” refer to FACT II Acquisition Parent LLC, and references to “Sponsor HoldCo” refer to FACT II Acquisition LLC.

Overview

We are a blank check company incorporated on June 19, 2024 as a Cayman Islands exempted company, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash derived from the proceeds of our IPO and the sale of the Private Placement Securities, FACT Ordinary Shares, debt or a combination of cash, shares and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

Recent Developments

Business Combination Agreement

On November 26, 2025, we entered into the Business Combination Agreement with Sponsor HoldCo, Merger Sub and PAD. See the section titled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement” for a further discussion of the Business Combination Agreement.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on November 26, 2025, we entered into the Sponsor Support Agreement. See the section titled “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Sponsor Support Agreement” for a further discussion of the Sponsor Support Agreement.

PAD Support Agreements

The Business Combination Agreement provides that, within 45 days following the execution of the Business Combination Agreement, PAD will deliver to FACT duly executed copies of one or more PAD Support Agreement. See the section titled “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — PAD Support Agreements” for a further discussion of the PAD Support Agreements.

Lock-Up Agreements

In connection with the Closing, pursuant to the Business Combination Agreement, (i) we, PAD, Sponsor HoldCo and certain holders of our equity interests will each enter into a Sponsor Lock-Up Agreement, and (ii) we, PAD and certain holders of PAD’s equity interests will each enter into a PAD Shareholder Lock-Up Agreement. See the section titled “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Agreements” for a further discussion of the Lock-Up Agreements.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities from June 19, 2024 (inception) through September 30, 2025 were organizational activities, those necessary to prepare for our IPO, described below, and identifying a target company for our initial business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. Subsequent to our IPO, we generate non-operating income in the form of interest income on cash held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the three months ended September 30, 2025, we had net income of $1,266,719, which consists of interest income on cash held in the Trust Account of $1,860,392 and interest earned on bank account of $8,577, offset by general and administrative expenses of $602,250.

For the nine months ended September 30, 2025, we had net income of $4,346,140, which consists of interest income on cash held in the Trust Account of $5,465,237, change on overallotment liability of $26,558 and interest earned on bank account of $20,498, offset by general and administrative expenses of $1,166,153.

For the three months ended September 30, 2024 and for the period from June 19, 2024 (inception) through September 30, 2024, we had a net loss of $104,287, which consisted of general and administrative costs.

Liquidity and Capital Resources

Our liquidity needs have been satisfied prior to the consummation of our IPO through receipt from our Sponsor of $25,000 for the sale of the Founder Shares.

We consummated our IPO of 17,500,000 FACT Units at $10.00 per unit, generating gross proceeds of $175,000,000. Simultaneously with the closing of our IPO, we consummated the sale of 500,625 Private Placement Units at a price of $10.00 per Private Placement Unit and 162,500 Private Placement Securities at a price of $10.00 per Private Placement Security, generating gross proceeds of $6,631,250, as follows: (i) 17,500 Private Placement Units ($175,000 in the aggregate) with the Sponsor; (ii) (A) 260,000 Private Placement Units and (B) 162,500 Private Placement Securities ($4,225,000 in the aggregate) with Sponsor HoldCo; (iii) 178,500 Private Placement Units ($1,785,000 in the aggregate) with CCM; and (iv) 44,625 Private Placement Units with Seaport ($446,250 in the aggregate).

Following the closing of our IPO and the concurrent private placement, a total of $175,875,000 was placed in the Trust Account. We incurred $11,028,226 of transaction costs, consisting of $3,500,000 of cash underwriting fee, $7,000,000 of deferred underwriting fee, and $528,226 of other offering costs.

For the nine months ended September 30, 2025, cash used in operating activities was $440,295. Net income of $4,346,140 was affected by interest earned on cash held in the Trust Account of $5,465,236, change in fair value of overallotment liability of $26,558, and net change in operating assets and liabilities of $705,359.

For the period from June 19, 2024 (inception) through September 30, 2024, cash used in operating activities was $50,996. Net loss of $104,287 was affected by formation costs paid by Sponsor in exchange for issuance of Class B Ordinary Shares of $19,795 and net change in operating assets and liabilities of $705,359.

As of September 30, 2025, we had cash held in the Trust Account of $182,062,506. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (which interest shall be net of any franchise and income taxes payable and excluding deferred underwriting commissions), to complete our initial business combination. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2025, we had cash of $1,007,626 in our operating bank account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete an initial business combination.

In order to fund working capital deficiencies or finance transaction costs in connection with an initial business combination, either of Sponsor HoldCo, the Sponsor, any of their respective affiliates or certain of our directors and officers may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. In the event that an initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. Up to $2,000,000 of any such working capital loans for each such person may be convertible into a price of $10.00 per Class A Ordinary Share or unit, as applicable, at the option of such lender. Such Class A Ordinary Shares would be identical to the private placement shares, and such units would be identical to the private placement units. See the section titled “Certain Relationships and Related Persons Transactions — FACT — Working Capital Loans” for a further discussion.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating an initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our public shares upon completion of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

Nonetheless, the mandatory liquidation date, should a Business Combination not occur by November 27, 2026, and the potential subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2025. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

The underwriters had a 45-day option from the date of our IPO to purchase up to an additional 2,625,000 units to cover over-allotments, if any. The over-allotment option expired unexercised on January 10, 2025 and Sponsor HoldCo forfeited 875,000 founder shares upon expiration of the over-allotment option on January 10, 2025.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or $3,500,000 in the aggregate, which was paid upon the closing of the IPO. In addition, the underwriters were entitled to a deferred fee of (i) $0.40 per Unit sold in the offering of the IPO, or $7,000,000 in the aggregate, payable based on the percentage of funds remaining in the trust account after redemptions of public shares, solely in the event that the Company completes an initial business combination, subject to the terms of the underwriting agreement.

Critical Accounting Estimates

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Making estimates requires management to exercise significant judgement. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could materially differ from those estimates. As of September 30, 2025, we did not have any critical accounting estimates to be disclosed.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

INFORMATION ABOUT PAD

On December 23, 2024, PAD acquired Aerodyn Engineering LLC (“Aerodyn”). In addition, PAD plans to acquire Western Professional, Inc. (“WestPro”) immediately following the closing of the Business Combination pursuant to a pending acquisition agreement.

The description of our business that follows assumes that the pending acquisition of WestPro has occurred and its operations combined into those of PAD.

Unless otherwise indicated by the context, references to “PAD” refer to Precision Aerospace & Defense Group, Inc. solely, and references to the “Company,” “our,” “we,” “us” and similar terms refer to Precision Aerospace & Defense Group, Inc., together with its direct and indirect subsidiaries, including WestPro after giving effect to the closing of PAD’s acquisition thereof.

Overview

PAD implements a strategic acquisition and integration model focused on established businesses within the aerospace and defense industry Serving as a central coordinating entity, PAD fosters a cohesive family of synergistic subsidiaries, enhancing value through the integration of complementary Tier 1, 2 and 3 suppliers. PAD operates through three principal subsidiaries, each of which functions as a separate division of the Company and is the holding company for the applicable operating subsidiaries in its division: PAD Aerospace Contract Services Group, LLC; PAD Precision Manufacturing Group, LLC; and PAD Non-Destructive Testing Group, LLC. These divisions encompass subsidiary operations with histories dating back to 1952.

PAD’s mission is to strategically target, unite and build multidisciplinary businesses that provide solutions that address a specific problem or issue directly to defense organizations, major OEMs, and Tier 1 suppliers. Through accretive acquisitions, organic growth and operating synergies, we seek to create a premier components manufacturer and services provider, delivering mission critical products and solutions with unsurpassed quality, customer service and lead times.

The Company is engaged in contract production of aircraft parts, equipment and sub-assemblies (a series of parts fitted together to form a complex structure), engineering (design, development, and maintenance of aircraft, and other related systems), specialized machining and manufacturing, and Non-Destructive Testing (a set of testing and analysis processes that evaluate the quality and structural integrity of a manufactured product) primarily across the aerospace and defense industry but also in the space, power generation, automotive, marine, and industrial sectors. Our customers include aerospace OEMs, federal defense contractors, major airlines, space pioneers and well-established commercial suppliers.

PAD seeks to continuously capitalize on opportunities to build out these current business segments through the pursuit of additional strategic acquisitions to expand our capabilities, expedite supply chains/lead times, diversify our customer base and expand into new markets.

On December 23, 2024, Precision Aerospace Group acquired Aerodyn. In addition, we have entered into agreements to acquire the following companies:

•        Western Professional, Inc., a non-destructive testing (“NDT”) lab specializing in aerospace suppliers, prime contractors, and strategic industries located in Salem, Oregon;

•        J & T Investments, LLC, d/b/a Pro-Con Manufacturing, a precision component parts manufacturer providing high-quality and cost-effective contract manufacturing services for critical components across various industries, located in Lee’s Summit, Missouri; and

•        Rompec Aerospace, Inc., a Federal Aviation Administration (“FAA”)-licensed repair station and European Union Aviation Safety Agency-certified maintenance center located in Pheonix, Arizona.

See detailed description of the pending acquisitions in “— Recent and Pending Acquisitions” below.

Corporate History

PAD was originally organized on July 8, 2016 as a limited liability company in the State of Florida as Precision Aerospace Group, LLC. On November 3, 2023, PAD was converted to a Florida corporation and on April 9, 2025, PAD changed its name to Precision Aerospace & Defense Group, Inc. pursuant to Articles of Conversion filed with the Florida Secretary of State.

PAD has the following direct and indirect wholly-owned subsidiaries:

•        PAD Aerospace Contract Services Group, LLC, a Florida limited liability company, and its wholly-owned subsidiaries Maney Aircraft, Inc. a California corporation and Aerodyn Engineering LLC, a Delaware limited liability company;

•        PAD Precision Machining Group, LLC, a Florida limited liability company, and its wholly-owned subsidiary AOP Precision Products, LLC, d/b/a V&M Precision Machining and Grinding, a Florida limited liability company;

•        PAD Non-Destructive Testing Group, LLC, a Florida limited liability company, and its subsidiary Aerofab NDT, LLC, a Washington limited liability company;

•        Bright West, Inc., a California corporation, is a wholly owned subsidiary of the Company, that is inactive due to its sole asset, Maney Aircraft, Inc. being moved to PAD Aerospace Contract Services Group, LLC; and

•        NDT Northwest LLC, a Florida limited liability company, is a wholly owned subsidiary of PAD that is not operating due to its now minority owned operating subsidiary, Aerofab NDT, LLC being moved to PAD Non-Destructive Testing Group, LLC, leaving equipment as its sole asset.

PAD’s principal executive office is located at, and our mailing address is, 7500 College Blvd, 5th Floor, Overland Park, KS 66210. Our telephone number is (949) 584-2087. Our website address is https://precisionaerospacegroup.com. The information contained in, or accessible through, our website does not constitute a part of this proxy statement/prospectus. We have included our website address in this proxy statement/prospectus solely as an inactive textual reference.

Below is the organizational chart depicting the structure of the Company.

Our Strategy

Our principal objective is to continue to increase our revenues and cash flows by building out our three principal divisions to further differentiate ourselves as a leading provider of aftermarket manufacturing, engineering and value-added services. In pursuing this objective, we intend to pursue the following strategies:

•        Pursue operational excellence:    We intend to bring a renewed focus on our operations from the ground up, focused on the successful adoption of new technologies, systems and processes in each of our facilities. Furthermore, our management team will continuously evaluate initiatives to increase operating efficiencies to optimize our capacity and workforce.

•        Pursue strategic acquisition opportunities:    We intend to continuously evaluate and pursue acquisition opportunities of Tier 1, 2 & 3 business across the aerospace and defense industry. Our objective is to identify businesses with niche technologies that are compatible but do not compete with our current capabilities, bringing new customers, services and product lines. Furthermore, we intend to pursue strategic acquisitions to vertically integrate our supply chain to minimize turnaround times, reliability and overall customer satisfaction.

•        Pursue new business:    We intend to build market share in our existing business segments and continuously explore and pursue additional revenue generating opportunities. We are seeking to pursue new business with OEMs by bidding on new contracts and leveraging relationships with OEMs and the U.S. Department of Defense (“DoD”). Alternatively, we continue to explore opportunities in new sectors (for example, space and unmanned systems) to further diversify our customer base and position ourselves to capitalize on the future growth in these emerging markets.

Our Products and Services

Our principal operating subsidiaries and the products and services we offer through them are as follows:

Maney Aircraft, Inc.

Maney Aircraft, Inc. (“Maney”), part of PAD’s Aerospace Contract Services Group and based in Ontario, California, has been in continual operation since 1952. Maney specializes in supporting out-of-production aircraft and government contracts under license agreements with OEMs. Under such license agreements, Maney is authorized to use The Boeing Company (“Boeing”) proprietary data to manufacture and source parts in support of select aircraft models for the U.S. Government. Maney holds three confidential licensing agreements with Boeing that enable it to sell OEM equipment directly to the government, one of which expires in May 2027 with automatic renewal unless there is a breach one expiring in May 2045 and one expiring in November 2045. Under these agreements, Maney is required to provide to The Boeing Company financial reports, proof of insurance, and performance reports on a quarterly basis and obtain audits of its annual financial statements. Additionally, Maney also specializes in the design, manufacturing and testing of ground support equipment, which is used to service aircraft between flights. Maney is licensed to provide all parts and support, including modifications, avionics upgrades, electrical wiring replacement, component overhaul, training, and technical assistance for various aircraft. Maney holds both ISO 9001 and AS 9100 certifications and sells direct to the United States Air Force and other branches of the U.S. military.

Maney’s services include:

1.      Service Life Extension Programs:    Maney provides comprehensive service life extension programs aimed at prolonging the operational life of critical aircraft. These programs involve structural upgrades, component replacements, and system enhancements tailored to meet evolving mission requirements and safety standards. Maney’s service life extension program initiatives include, for example, structural reinforcements and avionics updates to extend operational service beyond original design expectations.

2.      Specialized Maintenance, NDT, Fuel System Cleaning:    Maney offers a wide range of specialized maintenance services to ensure the sustained health and performance of aircraft systems. This includes NDT to detect potential defects without damaging the aircraft structure and thorough fuel system cleaning to optimize fuel efficiency and reliability. These maintenance activities are conducted regularly as part of scheduled inspections and as needed during component overhaul processes.

3.      Avionics and Engine Upgrades:    Maney conducts avionics and engine upgrades under contract with U.S. and foreign military branches. Avionics upgrades involve integrating advanced navigation, communication, and mission systems to enhance situational awareness and operational effectiveness. Engine upgrades focus on improving performance metrics such as thrust, fuel efficiency, and reliability, ensuring aircraft readiness for current and future operational demands.

4.      Ground Support Equipment:    Maney is engaged in the design and manufacture of portable and stationary test equipment for servicing and testing fluid power systems and components. Its proprietary line includes hydraulic, pneumatic and hydrostatic support equipment that can be customized to meet the customers’ requirements. With a mix of domestic and international customers, our standard and custom equipment can be found in most existing military and commercial hangars, food processing plants and test labs.

Most contracts that Maney bids on require specialized tooling, machines, training, and approval of a prototype or the “First Article,” the delays and costs of which must be included in initial bids. These extra initial costs are usually collectively referred to as “First Article” and often add about 30% to the cost of any first-time bid in the aerospace industry, giving the existing contractor a substantial cost advantage that in many cases can be cost-prohibitive for competitors. First Article costs spread over small batches can also substantially impair, if not preclude entirely, a competitor’s ability to match the bid. Most of Maney’s B-1B parts fall into this category, as Maney incurred the First Article expenses long ago.

The bulk of recent purchase orders and contract awards that Many has won have been for B-1B Lancer bomber components for the U.S. Air Force under license from Boeing’s military division. Maney produces OEM replacement and spare parts for out-of-production, long lead time, small batch, and difficult-to-source parts. Purchase orders are typically booked a year in advance for delivery the following year, with some contracts extending over three to five years or longer. The B-1B currently carries the largest inventory of both guided and unguided weapons in the U.S. Air Force fleet. Maney also provides the same services to a number of additional airframes, that is, the main structural components of aircraft, including the fuselage (body), wings, tail, and landing gear, but not the engines or instruments, for commercial and military use.

V&M Precision Machining and Grinding

AOP Precision Products, LLC d/b/a V&M Precision Machining and Grinding (“V&M”), of PAD’s Precision Manufacturing Group, founded in 2016, operates in an AS9100 certified facility located in Brea, California. The 65,000 square foot facility houses computer numerical control (“CNC”), that is, automated control of machine tools by a computer, turning and milling centers, comprehensive grinding, honing, and threading operations, and diverse machining capabilities that can service the aerospace, defense, and nuclear industries. V&M has active contracts and open orders on backlog with customers in the commercial and defense sectors.

V&M manufactures large landing gear and associated parts that are made of titanium alloys, which are especially hard metals. Special tools, techniques, and training must be employed to cut and shape titanium. This enables V&M to submit substantially lower bids than competitors, as V&M has already incurred the First Article costs and need not incur them for re-orders. Operators of aircraft that are still in use but out of production are reliant on “after-market” manufacturers such as V&M to keep their aircraft operational. Currently, V&M’s is producing these parts government and commercial aircrafts.

Aerofab NDT, LLC

Aerofab NDT, LLC (“Aerofab”) of PAD’s Non-Destructive Testing Group operates from a facility in Kent, Washington. Established in 2013, Aerofab specializes in made-to-order parts manufacturing, sourcing alternative solutions for obsolete NDT ultrasonic transducers and eddy current probes, and providing electrical discharge machining (“EDM”) services for developing NDT standards tailored to customer aircraft. EDM is a non-conventional machining technique based on the use of electrical discharges to shape metal parts. In the aerospace industry, EDM is used to manufacture a wide range of critical components due to its ability to handle hard metals, produce complex shapes and achieve extremely tight tolerances (tight tolerances refer to the extremely precise measurements and specifications that parts or components must meet during manufacturing or inspection).

Aerofab’s capabilities include:

•        Reference standards

•        Eddy current probes

•        Ultrasonic transducers

•        Custom kit boxes

•        Precision machining and tooling

Aerofab’s core business is in commercial aerospace, which includes various aircraft models manufactured by Airbus, ATR, BAE, Boeing, Bombardier, Douglas and Embraer. In addition, Aerofab provides products and services in connection with an extensive range of aircraft models.

We believe that Aerofab’s business has several competitive advantages as a result of its focus on specialized NDT testing and reference products. Aerofab’s tooling is integrated into the official NDT procedures of leading aircraft manufacturers, including Boeing and Embraer, which drives consistent demand for Aerofab’s products and services as airlines and aircraft maintenance, repair, and overhaul services facilities, which perform required maintenance and inspection services for aircraft, rely on these procedures, which ensures that Aerofab’s products are routinely specified for standard maintenance processes. Aerofab maintains a broad and expanding catalog encompassing both OEM-standard and custom-designed parts that, coupled with its OEM procedure integration, fosters organic sales growth. Additionally, Aerofab skilled team is capable of delivering customized machining solutions, particularly for projects involving hard-to-find or obsolete parts, such as discontinued parts, specialized/custom parts, legacy system components or components with extended delivery times.

Aerodyn Engineering LLC

Established in 2002, Aerodyn provides highly technical and specialized services to turbine OEMs for use in the development stage of a turbine’s lifecycle. These services include test instrument design and development, instrumentation fabrication, and testing services. Aerodyn serves OEMs and other companies involved in various aspects of turbine system development across multiple industries, including aerospace, power generation, automotive, marine, and industrial sectors. Aerodyn also offers catalog products that manufacturers use in the development stage of turbine production.

Aerodyn focuses particularly on serving OEMs of gas turbines, which are used in locomotives, jet engines, and power plants. We believe that Aerodyn is at the forefront of turbine technology, supported by a team of highly trained professionals, sophisticated equipment and facilities, and precise testing processes, and that this has enabled Aerodyn to gain a reputation for responsiveness, quality, and expertise. We believe that the continuous evolution and technological advancements in the turbine industry drive significant demand for Aerodyn’s services and products that are essential to the successful operations, safety and functionality of aircraft, spacecraft and defense systems.

Aerodyn’s customers include leading turbine OEMs. Unlike many competitors that focus solely on providing certain engineering or manufacturing services, Aerodyn offers a comprehensive “one-stop shop” for customers during the product development stage, providing mechanical design services and prototype and test component manufacturing, as well as instrumentation and testing services.

Aerodyn operates out of two locations: (i) its headquarters in Indianapolis, Indiana, serving as the hub for high precision manufacturing, development, production, instrumentation, design, application, data acquisition, flight and field test support, global support, engineering, design, analysis, and project management; and (ii) a testing facility in Whitestown, Indiana, focusing on gas stand testing, turbocharger performance, burst/containment, durability, vibration testing, multi-axis shaker, high-frequency testing, slip ring/telemetry/traverse, design, manufacturing, data system build and acquisition, and flow calibration.

Raw Material Procurement and Supply Chain Management

PAD’s operating companies have varying degrees of exposure to raw material supply chain fluctuations. Maney and V&M, with their focus on legacy aircraft components, may be more susceptible to disruptions in specific materials such as titanium and brass. Aerodyn, while utilizing aerospace alloys as primary materials, benefits from a more diversified supplier base and the potential to pass along material cost increases to customers through contract terms.

In contrast, Aerofab and WestPro, with their emphasis on services such as NDT, repair, and overhaul, have limited direct exposure to raw material price volatility due to a higher reliance on customer-supplied components.

Overall, the Company is mindful of the potential impact of raw material supply chain disruptions on its operations and financial performance. The Company continuously monitors market conditions, maintains relationships with key suppliers, and implements strategies to mitigate risks associated with material availability and pricing. PAD will also seek opportunities to leverage economies of scale through organic growth and acquisitions to reduce raw material costs across its operating subsidiaries.

Effect of Existing or Probable Governmental Regulations on the Business and Need for Government Approval

The aerospace and defense (“A&D”) industry is heavily influenced by government regulations, funding decisions, and evolving legislation, particularly by the DoD, which saw its budget reach $850 billion in the fiscal year ending September 30, 2025. With global defense spending projected to rise to $2.5 trillion by 2027, legislative measures like the Infrastructure Investment and Jobs Act, CHIPS and Science Act, and Inflation Reduction Act are reshaping the A&D industry, driving modernization, manufacturing, and sustainable practices. Provisions in the fiscal year 2024 National Defense Authorization Act are ongoing in 2025, continuing to increase small business participation, strengthen subcontracting goals, and enforce domestic content requirements for defense acquisitions. For example, for the government’s fiscal year ending September 30, 2025, the DoD, in accordance with U.S. Small Business Administration guidelines, established a goal of having 23% of its prime contracts allocated to small businesses.

Despite this significant government influence, PAD and its subsidiaries have limited direct impacts from the direct effects of federal budget fluctuations due to their diversified customer base and revenue streams. In defense and space, government contracts often involve long-term, stable funding for critical programs, insulated from short-term budget cuts. Commercial aerospace provides a counterbalance, driven by market demand for air travel and cargo, which is less tied to government budgets. The tiered customer structure (Tier 1, Tier 2, Tier 3) spreads risk across multiple layers of the supply chain, ensuring steady demand. Additionally, the company’s involvement in high-priority sectors like defense and space, which are strategic for national security and exploration, typically receive consistent funding, mitigating the impact of budget volatility. For example, PAD’s subsidiaries provide support for legacy airframes that are contracted to remain in service for the foreseeable future. Purchase orders that PAD’s subsidiaries receive under existing contractual obligations in support of legacy airframes are service-driven needs, which are less contingent on the development and manufacturing of new aircraft. As PAD continues to grow, it will maintain rigorous adherence to relevant rules and regulations to ensure continued compliance and operational integrity.

For example, Maney specializes in supporting legacy aircraft that have been out of production for years but remain essential to U.S. military operations. Because Maney’s services are focused on prolonging the life of existing airframes, however, its business is less susceptible to shifts in new government defense initiatives as such existing airframes are part of ongoing military operations and their maintenance is non-discretionary, ensuring steady demand regardless of new aircraft development or procurement.

V&M similarly benefits from its specialized role in providing parts for aircraft landing gear made of titanium and other hard metals, an area governed by specific defense manufacturing standards. As a supplier to both government and commercial sectors, V&M’s focus on long-term contracts for existing platforms aligns with regulatory frameworks but also shields the business from sudden changes in government budgets aimed at new projects.

Aerofab’s position as a specialized NDT testing and reference product provider effectively shields it from the direct impact of government budget fluctuations. Unlike manufacturers reliant on government contracts for new aircraft programs, Aerofab’s service-based model is driven by the ongoing demand for aircraft maintenance and compliance with established regulatory standards. This alignment with regulatory requirements has historically insulated Aerofab from the volatility associated with shifts in government defense priorities and spending.

Aerodyn, though a first-tier supplier, manages the risks associated with government contracts by maintaining a diverse customer base, reducing reliance on any single program. While changes in government budgets may lead to program adjustments, Aerodyn’s varied clientele and strict regulatory compliance has historically ensured its continued operation.

Finally, WestPro’s business, diversified across sectors such as commercial airlines, defense, space technology, and satellite components. Similarly to Aerofab NDT, WestPro operates with service-based model is driven by the ongoing demand for compliance with established regulatory and safety standards by the FAA. This alignment with regulatory requirements has historically insulated WestPro from the volatility associated with shifts in government defense priorities and spending, as the services WestPro provides are indispensable for safety, compliance and efficiency.

Recent and Pending Acquisitions

Aerodyn Transaction

On December 23, 2024, PAD acquired Aerodyn pursuant to the Merger Agreement, dated September 30, 2024, by and among PAD, Aerodyn Engineering Holdings, Inc., the holder of 100% of Aerodyn’s issued and outstanding limited liability company membership interests (“Aerodyn Holdings”), Precision Aerospace Merger Sub Inc., a wholly-owned subsidiary of PAD, and David Lawrence, the sole stockholder of Aerodyn Holdings, as amended on December 23, 2024 (as amended, the “Merger Agreement”), with Aerodyn becoming an indirect, wholly-owned subsidiary of PAD.

PAD, pursuant to a December 2025 agreement with Mr. Lawrence, will pay the following consideration to Mr. Lawrence: on the Closing Date, PAD will: (i) issue approximately 1,125,000 shares of New PAD Common Stock and (ii) pay $34,515,000 in cash (with such cash amount consisting of $33,750,000 owed pursuant to the Merger Agreement, as amended, and $765,000 in interest owed pursuant to a previously issued promissory note cancelled as of December 2025). In addition, Mr. Lawrence will receive $3 million in four (4) payments of $750,000 on the first, third, fourth, and fifth anniversaries of the Closing Date.

Mr. Lawrence continues to be responsible for operating Aerodyn’s business in accordance with his employment agreement with Aerodyn, subject to the ultimate oversight and authority of PAD.

Western Professional Transaction

Description of Transaction

Pursuant to a Stock Purchase Agreement, dated as of September 30, 2024, by and among PAD, WestPro and Bradley R. Bowder, the sole stockholder of WestPro, as amended pursuant to a letter agreement among PAD, WestPro and Mr. Bowder dated August 28, 2025 (the “Stock Purchase Agreement”), PAD has agreed to purchase all of the issued and outstanding shares of common stock of WestPro, as a result of which WestPro will become a wholly-owned subsidiary of PAD, for aggregate consideration of $8,244,685 (representing five times its EBITDA, adjusted as agreed by the parties, for the year ended December 31, 2024), half of which will be paid in cash (decreased by the aggregate amount of WestPro’s accrued and unpaid payroll expense as of immediately prior to the closing and increased by $1,600,000) and half of which will be paid in shares of New PAD Common Stock at the closing price of the shares of New PAD Common Stock as quoted on Nasdaq on the last business day immediately prior to the closing of the WestPro acquisition, subject to an adjustment based on WestPro’s working capital at closing. If WestPro’s working capital at closing exceeds $1,239,478, PAD will pay Mr. Bower cash in an amount equal to such excess amount. If its working capital at closing is below $1,239,478, the purchase price will be reduced accordingly, and the amount of such reduction will be paid to PAD from an escrow account into which Mr. Bower will deposit $100,000 at closing to satisfy any working capital adjustments or indemnification claims by PAD.

In addition, Mr. Bowder is entitled to additional performance-based payments, based on WestPro’s future EBITDA performance as follows:

•        If WestPro’s adjusted EBITDA exceeds $1,648,937 for the calendar year ending December 31, 2025, Mr. Bowder will receive a cash payment equal to 50% of the amount over such EBITDA threshold multiplied by 5.00, plus an equivalent amount in shares of New PAD Common Stock.

•        Mr. Bowder is entitled to receive similar performance-based payments for each of calendar year 2026, 2027 and 2028, in an amount equal to the increase in adjusted EBITDA compared to the prior year’s adjusted EBITDA (subject to the same 5.00 multiplier), with payments made 50% in cash and 50% in shares of New PAD Common Stock.

Each year’s adjusted EBITDA must exceed the highest adjusted EBITDA achieved in any previous year for Mr. Bowder to receive these additional payments.

Consummation of the WestPro acquisition is subject to the consummation of the Business Combination as well as customary closing conditions. In addition, PAD and Mr. Bowder may terminate the Stock Purchase Agreement by mutual consent at any time, and either may terminate the agreement if there is a material breach thereof by the other or if the transaction has not closed by December 31, 2025.

The Stock Purchase Agreement, as amended, provides that either PAD or Mr. Bowder can terminate the agreement, and abandon the acquisition of WestPro by PAD, if the acquisition does not close by December 31, 2025.

As noted above, we intend to close the WestPro acquisition immediately following the Effective Time.

Business and Post-Closing Operations

Headquartered in Salem, WestPro is an established independent NDT lab specializing in serving aerospace suppliers, prime contractors, and strategic industries. WestPro has over 35 years of experience providing conventional ultrasonic inspections using computerized motion control systems tailored to meet diverse customer requirements. Its ultrasonic inspection services include immersion (submerging a component or material in a liquid medium in order to detect internal flaws), ensure material quality and prevent failures, contact (placing an ultrasonic transducer directly on the surface of a material, using a couplant (e.g. gel or oil) to ensure sound wave transmission), C-scan (which produces a two-dimensional, planar view (map) of a component by collecting and displaying data from ultrasonic scans), ultrasonic thickness testing (measures the thickness of a material by sending ultrasonic waves through it and calculating the time it takes for the waves to reflect back from the opposite surface), and contour-following inspections of tubing, plate, and billet products (contour-following technique is used to follow the surface contour of components to track the surface geometry of complex-shaped components). WestPro also provides calibration services and verification services to ensure that precisely calibrated materials, components, or artifacts with known properties used as benchmarks in NDT and other quality assurance processes meet applicable standards through its EDM department. These calibration standards and reference standards ensure that the tools, sensors, and systems that its customers or their service providers use to design, manufacture, test, and maintain their ability to produce reliable and repeatable results. WestPro’s calibration services are all certified to National Institute of Standards and Technology traceable standards.

WestPro’s services include:

•        Phased array ultrasonics, which is an advanced ultrasonic testing technique that uses multiple ultrasonic transducers (an array) to emit and receive sound waves at controlled angles and timings. This is used detect defects on parts with complex geometries due to the enhanced precision and accuracy resulting from the use of multiple ultrasonic transducers.

•        Conventional ultrasonics, which uses a single ultrasonic transducer to send high-frequency sound waves into a material and measure the reflected signals to detect internal defects or measure thickness.

•        Custom inspection systems, that is, specialized, often automated setups designed to meet unique inspection requirements for specific components, materials, or industries.

•        EDM/dimensioning, which is a manufacturing process that uses electrical sparks to erode material from a workpiece, creating precise shapes or features, often used for producing complex aerospace components. In the context of dimensioning, EDM can create highly accurate reference features or notches in test samples to simulate defects for calibration or validation of inspection systems.

•        Calibration standards, which consist of physical test pieces or instruments with precisely known properties (such as dimensions, electrical characteristics, or material properties) that are used by Tier 1, Tier 2 and Tier 3 suppliers to verify and adjust the accuracy of measurement or inspection equipment. Reference standards are test pieces and measurement protocols with known characteristics used to make sure inspections and measurements are accurate. They help ensure parts for Tier 1 (big primes like Boeing), Tier 2 (subsystem makers), and Tier 3 (component suppliers) in commercial, defense, or space meet strict quality and safety requirements.

Following our acquisition of WestPro, it will operate as a subsidiary of PAD. Mr. Bowder will be responsible for running WestPro’s business in accordance with his employment agreement with WestPro, subject to the ultimate oversight and authority of PAD.

Rompec Transaction

Description of Transaction

On September 30, 2024, PAD entered into a Merger Agreement (the “Original Agreement”) with Rompec Aerospace, Inc. (“Rompec”), Precision Aerospace Rompec Merger Sub, Inc., a wholly-owned subsidiary of PAD (“Merger Sub I”), Precision Aerospace Rompec Merger Sub II, Inc., a wholly-owned subsidiary of PAD (“Merger Sub II”), Mihai Ilioi, Rahela Ilioi, Valentin Ilioi, and Florin Ilioi (collectively, the “Rompec Sellers”), which was terminated by the Rompec Sellers on April 1, 2025. As of August 26, 2025, the parties entered into a letter agreement that reinstated and amended the Original Agreement (together with the Original Agreement, the “Rompec Agreement”).

Pursuant to the Rompec Agreement, Merger Sub I will merge with and into Rompec, with Rompec as the surviving company (the “Surviving Rompec Company”) and then the Surviving Rompec Company will merge with and into Merger Sub II, with Merger Sub II as the final surviving company (the “Final Rompec Surviving Company”). The merger consideration consists of a combination of cash and shares of New PAD Common Stock, as described below.

Consummation of the Rompec transaction is subject to the consummation of the Business Combination as well as customary closing conditions. In addition, PAD and the Rompec Sellers may terminate the Rompec Agreement by mutual consent at any time, and either may terminate the agreement if there is a material breach thereof by the other or if the transaction has not closed by December 31, 2025.

Consideration

The Rompec Agreement provides that at the closing of the Rompec acquisition (the “Rompec Closing”) we will pay the Rompec Sellers an aggregate of $6,798,000 (the “Rompec Purchase Price”), $5,098,500 of which will be paid in cash and $1,699,500 of which will be paid in shares of New PAD Common Stock valued at the closing price of the shares of New PAD Common Stock on Nasdaq on the last business day immediately prior to the Rompec Closing. The Rompec Purchase Price is subject to an adjustment based on the working capital of the Final Rompec Surviving Company at the Rompec Closing. If Rompec’s working capital at closing exceeds $100,000, PAD will make a cash payment to the Rompec Sellers for the excess amount. If working capital at closing is below $100,000, the Rompec Purchase Price will be reduced accordingly.

In addition, the Rompec Sellers are entitled to additional performance-based payments based on the Final Rompec Surviving Company’s future EBITDA performance as follows:

•        If the Surviving Rompec Company’s adjusted EBITDA (prior to the Rompec Closing) and the Final Rompec Surviving Company’s adjusted EBITDA (following the Rompec Closing) exceeds $804,212 for the calendar year ending December 31, 2025, the Rompec Sellers will receive a payment equal to the amount over such EBITDA threshold multiplied by 5.5, 25% of which will be paid in cash and 75% of which will be paid in shares of New PAD Common Stock.

•        The Rompec Sellers are entitled to receive similar performance-based payments for each of calendar years 2026 and 2027, in an amount equal to the increase in EBITDA compared to the prior year’s EBITDA (subject to the same 5.5 earnings multiplier), with payments made 25% in cash and 75% in shares of New PAD Common Stock.

Each year’s adjusted EBITDA must exceed the highest adjusted EBITDA achieved in any previous year for the Rompec Sellers to receive these additional payments.

Business and Post-Closing Operations

Rompec, established in 1999 and headquartered in Phoenix, is an FAA Repair Station and EASA.145.6428 certified provider of maintenance, repair, and overhaul services for aerospace components, specializing in gas-turbine engine and Auxiliary Power Unit parts. Rompec operates as a one-stop shop for the aviation industry, performing comprehensive end-to-end component inspection and repair in-house within a state-of-the-art, well-equipped, closely controlled facility.

Rompec offers a full range of in-house services, including precision machining (using industry-leading grinding machines, lathes, and mills), welding, cold gas-dynamic spray (robotic and manual systems with surface preparation and inspection), coatings (Mil-Spec, dry film lubricants, and chemical corrosion treatments in a dedicated paint shop), NDT (penetrant inspection/NDT), quality inspection, surface preparation (stripping, grit/sand blasting, hand-finishing), and ultrasonic cleaning. This in-house approach eliminates outside processes, reducing non-value added time.

Following the Rompec Closing, the Final Rompec Surviving Company will operate as a subsidiary of PAD. The Rompec Sellers will be responsible for operating the business in accordance with their employment agreements with the Final Rompec Surviving Company, subject to the ultimate oversight and authority of PAD.

The Rompec Agreement provides that we will close the Rompec acquisition within seven days following the assets of New PAD equaling or exceeding $90,000,000, as reflected on the then current audited or interim balance sheet of the New PAD.

Pro-Con Manufacturing Transaction

Description of Transaction

On June 5, 2024, PAD entered into a Merger Agreement (the “Original Pro-Con Agreement”) with J & T Investments, LLC, d/b/a Pro-Con Manufacturing (“Pro-Con”), Precision Aerospace Pro-Con Merger Sub Inc., a wholly-owned subsidiary of PAD (“Pro-Con Merger Sub”), and Christoper Hinkebein and Tiffiny Hinkebein (each such individual a “Pro-Con Seller” and, collectively, the “Pro-Con Sellers”), as amended pursuant to a letter agreement entered into by the parties on September 9, 2025 (together with the Original Agreement, the “Pro-Con Agreement”). Pursuant to the Pro-Con Agreement, Pro-Con Merger Sub will merge with and into Pro-Con, with Pro-Con as the surviving company (the “Surviving Pro-Con Company”).

Consideration

Pursuant to the Pro-Con Agreement, at the closing of the Pro-Con acquisition (the “Pro-Con Closing”) we will pay the Pro-Con Sellers an aggregate of $5,934,628.50 in cash and $3,259,360.50 in shares of New PAD Common Stock valued at the closing price on Nasdaq on the last business day immediately prior to the Pro-Con Closing.

In addition, the Pro-Con Sellers are entitled to additional performance-based payments based on the Surviving Pro-Con Company’s future EBITDA performance as follows:

•        If the Surviving Pro-Con Company’s adjusted EBITDA exceeds $1,150,222 for the calendar year ending December 31, 2025, the Pro-Con Sellers will receive a cash payment equal to 50% of the amount over such EBITDA threshold multiplied by 5.5, plus an equivalent amount in shares of New PAD Common Stock.

•        The Pro-Con Sellers are entitled to receive similar performance-based payments for each of calendar years 2026 and 2027, in an amount equal to the increase in EBITDA compared to the prior year’s EBITDA (subject to the same 5.5 earnings multiplier), with payments made 50% in cash and 50% in shares of New PAD Common Stock.

Each year’s adjusted EBITDA must exceed the highest adjusted EBITDA achieved in any previous year for the Pro-Con Sellers to receive these additional payments.

Business and Post-Closing Operations

Pro-Con is a precision component parts manufacturer with over 30 years of experience in providing high-quality machined parts, welding services, and component assembly. Pro-Con specializes in production precision machined components, emphasizing partnerships with clients, on-time delivery at fair pricing, unwavering quality, and American-made production with pride.

Pro-Con offers a wide range of advanced manufacturing services, including CNC turning, milling, welding, assembly, and parts manufacturing, with expertise in machining hard metals, plastics, aluminum, and specialized materials. Pro-Con uses in-house capabilities for greater efficiency and cost savings, optimizing production through a digital enterprise planning system for consistency, reliability, traceability, and clear supply chain communication, while supporting transitions to domestic production using automation.

Following the Pro-Con Closing, the Surviving Pro-Con Company will operate as a subsidiary of PAD. Christoper Hinkebein will be responsible for operating the business in accordance with his employment agreement with the Pro-Con to be entered into prior to the Pro-Con Closing, subject to the ultimate oversight and authority of PAD.

The Pro-Con Agreement provides that we will close the Pro-Con acquisition by December 31, 2025.

Consummation of the Pro-Con acquisition is subject to the consummation of the Business Combination as well as customary closing conditions. In addition, PAD and the Pro-Con Sellers may terminate the Pro-Con Agreement by mutual consent at any time, and either may terminate the agreement if there is a material breach thereof by the other or if the transaction has not closed by December 8, 2025. As a result, either party may terminate the Pro-Con Agreement at any time.

Diagnostic Solutions International, LLC

On September 3, 2025, we entered into a non-binding letter of intent to acquire all of the equity interest in Diagnostic Solutions International, LLC (“DSI”), a provider of Honeywell Health and Usage Monitoring System equipment for helicopters and aircrafts and related vibration and balancing test services, headquartered in Wilmington, North Carolina. Note that as we have not entered into a definitive agreement with DSI, DSI’s financial information is not included in the unaudited pro forma condensed combined financial information presented elsewhere in this proxy statement/prospectus.

Compliance and Management Costs

Operating within the A&D industry, PAD is subject to government regulations. Compliance involves adhering to federal, state, and local environmental laws, as well as regulations enforced by the FAA and ITAR. Compliance with these laws and regulations requires ongoing capital and operating expenditures, potentially impacting our financial and competitive position.

Key regulations affecting the A&D industry include those related to FAA Regulations covering airworthiness standards and procedures for maintenance, ITAR, EAR Regulations, National Aerospace and Defense Contractors Accreditation Program (“NADCAP”), Quality Management and Military Standards. For example, NADCAP is a global industry-managed program enforcing standards for processes like NDT, welding, and heat treating. Compliance is often required by OEMs and government contracts, ensuring consistent quality across the supply chain. AS9100 quality management system standards are specific to aerospace, recognized globally. It’s often mandated by government contracts and primes, requiring companies to maintain rigorous quality controls, documentation, and traceability in manufacturing and testing (e.g., using reference standards for calibration).

PAD and its subsidiaries maintain management practices to ensure compliance with applicable regulations. This includes routine inspections and assessments. The costs associated with maintaining compliance with applicable regulations are generally in the range of 1-3% of annual revenue and we do not expect this to materially change going forward, subject to regulatory changes. While compliance with applicable regulations require investment in resources and time, they generally do not significantly impact our business operations.

Our Industry

The A&D industry encompasses a wide range of companies that develop spacecraft, military and commercial aircraft, tanks, missiles, and other weapon-related equipment. The industry also includes service providers who support these manufacturing activities across a multi-tiered supply chain. Due to this wide range of activity and the broad range of services and products required, the A&D sector is fragmented across various supply networks, providing essential equipment, materials, and services needed to produce end products. Some key themes that have resulted across the A&D industry are as follows:

•        Supply Chain Complexity: resulting in long lead times, production delays, and increased pricing;

•        Highly Fragmented Market Primed for Consolidation: due to the fragmented nature of A&D supply chains for military and commercial players, we believe that this presents substantial consolidation and growth opportunities;

•        High Barriers to Entry: due to the arduous industry requirements for necessary qualifications and certifications;

•        Wave of Retirement: looming as aging Baby Boomers leave the workforce, seeking succession and exit strategies;

•        Robust Spending: from commercial and defense sectors to meet consumer demand and accelerate technological innovation; and

•        Economic Resilience: the defense portion of the business has grown to be largely insulated from general trends of the economic cycle as defense spending continues to surge. Furthermore, strong demand for new passenger aircraft continues to outpace production capacity.

A&D Landscape

The A&D industry are fragmented across various supply networks of different tiers, each providing key parts, systems, and materials needed to create the final products for U.S. and global defense organizations, as well as prime contractors and OEMs such as Boeing, Lockheed Martin, General Dynamics, Raytheon, and Airbus. The final product could be anything from commercial aircraft and military planes to missiles or spacecraft. The supply chain of even a single A&D product is highly complex and, therefore, the supply chain is categorized based on the suppliers/solution providers distance to the OEM at the top of the chain. The supply chain network is structured into three tiers: Tier 1, Tier 2, and Tier 3. The average OEM relies on roughly 200 first-tier suppliers. The second and third tiers include more than 12,000 companies.

Tier 1 companies are those that manufacture major systems of critical finished products such as engines, control systems, braking systems, flight decks and landing gear, and components thereof that they provide directly to the OEMs.

Tier 2 companies are those that are responsible for the manufacture of components or subsystem assemblies used by Tier 1 companies. These companies are typically much smaller and less technically equipped than Tier 1 companies. They are responsible for keeping the supply chain moving from Tier 3 through their operations and ultimately to the Tier 1 manufacturers. Tier 2 companies provide components ranging from airfoils and tires to missile nose cones and airframe structures to transmissions and flight controls.

Tier 3 companies are specialized parts manufacturers that ship their products directly to Tier 2 suppliers for the creation of their critical parts and subassembly systems. Some examples of products that Tier 3 component manufacturers supply include hydraulic fittings, hoses, instrumentation fittings and tubing, high strength fasteners and pins.

PAD’s operations are based in all three tiers of the supply chain, shipping its products and providing services to OEMs and other Tier 1 and 2 suppliers for the manufacturing of critical parts, components, systems and subassembly systems. PAD specializes in niche precision manufacturing, engineering, and NDT services.

To give us an advantage in the fragmentated A&D industry, as discussed above, PAD continues to identify, acquire and integrate companies that complement our current manufacturing, engineering and NDT businesses. We believe that our strategic focus on becoming a comprehensive, one-stop-shop supplier for OEMs and the DoD through targeted acquisitions, expanded service offerings, and strengthened customer relationships is a competitive advantage in the fragmented A&D industry. We believe that by acquiring businesses with synergistic capabilities, we enhance our technological expertise, operational efficiencies, and market reach, enabling us to deliver integrated, end-to-end solutions — from design and manufacturing to testing and aftermarket support — that reduce supply chain complexity and provide greater value to our customers.

Simultaneously, we believe that we will continue to broaden our customer base by entering new markets through acquisitions while deepening existing relationships through our custom tailored manufacturing, engineering and testing solutions and reliable performance. We believe that our ability to execute, underpinned by our commitment to quality, customer satisfaction and efficient turnaround times positions us as a trusted partner capable of meeting the diverse and evolving needs of our clients, and to drive sustainable growth and long-term success.

Our Market Opportunity

We believe that PAD has positioned itself to capitalize on the growth opportunities that lie within the fragmented A&D industry supported by strong underlying fundamentals and their long-term positive outlooks, as follows:

•        The outlook for the global defense sector remains robust, with defense expenditures in the United States surpassing $997 billion in 2024, and a DoD budget exceeding $850M billion for the fiscal year ending September 30, 2025;

•        DoD continues to grow with bipartisan backing, supported by increased demand and budgetary spending resulting from ongoing geopolitical tensions. The proposed 2026 national defense budget is targeted to be $1.01 trillion, when combined with a $113.3 billion reconciliation bill;

•        The complexities and costs of new product introductions resulting in the continual expansion of airframe utilization lifespans, increasing demand for after-market servicing, and enlarging the addressable market opportunities for Tier 2 and Tier 3 suppliers;

•        Robust developments within space, unmanned aerial vehicles, and drone technologies serve as attractive opportunities for traditional A&D suppliers to diversify end-market and customer exposure;

•        A&D companies are seeing continued fragility and disruptions in the supply chain, resulting in production delays, delivery delays and increased pricing for raw materials and components;

•        Workforce challenges due to changing employee expectations since the pandemic, accompanied by a looming wave of retirement as aging baby boomers leave the workforce seeking succession and exit strategies;

•        Significant increase in commercial aviation orders and deliveries for both Boeing and Airbus in the last few years, resulting in surging demand for Tier 2 and Tier 3 outsourced production including vastly increasing maintenance and replacement needs that feed each of PAD’s business divisions; and

•        Key merger and acquisition (“M&A”) trends that include acquisitions by commercial suppliers to diversify their end-markets, acquisitions of lower-tiered companies to strengthen and stabilize commercial suppliers’ supply base, and consolidation in the fragmented aerospace market.

These opportunities do not come without challenges. While strong demand and positive market outlooks are encouraging, our business is subject to challenges including supply chain fragmentation, talent shortages, regulations and an increasingly splintered geographic environment. PAD’s unsystematic risks are related to management’s ability to execute on its growth strategy, as discussed above, which includes the ability to source and acquire strategic acquisitions, risks associated with competing in the bidding process for U.S. government contracts, and PAD’s ability to continuously grow its operations and productivity. Please see “Risk Factors” for a discussion of these risks.

Growth Strategy

PAD has achieved steady growth through acquisitions as well as organic initiatives.

In addition, to capitalize on the opportunities discussed above under “— Our Market Opportunities,” PAD is pursuing acquisitions of specialized Tier 1, 2 and 3 providers in the A&D sectors. By integrating these acquisitions into our existing framework, we aim to add depth to our current areas of expertise while expanding our servicing and technological capabilities to deliver more comprehensive, end-to-end solutions across the A&D supply chain.

Finally, PAD intends to continue to organically increase its market share and increase profitability by enhancing operational efficiencies through streamlined production processes, investing in advanced manufacturing technologies, and strengthening customer relationships through tailored service offerings and proactive engagement.

Our specific growth initiatives include:

Precision Machining Focused M&A

•        Pursue additional strategic acquisitions to build out niche precision machining capabilities.

•        Identify, acquire and integrate companies that complement our current machining businesses, allowing us to expand our capabilities and further diversify our customer base and serviceable programs.

•        Target companies with additional certifications and customer approvals.

Non-Destructive Testing Service Buildout

•        Integrating AI, machine learning and digital radiography technologies to enhance detection of defects, increase volume of inspections, and minimize downtime.

•        Develop a radiography testing department, which is the largest proportion of the NDT market. We believe that developing a radiography department could significantly drive growth by tapping into the largest segment of the NDT market.

•        Explore European market entry opportunities to capitalize on heightened NDT demand due to aging aircrafts fleets globally.

•        Broaden NDT applications to support Unmanned Aerial Vehicles (“UAVs”), also known as drones, advanced materials UAVs, spacecraft, and systems of air transportation within cities. This expansion will require us to develop or acquire additional capabilities, including specialized testing for lightweight composites and 3D-printed parts.

Preserving Specialized Knowledge

In an industry where technological advancements and evolving regulations continually reshape the landscape, retaining and developing top talent is paramount. This is especially critical given the gradual disappearance of seasoned tradesmen with expertise in legacy systems. As a result, we continue to implement a comprehensive talent development and retention strategy to address this challenge and drive growth.

We offer competitive retention incentives, such as performance-based bonuses, equity based incentives and career progression pathways, to retain skilled employees. By building a versatile, highly skilled workforce, we aim to enhance our capacity to deliver comprehensive solutions, capture larger contracts from OEMs and the DoD, and expand new sectors of the A&D industry as discussed above.

Government Contracting

We continue to leverage key relationships and government contracting bidding experience to win larger contracts and bid on new programs to expand defense work among all PAD divisions. Our leadership team and advisory board are comprised of seasoned professionals with extensive experience supporting government contracts who provide deep insights into DoD procurement processes and requirements. In addition, PAD’s subsidiaries have long-standing connections with prime contractors and government, cultivated through years of successful project execution and compliance with standards like ITAR and AS9100. We believe that by leveraging this expertise and network, PAD strategically positions itself to secure high-value contracts and to pursue emerging programs in unmanned systems and hypersonic technologies. We believe that our experience and relationships enhance our ability to navigate complex bidding processes, align offerings with DoD priorities, and expand our footprint across A&D NDT services, driving growth across all divisions.

Organic Growth

•        Implement operational practices and procedures that will enhance margins and improve productivity, including:

•        Lean Manufacturing Implementation:    Adopting lean principles to streamline production processes, reduce waste, and optimize resource utilization.

•        Advanced Data Analytics and Predictive Maintenance:    Leveraging data analytics to monitor equipment performance and predict maintenance needs before failures occur.

•        Automation and Robotics Integration:    Investing in automation technologies, such as robotic assembly lines and automated quality control systems, to increase production speed and consistency. Automation reduces labor costs, minimizes human error, and allows for scalable operations, leading to higher productivity and improved profit margins.

•        Employee Training and Cross-Functional Teams:    Developing a comprehensive training program to upskill employees on modern aerospace technologies and processes. Fostering cross-functional teams to encourage collaboration between engineering, manufacturing, and quality assurance departments.

•        Supply Chain Optimization:    Implementing a robust supply chain management system to improve supplier collaboration, reduce lead times, and negotiate better terms.

Related and Emerging Technologies and End-Markets

•        We continue to expand and diversify into adjacent markets within our industry, such as space, unmanned aerial vehicles and hypersonic technology. We are actively bidding on government contracts focusing on production of advanced technologies, using our established capabilities in precision engineering, advanced materials, and systems integration.

•        To stay at the forefront of technological innovation, we are actively pursuing opportunities across our current subsidiaries or through acquisitions to adopt telemetry solutions, which are systems that automatically collect and transmit data from remote sources to a central location for analysis, monitoring and decision-making for use in real-time monitoring, security threat detection, and data-driven improvements, including sensor technologies, communication systems and data processing software, and advanced manufacturing processes, such as 3D printing, automation and robotics.

Our Competitive Advantage

Favorable Industry Dynamics

We believe that demand for aircraft and A&D related servicing is strong due to (i) increasing military and related conflicts and escalating global tensions renewing a focus on defense spending and demand for innovation, (ii) surging commercial passenger demand causing extensive backlogs for the delivery of new commercial aircraft, and (iii) the emerging space sector presenting additional demand due to heightened demand for goods and services, overlapping technologies and diversification potential.

Resilient Services Mix with Growth Opportunities

We provide a diverse set of servicing capabilities ranging across the fragmented A&D sectors with our three principal divisions. Across these divisions, we maintain a flexible contract profile, ranging from large long-term agreements with defense and commercial customers to niche shorter term requests for quote to direct purchase orders. We believe that this mix of both short-, medium- and long-term revenue streams and cash conversion cycles will continue to generate consistent cash flow, minimizing volatility and enabling us to plan our growth.

Attractive Market Position

Due to the limited financial and operational capabilities of small, independent suppliers and manufacturers, we believe that as we consolidate and grow, our ability to serve as the single source for our customers’ needs will improve, including for larger contracts, thereby simplifying the process for our customers and driving additional growth. Additionally, we believe that as a national stock exchange-listed company, we will be able to grow our business more quickly as a result of greater access to capital for organic growth as well as the ability to use our stock as consideration for acquisitions. We believe that greater scale will increase our contract bidding power and negotiating strength with both commercial and defense customers. We also believe that following the closing of the pending acquisitions, our increased scale will create a broader base for cost absorption, allow us to consolidate duplicative functions to maximize cost efficiencies, and facilitate more informed decision making and better financial management through access to greater resources, data, and expertise, including a result of the acquisitions allowing for centralized oversight hubs scaling the deployment of tools and resources, shared best practices to improve internal controls, increased bargaining power with suppliers and access to specialized expertise via cross-functional teams.

Competitive Market Position

Competition for defense and commercial contracts is based primarily on service, quality, timing, pricing, and financial strength. We believe that our ability to provide high-quality labor, in-house labor management and a broad menu of services, along with our ability to maintain minimal lead times, are critical to our ability to obtain and retain customers.

Organizational Structure

We will continue to operate on a decentralized basis with an emphasis on regional and local market execution supported by corporate coordination. Local management will continue to operate and leverage relationships with customers and suppliers. Certain administrative functions may be centralized on a national basis following the consummation of the Business Combination, including but not limited to accounting support functions, corporate strategy and acquisitions, human resources, information technology, insurance, marketing, safety, systems support and transactional processing.

Our Clients

The Company maintains a diverse and significant client base, comprising approximately 30 significant clients, that includes divisions of the United States Armed Forces, prime military contractors, and commercial aerospace companies. Despite this diverse client base, we are dependent on several of our larger clients, as discussed further below.

A major portion of Maney’s revenue is dependent on DLA Aviation, which accounted for 43.10% and 63.81%, respectively, of Maney’s, and 6.6% and 22.4%, respectively, of the Company’s, revenue during the nine months ended September 30, 2025 and the year ended December 31, 2024. Other significant clients include Hamilton Sundstrand (a division of Collins Aerospace), Lockheed Martin Aeronautics, and the Defense Supply Center Philadelphia.

V&M Precision’s revenue is heavily dependent on Boeing, which accounted for 76.7% and 94.8%, respectively, of V&M Precision’s, and 11.8% and 26.4%, respectively, of the Company’s, revenue during the nine months ended September 30, 2025 and the year ended December 31, 2024, highlighting the importance of longstanding relationships with major aerospace manufacturers.

Aerofab NDT maintains a more diversified client base, with no single customer generally exceeding approximately 15% of its total revenue.

Aerodyn’s largest clients are General Electric (GE), Rolls Royce and Blue Origin, which were responsible for 29.0%, 7.9% and 6.3%respectively, of its revenues during the year ended December 31, 2024.

WestPro’s largest clients are Western Pneumatic Tube Company and SpaceX, which were responsible for 25.8%% and 11.4%%, respectively, of its revenues during the year ended December 31, 2024.

Material Contracts

A material portion of our revenue is derived from government-related contracts and long-term license and/or service agreements with OEMs. During the nine months ended September 30, 2025 and the year ended December 31, 2024, 6.8% and 32.0%, respectively, of our revenue was derived from our government-related contracts and 30.0% and 26.2%, respectively, of our revenue was due to our license and/or service agreements with OEMs.

Our contracts with the U.S. government or divisions thereof are subject to U.S. government contracting rules and regulations and therefore are subject to the business risks specific to the A&D industry, including the government’s ability to unilaterally: (i) suspend us from receiving new contracts; (ii) terminate existing contracts at its convenience and without significant notice; (iii) reduce the value of existing contracts; (iv) audit our contract-related costs and fees, including allocated indirect costs; and (v) revoke required security clearances. Further, violations of government procurement laws could result in civil or criminal penalties.

For larger OEM clients, Aerodyn has long-standing relationships designed to streamline purchase order management and ensure sufficient capacity to meet their needs as clients. Aerodyn and Caterpillar, which manufactures construction and mining equipment, off-highway diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives, entered into a Master Engineering Services Agreement in 2010 in connection with Aerodyn’s development and construction of a specialized testing facility in Whitestown, Indiana. This facility is designed to cater to Caterpillar’s need for customized testing of heavy-equipment engines, which are not fully met internally or through Caterpillar’s existing suppliers. Aerodyn continues to be Caterpillar’s testing services provider pursuant to the Master Services Agreement, a relationship now spanning well over a decade. Additionally, GE has been an Aerodyn customer since 2002, and Aerodyn currently provides design, fabrication, instrumentation and testing services for three separate segments of GE across 12 different facilities. Each of Caterpillar and GE represent a significant percentage of Aerodyn’s annual revenues.

Intellectual Property

We do not have any patents, trade secrets, trademarks, or copyrights or other intellectual property in connection with the conduct of our business, although Aerodyn has applied to trademark its logo.

Employees

As of December 12, 2025, PAD and had two full-time employees and two part-time consultants and our subsidiaries had 120 full-time employees and four independent contractors, for a total of 122 full-time employees, four independent contractors, and two part-time consultants. As of December 12, 2025, WestPro had 19 full-time employees. PAD and its subsidiaries believe that our relationship with our employees is good.

Properties and Facilities

We maintain our executive office in Overland Park, Kansas. Maney leases a 15,542 square foot facility in Ontario, California at a rate of $23,313 per month pursuant to a lease expiring on April 30, 2033, at which it performs its assembly, testing and component machining and overhaul services. V&M leases a 30,000 square foot manufacturing facility in Brea, California at a rate of $15,000 per month pursuant to a lease that expires on April 30, 2027. This facility is equipped with state-of-the-art machining capabilities and a fully equipped inspection department to meet complex aerospace requirements. Aerofab leases a 15,880 square foot manufacturing facility in Kent, Washington pursuant to a lease expiring on September 30, 2031, for $17,105 per month (with yearly increases as of July 1st each year), at which it conducts its fabrication, design and testing services. Aerodyn leases a 45,894 square foot service facility in Indianapolis, Indiana at a rate of $23,773 per month pursuant to a lease that expires on December 31, 2039, and a 24,000 square foot testing facility in Whitestown, Indiana at a rate of $11,220 per month pursuant to a lease that expires on February 28, 2037.

Legal Proceedings

We are not a party to any legal proceeding that we believe is likely to have a material adverse effect on our consolidated financial position or results of operations. From time to time, however, we may be subject to legal proceedings and claims in the ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial resources and diversion of management efforts.

PAD Recent Sales of Unregistered Securities

During the past three years, PAD issued securities that were not registered under the Securities Act as set forth below. The offers, sales and issuances of the securities described below were exempt from registration under (i) Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder in that the transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2), (ii) Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States, or (iii) Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans or contracts relating to compensation.

Aerospace Opportunity Partners, LP (“AOP”) received 8,381,250 PAD Shares on November 3, 2023, upon the conversion of AOP’s membership interests of PAG LLC to PAD Shares in connection with PAD’s conversion from an LLC to a corporation. AOP initially received its membership interests in PAG LLC upon PAG’s acquisition of AOP.

Melinda Gerard Hornock, General Manager of Maney, received 558,750 PAD Shares on November 3, 2023, upon the conversion of her membership interests of PAG LLC to PAD Shares in connection with PAD’s conversion from an LLC to a corporation. Ms. Hornock originally received membership interests in PAG LLC in 2023 as compensation for services rendered.

PAD issued to Doug Melvin, the General Manager of Aerofab, 375,000 PAD Shares in December 2023 in connection with PAD’s acquisition of NDT Northwest, LLC and its majority owned subsidiary (80%), Aerofab, in December 2023.

PAD issued to Maynard Hellman 527,000 PAD Shares in 2023 as compensation for his service as a member of the PAD Board and for fees in connection with PAD’s acquisition of NDT Northwest and Aerofab.

PAD issued to employees and principals of a consultant an aggregate of 1,578,000 PAD Shares in 2023 as compensation for services rendered and for fees in connection with PAD’s acquisition of NDT Northwest and Aerofab.

From September 2023 through December 2023, PAD sold in a private placement and issued to accredited investors 64,000 shares of PAD Series A Preferred Stock at a purchase price of $5.00 per share.

An affiliate of TAP owned 40% of NDT Northwest LLC (the entity that owned 80% of Aerofab prior to PAD acquiring NDT Northwest on December 31, 2023) and PAD issued such affiliate’s designees 105,000 PAD Shares when PAD acquired NDT Northwest. In addition, the TAP affiliate, in lieu of accepting an additional 20,000 PAD Shares as part of the consideration paid for the NDT Northwest acquisition, instructed PAD to issue such shares to Maynard Hellman for the legal services that Mr. Hellman provided to the TAP affiliate.

From January 2024 to November 2024, PAD issued 115,250 PAD Shares to Jon Engman as compensation for his service as PAD’s Chief Operating Officer and Acting Chief Financial Officer.

From January 2024 through March 2024, PAD sold 203,000 shares of PAD Series A Preferred Stock to accredited investors at a purchase price of $5.00 per share.

From April 2024 through May 2024, PAD sold 133,000 shares of PAD Series A Preferred Stock to accredited investors at a purchase price of $5.00 per share.

From May through June 2024, PAD issued an aggregate of 23,050 PAD Shares to an employee.

PAD sold 293,000 shares of PAD Series B Preferred Stock to 18 accredited investors at a price of $5.00 per share from July 31, 2024 to December 26, 2024.

From September 2024 to December 2024, PAD issued 800,000 PAD Shares to Ronald Buschur as compensation for his service as PAD’s Acting Chief Executive Officer.

PAD sold 550,000 shares of PAD Series C Preferred Stock to accredited investors at a price of $5.00 per share from January 1, 2025 to October 15, 2025.

PAD sold 486,000 shares of PAD Series D Preferred Stock to accredited investors at a price of $5.00 per share from July 9, 2025 to December 29, 2025.

On October 1, 2025, PAD issued (i) 7,143 PAD Shares to Brent Borden, its Chief Executive Officer, and (ii) 50,000 PAD Shares to Joseph Thiewes, its Chief Financial Officer, in respect of their services provided during calendar year 2025.

On November 11, 2025, PAD issued (i) 292,857 PAD Shares to Mr. Borden, (ii) 90,000 PAD Shares to Mr. Thiewes, (iii) 105,000 PAD shares to Mr. Buschur, a member of the Board, (iv) 75,000 PAD shares to Mr. Hellman, a member of the Board, and (v) 20,000 PAD Shares to Larry Thompson, a member of the Board, in respect of their services provided during calendar year 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF PAD

The following discussion and analysis of PAD’s financial condition and results of operations of Precision Aerospace & Defense Group, Inc. (for purposes of this section, “PAD,” “we,” “us” and “our”) should be read in conjunction with the unaudited condensed consolidated financial statements of PAD as of and for the nine months ended September 30, 2025 and the audited financial statements of PAD as of and for the years December 31, 2024 and December 31, 2023, and the notes thereto, contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

In this discussion, intercompany balances and transactions between consolidated entities are eliminated.

Business Overview

PAD was founded to be a cohesive family of A&D parts manufacturers and service providers striving to continuously perfect and expand its capabilities and offer our clients a comprehensive and robust suite of service offerings. Our mission is to strategically target, unite and build multidisciplinary businesses that supply the major OEM companies. Through accretive acquisitions, organic growth and operating synergies, we seek to create an industry-leading supplier, offering a robust suite of service offerings with unsurpassed quality, customer service and lead times.

Through its subsidiaries, PAD is engaged in contract production of aircraft parts, equipment and sub-assemblies (a series of parts fitted together to form a complex structure), engineering (design, development, and maintenance of aircraft, and other related systems), specialized machining and manufacturing, and Non-Destructive Testing (a set of testing and analysis processes that evaluate the quality and structural integrity of a manufactured product) primarily across the A&D industry but also in the space, power generation, automotive, marine, and industrial sectors. Our customers include aerospace OEMs, federal defense contractors, major airlines, space pioneers and well-established commercial suppliers.

Our Services

Maney Aircraft Inc.

Maney supports out-of-production aircraft and government contracts under license agreements with system and subsystem OEMs. Maney holds confidential licensing agreements with Boeing that enable Maney to sell OEM equipment directly to the government. Maney also specializes in the design, manufacturing and testing of ground support equipment. Maney is licensed to provide all parts and support, including modifications, avionics upgrades, electrical wiring replacement, component overhaul, training, and technical assistance for various aircraft.

V&M Precision Machining and Grinding

V&M specializes in the precision machining and grinding of large, complex structural components for the A&D industry. Its facility is equipped with multi-axis CNC milling and turning centers, precision grinding machines, and quality assurance systems that ensure compliance with stringent aerospace standards, including AS9100 certification for quality management.

V&M primarily produces landing gear components, engine mounts, and related structural assemblies primarily from titanium alloys, high-strength steels, and nickel-based superalloys. V&M currently supplies components used on both commercial wide-body aircraft and U.S. military fixed-wing and rotary-wing platforms.

Aerofab NDT, LLC

Aerofab specializes in made-to-order parts manufacturing, sourcing alternative solutions for obsolete NDT ultrasonic transducers and eddy current probes, and providing EDM services for developing NDT standards tailored to customer aircraft. EDM is a non-conventional machining technique based on the use of electrical discharges to shape metal parts. In the aerospace industry, EDM is used to manufacture a wide range of critical components due to its ability to handle difficult materials, produce complex shapes and achieve extremely tight tolerances.

Aerodyn Engineering LLC

Aerodyn is an engineering-intensive organization providing complete, turnkey solutions for product development projects in the A&D, locomotive, power generation, and space industries. As a single-source provider, Aerodyn delivers innovative, high-quality services from initial design through manufacturing, instrumentation, assembly, testing, and on-site support, emphasizing responsiveness, versatility, and close collaboration to exceed customer expectations and ensure on-time, on-budget execution.

Aerodyn’s core capabilities encompass engineering services including: project management, design, analysis, and flight test support; precision manufacturing with CNC turning and milling, EDM, welding, grinding, and fabrication of components from specialized materials such as nickel and cobalt alloys, titanium, stainless steels, and aluminum; instrumentation design, sensor fabrication, and installation for harsh environments; in-house testing in state-of-the-art facilities with certified engineers; and specialized offerings like high-speed slip rings for data transfer in rotating machinery, rig support for mechanical and aerothermal tests, and field services for data acquisition and reporting at remote sites. Serving leading OEMs and government programs, Aerodyn focuses on prototypes, low-volume production, and hardware for applications including airframe components, engine test rigs, turbocharger testing, pressure vessels, and rocket boosters, supported by a quality management system committed to continuous improvement.

Growth Strategy

PAD has achieved steady growth through acquisitions as well as organic initiatives. In addition, to capitalize on the opportunities discussed in the section of this proxy statement/prospectus entitled “Information About PAD — Our Market Opportunity,” PAD is pursuing acquisitions of specialized Tier 1, 2 and 3 providers in the A&D sectors. By integrating these acquisitions into our existing framework, we aim to add depth to our current areas of expertise while expanding our servicing and technological capabilities to deliver more comprehensive, end-to-end solutions across the A&D supply chain.

Finally, PAD intends to continue to organically increase its market share and increase profitability by enhancing operational efficiencies through streamlined production processes, investing in advanced manufacturing technologies, and strengthening customer relationships through tailored service offerings and proactive engagement.

Key Factors Impacting Our Performance

A portion of our revenue is derived from contracts and subcontracts with the DoD and other federal agencies, which exposes us to risks common in the A&D industry, including changes in government spending levels, shifts in national defense priorities, delays in funding or program approvals, and the potential termination, modification, or non-renewal of awarded contracts. As seen with many publicly traded aerospace and defense companies, material reductions in U.S. military budgets or reallocation of appropriations could adversely affect our future revenue, profitability, and cash flows.

Our financial performance is influenced by U.S. defense budgets, which are subject to congressional appropriations, geopolitical developments, and national security priorities. Reductions in funding, program cancellations, or shifts toward non-defense spending could materially impact our revenue and profitability. Competitive bidding processes and stringent regulatory requirements, such as compliance with the Federal Acquisition Regulation, further complicate securing and maintaining these contracts.

To address these risks, we diversify our contract portfolio across multiple DoD programs and invest in research and development to meet evolving military demands, such as next-generation unmanned systems. Supply chain disruptions, including raw material shortages driven by global demand, can increase costs and delay deliveries, potentially affecting contract performance. Changes in procurement policies, like those emphasizing domestic sourcing, may create opportunities but also introduce uncertainty. By closely monitoring legislative trends and aligning with strategic defense priorities, we aim to mitigate the impact of our dependence on U.S. military contracts.

Key Components of Results of Operations

We collect and analyze operating and financial data to evaluate the health of our business, allocate our resources, and assess our performance. We believe that the following metrics and measures, which are discussed in additional detail in our Results of Operations discussion, are useful to facilitate period-to-period comparisons of our business and to facilitate comparisons of our performance to that of similar companies.

Revenue

Revenue consists of the revenues generated from the sale of our operating subsidiaries’ products and services, minus any discounts and allowances and after eliminating intercompany transactions.

Cost of Revenue

Cost of revenue consists primarily of the costs directly related to our operating subsidiaries’ delivery of their products and services, primarily the purchase of the materials such as aluminum, stainless steel, titanium, exotic alloys, and synthetics used in their precision machining and manufacturing of aerospace components, related overhead, including handling, purchasing, inspection and other inventory related costs, and equipment depreciation for our CNC turning and milling centers, material variance reflecting fluctuations in raw material costs and scrap rates due to the high-precision requirements of aerospace parts, direct labor costs including wages for skilled machinists, experienced technicians, and engineers involved in manufacturing, assembly of parts and systems and engineering, related overhead for employee benefits, training, and quality assurance processes, and labor variance arising from differences in actual versus planned labor hours due to production complexities or inefficiencies, costs for outside services encompassing specialized processes like non-destructive testing, hydraulic solutions, and subcontracted component overhauls that we cannot do in-house, and license payments for proprietary agreements with OEMs for the production and support of out-of-production aircraft parts and systems.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses consist of expenses that are not directly related to delivering our product and service offerings, and consist primarily of employee-related expenses including wages, insurance and benefits and payroll taxes, consulting fees primarily related to M&A activity, legal and accounting expenses, equipment lease and rent payments, stock compensation expense, maintenance expenses related to equipment, machinery and/or the facility, and travel expenses.

Results of Operations

Recent Events Impacting Our Results of Operations

The Company completed its acquisition of Aerofab on December 30, 2023. This acquisition expanded the Company’s capabilities in NDT services but did not materially affect our revenues or operating expenses for the year ended December 31, 2023, as the acquisition occurred late in the fiscal year and integration activities were minimal within the reporting period. On November 22, 2024, a portion of the Company’s ownership interest in Aerofab was unwound, resulting in the Company owning a minority stake in Aerofab until the majority interest was re-acquired on April 30, 2025. The primary reason the unwinding of our majority interest in Aerofab was a restructuring of the ownership and governance framework applicable to that subsidiary. As discussed further below, this acquisition, and related M&A activity, did, however, cause significant increases in certain components of our revenue and selling, general, and administrative expenses, which expenses remained elevated (though did not significantly increase) during the three and nine month periods ended September 30, 2025. For the nine month period ending September 30, 2025, the acquisition of Aerofab contributed $2,390,689 and $564,165 to revenue and selling, general, and administrative expenses, respectfully. Please see the section entitled “Information About PAD — Our Products and Services — Aerofab NDT, LLC” for details regarding the Aerofab acquisition.

The Company completed its acquisition of Aerodyn on December 23, 2024. This acquisition expanded the Company’s capabilities in engineering services but did not materially affect our revenues or operating expenses for the year ended December 31, 2024, as the acquisition occurred late in the fiscal year and integration activities were minimal within the reporting period. As discussed further below, this acquisition, and related merger and acquisition activity, did, however, cause significant increases in certain components of our selling, general, and administrative expenses, in particular, legal and accounting expenses and consulting expenses, during the year ended December 31, 2024, which expenses remained elevated (though did not significantly increase) during the three and nine month periods ended September 30, 2025. Please see “Information About PAD — Our Products and Services — Aerodyn Engineering LLC” for details regarding the Aerodyn acquisition.

The Company continues to actively pursue growth through strategic acquisitions. As such, we expect legal and accounting expenses and consulting fees to remain at current elevated levels or, depending on the level of such activity, increase, for the foreseeable future. Acquisitions could also have a material favorable impact on net sales and revenues through expanded service offerings and market reach, but may also lead to unfavorable impacts on income from continuing operations due to ongoing integration costs, potential synergies not being realized as anticipated, or disruptions in operations. Further, uncertainties related to regulatory approvals and market conditions for future acquisitions could delay or increase the costs of such transactions, potentially affecting the relationship between costs and revenues.

Results of operations for the three months ended September 30, 2025, compared to the three months ended September 30, 2024

The following table summarizes PAD’s consolidated results of operations for the three month periods ended September 30, 2025 and 2024:

	Three Months Ended September 30,
	2025	2024	$ Change	% Change
Revenue	$9,114,820	3,721,887	5,392,933	144.9%
Cost of revenue	5,230,747	2,630,624	2,600,123	98.8%
Gross profit	3,884,073	1,091,263	2,792,810	255.9%
Selling, general & administrative expenses	2,906,721	1,810,272	1,096,449	60.6%
Operating income (loss)	977,352	(719,009)	1,696,361	NM
Other expenses	426,928	383,134	43,794	11.4%
Income tax expense	77,101	89,411	(12,310)	(13.8)%
Net income (loss)	$473,323	(1,191,554)	1,664,877	NM

____________

“NM” = not meaningful

Revenue

Revenue increased $5.4 million, or 144.9%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024, almost entirely as a result of our acquisition of Aerodyn on December 23, 2024. Aerodyn generated revenue of $5.3 million during the three months ended September 30, 2025, accounting for 98.1% of the increase in revenue for the 2025 period. In addition, revenue from Aerofab increased $436,581, or 35.5%, and revenue from Maney increased $359,962, or 34.6%, for the three months ended September 30, 2025 compared to the same period last year. Revenue at Aerofab increased to $1.7 million during the three months ended September 30, 2025 from $1.2 million for the three months ended September 30, 2024, primarily as a result of increased production capacity and higher shipment volume following the relocation to a larger facility in the second half of 2024, which allowed Aerofab to accept new customer programs and improve on-time delivery performance on aerospace components and reference standards. Revenue at Maney increased to $1.4 million during the three months ended September 30, 2025 from $1.0 million for the three months ended September 30, 2024, primarily as a result of higher shipment volume driven by a growing firm backlog and improved production throughput. These increase were offset by a decrease of $721,901, or 48.7%, in revenue from V&M to $760,402 for the three months ended September 30, 2025 from $1.5 million for the three months ended September 30, 2024, primarily attributable to customer-driven shipment delays and schedule push-outs on several programs, compounded by extended lead times and capacity constraints at critical outside processing vendors.

Cost of Revenue

The following table sets forth the components of our cost of revenue for each of the three month periods ended September 30, 2025 and 2024:

	Three Months Ended September 30,
	2025	2024	$ Change	% Change
Direct labor	$2,149,078	$725,815	$1,423,263	196.1%
Labor overhead	266,867	113,037	153,830	136.1%
Material	1,591,429	701,071	890,358	127.0%
Material overhead	58,260	241,075	(182,815)	(75.8)%
License payments	121,523	93,129	28,394	30.5%
Outside services	253,532	49,922	203,610	407.8%
Ending inventory adjustments	24,662	681,944	(657,282)	(96.4)%
Manufacturing indirect	97,608	24,631	72,977	296.3%
Repairs and warranty	81,042	—	81,042	—
Indirects – depreciation & amortization	286,917	—	286,917	—
Indirects – rent & utilities	299,831	—	299,831	—
Total cost of revenue	$5,230,749	$2,630,624	$2,600,125	98.8%

Cost of revenue increased $2.6 million, or 98.8%, for the three months ended September 30, 2025, compared to the three months ended September 30, 2024, primarily as a result of our acquisition of Aerodyn, which incurred $3.2 million of cost of revenue during the three months ended September 30, 2025, compared to the same period last year, partially offset by a $833,320, or 93.4%, decrease in cost of revenue at V&M during the three months ended September 30, 2025, compared to the same period last year. Specifically, cost of revenue overall increased primarily as a result of the $1.4 million increase in direct labor costs and $890,358 in material costs and, to a lesser extent, new indirect costs in an aggregate amount of $667,790 and a $203,610 increase in outside services costs during the three months ended September 30, 2025 compared to the same period last year, partially offset by a $657,282 favorable net adjustment related to the amortization of purchase accounting fair-value step-up on acquired inventory that was fully expensed in the prior-year periods with no comparable charge in the current quarter and the release of certain excess and obsolete inventory reserves upon shipment of previously delayed programs, reflected as ending inventory adjustments.

Direct labor costs increased almost entirely as a result of our acquisition of Aerodyn, which incurred direct labor costs of $1.3 million during the three months ended September 30, 2025. In addition, direct labor costs increased $50,523, or 32.0%, and $69,681, or 13.7%, at V&M and Aerofab, respectively, during the three months ended September 30, 2025 compared to the three months ended September 30, 2024, while Maney’s direct costs decreased $35,899, or 60.2%, during the same period.

Direct labor costs increased at V&M, despite a 48.7% decrease in revenue, primarily as a result of retaining the majority of its skilled machining and grinding workforce during a period of customer-driven shipment delays and program push-outs. Direct labor costs increased only 13.7% at Aerofab despite a 35.5% increase in revenue during the 2025 period compared to last year primarily as a result of improved labor efficiency and higher absorption of fixed and semi-fixed labor costs following the move to the larger facility and the addition of new machining centers. The expanded capacity and updated equipment enabled longer production runs, reduced setup times per part, better shift utilization, and the spreading of supervisory and support labor across significantly higher shipment volume, resulting in meaningful productivity gains and favorable labor efficiency variances during the quarter. Finally, direct labor costs at Maney decreased during the three months ended September 30, 2025 compared to the same period last year, despite a 34.6% increase in revenue at Maney, primarily because a larger portion of current-period shipments consisted of completed assemblies from firm backlog that had been built and labor-absorbed into inventory in prior periods.

Aerodyn and Aerofab have more direct labor costs than V&M and Maney because the type of work that Aerodyn and Aerofab perform for their customers requires extensive internal engineering and testing efforts and, as a result, more employees to perform this work. As a result, we expect direct labor costs to continue to increase during the remainder of 2025 and for the year ended December 31, 2025, compared to the same periods of 2024, and to remain at an elevated level going forward. Further, to the extent that PAD acquires companies that perform similar services, direct labor costs will continue to increase both in dollar and percentage amounts and as a percent of revenue.

Material costs increased during the three months ended September 30, 2025, compared to the same period last year primarily as a result of our acquisition of Aerodyn, which incurred material costs of $438,512 during the three months ended September 30, 2025, and a $257,210, or 129.7%, increase in material costs at Maney, where such costs increased to $455,566 during the 2025 period compared to material costs of $198,356 during the 2024 period. Material costs increased at Maney during the three months ended September 30, 2025 compared to the same period last year primarily as a result of a shift in program mix toward higher-material-content contracts involving the supply and integration of specialized aerospace components, such as avionics upgrades, electrical wiring, cockpit panels, and landing gear assemblies, that require greater procurement and pass-through of high-value parts.

In addition, material costs increased $103,396, or 40.0%, at V&M and $62,171, or 22.7%, at Aerofab, during the three months ended September 30, 2025 compared to the three months ended September 30, 2024. Material costs increased at V&M, despite a 48.7% decrease in revenue, primarily as a result of continued consumption of high-cost titanium and nickel-alloy raw materials on large landing-gear programs that experienced customer-requested shipment delays and outside-processor bottlenecks during the quarter. Although finished-part shipments were significantly reduced, V&M maintained production activity on delayed jobs to preserve schedule recovery options once customer-furnished materials and external processing were received, resulting in ongoing material usage that was capitalized to work-in-process inventory rather than being relieved through cost of revenue in the period. Material costs increased at Aerofab during the 2025 period compared to 2024 primarily as a result of the increase in revenue and production volume following the relocation to the larger facility. The higher shipment levels in the 2025 period naturally drove greater consumption of direct materials, which were only partially offset by improved purchasing scale and inventory turnover achieved in the expanded operation.

Following the acquisition of Aerodyn in 2024, cost of goods sold and operating expenses for the nine months ended September 30, 2025 include a number of new indirect labor and labor-related line items that were not present in prior periods. These additional cost categories primarily reflect (i) specialized engineering, instrumentation, fabrication, field testing, design, development, and turbomachinery test-cell labor charges that are directly attributable to Aerodyn’s customer projects and service offerings, and (ii) the related fringe-benefit and overhead allocations (including employer 401(k) contributions, payroll taxes, health savings account contributions, overtime premium, paid time off, holiday, medical, disability and life insurance benefits) for Aerodyn’s engineering, shop, laboratory, quality control, and design personnel. Because Aerodyn’s business model historically allocated the majority of its labor and labor-related costs to cost of goods sold rather than to operating expenses, these costs appear predominantly within cost of revenue in our consolidated financial statements. On a go-forward basis, we expect these indirect labor and benefit costs to continue at levels generally consistent with Aerodyn’s revenue volume and project mix, with normal seasonal and operational fluctuations.

Outside services costs, which primarily consist of subcontracted special processes (i.e. heat treating, plating, anodizing, chemical processing, NDT) that cannot be performed in-house and are only incurred at Aerofab and Aerodyn, increased $203,610, or 407.8%, during the three months ended September 30, 2025, compared to the same period last year, as a result of our acquisition of Aerodyn, which incurred $229,253 of outside service costs during the three months ended September 30, 2025. Outside service costs decreased $23,657, or 47.4%, at Aerofab during the three months ended September 30, 2025 compared to the three months ended September 30, 2024, primarily as a result of a higher proportion of production being completed in-house following the move to a larger facility.

The increase in ending inventory during the three months ended September 30, 2025 compared to the same period of 2024 was driven primarily by continued production activity at V&M on customer programs that experienced shipment delays and schedule push-outs during the 2025 period. Despite lower revenue recognition at V&M, the subsidiary maintained machining and grinding operations, resulting in significant labor and material costs being capitalized into work-in-process and finished goods inventory rather than recognized in cost of revenue.

Gross Profit

Gross profit was $3.9 million, or 42.6%, for the three months ended September 30, 2025, compared to $1.1 million, or 29.3%, for the three months ended September 30, 2024. This increase in gross profit during the three months ended September 30, 2025 compared to the same period last year was due to the dollar amount of the increase in revenues exceeding the dollar amount of the increase in cost of revenues, while gross profit as a percent of revenue increased because the percentage increase in revenues during the three months ended September 30, 2025 exceeded the percentage increase in cost of revenues, in each case compared to the three months ended September 30, 2024.

Selling, General, and Administrative Expenses

For the three months ended September 30, 2025, selling, general, and administrative expenses were $2.9 million, an increase of $1.1 million, or 60.6%, from $1.8 million for the three months ended September 30, 2024. This increase was primarily due to increases of $557,666, or 73.3%, in employee wages, insurance benefits and employer payroll taxes, and $196,585, or 64.2%, in consulting fees, during the 2025 period compared to the same period last year.

Employee wages, employee insurance and benefits, and employer payroll taxes increased from $760,731 for the three months ended September 30, 2024 to $1.3 million for the three months ended September 30, 2025. The primary reason for this increase was our acquisition of Aerodyn, which incurred $418,242 of such employee-related expenses during the three months ended September 30, 2025, accounting for 75.0% of the increase in such expenses during this period as compared to the three months ended September 30, 2024. We expect employee wages, employee insurance and benefits expenses to continue to increase going forward as a result of the Aerodyn acquisition and as we continue to acquire additional entities. In addition, employee wages, employee insurance and benefits, and employer payroll taxes increased $160,413, or 186.4%, at the PAD holding company level, to $246,487 during the three months ended September 30, 2025, from $86,074 during the same period last year, primarily as a result of the hiring of a full-time Chief Executive Officer and Chief Financial Officer in the first quarter of 2025 to support the Company’s growth following multiple acquisitions and to prepare for public-company reporting and compliance obligations. These positions were not filled during the comparable 2024 period, when we had one of our directors serving as acting Chief Executive Officer and our then-Chief Operating Officer serving as acting Chief Financial Officer.

Consulting fees increased to $502,867 during the three months ended September 30, 2025, from $306,282 during the three months ended September 30, 2024, primarily as a result of higher professional fees incurred in connection with the Company’s active M&A initiatives (including due diligence, quality-of-earnings reviews, and transaction advisory services related to the Aerodyn acquisition and other potential transactions) and elevated costs associated with preparing for and executing the Company’s planned going-public transaction, including legal structuring, financial-statement audit support, and drafting and review of the Registration Statement. Substantially all of these incremental consulting expenses are non-recurring in nature.

While not primary contributors to the overall increase in selling, general, and administrative expenses, a few components thereof increased significantly quarter-over-quarter. Property taxes increased $95,030, or 1,426.7%, to $101,691 for the three months ended September 30, 2025, primarily as a result of our acquisition of Aerodyn, which incurred property taxes of $84,194 during the three months ended September 30, 2025. Aerodyn’s elevated property taxes reflect the inclusion of two manufacturing facilities (one for precision machining and another for instrumentation and testing operations) owned and operated in Indiana, which were not part of the Company in the prior-year period. In addition, recruitment expenses increased $68,741 to $70,353 during the three months ended September 30, 2025 from $1,612 during the three months ended September 30, 2024 and maintenance expenses increased $65,215 to $105,402 during the three months ended September 30, 2025 from $40,187 during the three months ended September 30, 2024, in each case almost entirely as a result of our acquisition of Aerodyn, which incurred $68,802 in recruitment expenses and $66,483 in maintenance expenses during the three months ended September 30, 2025. These significantly higher amounts at Aerodyn reflect the scale and technical complexity of its operations: Aerodyn is the largest and most engineering-intensive of PAD’s subsidiaries, with approximately twice the headcount of the next-largest operating company and a workforce that includes a high proportion of degreed engineers, instrumentation specialists, and technicians required for its advanced test-rig, instrumentation, and propulsion-development programs. Recruitment costs are correspondingly elevated due to the use of specialized technical search firms and the premium wages required to attract talent in these disciplines. Maintenance expense is also materially higher because Aerodyn operates a large inventory of complex, high-precision test stands, environmental chambers, high-speed data-acquisition systems, and custom rotating machinery that require frequent calibration, preventive maintenance, and OEM service contracts. Finally, stock compensation expense increased $26,174, or 204.6%, to $38,966 during the three months ended September 30, 2025, compared to $12,792 during the three months ended September 30, 2024. Stock compensation expenses increased for the 2025 period primarily as a result of grants to our newly-hired Chief Executive Officer and Chief Financial Officer.

Other Expenses

We had other expenses of $426,928 during the three months ended September 30, 2025 compared to other expenses of $383,134 during the three months ended September 30, 2024. The primary reason for this difference was the $214,369, or 131.3%, increase in interest expense, offset by a $185,511, or 289.7%, decrease in expenses related to revaluation of contingent consideration, which consists of fair-value adjustments to performance-based earnout liabilities established as part of the Company’s completed acquisition of Aerodyn. These contingent obligations, tied to post-acquisition achievement of EBITDA targets over two- to three-year measurement periods, resulted in significant upward revaluation charges in the prior-year period due to stronger-than-expected early performance during the three months ended September 30, 2025 compared to the same period of 2024. The increase in interest expense over this period was primarily the result of higher average borrowings under the V&M’s revolving line of credit, particularly to support extended cash conversion cycles amid ongoing aerospace supply-chain disruptions.

Net Income (Loss)

We had net income of $473,323 for the three months ended September 30, 2025, compared to a net loss of $1.2 million during the three months ended September 30, 2024, primarily for the reasons discussed above.

Results of operations for the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024

The following table summarizes PAD’s consolidated results of operations for the nine month periods ended September 30, 2025 and 2024:

	Nine Months Ended September 30,
	2025	2024	$ Change	% Change
Revenue	$26,051,397	9,938,149	16,113,248	162.1%
Cost of revenue	15,845,950	6,021,176	9,824,774	163.2%
Gross profit	10,205,447	3,916,973	6,288,474	160.5%
Selling, general & administrative expenses	8,063,438	4,963,367	3,100,071	625%
Operating income (loss)	2,142,009	(1,046,394)	3,188,403	NM
Other expenses	100,277	770,750	(670,473)	(87.0)%
Income tax expense	362,033	98,740	263,293	266.7%
Net income (loss)	$1,679,699	(1,915,884)	3,595,583	NM %

____________

“NM” = not meaningful

Revenue

Revenue increased $16.1 million, or 162.1%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, almost entirely as a result of our acquisition of Aerodyn on December 23, 2024. Aerodyn generated revenue of $15.7 million during the nine months ended September 30, 2025, accounting for 97.1% of the increase in revenue for the 2025 period. In addition, revenue from V&M increased $1.1 million, or 38.7%, to $4.0 million during the nine months ended September 30, 2025 from $2.9 million during the nine months ended September 30, 2024, primarily as a result of higher shipment volume in the first half of 2025, driven by a growing firm backlog, the addition of new customers, and the successful conversion of recently awarded multi-year approvals into production releases, and Maney’s revenue increased $452,097, or 13.1%, primarily as a result of continued strong demand and increased shipments under long-term assembly and integration contracts for legacy military platforms. These increases were offset by a decrease of $1.2 million, or 34.0%, decrease in revenues from Aerofab for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. Revenue from Aerofab decreased to $2.4 million during the nine months ended September 30, 2025 from $3.6 million during the nine months ended September 30, 2024, primarily as a result of our losing majority ownership of Aerofab, and therefore not consolidating its results with ours, from November 22, 2024 through April 30, 2025, resulting in Aerofab’s revenues being included in ours for the full nine months ended September 30, 2024 but only for five months during the nine months ended September 30, 2025.

Cost of Revenue

The following table sets forth the components of our cost of revenue for each of the nine months ended September 30, 2025 and 2024:

	Nine Month Period Ended September 30,
	2025	2024	$ Change	% Change
Direct labor	$5,495,912	$1,920,940	$3,574,972	186.1%
Labor overhead	788,484	323,506	464,978	143.7%
Material	4,148,547	2,845,379	1,303,168	45.8%
Material overhead	156,897	622,203	(465,306)	(74.8)%
License payments	323,654	273,078	50,576	18.5%
Outside services	638,874	91,385	547,489	599.1%
Ending inventory adjustments	1,948,790	(116,024)	2,064,814	(1,779.6)%
Manufacturing indirect	274,058	60,710	213,348	351.4%
Repairs and warranty	316,682	—	316,682	—
Indirects – depreciation & amortization	925,492	—	925,492	—
Indirects – rent & utilities	828,561	—	828,561	—
	$15,845,951	$6,021,177	$9,824,774	163.2%

Cost of revenue increased $9.8 million, or 163.2%, for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, primarily as a result of our acquisition of Aerodyn, which incurred $9.7 million, or 99.2% of the increase, in cost of revenue during the nine months ended September 30, 2025 compared to the same period last year. Specifically, compared to the nine months ended September 30, 2024, direct labor costs increased $3.6 million, ending inventory adjustment expense increased $2.1 million, material costs increased $1.3 million, outside services costs increased $547,489, labor overhead increased $464,978, manufacturing indirect increased $213,348, and we incurred $2.1 million in new indirect costs during the nine months ended September 30, 2025, in each case primarily or exclusively as a result of our acquisition of Aerodyn.

Direct labor costs increased almost entirely as a result of our acquisition of Aerodyn, which incurred direct labor costs of $4.0 million during the nine months ended September 30, 2025, offset by a $539,333 decrease in direct labor costs at Aerofab during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024. In addition, direct labor costs increased $175,804, or 42.1%, at V&M and decreased $17,810, or 20.7%, at Maney during the nine months ended September 30, 2025 compared to the same period last year. Direct labor costs attributable to Aerofab decreased primarily as a result of the deconsolidation of Aerofab through April 30, 2025, as discussed above, but these costs would have increased if Aerofab’s operations were consolidated with PAD’s for the entire nine months of 2025. Direct labor costs at V&M increased to $593,261 during the nine months ended September 30, 2025 compared to $417,457 during the same period last year, primarily as a result of increased production hours to support a larger backlog and the ramp-up of several new programs, driving higher labor absorption in advance of expected future shipments. Direct labor costs at Maney decreased to $68,146 during the nine months ended September 30, 2025 compared to $85,956 during the same period last year, as a larger share of revenue over the period came from shipping previously completed assemblies already absorbed into inventory as well as a portion of shipments requiring minimal additional assembly or integration labor, resulting in lower direct labor cost.

Material costs increased during the nine months ended September 30, 2025, compared to the same period last year as a result of our acquisition of Aerodyn, which incurred material costs of $2.0 million during the nine months ended September 30, 2025, offset by decreases of $430,547, or 38.4%, at V&M, $106,284, or 9.4% at Maney and $165,376, or 26.7%, at Aerofab. Material costs at V&M decreased to $689,539 during the nine months ended September 30, 2025 from $1.1 million for the same period last year primarily as a result of lower consumption of high-value raw materials (titanium and nickel-alloy) in the prior-year period and increased shipment of parts already in process with material previously purchased and absorbed into inventory. Material costs at Maney decreased to $1.0 million during the 2025 period from $1.1 million during the 2024 period primarily as a result of a favorable shift in program and customer mix away from several high cost material and modification programs toward work in 2025 that required proportionately less purchased material relative to revenue. Material costs attributable to Aerofab deceased during the nine months ended September 30, 2025, compared to the same period of 2024, primarily as a result of the deconsolidation of Aerofab through April 30, 2025; as discussed above, but these material costs would have increased if Aerofab’s operations were consolidated with PAD’s for the entire nine months of 2025.

Outside services costs increased $547,489 during the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024 as a result of our acquisition of Aerodyn, which incurred $589,610 of such costs during the 2025 period, offset by a $39,865 decrease in such costs at Aerofab primarily as a result of the deconsolidation of Aerofab through April 30, 2025, as discussed above.

Labor overhead costs increased $464,978 during the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024, almost entirely as a result of our acquisition of Aerodyn, which incurred $442,385 million of such costs during the nine months ended September 30, 2025.

Manufacturing indirect costs consists of all manufacturing-related overhead expenses that are not direct material or direct labor, including equipment depreciation, indirect supplies (cutting tools, coolant, perishable tooling, abrasives, and shop consumables), equipment repairs and maintenance not capitalized, and other general factory overhead expenses that support production. These costs increased $213,348 during the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024, as a result of our acquisition of Aerodyn, which incurred $223,175 of such costs during the 2025 period, offset by a $9,872 decrease in such costs at Aerofab primarily as a result of the deconsolidation of Aerofab through April 30, 2025, which costs would have increased if Aerofab’s operations were consolidated with PAD’s for the entire nine months of 2025.

As discussed above with respect to the three-month period, the $2.1 million in new indirect costs during the nine months ended September 30, 2025 were entirely attributable to our acquisition of Aerodyn.

Gross Profit

Gross profit was $10.2 million, or 39.2%, for the nine months ended September 30, 2025, compared to $3.9 million, or 39.4%, for the nine months ended September 30, 2024. As with the three-month period ended September 30, 2025, the increase in gross profit for the nine months ended September 30, 2025 was due to the dollar amount of the increase in revenues for the 2025 period exceeding the dollar amount of the increase in cost of revenues compared to the 2024 period, while the negligible decrease in gross profit as a percent of revenue resulted from the percentage increase in cost of revenue (163.2%) just slightly exceeding the increase in revenue (162.1%) period-over-period.

Selling, General, and Administrative Expenses

For the nine months ended September 30, 2025, selling, general, and administrative expenses were $8.1 million, an increase of $3.1 million, or 62.5%, from $5.0 million for the nine months ended September 30, 2024. This increase was primarily due to increases of $1.5 million in employee wages, insurance and benefits and employer payroll taxes, $277,817 in stock compensation expense, $253,132 in property taxes, $174,609 in maintenance expenses, $160,716 in consulting fees, $150,252 in recruitment expenses, and $106,080 in telephone expenses during the 2025 period compared to the same period last year.

Employee wages, insurance and benefits and employer payroll taxes increased $1.5 million, or 64.4%, to $3.8 million for the nine months ended September 30, 2025 from $2.3 million for the nine months ended September 30, 2024. The primary reason for this increase was our acquisition of Aerodyn, which incurred $1.3 million of such employee-related expenses during the nine months ended September 30, 2025, accounting for 85.9% of the increase in such expenses during this period as compared to the nine months ended September 30, 2024. In addition, employee wages, insurance and benefits at PAD increased $443,141, or 215.7%, to $648,588 during the nine months ended September 30, 2025 from $205,447 during the nine months ended September 30, 2024. The increase was primarily a result of our hiring of a full-time Chief Executive Officer and Chief Financial Officer in the first quarter of 2025. These increases were offset by a $218,807, or 35.5%, decrease in employee wages, insurance and benefits attributable to Aerofab as a result of our deconsolidation of Aerofab, which expenses would have increased if Aerofab’s operations were consolidated with PAD’s for the entire nine months of 2025.

Stock compensation expense increased $277,817, or 786.7%, to $313,129 during the nine months ended September 30, 2025, from $35,312 during the nine months ended September 30, 2024. Stock compensation expenses increased for the 2025 period primarily as a result of the issuance of stock-based awards in connection with compensation associated with employment arrangements of management and directors, as well as services rendered by outside consultants.

Property taxes increased $253,132, or 378.8%, to $319,951 for the nine months ended September 30, 2025, from $66,819 for the nine months ended September 30, 2024, as a result of our acquisition of Aerodyn, which incurred property taxes of $266,831 during the nine months ended September 30, 2025, offset by a property tax decrease of $18,883, or 38.8%, at Maney during the 2025 period compared to the nine months ended September 30, 2024.

Maintenance costs increased $174,609, or 186.7%, to $268,113 for the nine months ended September 30, 2025, from $93,504 the nine months ended September 30, 2024. This increase was primarily due to our acquisition of Aerodyn, which incurred $160,790 of such expenses, or 92.1% of the increase, during the 2025 period. Maintenance costs also increased $14,074, or 136.3%, at Maney and $16,254, or 29.6%, at V&M during the 2025 period compared to the nine months of 2024. The increase in maintenance costs at Maney was primarily as a result of scheduled preventive maintenance and unplanned repairs on aging manual assembly fixtures and specialty tooling required to support its programs. The increase in maintenance costs at V&M was primarily a result of higher-than-normal repair and refurbishment activity on large precision grinding machines and multi-axis CNC mills and turning centers.

Consulting fees increased $160,716, or 18.8%, to $1.0 million during the nine months ended September 30, 2025, compared to the same period last year, primarily as a result of our active M&A program (including due diligence, quality-of-earnings analyses, and transaction advisory services related to the Aerodyn acquisition and other evaluated opportunities) and incremental costs incurred in connection with the preparation and filing of the Registration Statement, public-company readiness efforts, and ongoing audit and tax advisory support required following the recent acquisitions. The majority of these additional consulting expenses are non-recurring in nature.

Recruitment expenses increased $150,252, or 3,220.1%, to $154,918 for the nine months ended September 30, 2025, almost entirely as a result of our acquisition of Aerodyn, which incurred $150,317 of recruitment expenses during such nine-month period.

Telephone expenses increased $106,080, or 452.9%, to $129,503 for the nine months ended September 30, 2025, from $23,423 for the nine months ended September 30, 2024, almost entirely as a result of our acquisition of Aerodyn, which incurred $97,697, constituting 92.1% of the increase, in telephone expenses period-over-period. Telephone and internet expenses are substantially higher at Aerodyn primarily because it is our largest operating subsidiary, employing significantly more personnel across two separate manufacturing and engineering facilities. The nature of Aerodyn’s business — providing complex engineering design, precision component manufacturing, instrumentation, and full-scale test services — requires extensive high-speed internet bandwidth, secure remote-access systems, and higher-volume telecommunication services to support daily collaboration among its larger technical staff and with customers worldwide. On a consolidated basis, Aerodyn represents the vast majority of PAD’s total telephone and data expense. Going forward, we expect this higher level of these expenses to continue.

Finally, while not a primary contributor to the overall increase in selling, general, and administrative expenses, education and training expenses increased from $755 to $13,281 and computer expense increased from $35,677 to $101,252 during the nine months ended September 30, 2025, compared to the nine months ended September 30, 2024, in each case almost entirely as a result of our acquisition of Aerodyn, which incurred $12,805 and $67,670, respectively, of such expenses during the nine months ended September 30, 2025. These significantly higher amounts at Aerodyn reflect the scale and technical complexity of its operations, as discussed above. Computer expense is significantly higher at Aerodyn than at our other operating subsidiaries because Aerodyn is the largest and most engineering-intensive subsidiary, with additional headcount and two facilities staffed primarily by degreed engineers and test specialists. These employees require high-performance workstations and costly per-seat licenses for advanced software, plus extensive on-site servers and high-capacity storage to manage large test datasets — all of which drive materially higher IT hardware, software, and support costs compared to the CNC-focused machine-shop subsidiaries.

In addition, we incurred an additional other insurance expense of $41,700 during the nine months ended September 30, 2025, as a result of our acquisition of Aerodyn, for higher general liability and umbrella coverage limits required to accommodate Aerodyn’s larger revenue base, dual-facility operations, and significantly greater engineering and product-liability exposure associated with its design, instrumentation, and full-scale test services for aerospace and defense customers.

Other Expenses

We had other expenses of $100,277 during the nine months ended September 30, 2025 compared to other expenses of $770,750 during the nine months ended September 30, 2024. The primary reason for the decrease in other expenses was the $993,164 gain recorded upon the step acquisition of the additional interest in Aerofab on April 30, 2025 during the 2025 period and a $101,742 gain during the 2025 period, compared to a $506,032 loss during the 2024 period, resulting from revaluation of contingent consideration, which consists of fair-value adjustments to performance-based earnout liabilities established as part of the Company’s completed acquisition of Aerodyn. These contingent obligations, tied to post-acquisition achievement of EBITDA targets over two- to three year measurement periods, resulted in significant upward revaluation charges in the prior-year period due to stronger-than-expected early performance. Such gains were offset by an $855,493, or 263.7%, increase in interest expense period-over-period, which increase was primarily the result of higher average borrowings under the V&M’s revolving line of credit and interest-bearing seller promissory notes issued in connection with the December 2024 acquisition of Aerodyn and the April 2025 step acquisition of the remaining interest in Aerofab.

Net Income (Loss)

We had net income of $1.7 million for the nine months ended September 30, 2025, compared to a net loss of $2.9 million during the nine months ended September 30, 2024, primarily for the reasons discussed above, offset by a $263,293 increase in the provision for income taxes during the 2025 period compared to the 2024 period.

Results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023

The following table summarizes PAD’s consolidated results of operations for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023	$ Change	% Change
Revenue	$12,950,695	7,661,642	5,289,053	69.0%
Cost of revenue	7,988,133	5,029,444	2,958,689	58.8%
Gross profit	4,962,562	2,632,198	2,330,364	88.5%
Selling, general & administrative expenses	9,220,218	3,328,517	5,891,701	177.0%
Gain on sale of property, net	—	3,325,205	(3,325,205)	—
Operating income (loss)	(4,257,656)	2,628,886	(6,886,542)	262.2%
Other income (expense)	(1,513,416)	1,526,334	(3,039,750)	199.23%
Income tax expense (benefit)	(1,152,735)	80,566	1,233,301	NM
Net income (loss)	$(4,618,337)	4,074,654	(8,692,991)	213.3%

____________

“NM” = not meaningful

Revenue

Revenue increased $5.3 million, or 69.0%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The primary reason for this increase was our acquisition of a controlling interest in Aerofab on December 31, 2023. Through November 22, 2024, when we temporarily lost our controlling interest in Aerofab, Aerofab generated revenue of $4.3 million, accounting for 82.1% of the increase in revenue for 2024. In addition, revenue from Maney increased $738,914, or 19.4%, to $4.5 million during the year ended December 31, 2024 from $3.8 million during the year ended December 31, 2023, and Aerodyn, which we acquired on December 23, 2024, contributed an additional $664,223 to 2024 revenue.

Maney’s revenue increased during the year ended December 31, 2024 compared to the prior year, primarily as a result of increased order volumes of approximately 66% year over year from the B1B program under Maney’s license agreement with Boeing, driven by U.S. military effort to extend the operational life of the B-1B Lancer fleet through at least 2040.

These increases were offset by a $425,671, or 11.0%, decrease in revenues from V&M, which decreased to $3.4 million during the year ended December 31, 2024 from $3.9 million during the year ended December 31, 2023. The decrease was primarily attributable to the timing of customer maintenance cycles for C-17 landing gear components, which tend to occur in multi-year intervals rather than in response to deliveries or orders placed in the same fiscal year. Customer maintenance schedules during 2024 reflected fewer overhaul requirements compared to 2023, resulting in lower volumes for V&M’s landing-gear repair services.

Additionally, extended lead times of 60 to 80 weeks for certain aerospace-grade forgings and machined components — reflecting industry-wide capacity constraints at forging suppliers and precision machining vendors — resulted in the deferral of approximately $400,000 of revenue that under normal conditions would have been recognized in the first quarter of 2024 and will instead be recognized in 2025.

V&M also experienced lower order volumes from a major defense-industry customer for components related to the CH-53K heavy-lift helicopter program. The customer reduced planned production activity during 2024 as part of an updated delivery schedule, reflecting extended manufacturing timelines and revised government procurement pacing.

Cost of Revenue

The following table sets forth the components of our cost of revenue for each of the three months ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023	$ Change	% Change
Material	$2,640,601	2,459,402	181,199	7.4%
Material overhead	936,359	289,639	646,720	223.3%
Material variance	73,470	203,134	(129,664)	(63.8)%
Direct labor	2,593,236	598,596	1,994,640	333.2%
Labor overhead	179,796	132,845	46,951	35.3%
Labor variance	347,931	226,646	121,285	53.5%
Outside services	823,245	886,656	(63,411)	(7.2)%
Ending inventory	(14,096)	—	(14,096)	—
Manufacturing	(51,264)	—	(51,264)	—
Testing	5,220	—	5,220	—
Indirects – depreciation and amortization	28,719	—	28,719	—
Indirects – rent and utilities	34,338	—	34,338	—
License payments	390,578	232,526	158,052	68.0%
Total cost of revenue	$7,988,133	5,029,444	2,958,689	58.8%

Cost of revenue increased $3.0 million, or 58.8%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, primarily as a result of the $2.0 million increase in direct labor costs and, to a lesser extent, the $646,720 increase in material overhead. Direct labor costs increased during 2024 almost entirely as a result of our acquisition of the controlling interest in Aerofab (through November 22, 2024) and our acquisition of Aerodyn, which accounted for $1.8 million, or 87.9%, and $157,436, or 7.9%, respectively, of the increase in direct labor during 2024 compared to 2023. As previously discussed, Aerodyn and Aerofab have more direct labor costs as a result of the scope of the work they perform for their customers requiring a higher level of personnel.

In addition, material overhead increased $646,720, or 223.3%, during the year ended December 31, 2024 compared to the year ended December 31, 2023, as a result of a $176,935, or 27.4%, increase in material overhead at Maney, the acquisition of the controlling interest in Aerofab (through November 22, 2024), which accounted for $337,409 of the increase, and the acquisition of Aerodyn, which accounted for $132,378 of the increase. As a percentage of revenues, Aerodyn’s material overhead during 2024 was 20% compared to 8% for Aerofab and 10% for Maney. Aerodyn’s material overhead as a percentage of revenue was higher than that of our other subsidiaries because its production processes require a greater level of indirect support, including specialized tooling, engineering assistance, and quality-assurance activities. The 2024 ratio is not comparable to other periods because Aerodyn was included in our results for only the final eight days of the year. We expect its material overhead percentage to normalize when full-period results are reflected, although it may remain higher than our other subsidiaries due to the nature of its operations. V&M does burden overhead costs against revenue-generating jobs. Maney’s material overhead costs increased primarily as a result of its 19.4% increase in revenues, however, such costs did increase as a percentage of sales to 10% in the year ended December 31, 2024 compared to 8% in 2023, primarily as a result of higher indirect production support costs associated with increased order volume, including additional supplies, tooling, and shop-support activities that expanded at a faster rate than revenue growth.

Gross Profit

For the year ended December 31, 2024, gross profit was $5.0 million, or 38.3% of revenue, compared to $2.6 million, or 34.4% of revenue, for the year ended December 31, 2023. This increase in gross profit was due to the dollar amount of the increase in revenue exceeding the dollar amount of the increase in cost of revenue, and gross profit as a percent of revenue increased during 2024 primarily due to a more favorable mix of higher-margin work at Aerodyn and Aerofab and improved utilization of direct labor and overhead resources across our operating subsidiaries. In addition, certain fixed production costs were spread over a larger revenue base in 2024, contributing to the higher gross margin.

Selling, General, and Administrative Expenses

For the year ended December 31, 2024, selling, general, and administrative expenses were $9.2 million, an increase of $5.9 million, or 177.0%, from $3.3 million for the year ended December 31, 2023. This increase was primarily due to increases of $3.0 million, or 1,193.4%, in consulting expenses, $1.5 million, or 85.9%, in employee wages, insurance benefits and employer payroll taxes, and $1.0 million, or 606.4%, in legal and accounting expenses.

Consulting expenses increased to $3.2 million during the year ended December 31, 2024 from $254,502 during the year ended December 31, 2023, primarily as a result of PAD incurring $3.1 million in consulting expenses during the year ended December 31, 2024, where it had no such expenses during the year ended December 31, 2023. The increased consulting expenses were primarily related to advisory services, including advisory services related to capital-raising activities, governance and administrative support, and strategic and operational planning, in connection with our acquisition of Aerodyn and our active pursuit of additional strategic acquisitions, as well as related due diligence and integration planning activities.

Employee wages, employee insurance and benefits, and employer payroll taxes increased from $1.8 million for the year ended December 31, 2023 to $3.3 million for the year ended December 31, 2024. Our acquisition of Aerofab, which had $747,720 of these expenses through November 22, 2024, accounted for almost half (48.6%) of this increase. PAD, which did not have any employee-related expenses during the year ended December 31, 2023, incurred $269,209 of these expenses during the year ended December 31, 2024, as a result of the hiring of a Chief Operating Officer to strengthen our operational and governance functions. The addition of this key leadership role, which included competitive salary and benefits, accounted for approximately $250,000 of the increase in these employee-related expenses at PAD, while the remaining amount of the increase was primarily attributable to outsourced corporate-secretarial support services incurred as part of the expansion of our governance and administrative functions. These costs are classified within general and administrative expenses rather than employee-related expenses. Employee wages, employee insurance and benefits, and employer payroll taxes increased $341,178, or 32.7%, to $1.2 million in 2024 for Maney, primarily as a result of Maney’s increase in sales over the same period as discussed above under “— Revenue.” Finally, these expenses increased $149,086, or 19.9%, at V&M during 2024, primarily as a result of the hiring of a machinist at a competitive salary and benefits.

Legal and accounting expenses increased to $1.2 million for the year ended December 31, 2024 from $172,822 for the year ended December 31, 2023, primarily as a result of an increase in such expenses at PAD from $11,550 during 2023 to $1.1 million during 2024. Such increase was primarily related to our acquisition of Aerodyn and active pursuit of additional strategic acquisitions, as well as related due diligence and integration planning activities, and expenses in connection with the Company’s then-planned initial public offering.

Operating (Loss) Income

For the year ended December 31, 2024, operating loss was $4.3 million, compared operating income of $2.7 million during the year ended December 31, 2023. This was due to a $3.3 million gain on sale of property, net, during 2023 as a result of a non-recurring business transaction, that is, the sale of PAG’s building and land in Ontario, California for $5.3 million, for which it realized a net gain of $3.3 million, while there was no such sale of property during 2024, as well as operating expenses exceeding gross profit to a more significant degree during 2024 than during the prior year.

Other Income (Expenses)

We had other expenses of $1.5 million during the year ended December 31, 2024 compared to other income of $1.5 million during the year ended December 31, 2023. The primary reason for this difference was the $1.6 million loss on the unwinding of our majority interest in Aerofab, reflects the required derecognition of our investment and related carrying amounts in accordance with applicable accounting guidance. We also had a $749,354 gain on debt forgiveness during 2023, for which there was no similar gain in 2024, and other income decreased from $837,738 in 2023 to just $113,011 in 2024, primarily as a result of the recognition in 2023 of employee retention credits related to V&M and Maney, which did not recur in 2024.

Net Income (Loss)

For the year ended December 31, 2024, net loss was $4.6 million compared to net income of $4.1 million during the year ended December 31, 2023, primarily for the reasons discussed above as well as, for 2024, a $1.2 million provision for income tax benefit as a result of the $5.8 million loss before income taxes.

Liquidity and Capital Resources

For the nine months ended September 30, 2025, our net income attributable to common stockholders was $1.7 million, and the accumulated deficit was $10.6 million. Net loss attributable to common stockholders was $4.6 million for the year ended December 31, 2024. Cash and cash equivalents were $1.6 million at September 30, 2025, $1.3 million at December 31, 2024 and $1.5 million at December 31, 2023. Working capital (deficit) was $(27.3) million at September 30, 2025, $(25.9) million at December 31, 2024 and $5.3 million at December 31, 2023.

Our liquidity is influenced primarily by cash flows from operations, capital expenditures, the timing of customer collections, and the availability of external financing. The following table summarizes our cash flows from operating, investing, and financing activities for the periods indicated:

	Nine Months Ended September 30,
	2025	2024
Net cash (used in) operating activities	$(1,810,774)	$(2,399,267)
Net cash (used) in investing activities	(1,085,247)	(679,434)
Net cash provided by financing activities	$3,210,763	$2,866,429
	Years Ended December 31,
	2024	2023
Net cash provided by (used in) operating activities	$(3,142,090)	$538,240
Net cash provided by (used in) investing activities	(531,971)	4,470,827
Net cash used in financing activities	$3,470,433	$(4,485,372)

Short-Term Liquidity (Next 12 Months)

Our primary short-term liquidity requirements consist of funding operating expenses, servicing scheduled debt payments, meeting lease obligations, and supporting working-capital needs. Although we generated positive net income for the nine months ended September 30, 2025, the continuing working capital deficit reflects pressure on our short-term liquidity position.

Management expects that cash on hand, cash generated from operations, and availability under our existing debt facility will be sufficient to meet our short-term cash requirements for at least the next 12 months. This conclusion is based on current operating plans, anticipated customer demand, and our historical ability to manage inventory and collect receivables.

Material short-term cash requirements include approximately $1,000,000 in scheduled principal and interest payments on long-term debt, capital lease payments of approximately $620,000, and anticipated capital expenditures of approximately $0 over the next 12 months. These obligations are expected to be funded through operating cash flows and, if needed, borrowings under our credit facility or equity financing.

Long-Term Liquidity (Beyond 12 Months)

Long-term liquidity needs include capital expenditures required to maintain and expand operations, potential investments in strategic initiatives, and repayment of long-term debt. Our ability to meet these needs will depend on the performance of our operations, continued access to our debt facility and, when appropriate, the availability of additional debt or equity capital.

While we currently believe our long-term liquidity requirements are manageable, ongoing working capital deficits or reductions in operating cash flows may require us to modify operating plans, reduce discretionary expenditures, or seek additional financing.

Cash Flow Analysis

Operating Activities — Cash provided by operating activities in 2024 was primarily driven by the deconsolidation of majority interest in Aerofab NDT, LLC, a net contribution of $1,561,981, stock issuable for consulting services, a net contribution of $1,224,046, and a strong cash collection of related party payables, a net reduction of 587,456. Cash provided by operating activities for the nine months ended September 30, 2025 was augmented by approximately $1,100,000 of depreciation and amortization, compared to approximately $125,000 for the nine months ended September 30, 2024, strong cash collection on receivables, a net reduction of $378,238 and high utilization of existing inventories in the net amount of $510,144.

Investing Activities — Net cash provided by investing activities in 2024 was largely driven by the net cash acquired in the acquisition of Aerodyn, totaling $769,806. This was offset by purchases of property and equipment of approximately $506,000 and advances on related party note receivable of approximately $521,000. For the nine months ended September 30, 2025, net cash provided by investing activities was driven by the proceeds from sale of property and equipment of approximately $110,000 and cash acquired in the step acquisition of Aerofab in April 2025, in the net amount of $73,444, offset by the purchases of property and equipment of approximately $1,000,000, compared to $423,000 for the nine months ended September 30, 2024.

Financing Activities — Net cash used in financing activities in 2023 primarily consisted of payments of approximately $3,908,994 for cash distribution to the owners and approximately $896,000 payments on long-term debt offset by $320,000 proceeds from our Series A Preferred stock capital raise.

We have historically been able to generate sufficient cash from operating activities to fund our core ongoing operations, and we expect to be able to fund our operations over the next 12 months in the same manner. Additionally, we launched a $2.0 million offering of PAD Series A Preferred Stock in the fourth quarter of 2023 to support the Company’s anticipated public registration expenses to be incurred in the first half of 2024.

Sources of Liquidity

Internal sources of liquidity include cash on hand and net cash generated from operating activities. External sources include our existing debt facility, which provides access to additional borrowings, and potential equity issuances. To the extent available, these external sources represent material unused liquidity that may be drawn upon to fund operations or capital needs.

We have historically been able to generate sufficient cash from operating activities to fund our core ongoing operations, and we expect to be able to fund our operations over the next 12 months in the same manner. Additionally, we launched a $2 million Series A Preferred Stock offering in the fourth quarter of 2023 to support the Company’s anticipated public registration expenses to be incurred in the first half of 2024.

Material Cash Requirements and Commitments

As of September 30, 2025, material contractual obligations include long-term debt payments, lease commitments, and planned capital expenditures, as described above. The general purpose of these requirements includes maintaining existing facilities, supporting production capacity, and funding working-capital needs. The Company expects to fund these obligations primarily through operating cash flows and available financing sources.

Trends, Events, and Uncertainties Affecting Liquidity

Liquidity may be favorably or unfavorably impacted by changes in customer demand, timing of collections, cost inflation, availability and cost of credit, and the level of required inventory purchases. A continuation of the working capital deficit, or unexpected increases in costs, could materially reduce liquidity. Conversely, improved gross margins and continued efficiencies in working-capital management could improve liquidity.

Management continues to monitor these factors closely and will consider further cost-reduction initiatives, capital-raising activities, or adjustments to capital-expenditure plans if necessary to support liquidity.

Critical Accounting Policies and Estimates

General and Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and have been consistently applied in the preparation of the consolidated financial statements. The consolidated financial statements include the accounts of its wholly and majority owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although we believe that these estimates are reasonable, actual results could differ from those estimates given in conditions or assumptions that have been consistently applied.

Cash

Cash includes cash in banks. Currently, there are no money market funds or certificates of deposit.

Accounts Receivable

The Company does not currently maintain reserves for potential credit losses for accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, client concentrations, client credit worthiness, current economic trends, and changes in client payment patterns to evaluate the adequacy of these reserves.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and impairment losses, if any. Property and equipment are depreciated on a straight-line basis over the estimated useful lives of five to ten years, which includes warehouse equipment and furniture and fixtures.

Revenue Recognition

The Company recognizes revenue from contracts with customers using the five-step model prescribed in ASC 606. The Company derives its revenue primarily from the sale of systems, parts, and components to the aerospace and defense industries. Revenues are recognized when control of these products is transferred to its customers upon receipt or shipment based on contract term, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products and services. Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expenses as incurred when the amortization period is less than a year.

Research and Development

The Company has not incurred any research and development expenditures to date.

Fair Value of Financial Instruments

We apply fair value accounting in accordance with “FASB” Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), which provides the framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities. ASC 820 defines fair value as the exchange price that would have been received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.
Level 2 —	Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable.
Level 3 —

Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

As discussed above under “— Cash,” we currently do not hold any marketable securities or certificates of deposit, therefore no valuation techniques are used to measure the fair value of money market funds and certain marketable equity securities.

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. We have not elected the fair value option as we have no eligible financial instruments.

Income Taxes

We provide for income taxes based on enacted tax law and statutory tax rates at which items of income and expenses are expected to be settled in our income tax return. Certain items of revenue and expense are reported for Federal income tax purposes in different periods than for financial reporting purposes, thereby resulting in deferred income taxes. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Earnings Per Share of Common Stock

The Company reports net income per common share in accordance with FASB ASC 260, “Earnings per Share.” This statement requires a dual presentation of basic and diluted earnings with a reconciliation of the numerator and denominator of the earnings per share computations.

MANAGEMENT OF NEW PAD FOLLOWING THE BUSINESS COMBINATION

Unless the context otherwise requires, references in this subsection to “we,” “us” or “our” refer to the business of PAD prior to the consummation of the Business Combination, which will be the business of New PAD and its subsidiaries following the Business Combination.

The following table provides information regarding the expected executive officers of New PAD and the expected members of the New PAD Board:

Name	Age	Position
Executive Officers
Brent Borden	60	Chief Executive Officer
Joseph Thiewes	50	Chief Financial Officer

Directors
[•]	[•]	Chairman of the Board
[•]	[•]	Vice Chairman of the Board
[•]	[•]	Director
[•]	[•]	Director
[•]	[•]	Director
[•]	[•]	Director
[•]	[•]	Director

Biographical information concerning New PAD’s anticipated executive officers and directors is set forth below.

Brent Borden joined PAD as its Chief Executive Officer on March 16, 2025. He has over 20 years of experience in defense, aerospace and technology senior management following a 11-year career in the United States Army. From 1999 to 2003, he was the Global Account Manager for Powerwave Technologies, a telecommunications company specializing in providing wireless infrastructure and solutions. From 2003 to 2020, he was President and Owner of Aero Engineering, Inc., a company manufacturing defense, aerospace and space prototype and low-rate production projects on prime contracts. From 2015 through 2019, Mr. Borden was the General Partner for RITLA Capital, LLC, a search fund looking to acquire a lower middle market aerospace and defense company. From 2016 to 2018, Mr. Borden was also a Series 7/66 Registered Financial Advisor with Merrill Lynch, advising high net-worth clients. From 2018 to February 2025, he held a TS/SCI clearance and served as National Asset Sustainment Program Management Manager and Strategic Programs Development Leader in Global Security as the Kansas City National Security Campus, a government organization providing complex manufactured solutions for national security programs, from design and prototype to production and acceptance testing. He has a B.S. degree in Engineering from the United States Military Academy at West Point and a dual M.A. in Business and Management from Webster University. From 2007-2009, Mr. Borden was a founding board member of Tactical Chaplain Services, a non-profit organization that provides Christian Chaplains for police, military and fire agencies.

Joseph Thiewes joined PAD upon its acquisition of Aerodyn, of which he served as Chief Financial Officer from 2023 until his appointment as Chief Financial Officer of PAD on March 1, 2025. He brings over 20 years of experience in manufacturing finance leadership. He has held senior roles with Aerodyn including Division Chief Financial Officer, Director of Finance and Chief Financial Officer. Early in his career, Mr. Thiewes spent five years with Andersen Consulting (now Accenture), where he supported and led strategic engagements across a range of industries. From 2006 to 2013, Mr. Thiewes worked at General Electric in roles ranging from Senior Financial Analyst to Finance Manager and Financial Planning & Analysis Director. Between 2013 to 2020, he served as Division Chief Financial Officer for Parker Hannifin, a Fortune 250 manufacturing company. From 2020 to 2023, he was Director of Finance — Financial Planning & Analysis at Enjet Aero, a private equity-backed aerospace manufacturer. He holds a bachelor’s degree from William Jewell College and an MBA in Finance from the University of Missouri-Columbia.

[•]

Corporate Governance

Board Composition

The business and affairs of New PAD shall be managed by or under the direction of its Board of Directors. We anticipate that the New PAD Board will consist of seven members upon the Closing, with [•] serving as chairman. The primary responsibilities of the New PAD Board will be to provide oversight, strategic guidance, counseling and direction to the New PAD management. The New PAD Board will meet on a regular basis and additionally as required.

In accordance with the terms of the New PAD Charter and the New PAD Bylaws, which will be effective upon the Closing, New PAD directors will be elected at each annual meeting of stockholders, and each director, including a director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, disability, resignation, retirement, disqualification or removal.

Subject to the rights of holders of the Post-Closing Company preferred stock, any director may be removed from office only for cause and only by the affirmative vote of the holders of a majority of the total voting power of all then-outstanding shares of the Post-Closing Company entitled to vote in the election of directors, voting as a single class.

In accordance with the Business Combination Agreement, the Sponsor designated [•] to serve as a director of the New PAD Board.

Director Independence

We expect that the New PAD Board will determine that each of the directors on the New PAD Board, other than [•], will qualify as an independent director, as defined in Nasdaq’s rules, and that the New PAD Board will consist of a majority of “independent directors” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, New PAD will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications, and operations of the Compensation Committee and the Audit Committee of the new PAD Board, as discussed below.

Family Relationships

There are no family relationships between or among any of New PAD’s anticipated executive officers or persons nominated to become directors of New PAD.

Board Committees

At the Effective Time, the New PAD Board will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate under a written charter to be effective following the Closing of the Business Combination that satisfies the applicable Nasdaq listing rules. In addition, from time to time, special committees may be established under the direction of the New PAD Board when necessary to address specific issues. Copies of each board committee’s charter will be posted on New PAD’s website. New PAD’s website and the information contained on, or that can be accessed through, such website are not deemed to be incorporated by reference in, and are not considered part of, this proxy statement/prospectus. The anticipated composition and responsibilities of each of the committees of the New PAD Board are described below. Members will serve on these committees until their resignation or until otherwise determined by the New PAD Board.

Audit Committee

The audit committee’s responsibilities will include:

•        appointing, approving the compensation of, and assessing the independence of New PAD’s registered public accounting firm;

•        overseeing the work of New PAD’s registered public accounting firm, including through the receipt and consideration of reports from such firm;

•        reviewing and discussing with management and the registered public accounting firm New PAD’s annual and quarterly financial statements and related disclosures;

•        coordinating the New PAD Board’s oversight of New PAD’s internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•        discussing New PAD’s risk management policies;

•        meeting independently with New PAD’s internal auditing staff, if any, registered public accounting firm and management;

•        reviewing and discussing with management New PAD’s compliance with the FCPA;

•        reviewing and approving or ratifying any related person transactions; and

•        preparing the audit committee report required by the SEC rules.

We expect that the initial members of New PAD’s audit committee will be [•], each of whom meets the requirements for independence under the rules and regulations of the SEC and Nasdaq’s listing standards applicable to audit committee members. Each anticipated member of New PAD’s audit committee also meets the financial literacy requirements of Nasdaq’s listing rules. We expect that the New PAD Board will determine that [•] is an audit committee financial expert as defined under the applicable rules of the SEC.

Compensation Committee

The compensation committee’s responsibilities will include:

•        reviewing and approving, or recommending for approval by the New PAD Board, the compensation New PAD’s executive officers;

•        overseeing and administering New PAD’s cash and the New PAD Incentive Plan;

•        reviewing and making recommendations to the New PAD Board with respect to director compensation;

•        reviewing and discussing annually with management New PAD’s “Compensation Discussion and Analysis,” to the extent required; and

•        preparing the annual compensation committee report required by SEC rules, to the extent required.

We expect that the initial members of New PAD’s compensation committee will be [•], each of whom meets the requirements for independence under the rules and regulations of the SEC and Nasdaq’s listing standards applicable to compensation committee members. Each member of the compensation committee will also be a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee’s responsibilities will include:

•        identifying individuals qualified to become board members;

•        recommending to the New PAD Board the persons to be nominated for election as directors and to each board committee;

•        developing and recommending to the New PAD Board corporate governance guidelines, and reviewing and recommending to the New PAD Board proposed changes to our corporate governance guidelines from time to time;

•        overseeing a periodic evaluation of the New PAD Board; and

•        develop effective environmental, social and governance policies within the corporate governance guidelines to address social responsibility aimed at providing appropriate support to local communities within areas subject to hydrocarbon exploration operations, and environmental goals aimed at limiting the environmental footprint of operations, ameliorating any changes to the environment and targeting mechanisms to reduce or offset the carbon footprint of operations.

We expect that the initial members of New PAD’s nominating and corporate governance committee will be [•].

Code of Business Conduct and Ethics

We expect the New PAD Board to adopt a Code of Business Conduct and Ethics in connection with the Business Combination. The Code of Business Conduct and Ethics will apply to all of New PAD’s employees, officers (including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), and directors, and will be available on New PAD’s website. New PAD’s intends to disclose future amendments to certain provisions of its Code of Business Conduct and Ethics on its website. The reference to New PAD’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on New PAD’s website into this proxy statement/prospectus, and you should not consider that information a part of this proxy statement/prospectus.

EXECUTIVE AND DIRECTOR COMPENSATION OF PAD

The following table sets forth the compensation awarded to, earned by, or paid to PAD’s executive officers during the fiscal year ended December 31, 2024.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Stock Awards(1) ($)	Option Awards(1) ($)	Total ($)
Ronald Buschur, Acting Chief Executive Officer(3)	2024	94,750	(2)	43,377	31	138,158
Jon Engman, Chief Operating Officer and Acting Chief Financial Officer(4)	2024	239,583		20,335	—	259,918

____________

(1)     The aggregate grant date fair value of such awards was calculated in accordance with FASB ASC Topic 718. These amounts do not represent actual amounts paid or to be realized. Amounts shown are not necessarily indicative of values to be achieved, which may be more or less than the amounts shown as awards. For a discussion of the valuation assumptions with respect to such awards, see Note 12 to PAD’s consolidated financial statements that appear elsewhere in this proxy statement/prospectus.

(2)      Consists of (a) one-time payment by PAD of $20,000, (b) $56,000 for service as Acting Chief Executive Officer beginning September 1, 2024, and (c) fees earned in cash of $18,750 for his service as a Director of PAD.

(3)      Ronald Buschur served as PAD’s Chief Executive Officer beginning September 1, 2024.

(4)      Jon Engman was hired by the Company on January 10, 2024.

Employment Arrangements

On January 10, 2024, PAD entered into an employment agreement with Jon Engman, pursuant to which he served as PAD’s Chief Operating Officer and acting Chief Financial Officer. The agreement, which had a two-year term, provided that Mr. Engman received (i) an annual salary of $250,000, (ii) 1.0% of the PAD Shares outstanding as of January 15, 2024, subject to a 10-month vesting period (11,525 shares each month), and (iii) a discretionary bonus. Mr. Engman’s employment agreement provided that if PAD terminated the agreement without cause, PAD would pay Mr. Engman his base salary and benefits (including all insurance and paid time off) for six months. In connection with the termination of Mr. Engman’s employment effective as of February 1, 2025, PAD and Mr. Engman entered into an Employment Separation, Release and Waiver Agreement, effective as of February 1, 2025, pursuant to which PAD agreed to pay Mr. Engman (i) pursuant to the terms of his employment agreement, six months of his base salary plus insurance reimbursement in the amount then being spent by PAD for his insurance as of his termination date, or $499.40 per month, (ii) a performance bonus, paid time off and vacation benefits that accrued during his employment in an aggregate amount of $85,000, (iii) “piggy back” registration rights with respect to registering the resale of the PAD Shares that he received pursuant to his employment agreement, and (iv) reimbursement for his income tax liability with respect to such PAD Shares.

As of September 1, 2024, the PAD Board appointed Ronald Buschur as PAD’s Acting Chief Executive Officer and resolved that he would receive as compensation therefor: (i) one-time payment of $20,000 as of September 1, 2024; (ii) $14,000 monthly; and (iii) 20,000 PAD Shares monthly, with a maximum of 100,000 shares. Mr. Buschur’s service as Acting Chief Executive Officer ended upon PAD’s hiring of Brent Borden as Chief Executive Officer on March 1, 2025.

Incentive Award Plans

On December 31, 2023, the PAD Board established the Precision Aerospace Group, Inc. 2024 Omnibus Securities and Incentive Plan (the “Plan”). The Plan was approved by the PAD Board as well as its shareholders on that date. The aggregate number of PAD Shares that may be issued under the Plan shall not exceed the sum of (i) 2,000,000 PAD Shares plus (ii) an annual increase on the first day of each calendar year beginning January 1, 2025 and ending on and including December 31, 2035 equal to the lesser of (A) 1,000,000 PAD Shares (for each of the first three consecutive years), (B) 10% of the PAD Shares outstanding on the final day of the immediately preceding calendar year, and (C) such smaller number of PAD Shares as determined by the PAD Board.

Director Compensation

Ron Buscher is not listed in the Director Compensation Table as his compensation is reflected in the above Summary Compensation Table.

2024 Director Compensation Table

Name	Fees Earned or Paid in Cash	Stock Awards(1) ($)	Option Awards(1)(2) ($)	Total
Glenn Argenbright	$18,750	$3,529	$31	$22,310
Larry Thompson	$18,750	$3,529	$31	$22,310
Maynard Hellman	$48,750	$3,529	$31	$52,310

____________

(1)     The aggregate grant date fair value of such awards was calculated in accordance with FASB ASC Topic 718. These amounts do not represent actual amounts paid or to be realized. Amounts shown are not necessarily indicative of values to be achieved, which may be more or less than the amounts shown as awards. For a discussion of the valuation assumptions with respect to such awards, see Note 12 to PAD’s consolidated financial statements that appear elsewhere in this proxy statement/prospectus.

(2)      At December 31, 2024, each of PAD’s directors, including Mr. Buscher, held outstanding options to purchase 11,458 PAD Shares.

Pursuant to resolutions adopted by the PAD Board and letter agreements PAD entered into with each of its four directors, PAD provides the following annual compensation to its non-employee directors for their service as directors: (i) a cash payment of $10,000 per quarter to the Chairman and $6,250 per quarter to each of the other directors; (ii) options to purchase 3,125 PAD Shares per quarter at an exercise price of $10.00; and (iii) for each Board committee meeting attended, a cash payment of $5,000 for the chairman of such committee and $2,500 for each other committee member. In addition, directors receive a grant of 20,000 PAD Shares upon joining the PAD Board.

Non-Employee Director Compensation

We expect that New PAD’s executive officers will enter into employment agreements with New PAD that will provide substantially similar compensation and other terms as their current employment agreements with PAD, and that the New PAD Board will establish a compensation plan for its non-employee directors that provides substantially similar terms as the compensation that PAD currently pays to its non-employee directors for their service on the PAD Board.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of FACT Ordinary Shares as of             , 2026, which is prior to the consummation of the Business Combination, (ii) the beneficial ownership of PAD Shares, on an as-converted to common stock basis, as of             , 2026, which is prior to the consummation of the Business Combination, and (iii) the expected beneficial ownership of shares of New PAD Common Stock immediately following consummation of the Business Combination (assuming the No Redemptions Scenario and the [•] Redemptions Scenario as described below) by:

•        each of FACT’s current executive officers and directors;

•        each of PAD’s current executive officers and directors;

•        each person who will become an executive officer or director of New PAD post-Business Combination;

•        all executive officers and directors of FACT as a group pre-Business Combination, all executive officers and directors of PAD as a group pre-Business Combination, and all executive officers and directors of New PAD as a group post-Business Combination; and

•        each person who is expected to be the beneficial owner of more than 5% of New PAD Common Stock post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to option held by such person or entity were deemed outstanding prior to the Business Combination if such securities are currently exercisable, or exercisable within 60 days of             , 2026 and were deemed outstanding post-Business Combination if such securities are exercisable within 60 days of the Closing. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of FACT Ordinary Shares pre-Business Combination is based on             Ordinary Shares issued and outstanding as of             , 2026, which includes            FACT Class A Shares and             FACT Class B Shares.

The beneficial ownership of PAD Shares pre-Business Combination is based on             shares issued and outstanding as of             , 2026, on an as-converted to PAD Shares basis.

The expected beneficial ownership of shares of New PAD Common Stock post-Business Combination assumes two scenarios:

•        No Redemptions Scenario:    This scenario assumes that the Minimum FACT Cash Amount is met. This scenario also assumes no redemption of the [•] Public Shares, Sponsor HoldCo Forfeited Shares of [•], and no Sponsor HoldCo Contributed Shares.

•        [•] Redemptions Scenario:    This scenario assumes that the Minimum FACT Cash Amount is met. This scenario also assumes that holders of [•] Public Shares, or approximately [•]% of the Public Shares subject to redemption, will exercise their redemption rights for aggregate redemption proceeds of $[•] million, Sponsor HoldCo Forfeited Shares of [•], and no Sponsor HoldCo Contributed Shares.

Based on the foregoing assumptions, we estimate that there would be             shares of New PAD Common Stock issued and outstanding immediately following the consummation of the Business Combination in the No Redemptions Scenario, and             shares of New PAD Common Stock issued and outstanding immediately following the consummation of the Business Combination in the [•] Redemptions Scenario. If the actual facts are different from the foregoing assumptions, ownership in New PAD and the columns under Post-Business Combination in the table that follows will be different.

Unless otherwise indicated, FACT believes that all persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Name and Address of Beneficial Owner(1)	Pre-Business Combination				Post-Business Combination
	FACT Ordinary Shares	Percent	PAD Common Stock	Percent	No Redemptions Scenario		[•] Redemptions Scenario
					New PAD Common Stock	Percent	New PAD Common Stock	Percent
FACT Directors and Executive Officers Pre-Business Combination
Robert Rackind
Adam Gishen
Min Lee
Nell Cady-Kruse
James Rallo
Hella Alashkar
All FACT directors and officers as a group (6 individuals)
PAD Directors and Executive Officers Pre-Business Combination
[•]
[•]
[•]
[•]
[•]
[•]
[•]
[•]
All PAD directors and officers as a group ([•] individuals)
New PAD Directors and Executive Officers Post-Business Combination
[•]
[•]
[•]
[•]
[•]
[•]
[•]
[•]
[•]
[•]
All New PAD directors and executive officers as a group ([•] individuals)
5% Holders
[•]
[•]
[•]

____________

(1)      Unless otherwise noted, the business address of each FACT director and executive officer is 14 Wall Street, 20th Floor, New York, New York 10005, and the business address of each PAD director and executive officer and each New PAD director and executive officer is 7500 College Blvd, 5th Floor, Overland Park, KS 66210.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

PAD

Aerodyn

PAD’s Aerodyn subsidiary leases two properties, including its principal executive office, from real estate companies wholly owned by David Lawrence, one of its directors. For its Indianapolis, Indiana facility, Aerodyn currently pays a monthly rent of $24,248.60 with 2.0% bi-annual increases, for a term of 186 months expiring on December 31, 2034. For its Whitestown, Indiana facility, Aerodyn pays a monthly rent of $11,000 with 2.0% bi-annual increases, for a term of 120 months expiring on February 28, 2032. PAD paid these companies an aggregate of approximately $416,461 during the year ended December 31, 2024 and $314,938 during the nine months ended September 30, 2025, in connection with its leasing of these properties.

In addition, Aerodyn had a note payable with one of these entities, Aerodyn Real Estate II, LLC, which bears interest at an annual rate of 8% and was due on September 12, 2025. As of September 30, 2025 and December 31, 2024, approximately $0 and $333,000, respectively, was outstanding on the note.

Further, Aerodyn was a guarantor of term debt issued to the real estate companies owned by Mr. Lawrence. The term debt has an aggregate outstanding principal balance of approximately $2,970,000 at December 31, 2024 and $2,710,000 at September 30, 2025. The facility notes mature on September 12, 2026 through October 1, 2042. The estimated maximum potential amount of undiscounted future payments that the Company could be required to make in the event of nonperformance by the real estate companies, assuming that the payments were allowed to continue as provided in the related master loan agreement, aggregate approximately $4,100,000 at December 31, 2024 and $$3,700,000 on September 30, 2025. There are no recourse provisions for PAD to recover any payment that it might be required to make under these guarantees, and it does not hold any collateral for its guarantees.

Finally, Mr. Lawrence and his daughter, Nicole Abernathy, are employees of Aerodyn. Mr. Lawrence serves as Chief Technology Officer of Aerodyn at an annual base salary of $338,000 and Ms. Abernathy serves as Vice President of Aerodyn at an annual base salary of $165,000.

TAP Financial Partners, Ltd.

On January 1, 2024, PAD entered into a consulting agreement with TAP Financial Partners, Ltd. (“TAP”) providing that TAP will provide to PAD comprehensive advisory services, including business model evaluation, acquisition support, and financing assistance. The agreement provides that PAD will pay TAP a monthly retainer of $25,000, increasing by $5,000 on each 12-month anniversary of the agreement as well as additional increases upon PAD consummating an initial public offering whereby the retainer shall be increased to $30,000 or 0.75% of the gross trailing quarterly revenue, whichever is higher, but not to exceed $50,000 per month. Fees in excess of the monthly retainer are for additional resources required by PAD for accounting, administrative, and non-M&A related advisory services. Additional fees are also payable for financing M&A transactions facilitated by TAP, with other growth-driven payments potentially included. Pursuant to the agreement, PAD is required to reimburse TAP for reasonable out-of-pocket expenses related to their services. In addition, the agreement provides that a portion of the M&A transaction fees is payable in PAD Shares in an amount equal to the amount of the related fee divided by the offering price of the PAD Shares in PAD’s initial public offering.

Pursuant to the agreement, PAD incurred total consulting and other fees of $2,714,665 during the year ended December 31, 2024 and $823,471 from January 1, 2025 through December 12, 2025. As of December 12, 2025 and December 31, 2024, approximately $1,155,000 and $1,520,000, respectively was due TAP, which includes approximately $1,155,000 and $1,114,000 of stock payable, respectively, so services under the agreement that are due upon closing of pending acquisitions. In addition, through December 12, 2025, PAD prepaid M&A fees owed to TAP fees totaling approximately $131,000 during 2025.

In accordance with the consulting agreement, during the year ended December 31, 2024 and through December 12, 2025, PAD issued TAP options to purchase 160,000 and 120,000, respectively, PAD Shares with an aggregate grant date fair value of approximately $1,331 and $7,500, respectively, which are exercisable for a period of four years from the date of closing of the Merger.

William Arthur Fickling III, who owns in excess of 5.0% of the outstanding PAD Shares, owns more than 10% of TAP.

Aerospace Opportunity Partners, LP

PAD and its subsidiaries previously loaned funds to AOP, for which AOP issued various promissory notes. AOP owned a majority of PAD’s membership interests through November 3, 2023 and, following PAD’s conversion to a corporation, owned a majority of the PAD Shares through July 10, 2024. On July 11, 2024, AOP distributed its PAD Shares to its limited partners and, as of such date, AOP no longer owns any PAD Shares. On December 31, 2022, AOP issued a promissory note to Maney in the principal amount of approximately $317,579, the proceeds of which AOP used for its operating expenses. The note matured on December 31, 2025, and accrued interest at 3% per annum. On December 31, 2023, AOP issued three promissory notes: (a) one to PAD in the principal amount of $399,000 (the proceeds of which AOP used for operating expenses); (b) one to V&M in the principal amount of $327,000 (the proceeds of which AOP used to repay portions of its acquisition promissory note and a prior note it had issued to V&M); and (c) one to Maney in the principal amount of $264,504 (the proceeds of which AOP used to repay portions of its acquisition promissory note and the prior V&M note). Each of the foregoing notes matured on December 31, 2026, and accrued interest at 3% per annum. On December 31, 2024, AOP received a distribution from PAD in the amount of $1,356,852, representing the outstanding balance and accrued interest of the above promissory notes and resulting in a reduction of the outstanding balance of various promissory notes to zero as of December 31, 2024. AOP used the proceeds of this promissory note for its operating expenses.

During 2024 and 2023, PAD incurred expenses on behalf of AOP. The outstanding balance due from AOP as of December 31, 2023 was $39,606. As of December 31, 2024, the Company declared a distribution in the amount of $379,026, representing the outstanding balance of the expenses incurred on the behalf of AOP resulting in a reduction of the outstanding balance owed from AOP as of December 31, 2024 to zero.

From January 1, 2025 through December 12, 2025, PAD incurred expenses on behalf of AOP and advanced it funds totaling $355,048. During the nine-month period ended September 30, 2025, PAD declared a distribution to AOP in the amount of $265,048, resulting in a reduction of the outstanding balance owed from AOP as of December 12, 2025 to $90,000.

Maynard J. Hellman, a Director of PAD, has been a director of AOP GP, Ltd. (“AOP GP”), the general partner of AOP, since October 2023. A designee of AOP GP holds 692,397 PAD Shares over which AOP GP exercises voting and investment control.

PAD Support Agreements

The Business Combination Agreement provides that, within 45 days following the date of the Business Combination Agreement, PAD will deliver to us duly executed copies of one or more PAD Support Agreements among PAD, us and certain shareholders of PAD. Pursuant to the PAD Support Agreements, each PAD Supporting Stockholder will agree to vote: (i) in favor of each of the Business Combination Agreement and the Business Combination and any other matters necessary or reasonably requested by PAD for consummation of the Merger or any other transactions contemplated by the Business Combination Agreement and the approval of the Business Combination; (ii) against any proposal relating to an Alternative Transaction; and (iii) against any proposal that would be reasonably likely to materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by PAD or us of, prevent or nullify any provision of the Business Combination Agreement.

The PAD Support Agreements will also prohibit the PAD Supporting Stockholders from, among other things, selling, assigning or transferring any capital stock of PAD held by them, other than pursuant to the terms of the Sponsor Support Agreement or as expressly contemplated by the Business Combination Agreement, until the earlier of (i) the Closing and (ii) the valid termination Business Combination Agreement.

FACT

Founder Shares

On July 12, 2024, Sponsor HoldCo paid $25,000, or approximately $0.0037 per share, to cover certain of our offering and formation costs in exchange for an aggregate of 6,708,333 Founder Shares. Prior to this initial investment in us by Sponsor HoldCo, we had no assets, tangible or intangible. On August 6, 2024, Sponsor HoldCo transferred 30,000 Founder Shares to each of our independent directors and 130,000 Founder Shares to our Executive Chairman (an aggregate of 220,000 Founder Shares), in each case at their original purchase price. The Sponsor holds Founder Shares through Sponsor HoldCo, which purchased private placement units and private placement securities simultaneously with the closing of our IPO. Sponsor HoldCo has issued membership interests at a nominal purchase price to the non-managing Sponsor HoldCo investors reflecting interests in an aggregate of 5,593,333 Founder Shares held by Sponsor HoldCo. Sponsor HoldCo has agreed to reserve 20,000 Founder Shares to transfer and sell to the Senior Advisor, following the consummation of an initial business combination, in consideration for advisory services to be provided by the Senior Advisor in connection with the initial business combination; the aforementioned 5,593,333 Founder Shares excludes such reserved 20,000 Founder Shares. Effective January 10, 2025, upon expiry of the underwriters’ over-allotment option, 875,000 Founder Shares were forfeited by Sponsor HoldCo.

Private Placements

Simultaneously with the consummation of the IPO and the issuance and sale of the FACT Units, FACT consummated the private placement of an aggregate of 500,625 Private Placement Units at a price of $10.00 per Private Placement Unit and 162,500 Private Placement Securities at a price of $10.00 per Private Placement Security (as defined below), generating gross proceeds of $6,631,250, as follows: (i) 17,500 Private Placement Units ($175,000 in the aggregate) with the Sponsor, (ii) (A) 260,000 Private Placement Units and (B) 162,500 Private Placement Securities ($4,225,000 in the aggregate) with Sponsor HoldCo (iii) 178,500 Private Placement Units ($1,785,000 in the aggregate) with CCM and (iv) 44,625 Private Placement Units with Seaport ($446,250 in the aggregate). Certain non-managing Sponsor HoldCo investors have (i) purchased approximately $88 million of the units in the IPO at the offering price and (ii) purchased, indirectly through the purchase of non-managing Sponsor HoldCo membership interests, (A) an aggregate of 260,000 Private Placement Units at a price of $10.00 per unit and (ii) 162,500 Private Placement Securities ($4,225,000 in the aggregate), reflecting the issuance of restricted FACT Class A Shares at no additional price, in each case in a private placement that closed simultaneously with the closing of the IPO; of such aggregate amount, purchases, indirectly through the purchase of non-managing Sponsor HoldCo membership interests, of 260,000 Private Placement Units (at an aggregate price of $2,600,000) were from investors identified by, and from among the extensive professional network of, our leadership team and the team members of the Sponsor.

Promissory Note

On October 14, 2024, the Borrower, issued the Note in the principal amount of up to £200,000 to Robert Rackind, our Executive Chairman, who is the Borrower’s father-in-law. Pursuant to the Note, Mr. Rackind agreed to lend to the Borrower (i) an aggregate of £40,000, which Mr. Rackind disbursed to the Borrower in two disbursements of £20,000 each on July 1, 2024 and August 5, 2024, respectively, and (ii) £160,000 upon the consummation of our initial public offering. For purposes of the Cash Method only, the Note bears interest on the principal amount outstanding thereunder at a rate of eight percent per annum, and the Note is due and payable in full upon the consummation of the initial business combination either, at the payment method election and in the sole discretion of the Borrower, (i) on the date the Business Combination is consummated in cash in an amount equal to the sum of (A) the aggregate principal amount outstanding under the Note and (B) accrued interest, which amount shall not be greater than the sum of £200,000 and accrued interest, or (ii) in kind by selling (in one or multiple transactions) all of the FACT Class B Shares (including such other securities that the Founder Shares are convertible into upon consummation of the Business Combination) to which Borrower is indirectly entitled pursuant to his membership interests of the Sponsor and remitting to Mr. Rackind or his designee, promptly upon receipt, 25% of the aggregate amount of the proceeds actually received by Borrower from such sale, commencing upon expiry of any contractual or regulatory lock-up restrictions existing on the Founder Shares. The Borrower shall remain the sole owner of any such FACT Class B Shares (including such other securities that the Founder Shares are convertible into upon consummation of the Business Combination) held by him until he sells such FACT Class B Shares, and Mr. Rackind shall have no right to direct or control the timing, price, method or quantity of any sale by the Borrower of such FACT Class B Shares, nor shall Mr. Rackind have any security interest in any such FACT Class B Shares held by the Borrower. In the event that we liquidate and dissolve without having consummated an initial business combination, the Borrower shall have no obligation to repay the principal amount outstanding under the Note or any accrued interest. The Note contains certain customary events of default and related remedies and acceleration provisions.

Class B Membership Units in Sponsor HoldCo

Mr. Rackind purchased, from Sponsor Holdco, Class B membership units in Sponsor HoldCo for an aggregate principal amount of $50,000, and is a non-managing Sponsor HoldCo investor.

Working Capital Loans

In order to fund working capital deficiencies or finance transaction costs in connection with an intended initial business combination, either Sponsor HoldCo, the Sponsor, any of their respective affiliates or certain of our directors and officers may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. Otherwise, such loans may be repaid only out of funds held outside the Trust Account. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $2,000,000 of such loans may be convertible into FACT Class A Shares or units upon the consummation of our initial business combination at a price of $10.00 per FACT Class A Share or unit, as applicable, at the option of the lender. Such FACT Class A Shares would be identical to the private placement shares in the private placements described above, and such units would be identical to the Private Placement Units. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than Sponsor HoldCo, the Sponsor or an affiliate of either of Sponsor HoldCo or the Sponsor, as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

New PAD Management Team Payments

After the Closing, our directors or members of our management team who remain with us may be paid consulting or management fees from New PAD. We have not established any limit on the amount of such fees that may be paid by New PAD to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the Business Combination because the New PAD Board will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to our board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, on November 26, 2025, Sponsor HoldCo entered into the Sponsor Support Agreement with us and PAD. Under the Sponsor Support Agreement, among other things, Sponsor HoldCo agreed to vote, at any meeting of the FACT Shareholders, and in any action by written consent of the FACT Shareholders, all of its FACT Class A Shares and FACT Class B Shares (i) in favor of each of the Business Combination Agreement, any ancillary document required by the Business Combination Agreement, the Domestication and the Business Combination, including the Merger, and any other matters necessary or appropriate for consummation of the Business Combination and (ii) against any proposal relating to an Alternative Transaction or any proposal that would be reasonably likely to materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by PAD or us of, prevent or nullify any provision of the Business Combination Agreement. In addition, the Sponsor Support Agreement prohibits Sponsor HoldCo from, among other things, selling, assigning or transferring any FACT Class A Shares or FACT Class B Shares held by it, other than pursuant to the terms of the Sponsor Support Agreement or as expressly contemplated by the Business Combination Agreement, until the earlier of (a) the Closing and (b) the valid termination of the Business Combination Agreement.

Lock-Up Agreements

In connection with the Closing, (i) we, PAD, Sponsor HoldCo and certain holders of our equity interests will each enter into a Sponsor Lock-Up Agreement, and (ii) we, PAD and certain holders of PAD’s equity interests will each enter into a PAD Shareholder Lock-Up Agreement.

Pursuant to the Lock-Up Agreements, Sponsor HoldCo, the holders of our equity interests signatory thereto, and the holders of PAD’s equity interests signatory thereto, as applicable, will agree not to transfer (except for certain permitted transfers) (i) any PAD Shares issuable upon the conversion of PAD equity interests or FACT Class B Shares, as applicable, and held by such holders after the Closing until 180 days after the Closing Date and (ii) any PAD Shares issuable upon conversion of shares of restricted FACT Class A Shares and held by such holders after the Closing until 90 days after the Closing Date.

Advisory Agreement

On November 26, 2025, we entered into the Advisory Agreement with the Sponsor pursuant to which the Sponsor will provide certain services to us including, without limitation, in each case relating to the Business Combination, assisting us in preparing presentations, introducing us to potential investors, assisting us in arranging meetings with stockholders of PAD to the extent applicable, and assisting us with the preparation of any press releases and filings. The Advisory Agreement provides for us to pay to the Sponsor a fee of up to $240,000 (which, in our sole discretion, may be payable in up to 12 monthly installments). The Advisory Agreement was reviewed and approved by the FACT Board and our Audit Committee.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

This section of the proxy statement/prospectus describes the material differences between the rights of FACT Shareholders and the rights of New PAD stockholders upon completion of the Business Combination.

FACT is an exempted company incorporated under the Cayman Companies Act. The rights of FACT Shareholders are currently governed by the Cayman Companies Act, Cayman Islands law generally and the FACT Articles. Upon completion of the Business Combination, the rights of FACT Shareholders who become shareholders of domesticated New PAD will be governed by the DGCL and the New PAD Charter and New PAD Bylaws, as they will be in effect as of the Closing. The Cayman Companies Act and Cayman Islands law generally differ in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the FACT Articles differ in certain material respects from the New PAD Charter and New PAD Bylaws. As a result, when you become a stockholder of New PAD, your rights will differ in some regards as compared to when you were a FACT Shareholder.

Below are summary charts outlining important similarities and differences in the corporate governance and shareholder/stockholder rights associated with each of FACT and New PAD according to applicable law and the organizational documents of FACT and New PAD. This section does not include a complete description of all differences between the rights of FACT Shareholders and New PAD stockholders following completion of the Business Combination, nor does it include a complete description of the specific rights of these shareholders. Furthermore, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the Cayman Companies Act and the DGCL and the Organizational Documents of each company. This summary is qualified in its entirety by reference to the full text of FACT Articles and the New PAD Charter, attached to this proxy statement/prospectus as Annex H, and the New PAD Bylaws, attached to this proxy statement/prospectus as Annex I, as well as the Delaware corporate law and corporate laws of the Cayman Islands, including the Cayman Companies Act, to understand how these laws apply to FACT and New PAD.

Comparison of Shareholder Rights Under Applicable Corporate Law

	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware.	Companies Act of the Cayman Islands (As Revised).
Stockholder/Shareholder Approval of Business Combinations

Mergers that require a vote of stockholders require approval by a majority of all outstanding shares entitled to vote on the matter. Mergers in which the corporation’s certificate of incorporation is not amended, the corporation’s stock remains outstanding as an identical share of the surviving corporation, and any new securities issued in the merger do not exceed 20% of shares outstanding before the merger do not require approval of stockholders. Mergers that contemplate a qualifying holding company reorganization do not require approval of stockholders of the corporation that is the parent prior to the merger. Mergers in which the target is widely traded, the acquirer consummates a qualifying tender offer, and a sufficient number of target stockholders tender do not require approval of target

Under the Cayman Companies Act, certain fundamental changes such as a merger or consolidation is required to be approved by a special resolution, and any other authorization as may be specified in the relevant articles of association.

In respect of a merger, parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval — there is no exception for smaller mergers.

Where a bidder has acquired 90% or more of the shares in a Cayman Islands company, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

	Delaware	Cayman Islands
stockholders. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court and approved by 50%+1 in number and 75% in value of shareholders in attendance and voting at a shareholders’ meeting.

Stockholder/Shareholder Votes for Routine Matters

Approval of routine corporate matters other than director elections that are put to a stockholder vote require the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Director elections require a plurality vote.

Under Cayman Islands law and the FACT Articles, routine corporate matters may be approved by an ordinary resolution (being a resolution passed by a simple majority of such holders of FACT Ordinary Shares, who, being present in person or, where proxies are allowed, by proxy, and entitled to vote thereon at a general meeting, vote at the general meeting).

Appraisal Rights and Dissenters’ Rights

A stockholder of a publicly traded corporation has appraisal rights in connection with a merger unless the merger consideration is all stock in another publicly traded corporation or another exception applies.

Under certain circumstances, shareholders may dissent to a merger of a Cayman Islands company by following the procedure set out in the Cayman Companies Act. Shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair value of their shares, which, if necessary, may ultimately be determined by the court.

Inspection of Books and Records	Any stockholder, upon written demand stating the purpose thereof, inspect the corporation’s stock ledger and other books and records for a proper purpose during the usual hours for business.

Shareholders generally do not have any rights to inspect or obtain copies of the register of shareholders or other corporate records of a company.

The directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of FACT or any of them will be open to the inspection of shareholders not being directors, and no shareholder (not being a director) will have any right of inspecting any account or book or document of FACT except as conferred by law or authorized by the directors or by FACT in general meeting.

	Delaware	Cayman Islands
Stockholder/Shareholder Lawsuits	A stockholder may bring a derivative suit by or in the right of the corporation subject to statutory pleading requirements.

FACT’s Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) FACT management usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•   a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•   the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•   those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against FACT where the individual rights of that shareholder have been infringed or are about to be infringed.

Fiduciary Duties of Directors	Directors owe fiduciary duties of care and loyalty to the company and its stockholders.

Under Cayman Islands law, a director owes fiduciary duties to a company, including to exercise powers for the purposes conferred, exercise independent judgment, not make secret profits, avoid conflicts of interest and act in good faith in the best interests of the company as a whole.

In addition to fiduciary duties, directors owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.

	Delaware	Cayman Islands
Indemnification of Directors and Officers

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

A Cayman Islands company generally may indemnify its directors or officers except with regard to fraud, willful neglect or willful default.

Under the FACT Articles, every director and officer of FACT, together with every former director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of FACT against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to FACT for any loss or damage incurred by FACT as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default under the articles unless or until a court of competent jurisdiction shall have made a finding to that effect.

Limited Liability of Directors

Permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends or improper personal benefit.

No directors will be liable to FACT for any loss or damage incurred by FACT as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful default or willful neglect of such director, as determined by a court of competent jurisdiction.

Comparison of Shareholder Rights Under the Applicable Organizational Documents

	Existing FACT Articles	New PAD Charter and New PAD Bylaws
Authorized Shares	The FACT Articles authorize 221,000,000 shares, consisting of 200,000,000 FACT Class A Shares, 20,000,000 FACT Class B Shares and 1,000,000 preference shares.

The New PAD Charter authorizes the issuance of is 110,000,000 shares, consisting of 100,000,000 shares of New PAD Common Stock and 10,000,000 shares of preferred stock.

See Article FOURTH, paragraph A, of the New PAD Charter.

Voting

The FACT Articles provide that holders of FACT Class A Shares and FACT Class B Shares will vote together as a single class on all matters submitted to the shareholders for their vote or approval, except as required by applicable law or provided by the FACT Articles, and that shareholders are entitled to one vote per share on all matters submitted to the shareholders for their vote or approval, except in respect of a special resolution in respect of a proposal to register FACT by way of continuation as a body corporate under the laws of a jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands, in which case, a holder of FACT Class B Shares shall have ten votes for every FACT Class B Share held and a holder of FACT Class A Shares shall have one vote for each FACT Class A Share held.

The New PAD Charter provides that holders of New PAD Common Stock and of any one or more series of preferred stock entitled to vote together with the holders of New PAD Common Stock vote together as a single class on all matters submitted to a vote of the stockholders except as provided in the New PAD Charter or applicable law, and that each holder of outstanding shares of New PAD Common Stock is entitled to one vote for each outstanding share of New PAD Common Stock.

See Article FOURTH, paragraph B.1, of the New PAD Charter.

Authorize the Company to Make Issuances of Preferred Stock Without Stockholder Consent

The FACT Articles authorize the issuance of 1,000,000 preference shares with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, the FACT Board is empowered under the existing FACT Articles, without shareholder approval, to issue preference shares with dividend, liquidation, redemption, voting or other rights that could adversely affect the voting power or other rights of the holders of Ordinary Shares.

The New PAD Charter authorizes the issuance of 10,000,000 shares of preferred stock with such powers, preferences, rights, qualifications, limitations and restrictions, as determined from time to time by the New PAD Board. Accordingly, the New PAD Board will be empowered, without stockholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights that could adversely affect the voting power or other rights of the holders of shares of New PAD Common Stock.

See Article FOURTH, paragraph C, of the New PAD Charter.

	Existing FACT Articles	New PAD Charter and New PAD Bylaws
Shareholder/Stockholder Written Consent in Lieu of a Meeting	The FACT Articles provide that shareholder resolutions may be passed by unanimous written resolution.	The New PAD Charter provides that, except as otherwise provided therein, stockholders may not act by written consent in lieu of taking action at a meeting of stockholders.
Classified Board	The existing FACT Articles provide that the FACT Board will be divided into three classes with only one class of directors being elected in each year and each class serving for a three-year term.

The New PAD Charter does not provide that the New PAD Board will be divided into classes, and the New PAD Bylaws provide that members of the New PAD Board are elected at the annual stockholders’ meeting unless otherwise provided by the New PAD Charter or the New PAD Bylaws.

See Article III, Section 3.01(b) of the New PAD Bylaws.

Perpetual Existence

The existing FACT Articles provide that if FACT does not consummate a business combination (as defined in the FACT Articles) within 18 months from the consummation of its IPO (or the date that is 24 months after the closing date of our IPO if FACT has executed, within 18 months after the closing date of the IPO, a definitive agreement for a Business Combination) FACT shall cease all operations except for the purposes of winding up and shall redeem the shares issued in the IPO and liquidate the Trust Account.

The New PAD Charter does not limit its existence and therefore New PAD has the default of perpetual existence under the DGCL.
Provisions Related to Status as Blank Check Company	The existing FACT Articles set forth various provisions related to our status as a blank check company prior to the consummation of a business combination.	Not applicable.

SHARES ELIGIBLE FOR FUTURE SALES

Based on the unaudited pro forma condensed combined financial information and the assumptions set out therein and elsewhere in this proxy statement/prospectus, immediately following the consummation of the Business Combination, New PAD will have (i) up to [•] shares of New PAD Common Stock issued and outstanding, assuming the No Redemptions Scenario, the surrender and forfeiture by Sponsor HoldCo of [•] Sponsor HoldCo Forfeited Shares and no surrender and forfeiture of Sponsor HoldCo Contributed Shares and that no FACT Shareholders exercise dissenters’ rights pursuant to the Cayman Companies Act, or (ii) up to [•] shares of New PAD Common Stock outstanding, assuming the [•] Redemptions Scenario, the surrender and forfeiture by Sponsor HoldCo of [•] Sponsor HoldCo Forfeited Shares and no surrender and forfeiture of Sponsor HoldCo Contributed Shares. Except pursuant to the Lock-Up Agreements and the lock-up provisions in the New PAD Bylaws, and except with respect to the shares of New PAD Common Stock to be issued to the PAD Supporting Stockholders, all of the New PAD Common Stock issued in connection with the Business Combination will be freely transferable by persons other than by New PAD’s “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of shares of New PAD Common Stock in the public market could adversely affect prevailing market prices of New PAD Common Stock. Prior to the Business Combination, there has been no public market for New PAD Common Stock. FACT will apply for listing of the New PAD Common Stock on Nasdaq. New PAD, PAD, and FACT believe that New PAD will satisfy the applicable Nasdaq initial listing requirements at the Closing, but there can be no assurance such listing will occur. Additionally, New PAD cannot assure you that a regular trading market will develop in the New PAD Common Stock.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of the PAD employees, consultants or advisors who purchases New PAD Common Stock in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights and Resale Registration Statement

At the Closing, New PAD, the Sponsor, Sponsor HoldCo, certain FACT Insiders and certain former PAD Stockholders will enter into the Registration Rights Agreement, pursuant to which, upon completion of the Business Combination, the New PAD Common Stock held by the parties thereto will bear customary demand, piggy-back and shelf registration rights.

Pursuant to the Registration Rights Agreement, New PAD will agree to use its commercially reasonable efforts to file a resale registration statement under the Securities Act, not later than 30 days following the consummation of the Business Combination to register certain registrable securities held by the other parties thereto. We estimate that an aggregate of approximately [•] million shares of New PAD Common Stock will be subject to registration rights immediately following Closing pursuant to the Registration Rights Agreement, representing approximately [•]% of the total issued and outstanding shares of New PAD Common Stock following the Business Combination, assuming the [•] Redemptions Scenario, the surrender and forfeiture of [•] Sponsor HoldCo Forfeited Shares and no surrender and forfeiture of Sponsor HoldCo Contributed Shares by Sponsor HoldCo. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Registration Rights Agreement.”

Sales of a large number of shares of New PAD Common Stock could cause the prevailing market price of New PAD Common Stock to decline. See “Risk Factors — Future sales, or the perception of future sales, by New PAD or its stockholders in the public market could cause the market price for New PAD’s securities to decline.”

Securities Act Restrictions on Resale of New PAD Securities

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted shares of New PAD Common Stock for at least six months would be entitled to sell their shares provided that (i) such person is not deemed to have been an affiliate of New PAD at the time of, or at any time during the three months preceding, a sale and (ii) New PAD is subject to the Exchange Act periodic reporting requirements for at least three months before the sale, has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as New PAD was required to file reports) preceding the sale, and has submitted electronically every interactive data file required to be submitted pursuant to Rule 405 of the Securities Act during the 12 months (or such shorter period as New PAD was required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of New PAD Common Stock for at least six months but who are affiliates of New PAD at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of New PAD Common Stock then outstanding; or

•        the average weekly reported trading volume of New PAD Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New PAD under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New PAD.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed Form 10 Information (as defined in Rule 144(i)(3) of the Securities Act) with the SEC reflecting its status as an entity that is not a shell company.

DESCRIPTION OF NEW PAD SECURITIES

As a result of the Business Combination, FACT Shareholders who receive shares of New PAD Common Stock in connection with the Business Combination, and PAD Stockholders, will become stockholders of New PAD. Your rights as New PAD stockholders will be governed by Delaware law and the New PAD Charter and the New PAD Bylaws. The following summary of the material terms of New PAD’s securities is not intended to be a complete summary of the rights and preferences of such securities. We urge you to review the applicable provisions of Delaware law and the New PAD Charter and the New PAD Bylaws carefully and in their entirety because they describe your rights as a holder of shares of New PAD Common Stock.

Authorized and Outstanding Capital Stock

The New PAD Charter authorizes the issuance of up to 110,000,000 shares of New PAD capital stock, consisting of (i) 100,000,000 shares of New PAD Common Stock, and (ii) 10,000,000 shares of preferred stock, $0.00001 par value per share (the “New PAD Preferred Stock”). The shares of New PAD Common Stock issued in connection with the Business Combination will be duly authorized, validly issued, fully paid and non-assessable.

New PAD Common Stock

The New PAD Charter provides the following with respect to the rights, powers, preferences and privileges of the New PAD Common Stock.

Voting Power

Except as otherwise required by law, the rules and regulations of any applicable stock exchange, or the New PAD Charter (which would include the certificate of designation for any series of New PAD Preferred Stock), the holders of shares of New PAD Common Stock possess all voting power with respect to New PAD. Holders of shares of New PAD Common Stock are entitled to one vote for each share of New PAD Common Stock held on all matters on which New PAD stockholders generally are entitled to vote, including the election or removal of directors.

Dividends and Distributions

Subject to applicable law and the rights, if any, of the holders of any outstanding series of New PAD Preferred Stock, holders of New PAD Common Stock will be entitled to receive dividends and distributions out of any funds of New PAD legally available therefor when, as and if declared thereon by the New PAD Board.

Liquidation, Dissolution and Winding Up

Subject to applicable law and the rights, if any, of holders of any outstanding series of New PAD Preferred Stock, upon the dissolution, liquidation or winding up of New PAD, whether voluntary or involuntary, after payment or provision for payment of its debts and other liabilities and amounts payable upon shares of New PAD Preferred Stock ranking senior to the shares of New PAD Common Stock upon such dissolution, liquidation or winding up, if any, New PAD’s remaining assets will be distributed to the holders of New PAD Common Stock and the holders of any other class or series of capital stock ranking equally with the New PAD Common Stock ratably in proportion to the number of shares of New PAD Common Stock held by them.

Preemptive or Other Rights

New PAD stockholders will have no preemptive or other subscription rights. No sinking fund provisions will be applicable to New PAD Common Stock.

Preferred Stock

The New PAD Board has the authority to issue shares of New PAD Preferred Stock from time to time in one or more series. The New PAD Board will be authorized to fix the number of shares constituting any such series of New PAD Preferred Stock and the designation of such series, the powers (including voting powers), if any, preferences, and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of each such series. The New PAD Board will be able, without stockholder approval, to issue shares of

New PAD Preferred Stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the New PAD Common Stock and could have anti-takeover effects. The ability of the New PAD Board to issue shares of New PAD Preferred Stock without stockholder approval and/or the issuance thereof could have the effect of decreasing the trading price of the New PAD Common Stock, restricting dividends on the capital stock of New PAD, diluting the voting power of the New PAD Common Stock, impairing the liquidation rights of the capital stock of New PAD, or delaying, deferring or preventing a change in control of New PAD or the removal of existing management.

Registration Rights

Concurrently with the Closing, New PAD, Sponsor Holdco, and certain former PAD Stockholders will enter into a new Registration Rights Agreement, pursuant to which, among other things, such former PAD Stockholders and Sponsor Holdco will be granted certain registration rights with respect to certain New PAD securities held by them following the Business Combination.

Election of Directors and Vacancies

Subject to the rights of the holders, if any, of any one or more series of New PAD Preferred Stock to elect directors, the number of directors of the New PAD Board shall be fixed solely by the New PAD Board but may consist of no less than one nor more than nine directors, and shall initially consist of seven directors. Pursuant to the New PAD Bylaws, directors are elected at the annual stockholders’ meeting unless otherwise provided by the New PAD Charter or the New PAD Bylaws.

Pursuant to the New PAD Bylaws, directors are elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in the election. Stockholders do not have cumulative voting rights.

Subject to the rights, if any, of the holders of any series of New PAD Preferred Stock, newly created directorships and any vacancies on the New PAD Board, including unfilled vacancies resulting from the death, disability, resignation, retirement, disqualification or removal of any director, may be filled only by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. All directors will hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified (or until their earlier death, resignation, disqualification or removal). A director elected to fill a vacancy not resulting from an increase in the number of directors will serve for the remaining term of his or her predecessor and until his or her successor shall have been elected and qualified, or until such director’s earlier death, disability, resignation, retirement, disqualification or removal.

Any director or the entire Board may be removed, but only for cause, by the affirmative vote of the holders of at least a majority of the voting power of the capital stock of New PAD entitled to vote thereon, voting as a single class.

Quorum; Voting

The holders of a majority of the shares entitled to vote thereat, represented in person or by proxy, will constitute a quorum at a meeting of the New PAD stockholders. Except as required by the DGCL, the applicable stock exchange rules, or by the New PAD Charter or the New PAD Bylaws, in which case such different or minimum vote shall be the applicable vote on the matter, if a quorum is present, in all matters other than the election of directors, the affirmative vote of a majority of the shares present in person or represented by proxy at a meeting of stockholders and entitled to vote on the subject matter shall be the act of the stockholders. Where a separate vote by a class or classes or series is required, except where otherwise provided by statute or by the New PAD Charter or the New PAD Bylaws or any applicable stock exchange rules, the holders of a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the New PAD Charter or the New PAD Bylaws or any applicable stock exchange rules, the affirmative vote of the holders of a majority (plurality, in the case of the election of directors) of the shares of such class or classes or series present in person or represented by proxy at the meeting shall be the act of such class or classes or series.

Anti-takeover Effects of the New PAD Charter

The New PAD Charter contains provisions that may delay, defer or discourage another party from acquiring control of New PAD. We expect that these provisions, which are summarized above, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of New PAD to first negotiate with the New PAD Board, which we believe may result in an improvement of the terms of any such acquisition in favor of New PAD’s stockholders. However, they also give the New PAD Board the power to discourage acquisitions that some stockholders may favor. See “Risk Factors — Anti-takeover provisions in the New PAD Charter and New PAD Bylaws that will be in effect following the Business Combination and Delaware law might discourage, delay or prevent a change in control of PAD or changes in PAD’s management and, therefore, depress the market price of New PAD Common Stock” for more information regarding certain anti-takeover provisions.

Authorized but Unissued Capital Stock

The DGCL does not require stockholder approval for any issuance of authorized shares. However, Nasdaq listing requirements, which would apply if, and so long as, New PAD Common Stock (or warrants) remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of New PAD Common Stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including to acquire other companies and to raise additional capital.

One of the effects of the existence of unissued and unreserved shares of New PAD Common Stock may be to enable the New PAD Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New PAD by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their shares of New PAD Common Stock at prices higher than prevailing market prices.

Stockholder Meetings, Action by Written Consent and Advance Notice Requirements for Stockholder Proposals

Annual meetings of New PAD’s stockholders will be held at a date and time selected by the New PAD Board.

Except as otherwise provided by or pursuant to the provisions of the New PAD Charter or the New PAD Bylaws, special meetings of the stockholders of New PAD for any purpose or purposes may be called only by (i) the Chairperson of the New PAD Board, (ii) New PAD’s Chief Executive Officer, (iii) the President of New PAD, (iv) the New PAD Board, and (v) the New PAD Board upon the written request of holders of not less than a majority of the voting power of the then outstanding shares of New PAD capital stock generally entitled to vote on the nomination, question or business for which such special meeting is requested.

The New PAD Bylaws provide that meetings of New PAD stockholders will be held at a place or, in accordance with the DGCL, solely by means of remote communication, as determined by the New PAD Board and, absent any such determination, will be held at New PAD’s principal executive office.

The New PAD Charter provides that except as otherwise provided for therein, no action required or permitted to be taken by the stockholders of New PAD at any annual or special meeting of stockholders may be effected by consent of stockholders in lieu of a meeting of stockholders.

The New PAD Bylaws set forth advance notice procedures that stockholders must comply with in order to nominate candidates to the New PAD Board or to propose matters to be acted upon at a stockholders’ meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of New PAD’s outstanding voting securities.

Amendment to Certificate of Incorporation and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding stock and the outstanding stock of each class entitled to vote on amendments to a corporation’s certificate of incorporation is required to approve such amendment, unless a corporation’s certificate of incorporation requires a greater percentage.

Under the DGCL, the power to adopt, amend or repeal bylaws is vested in the stockholders entitled to vote by a majority of the shares present in person or represented by proxy at a meeting and entitled to vote thereon, but a corporation may, in its certificate of incorporation, provide its directors with the power to adopt, amend or repeal bylaws.

The New PAD Charter does not alter the DGCL provisions with respect to amendments thereof, and expressly authorizes the New PAD Board to adopt, amend or repeal the bylaws of New PAD.

Limitations on Liability and Indemnification of Officers and Directors

The New PAD Charter limits the liability of the directors and officers of New PAD to the fullest extent permitted by law, and the New PAD Bylaws provide that it will indemnify them to the fullest extent permitted by such law. Ace Green has entered into indemnification agreements its directors and executive officers, and we expect that New PAD will enter into agreements to indemnify its directors and executive officers.

Exclusive Forum of Certain Actions

Under the New PAD Charter, unless New PAD consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall be the sole and exclusive forum for the following claims or causes of action under Delaware statutory or common law: (i) any derivative action, suit or proceeding brought on behalf of New PAD; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of New PAD to New PAD or its stockholders; (iii) any civil action to interpret, apply or enforce any provision of the DGCL; (iv) any civil action to interpret, apply, enforce or determine the validity of the provisions of the New PAD Charter or New PAD Bylaws; of (v) any action asserting a claim governed by the internal affairs doctrine; provided, however, that this provision shall not apply to the resolution of any complaint asserting a cause of action arising under the Securities Act for which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such cause of action. Unless New PAD consents in writing to the selection of an alternative forum, to the fullest extent permitted by applicable law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in any shares of stock of New PAD shall be deemed to have notice of and consented to these provisions of the New PAD Charter.

Transfer Agent and Warrant Agent

The transfer agent for the New PAD Common Stock will be Odyssey Transfer and Trust Company.

Listing

In connection with the Business Combination, FACT will apply to list the shares of New PAD Common Stock on Nasdaq under the symbol “PAD.”

APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS

The FACT Shareholders do not have appraisal rights in connection with the Business Combination or the Domestication under the DGCL. The FACT Shareholders do not have dissenters’ rights in connection with the Business Combination or the Domestication under Cayman Islands law.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the FACT Board, any committee chairperson or the non-management directors as a group by writing to the FACT Board or committee chairperson in care of FACT II Acquisition Corp., 14 Wall Street, 20th Floor, New York, New York 10005. Following the Closing, such communications should be sent to Precision Aerospace & Defense Group, Inc. 7500 College Blvd, 5th Floor, Overland Park, KS 66210. Each communication will be forwarded, depending on the subject matter, to the New PAD Board, the appropriate committee chairperson or the New PAD Secretary.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, FACT and the services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of FACT’s annual report to shareholders and FACT’s proxy statement. Upon written or oral request, FACT will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that FACT deliver single copies of such documents in the future. Shareholders may notify FACT of their requests by calling or writing to FACT at its principal executive offices at 14 Wall Street, 20th Floor, New York, New York 10005.

LEGAL MATTERS

Paul Hastings LLP will pass upon the validity of the securities of FACT to be issued in connection with the Business Combination.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the FACT Board does not know of any matters that will be presented for consideration at the EGM other than as described in this proxy statement/prospectus. If any other matters properly come before the EGM, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

EXPERTS

The financial statements of FACT as of December 31, 2024 and for the period from June 19, 2024 (inception) through December 31, 2024 have been audited by WithumSmith+Brown, PC, an independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of PAD as of December 31, 2024 and 2023 and for each of the two years in the period ended December 31, 2024, included in this proxy statement/prospectus, have been audited by Kreit & Chiu CPA LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Assuming that New PAD holds its 2026 annual meeting of stockholders after the Closing Date, then in order to be included in the proxy materials for such annual meeting of stockholders, stockholder proposals submitted to New PAD in compliance with Rule 14a-8 under the Exchange Act (which concerns stockholder proposals that are requested to be included in New PAD’s proxy statement with respect to such meeting) must be received in written form at New PAD’s executive offices a reasonable time before New PAD begins to print and send its proxy materials.

Pursuant to the New PAD Bylaws, notice of any stockholder proposal or nomination for director to be submitted outside of the Rule 14a-8 process for consideration at New PAD’s 2026 annual meeting of stockholders must be received in writing by New PAD’s Secretary by not earlier than the close of business on the 120th day before the 2026 annual meeting and not later than the later of (i) the close of business on the 90th day before the 2026 annual meeting or (ii) the close of business on the 10th day following the first day on which New PAD publicly announces the date of the 2026 annual meeting, and must otherwise comply with applicable SEC rules and the advance notice provisions of the New PAD Bylaws, to be considered for inclusion in the proxy materials relating to New PAD’s 2026 annual meeting.

Please refer to Section 2.05 of the New PAD Bylaws with respect to the requirements for making stockholder proposals and nominating director candidates.

HOUSEHOLDING INFORMATION

Unless FACT has received contrary instructions, FACT may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if FACT believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce FACT’s expenses. However, if shareholders prefer to receive multiple sets of FACT’s disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of FACT’s disclosure documents, the shareholders should follow these instructions:

•        if the shares are registered in the name of the shareholder, the shareholder should contact FACT at the following address:

FACT II Acquisition Corp.
14 Wall Street, 20th Floor
New York, NY 10005
Tel: (212) 618-1798

•        if a broker, bank or nominee holds the shares, the shareholder should contact the broker, bank or nominee directly.

WHERE YOU CAN FIND MORE INFORMATION

FACT has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

FACT files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on FACT at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to FACT has been supplied by FACT, and all such information relating to PAD has been supplied by PAD. Information provided by one another does not constitute any representation, estimate or projection of the other.

(1)    This document is a (i) prospectus of FACT with respect to the New PAD Common Stock to be issued to FACT Shareholders and PAD equityholders if the Business Combination described herein is consummated, and (ii) a proxy statement of FACT for the EGM. FACT and PAD have not authorized anyone to give any information or make any representation about the Business Combination, FACT or PAD that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

(2)    If you would like additional copies of this proxy statement/prospectus, or if you have questions about the Business Combination, you should contact FACT in writing at the following address and telephone number:

FACT II Acquisition Corp.
14 Wall Street, 20th Floor
New York, NY 10005
Tel: (212) 618-1798

You may also obtain these documents by requesting them in writing or by telephone from FACT’s proxy solicitation agent at the following address and telephone number:

[    ]

If you are a FACT Shareholder and would like to request documents, please do so no later than 7 business days before the EGM in order to receive them before the EGM. If you request any documents from FACT, FACT will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other documents that are not included with this proxy statement/prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less prescriptive body of securities laws as compared to the United States and some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

We have been advised by Conyers, Dill & Pearman LLP, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. The Cayman Islands courts will not enforce criminal fines and tax judgments and judgments that are contrary to Cayman Islands public policy. However, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Substantially all of our assets are located outside the United States. In addition all or a substantial portion of the assets of the members of our board of directors and of our officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Notwithstanding the foregoing, we cannot assure you that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

INDEX TO FINANCIAL STATEMENTS

FACT II ACQUISITION CORP.

Page
Condensed Balance Sheets as of September 30, 2025 (Unaudited) and December 31, 2024	F-2
Condensed Statements of Operations for the Three and Nine Months Ended September 30, 2025 and for the period from June 19, 2024 (inception) through September 30, 2024 (Unaudited)	F-3
Condensed Statements of Changes in Shareholders’ Deficit for the Three and Nine Months Ended September 30, 2025 and for the period from June 19, 2024 (inception) through September 30, 2024 (Unaudited)	F-4
Condensed Statements of Cash Flows for the Nine Months Ended September 30, 2025 and for the period from June 19, 2024 (inception) through September 30, 2024 (Unaudited)	F-5
Notes to Condensed Financial Statements (Unaudited)	F-6

Precision Aerospace & Defense Group, Inc.
(F/K/A Precision Aerospace Group, Inc.)

Page
Financial Statements:
Condensed Consolidated Balance Sheets as of September 30, 2025 (Unaudited) and December 31, 2024	F-40
Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2025 and 2024 (Unaudited)	F-42
Condensed Consolidated Statements of Mezzanine Equity and Stockholders’ Equity (Deficit) for the three and nine months ended September 30, 2025 and 2024 (Unaudited)	F-43
Condensed Consolidated Statements of Cash Flows for nine months ended September 30, 2025 and 2024 (Unaudited)	F-44
Notes to Condensed Consolidated Financial Statements (Unaudited)	F-46

FACT II ACQUISITION CORP.

CONDENSED BALANCE SHEETS

	September 30, 2025 (Unaudited)	December 31, 2024
ASSETS
Current assets
Cash	$1,007,626	$1,447,921
Prepaid expenses	107,333	95,833
Total current assets	1,114,959	1,543,754
Prepaid insurance	13,458	77,208
Cash held in Trust Account	182,062,506	176,597,270
TOTAL ASSETS	$183,190,923	$178,218,232

LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	$76,363	$97,837
Over-allotment option liability	—	26,558
Total current liabilities	76,363	124,395
Deferred legal fees	1,524,583	850,000
Deferred underwriting fee payable	7,000,000	7,000,000
TOTAL LIABILITIES	8,600,946	7,974,395

COMMITMENTS AND CONTINGENCIES (Note 6)
Class A ordinary shares subject to possible redemption, 17,500,000 shares at redemption value of approximately $10.40 and $10.09 per share at September 30, 2025 and December 31, 2024, respectively	182,062,506	176,597,270

SHAREHOLDERS’ DEFICIT
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding at September 30, 2025 and December 31, 2024	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 988,125 issued and outstanding at September 30, 2025 and December 31, 2024 (excluding 17,500,000 shares subject to possible redemption)	99	99
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 5,833,333 and 6,708,333 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	583	671
Additional paid-in capital	—	—
Accumulated deficit	(7,473,211)	(6,354,203)
TOTAL SHAREHOLDERS’ DEFICIT	(7,472,529)	(6,353,433)
TOTAL LIABILITIES, ORDINARY SHARES SUBJECT TO POSSIBLE REDEMPTION AND SHAREHOLDERS’ DEFICIT	$183,190,923	$178,218,232

The accompanying notes are an integral part of the unaudited condensed financial statements.

FACT II ACQUISITION CORP.

CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended September 30, 2025	Three Months Ended September 30, 2024	Nine Months Ended September 30, 2025	For the Period from June 19, 2024 (inception) through September 30, 2024
General and administrative expenses	$602,250	$104,287	$1,166,153	$104,287
Loss from operations	(602,250)	(104,287)	(1,166,153)	(104,287)

Other income:
Change in fair value of over-allotment liability	—	—	26,558	—
Interest earned on bank account	8,577	—	20,498	—
Interest earned on cash held in Trust Account	1,860,392	—	5,465,237	—
Total other income	1,868,969	—	5,512,293	—

NET INCOME (LOSS)	$1,266,719	$(104,287)	$4,346,140	$(104,287)

Weighted average shares outstanding of Class A ordinary shares	18,488,125	—	18,488,125	—
Basic and diluted net income per ordinary share, Class A ordinary shares	$0.05	$—	$0.18	$—
Weighted average shares outstanding, Class B ordinary shares	5,833,333	5,128,205	5,833,333	4,530,744
Basic and diluted net income per ordinary share, Class B ordinary shares	$0.05	$(0.02)	$0.18	$(0.02)

The accompanying notes are an integral part of the unaudited condensed financial statements.

FACT II ACQUISITION CORP.

CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – December 31, 2024	988,125	$99	6,708,333	$671	$—	$(6,354,203)	$(6,353,433)
Forfeiture of Founder Shares	—	—	(875,000)	(88)	88	—	—
Accretion for ordinary shares subject to redemption	—	—	—	—	(88)	(1,785,596)	(1,785,684)
Net income	—	—	—	—	—	1,447,897	1,447,897
Balance – March 31, 2025 (unaudited)	988,125	$99	5,833,333	$583	$—	$(6,691,902)	$(6,691,220)
Accretion for ordinary shares subject to redemption	—	—	—	—	—	(1,819,161)	(1,819,161)
Net income	—	—	—	—	—	1,631,524	1,631,524
Balance – June 30, 2025 (unaudited)	988,125	$99	5,833,333	$583	$—	$(6,879,539)	$(6,878,857)
Accretion for ordinary shares subject to redemption	—	—	—	—	—	(1,860,391)	(1,860,391)
Net income	—	—	—	—	—	1,266,719	1,266,719
Balance – September 30, 2025 (unaudited)	988,125	$99	5,833,333	$583	$—	$(7,473,211)	$(7,472,529)

FOR THE PERIOD FROM JUNE 19, 2024 (INCEPTION) THROUGH SEPTEMBER 30, 2024

	Class A Ordinary Shares		Class B Ordinary Shares(1)		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – June 19, 2024 (inception)	—	$—	—	$—	$—	$—	$—
Net loss	—	—	—	—	—	—	—
Balance – June 30, 2024 (unaudited)	—	—	—	—	—	—	—
Issuance of Class B ordinary shares to Sponsor	—	—	6,708,333	671	24,329	—	25,000
Net loss	—	—	—	—	—	(104,287)	(104,287)
Balance – September 30, 2024 (unaudited)	—	$—	6,708,333	$671	$24,329	$(104,287)	$(79,287)

The accompanying notes are an integral part of the unaudited condensed financial statements.

FACT II ACQUISITION CORP.

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Nine Months Ended September 30, 2025	For the period from June 19, 2024 (inception) through September 30, 2024
Cash Flows from Operating Activities:
Net income	$4,346,140	$(104,287)
Adjustments to reconcile net income to net cash used in operating activities:
Formation costs paid by Sponsor in exchange for issuance of Class B ordinary shares		19,795
Change in fair value of over-allotment liability	(26,558)	—
Interest earned on cash held in Trust Account	(5,465,237)	—
Changes in operating assets and liabilities:
Prepaid expenses	(11,500)	—
Prepaid insurance	63,751	—
Accrued expenses	(21,474)	33,496
Deferred legal fees	674,583	—
Net cash used in operating activities	(440,295)	(50,996)

Cash Flows from Financing Activities:
Proceeds from issuance of founder shares to Sponsor HoldCo	—	25,000
Advance from related party	—	105,185
Payment of offering costs	—	(67,596)
Net cash provided by financing activities	—	62,589

Net Change in Cash	(440,295)	11,593
Cash – Beginning of period	1,447,921	—
Cash – End of period	$1,007,626	$11,593

Non-Cash investing and financing activities:
Deferred offering costs included in accrued offering costs	$—	$277,645

The accompanying notes are an integral part of the unaudited condensed financial statements.

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FACT II Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on June 19, 2024. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of completing a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of September 30, 2025, the Company had not commenced any operations. There was no activity for the period from June 19, 2024 (inception) through September 30, 2025 besides the Company’s formation, initial public offering (the “IPO”), and searching for a Business Combination opportunity, which are described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

On June 19, 2024, FACT II Acquisition Parent LLC, a Cayman Islands limited liability company (which is referred to as the “Sponsor”), formed FACT II Acquisition LLC, a Cayman Islands limited liability company (which is referred to as “Sponsor HoldCo”), through which the Sponsor (i) holds its founder shares (as defined below) and (ii) purchased Private Placement Securities at the date of the IPO.

The registration statement for the Company’s IPO was declared effective on November 25, 2024. On November 27, 2024, the Company consummated the IPO of 17,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $175,000,000, which is discussed in Note 3.

Simultaneously with the closing of the IPO, the Company consummated the sale of 663,125 private placement units (each, a “Private Placement Unit”) at a price of $10.00 per Private Placement Unit, generating gross proceeds of $6,631,250, which is discussed in Note 4, as follows: (A) 17,500 Private Placement Units ($175,000 in the aggregate) with the Sponsor, (B) (i) 260,000 Private Placement Units and (ii) 162,500 Private Placement Units and 325,000 restricted Class A ordinary shares (such restricted Class A ordinary shares together with such Private Placement Units collectively, the “Private Placement Securities”) ($4,225,000 in the aggregate) with Sponsor HoldCo, (C) 178,500 Private Placement Units ($1,785,000 in the aggregate) with Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”) and (D) 44,625 Private Placement Units with Seaport Global Securities LLC (“Seaport”) ($446,250 in the aggregate) (collectively, the “Private Placement”). The Private Placement Units, which were purchased by the Sponsor, Sponsor HoldCo, CCM and Seaport, are identical to the Units, except that, they (including the underlying securities) are (i) subject to certain limited exceptions, will be subject to transfer restrictions until 180 days following the consummation of the Company’s initial Business Combination and (ii) will be entitled to registration rights. The Private Placement Securities, which were purchased by Sponsor HoldCo, are identical to the Private Placement Units except that they include restricted Class A ordinary shares, which will be subject to transfer restrictions until 90 days following the consummation of the Company’s initial Business Combination.

Transaction costs amounted to $11,028,226, consisting of $3,500,000 of cash underwriting fee, $7,000,000 of deferred underwriting fee, and $528,226 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete its initial Business Combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding any deferred underwriting commissions held in the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Following the closing of the IPO, on November 27, 2024, an amount of $175,875,000 ($10.05 per Unit) of the net proceeds of the IPO and the Private Placement was placed in the trust account (the “Trust Account”), located in the United States, with Odyssey Transfer and Trust Company acting as trustee, and the funds will be invested or held either (i) in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, (ii) as uninvested cash, or (iii) an interest bearing bank demand deposit account or other accounts at a bank, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below. No later than 18 months after the closing of the IPO (or 24 months from the closing of the IPO if the Company has executed a definitive agreement for an initial business combination within 18 months from the IPO), the amounts held in the Trust Account will be held as cash or cash items, including in demand deposit accounts.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.05 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Class A ordinary shares were recorded at redemption value and classified as temporary equity at the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

If the Company seeks shareholder approval in connection with a Business Combination, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who vote at a general meeting of the Company. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, Sponsor HoldCo has agreed to vote its founder shares (as defined in Note 5) and any Public Shares purchased in or after the IPO in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination. Additionally, each public shareholder may elect to redeem its Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Sponsor HoldCo has agreed (a) to waive its redemption rights with respect to any founder shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Extension Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to the founder shares if the Company fails to complete a Business Combination.

The Company will have until 18 months from the closing of the IPO (or 24 months from the closing of the IPO if the Company has executed a definitive agreement for an initial Business Combination within 18 months from the closing of the IPO) or such later period approved by the Company’s Shareholders (the “Extension Period”) to complete a Business Combination. If the Company is unable to complete a Business Combination within the Extension Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Sponsor HoldCo has agreed to waive its liquidation rights with respect to the founder shares if the Company fails to complete a Business Combination within the Extension Period. However, if Sponsor HoldCo acquires Public Shares in or after the IPO, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Extension Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Extension Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the initial amount held in the Trust Account ($10.05).

Sponsor HoldCo has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor HoldCo will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that Sponsor HoldCo will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting global conflicts, including from the ongoing Russia-Ukraine and Israel-Hamas conflicts, as well as recent developments to trade and tariff policies of the United States and other countries. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts, as well as changes in global trade and tariff policies, are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions or tariffs, as applicable, could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the Israel-Hamas conflict and subsequent sanctions or related actions or the ongoing trade and tariff policy changes by the United States or other countries, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial business combination.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on March 27, 2025. The interim results for the three and nine months ended September 30, 2025 and for the period from June 19, 2024 (inception) through September 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2025 or for any future periods.

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Liquidity and Capital Resources

As of September 30, 2025, the Company had $1,007,626 in cash and a working capital of $1,038,596. In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Going Concern,” and through the consummation of the IPO, the Company has sufficient funds for the working capital needs of the Company until a minimum of one year from the date of issuance of these unaudited condensed financial statements; however, the liquidation date raises substantial doubt about the Company’s ability to continue as a going concern.

The Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating the business. However, if estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the initial Business Combination. Moreover, the Company may need to obtain additional financing either to complete the Business Combination or because it became obligated to redeem a significant number of public shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. The Company cannot be assured that its plans to consummate an initial Business Combination will be successful.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,007,626 and $1,447,921 in cash as of September 30, 2025 and December 31, 2024, respectively. The Company had no cash equivalents as of September 30, 2025 or December 31, 2024.

Cash Held in Trust Account

As of September 30, 2025 and December 31, 2024, all of the assets held in the Trust Account were held in a demand deposit account.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times may exceed the Federal Deposit Insurance Corporation limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows.

Offering Costs

The Company complies with the requirements of the Financial Accounting Standards Board (“FASB”) ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Offering costs consist principally of professional and registration fees that are directly related to the IPO. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate IPO proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating IPO proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Public Shares were charged to temporary equity, and offering costs allocated to the Public Warrants and Private Placement Units were charged to shareholders’ deficit as the Public and Private Placement Warrants, after management’s evaluation, were accounted for under equity treatment.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying condensed balance sheets, primarily due to their short-term nature.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2025 and December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception.

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the periods presented.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the condensed statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the condensed balance sheets as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the condensed balance sheet date. The underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed on the contingently redeemable shares and was accounted for as a liability pursuant to ASC 480 as the option was not fully exercised at the time of the IPO.

Warrant Instruments

The Company accounted for the Public Warrants and Private Placement Warrants issued in connection with the IPO and the private placement in accordance with guidance contained in FASB ASC Topic 815, “Derivatives and Hedging.” Accordingly, the Company evaluated and classified the warrant instruments as equity at their assigned values.

Net Income per Ordinary Share

Net income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 875,000 ordinary shares that were forfeited upon the expiry of the over-allotment option granted to the underwriters, effective as of January 10, 2025. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the period presented.

The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of ordinary shares:
	For the Three Months Ended September 30, 2025		For the Nine Months Ended September 30, 2025		For the period from June 19, 2024 (inception) through September 30, 2024
	Class A	Class B	Class A	Class B	Class A	Class B
Basic net income per share:
Numerator:
Allocation of net income basic	$962,905	$303,814	$3,303,748	$1,042,392	$—	$—
Denominator:
Basic and diluted weighted average ordinary shares outstanding	18,488,125	5,833,333	18,488,125	5,833,333	—	4,530,744
Basic and diluted net income (loss) per ordinary share	$0.05	$0.05	$0.18	$0.18	$—	$(0.02)

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Class A Ordinary Shares Subject to Possible Redemption

The public shares contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies public shares subject to possible redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as it occurs and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the IPO, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of September 30, 2025 and December 31, 2024, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s condensed balance sheets. As of September 30, 2025 and December 31, 2024, the Class A ordinary shares subject to possible redemption reflected in the condensed balance sheets are reconciled in the following table:
Gross proceeds	$175,000,000
Less:
Proceeds allocated to Public Warrants	(525,000)
Proceeds allocated to over-allotment option	(312,296)
Class A ordinary shares issuance costs	(10,956,268)
Plus:
Remeasurement of carrying value to redemption value	13,390,834
Class A ordinary shares subject to possible redemption, December 31, 2024	$176,597,270
Plus:
Accretion for common stock to redemption amount	1,785,684
Class A ordinary shares subject to possible redemption, March 31, 2025	$178,382,954
Plus:
Accretion for common stock to redemption amount	1,819,161
Class A ordinary shares subject to possible redemption, June 30, 2025	$180,202,115
Plus:
Accretion for common stock to redemption amount	1,860,391
Class A ordinary shares subject to possible redemption, September 30, 2025	$182,062,506

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s unaudited condensed financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the IPO on November 27, 2024, the Company sold 17,500,000 Units at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 6).

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Company consummated the sale of 663,125 Private Placement Units at a price of $10.00 per Private Placement Unit, generating gross proceeds of $6,631,250, as follows: (A) 17,500 Private Placement Units ($175,000 in the aggregate) with the Sponsor, (B) (i) 260,000 Private Placement Units and (ii) 162,500 Private Placement Units and 325,000 restricted Class A ordinary shares ($4,225,000 in the aggregate) with Sponsor HoldCo, (C) 178,500 Private Placement Units ($1,785,000 in the aggregate) with CCM and (D) 44,625 Private Placement Units with Seaport ($446,250 in the aggregate).

The Private Placement Units, which were purchased by the Sponsor, Sponsor HoldCo, CCM and Seaport, are identical to the Units, except that, they (including the underlying securities) are (i) subject to certain limited exceptions, will be subject to transfer restrictions until 180 days following the consummation of the Company’s initial Business Combination and (ii) will be entitled to registration rights. The Private Placement Securities, which were purchased by Sponsor HoldCo, are identical to the Private Placement Units except that they include restricted Class A ordinary shares, which will be subject to transfer restrictions until 90 days following the consummation of the Company’s initial Business Combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On July 12, 2024, Sponsor HoldCo made a capital contribution of $25,000 in consideration for 6,708,333 Class B ordinary shares (the “founder shares”). Effective as of January 10, 2025, upon the expiry of the underwriters’ over-allotment option, 875,000 founder shares were forfeited by Sponsor HoldCo, such that the number of founder shares collectively represents 25% of the Company’s issued and outstanding shares upon the completion of the IPO. On August 6, 2024, Sponsor HoldCo transferred 30,000 founder shares to each of the Company’s independent directors and 130,000 founder shares to the Company’s Executive Chairman (an aggregate of 220,000).

The holders of founder shares have agreed, subject to limited exceptions, not to transfer, assign or sell any of their founder shares until 180 days after completion of the Company’s initial Business Combination.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, either of Sponsor HoldCo, the Sponsor, any of their respective affiliates or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the Class A ordinary share or unit upon the consummation of the initial Business Combination at lender’s discretion, up to $2,000,000 of such Working Capital Loans for each such person may be convertible into a price of $10.00 per Class A ordinary share or unit, as applicable, at the option of the lender. Such Class A ordinary shares would be identical to the Private Placement Shares, and such units would be identical to the Private Placement Units. As of September 30, 2025 and December 31, 2024, there were no Working Capital Loans outstanding.

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the (i) founder shares, (ii) Private Placement Units, Class A ordinary shares underlying the Private Placement Units, Private Placement Warrants underlying the Private Placement Units and the Class A ordinary shares underlying such Private Placement Warrants, (iii) restricted Class A ordinary shares, and (iv) any Private Placement Units that may be issued upon conversion of Working Capital Loans will be entitled to registration rights pursuant to a registration rights agreement signed prior to the date of the IPO requiring the Company to register its securities held by them for resale (in the case of the founder shares, only after conversion to Class A ordinary shares, and in the case of the restricted Class A ordinary shares, upon vesting after the consummation of the initial Business Combination). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain piggyback registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement provides that the Company will use commercially reasonable efforts to effect the registration of the applicable securities after the completion of the initial Business Combination and prior to the expiration of the applicable lock-up period. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 2,625,000 additional Units to cover over-allotments at the IPO price, less the underwriting commissions, which option expired effective as of January 10, 2025.

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or $3,500,000 in the aggregate, which was paid upon the closing of the IPO. In addition, the underwriters were entitled to a deferred fee of $0.40 per Unit sold in the offering of the IPO, or $7,000,000 in the aggregate, payable based on the percentage of funds remaining in the Trust Account after redemptions of public shares, solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Warrants — As of September 30, 2025 and December 31, 2024, there were 9,081,563 warrants outstanding, including 8,750,000 Public Warrants and 331,563 Private Placement Warrants. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the IPO. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating thereto is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

within 60 business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

The Company will not redeem the warrants for cash unless a registration statement under the Securities Act covering the issuance of the shares of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period, unless the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the warrants for redemption as described in this paragraph, its management will have the option to require any holder that wishes to exercise his, her or its warrant following the notice of redemption to do so on a cashless basis. In the case of such a cashless exercise, each holder would pay the exercise price by surrendering the public warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in the preceding sentence shall mean the volume-weighted average price of the Class A ordinary shares for the 10 trading day period ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by its board of directors and, in the case of any such issuance to either of Sponsor HoldCo or its affiliates, without taking into account any founder shares held by Sponsor HoldCo or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of its initial Business Combination on the date of the completion of its initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the public warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

Market Value and the Newly Issued Price, and, in the case of the Public Warrants only, the $18.00 per share redemption trigger prices described below under “Redemption of public warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants sold as part of the Private Placement Units will be identical to the Public Warrants underlying the Units being sold in the IPO, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable.

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of September 30, 2025 and December 31, 2024, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of September 30, 2025 and December 31, 2024, there were 988,125 Class A ordinary shares issued and outstanding, excluding the 17,500,000 shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. As of September 30, 2025 and December 31, 2024, there were 5,833,333 and 6,708,333 Class B ordinary shares issued and outstanding, respectively. On January 10, 2025, the underwriters’ election to exercise their over-allotment option expired unexercised, resulting in the forfeiture of 875,000 founder shares.

Only holders of Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of the Company’s shareholders except as otherwise required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the IPO and related to the closing of a Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 25% of the sum of all ordinary shares issued and outstanding upon the completion of the IPO (not including (i) any Class A ordinary shares, subject to vesting and any other restrictions, issued or deemed issued to Sponsor HoldCo (or its members or affiliates) in connection with the consummation of the IPO, (ii) the Class A ordinary shares underlying the Private Placement Warrants, (iii) any Class A ordinary shares issued to the Sponsor (or its members or affiliates) upon conversion of Working Capital Loans, and (iv) any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination). The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for Class A ordinary shares, including but not limited to a private placement of equity or debt.

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value as of December 31, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Level	December 31, 2024
Liabilities:
Over-allotment option liability	3	$26,558

The over-allotment option was accounted for as a liability in accordance with ASC 815-40 and was presented within liabilities on the condensed balance sheet. The over-allotment option liability is measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of over-allotment liability in the condensed statement of operations.

The Company used a Black-Scholes model to value the over-allotment option. The over-allotment option liability was classified within Level 3 of the fair value hierarchy at the measurement dates due to the use of unobservable inputs inherent in pricing models are assumptions related to expected share-price volatility, expected life and risk-free interest rate. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the option. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the option. The expected life of the option is assumed to be equivalent to their remaining contractual term.

The key inputs into the Black-Scholes model were as follows at December 31, 2024 and the at initial measurement date of the over-allotment option:

Inputs	December 31, 2024
Risk-free interest rate	4.40%
Expected term (years)	0.04
Expected volatility	4.91%
Exercise price	$10.00

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 8. FAIR VALUE MEASUREMENTS (cont.)

Inputs	November 27, 2024
Risk-free interest rate	4.76%
Expected term (years)	0.12
Expected volatility	6.23%
Exercise price	$10.00

The fair value of the Public Warrants as of November 27, 2024, the date of the IPO was $525,000, or $0.06 per Public Warrant. The fair value of the Public Warrants was determined using the Monte Carlo Simulation Model. The Public Warrants have been classified within shareholders’ deficit and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the valuation of the Public Warrants:

November 27, 2024
Estimated share price	$9.92
Exercise price	$11.50
Term (years)	6.50
Risk-free rate	4.07%
Selected volatility	2.7%

On January 10, 2025, the underwriters’ election to exercise their over-allotment option expired unexercised, resulting in the forfeiture of 875,000 founder shares and the elimination of the corresponding over-allotment option liability.

Public Warrants are not remeasured subsequent to the date of the IPO.

NOTE 9. SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker (“CODM”), or group, in deciding how to allocate resources and assess performance.

The Company’s CODM has been identified as the Chief Financial Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income that also is reported on the condensed statements of operations as net income. The measure of segment assets is reported on the condensed balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income and total assets, which include the following:

	September 30, 2025	December 31, 2024
Trust Account	$182,062,506	$176,597,270
Cash	$1,007,626	$1,447,921

FACT II ACQUISITION CORP.

NOTES TO CONDENSED FINANCIAL STATEMENTS

SEPTEMBER 30, 2025

(Unaudited)

NOTE 9. SEGMENT INFORMATION (cont.)

	For the Three Months Ended September 30, 2025	For the Nine Months Ended September 30, 2025	For the period from June 19, 2024 (inception) through September 30, 2024
General and administrative expenses	$602,250	$1,166,153	$104,287
Interest earned on cash held in Trust Account	$1,860,392	$5,465,237	$—

The CODM reviews interest earned on cash held in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

General and administrative costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the Extension Period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative expenses, as reported on the condensed statements of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net income are reported on the condensed statements of operations and described within their respective disclosures.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the condensed balance sheet date up to the date that the unaudited condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
FACT II Acquisition Corp.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of FACT II Acquisition Corp. (the “Company”) as of December 31, 2024, the related statements of operations, changes in shareholders’ deficit and cash flows for the period from June 19, 2024, (inception) through December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the period from June 19, 2024, (inception) through December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2024.

New York, New York
March 27, 2025
PCAOB ID Number 100

FACT II ACQUISITION CORP.
BALANCE SHEET
DECEMBER 31, 2024

Assets
Current assets
Cash	$1,447,921
Prepaid expenses	95,833
Total current assets	1,543,754
Prepaid insurance	77,208
Cash held in Trust Account	176,597,270
Total Assets	$178,218,232

Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit
Current liabilities
Accrued expenses	$97,837
Over-allotment option liability	26,558
Total current liabilities	124,395
Deferred legal fees	850,000
Deferred underwriting fee	7,000,000
Total Liabilities	7,974,395

Commitments and Contingencies (Note 6)
Class A ordinary shares subject to possible redemption, 17,500,000 shares at redemption value of $10.09 per share	176,597,270

Shareholders’ Deficit
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 988,125 shares issued and outstanding (excluding 17,500,000 shares subject to possible redemption)	99
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; 6,708,333 shares issued and outstanding(1)	671
Additional paid-in capital	—
Accumulated deficit	(6,354,203)
Total Shareholders’ Deficit	(6,353,433)
Total Liabilities, Class A Ordinary Shares Subject to Possible Redemption, and Shareholders’ Deficit	$178,218,232

____________

(1)      Includes an aggregate of up to 875,000 Class B ordinary shares that were forfeited by Sponsor HoldCo upon expiry of the over-allotment option effective as of January 10, 2025 (Note 5).

The accompanying notes are an integral part of this financial statement.

FACT II ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JUNE 19, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

General and administrative costs	$1,079,899
Loss from operations	(1,079,899)

Other income:
Change in fair value of over-allotment liability	285,738
Interest earned on cash held in Trust Account	722,270
Total other income	1,008,008

Net loss	$(71,891)

Weighted average shares outstanding of Class A ordinary shares	3,223,571
Basic and diluted net loss per ordinary share, Class A ordinary shares	$(0.01)
Weighted average shares outstanding, Class B ordinary shares(1)	5,145,299
Basic and diluted net loss per ordinary share, Class B ordinary shares	$(0.01)

____________

(1)      Excludes an aggregate of up to 875,000 Class B ordinary shares that were forfeited by Sponsor HoldCo upon expiry of the over-allotment option effective as of January 10, 2025 (Note 5).

The accompanying notes are an integral part of this financial statement.

FACT II ACQUISITION CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIT
FOR THE PERIOD FROM JUNE 19, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance – June 19, 2024 (inception)	—	$—	—	$—	$—	$—	$—
Class B ordinary shares issued to Sponsor(1)	—	—	6,708,333	671	24,329	—	25,000
Sale of Private Placement Warrants	663,125	66	—	—	6,471,934	—	6,472,000
Fair value of Public Warrants at issuance	—	—	—	—	525,000	—	525,000
Sale of Restricted Shares	325,000	33	—	—	159,217	—	159,250
Allocated value of transaction costs to Class A ordinary shares	—	—	—	—	(71,958)	—	(71,958)
Accretion for common stock to redemption amount	—	—	—	—	(7,108,522)	(6,282,312)	(13,390,834)
Net loss	—	—	—	—	—	(71,891)	(71,891)
Balance – December 31, 2024	988,125	$99	6,708,333	$671	$—	$(6,354,203)	$(6,353,433)

____________

(1)      Excludes an aggregate of up to 875,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full by the underwriters (Note 5).

The accompanying notes are an integral part of this financial statement.

FACT II ACQUISITION CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JUNE 19, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

Cash Flows from Operating Activities:
Net loss	$(71,891)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of over-allotment liability	(285,738)
Interest earned on cash held in Trust Account	(722,270)
Changes in operating assets and liabilities:
Prepaid expenses	(95,833)
Prepaid insurance	(77,208)
Accrued expenses	97,837
Deferred legal fees	850,000
Net cash used in operating activities	(305,103)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	(175,875,000)
Net cash used in investing activities	(175,875,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B ordinary shares to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	171,500,000
Proceeds from sale of Private Placements Warrants	6,631,250
Proceeds from advances from Sponsor	4,400,006
Repayment of advances from Sponsor through the private placement proceeds	(4,400,006)
Payment of offering costs	(528,226)
Net cash provided by financing activities	177,628,024

Net change in cash	1,447,921
Cash, beginning of the period	—
Cash, end of the period	$1,447,921

Supplemental disclosure of cash flow information:
Deferred underwriting fee payable	$7,000,000

The accompanying notes are an integral part of this financial statement.

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

FACT II Acquisition Corp. (the “Company”) is a blank check company incorporated as a Cayman Islands exempted company on June 19, 2024. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of completing a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2024, the Company had not commenced any operations. All activity for the period from June 19, 2024 (inception) through December 31, 2024 relates to the Company’s formation and the initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. The Company has selected December 31 as its fiscal year end.

On June 19, 2024, FACT II Acquisition Parent LLC, a Cayman Islands limited liability company (which is referred to as the “Sponsor”), formed FACT II Acquisition LLC, a Cayman Islands limited liability company (which is referred to as “Sponsor HoldCo”), through which the Sponsor (i) holds its founder shares (as defined below) and (ii) purchased Private Placement Securities at the date of the Initial Public Offering.

The registration statement for the Company’s Initial Public Offering was declared effective on November 25, 2024. On November 27, 2024, the Company consummated the Initial Public Offering of 17,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $175,000,000, which is discussed in Note 3.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 663,125 private placement units (each, a “Private Placement Unit”) at a price of $10.00 per Private Placement Unit, generating gross proceeds of $6,631,250, which is discussed in Note 4, as follows: (A) 17,500 Private Placement Units ($175,000 in the aggregate) with the Sponsor, (B) (i) 260,000 Private Placement Units and (ii) 162,500 Private Placement Units and 325,000 restricted Class A ordinary shares (such restricted Class A ordinary shares together with such Private Placement Units collectively, the “Private Placement Securities”) ($4,225,000 in the aggregate) with Sponsor HoldCo, (C) 178,500 Private Placement Units ($1,785,000 in the aggregate) with Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“CCM”) and (D) 44,625 Private Placement Units with Seaport Global Securities LLC (“Seaport”) ($446,250 in the aggregate) (collectively, the “Private Placement”). The Private Placement Units, which were purchased by the Sponsor, Sponsor HoldCo, CCM and Seaport, are identical to the Units, except that, they (including the underlying securities) are (i) subject to certain limited exceptions, will be subject to transfer restrictions until 180 days following the consummation of the Company’s initial Business Combination and (ii) will be entitled to registration rights. The Private Placement Securities, which were purchased by Sponsor HoldCo, are identical to the Private Placement Units except that they include restricted Class A ordinary shares, which will be subject to transfer restrictions until 90 days following the consummation of the Company’s initial Business Combination.

Transaction costs amounted to $11,028,226, consisting of $3,500,000 of cash underwriting fee, $7,000,000 of deferred underwriting fee, and $528,226 of other offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the Private Placement, although substantially all of the net proceeds are intended to be applied generally toward completing a Business Combination. The Company must complete its initial Business Combination with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding any deferred underwriting commissions held in the Trust Account) at the time of the agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Following the closing of the Initial Public Offering, on November 27, 2024, an amount of $175,875,000 ($10.05 per Unit) of the net proceeds of the Initial Public Offering and the Private Placement was placed in the trust account (the “Trust Account”), located in the United States, with Odyssey Transfer and Trust Company acting as trustee, and the funds will be invested or held either (i) in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, (ii) as uninvested cash, or (iii) an interest bearing bank demand deposit account or other accounts at a bank, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below. No later than 18 months after the closing of the Initial Public Offering (or 24 months from the closing of the Initial Public Offering if the Company has executed a definitive agreement for an initial business combination within 18 months from the Initial Public Offering), the amounts held in the Trust Account will be held as cash or cash items, including in demand deposit accounts.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a general meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount held in the Trust Account (initially $10.05 per share), calculated as of two business days prior to the completion of a Business Combination, including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations. There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants. The Class A ordinary shares were recorded at redemption value and classified as temporary equity at the completion of the Initial Public Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

If the Company seeks shareholder approval in connection with a Business Combination, it receives an ordinary resolution under Cayman Islands law approving a Business Combination, which requires the affirmative vote of a majority of the shareholders who vote at a general meeting of the Company. If a shareholder vote is not required under applicable law or stock exchange listing requirements and the Company does not decide to hold a shareholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Memorandum and Articles of Association, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination. If the Company seeks shareholder approval in connection with a Business Combination, Sponsor HoldCo has agreed to vote its founder shares (as defined in Note 5) and any Public Shares purchased in or after the Initial Public Offering in favor of approving a Business Combination and to waive its redemption rights with respect to any such shares in connection with a shareholder vote to approve a Business Combination. Additionally, each public shareholder may elect to redeem its Public Shares, without voting, and if they do vote, irrespective of whether they vote for or against a proposed Business Combination.

Notwithstanding the foregoing, if the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Company’s prior written consent.

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Sponsor HoldCo has agreed (a) to waive its redemption rights with respect to any founder shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Extension Period (as defined below) or (ii) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment and (iii) to waive its rights to liquidating distributions from the Trust Account with respect to the founder shares if the Company fails to complete a Business Combination.

The Company will have until 18 months from the closing of the Initial Public Offering (or 24 months from the closing of the Initial Public Offering if the Company has executed a definitive agreement for an initial Business Combination within 18 months from the closing of the Initial Public Offering) or such later period approved by the Company’s Shareholders (the “Extension Period”) to complete a Business Combination. If the Company is unable to complete a Business Combination within the Extension Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than 10 business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (less up to $100,000 of interest to pay dissolution expenses and net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company’s board of directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.

Sponsor HoldCo has agreed to waive its liquidation rights with respect to the founder shares if the Company fails to complete a Business Combination within the Extension Period. However, if Sponsor HoldCo acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Extension Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Extension Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the initial amount held in the Trust Account ($10.05).

Sponsor HoldCo has agreed that it will be liable to the Company, if and to the extent any claims by a third party for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per Public Share or (2) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Sponsor HoldCo will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that Sponsor HoldCo will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than the Company’s independent auditors), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS (cont.)

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial business combination.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC.

Liquidity and Capital Resources

As of December 31, 2024, the Company had $1,447,921 in cash and a working capital of $1,419,359. In connection with the Company’s assessment of going concern considerations in accordance with ASC 205-40, “Going Concern,” and through the consummation of the Initial Public Offering, the Company has sufficient funds for the working capital needs of the Company until a minimum of one year from the date of issuance of these financial statements. The Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating the business. However, if estimates of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the initial Business Combination. Moreover, the Company may need to obtain additional financing either to complete the Business Combination or because it became obligated to redeem a significant number of public shares upon completion of a Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. The Company cannot be assured that its plans to consummate an initial Business Combination will be successful.

The Company does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if the estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, the Company may have insufficient funds available to operate its business prior to the initial Business Combination.

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,447,921 in cash and no cash equivalents as of December 31, 2024.

Cash Held in Trust Account

At December 31, 2024, substantially all of the assets held in the Trust Account were held in demand deposit account.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times may exceed the Federal Deposit Insurance Corporation limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations and cash flows.

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Offering Costs

The Company complies with the requirements of the Financial Accounting Standards Board (“FASB”) ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering.” Offering costs consist principally of professional and registration fees that are directly related to the Initial Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Initial Public Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Initial Public Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Public Shares were charged to temporary equity, and offering costs allocated to the Public Warrants and Private Placement Units were charged to shareholders’ deficit as the Public and Private Placement Warrants, after management’s evaluation, were accounted for under equity treatment.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carryforwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception.

The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging.” For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statement of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed on the contingently redeemable shares and will be accounted for as a liability pursuant to ASC 480 if not fully exercised at the time of the Initial Public Offering.

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Warrant Instruments

The Company accounted for the Public and Private Placement Warrants issued in connection with the Initial Public Offering and the private placement in accordance with guidance contained in FASB ASC Topic 815, “Derivatives and Hedging.” Accordingly, the Company evaluated and classified the warrant instruments as equity at their assigned values.

Net Loss per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 875,000 ordinary shares that were forfeited upon the expiry of the over-allotment option granted to the underwriters, effective as of January 10, 2025. As a result, diluted net loss per ordinary share is the same as basic net loss per ordinary share for the period presented.

The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share for each class of ordinary shares:
	For the Period from June 19, 2024 (Inception) through December 31, 2024
	Class A	Class B
Basic net loss per ordinary share:
Numerator:
Allocation of net loss, basic	$(27,691)	$(44,200)
Denominator:
Basic weighted average ordinary shares outstanding	3,223,571	5,145,299
Basic net loss per ordinary share	$(0.01)	$(0.01)

Class A Ordinary Shares Subject to Possible Redemption

The public shares contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, or if there is a shareholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies public shares subject to possible redemption outside of permanent equity as the redemption provisions are not solely within the control of the Company. The Company recognizes changes in redemption value immediately as it occurs and will adjust the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable shares will result in charges against additional paid-in capital (to the extent available) and accumulated deficit. Accordingly, as of December 31, 2024, Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s balance sheet. As of December 31, 2024, the Class A ordinary shares subject to possible redemption reflected in the balance sheet are reconciled in the following table:
Gross proceeds	$175,000,000
Less:
Proceeds allocated to Public Warrants	(525,000)
Proceeds allocated to over-allotment option	(312,296)
Class A ordinary shares issuance costs	(10,956,268)
Plus:
Remeasurement of carrying value to redemption value	13,390,834
Class A ordinary shares subject to possible redemption, December 31, 2024	$176,597,270

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently Issued Accounting Standards

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted.

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering on November 27, 2024, the Company sold 17,500,000 Units at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant (“Public Warrant”). Each whole Public Warrant will entitle the holder to purchase one Class A ordinary share at an exercise price of $11.50 per share, subject to adjustment (see Note 7).

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 663,125 Private Placement Units at a price of $10.00 per Private Placement Unit, generating gross proceeds of $6,631,250, as follows: (A) 17,500 Private Placement Units ($175,000 in the aggregate) with the Sponsor, (B) (i) 260,000 Private Placement Units and (ii) 162,500 Private Placement Units and 325,000 restricted Class A ordinary shares ($4,225,000 in the aggregate) with Sponsor HoldCo, (C) 178,500 Private Placement Units ($1,785,000 in the aggregate) with CCM and (D) 44,625 Private Placement Units with Seaport ($446,250 in the aggregate).

The Private Placement Units, which were purchased by the Sponsor, Sponsor HoldCo, CCM and Seaport, are identical to the Units, except that, they (including the underlying securities) are (i) subject to certain limited exceptions, will be subject to transfer restrictions until 180 days following the consummation of the Company’s initial Business Combination and (ii) will be entitled to registration rights. The Private Placement Securities, which were purchased by Sponsor HoldCo, are identical to the Private Placement Units except that they include restricted Class A ordinary shares, which will be subject to transfer restrictions until 90 days following the consummation of the Company’s initial Business Combination.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On July 12, 2024, Sponsor HoldCo made a capital contribution of $25,000 in consideration for 6,708,333 Class B ordinary shares (the “founder shares”). Effective as of January 10, 2025, upon the expiry of the underwriters’ over-allotment option, 875,000 founder shares were forfeited by Sponsor HoldCo, such that the number of founder shares collectively represents 25% of the Company’s issued and outstanding shares upon the completion of the Initial Public Offering. On August 6, 2024, Sponsor HoldCo transferred 30,000 founder shares to each of the Company’s independent directors and 130,000 founder shares to the Company’s Executive Chairman (an aggregate of 220,000).

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 5. RELATED PARTY TRANSACTIONS (cont.)

The holders of founder shares have agreed, subject to limited exceptions, not to transfer, assign or sell any of their founder shares until 180 days after completion of the Company’s initial Business Combination.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, either of Sponsor HoldCo, the Sponsor, any of their respective affiliates or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the Class A ordinary share or unit upon the consummation of the initial Business Combination at lender’s discretion, up to $2,000,000 of such Working Capital Loans for each such person may be convertible into a price of $10.00 per Class A ordinary share or unit, as applicable, at the option of the lender. Such Class A ordinary shares would be identical to the Private Placement Shares, and such units would be identical to the Private Placement Units. As of December 31, 2024, there were no Working Capital Loans outstanding.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the (i) founder shares, (ii) Private Placement Units, Class A ordinary shares underlying the Private Placement Units, Private Placement Warrants underlying the Private Placement Units and the Class A ordinary shares underlying such Private Placement Warrants, (iii) restricted Class A ordinary shares, and (iv) any Private Placement Units that may be issued upon conversion of Working Capital Loans will be entitled to registration rights pursuant to a registration rights agreement signed prior to the date of the Initial Public Offering requiring the Company to register its securities held by them for resale (in the case of the founder shares, only after conversion to Class A ordinary shares, and in the case of the restricted Class A ordinary shares, upon vesting after the consummation of the initial Business Combination). The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities. In addition, the holders have certain piggyback registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement provides that the Company will use commercially reasonable efforts to effect the registration of the applicable securities after the completion of the initial Business Combination and prior to the expiration of the applicable lock-up period. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 2,625,000 additional Units to cover over-allotments at the Initial Public Offering price, less the underwriting commissions, which option expired effective as of January 10, 2025.

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

The underwriters were entitled to a cash underwriting discount of $0.20 per Unit, or $3,500,000 in the aggregate, which was paid upon the closing of the Initial Public Offering. In addition, the underwriters were entitled to a deferred fee of (i) $0.40 per Unit sold in the offering of the Initial Public Offering, or $7,000,000 in the aggregate, payable based on the percentage of funds remaining in the Trust Account after redemptions of public shares, solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Warrants — As of December 31, 2024, there were 9,081,563 warrants outstanding, including 8,750,000 Public Warrants and 331,563 Private Placement Warrants. Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years from the completion of a Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Public Warrant exercise unless a registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating thereto is available, subject to the Company satisfying its obligations with respect to registration, or a valid exemption from registration is available. No warrant will be exercisable for cash or on a cashless basis, and the Company will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.

The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its commercially reasonable efforts to file with the SEC a registration statement covering the issuance, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants, and the Company will use its commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of a Business Combination and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. Notwithstanding the above, if the Class A ordinary shares are, at the time of any exercise of a warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, but will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

Redemption of Public Warrants — Once the warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to warrant holders.

The Company will not redeem the warrants for cash unless a registration statement under the Securities Act covering the issuance of the shares of Class A ordinary shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Class A ordinary shares is available throughout the 30-day redemption period,

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 6. COMMITMENTS AND CONTINGENCIES (cont.)

unless the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company calls the warrants for redemption as described in this paragraph, its management will have the option to require any holder that wishes to exercise his, her or its warrant following the notice of redemption to do so on a cashless basis. In the case of such a cashless exercise, each holder would pay the exercise price by surrendering the public warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in the preceding sentence shall mean the volume-weighted average price of the Class A ordinary shares for the 10 trading day period ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

In addition, if (x) the Company issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of its initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by its board of directors and, in the case of any such issuance to either of Sponsor HoldCo or its affiliates, without taking into account any founder shares held by Sponsor HoldCo or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of its initial Business Combination on the date of the completion of its initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the public warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and, in the case of the Public Warrants only, the $18.00 per share redemption trigger prices described below under “Redemption of public warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants sold as part of the Private Placement Units will be identical to the Public Warrants underlying the Units being sold in the Initial Public Offering, except that the Private Placement Warrants and the Class A ordinary shares issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants will be exercisable on a cashless basis and be non-redeemable.

NOTE 7. SHAREHOLDERS’ DEFICIT

Preference Shares — The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2024, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue 200,000,000 Class A ordinary shares, with a par value of $0.0001 per share. Holders of Class A ordinary shares are entitled to one vote for each share. As of December 31, 2024, there were 988,125 Class A ordinary shares issued and outstanding, excluding the 17,500,000 shares subject to possible redemption.

Class B Ordinary Shares — The Company is authorized to issue 20,000,000 Class B ordinary shares, with a par value of $0.0001 per share. Holders of the Class B ordinary shares are entitled to one vote for each share. As of December 31, 2024, there were 6,708,333 Class B ordinary shares issued and outstanding, of which an aggregate of up to 875,000 shares were subject to forfeiture by the holders thereof depending on the extent to which the underwriters’ over-allotment option is exercised so that the number of founder shares will equal 25% of the Company’s issued and outstanding ordinary shares after the Initial Public Offering.

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 7. SHAREHOLDERS’ DEFICIT (cont.)

Only holders of Class B ordinary shares will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A ordinary shares and holders of Class B ordinary shares will vote together as a single class on all other matters submitted to a vote of the Company’s shareholders except as otherwise required by law.

The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of a Business Combination or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. In the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts issued in the Initial Public Offering and related to the closing of a Business Combination, the ratio at which the Class B ordinary shares will convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the issued and outstanding Class B ordinary shares agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted basis, 25% of the sum of all ordinary shares issued and outstanding upon the completion of the Initial Public Offering (not including (i) any Class A ordinary shares, subject to vesting and any other restrictions, issued or deemed issued to Sponsor HoldCo (or its members or affiliates) in connection with the consummation of the Initial Public Offering, (ii) the Class A ordinary shares underlying the Private Placement Warrants, (iii) any Class A ordinary shares issued to the Sponsor (or its members or affiliates) upon conversion of Working Capital Loans, and (iv) any Class A ordinary shares or equity-linked securities issued, or to be issued, to any seller in the initial business combination). The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for Class A ordinary shares, including but not limited to a private placement of equity or debt.

NOTE 8. FAIR VALUE MEASUREMENTS

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets and liabilities that are measured at fair value as of December 31, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	Level	December 31, 2024
Liabilities:
Over-allotment option liability	3	$26,558

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 8. FAIR VALUE MEASUREMENTS (cont.)

The over-allotment option was accounted for as a liability in accordance with ASC 815-40 and was presented within liabilities on the balance sheet. The over-allotment option liability is measured at fair value at inception and on a recurring basis, with changes in fair value presented within changes in fair value of over-allotment option liability in the statement of operations.

The Company used a Black-Scholes model to value the over-allotment option. The over-allotment option liability was classified within Level 3 of the fair value hierarchy at the measurement dates due to the use of unobservable inputs inherent in pricing models are assumptions related to expected share-price volatility, expected life and risk-free interest rate. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the option. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the option. The expected life of the option is assumed to be equivalent to their remaining contractual term.

The key inputs into the Black-Scholes model were as follows at the December 31, 2024 and the at initial measurement date of the over-allotment option:

Inputs	December 31, 2024
Risk-free interest rate	4.40
Expected term (years)	0.04
Expected volatility	4.91%
Exercise price	$10.00
Inputs	November 27, 2024
Risk-free interest rate	4.76%
Expected term (years)	0.12
Expected volatility	6.23%
Exercise price	$10.00

The fair value of the Public Warrants as of November 27, 2024, the date of the IPO was $525,000, or $0.06 per Public Warrant. The fair value of the Public Warrants was determined using the Monte Carlo Simulation Model. The Public Warrants have been classified within shareholders’ deficit and will not require remeasurement after issuance. The following table presents the quantitative information regarding market assumptions used in the valuation of the Public Warrants:

November 27, 2024
Estimated share price	$9.92
Exercise price	$11.50
Term (years)	6.50
Risk-free rate	4.07%
Selected volatility	2.7%

Public Warrants are not remeasured subsequent to the date of the Initial Public Offering.

NOTE 9. SEGMENT INFORMATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s CODM, or group, in deciding how to allocate resources and assess performance.

FACT II ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 9. SEGMENT INFORMATION (cont.)

The Company’s CODM has been identified as the Chief Financial Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses performance for the single segment and decides how to allocate resources based on net income (loss) that also is reported on the statement of operations as net income (loss). The measure of segment assets is reported on the balance sheet as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in net income (loss) and total assets, which include the following:

December 31, 2024
Trust Account	$176,597,270
Cash	$1,447,921
For the Period from June 19, 2024 (Inception) through December 31, 2024
General and administrative costs	$1,079,899
Interest earned on cash held in Trust Account	$722,270

The CODM reviews interest earned on cash held in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the Trust Agreement.

General and administrative costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination or similar transaction within the Extension Period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

All other segment items included in net income (loss) are reported on the statement of operations and described within their respective disclosures.

NOTE 10. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review and other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

On January 10, 2025, the underwriters’ election to exercise their over-allotment option expired unexercised, resulting in the forfeiture of 875,000 founder shares.

PRECISION AEROSPACE & DEFENSE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	(Unaudited)
	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$1,589,898	$1,275,156
Accounts receivable, net	5,897,030	3,273,066
Related party receivable, current	539,054	—
Inventory, net	10,688,794	9,082,665
Prepaid and other current assets	181,071	347,668
Total current assets	18,895,847	13,978,555
Non-current assets:
Property and equipment, net	4,570,534	3,981,019
Right of use assets	7,030,105	6,217,208
Investment, equity method	—	1,035,218
Goodwill	43,502,880	40,339,819
Deferred tax asset	246,869	430,918
Other assets	1,138,322	756,914
Total non-current assets	56,488,710	52,761,096
Total assets	$75,384,557	$66,739,651
Liabilities, Mezzanine Equity, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$2,943,561	$2,582,873
Accrued payroll expenses	944,733	1,039,572
Related party payable	1,154,831	3,813,482
Income tax payable	355,968	—
Operating lease liability, current	619,533	472,330
Finance lease liability, current	440,865	415,305
Line of credit	789,766	650,203
Notes payable, current	23,766,665	21,319,838
Contract liabilities	678,274	600,008
Contingent consideration, current	14,012,444	9,018,421
Redeemable preferred stock liability, current	512,490	—
Other current liabilities	—	22,004
Total current liabilities	46,219,130	39,934,036
Non-current liabilities:
Operating lease liability, non-current	6,729,718	5,904,402
Finance lease liability, non-current	1,082,396	1,436,940
Notes payable, non-current	4,274,976	2,075,483
Contingent consideration, non-current	10,133,034	15,228,799
Redeemable preferred stock liability, non-current	1,600,000	—
Total non-current liabilities	23,820,124	24,645,624
Total liabilities	70,039,254	64,579,660
Commitments and contingencies	—	—

PRECISION AEROSPACE & DEFENSE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

	(Unaudited)
	September 30, 2025	December 31, 2024
Mezzanine equity
Preferred stock, Series A, $0.001 par value: 400,000 shares authorized at September 30, 2025and December 31, 2024; 400,000 shares issued and outstanding at September 30, 2025 and December 31, 2024.	—	2,000,000
Preferred stock, Series B, $0.001 par value: 400,000 shares authorized at September 30, 2025 and December 31, 2024; 293,000 shares issued and outstanding at September 30, 2025 and December 31, 2024.	1,481,466	1,465,000
Preferred stock, Series C, $0.001 par value: 550,000 and 400,000 shares authorized at September 30, 2025 and December 31, 2024, respectively; 530,000 and 0 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively.	2,650,000	—
Preferred stock, Series D, $0.001 par value: 400,000 and 0 shares authorized at September 30, 2025 and December 31, 2024, respectively; 150,000 and 0 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively.	750,000	—
Total mezzanine equity	4,881,466	3,465,000
Stockholders’ equity (deficit):
Common stock, $0.001 par value: 100,000,000 shares authorized at September 30, 2025 and December 31, 2024; 11,940,250 and 11,697,200 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively.	11,940	11,697
Additional paid-in capital	10,887,629	10,687,808
Accumulated deficit	(10,598,964)	(12,004,514)
Non-controlling interest	163,232	—
Total stockholders’ equity (deficit):	463,837	(1,305,009)
Total liabilities, mezzanine equity, and stockholders’ equity (deficit):	$75,384,557	$66,739,651

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited)

PRECISION AEROSPACE & DEFENSE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Revenue	$9,114,820	$3,721,887	$26,051,397	$9,938,149
Cost of revenue	5,230,747	2,630,624	15,845,950	6,021,176
Gross profit	3,884,073	1,091,263	10,205,447	3,916,973

Operating expenses:
Selling, general, and administrative	2,906,721	1,810,272	8,063,438	4,963,367
Total operating expenses	2,906,721	1,810,272	8,063,438	4,963,367

Operating income (loss)	977,352	(719,009)	2,142,009	(1,046,394)

Other income (expenses):
Interest expense	(377,670)	(163,301)	(1,179,934)	(324,441)
Step acquisition gain	—	—	993,164	—
Revaluation of contingent consideration	(64,043)	(249,554)	101,742	(506,032)
Loss from equity method investment	—	—	(85,055)	—
Other income	14,785	29,721	69,806	59,723
Total other income (expenses)	(426,928)	(383,134)	(100,277)	(770,750)

Net income (loss) before income taxes	550,424	(1,102,143)	2,041,732	(1,817,144)

Provision for income taxes	77,101	89,411	362,033	98,740

Net income (loss)	473,323	(1,191,554)	1,679,699	(1,915,884)

Net income (loss) attributable to non-controlling interest	11,404	(758)	9,101	90,774

Net income (loss) attributable to Precision Aerospace & Defense Group, Inc.	$461,919	$(1,190,796)	$1,670,598	$(2,006,658)

Preferred stock accrued undeclared dividends	49,672	(758)	113,066	90,774

Net income (loss) attributable to common stockholders	$412,247	$(1,190,796)	$1,557,532	$(2,006,658)

Basic earnings (loss) per share attributable to common stockholders:	$0.03	$(0.10)	$0.13	$(0.17)
Diluted earnings (loss) per share attributable to common stockholders:	$0.03	$(0.10)	$0.13	$(0.17)
Weighted average shares outstanding basic	11,905,467	11,565,338	11,821,118	11,538,009
Weighted average shares outstanding diluted	11,905,467	11,565,338	11,821,118	11,538,009

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited)

PRECISION AEROSPACE & DEFENSE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Total mezzanine equity, beginning balance	$6,028,394	$2,000,000	$3,465,000	$320,000
Issuance of preferred stock, Series A	—	—	—	1,680,000
Issuance of preferred stock, Series B	—	950,000	—	950,000
Issuance of preferred stock, Series C	150,000	—	2,650,000	—
Issuance of preferred stock, Series D	750,000	—	750,000
Reclassification of redeemable preferred stock, Series A	(2,096,600)		(2,096,600)
Undeclared dividends accrued for preferred stock	49,672	—	113,066	—
Total mezzanine equity, ending balance	$4,881,466	$2,950,000	$4,881,466	$2,950,000

Total stockholders’ equity (deficit), beginning balance	$76,220	$5,247,463	$(1,305,009)	$5,993,893

Common stock and additional paid-in capital:
Beginning balances	10,910,275	10,786,433	10,699,505	10,786,433
Issuance of common stock for services	38,818	21,098	303,560	21,098
Stock-based compensation	148	14,214	9,570	14,214
Undeclared dividends accrued for preferred stock	(49,672)	—	(113,066)	—
Acquisition of non-controlling interest in Aerofab NDT, LLC	—	(154,347)	—	(154,347)
Ending balances	10,899,569	10,667,398	10,899,569	10,667,398

Accumulated deficit:
Beginning balances	(10,985,883)	(6,379,805)	(12,004,514)	(5,563,943)
Net income (loss) attributable to Precision Aerospace & Defense Group, Inc.	461,919	(1,190,796)	1,670,598	(2,006,658)
Distribution	(75,000)	—	(265,048)	—
Ending balances	(10,598,964)	(7,570,601)	(10,598,964)	(7,570,601)

Non-controlling interest:
Beginning balances	151,828	840,835	—	771,403
Acquisition of non-controlling interest	—	(695,653)	154,131	(695,653)
Net income (loss) attributable to non-controlling interest	11,404	(758)	9,101	90,774
Distribution	—	—	—	(22,100)
Ending balances	163,232	144,424	163,232	144,424

Total stockholders’ equity, ending balance	$463,837	$3,241,221	$463,837	$3,241,221

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited)

PRECISION AEROSPACE & DEFENSE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine Months Ended
	September 30, 2025	September 30, 2024
Cash Flows From Operating Activities:
Net income (loss)	$1,679,699	$(1,915,884)
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	1,095,763	124,264
Revaluation of contingent consideration liability	(101,742)	506,032
Amortization of note payable discount and loan fees	112,484	160,848
Accrued interest income	(1,875)	(30,463)
Accrued interest expense	782,497	104,303
Amortization of right-of-use asset	480,448	486,784
Gain on sale of property and equipment	(61,217)	—
Gain on step acquisition of equity method investment in Aerofab NDT, LLC	(993,163)	—
Loss on equity-method investment	85,055	—
Stock based compensation	313,130	35,312
Changes in operating assets and liabilities:
Accounts receivable	(2,002,636)	(480,999)
Inventory	(949,652)	(647,016)
Other assets	(9,870)	(606,782)
Accounts payable and accrued expenses	87,432	193,027
Accrued payroll	(127,438)	(18,243)
Related party payable	(2,239,470)	—
Accrued income taxes	355,968	(100,661)
Contract liabilities	78,266	224,688
Operating lease liability	(372,449)	(434,477)
Other liabilities	(22,004)	—
Net cash used in operating activities	(1,810,774)	(2,399,267)
Cash Flows From Investing Activities:
Proceeds from sale of property & equipment	110,000	—
Purchases of property and equipment	(1,003,643)	(423,741)
Advances on related party note receivable	(265,048)	(255,693)
Step acquisition of Aerofab NDT, LLC, net of cash acquired	73,444	—
Net cash used in investing activities	(1,085,247)	(679,434)
Cash Flows From Financing Activities:
Proceeds from line of credit, net	139,563	500,000
Proceeds from long-term debt	802,821	—
Repayment of long-term debt	(469,330)	(91,471)
Repayment of finance leases	(328,984)	—
Repayment of related party note payable	(332,707)	—
Acquisition of noncontrolling interest	—	(150,000)
Distributions to non-controlling interest	—	(22,100)
Proceeds from issuance of preferred shares	3,399,400	2,630,000
Net cash provided by financing activities	3,210,763	2,866,429
Net increase in cash	314,742	(212,272)
Cash, beginning of period	1,275,156	1,478,784
Cash, end of period	$1,589,898	$1,266,512

PRECISION AEROSPACE & DEFENSE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Unaudited)

	Nine Months Ended
	September 30, 2025	September 30, 2024
Supplemental Cash Flows Disclosure:
Income taxes paid	$72,859	$98,740
Interest paid	616,101	359,866
Modification of operating right-of-use asset and lease liability	183,280	1,205,781
Adjustment to acquisitions	250,000	700,000
Issuance of note payable in step-acquisition of Aerofab NDT, LLC	1,875,000	—
Issuance of note payable in acquisition of noncontrolling interest of Aerofab NDT, LLC	—	371,000
Issuance of note payable for acquisition of Aerodyn Engineering, LLC	1,500,000	—
Distribution in lieu of repayment of related-party receivable	265,048	—
Accrued dividends on mezzanine preferred stock	$113,066	$—

See accompanying Notes to Condensed Consolidated Financial Statements (Unaudited)

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 1. Nature Of Operations

Precision Aerospace & Defense Group, Inc. (PADG), which prior to the change of its name effective in April 2025, was formerly known as Precision Aerospace Group, Inc. or PAG, was established in July 2016 in Southern Florida. PADG operates as a holding company for the operating entities via business segment parent companies which represent our reportable segments (1) PADG Aerospace Contract Services Group, LLC (2) PADG Precision Machining Group, LLC and (3) PADG Non-Destructive Testing Group, LLC.

PADG Aerospace Contract Services Group, LLC includes the following subsidiaries:

Maney Aircraft Inc. (Maney), established in Ontario, California in 1947, operates in the manufacturing industry as it specializes in providing systems, parts, components and support to the aerospace and defense industries. The accounts of Maney include a department with the d/b/a Sprague Systems Engineering (Sprague), which operates on custom and standard ground support equipment including cabin leakage, hydraulic, fuel and pneumatic test stands.

Aerodyn Engineering, LLC with its wholly owned subsidiary of Aerodyn Testing Technology Center, LLC (collectively Aerodyn) was acquired on December 23, 2024 by PADG. Aerodyn provides support services to domestic and international customers in the aerospace and power generation industries. Aerodyn specializes in gas turbine instrumentation and field testing and manufactures precision slip rings that are used in applications requiring the transfer of data from any rotating machinery or equipment. Aerodyn also specializes in designing and configuring data acquisition systems, recording/reducing data, and writing test reports. Tests are conducted on aircraft, in test cells, at power stations, aboard ships, and at manufacturing facilities. Aerodyn is headquartered in Indianapolis, Indiana. Aerodyn Testing Technology Center, LLC is a turbocharger testing facility located in Whitestown, Indiana.

PADG Precision Machining Group, LLC includes the following subsidiary:

AOP Precision Products, LLC d/b/a V&M Precision Machining and Grinding (V&M) was established in May 2017 through the purchase of substantially all its assets by PADG from a financial institution in connection with an assignment for the benefit of creditors transaction. V&M’s headquarters and manufacturing operations are in Southern California. V&M specializes in precision machining of complex parts and assembles made from a wide variety of raw materials including aluminum, steel, stainless, exotic alloys, plastics, and synthetics.

PADG Non-Destructive Testing Group, LLC includes the following subsidiaries:

NDT Northwest, LLC (NDTNW) with its majority owned subsidiary of Aerofab NDT, LLC (Aerofab) was acquired on December 31, 2023 by PADG. NDTNW, a Florida limited liability company, is a wholly owned subsidiary of PADG was structured as a holding company for Aerofab and has no significant operations. Aerofab operates from a facility in Kent, Washington and specializes in made-to-order parts manufacturing, sourcing alternative solutions for obsolete non-destructive testing (NDT) Ultrasonic Transducers and Eddy Current probes and providing electrical discharge machining (EDM) services for developing NDT Test Standards tailored to customer specific aircraft and rocket parts which require routine inspection. In July 2024, the Company increased their 80% ownership in Aerofab by 16.1% ownership, increasing the total ownership to 96.1% and in November 2024, the Company reduced its ownership by 47.2% decreasing the total ownership of Aerofab to 48.9%; NDTNW remains a wholly owned subsidiary of PADG, see Note 11. In April 2025, the Company acquired 47.20% membership interest in Aerofab, increasing their ownership to 96.12%. As a result of the transactions above. Aerofab operations were not consolidated from November 22, 2024 to April 30, 2025 and were reflected as an equity method investment. Subsequent to April 30, 2025, Aerofab’s operations are included in the consolidated financial statements.

Note 2. Summary Of Significant Accounting Policies

General and Basis of Presentation

The accompanying Condensed Consolidated Balance Sheet as of September 30, 2025, the Condensed Consolidated Statements of Operations, the Condensed Consolidated Statements of Statements of Mezzanine Equity and Stockholders’ Equity (Deficit) for the three and nine months ended September 30, 2025 and 2024, and the Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2025 and 2024, as well as other information disclosed in the accompanying notes, are unaudited.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 2. Summary Of Significant Accounting Policies (cont.)

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and have been consistently applied in the preparation of the consolidated financial statements. The consolidated financial statements include the accounts of its wholly and majority owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. In our opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of our financial position as of September 30, 2025, our results of operations and our cash flows for the periods ended September 30, 2025 and 2024. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue from contracts with customers using the five-step model prescribed in Accounting Standards Codification (ASC) Topic 606. The Company derives its revenue primarily from the sale of systems, parts, and components to the aerospace and defense industries. Revenues are recognized when control of these products is transferred to its customers upon receipt or shipment based on contract term, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products and services. Contracts are generally segmented between types of products or service being provided within the contract; each segment is accounted for as a distinct performance obligation. Progress toward completion of the Company’s contracts is measured by the percentage of costs incurred to date to estimated total costs for each contract which is based upon an estimated profit margin. This method is used because management considers cost incurred to be the best available measure of progress on uncompleted contracts. Because of the inherent uncertainties in estimating the percentage of contract revenues earned and final contract revenues (including change orders approved as to scope, but unapproved as to price) being subject to customer approval, it is at least reasonably possible that the Company’s estimates of costs and revenues may significantly change in the near term.

Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expenses as incurred when the amortization period is less than a year.

Cost of Revenue

Cost of revenue includes materials, labor, and overhead costs incurred relating to contract performance. Material costs include raw materials, purchased components and sub-assemblies, outside processing and inbound freight costs. Labor and overhead costs consist of direct and indirect manufacturing costs, including wages and fringe benefits, operating supplies, and purchasing, receiving and inspection costs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in estimated job profitability resulting from variable consideration (such as claims for which the Company has enforceable rights) are accounted for as changes in estimates in the current period, but limited to an amount that will not result in a significant reversal of revenue in future periods.

The Company has a standard warranty policy to ensure that any defects arising from the workmanship of our products under normal usage are covered. The Company’s warranty does not provide for services beyond standard assurances and therefore are not considered to be separate performance obligations. Defects resulting from negligence, unauthorized modifications, accidents, theft, or misuse are not covered. In the event we are unable to provide a functional repair, the Company will issue a credit, and provide a replacement at no additional cost to the

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 2. Summary Of Significant Accounting Policies (cont.)

customer. Product warranty expense is recognized based on the term of the product warranty, generally one year, and the related estimated costs, considering historical claims expense. Accrued warranty costs are reduced as these costs are incurred and as the warranty period expires, and otherwise may be modified as specific product performance issues are identified and resolved. The provision for warranty expense is calculated based on warrantied sales and expenses utilizing historical experience. The warranty reserve as of September 30, 2025 and December 31, 2024 was approximately $219,000, and is included within accounts payable and accrued expenses.

Cash and Cash Equivalents

Cash and cash equivalents include all cash on hand and deposits with financial institutions.

Accounts Receivable and the Allowance for Credit Losses

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the contractual amount billed to the customer for products sold or services rendered. The Company allocates customer payments of accounts receivable to the specific invoices identified on the customer’s remittance advice or, if unspecified, we apply the payment to the oldest unpaid invoices.

Contract liabilities represent payments received from customers in advance of the satisfaction of performance obligations under the contract.

The Company maintains an allowance for expected credit losses based on estimated and recorded utilizing relevant information about past events, including historical experience, current conditions and a reasonable and supportable forecast that affects the collectability of the related financial asset. As of September 30, 2025 and December 31, 2024, the allowance for expected credit losses on accounts receivable was approximately $144,000. The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. The total amount of write-offs was immaterial to the consolidated financial statements for the periods ending September 30, 2025 and 2024.

Inventory

Inventory is valued at the lower of cost (first-in, first-out method) or net realizable value and include direct production costs and as well as indirect costs, such as factory overhead. The net realizable value is calculated as the expected sales price in the course of normal operations net of estimated costs to finish and sell the goods. A valuation allowance is provided for obsolete and slow-moving inventory to reduce the carrying cost to net realizable value, if considered necessary.

Property and Equipment, net

Property and Equipment are stated at cost, less accumulated depreciation. The Company uses the straight-line method of depreciation with a useful life of 39 years for the building, 3 – 7 years for office and equipment, 10 years for rental equipment, 3 – 15 years for machinery and equipment, 5 years for vehicles and 5 – 15 years for leasehold improvements. Repairs and maintenance are expensed when incurred, while additions or improvements, which increase usefulness or extend the life of the asset, are capitalized.

Leases and Sale-Leaseback Activities

Operating lease liabilities are recognized at the lease commencement date based on the present value of the fixed lease payments using the Company’s incremental borrowing rates. Related operating ROU assets are recognized based on the initial present value of the fixed lease payments, reduced by contributions from landlords, plus any prepaid rent and direct costs from executing the leases. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Variable lease payments are recognized as lease expense as they are incurred. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 2. Summary Of Significant Accounting Policies (cont.)

The Company entered into a sale-leaseback transaction which the Company sold their property to a third-party and agreed to lease the property back for a certain period of time. To determine whether the transfer of the property should be accounted for as a sale, the Company evaluated whether control has transferred to the third-party in accordance with the guidance set forth in ASC Topic 606. As the transfer of the asset was a sale at market terms, the Company recognized the transaction price for the sale based on the cash proceeds received, derecognized the carrying amount of the underlying asset and recognized a gain on sale in the consolidated statements of operations for the difference between the carrying value of the asset and the transaction price. The Company accounts for the leaseback in accordance with our lease accounting policy.

Equity Method Investments

The Company applies the equity method of accounting to investments when it has significant influence but not a controlling interest in the investment entity. The Company’s equity method investments are reported at cost and adjusted each period for its proportionate share of the investment entity’s income or loss. The cost on initial recognition of the retained interest in a former subsidiary is based on fair value on the date of loss of control. The Company’s proportionate share of the net loss resulting from the investment is reported under loss from equity method investment in our consolidated statements of operations. The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. Management determined no impairment events had occurred through April 30, 2025, the date controlling interest was obtained.

Goodwill

Goodwill represents the excess purchase price paid to acquire a business over the fair value of net assets acquired. The Company assesses the carrying amounts of goodwill for recoverability on at least an annual basis or when events or changes in circumstances indicate evidence of potential impairment exists, using a fair value-based test. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the businesses, and the useful life over which cash flows will occur. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for the Company. As part of management’s qualitative analysis, management determines on an annual basis whether any triggering events have occurred which would indicate an impairment. Management determined no impairment events had occurred through September 30, 2025.

Contingent Consideration

The Company accounts for contingent consideration commitments that do not meet the criteria for equity treatment as liabilities. As the contingent consideration liability issued in the acquisitions of NDTNW and Aerodyn, see Note 11, meet the definition of a derivative, the Company classifies the contingent consideration as liabilities at their fair value and adjusts the contingent consideration to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until issued, and any change in fair value is recognized in the consolidated statements of operations. The contingent considerations were valued using the Black-Scholes model and the assumptions used in preparing these models include estimates such as volatility, contractual terms, discount rates, dividend yield and risk-free interest rates.

Long-Lived Assets

The Company identifies and records impairment losses on long-lived assets used in operations when events and changes in circumstances indicate that the carrying amount of an asset might not be recoverable, but not less than annually. Recoverability is measured by comparison of the anticipated future net undiscounted cash flows to the related assets’ carrying value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 2. Summary Of Significant Accounting Policies (cont.)

Acquisitions

Our consolidated financial statements include the operations of acquired businesses from the date of acquisition. We account for acquired businesses using the acquisition method of accounting, which requires that any assets acquired and liabilities assumed be measured at their respective fair values on the acquisition date. The accounting for business combinations requires the Company to make significant judgments and estimates. Any excess of the fair value of consideration transferred over the assigned values of the net assets acquired is recognized as goodwill; see Note 11.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some or all of any deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company assesses its tax positions for all periods open to examination by tax authorities based on the latest available information. Those positions are evaluated to determine whether they will more likely than not be sustained upon examination by the relevant taxing authorities. Liabilities for unrecognized tax benefits are measured based on the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. These unrecognized tax benefits are recorded as a component of income tax expense. Interest and penalties related to unrecognized tax benefits are not material. In the normal course of business, the Company is subject to examination by tax authorities. With few exceptions, the Company is no longer subject to U.S. Federal and state income tax examinations for the years before 2020 and 2019, respectively.

Stock Based Compensation

Stock based compensation is accounted for using the fair value recognition method in accordance with U.S. GAAP. Stock compensation is recognized on a straight-line basis over the requisite service period of the award. Forfeitures, if any, are recognized when they occur. For awards granted to non-employees, stock-based compensation expense is recorded at fair value of the consideration received or the fair value of the equity instruments issued, as they vest, over the performance period, see Note 12.

Mezzanine Classification

ASC 480 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Preferred securities that are mandatorily redeemable are required to be classified by the issuer as liabilities whereas under ASC 480 an issuer should classify a preferred security whose redemption is contingent on an event not entirely in control of the issuer as mezzanine equity (temporary equity). The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash, securities or other assets of the entity in the future. The Preferred Stock Series A, B, C, and D, see Note 13, is not considered mandatorily redeemable and accordingly, the Company determined that mezzanine treatment is appropriate. The preferred stock will be subsequently measured at its redemption value when the instrument becomes currently redeemable or when it becomes probable that it will be redeemed and reclassified from mezzanine equity to a liability.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions and trade accounts receivables from customers. The Company maintains bank accounts at various financial institutions; these accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, cash balance held in financial institutions may exceed the FDIC insured limits. The Company had not experienced any losses in such accounts.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 2. Summary Of Significant Accounting Policies (cont.)

The Company had concentrations in accounts receivable from the following customer as of:

	September 30, 2025		December 31, 2024
Customer 1	$1,315,000	22.6%	$	*
Customer 2	933,000	16.1%		668,000	20.4%
Customer 3	*			338,000	10.3%
	$2,248,000	38.7%		$1,006,000	30.7%

____________

*        Represents less than 10%

The Company had concentrations in revenue from the following customer for the nine months ending:

	September 30,
	2025		2024
Customer A	$3,084,000	11.8%	$2,855,000	28.73%
Customer B	3,272,000	12.6%	*
Customer C	3,580,000	13.7%	*
Customer D	*		2,309,000	23.23%
	$9,936,000	38.1%	$5,164,000	51.96%

____________

*        Represents less than 10%

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing earnings available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued and convertible preferred stock using the if-converted method.

Employee Benefit Plan

The Company has defined-contribution retirement plans pursuant to the rules of Section 401(k) of the Internal Revenue Code (the plan). The Plan is non-discriminatory and employees must meet certain requirements to be eligible to participate in the Plan. The Company may also make discretionary contributions to the plan. The total amount contributed to the Plan by the Company for the nine month periods ended September 30, 2025 and 2024, was approximately $223,000 and $51,000, respectively.

Deferred Compensation Agreements

Aerodyn has an informal non-qualified deferred compensation agreements with certain key employees. These agreements provide for the employees to receive a $250,000 bonus if they maintain employment with Aerodyn through the age of 62. Life insurance contracts have been purchased, which may be used to fund these agreements. The cost of these deferred compensation plans is being expensed over the applicable service period of each covered employee. The total amount of deferred compensation as of September 30, 2025 and December 31, 2024 was approximately $508,000 and $462,000, respectively, included in accrued payroll expenses.

New Accounting Pronouncements Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis with an option to apply them retrospectively. The guidance will be effective for annual periods beginning after December 15, 2024. The Company is evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 2. Summary Of Significant Accounting Policies (cont.)

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations or cash flows.

Note 3. Revenue from Contracts with Customers

Revenue was generated from the following sectors for the periods ending:

	Three Months Ended		Nine Months Ended
	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Military	47.6%	67.6%	54.6%	65.1%
Domestic	30.8%	13.7%	34.3%	14.5%
International	14.7%	13.1%	7.6%	16.4%
Space	6.8%	5.6%	3.5%	4.1%
	100.0%	100.0%	100.0%	100.0%

Note 4. Inventory, net

Inventory consists of the following as of:

	September 30, 2025	December 31, 2024
Raw materials	$2,352,506	$1,859,406
Work-in-progress	8,418,383	7,256,471
Finished goods	854,711	755,602
Inventory reserve	(936,806)	(788,814)
	$10,688,794	$9,082,665

Note 5. Property And Equipment, net

Property and equipment consist of the following as of:

	September 30, 2025	December 31, 2024
Machinery and equipment	$17,697,000	$16,308,642
Office equipment	293,724	204,757
Leasehold improvements	1,228,849	1,007,116
Vehicles	16,500	45,526
	19,236,073	17,566,041
Less accumulated depreciation	(14,665,539)	(13,585,022)
	$4,570,534	$3,981,019

Total depreciation expense for the nine months ended September 30, 2025 and 2024 was $1,070,666 and $87,271 respectively and for the three months ended September 30, 2025 and 2024 was $360,276 and $32,173, respectively.

Note 6. Related Parties

On December 31, 2022, Aerospace Opportunity Partners, LP (AOP) issued a promissory note to Maney, in the principal amount of approximately $317,579. The note matures on December 31, 2025, and accrues interest at 3% per annum. The use of proceeds of this promissory note was for AOP’s operating expenses. On December 31, 2023, AOP issued three promissory notes: (a) one to PADG in the principal amount of $399,000 (used for AOP’s

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 6. Related Parties (cont.)

operating expenses); (b) one to V&M in the principal amount of $327,000 (used to repay portions of the Closing Note and V&M Note); and (c) one to Maney in the principal amount of $264,504 (used to repay portions of the Closing Note and V&M Note). Each of the foregoing notes issued on December 31, 2023 matures on December 31, 2026, and accrues interest at 3% per annum. As of December 31, 2024, the Company declared a distribution in the amount of $1,356,852, representing the outstanding balance and accrued interest of the above promissory notes resulting in a reduction of the outstanding balance as of December 31, 2024 to zero.

During the period ended September 30, 2025, PADG incurred expenses on behalf of AOP and advanced funds totaling $265,048. During the period ended September 30, 2025, the Company declared a distribution in the amount of $265,048, resulting in a reduction of the outstanding balance owed from AOP as of September 30, 2025 to zero.

On January 1, 2024, PADG entered into a consulting agreement with TAP Financial Partners, Ltd. (TAP). TAP will provide comprehensive advisory services, including business model evaluation, acquisition support, and financing assistance. PADG will pay TAP a monthly retainer of $25,000, increasing by $5,000 on each twelve-month anniversary and as well as additional increases upon the IPO. Fees in excess of the monthly retainer are for additional resources required by the Company for accounting, administrative, and non-M&A related advisory services. Additional fees are also payable for financing and merger & acquisitions (M&A) transactions facilitated by TAP, with other growth-driven payments potentially included. TAP will be reimbursed for reasonable out-of-pocket expenses related to their services. In addition, a portion of M&A transaction fees will be paid in stock of the Company, the common stock issued will be equal to the amount of the related fee divided by the offering price of the Company when it is initially sold in the IPO.

Pursuant to the agreement, PADG incurred total consulting and other fees of $573,471 and $565,000 during the nine months ended September 30, 2025 and 2024, respectively. As of September 30, 2025 and December 31, 2024, approximately $1,155,000 and $1,520,000, respectively was due TAP, which includes approximately $1,155,000 and $1,114,000 of stock payable, respectively, and is included in the related party payables. In addition, as of September 30, 2025 TAP was prepaid fees totaling approximately $131,000 included in related party receivables.

In accordance with their consulting contract, during the nine months ended September 30, 2025 and 2024, the Company granted TAP 120,000 options to purchase the Company’s common stock with an aggregate grant date fair value of approximately $7,500 and $1,300, respectively. The options vested immediately upon grant, and are exercisable for a period of 4 years.

Maynard Hellman has been a director of AOP GP, Ltd. (AOP GP), the general partner of AOP, since October 2023. Mr. Hellman was appointed as a manager of PADG and is on the Board. During the nine months ended September 30, 2025 and 2024, the Company granted Mr. Hellman 9,375 and 8,333 options to purchase the Company’s common stock with an aggregate grant date fair value of approximately $310 and $30, respectively. The options vested immediately upon grant and are exercisable for a period of 3 years.

Aerodyn has entered into two facility lease agreements with Aerodyn Real Estate, LLC and Aerodyn Real Estate II, LLC (collectively the Aerodyn Real Estate Entities), see Note 10, which are owned and operated by a member of management. As of September 30, 2025, Aerodyn had outstanding balances of approximately $0 and $0 due to Aerodyn Real Estate, LLC and Aerodyn Real Estate II, LLC, respectively. As of December 31, 2024, Aerodyn had outstanding balances of approximately $333,000 and $204,000 due to Aerodyn Real Estate, LLC and Aerodyn Real Estate II, LLC, respectively.

In addition, Aerodyn has a note payable with Aerodyn Real Estate II, LLC bearing interest at 8%; outstanding principal and interest are payable in lump sum on September 12, 2025; unsecured; subordinated to line of credit, notes payable to bank and notes payable to certain institutional lenders. As of September 30, 2025 and December 31, 2024, approximately $0 and $333,000, respectively was outstanding on the note.

Aerodyn is a guarantor of term debt issued to the Aerodyn Real Estate Entities. The term debt of the Real Estate Entities has an aggregate outstanding principal balance of approximately $2,710,000 at September 30, 2025, and with facility notes maturing on September 12, 2026 through October 1, 2042. The estimated maximum potential amount of undiscounted future payments that the Company could be required to make in the event of nonperformance by the

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 6. Related Parties (cont.)

Real Estate Entities, assuming that the payments were allowed to continue as provided in the master loan agreement, aggregate approximately $3,700,000 at September 30, 2025. There are no recourse provisions for the Company to recover any payment that it might be required to make under these guarantees, and the Company does not hold any collateral for its guarantees. However, the Company does not believe that it will incur any liability as a result of the guarantees.

During 2018, Aerodyn entered into an agreement to sell its majority owned interest in Aerodyn, Ltd. (LTD) to the minority shareholder of LTD. Under terms of the agreement, accounts receivable outstanding from LTD totaling $970,103 were converted into a promissory note. Under terms of the promissory note, Aerodyn shall receive quarterly payments which are to be based upon 2.5% of LTD’s revenue for the preceding quarter. The 2.5% payment shall not exceed LTD’s earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter. Payment shall be limited to EBITDA should the 2.5% calculated amount exceed EBITDA. For any given quarter, any calculated shortfall will be rolled into the next quarter’s calculated payment. As of September 30, 2025 and December 31, 2024, Aerodyn has a note receivable due from LTD totaling $1,071,501 of which has a full allowance reserve for expected credit losses. In addition, as of September 30, 2025 and December 31, 2024, Aerodyn has an account receivable balance totaling $78,633 and $12,109 due from LTD, respectively and is included in account receivables.

Subsequent to November 2024 unwind, Aerofab made certain payments on behalf of PADG and NDTNW. As of December 31, 2024 approximately $182,000 was collectively due to Aerofab and is included in the related party payables. Subsequent to April 30, 2025, Aerofab’s operations are included in the consolidated financial statements and any intercompany activity is eliminated.

As of September 30, 2025, included in related party receivables is $250,000 due from a member of management of Aerodyn and as of December 31, 2024, included in related party payables is $1,195,000 due to a member of management of Aerodyn related to a distribution.

Note 7. Income Taxes

For the three and nine months period ending September 30, 2025, the effective income tax rate was 13.6% and 17.6%, respectively. The effective tax rate was less than the federal statutory income tax rate of 21% due to utilization of prior year net operating losses. The effective income tax rate for the three and nine months period ending September 30, 2024, was (8.1)% and (5.4)%, respectively. The Company’s effective tax rate was less than the federal statutory income tax rate of 21% due to the consolidated net loss,

Note 8. Line of Credit

In April 2024, the Company executed a corporate guarantee, and two of its subsidiaries, Maney and V&M, executed loan and security agreements (LSA) with PFF LLC, d/b/a “Parabilis”. The LSAs are the same in legal form, and each has a revolving line of credit limit of $1,500,000. Maney and V&M are able to draw against the respective lines, subject to adequate borrowing bases that consist of accounts receivable, unbilled receivables and eligible delivery orders. Each line of credit carries a fixed interest rate of 14.4% per annum, matures in May 31, 2025, and are secured by the assets of the respective subsidiaries. In June 2025, the LSAs were amended to extend the maturity to May 2026 and added PADG as a guarantor. The cumulative outstanding balance as of September 30, 2025 and December 31, 2024 was approximately $790,000 and $650,000, respectively. In addition, the Company capitalized fees incurred related to the line of credit, the unamortized loan fees as of September 30, 2025 and December 31, 2024 was approximately $0 and $96,000 respectively included in prepaids and other current assets.

In October 2024, the Company executed a corporate guarantee, and Aerofab, executed a LSA with PFF LLC, d/b/a “Parabilis”. The LSA has a revolving line of credit limit of $500,000. Aerofab may draw against the line, subject to adequate borrowing bases that consist of accounts receivable, unbilled receivables and eligible delivery orders. The line of credit carries a flat interest rate of 14.4% per annum, matures in November 30, 2025, and is secured by the assets of Aerofab. The outstanding balance as of September 30, 2025 was $0.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 8. Line of Credit (cont.)

Aerodyn has a $3,000,000 revolving line of credit facility under terms of a master loan agreement with a financial institution available through September 30, 2025. Borrowings, which are limited to a specified percentage of eligible accounts receivable and inventory, bear interest at the prime rate plus 0.25% (7.5% at September 30, 2025). Borrowings under this credit facility are secured by substantially all of the Company’s assets and real estate property owned by two related parties (see Note 6), guarantees by Aerodyn Engineering Holdings, Inc., Aerodyn Holdings, LLC, Aerodyn Real Estate Entities, and a personal guarantee by a member. Letters of credit may be issued under the facility and reduce the available commitment. The line of credit facility is subject to certain financial and non-financial covenants and is subject to cross-collateralization and cross-default provisions with the Aerodyn’s note payable to bank (see Note 9) and Aerodyn term debt guaranteed by the Company (see Note 6). The outstanding balance as of September 30, 2025 and December 31, 2024 was $0.

Note 9. Notes Payable

In June 2023, NDTNW assumed a note payable from a shareholder with a principal balance of $407,587. The note calls for quarterly payments of $22,022 of principal and interest beginning in September 2023 bearing interest at 3% per annum and maturing in July 2028. The outstanding note balance and accrued as of September 30, 2025 and December 31, 2024 was approximately $255,000 and $315,000, respectively.

As part of NDTNW acquisition discussed in Note 11, the Company issued promissory notes of $1,875,000 and $625,000 to DMNDT, LLC and Aerospace Services Group, LLC, respectively. Each note shall bear interest at the rate of 5% per annum. On December 31, 2024, the Company shall pay each note holder the interest that accrued on their respective note from the closing date. Commencing on February 1, 2025, equal monthly payments of principal and interest are required over a term of 84 months until paid in full. Within 30 days of the Company being listed on the NYSE, the Company shall satisfy each note in full. In November 2024, the Company executed a Partial Unwind Agreement (PUA) with regard to its ownership percentage of its subsidiary, Aerofab, see Note 11. The PUA cancels the promissory note of $1,875,000 issued to DMNDT, LLC. Upon cancellation of the note, the Company’s ownership in Aerofab was reduced by transferring 47.2% of the Company’s ownership interest to DMNDT, LLC. In April 2025, the Company entered into an amendment on the Aerospace Services Group, LLC note to extend the initial required payment from December 31, 2024 to December 15, 2025, to be paid in equal monthly payments of principal and interest over a term of 84 months with a maturity date of November 2032. The outstanding Aerospace Services Group, LLC note and accrued interest balance as of September 30, 2025 and December 31, 2024 was approximately $682,000 and $670,000, respectively and reflects a present value discount of approximately $63,000 and $79,000, respectively on the balance sheet.

In April 2025, the Company entered into a membership interest purchase agreement to purchase 47.20% membership interest in Aerofab NDT, LLC from DMNDT, LLC for consideration of $1,875,000 promissory note. As a result of the step acquisition, the Company’s ownership increased to 96.12% in Aerofab, NDT, LLC. The note shall bear interest at the rate of 5% per annum. Commencing on December 15, 2025, equal monthly payments of principal and interest are required over a term of 84 months with a maturity date of November 2032. Within 30 days of the Company being listed on the NYSE, the Company shall satisfy the note in full. The outstanding DMNDT, LLC note and accrued interest balance as of September 30, 2025 was approximately $1,914,000.

In July 2024, the Company purchased 23,672 units of Aerofab ownership or approximately 16.1% ownership from a non-controlling interest of Aerofab for a total purchase price of $850,000, resulting in the Company’s ownership increasing to 96.1% of Aerofab. As part of the purchase agreement, the Company made a cash payment of $150,000 during 2024 and the remaining $700,000 will be paid in 20 quarterly installments of $40,771 beginning in October 2024 and maturing in July 2029, bearing interest at 6%. The outstanding note balance as of September 30, 2025 and December 31, 2024 was approximately $595,000 and $678,000.

In 2020, Aerodyn received a loan under the United States SBA through an institutional lender, the loan is secured by substantially all of Aerodyn’s assets, assignment of life insurance policy on a member, guarantees by Aerodyn Engineering Holdings, Inc., and a personal guarantee by a member of management. The institutional lender is in a junior lien position to the Aerodyn term note with the bank. The loan agreement contains restrictive covenants

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 9. Notes Payable (cont.)

including limitations on changes in ownership and additional indebtedness. The note matures in November 20230 and bears interest at 0.68%. The outstanding balance as of September 30, 2025 and December 31, 2024 was approximately $608,000 and $693,000 respectively. In addition, the Company capitalized fees incurred related to the loan, the unamortized loan fees as of September 30, 2025 and December 31, 2024 was approximately $62,000 and $90,000, respectively reflected against the outstanding balance on the balance sheet.

In January 2021, Aerodyn entered in a term note payable with a financial institution bearing interest at the prime rate plus 1% (8.50% at December 31, 2024). The term note is payable in monthly installments of principal of $16,006 plus interest through July 2027. The outstanding note balance as of September 30, 2025 and December 31, 2024 was approximately $344,000 and $488,000.

As part of the Aerodyn acquisition discussed in Note 11, the Company issued a convertible promissory note of $20,698,038 to the sole stockholder of Aerodyn Engineering Holdings, Inc. Upon closing of the IPO, the Company shall (a) make a cash payment to the holder of one-half of the principal amount of the convertible promissory note ($10,349,019) plus accrued interest to date and (b) issue to the holder, common stock equal to the amount of one-half of the principal amount of the convertible promissory note ($10,349,019) divided by the offering price of the Company when it is initially sold in the IPO. Interest is fixed at 8% per annum and shall only accrue on the principal balance of the cash payment portion. In March 2025, the Company amended the Merger Agreement with Aerodyn Engineering Holdings, Inc. to increase the promissory note by $1,500,000, for a total promissory note of $22,198,038, the additional consideration will be paid 50% in cash and 50% in common stock. The outstanding note balance and accrued interest as of September 30, 2025 and December 31, 2024 was approximately $22,866,000 and $20,716,000, respectively.

The Company has entered into various secured equipment notes with 3rd parties with maturities from October 2025 through June 2030. The notes require monthly payments of $1,093 to $14,843 with effective interest rates ranging from 2.90% to 9.2%. The outstanding equipment note balances included in the consolidated financial statements as of September 30, 2025 and December 31, 2024 was approximately $766,000 and $17,000, respectively.

Future minimum payments required under the debt obligations for following years as of September 30, 2025:

2025	$23,082,542
2026	994,996
2027	945,083
2028	861,455
2029	795,017
Thereafter	1,487,474
Total	$28,166,567
Less: unamortized present value discount	(63,091)
Less: unamortized loan fees	(61,834)
Total notes payable	$28,041,642

Note 10. Commitments And Contingencies

Operating Leases

In February 2025, Aerodyn amended their operating lease agreements with the Aerodyn Real Estate Entities for the Indianapolis, Indiana and Whitestown, Indiana facilities to waive certain scheduled rent increases and clarify the required payment terms. The Company has various operating leases for equipment and facilities. The operating lease right-of-use assets and lease liabilities as of September 30, 2025 were approximately $7,030,000 and $7,349,000, respectively and as of December 31, 2024 approximately $6,217,000 and $6,377,000, respectively. As of September 30, 2025 and December 31, 2024, the weighted average remaining lease term was approximately 10.3 years and 11.5 years, respectively, and the weighted average discount rate was approximately 7.0% and 7.1%, respectively.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 10. Commitments And Contingencies (cont.)

Future minimum operating lease payments required for following years as of September 30, 2025:

2025	$275,562
2026	1,114,592
2027	1,027,033
2028	1,007,043
2029	1,034,213
Thereafter	5,861,742
Total operating lease payments	10,320,185
Less imputed interest	(2,970,934)
Total operating lease liabilities	$7,349,251

Finance Leases

The Company has various finance leases for equipment. The finance lease right-of-use assets and lease liabilities as of September 30, 2025 were approximately $1,724,000 and $1,523,000, respectively and as of December 31, 2024 were approximately $1,906,000 and $1,852,000. As of September 30, 2025 and December 31, 2024, the weighted average remaining lease term was approximately 3.5 and 4.2 years and the weighted average discount rate was approximately 7.6% and 7.5%.

Future minimum finance lease payments required for following years as of September 30, 2025:

2025	$135,582
2026	526,498
2027	479,013
2028	435,147
2029	112,727
Thereafter	56,148
Total finance lease payments	1,745,115
Less present value discount	(221,853)
Total finance lease liabilities	$1,523,262

Merger Agreement

In June 2025, the Company executed a Merger Agreement with J&T Investments, LLC (Pro-Con), which will result in the acquisition of Pro-Con as a wholly owned subsidiary of PADG upon the satisfaction of certain closing conditions. As part of the acquisition, the Company shall pay total closing consideration of $6,518,721, which upon closing of the IPO, the Company shall (a) make a cash payment of one half of the closing consideration and (b) issue common stock equal to the amount of one-half of the closing consideration divided by the offering price of the Company when it is initially sold in the IPO. In addition, to the closing consideration, the Company also promises to pay Balance Sheet Adjustments of $2,675,268 prior to closing. The Company also has committed to issue contingent consideration for post-performance consisting of payments annually for the periods of January 1, 2025 through December 31, 2027 based upon ProCon’s EBITDA for the preceding year less the EBITDA earned in the year preceding the calculation year multiplied by a factor of 5.5.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 10. Commitments And Contingencies (cont.)

Special Purpose Acquisition Company

In July 2025, the Company entered into a letter of intent with a Special Purpose Acquisition Company (“SPAC”) for a potential business combination. The completion of the business combination is subject to the completion of due diligence, the negotiation and execution of definitive documentation, and the satisfaction of certain conditions, including completion of any required stock exchange and regulatory review and approval of the transaction by the Company’s stockholders and the SPAC’s stockholders. Accordingly, no assurances can be made by either party that the parties will successfully negotiate and enter into a definitive agreement, or that the proposed transaction will be consummated.

Note 11. Acquisition

NDT Northwest, LLC

On December 31, 2023, the Company acquired the membership interest of NDTNW and its majority owned subsidiary (80%) of Aerofab. As part of the acquisition, the Company issued promissory notes of $1,875,000 and $625,000 to DMNDT, LLC and Aerospace Services Group, LLC, respectively, see Note 9 and also issued 375,000 and 125,000 shares of common stock to DMNDT, LLC and Aerospace Services Group, LLC, respectively. In addition, as part of the acquisition, PADG also committed to issue contingent consideration for post-performance consisting of payments annually beginning on January 1, 2025 through January 1, 2027 based upon the Aerofab’s EBITDA for the preceding year less the EBITDA earned in the year preceding the calculation year multiplied by a factor of 5. The amount of the contingent consideration will be payable 50% in cash and 50% in the Company’s common stock based upon its 10-day trailing volume-weighted average price. The fair value of the contingent consideration liability as of September 30, 2025 and December 31, 2024 was $200,259 and $433,408. The fair value as of September 30, 2025 and December 31, 2024 was estimated utilizing the Black-Scholes valuation model with the following weighted average assumptions (i) expected stock price volatility of 27.5% and 24.6% (ii) a risk-free interest rate of 3.6% and 4.3% (iii) expected term of 1.3 and 1.6 years (iv) discount rate of 10.0% and 11.5%, respectively.

In July 2024, the Company purchased 23,672 units of Aerofab ownership or approximately 16.1% ownership from a non-controlling interest of Aerofab for a total purchase price of $850,000, resulting in the Company’s ownership increasing to 96.1% of Aerofab. As part of the acquisition, the Company made a cash payment of $150,000 in 2024 and issued a promissory note of $700,000, see Note 9.

In November 2024, the Company executed a Partial Unwind Agreement (PUA) with regard to its ownership percentage of its subsidiary, Aerofab. The PUA cancels the promissory note of $1,875,000 issued to DMNDT, LLC, see Note 9. Upon cancellation of the note, the Company ownership’s in Aerofab was reduced by transferring 47.2% of the Company’s ownership interest to DMNDT, LLC. As a result, the Company’s total ownership in Aerofab as of November 22, 2024 is 48.9%. Effective November 22, 2024, the Company accounts for the investment in Aerofab under the equity method.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 11. Acquisition (cont.)

In April 2025, the Company entered into a membership interest purchase agreement to purchase 47.20% membership interest in Aerofab NDT, LLC for consideration of $1,875,000 promissory note. As a result of the step acquisition (previously accounted for as an equity method investment from November 22, 2022 through April 30, 2025), the Company’s ownership to 96.12% in Aerofab, NDT, LLC as of April 30, 2025. As of April 30, 2025 and September 30, 2025, the carrying amount of goodwill related to the step acquisition was $1,913,061. The following table represents the purchase consideration and purchase price allocation:

Purchase consideration
Promissory note	$1,875,000
Fair value of previously held equity interest	1,943,326
Total estimated purchase price	$3,818,326

Noncontrolling interest	$154,131

Purchase price allocation
Cash	$73,444
Accounts receivable	621,328
Related party note receivable	156,000
Related party receivables	217,653
Inventory	656,477
Property, plant, and equipment, net	705,321
Right of use asset – operating lease	1,110,065
Customer relationships	301,166
Other assets	25,026
Goodwill	1,913,061
Accounts payable and accrued expenses	(305,855)
Operating lease liability	(1,161,688)
Note payables	(155,492)
Deferred tax liability, net	(184,049)
Net assets acquired	$3,972,457

The following unaudited pro forma financial data gives effect to the acquisition made by the Company during 2025. In accordance with accounting guidance related to pro forma disclosures, the information presented for current period acquisition as if it occurred on January 1, 2025. For the nine months ended September 30, 2024, Aerofab was included in the consolidated operations. The unaudited pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if such acquisitions had occurred on the date indicated, nor is it necessarily indicative of future consolidated results.

Nine Months Ended September 30, 2025
Revenue	$27,557,566
Net income (loss)	$1,658,884
Net income (loss) attributable to noncontrolling interest	$4,377

Aerodyn Engineering, Inc.

On December 23, 2024, the Company executed an Amended and Restated Merger Agreement with Aerodyn Engineering Holdings, Inc. (AEH), which resulted in the acquisition of Aerodyn as a wholly owned subsidiary of PADG. As part of the acquisition, the Company made a $50,000 cash payment at closing and issued a convertible

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 11. Acquisition (cont.)

promissory note of $20,698,038 to the sole stockholder of Aerodyn, see Note 9. In March 2025, the Company amended the Merger Agreement with AEH to increase the total consideration by increasing the promissory note by $1,500,000, for a total promissory note due to AEH of $22,198,038.

In addition, as part of the acquisition, the Company also committed to issue contingent consideration for post-performance consisting of payments annually beginning on January 1, 2025 through January 1, 2028 based upon Aerodyn’s EBITDA for the preceding year less the EBITDA earned in the year preceding the calculation year multiplied by a factor of 5.99. The fair value of the contingent consideration liability at September 30, 2025 and December 31, 2024 was estimated at $23,945,000 and $23,814,000, respectively, utilizing the Black-Scholes valuation model with the following weighted average assumptions (i) expected stock price volatility of 28.6% and 23.9% (ii) a risk-free interest rate of 3.6% and 4.2% (iii) expected term of 1.3 years and 1.3 years and (iv) discount rate of 10.0% and 11.4%. As of September 30, 2025 and December 31, 2024, approximately $9,018,000 of the contingent consideration was earned and will be paid in 2025.

As of December 31, 2024, the carrying amount of goodwill related to the Aerodyn acquisition was $40,339,819. As of September 30, 2025, the carrying amount of goodwill related to the Aerodyn acquisition increased by $1,500,000 for the additional consideration increasing the promissory note resulting in a cumulative carrying balance of $41,589,819. Prior to July 1, 2024, the Company overstated the due to member by approximately $250,000 as of December 31, 2024. The impact of the change resulted in a decrease in goodwill of $250,000 as of January 1, 2025 recognized in the current quarter financial statements. The classification had no impact on the Company’s consolidated net income as of December 31, 2024.

The following table represents the purchase consideration and purchase price allocation:

Purchase consideration
Contingent consideration issued	$23,813,813
Promissory note	22,198,038
Deposit payable	50,000
Total estimated purchase price	$46,061,851

Purchase price allocation
Cash	$769,806
Accounts receivable, net	2,507,942
Inventory	4,746,535
Property, plant, and equipment, net	3,621,584
Right of use asset – operating lease	3,822,165
Other assets	821,174
Goodwill	41,589,819
Accounts payable and accrued expenses	(1,549,774)
Accrued payroll	(570,825)
Related party payable	(870,090)
Contract liabilities	(304,320)
Due to member	(945,000)
Operating lease liability	(3,895,617)
Finance lease liability	(1,852,245)
Note payables, net	(1,091,421)
Deferred tax liability, net	(715,878)
Other liabilities	(22,004)
Net assets acquired	$46,061,851

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 11. Acquisition (cont.)

The following unaudited pro forma financial data gives effect to the acquisition made by the Company during 2024. In accordance with accounting guidance related to pro forma disclosures, the information presented for current period acquisition as if it occurred on January 1, 2024. The unaudited pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if such acquisitions had occurred on the date indicated, nor is it necessarily indicative of future consolidated results.

Nine Months Ended September 30, 2024
Revenue	$25,472,352
Net income (loss)	$572,305

Note 12. Stock Based Compensation

During the nine months ended September 30, 2025 and 2024, the Company granted 150,000 and 300,250 shares of common stock, respectively with a weighted average grant date fair value of approximately $1.71 and $0.26.

During the nine months ended September 30, 2025 and 2024, the Company granted 176,875 and 153,332 options to purchase common stock, respectively with a weighted average grant date fair value of approximately $0.05 and $0.01, respectively and the options vested immediately upon grant. For the nine months ended September 30, 2025 and 2024, the fair value of the options was estimated utilizing the Black-Scholes valuation model with the following weighted average assumptions (i) expected stock price volatility of 26.4% and 42.9% (ii) a risk-free interest rate of 3.8% and 4.1% (iii) expected term of 3.7 years and 3.8 years (iv) weighted average exercise price of $5.00 and $5.00, respectively. No options were exercised during the nine months ended September 30, 2025 and 2024.

Stock-based compensation expense for stock and option awards was $303,560 and $9,570, respectively, for the nine months ended September 30, 2025 and $33,840 and $1,453 for the nine months ended September 30, 2024. As of September 30, 2025, there were 1,067,043 shares available for grant under the Equity Plan.

Note 13. Mezzanine Equity-Preferred Stock

Upon the occurrence of a successful public offering, the Preferred Stock Series A, B, C, and D shares automatically convert to common stock by dividing the original price per share of Series A, B, C, and D paid by each holder of Series A, Series B, Series C, and Series D Preferred Stock shares (the Series A, B, C, and D Per Share Purchase Price) by the initial price per share or unit (the IPO Price) paid by each purchaser who purchases the Company’s securities in the Company’s initial public offering (the IPO). In addition, on the IPO closing date, the Company will repay the Series A, B, C, and D Per Share Purchase Price in cash to the holders of shares of Series A, B, C, and D Preferred Stock, along with the payment, in cash of any accrued and unpaid dividends. The holders of Series A, B, C, and D shall be entitled to receive accrued dividends after twelve (12) months at an annual rate of 10% of the per share purchase price, payable in cash upon a public offering or redemption, which will be paid out before any common stock classes. In the event of liquidation, subject to the rights of holders of the Series A, B, C, and D, and any other preferred stock subsequently issued, the holders of common stock will share equally in any balance of corporate assets available for distribution to them. As of September 30, 2025 and December 31, 2024, $16,466 and $0 dividends were accrued on the preferred stock.

In the absence of an IPO, the Company will redeem, in cash, the Series A, B, C, and D shares at a redemption price equal to the per share purchase price plus the payment, in cash, of any accrued and unpaid dividends commencing on September 1 2025 for Series A, commencing October 1, 2026 for Series B, commencing on January 15, 2027 for

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 13. Mezzanine Equity-Preferred Stock (cont.)

Series C, and commencing on September 15, 2027 for series D. The redemption amount shall be paid in twenty (20) payments via quarterly payments over a period of five (5) years. The Series A Preferred Stock became redeemable on September 1 2025, the Company was required to classify the shares from mezzanine equity to a liability, reclassifying $2,096,600 of the original purchase price and accumulated dividends. As of September 30, 2025 and December 31, 2024, $2,112,490 and $0 of redeemable stock and accrued dividends was outstanding.

For the nine months ended September 30, 2025, the Company issued 530,000 shares of Series C for gross proceeds of $2,650,000 and 150,000 shares of Series D for gross proceeds of $750,000. For the nine months ended September 30, 2024, the Company issued 336,000 shares of Series A for gross proceeds of $1,680,000 and 190,000 shares of Series B for gross proceeds of $950,000.

Note 14. Segment Information

Operating segments represent components of an enterprise for which separate financial information is available that is regularly reviewed by the chief operating decision maker (CODM) in determining how to allocate resources and assess performance. Our Chief Executive Officer has been determined to be our CODM, and he uses a variety of measures to assess the performance of the Company as a whole, depending on the nature of the activity. The Company’s operations consist of three reportable segments: Aerospace Contract Services Group, Precision Machining Group, and Non-Destructive Testing Group. A description of our reportable segments is described in Note 1.

Certain information related to our segments for the reflected periods is presented in the following tables. Consistent accounting policies have been applied by all segments within the Company and within all reporting periods. Gross profit by segment and the reconciliation to net income (loss) for the periods ended consists of the following:

	Aerospace Contract Services Group	Precision Machining Group	Non- Destructive Testing Group	Other Segments and Eliminations	Total
For the nine months ended September 30, 2025
Revenue	$19,641,858	$4,020,836	$2,390,689	$(1,986)	$26,051,397
Cost of revenue	12,159,128	2,101,980	1,586,828	(1,986)	15,845,950
Gross profit	7,482,730	1,918,856	803,861	—
Operating expenses	3,448,998	1,165,472	567,291	2,881,677	8,063,438
Other income and expenses	(185,474)	(104,014)	(11,349)	200,560	(100,277)
Provision for income taxes (benefit)	(6,069)	—	—	368,102	362,033
Net income (loss)	$3,854,327	$649,370	$225,221	$(3,049,219)	$1,679,699
For the nine months ended September 30, 2024
Revenue	$3,445,783	$2,898,391	$3,623,043	$(29,068)	$9,938,149
Cost of revenue	2,018,033	1,617,052	2,415,159	(29,068)	6,021,176
Gross profit	1,427,750	1,281,339	1,207,884	—	3,916,973
Operating expenses	880,617	1,113,469	791,037	2,178,244	4,963,367
Other income and expenses	(26,300)	(54,970)	10,585	(700,065)	(770,750)
Provision for income taxes (benefit)	65,306	—	—	33,434	98,740
Net income (loss)	$455,527	$112,900	$427,432	$(2,911,743)	$(1,915,884)

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Note 14. Segment Information (cont.)

Total assets by segment, consists of the following:

	Aerospace Contract Services Group	Precision Machining Group	Non- Destructive Testing Group	Other Segments and Eliminations	Total
Total Assets as of September 30, 2025	$23,412,662	$4,865,461	$4,048,305	$43,058,129	$75,384,557

Total Assets as of December 31, 2024	$21,374,213	$4,163,176	$34,731	$41,167,531	$66,739,651

Note 15. Material Weaknesses

Management acknowledges material weaknesses related to (i) financial reporting, (ii) insufficient segregation of duties due to limited personnel, (iii) the absence of a consistently applied journal entry review, approval, and authorization process, and (iv) the lack of adequately designed and implemented controls over certain significant financial statement line items remain unremediated as of this date. These material weaknesses primarily reflect the Company’s current stage of development, including limited accounting resources, evolving financial reporting processes, and system constraints. As the Company advances and prepares for increased external reporting, governance, and compliance expectations, management will initiated remediation efforts designed to address the identified material weaknesses and to establish a scalable internal control framework. These efforts include formalizing and documenting accounting policies and procedures, enhancing review and approval controls, evaluating improvements to accounting systems and IT controls, and planning for incremental additions to the finance and accounting organization to support appropriate segregation of duties.

Note 16. Subsequent Events

Management has evaluated subsequent events through December 1X, 2025, the date on which the consolidated financial statements were issued.

Subsequent to September 30, 2025, the Company issued 20,000 shares of Series C Preferred Stock for gross proceeds of $100,000 and issued 188,000 shares of Series D Preferred Stock for gross proceeds of $940,000.

The Company issued 57,143 Common Shares to its CEO and CFO pursuant to their compensation agreements.

The Company granted 2,233,102 shares to the Board, Officers and CompanyAdvisors and their designees prior to a 12.945% reverse of the Company’s common stock.

The Company entered into an amendment to the merger agreement with Aerodyn Engineering Holdings, Inc. on December 18, 2025 and effective November 30, 2025.

The Company entered into a Business Combination Agreement and Plan of Merger on November 26, 2025, with FACT II Acquisition Corp. and its affiliates pursuant to which FACT II Acquisition Corp. will acquire PAD, with PAD surviving the merger as a wholly-owned subsidiary of FACT. Following the Merger, PAD will be the majority shareholder of the surviving entity and will be the accounting acquirer.

Report of Independent Registered Public Accounting Firm (PCAOB ID: 6651)

Board of Directors and Shareholders

Precision Aerospace & Defense Group Inc. and its Subsidiaries (F/K/A Precision Aerospace Group, Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Precision Aerospace & Defense Group Inc. and its Subsidiaries (F/K/A Precision Aerospace Group, Inc.) (the “Company”) as of December 31, 2024 and 2023, and the related statements of operations, mezzanine equity and stockholders’ equity (deficit), and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 , and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023.

/s/ Kreit & Chiu CPA LLP

Los Angeles, California

July 8, 2025

PRECISION AEROSPACE & DEFENSE GROUP, INC.

Consolidated Balance Sheets

	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$1,275,156	$1,478,784
Accounts receivable, net	3,264,067	943,843
Related party receivable, current	12,109	327,107
Inventory, net	9,082,665	3,713,059
Prepaid and other current assets	347,668	54,892
Total current assets	13,981,665	6,517,685
Non-current assets:
Property and equipment, net	3,981,019	601,271
Right of use assets	6,217,208	2,941,880
Related party receivable, non-current	—	1,180,110
Investment, equity method	1,035,218	—
Goodwill	40,339,819	1,726,540
Deferred tax asset, net	430,918	—
Other assets	756,914	391,618
Total non-current assets	52,761,096	6,841,419
Total assets	$66,742,761	$13,359,104
Liabilities, Mezzanine Equity, and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued expenses	$2,582,873	$478,157
Accrued payroll expenses	1,039,572	216,198
Related party payable	3,816,592	—
Income tax payable	—	100,661
Operating lease liability, current	472,330	375,401
Finance lease liability, current	415,305	—
Line of credit	650,203	—
Notes payable, current	21,319,838	73,257
Contract liabilities	600,008	—
Contingent consideration, current	9,018,421	—
Other current liabilities	22,004	—
Total current liabilities	$39,937,146	$1,243,674
Non-current liabilities:
Deferred tax liability	—	4,118
Operating lease liability, non-current	5,904,402	2,629,949
Finance lease liability, non-current	1,436,940	—
Notes payable, non-current	2,075,483	2,284,172
Contingent consideration, non-current	15,228,799	882,297
Total non-current liabilities	24,645,624	5,801,536
Total liabilities	64,582,770	7,045,210

PRECISION AEROSPACE & DEFENSE GROUP, INC.

Consolidated Balance Sheets — (Continued)

	December 31, 2024	December 31, 2023
Commitments and contingencies
Mezzanine equity
Preferred stock, Series A, $0.001 par value: 400,000 shares authorized at December 31, 2024 and 2023; 400,000 and 64,000 shares issued and outstanding at December 31, 2024 and 2023, respectively.	2,000,000	320,000
Preferred stock, Series B, $0.001 par value: 400,000 and 200,000 shares authorized at December 31, 2024 and 2023, respectively; 293,000 and 0 shares issued and outstanding at December 31, 2024 and 2023, respectively.	1,465,000	—
Preferred stock, Series C, $0.001 par value: 400,000 and 0 shares authorized at December 31, 2024 and 2023, respectively; 0 shares issued and outstanding at December 31, 2024 and 2023.	—	—
Total mezzanine equity	3,465,000	320,000
Stockholders’ equity (deficit):
Common stock, $0.001 par value: 100,000,000 shares authorized at December 31, 2024 and 2023; 11,697,200 and 11,440,000 shares issued and outstanding at December 31, 2024 and 2023, respectively.	11,697	11,440
Additional paid-in capital	10,687,808	10,774,993
Accumulated deficit	(12,004,514)	(5,563,942)
Non-controlling interest	—	771,403
Total stockholders’ equity (deficit)	(1,305,009)	5,993,894
Total liabilities, mezzanine equity, and stockholders’ equity (deficit)	$66,742,761	$13,359,104

PRECISION AEROSPACE & DEFENSE GROUP, INC.

Consolidated Statements of Operations

	December 31, 2024	December 31, 2023
Revenue	$12,950,695	$7,661,642
Cost of revenue	7,988,133	5,029,444
Gross profit	4,962,562	2,632,198

Operating expenses:
Selling and general and administrative	9,220,218	3,328,517
Total operating expenses	9,220,218	3,328,517

Gain on sale of property, net	—	3,325,205
Operating income (loss)	(4,257,656)	2,628,886

Other income (expenses):
Interest expense	(478,278)	(60,758)
Gain on debt forgiveness	—	749,354
Loss on unwinding of majority interest in Aerofab NDT, LLC	(1,561,982)	—
Revaluation of contingent consideration	448,890	—
Loss from equity method investment	(35,057)	—
Other income	113,011	837,738
Total other income (expenses)	(1,513,416)	1,526,334

Net income (loss) before income taxes	(5,771,072)	4,155,220

Provision for income tax expense (benefit)	(1,152,735)	80,566

Net income (loss)	(4,618,337)	4,074,654

Net income attributable to non-controlling interest	86,356	—

Net income (loss) attributable to common stockholders	$(4,704,693)	$4,074,654

Basic earnings (loss) per share attributable to common stockholders:	$(0.41)	$0.46
Diluted earnings (loss) per share attributable to common stockholders:	$(0.41)	$0.46
Weighted average shares outstanding basic	11,563,708	8,763,267
Weighted average shares outstanding diluted	11,563,708	8,763,267

PRECISION AEROSPACE & DEFENSE GROUP, INC.

Consolidated Statements of Mezzanine Equity and Stockholders’ Equity (Deficit)

	December 31, 2024	December 31, 2023
Total mezzanine equity, beginning balance	$320,000	$—
Issuance of preferred stock, Series A	1,680,000	320,000
Issuance of preferred stock, Series B	1,465,000	—
Total mezzanine equity, ending balance	$3,465,000	$320,000

Total shareholders’ equity (deficit), beginning balance	$5,993,894	$4,397,355

Common stock and additional paid-in capital:
Beginning balances	10,786,433	10,126,957
Issuance of common stock for services	65,967	551,674
Issuance of common stock for acquisition	—	107,802
Acquisition of non-controlling interest in Aerofab NDT, LLC	(154,347)	—
Stock-based compensation	1,452	—
Ending balances	10,699,505	10,786,433

Accumulated deficit:
Beginning balances	(5,563,942)	(5,729,602)
Net income (loss) attributable to common stockholders	(4,704,693)	4,074,654
Distribution	(1,735,879)	(3,908,994)
Ending balances	(12,004,514)	(5,563,942)

Non-controlling interest:
Beginning balances	771,403	—
Acquisition of non-controlling interest	(695,653)	771,403
Net income attributable to non-controlling interest	86,356	—
Distribution	(22,100)	—
Adjustment for unwinding of majority interest in Aerofab NDT, LLC	(140,006)	—
Ending balances	—	771,403

Total shareholders’ equity (deficit), ending balance	$(1,305,009)	$5,993,894

PRECISION AEROSPACE & DEFENSE GROUP, INC.

Consolidated Statements of Cash Flows

	December 31, 2024	December 31, 2023
Cash Flows From Operating Activities:
Net income (loss)	$(4,618,337)	$4,074,654
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	162,042	145,651
Provision for deferred taxes	(1,150,914)	(1,798)
Revaluation of contingent consideration liability	(448,890)	—
Amortization of note payable discount and loan fees	233,716	—
Accrued interest income	(43,274)	(9,527)
Accrued interest expense	144,424	48,745
Amortization of right-of-use asset	588,832	260,838
Gain on debt forgiveness	—	(749,354)
Gain on sale of property	—	(3,325,205)
Loss on unwinding and deconsolidation of majority interest in Aerofab NDT, LLC	1,561,981	—
Loss on equity-method investment	35,057	—
Stock based compensation	67,419	551,674
Stock issuable for consulting services	1,114,046	—
Changes in operating assets and liabilities:
Accounts receivable	(408,689)	378,238
Inventory	(1,393,208)	510,144
Prepaid and other current assets	(285,005)	12,663
Other assets	37,395	(102,167)
Accounts payable	750,564	(614,169)
Accrued payroll	252,549	(144,672)
Related party payables and receivables	587,456	(53,106)
Accrued income taxes	(100,661)	19,136
Contract liabilities	—	(240,082)
Operating lease liability	(524,281)	(223,423)
Other liabilities	295,688	—
Net cash provided by (used in) operating activities	(3,142,090)	538,240
Cash Flows From Investing Activities:
Proceeds from sale of property & equipment	—	5,078,199
Purchases of property and equipment	(506,538)	(107,704)
Advances on related party note receivable	(521,257)	(990,505)
Acquisition of majority ownership in NDT Northwest, LLC	—	490,837
Deconsolidation of Aerofab NDT, LLC, net of cash	(273,982)	—
Acquisition of Aerodyn, net of cash acquired	769,806	—
Net cash provided by (used in) investing activities	(531,971)	4,470,827
Cash Flows From Financing Activities:
Proceeds from line of credit, net	650,203	—
Repayment of long-term debt	(302,670)	(896,378)
Distributions to members	—	(3,908,994)
Distributions to non-controlling interest	(22,100)	—
Proceeds from issuance of preferred shares	3,145,000	320,000
Net cash provided by (used in) financing activities	3,470,433	(4,485,372)
Net increase (decrease) in cash	(203,628)	523,695
Cash, beginning of period	1,478,784	955,089
Cash, end of period	$1,275,156	$1,478,784

PRECISION AEROSPACE & DEFENSE GROUP, INC.

Consolidated Statements of Cash Flows — (Continued)

	December 31, 2024	December 31, 2023
Supplemental Cash Flows Disclosure:
Income taxes paid	$153,094	$66,685
Interest paid	$417,588	$12,013
Obtaining a right-of-use asset in exchange for lease liability	$1,205,781	$2,263,504
Issuance of note payable and contingent consideration in acquisition of NDT Northwest, LLC	$—	$3,085,611
Adjustment to acquisition of majority ownership in NDT Northwest, LLC	$371,000	$—
Issuance of note payable in acquisition of non-controlling interest of Aerofab NDT, LLC	$700,000	$—
Issuance of note payable and contingent consideration for acquisition of ownership in Aerodyn Engineering, LLC	$44,561,851	$—
Distribution in leu of repayment of related-party note receivable and accrued interest	$1,735,879	$—

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature Of Operations

Precision Aerospace & Defense Group, Inc. (PADG), which prior to the change of its name effective in April 2025, was formerly known as Precision Aerospace Group, Inc. or PAG, was established in July 2016 in Southern Florida. PADG operates as a holding company for the operating entities via business segment parent companies which represent our reportable segments (1) PADG Aerospace Contract Services Group, LLC (2) PADG Precision Machining Group, LLC and (3) PADG Non-Destructive Testing Group, LLC.

PADG Aerospace Contract Services Group, LLC includes the following subsidiaries:

Maney Aircraft Inc. (Maney), established in Ontario, California in 1947, operates in the manufacturing industry as it specializes in providing systems, parts, components and support to the aerospace and defense industries. The accounts of Maney include a department with the d/b/a Sprague Systems Engineering (Sprague), which operates on custom and standard ground support equipment including cabin leakage, hydraulic, fuel and pneumatic test stands.

Aerodyn Engineering, LLC with its wholly owned subsidiary of Aerodyn Testing Technology Center, LLC (collectively Aerodyn) was acquired on December 23, 2024 by PADG. Aerodyn provides support services to domestic and international customers in the aerospace and power generation industries. Aerodyn specializes in gas turbine instrumentation and field testing and manufactures precision slip rings that are used in applications requiring the transfer of data from any rotating machinery or equipment. Aerodyn also specializes in designing and configuring data acquisition systems, recording/reducing data, and writing test reports. Tests are conducted on aircraft, in test cells, at power stations, aboard ships, and at manufacturing facilities. Aerodyn is headquartered in Indianapolis, Indiana. Aerodyn Testing Technology Center, LLC is a turbocharger testing facility located in Whitestown, Indiana. Aerodyn operations are reflected in the consolidated financial statements from December 23, 2024 through December 31, 2024.

PADG Precision Machining Group, LLC includes the following subsidiary:

AOP Precision Products, LLC d/b/a V&M Precision Machining and Grinding (V&M) was established in May 2017 through the purchase of substantially all its assets by PADG from a financial institution in connection with an assignment for the benefit of creditors transaction. V&M’s headquarters and manufacturing operations are in Southern California. V&M specializes in precision machining of complex parts and assembles made from a wide variety of raw materials including aluminum, steel, stainless, exotic alloys, plastics, and synthetics.

PADG Non-Destructive Testing Group, LLC includes the following subsidiaries:

NDT Northwest, LLC (NDTNW) with its majority owned subsidiary of Aerofab NDT, LLC (Aerofab) was acquired on December 31, 2023 by PADG. NDTNW, a Florida limited liability company, is a wholly owned subsidiary of PADG was structured as a holding company for Aerofab and has no significant operations. Aerofab operates from a facility in Kent, Washington and specializes in made-to-order parts manufacturing, sourcing alternative solutions for obsolete non-destructive testing (NDT) Ultrasonic Transducers and Eddy Current probes and providing electrical discharge machining (EDM) services for developing NDT Test Standards tailored to customer specific aircraft and rocket parts which require routine inspection. In July 2024, the Company increased their 80% ownership in Aerofab by 16.1% ownership, increasing the total ownership to 96.1% and in November 2024, the Company reduced its ownership by 47.2% decreasing the total ownership of Aerofab to 48.9%; NDTNW remains a wholly owned subsidiary of PADG. As such result of the reduction of ownership in November 2024, Aerofab operations are no longer consolidated subsequent to November 22, 2024 and Aerofab is reflected as an equity method investment, see Note 11. Aerofab operations are reflected in the consolidated financial statements from December 31, 2023 through November 22, 2024 and NDT operations are reflected in the consolidated financial statements from December 31, 2023 through December 31, 2024.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Summary Of Significant Accounting Policies

General and Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and have been consistently applied in the preparation of the consolidated financial statements. The consolidated financial statements include the accounts of its wholly and majority owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue from contracts with customers using the five-step model prescribed in Accounting Standards Codification (ASC) Topic 606. The Company derives its revenue primarily from the sale of systems, parts, and components to the aerospace and defense industries. Revenues are recognized when control of these products is transferred to its customers upon receipt or shipment based on contract term, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products and services. Contracts are generally segmented between types of products or service being provided within the contract; each segment is accounted for as a distinct performance obligation. Progress toward completion of the Company’s contracts is measured by the percentage of costs incurred to date to estimated total costs for each contract which is based upon an estimated profit margin. This method is used because management considers cost incurred to be the best available measure of progress on uncompleted contracts. Because of the inherent uncertainties in estimating the percentage of contract revenues earned and final contract revenues (including change orders approved as to scope, but unapproved as to price) being subject to customer approval, it is at least reasonably possible that the Company’s estimates of costs and revenues may significantly change in the near term.

Sales and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue. Shipping and handling fees charged to customers are reported within revenue. Incidental items that are immaterial in the context of the contract are recognized as expense. The Company does not have any significant financing components as payment is received at or shortly after the point of sale. Costs incurred to obtain a contract will be expenses as incurred when the amortization period is less than a year.

Cost of Revenue

Cost of revenue includes materials, labor, and overhead costs incurred relating to contract performance. Material costs include raw materials, purchased components and sub-assemblies, outside processing and inbound freight costs. Labor and overhead costs consist of direct and indirect manufacturing costs, including wages and fringe benefits, operating supplies, and purchasing, receiving and inspection costs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in estimated job profitability resulting from variable consideration (such as claims for which the Company has enforceable rights) are accounted for as changes in estimates in the current period, but limited to an amount that will not result in a significant reversal of revenue in future periods.

The Company has a standard warranty policy to ensure that any defects arising from the workmanship of our products under normal usage are covered. The Company’s warranty does not provide for services beyond standard assurances and therefore are not considered to be separate performance obligations. Defects resulting from negligence, unauthorized modifications, accidents, theft, or misuse are not covered. In the event we are unable to provide a functional repair, the Company will issue a credit, and provide a replacement at no additional cost to the customer.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Summary Of Significant Accounting Policies (cont.)

Product warranty expense is recognized based on the term of the product warranty, generally one year, and the related estimated costs, considering historical claims expense. Accrued warranty costs are reduced as these costs are incurred and as the warranty period expires, and otherwise may be modified as specific product performance issues are identified and resolved. The provision for warranty expense is calculated based on warrantied sales and expenses utilizing historical experience. The warranty reserve as of December 31, 2024 and 2023 was approximately $219,000, and $0, and is included within accounts payable and accrued expenses.

Cash and Cash Equivalents

Cash and cash equivalents includes all cash on hand and deposits with financial institutions.

Accounts Receivable and the Allowance for Credit Losses

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the contractual amount billed to the customer for products sold or services rendered. The Company allocates customer payments of accounts receivable to the specific invoices identified on the customer’s remittance advice or, if unspecified, we apply the payment to the oldest unpaid invoices. The beginning balance of accounts receivable as of January 1, 2023 was approximately $886,000.

Contract liabilities represent payments received from customers in advance of the satisfaction of performance obligations under the contract. As of December 31, 2024 and 2023, the Company had contract liabilities of approximately $600,000 and $0, respectively. The beginning balance of contract liabilities as of January 1, 2023 was approximately $240,000.

The Company maintains an allowance for expected credit losses based on estimated and recorded utilizing relevant information about past events, including historical experience, current conditions and a reasonable and supportable forecast that affects the collectability of the related financial asset. As of December 31, 2024 and 2023, the allowance for expected credit losses on accounts receivable was approximately $144,000 and $0, respectively. The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. The total amount of write-offs was immaterial to the consolidated financial statements for the years ending December 31, 2024 and 2023.

Inventory

Inventory is valued at the lower of cost (first-in, first-out method) or net realizable value and include direct production costs and as well as indirect costs, such as factory overhead. The net realizable value is calculated as the expected sales price in the course of normal operations net of estimated costs to finish and sell the goods. A valuation allowance is provided for obsolete and slow-moving inventory to reduce the carrying cost to net realizable value, if considered necessary.

Property and Equipment, net

Property and Equipment are stated at cost, less accumulated depreciation. The Company uses the straight-line method of depreciation with a useful life of 39 years for the building, 3-7 years for office and equipment, 10 years for rental equipment, 3-15 years for machinery and equipment, 5 years for vehicles and 5-15 years for leasehold improvements. Repairs and maintenance are expensed when incurred, while additions or improvements, which increase usefulness or extend the life of the asset, are capitalized.

Leases and Sale-Leaseback Activities

Operating lease liabilities are recognized at the lease commencement date based on the present value of the fixed lease payments using the Company’s incremental borrowing rates. Related operating ROU assets are recognized based on the initial present value of the fixed lease payments, reduced by contributions from landlords, plus any prepaid rent

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Summary Of Significant Accounting Policies (cont.)

and direct costs from executing the leases. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Variable lease payments are recognized as lease expense as they are incurred. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

The Company has entered into a sale-leaseback transaction which the Company sold their property to a third-party and agreed to lease the property back for a certain period of time. To determine whether the transfer of the property should be accounted for as a sale, the Company evaluated whether control has transferred to the third-party in accordance with the guidance set forth in ASC Topic 606. As the transfer of the asset was a sale at market terms, the Company recognized the transaction price for the sale based on the cash proceeds received, derecognized the carrying amount of the underlying asset and recognized a gain on sale in the consolidated statements of operations for the difference between the carrying value of the asset and the transaction price. The Company accounts for the leaseback in accordance with our lease accounting policy.

Equity Method Investments

The Company applies the equity method of accounting to investments when it has significant influence, but not controlling interest in the investment entity. The Company’s equity method investments are reported at cost and adjusted each period for its proportionate share of the investment entity’s income or loss.

The cost on initial recognition of the retained interest in a former subsidiary is based on fair value on the date of loss of control. The Company’s proportionate share of the net loss resulting from the investment is reported under loss from equity method investment in our consolidated statements of operations. The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. Management determined no impairment events had occurred through December 31, 2024.

Goodwill

Goodwill represents the excess purchase price paid to acquire a business over the fair value of net assets acquired. The Company assesses the carrying amounts of goodwill for recoverability on at least an annual basis or when events or changes in circumstances indicate evidence of potential impairment exists, using a fair value-based test. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the businesses, and the useful life over which cash flows will occur. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for the Company. As part of management’s qualitative analysis, management determines on an annual basis whether any triggering events have occurred which would indicate an impairment. Management determined no impairment events had occurred through December 31, 2024.

Contingent Consideration

The Company accounts for contingent consideration commitments that do not meet the criteria for equity treatment as liabilities. As the contingent consideration liability issued in the acquisitions of NDTNW and Aerodyn, see Note 11, meet the definition of a derivative, the Company classifies the contingent consideration as liabilities at their fair value and adjusts the contingent consideration to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until issued, and any change in fair value is recognized in the consolidated statements of operations. The contingent considerations were valued using the Black-Scholes model and the assumptions used in preparing these models include estimates such as volatility, contractual terms, discount rates, dividend yield and risk-free interest rates.

Fair Value

The carrying amounts of our financial instruments, including cash equivalents, accounts payable, and accrued liabilities, approximate fair value because of their generally short maturities.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Summary Of Significant Accounting Policies (cont.)

Long-Lived Assets

The Company identifies and records impairment losses on long-lived assets used in operations when events and changes in circumstances indicate that the carrying amount of an asset might not be recoverable, but not less than annually. Recoverability is measured by comparison of the anticipated future net undiscounted cash flows to the related assets’ carrying value. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the projected discounted future net cash flows arising from the asset.

Acquisitions

Our consolidated financial statements include the operations of acquired businesses from the date of acquisition. We account for acquired businesses using the acquisition method of accounting, which requires that any assets acquired and liabilities assumed be measured at their respective fair values on the acquisition date. The accounting for business combinations requires the Company to make significant judgments and estimates. Any excess of the fair value of consideration transferred over the assigned values of the net assets acquired is recognized as goodwill; see Note 11. Direct costs related to the business combination, such as accounting, legal, valuation, and other professional fees, are expensed as incurred.

Income Taxes

PADG was initially organized as a limited liability company, under the name Precision Aerospace Group, LLC. On November 3, 2023, the Company converted from a limited liability company to a corporation in accordance with the Florida General Corporation Law. This conversion resulted in the conversion of Precision Aerospace Group, LLC member interests into an aggregate of 8,381,250 common shares of Precision Aerospace Group, Inc.

Maney is organized as a C Corporation. All federal income tax recognized in the year ended December 31, 2023 is related to Maney and the stub period for PADG from November 3, 2023 to December 31, 2023.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carry forwards. A valuation allowance is recorded when it is more likely than not that some or all of any deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company assesses its tax positions for all periods open to examination by tax authorities based on the latest available information. Those positions are evaluated to determine whether they will more likely than not be sustained upon examination by the relevant taxing authorities. Liabilities for unrecognized tax benefits are measured based on the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. These unrecognized tax benefits are recorded as a component of income tax expense. Interest and penalties related to unrecognized tax benefits are not material. In the normal course of business, the Company is subject to examination by tax authorities. With few exceptions, the Company is no longer subject to U.S. Federal and state income tax examinations for the years before 2020 and 2019, respectively.

Stock Based Compensation

Stock based compensation is accounted for using the fair value recognition method in accordance with U.S. GAAP. Stock compensation is recognized on a straight-line basis over the requisite service period of the award. Forfeitures, if any, are recognized when they occur. For awards granted to non-employees, stock-based compensation expense is recorded at fair value of the consideration received or the fair value of the equity instruments issued, as they vest, over the performance period, see Note 12.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Summary Of Significant Accounting Policies (cont.)

Mezzanine Classification

ASC 480 requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Preferred securities that are mandatorily redeemable are required to be classified by the issuer as liabilities whereas under ASC 480 an issuer should classify a preferred security whose redemption is contingent on an event not entirely in control of the issuer as mezzanine equity (temporary equity). The purpose of this classification is to convey that such a security may not be permanently part of equity and could result in a demand for cash, securities or other assets of the entity in the future. The Preferred Stock Series A, B, and C, see Note 13, is not considered mandatorily redeemable and accordingly, the Company determined that mezzanine treatment is appropriate.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions and trade accounts receivables from customers. The Company maintains bank accounts at various financial institutions; these accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times, cash balance held in financial institutions may exceed the FDIC insured limits. The Company had not experienced any losses in such accounts.

The Company had the following concentrations in accounts receivable from the following customer as of:

	December 31,
	2024		2023
Customer 1	$668,000	20.5%	$—	0.0%
Customer 2	338,000	10.3%	116,000	12.3%
Customer 3	—	0.0%	217,000	23.0%
Customer 4	—	0.0%	103,000	10.9%
	$1,006,000	30.8%	$436,000	46.2%

The Company had the following concentrations in revenue from the following customer for the years ending:

	December 31,
	2024		2023
Customer A	$3,425,000	26.4%	$3,311,000	43.2%
Customer B	2,901,000	22.4%	1,282,000	16.7%
Customer C	—	0.0%	1,225,000	16.0%
	$6,326,000	48.8%	$5,818,000	75.9%

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing earnings available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if the potentially dilutive securities had been issued and convertible preferred stock using the if-converted method. During 2024, the Company incurred a net loss; therefore, the effect of any common stock equivalent would be anti-dilutive.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Summary Of Significant Accounting Policies (cont.)

Employee Benefit Plan

The Company has defined-contribution retirement plans pursuant to the rules of Section 401(k) of the Internal Revenue Code (the plan). The Plan is non-discriminatory and employees must meet certain requirements to be eligible to participate in the Plan. The Company may also make discretionary contributions to the plan. The total amount contributed to the Plan by the Company for the years ended December 31, 2024 and 2023, was approximately $101,000 and $27,000, respectively.

Deferred Compensation Agreements

Aerodyn has an informal non-qualified deferred compensation agreements with certain key employees. These agreements provide for the employees to receive a $250,000 bonus if they maintain employment with Aerodyn through the age of 62. Life insurance contracts have been purchased, which may be used to fund these agreements. The cost of these deferred compensation plans is being expensed over the applicable service period of each covered employee. The total amount of deferred compensation as of December 31, 2024 was approximately $462,000 included in accrued payroll expenses.

New Accounting Pronouncements Adopted

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Improvements to Disclosures About Reportable Segments, which requires enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The new guidance is effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.We adopted the new standard effective December 31, 2024 and applied the disclosure requirements on a retrospective basis to all prior periods presented in the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to require disaggregated information about a reporting entity’s effective tax rate reconciliation, as well as information on income taxes paid. The new requirements should be applied on a prospective basis with an option to apply them retrospectively. The guidance will be effective for annual periods beginning after December 15, 2024. The Company is evaluating the impact this ASU will have on its consolidated financial statements and related disclosures.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations or cash flows.

Note 3. Revenue from Contracts with Customers

Revenue was generated from the following sectors for the years ending:

	December 31,
	2024	2023
Military	$8,137,391	$7,062,745
Domestic	2,161,413	502,815
International	2,192,711	96,082
Space	459,180	—
	$12,950,695	$7,661,642

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Inventory, net

Inventory consists of the following as of:

	December 31,
	2024	2023
Raw materials	$1,859,406	$793,104
Work-in-progress	7,256,471	2,859,614
Finished goods	755,602	754,457
Inventory reserve	(788,814)	(694,116)
	$9,082,665	$3,713,059

Note 5. Property And Equipment, net

Property and equipment consist of the following as of:

	December 31,
	2024	2023
Machinery and equipment	$16,308,642	$1,663,840
Office equipment	204,757	230,301
Leasehold improvements	1,007,116	66,188
Vehicles	45,526	16,500
	17,566,041	1,976,829
Less accumulated depreciation	(13,585,022)	(1,375,558)
	$3,981,019	$601,271

Total depreciation expense for the years ended December 31, 2024 and 2023 was $162,042 and $145,651, respectively.

In May 2023, PADG sold its building and land located in Ontario, California for gross proceeds of $5,300,000 before mandatory withholdings and related expenses incurred. As a result of the sale, the Company recognized a gain of approximately $3,197,000 net of related expenses. In addition, Maney leased the facility back for ten years, see Note 10.

Note 6. Related Parties

On July 31, 2019, Aerospace Opportunity Partners, LP (AOP) purchased PADG (At the time of purchase, Bright West, which wholly owned Maney, and V&M) from TCA Global Credit Master Fund, LP (TCAGCMF) in exchange for a total of $10.5 million consisting of $2 million paid in cash and a promissory note issued by AOP in the principal amount of $8.5 million (the Closing Note). On March 13, 2020, V&M issued a promissory note to TCAGCMF in the amount of $733,909 in consideration for past loans made by TCAGCMF to V&M (the V&M Note). As of June 13, 2023, the Closing Note and V&M Note were settled.

AOP GP, Ltd. (AOP GP) is the general partner of AOP. AOP owned a majority of PADG’s membership interests through November 3, 2023 and, following PADG’s conversion to a corporation, owned a majority of the shares of Common Stock through July 10, 2024. On July 11, 2024, AOP distributed its shares of Common Stock to its limited partners and, as of such date, AOP no longer owns any shares of Common Stock. A designee of AOP GP is holding 250,000 shares of Common Stock over which AOP GP exercises voting and investment control.

On December 31, 2022, AOP issued a promissory note to Maney, in the principal amount of approximately $317,579. The note matures on December 30, 2025, and accrues interest at 3% per annum. The use of proceeds of this promissory note was for AOP’s operating expenses. On December 31, 2023, AOP issued three promissory notes: (a) one to PADG in the principal amount of $399,000 (used for AOP’s operating expenses); (b) one to V&M in the principal amount of $327,000 (used to repay portions of the Closing Note and V&M Note); and (c) one to Maney in the principal amount of $264,504 (used to repay portions of the Closing Note and V&M Note). Each of the foregoing notes issued on December 31, 2023 matures on December 30, 2026, and accrues interest at 3% per annum. As of

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Related Parties (cont.)

December 31, 2024, the Company declared a distribution in the amount of $1,356,852, representing the outstanding balance and accrued interest of the above promissory notes resulting in a reduction of the outstanding balance as of December 31, 2024 to zero. The outstanding balance of the promissory notes as of December 31, 2023 was $1,317,610.

During 2024 and 2023, PADG incurred expenses on behalf of AOP. The outstanding balance due from AOP as of December 31, 2023 was $39,606. As of December 31, 2024, the Company declared a distribution in the amount of $379,026, representing the outstanding balance of the expenses incurred on the behalf of AOP resulting in a reduction of the outstanding balance owed from AOP as of December 31, 2024 to zero.

William Arthur Fickling III was a director of the AOP GP from January 2022 through October 2023. Mr. Fickling was appointed as a manager of PADG in January 2022 and remained in that role through July 2023. A subsidiary of PADG paid Mr. Fickling compensation for his role as a manager of PADG $0 and $105,000 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, Mr. Fickling owns approximately 8% of PADG’s shares. Mr. Fickling owns more than ten percent (10%) of TAP Financial Partners, Ltd. (TAP). TAP has been a consultant to PADG since January 2022. In November 2023, PADG issued to TAP designees a total of 1,473,000 shares of Common Stock which had a value, on the issuance date, of $316,695.

On January 1, 2024, PADG entered into a consulting agreement with TAP. TAP will provide comprehensive advisory services, including business model evaluation, acquisition support, and financing assistance. PADG will pay TAP a monthly retainer of $25,000, with annual increases and additional compensation contingent on the IPO. TAP will also receive quarterly options to purchase up to 40,000 shares of Common Stock, with the exercise price based on a 10-day VWAP. Additional fees may be payable for financing and M&A transactions facilitated by TAP, with other growth-driven payments potentially included. TAP will be reimbursed for reasonable out-of-pocket expenses related to their services.

Pursuant to the agreement, the Company incurred total consulting fees of $2,714,665 during the year ended December 31, 2024. The consulting fees consist of $300,000 of retainer fees and $2,414,665 of fees related to financing and M&A transactions, which includes approximately $1,114,000 of consideration to be paid in stock of the Company, the common stock issued will be equal to the consideration amount divided by the offering price of the Company when it is initially sold in the IPO. As of December 31, 2024, approximately $1,520,000 was due TAP, which includes approximately$1,114,000 of stock payable, and is included in the related party payables.

In addition, during the year ended December 31, 2024, the Company granted TAP 160,000 options to purchase the Company’s common stock, in accordance with their consulting contract. The options had an aggregate grant date fair value of $1,331, vested immediately upon grant, and are exercisable for a period of 4 years.

An affiliate of TAP owned 40% of NDTNW (the entity that owned 80% of Aerofab prior to PADG acquiring NDTNW on December 31, 2023) and such affiliate’s designees were issued 105,000 shares of Common Stock when PADG acquired NDTNW. In addition, the TAP affiliate, in lieu of accepting an additional 20,000 shares as part of the consideration paid for the NDTNW acquisition, instructed PADG to issue such shares to Maynard Hellman.

Maynard Hellman has been a director of the AOP GP since October 2023. Mr. Hellman was appointed as a manager of PADG in October 2023 and is now on the Board. PADG paid $80,000 in legal fees to Mr. Hellman in 2023. In 2023, a subsidiary of PADG paid Mr. Hellman $60,000 in director fees for serving as a director of that subsidiary in 2019.

In November 2023, Mr. Hellman was issued 527,000 shares of Common Stock, with a value of $113,305 for past consulting services rendered to PADG or its subsidiaries. During the year ended December 31, 2024, the Company granted Mr. Hellman 20,000 shares of common stock and 11,458 options to purchase the Company’s common stock, with an aggregate grant date fair value of $3,529 and $31, respectively. The options vested immediately upon grant and are exercisable for a period of 3 years.

In August 2023, Aerofab issued a promissory note in the principal amount of $150,000 due from Doug Melvin, the General Manager of Aerofab (which became a subsidiary of PADG on December 31, 2023). No payments are required until the note matures in August 2025. The note shall bear interest at the rate of 3% per annum. The outstanding balance as of December 31, 2023 was $150,000. In November 2024, due the deconsolidation of Aerofab from the unwinding and loss of control, the following promissory note receivable is not included in the consolidated balance sheet December 31, 2024.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6. Related Parties (cont.)

Aerodyn has entered into two facility lease agreements with Aerodyn Real Estate, LLC and Aerodyn Real Estate II, LLC (collectively the Aerodyn Real Estate Entities), see Note 10, which are owned and operated by a member of management. As of December 31, 2024, Aerodyn had outstanding balances of approximately $333,000 and $204,000 due from Aerodyn Real Estate, LLC and Aerodyn Real Estate II, LLC, respectively. In addition, Aerodyn has a note payable with Aerodyn Real Estate II, LLC bearing interest at 8%; outstanding principal and interest are payable in lump sum on September 12, 2025; unsecured; subordinated to line of credit, notes payable to bank and notes payable to certain institutional lenders. As of December 31, 2024, approximately $333,000 was outstanding on the note.

Aerodyn is a guarantor of term debt issued to the Aerodyn Real Estate Entities. The term debt of the Real Estate Entities has an aggregate outstanding principal balance of approximately $2,970,000 at December 31, 2024, and with facility notes maturing on September 12, 2026 through October 1, 2042. The estimated maximum potential amount of undiscounted future payments that the Company could be required to make in the event of nonperformance by the Real Estate Entities, assuming that the payments were allowed to continue as provided in the master loan agreement, aggregate approximately $4,100,000 at December 31, 2024. There are no recourse provisions for the Company to recover any payment that it might be required to make under these guarantees, and the Company does not hold any collateral for its guarantees. However, the Company does not believe that it will incur any liability as a result of the guarantees.

During 2018, Aerodyn entered into an agreement to sell its majority owned interest in Aerodyn, Ltd. (LTD) to the minority shareholder of LTD. Under terms of the agreement, accounts receivable outstanding from LTD totaling $970,103 were converted into a promissory note. Under terms of the promissory note, Aerodyn shall receive quarterly payments which are to be based upon 2.5% of LTD’s revenue for the preceding quarter. The 2.5% payment shall not exceed LTD’s earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter. Payment shall be limited to EBITDA should the 2.5% calculated amount exceed EBITDA. For any given quarter, any calculated shortfall will be rolled into the next quarter’s calculated payment. At December 31, 2024, Aerodyn has a note receivable due from LTD totaling $1,071,501 of which has a full allowance reserve for expected credit losses. In addition, as of December 31, 2024, Aerodyn has an account receivable balance totaling $12,109 due from LTD and is included in related party receivables.

During 2024, Aerofab made certain payments on behalf of PADG and NDTNW, as of December 31, 2024 approximately $182,000 was collectively due to Aerofab and is included in the related party payables.

As of December 31, 2024, included in related party payables is $1,195,000 due to a member of management of Aerodyn.

Note 7. Income Taxes

The income tax (benefit) for the years ended December 31, are as follows:

	December 31,
	2024	2023
Current
Federal	$32,769	$44,089
State	(34,590)	38,275
	(1,821)	82,364
Deferred
Federal	(1,113,674)	(1,805)
State	(37,240)	7
	(1,150,914)	(1,798)
Total	$(1,152,735)	$80,566

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Income Taxes (cont.)

The effective income tax rate for the years ending December 31, 2024 and 2023, was 20.0% and 1.9%, respectively. The Company’s effective tax rate for the year ending December 31, 2024 approximated the federal statutory income tax rate of 21% less permanent differences. The Company’s effective tax rate for the year ending December 31, 2023 was less than the federal statutory income tax rate of 21%, as for the period from January 1, 2023 to November 2, 2023, the Company operated as a limited liability company and passed all income and loss to its members with the exception of Maney, which is a C Corporation, as such the net income including the gain from the sale of the property (Note 5) prior to PADG corporation status on November 3, 2023.

Deferred income taxes result principally from timing differences as a result of using accelerated depreciation for income tax purposes. The component of deferred income tax liabilities as of December 31, are as follows:

	December 31,
	2024	2023
Allowance for Doubtful Accounts	$31,126	$—
Inventory Reserve	170,889	—
Stock based compensation	315	—
Equity method investment	7,595	—
Operating leases	34,559	—
Net operating losses (NOLs)	1,114,086	—
Deferred tax asset	1,358,570	—

Property and equipment	(927,652)	(4,118)
Deferred income tax liability	(927,652)	(4,118)
Net deferred income tax asset (liabilities)	$430,918	$(4,118)

Note 8. Line of Credit

In April 2024, the Company executed a corporate guarantee, and two of its subsidiaries, Maney and V&M, executed loan and security agreements (LSAs) with PFF LLC, d/b/a “Parabilis”. The LSAs are the same in legal form, and each has a revolving line of credit limit of $1,500,000. Maney and V&M are able to draw against the respective lines, subject to adequate borrowing bases that consist of accounts receivable, unbilled receivables and eligible delivery orders. Each line of credit carries a fixed interest rate of 14.4% per annum, matures in May 31, 2025, and are secured by the assets of the respective subsidiaries. The cumulative outstanding balance as of December 31, 2024 and 2023 was approximately $650,000 and $0, respectively. In addition, the Company capitalized fees incurred related to the line of credit, the unamortized loan fees as of December 31, 2024 and 2023 was approximately $96,000 and $0, respectively included in prepaids and other current assets.

In October 2024, the Company executed a corporate guarantee, and Aerofab, executed a LSA with PFF LLC, d/b/a “Parabilis”. The LSA has a revolving line of credit limit of $500,000. Aerofab may draw against the line, subject to adequate borrowing bases that consist of accounts receivable, unbilled receivables and eligible delivery orders. The line of credit carries a flat interest rate of 14.4% per annum, matures in November 30, 2025, and is secured by the assets of Aerofab. In November 2024, due the deconsolidation of Aerofab from the unwinding and loss of control (see Note 11), the following line of credit is not included in the consolidated balance sheet December 31, 2024.

Aerodyn has a $3,000,000 revolving line of credit facility under terms of a master loan agreement with its primary bank available through July 31, 2025. Borrowings, which are limited to a specified percentage of eligible accounts receivable and inventory, bear interest at the prime rate plus 0.25% (7.75% at December 31, 2024). Borrowings under this credit facility are secured by substantially all of the Company’s assets and real estate property owned by two related parties (see Note 6), guarantees by Aerodyn Engineering Holdings, Inc., Aerodyn Holdings, LLC, Aerodyn Real Estate Entities, and a personal guarantee by a member. Letters of credit may be issued under the facility and reduce the available commitment. The line of credit facility is subject to certain financial and non-financial covenants and is subject to cross-collateralization and cross-default provisions with the Aerodyn’s note payable to bank (see Note 9) and Aerodyn term debt guaranteed by the Company (see Note 6). The outstanding balance as of December 31, 2024 was $0.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Notes Payable

In September 2016, PADG entered into a mortgage note consisting of a principal balance of $1,530,000, secured by a Deed of Trust on all real property, interest rate of 2.3%, payable in monthly installments of $14,285 with a balloon payment of $496,445 due at maturity, due September 2023. In May 2023, PADG sold its property located in Ontario, California for gross proceeds of $5,300,000 before mandatory withholdings and other related expenses and was released from its obligation due to payment in full. The outstanding note balance as of December 31, 2023 was $0.

In March 2020, PADG entered into a note payable consisting of a principal balance of $733,909 due to TCA Global Credit Master Fund, LP, interest rate of 10% and no payments are required until maturity date of March 2028. In May 2023, a payment of approximately $264,500 was made and the remaining principal balance and accrued interest was forgiven and PADG recognized gain on debt extinguishment of approximately $749,000 during the year ended December 31, 2023. The outstanding balance as of December 31, 2023 was $0.

In May 2020, Aerofab executed the standard loan documents required for securing a loan from the United States Small Business Administration (SBA) under its Economic Injury Disaster Loan (EIDL) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. The principal amount of the EIDL is $150,000, with proceeds to be used for working capital purposes. Interest on the EIDL accrues at the rate of 3.75% per annum and installment payments of $731, including principal and interest, are due monthly beginning twelve months from the date of the EIDL. The balance of principal and interest is payable over thirty years from the date of the promissory note with a maturity date of May 2050. The outstanding note balance as of December 31, 2023 was $143,807. In November 2024, due the deconsolidation of Aerofab from the unwinding and loss of control (see Note 11), the following note payable is not included in the consolidated balance sheet December 31, 2024.

In November 2020, V&M entered into secured equipment note with a 3rd party monthly payments of $1,574 for 60 months with the first payment deferred for 90 days with an effective interest rate of 5.33% due in October 2025. The outstanding note balance as of December 31, 2024 and 2023 was approximately $17,000 and $34,000, respectively.

In September 2021, Aerofab entered into a secured equipment note with a 3rd party. The note calls for monthly payments of $2,203 for 36 months with the first payment deferred for 90 days with an effective interest rate of 2.9% due in March 2025. In May 2023, Aerofab entered into a second secured equipment note with a 3rd party. The 2nd note calls monthly payments of $2,343 for 24 months with the first payment deferred for 180 days with an effective interest rate of 2.9% due in December 2025. The outstanding note balances as of December 31, 2023 was $84,769. In November 2024, due the deconsolidation of Aerofab from the unwinding and loss of control (see Note 11), the following equipment note payables are not included in the consolidated balance sheet December 31, 2024.

In June 2023, NDTNW assumed a note payable from a shareholder with a principal balance of $407,587. The note calls for quarterly payments of $22,022 of principal and interest beginning in September 2023 bearing interest at 3% per annum and maturing in July 2028. The outstanding note balance and accrued as of December 31, 2024 was approximately $315,000, see Note 11 regarding December 31, 2023 outstanding balance.

As part of NDTNW acquisition discussed in Note 11, the Company issued promissory notes of $1,875,000 and $625,000 to DMNDT, LLC and Aerospace Services Group, LLC, respectively. Each note shall bear interest at the rate of 5% per annum. On December 31, 2024, the Company shall pay each note holder the interest that accrued on their respective note from the closing date. Commencing on February 1, 2025, and on the same day of each month thereafter, each note will be amortized in equal monthly payments of principal and interest over a term of 84 months until paid in full. Within 30 days of the Company’s S-1 registration statement becoming effective and the Company being listed on the NYSE, the Company shall satisfy each note in full. In November 2024, the Company executed a Partial Unwind Agreement (PUA) with regard to its ownership percentage of its subsidiary, Aerofab, see Note 11. The PUA cancels the promissory note of $1,875,000 issued to DMNDT, LLC. Upon cancellation of the note, the Company’s ownership

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Notes Payable (cont.)

in Aerofab was reduced by transferring 47.2% of the Company’s ownership interest to DMNDT, LLC. The outstanding note and accrued interest balance as of December 31, 2024 and 2023 was approximately $669,815 and $2,500,000, respectively and reflects a present value discount of approximately $79,000 and $404,000, respectively on the balance sheet.

In July 2024, the Company purchased 23,672 units of Aerofab ownership or approximately 16.1% ownership from a non-controlling interest of Aerofab for a total purchase price of $850,000, resulting in the Company’s ownership increasing to 96.1% of Aerofab. As part of the purchase agreement, the Company made a cash payment of $150,000 during 2024 and the remaining $700,000 will be paid in 20 quarterly installments of $40,771 beginning in October 2024 and maturing in July 2029, bearing interest at 6%. The outstanding note balance as of December 31, 2024 was approximately $678,000.

In January 2021, Aerodyn entered in a term note payable with a financial institution bearing interest at the prime rate plus 1% (8.50% at December 31, 2024). The term note is payable in monthly installments of principal of $16,006 plus interest through July 2027. The outstanding note balance as of December 31, 2024 was approximately $488,000.

In 2020, Aerodyn had borrowings under the United States SBA through an institutional lender. The loan is secured by substantially all of Aerodyn’s assets, assignment of life insurance policy on a member, guarantees by Aerodyn Engineering Holdings, Inc., and a personal guarantee by a member of management. The institutional lender is in a junior lien position to the Aerodyn term note with the bank. The loan agreement contains restrictive covenants including limitations on changes in ownership and additional indebtedness. The outstanding balance as of December 31, 2024 was approximately $693,000. In addition, the Company capitalized fees incurred related to the loan, the unamortized loan fees as of December 31, 2024 was approximately $90,000 reflected against the outstanding balance on the balance sheet.

As part of the Aerodyn acquisition discussed in Note 11, the Company issued a convertible promissory note of $20,698,038 to the sole stockholder of Aerodyn. Upon closing of the IPO, the Company shall (a) make a cash payment to the holder of one-half of the principal amount of the convertible promissory note ($10,349,019) plus accrued interest to date and (b) issue to the holder, common stock equal to the amount of one-half of the principal amount of the convertible promissory note ($10,349,019) divided by the offering price of the Company when it is initially sold in the IPO. Interest is fixed at 8% per annum and shall only accrue on the principal balance of the cash payment portion. The outstanding note balance and accrued interest as of December 31, 2024 was approximately $20,716,000.

Future minimum payments required under the debt obligations for following years as of December 31, 2024:

2025	$21,358,151
2026	603,573
2027	530,892
2028	423,132
2029	330,283
Thereafter	318,638
Total	$23,564,669
Less: unamortized present value discount	(79,421)
Less: unamortized loan fees	(89,927)
Total notes payable	$23,395,321

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Commitments And Contingencies

Operating Leases

In May 2022, V&M renewed its operating lease to rent approximately 30,000 square foot of manufacturing and office space in Brea, California, expiring in April 30, 2027. The lease requires monthly payments of $15,000 that increase annually on the anniversary date, per the consumer price index not to exceed 3% every 12 months. The Company is also responsible for common area maintenance, property operating expenses, utilities, and other related expenses. Upon inception of the renewal, V&M recognized a right of use asset and lease liability of approximately $827,000.

As part of the sale of PADG’s building in May 2023, discussed in Note 5, Maney leased the facility back for ten years. Monthly lease payments are approximately $23,000 in the first year and increase annually by approximately 4%. The lease also has an option to extend for an additional 10 years and base rent will be adjusted to the agreed upon fair market value unless the fair market value is less than the base rent when the initial rent expires. Upon inception of the lease, Maney recognized a right of use asset and lease liability of approximately $2,263,000.

In August 2020, Aerofab renewed their operating lease to rent approximately 6,000 square foot of manufacturing and office space in Kent Washington, expiring in June 2026. The lease provides a rent abatement for the first six months and then requires monthly payments starting at $6,180 that increase periodically throughout the lease. Aerofab is also responsible for property operating expenses, utilities and other related expenses. The lease also has an option to extend for an additional 3-year term and base rent will be adjusted to the fair market value. Upon inception of the renewal, Aerofab recognized a right of use asset and lease liability of approximately $467,000. In July 2024, Aerofab entered into a lease agreement to relocate Aerofab manufacturing and office space to a new facility with the same landlord. The previous facility lease was amended to terminate upon the relocation, which occurred in October 2024. Upon relocation, the lease requires monthly payments starting at $17,105 and increase periodically throughout the lease. The new facility lease expires in September 30, 2031 and Aerofab also has an option to extend for an additional 5-year term. Upon commencement of the lease, Aerofab recognized a right of use asset and lease liability of approximately $1,206,000. In November 2024, due the deconsolidation of Aerofab from the unwinding and loss of control (see Note 11), the following right of use asset and lease liability is not included in the consolidated balance sheet December 31, 2024.

In July 2019, Aerodyn entered into an operating lease with a related party to rent approximately 46,000 square foot of manufacturing and office space in Indianapolis, Indiana, expiring in December 2034. The lease requires monthly payments starting at $22,850 that increase periodically throughout the lease. Aerodyn is also responsible for property operating expenses, utilities and other related expenses. The lease also has an option to extend for an additional 5-year term and base rent will be adjusted to the fair market value; management has determined that they are reasonably certain to exercise the option, extending the maturity to December 2039. Upon inception of the renewal, the Aerodyn recognized a right of use asset and lease liability of approximately $2,848,000.

In March 2022, Aerodyn entered into an operating lease with a related party to rent approximately 25,000 square foot of testing space in Whitestown, Indiana, expiring in February 2032. The lease requires monthly payments starting at $11,000 that increase periodically throughout the lease. Aerodyn is also responsible for property operating expenses, utilities and other related expenses. The lease also has an option to extend for an additional 5-year term and base rent will be adjusted to the fair market value; management has determined that they are reasonably certain to exercise the option, extending the maturity to February 2037. Upon inception of the renewal, the Aerodyn recognized a right of use asset and lease liability of approximately $1,539,000.

The operating lease right-of-use assets and lease liabilities as of December 31, 2024 were approximately $6,217,000 and $6,377,000, respectively and as of December 31, 2023 was approximately $2,942,000 and $3,005,000, respectively. As of December 31, 2024, the weighted average remaining lease term was approximately 11.5 years and the weighted average discount rate was approximately 7.1%. Total operating lease expense for years ended December 31, 2024 and 2023 was approximately $748,000 and $429,000.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Commitments And Contingencies (cont.)

Future minimum operating lease payments required for following years as of December 31, 2024:

2025	$901,474
2026	918,515
2027	814,301
2028	772,196
2029	789,287
Thereafter	5,391,255
Total operating lease payments	9,587,028
Less imputed interest	(3,210,296)
Total operating lease liabilities	$6,376,732

Finance Leases

Aerodyn has finance leases for various equipment. Leasing arrangements require fixed payments and also include an amount that is probable will be owed under residual value guarantees, if applicable. Lease payments also include payments related to purchase or termination options when the lessee is reasonably certain to exercise the option or is reasonably certain not to exercise the option, respectively. The Company’s lease agreements do not contain any material restrictive covenants.

The finance lease right-of-use assets and lease liabilities as of December 31, 2024 were approximately $1,906,000 and $1,852,000, respectively and as of December 31, 2023 was $0. As of December 31, 2024, the weighted average remaining lease term was approximately 4.2 years and the weighted average discount rate was approximately 7.5%.

Future minimum finance lease payments required for following years as of December 31, 2024:

2025	$539,593
2026	531,774
2027	479,013
2028	435,147
2029	129,319
Thereafter	56,146
Total finance lease payments	2,170,992
Less present value discount	(318,747)
Total finance lease liabilities	$1,852,245

Note 11. Acquisition

NDT Northwest, LLC

On December 31, 2023, the Company acquired the membership interest of NDTNW and its majority owned subsidiary (80%) of Aerofab. As part of the acquisition, the Company issued promissory notes of $1,875,000 and $625,000 to DMNDT, LLC and Aerospace Services Group, LLC, respectively, see Note 9 and also issued 375,000 and 125,000 shares of common stock to DMNDT, LLC and Aerospace Services Group, LLC, respectively.

In addition, as part of the acquisition, PADG also committed to issue contingent consideration for post-performance consisting of payments annually beginning on January 1, 2025 through January 1, 2027 based upon the Aerofab’s EBITDA for the preceding year less the EBITDA earned in the year preceding the calculation year multiplied by a factor of 5. The amount of the contingent consideration will be payable 50% in cash and 50% in the Company’s common stock based upon its 10-day trailing volume-weighted average price. The fair value of

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Acquisition (cont.)

the contingent consideration liability at the acquisition date and December 31, 2023 was estimated at $882,297 utilizing the Black-Scholes valuation model with the following weighted average assumptions (i) expected stock price volatility of 27.1% (ii) a risk-free interest rate of 4.0% (iii) expected term of 1.2 years and (iv) discount rate of 14.2%. The fair value of the contingent consideration liability as of December 31, 2024 was $433,407. The fair value as of December 31, 2024 was estimated utilizing the Black-Scholes valuation model with the following weighted average assumptions (i) expected stock price volatility of 24.6% (ii) a risk-free interest rate of 4.3% (iii) expected term of 1.6 years (iv) discount rate of 11.5%, respectively.

In July 2024, the Company purchased 23,672 units of Aerofab ownership or approximately 16.1% ownership from a non-controlling interest of Aerofab for a total purchase price of $850,000, resulting in the Company’s ownership increasing to 96.1% of Aerofab. As part of the acquisition, the Company made a cash payment of $150,000 and issued a promissory note of $700,000, see Note 9.

As of the acquisition date and as of December 31, 2023, the carrying amount of goodwill related to the NDTNW acquisition was $1,726,540. Prior to January 1, 2024, the Company excluded an assumed NDTNW note payable, see Note 9, with an outstanding balance of approximately $371,000 as of December 31, 2023. The impact of the change resulted in an increase in note payables and goodwill in corresponding amounts of $371,000 recognized in the 2024 financial statements. The classification had no impact on the Company’s consolidated net income as of December 31, 2023. The table below was updated to reflect the assumed NDTNW note and the cumulative amount of goodwill related to the NDTNW acquisition was $2,097,540.

The following table represents the purchase consideration and purchase price allocation:

Purchase consideration
Promissory note	$2,500,000
Promissory note discount	(404,489)
Common stock issued	107,802
Contingent consideration issued	882,297
Total estimated purchase price	$3,085,610

Noncontrolling interest	$771,403

Purchase price allocation
Cash	$490,837
Accounts receivable	435,693
Related party note receivable	150,000
Inventory	773,572
Property, plant, and equipment	477,274
Right of use asset – operating lease	217,208
Other assets	23,353
Goodwill	2,097,540
Customer relationships	246,620
Accounts payable and accrued expenses	(215,102)
Operating lease liability	(240,406)
Note payables	(599,576)
Net assets acquired	$3,857,013

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Acquisition (cont.)

The following unaudited pro forma financial data gives effect to the acquisition made by the Company during 2023. In accordance with accounting guidance related to pro forma disclosures, the information presented for current year acquisition as if it occurred on January 1, 2023. The unaudited pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if such acquisitions had occurred on the date indicated, nor is it necessarily indicative of future consolidated results.

December 31, 2023
Revenue	$12,061,151
Net income attributable to the Company	$4,338,013
Net income attributable to noncontrolling interest	$66,289

In November 2024, the Company executed a Partial Unwind Agreement (PUA) with regard to its ownership percentage of its subsidiary, Aerofab. The PUA cancels the promissory note of $1,875,000 issued to DMNDT, LLC, see Note 9. Upon cancellation of the note, the Company ownership’s in Aerofab was reduced by transferring 47.2% of the Company’s ownership interest to DMNDT, LLC.

As a result, the Company’s total ownership in Aerofab as of November 22, 2024 is 48.9%. The loss of control of a majority owned subsidiary resulted in the deconsolidation of net assets of approximately $2,412,000, goodwill of approximately $2,098,000, and non-controlling interest of approximately $162,000, recognition of retained interest at fair value of approximately $1,070,000, and a loss on unwind of approximately $1,562,000. In addition, the carrying value of the cancelled note payable and accrued interest less a present value discount was approximately $1,716,000. Effective November 22, 2024, the Company accounts for the investment in Aerofab under the equity method.

Aerodyn Engineering, Inc.

On December 23, 2024, the Company executed an Amended and Restated Merger Agreement with Aerodyn Engineering Holdings, Inc., which resulted in the acquisition of Aerodyn as a wholly owned subsidiary of PADG. As part of the acquisition, the Company accrued a deposit payable of $50,000, included in related party payables, due within twenty-one (21) days after the Closing Date and issued a convertible promissory note of $20,698,038 to the sole stockholder of Aerodyn, see Note 9.

In addition, as part of the acquisition, PADG also committed to issue contingent consideration for post-performance consisting of payments annually beginning on January 1, 2025 through January 1, 2028 based upon Aerodyn’s EBITDA for the preceding year less the EBITDA earned in the year preceding the calculation year multiplied by a factor of 5.99. The fair value of the contingent consideration liability at the acquisition date and December 31, 2024 was estimated at $23,814,000 utilizing the Black-Scholes valuation model with the following weighted average assumptions (i) expected stock price volatility of 23.9% (ii) a risk-free interest rate of 4.2% (iii) expected term of 1.3 years and (iv) discount rate of 11.4%. As of December 31, 2024, approximately $9,018,000 of the contingent consideration was earned and will be paid in 2025.

As of the acquisition date and December 31, 2024, the carrying amount of goodwill related to the Aerodyn acquisition was $40,339,819.

The following table represents the purchase consideration and purchase price allocation:

Purchase consideration
Contingent consideration issued	$23,813,813
Promissory note	20,698,038
Deposit payable	50,000
Total estimated purchase price	$44,561,851

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Acquisition (cont.)

Purchase price allocation
Cash	769,806
Accounts receivable, net	2,495,833
Related party receivables	12,109
Inventory	4,746,535
Property, plant, and equipment, net	3,621,584
Right of use asset – operating lease	3,822,165
Other assets	821,174
Goodwill	40,339,819
Accounts payable and accrued expenses	(1,549,774)
Accrued payroll	(570,825)
Related party payable	(870,090)
Contract liabilities	(304,320)
Due to member	(1,195,000)
Operating lease liability	(3,895,617)
Finance lease liability	(1,852,245)
Note payables, net	(1,091,421)
Deferred tax liability, net	(715,878)
Other liabilities	(22,004)
Net assets acquired	$44,561,851

The following unaudited pro forma financial data gives effect to the acquisition made by the Company during 2024. In accordance with accounting guidance related to pro forma disclosures, the information presented for current year acquisition as if it occurred on January 1, 2023. The unaudited pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if such acquisitions had occurred on the date indicated, nor is it necessarily indicative of future consolidated results.

	December 31,
	2024	2023
Revenue	$32,400,148	$24,639,428
Net income (loss)	$(1,976,782)	$5,112,603

Note 12. Stock Based Compensation

In January 2024, the board approved the 2024 Omnibus Securities and Incentive Plan (Equity Plan) that provides for the granting of stock-based awards. Option awards granted are recorded at the estimated fair value using the Black-Scholes-Merton Option Pricing Model (Black Scholes), which uses certain assumptions related to estimated fair value of the Company’s common stock on the date of grant, risk-free interest rates, expected volatility, expected life of the options, and future dividends. Stock awards granted are recorded at the estimated fair value of the Company’s common stock on the date of grant. The fair value of options and stock awards are expensed over the respective vesting periods. All stock-based awards are subject to forfeiture if service terminates prior to the shares vesting.

In January 2024, the Company granted 80,000 shares and 5,000 shares of common stock to board members and a consultant, respectively, which vest immediately and were valued at approximately $15,000 based on the grant date fair value. In addition, in January 2024, the Company granted 115,250 shares of common stock to an executive which vest over a 14-month period and were valued at approximately $20,000 based on the grant date fair value. The award to the executive also calls for a catch-up in quantity based on 1% of the outstanding common stock prior to any registration statement filing over the vesting period. The Company will recognize an adjustment in compensation cost for the catch-up in quantity due to any additional common shares issued at fair value at each reporting period until the

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12. Stock Based Compensation (cont.)

award is fully settled. In September 2024, the Company granted 100,000 shares of common stock, which vest monthly in arrears over five months, contingent on continual service as acting CEO and were valued at approximately $43,000 based on the grant date fair value.

During the year ended December 31, 2024, the Company granted 205,832 options to purchase common stock to the board of directors and a consultant with a weighted average grant date fair value of approximately $0.01. The fair value of the options was estimated utilizing the Black-Scholes valuation model with the following weighted average assumptions (i) expected stock price volatility of 41.4% (ii) a risk-free interest rate of 4.2% (iii) expected term of 3.8 years (iv) weighted average exercise price of $5.00. No options were exercised during the year ended December 31, 2024.

Stock-based compensation expense for stock and option awards was approximately $66,000 and $1,000, respectively, for the year ended December 31, 2024 and approximately $552,000 and $0, respectively, for the year ended December 31, 2023. As of December 31, 2024, the unrecognized stock-based compensation expense related to unvested stock options was approximately $13,000, respectively, which will be amortized over period of less than a year. At December 31, 2024, there were 1,493,918 shares available for grant under the Equity Plan.

Note 13. Mezzanine Equity — Preferred Stock

In December 2023, PADG amended its articles of incorporation to authorize 100,000,000 of common stock, 1,000,000 shares of Series A Preferred Stock, and 10,000,000 shares of blank check preferred stock. In July 2024, PADG’s Board and majority shareholder approved the filing of Amended and Restated Articles of Incorporation (the Amended Articles) with the State of Florida. PADG filed the Amended Articles to, among other things, clarify the terms of the Company’s capital stock, including but not limited to, the ability of the Board to designate the terms of series of preferred stock. The Amended Articles also includes certificates of designation for each of the Company’s Series A Preferred Stock and Series B Preferred Stock. The Amended Articles authorized 100,000,000 common stock shares and 10,000,000 blank check preferred shares, of which 400,000 shares were designated as Series A Preferred Stock and 200,000 shares were designated as Series B Preferred Stock.

In August 2024, PADG filed Second Amended and Restated Articles with the State of Florida for the sole purpose of increasing the authorized shares designated as Series B Preferred Stock from 200,000 shares to 400,000 shares. In November 2024, the Board designated 400,000 blank check preferred shares to Series C Preferred Stock.

Upon the occurrence of a successful public offering, the Series A, B, and C shares automatically convert to common stock by dividing the original price per share of Series A, B, and C paid by each holder of Series A, Series B, and Series C Preferred Stock shares (the Series A, B, and C Per Share Purchase Price) by the initial price per share or unit (the IPO Price) paid by each purchaser who purchases the Company’s securities in the Company’s initial public offering (the IPO). In addition, on the IPO closing date, the Company will repay the Series A, B, and C Per Share Purchase Price in cash to the holders of shares of Series A, B, and C Preferred Stock, along with the payment, in cash of any accrued and unpaid dividends. The holders of Series A, B, and C shall be entitled to receive accrued dividends after twelve (12) months at an annual rate of 10% of the per share purchase price, payable in cash upon a public offering or redemption, which will be paid out before any common stock classes. In the event of liquidation, subject to the rights of holders of the Series A, B, and C, and any other preferred stock subsequently issued, the holders of common stock will share equally in any balance of corporate assets available for distribution to them.

In the absence of an IPO, commencing on September 1, 2025, the Company will redeem, in cash, the Series A, B, and C shares at a redemption price equal to the per share purchase price plus the payment, in cash, of any accrued and unpaid dividends. The redemption amount shall be paid in twenty (20) payments via quarterly payments over a period of five (5) years.

For the year ended December 31, 2024, the Company issued 336,000 and 293,000 shares of Series A and Series B for gross proceeds of $1,680,000 and $1,465,000, respectively. For the year ended December 31, 2023, the Company issued 64,000 shares of Series A for gross proceeds of $320,000. No Series B shares were issued during the year ended December 31, 2023 and no Series C shares were issued during the years ended December 31, 2024 and 2023.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14. Employee Retention Tax Credit

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act was signed into law, providing numerous tax provisions and other stimulus measures, including the Employee Retention Tax Credit (ERTC): a refundable tax credit against certain employment taxes. The Taxpayer Certainty and Disaster Tax Relief Act of 2020 and the American Rescue Plan Act of 2021 extended and expanded the availability of the ERTC. During the years ended December 31, 2024 and 2023, the Company had an aggregate benefit from ERTC of approximately $0 and $703,000, respectively, recognized in other income.

Note 15. Segment Information

Operating segments represent components of an enterprise for which separate financial information is available that is regularly reviewed by the chief operating decision maker (CODM) in determining how to allocate resources and assess performance. Our Chief Executive Officer has been determined to be our CODM, and he uses a variety of measures to assess the performance of the Company as a whole, depending on the nature of the activity. The Company’s operations consist of three reportable segments: Aerospace Contract Services Group, Precision Machining Group, and Non-Destructive Testing Group. A description of our reportable segments is described in Note 1

Certain information related to our segments for the years ended December 31, 2024 and 2023, is presented in the following tables. Consistent accounting policies have been applied by all segments within the Company and within all reporting periods.

Gross profit by segment and the reconciliation to net income (loss) for the years ended December 31, 2024 and 2023, consists of the following:

	Aerospace Contract Services Group	Precision Machining Group	Non- Destructive Testing Group	Other Segments and Eliminations
For the year ending December 31, 2024
Revenue	$5,210,548	$3,428,561	$4,342,149	$(30,563)
Cost of revenue	3,234,034	1,718,890	3,065,772	(30,563)
Gross profit	1,976,514	1,709,671	1,276,377	—
Operating expenses	1,691,503	1,520,523	973,202	5,034,990
Other income and expenses	(4,660)	(92,204)	6,949	(1,423,501)
Provision for income taxes	(7,539)	—	—	(1,145,196)
Net Income (loss)	$287,890	$96,944	$310,124	$(5,313,295)

For the year ending December 31, 2023
Revenue	$3,807,410	$3,854,232	$—	$—
Cost of revenue	2,492,257	2,537,187	—	—
Gross profit	1,315,153	1,317,045	—	—
Operating expenses	1,247,658	1,499,377	—	581,482
Gain on sale of property, net	—	(128,101)	—	(3,197,104)
Other income and expenses	299,899	520,250	—	706,185
Provision for income taxes	75,898	—	—	4,668
Net Income (loss)	$291,496	$466,019	$—	$3,317,139

PRECISION AEROSPACE & DEFENSE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Segment Information (cont.)

Total assets by segment, consists of the following:

	Aerospace Contract Services Group	Precision Machining Group	Non- Destructive Testing Group	Other Segments and Eliminations
Total Assets as of December 31, 2024	$21,374,213	$4,163,176	$34,731	$40,166,507

Total Assets as of December 31, 2023	$2,245,747	$3,575,739	$2,567,937	$4,969,681

Note 16. Subsequent Events

Management has evaluated subsequent events through July 8, 2025, the date on which the consolidated financial statements were issued.

Subsequent to December 31, 2024, the Company sold 480,000 shares of Series C Preferred Stock for gross proceeds of $2,400,000.

In February 2025, Aerodyn amended their operating lease agreements with a related party for the Indianapolis, Indiana and Whitestown, Indiana facilities to waive a portion of the initial scheduled rent increases and clarify the payment terms.

In February 2025, as a result of the termination of the Company’s former Chief Operating Officer and, the Company is subject a to a severance obligation for six months of pay and benefits in accordance with the employment agreement.

In March 2025, the Company granted TAP, pursuant to its consulting agreement, 40,000 options to purchase the Company’s common stock. The options vested immediately upon grant and are exercisable for a period of 4 years.

In March 2025, the Company amended the Merger Agreement with Aerodyn Engineering Holdings, Inc. to increase the promissory note by $1,500,000, which will be payable 50% in cash and 50% in stock, see notes 9 and 11.

In April 2025, the Company entered into an amendment to the Member Interest Purchase Agreement related to the acquisition of NDTNW. The amendment extends the initial required payment on the outstanding Aerospace Services Group, LLC note from December 31, 2024 to December 15, 2025, to be paid in equal monthly payments of principal and interest over a term of 84 months with a maturity date of November 2032.

In April 2025, the Company entered into a membership interest purchase agreement to purchase 47.20% membership interest in Aerofab NDT, LLC for consideration of $1,875,000 promissory note. This will increase the Company’s ownership to 96.12% in Aerofab, NDT, LLC.

In April 2025, the Company amended their articles of incorporation to change their name from Precision Aerospace Group, Inc. to Precision Aerospace & Defense Group, Inc.

In June 2025, the Company executed a Merger Agreement with J&T Investments, LLC (Pro-Con), which resulted in the acquisition of Pro-Con as a wholly owned subsidiary of PADG. As part of the acquisition, the Company shall pay total closing consideration of $6,518,721, which upon closing of the IPO, the Company shall (a) make a cash payment of one-half of the closing consideration and (b) issue common stock equal to the amount of one-half of the closing consideration divided by the offering price of the Company when it is initially sold in the IPO. In addition, to the closing consideration, the Company also promises to pay Balance Sheet Adjustments of $2,675,26 prior to closing. The Company also has committed to issue contingent consideration for post-performance consisting of payments annually for the periods of January 1, 2025 through December 31, 2027 based upon ProCon’s EBITDA for the preceding year less the EBITDA earned in the year preceding the calculation year multiplied by a factor of 5.5.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

FACT II ACQUISITION CORP.,

Fact II Acquisition LLC,

Patriot MERGER SUBsidiary, inc.,

and

Precision Aerospace & Defense Group, Inc.,

Dated as of November 26, 2025

CONTENTS

annex A Page Nos.
Article I	MERGER	A-2
1.1	Merger	A-2
1.2	Merger Effective Time	A-2
1.3	Effect of the Merger	A-2
1.4	Organizational Documents	A-3
1.5	Directors and Officers	A-3
1.6	Effect of Merger on Company Securities and Merger Sub Shares	A-3
1.7	Sponsor Additional Consideration and Performance Bonus Shares	A-5
1.8	Satisfaction of Rights	A-6
1.9	Lost, Stolen or Destroyed Company Certificates	A-6
1.10	Stock Transfer Books	A-6
1.11	Appointment of Exchange Agent	A-6
1.12	Exchange of Shares	A-6
1.13	Taking of Necessary Action; Further Action	A-8
1.14	Tax Consequences	A-8
1.15	Withholding	A-8
1.16	Dissenting Shares	A-8
1.17	Fractional Shares	A-9

Article II	MERGER CLOSING; CERTAIN ACTIONS	A-9
2.1	Closing	A-9
2.2	Release of Funds from Trust Account.	A-9

Article III	REPRESENTATIONS AND WARRANTIES OF SPAC AND MERGER SUB	A-9
3.1	Organization and Standing	A-9
3.2	Authorization; Binding Agreement	A-10
3.3	Governmental Approvals	A-10
3.4	Non-Contravention	A-10
3.5	Capitalization	A-11
3.6	SEC Filings; SPAC Financials; Internal Controls	A-12
3.7	Absence of Certain Changes	A-13
3.8	Compliance with Laws	A-13
3.9	Actions; Orders; Permits	A-13
3.10	Taxes and Returns	A-13
3.11	Employees and Employee Benefit Plans	A-14
3.12	Properties	A-14
3.13	Material Contracts	A-14
3.14	Transactions with Affiliates	A-15
3.15	Investment Company Act	A-15
3.16	Finders and Brokers	A-15
3.17	Certain Business Practices; International Trade Laws	A-15
3.18	Insurance	A-16
3.19	Litigation.	A-16
3.20	Trust Account	A-16
3.21	SPAC Acknowledgment	A-17

Article IV	RESERVED	A-17

Annex A-i

annex A Page Nos.
Article V	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	A-17
5.1	Organization and Standing	A-17
5.2	Authorization; Binding Agreement	A-18
5.3	Capitalization	A-18
5.4	Company Subsidiaries	A-19
5.5	Governmental Approvals	A-19
5.6	Non-Contravention	A-19
5.7	Financial Statement Matters	A-20
5.8	Absence of Certain Changes	A-20
5.9	Compliance with Laws	A-21
5.10	Company Permits	A-21
5.11	Litigation	A-21
5.12	Material Contracts	A-21
5.13	Intellectual Property	A-23
5.14	Taxes and Returns	A-24
5.15	Real Property	A-25
5.16	Personal Property	A-26
5.17	Employee Matters	A-26
5.18	Benefit Plans.	A-27
5.19	Environmental Matters	A-28
5.20	Transactions with Related Persons	A-29
5.21	Insurance	A-29
5.22	Customers and Suppliers.	A-29
5.23	Data Protection and Cybersecurity	A-30
5.24	Certain Business Practices; International Trade Laws	A-30
5.25	Investment Company Act	A-31
5.26	Finders and Brokers	A-31
5.27	Government Contracts	A-31
5.28	Company Acknowledgment	A-33

Article VI	COVENANTS	A-34
6.1	Access and Information	A-34
6.2	Conduct of Business of the Company during the Interim Period	A-35
6.3	Conduct of Business of SPAC during the Interim Period	A-37
6.4	Company Shareholder Approvals.	A-39
6.5	Interim Period Control	A-40
6.6	Preparation and Delivery of Company Financial Statements	A-40
6.7	SPAC Public Filings	A-40
6.8	Stock Exchange Listing	A-41
6.9	Exclusivity	A-41
6.10	No Trading	A-41
6.11	Notification of Certain Matters	A-42
6.12	Regulatory Approvals	A-42
6.13	Further Assurances	A-43
6.14	Tax Matters	A-43
6.15	The Registration Statement; SPAC Shareholder Meeting	A-44
6.16	Public Announcements	A-46
6.17	Confidential Information	A-46
6.18	Post-Closing Board of Directors and Officers of SPAC	A-47
6.19	Indemnification of Directors and Officers; Tail Insurance	A-47
6.20	SPAC Expenses; Trust Account Proceeds	A-48

Annex A-ii

annex A Page Nos.
6.21	New Registration Rights Agreement	A-49
6.22	Lock-Up Agreements	A-49
6.23	SPAC Equity Incentive Plan	A-49
6.24	Management Employment Agreements	A-49
6.25	Litigation	A-49
6.26	Termination of SPAC Agreements	A-49
6.27	FIRPTA Certificate	A-50
6.28	PIPE Investment	A-50
6.29	Termination of Company Agreements.	A-50
6.30	Information to be Supplied	A-50

Article VII	SURVIVAL	A-51
7.1	Survival	A-51

Article VIII	CONDITIONS TO OBLIGATIONS OF THE PARTIES	A-51
8.1	Conditions to Each Party’s Obligations	A-51
8.2	Conditions to Obligations of the Company	A-51
8.3	Conditions to Obligations of SPAC and Merger Sub	A-53
8.4	Frustration of Conditions	A-53

Article IX	TERMINATION AND EXPENSES	A-53
9.1	Termination	A-53
9.2	Effect of Termination	A-54
9.3	Fees and Expenses	A-54

Article X	WAIVERS	A-55
10.1	Waiver of Claims Against Trust	A-55

Article XI	MISCELLANEOUS	A-55
11.1	Notices	A-55
11.2	Binding Effect; Assignment	A-56
11.3	Third Parties	A-56
11.4	Governing Law; Jurisdiction	A-56
11.5	Waiver of Jury Trial	A-56
11.6	Specific Performance	A-57
11.7	Severability	A-57
11.8	Amendment	A-57
11.9	Waiver	A-57
11.10	Entire Agreement	A-57
11.11	Interpretation	A-57
11.12	Counterparts	A-59
11.13	No Recourse	A-59
11.14	Legal Representation	A-60

Article XII	DEFINITIONS	A-60
12.1	Certain Definitions	A-60

EXHIBITS

Exhibit A – Sponsor Support Agreement

Exhibit B – Form of Certificate of Merger

Exhibit C – Form of Company Support Agreement

Exhibit D-1 – Form of Lock-Up Agreement (Company Shareholders)

Exhibit D-2 – Form of Lock-Up Agreement (Sponsor)

Exhibit E – Form of A&R SPAC Charter

Annex A-iii

BUSINESS COMBINATION AGREEMENT AND PLAN OF MERGER

This Business Combination Agreement and Plan of Merger (this “Agreement”) is made and entered into as of November 26, 2025, by and among FACT II Acquisition Corp., a Cayman Islands exempted company (“SPAC”), FACT II Acquisition LLC, a Cayman Islands limited liability company (“Sponsor”), Patriot Merger Subsidiary, Inc., a Florida corporation (“Merger Sub”), and Precision Aerospace & Defense Group, Inc., a Florida corporation (the “Company”). SPAC, Sponsor, Merger Sub, and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.” Capitalized terms used in this Agreement have the meanings specified in Article XII or elsewhere in this Agreement.

RECITALS

WHEREAS, SPAC is a Cayman Islands exempted company structured as a blank check company formed on June 19, 2024 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, Merger Sub is a newly incorporated Florida corporation, formed by SPAC for the purpose of participating in the Transactions, that is a wholly owned direct subsidiary of SPAC;

WHEREAS, after the date of this Agreement and before the Merger Effective Time, SPAC shall domesticate as a Delaware corporation by way of continuation in accordance with Section 388 of the DGCL and Part XII of the Cayman Companies Act (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Parties desire and intend to effect a business combination transaction whereby Merger Sub will merge with and into the Company (the “Merger” and, together with the other transactions contemplated by this Agreement and the Ancillary Documents, the “Transactions”), as a result of which (i) the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving entity and a wholly owned subsidiary of SPAC, (ii) each Company Share issued and outstanding immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive the Per Share Common Merger Consideration, and (iii) each share of Company Preferred Stock issued and outstanding immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive the Per Share Preferred Merger Consideration, in each case upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of applicable Law;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, SPAC and Sponsor, among others, have entered into the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit A (the “Sponsor Support Agreement”), pursuant to which, among other things, (a) Sponsor agreed to waive its anti-dilution rights in the SPAC Charter with respect to the SPAC Class B Ordinary Shares and (b) Sponsor agreed to vote its interests in favor of the Transactions, in each case, upon the terms and conditions set forth in the Sponsor Support Agreement;

WHEREAS, certain Company Shareholders will enter into one or more Voting and Support Agreements substantially in the form attached hereto as Exhibit C (each, a “Company Support Agreement”) with the Company and SPAC pursuant to which, inter alia, such Company Shareholders will agree to vote their respective Company Shares in favor of the approval of this Agreement, the Ancillary Documents to which the Company is party and the transactions contemplated hereby and thereby;

WHEREAS, during the Interim Period and prior to the Merger Effective Time, the Company will use its commercially reasonable efforts to enter into Subscription Agreements (as defined below) with PIPE Investors (as defined below), pursuant to the terms and subject to the conditions of which, such PIPE Investors will agree to purchase Company Shares in connection with the PIPE Investment, such purchases to be consummated prior to or substantially concurrently with the Closing;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement, the Ancillary Documents to which the Company is party and the Transactions are in the best interests of the Company and its stockholders, (b) approved and adopted of this Agreement, the Ancillary Documents

Annex A-1

to which the Company is party, and the Transactions, and (c) recommended the approval (the “Company Board Recommendation”) and adoption of this Agreement and the Ancillary Documents to which the Company is party by the holders of Company Shares and shares of Company Preferred Stock (the “Company Shareholders”);

WHEREAS, the Board of Directors of SPAC (the “SPAC Board”) has unanimously (a) determined that (i) this Agreement, the Ancillary Documents to which it is party, the Merger and the other Transactions are in the best interests of SPAC and (ii) the Transactions constitute a “Business Combination” as such term is defined in the SPAC Charter, (b) approved and declared the advisability of this Agreement, the Ancillary Documents to which SPAC is party, the Merger and the other Transactions, and (c) recommended the approval and adoption of this Agreement and the Merger by the holders of the SPAC Shares (the “SPAC Shareholders”);

WHEREAS, the Board of Directors of Merger Sub has (a) determined that this Agreement, the Ancillary Documents to which it is party, the Merger and the other Transactions are in the best interests of Merger Sub and SPAC (as the sole shareholder of Merger Sub), (b) approved this Agreement and the Ancillary Documents to which Merger Sub is a party and declared its and their advisability and approved the Merger and the other Transactions, and (c) recommended the approval and adoption of this Agreement, the Ancillary Documents to which Merger Sub is a party, the Merger and the other Transactions by SPAC (as the sole shareholder of Merger Sub); and

WHEREAS SPAC has approved and adopted a written resolution approving, in its capacity as the sole shareholder of Merger Sub, this Agreement, the Ancillary Documents to which Merger Sub is a party, the Merger and the other Transactions;

NOW, THEREFORE, in consideration of the premises set forth above, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I
MERGER

1.1 Merger.

(a) At the Merger Effective Time, subject to and upon the terms and conditions of this Agreement and the certificate of merger to be filed relating to the Merger substantially in the form attached hereto as Exhibit B (the “Certificate of Merger”), and in accordance with the applicable provisions of the Florida Business Corporation Act, the Company and Merger Sub shall consummate the Merger, pursuant to which Merger Sub shall be merged with and into the Company.

(b) Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Merger Effective Time as the “Surviving Company”), shall continue its corporate existence under the Florida Business Corporation Act under its current name, as a wholly owned subsidiary of SPAC.

1.2 Merger Effective Time. SPAC, Merger Sub and the Company shall cause the Merger to be consummated by filing the executed Certificate of Merger with the Secretary of State of the State of Florida in accordance with Chapter 607 of the Florida Business Corporation Act. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Florida or at such later time as may be agreed by SPAC and Merger Sub (with the prior written consent of the Company) in writing and specified in the Certificate of Merger (the “Merger Effective Time”).

1.3 Effect of the Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Florida Business Corporation Act. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Company and Merger Sub shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by the Surviving Company of any and all agreements, covenants, duties and obligations of the Company and Merger Sub set forth in this Agreement to be performed after the Merger Effective Time.

Annex A-2

1.4 Organizational Documents. The certificate of incorporation, as set forth in Annex A hereto, and bylaws of the Company in effect immediately prior to the Merger Effective Time shall be amended and restated in their entirety at the Merger Effective Time and, as so amended and restated, shall be the certificate of incorporation and bylaws of the Surviving Company from and after the Merger Effective Time, until thereafter amended or modified as provided therein and under the Delaware General Corporation Law.

1.5 Directors and Officers.

(a) At the Merger Effective Time, the directors and officers of the Company shall be the directors and officers of the Surviving Company, each to hold office in accordance with the Organizational Documents of the Surviving Company until their resignation or removal in accordance with the Organizational Documents of the Surviving Company or until their respective successors are duly elected or appointed and qualified.

(b) The parties shall take all actions necessary to ensure that, from and after the Merger Effective Time, the Persons identified as the initial post-Closing directors and officers of SPAC in accordance with the provisions of Section 6.18 shall be the directors and officers, respectively, of SPAC, each to hold office in accordance with the Organizational Documents of SPAC.

1.6 Effect of Merger on Company Securities and Merger Sub Shares.

(a) Company Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of SPAC or the Company, each Company Share (other than any Excluded Shares and Dissenting Shares) that is issued and outstanding immediately prior to the Merger Effective Time shall thereupon be converted into, and the holder of such Company Share shall be entitled to in exchange thereof, the right to receive the Per Share Common Merger Consideration. All Company Shares converted into the right to receive the Per Share Common Merger Consideration pursuant to this Section 1.6(a) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Merger Effective Time, and each holder of a certificate previously representing any such Company Shares shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Common Merger Consideration into which such Company Shares shall have been converted in the Merger.

(b) Company Preferred Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of securities of SPAC or the Company:

(i) Each share of Company Series A Preferred Stock (other than any Excluded Shares and Dissenting Shares) that is issued and outstanding immediately prior to the Merger Effective Time shall thereupon be converted into, and the holder of such share of Company Series A Preferred Stock shall be entitled to in exchange thereof, the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of the Company Series A Preferred Stock, and (B) the Per Share Series A-C Preferred Stock Consideration (the “Per Share Series A Preferred Merger Consideration”). All of the shares of Company Series A Preferred Stock converted into the right to receive the Per Share Series A Preferred Merger Consideration pursuant to this Section 1.6(b)(i) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Merger Effective Time, and each holder of a certificate previously representing any such shares of Company Series A Preferred Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Series A Preferred Merger Consideration into which such shares of Company Series A Preferred Stock shall have been converted in the Merger.

(ii) Each share of Company Series B Preferred Stock (other than any Excluded Shares and Dissenting Shares) that is issued and outstanding as of immediately prior to the Merger Effective Time shall thereupon be converted into, and the holder of such share of Company Series B Preferred Stock shall be entitled to in exchange thereof, the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of the Company Series B Preferred Stock, and (B) the Per Share Series A-C Preferred Stock Consideration (the “Per Share Series B Preferred Merger Consideration”). All of the shares of Company Series B Preferred Stock converted into the right to receive the Per Share Series B Preferred Merger Consideration pursuant to this Section 1.6(b)(ii) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Merger Effective Time, and each holder of a certificate previously representing any such shares of Company Series B Preferred Stock shall thereafter

Annex A-3

cease to have any rights with respect to such securities, except the right to receive the Per Share Series B Preferred Merger Consideration into which such shares of Company Series B Preferred Stock shall have been converted in the Merger.

(iii) Each share of Company Series C Preferred Stock (other than any Excluded Shares and Dissenting Shares) that is issued and outstanding as of immediately prior to the Merger Effective Time shall thereupon be converted into, and the holder of such share of Company Series C Preferred Stock shall be entitled to in exchange thereof, the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of the Company Series C Preferred Stock, and (B) the Per Share Series A-C Preferred Stock Consideration (the “Per Share Series C Preferred Merger Consideration”). All of the shares of Company Series C Preferred Stock converted into the right to receive the Per Share Series C Preferred Merger Consideration pursuant to this Section 1.6(b)(iii) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Merger Effective Time, and each holder of a certificate previously representing any such shares of Company Series C Preferred Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Series C Preferred Merger Consideration into which such shares of Company Series C Preferred Stock shall have been converted in the Merger.

(iv) Each share of Company Series D Preferred Stock (other than any Excluded Shares and Dissenting Shares) that is issued and outstanding as of immediately prior to the Merger Effective Time shall thereupon be converted into, and the holder of such share of Company Series D Preferred Stock shall be entitled to in exchange thereof, the right to receive (A) $5.00 in cash, which amount is equal to the original purchase price per share of the Company Series D Preferred Stock, and (B) the Per Share Series D Preferred Stock Consideration (the “Per Share Series D Preferred Merger Consideration”). All of the shares of Company Series D Preferred Stock converted into the right to receive the Per Share Series D Preferred Merger Consideration pursuant to this Section 1.6(b)(iv) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist at the Merger Effective Time, and each holder of a certificate previously representing any such shares of Company Series D Preferred Stock shall thereafter cease to have any rights with respect to such securities, except the right to receive the Per Share Series D Preferred Merger Consideration into which such shares of Company Series D Preferred Stock shall have been converted in the Merger.

(c) Treatment of Company Options.

(i) At the Merger Effective Time, each Company Option that is outstanding as of immediately prior to the Merger Effective Time shall be converted into an option to purchase SPAC Shares upon the same terms and conditions as are in effect with respect to such Company Option immediately prior to the Merger Effective Time, including with respect to vesting and termination-related provisions (each, a “SPAC Option”) except that (1) such SPAC Option shall relate to that whole number of SPAC Shares (rounded down to the nearest whole share) equal to the number of Company Shares subject to such Company Option immediately prior to the Merger Effective Time, multiplied by the Per Share Common Merger Consideration, (2) the exercise price per share for each such SPAC Option shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Merger Effective Time, divided by the Per Share Common Merger Consideration (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in such manner so that the conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or, in the case of incentive stock options, Section 424 of the Code, and (3) SPAC’s board of directors, or a committee appointed by such board, shall be the “administrator” of the SPAC Options.

(d) Excluded Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of any Party or the Company Shareholders, each Excluded Share that is issued and outstanding immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, without any conversion thereof and no consideration shall be paid with respect thereto.

(e) Redeeming SPAC Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of any Party or the SPAC Shareholders, each Redeeming SPAC Share that is issued and outstanding immediately prior to the Merger Effective Time (if any) shall no longer be outstanding and shall automatically be

Annex A-4

cancelled and shall cease to exist, and each holder of such Redeeming SPAC Shares shall thereafter cease to have any rights with respect to such securities except the right to be paid a pro rata share of the Redemption Amount in accordance with the SPAC Charter.

(f) Merger Sub Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of any Party or the SPAC Shareholders, each Merger Sub Share that is issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Company.

(g) Acquisition Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part or any Party of the SPAC Shareholders, (i) if any Specified Acquisition is consummated on or before the Closing Date, the Acquisition Shares issuable in respect of such Specified Acquisition shall be issued to the applicable recipient pursuant to the terms of the definitive agreements providing for such Specified Acquisition, and (ii) if any Specified Acquisition has not yet been consummated on or before the Closing Date, the Acquisition Shares issuable pursuant to the terms of the definitive agreements providing for such Specified Acquisition shall not be issued and shall be issued only upon the consummation, if any, of such Specified Acquisition and in accordance with the terms of the definitive agreements providing for such Specified Acquisition.

(h) No Liability. Notwithstanding anything to the contrary in this Section 1.6, none of the Surviving Company, SPAC, the Company nor any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

1.7 Sponsor Additional Consideration and Performance Bonus Shares.

(a) Sponsor Consideration. At the Closing, SPAC will issue or allocate to Sponsor (i) 3,300,000 SPAC Shares, minus (ii) the number of SPAC Shares held by Sponsor immediately prior to Closing, including such SPAC Shares issuable upon the conversion or exchange of any other securities of the SPAC issued to Sponsor at the IPO.

(b) Reserve of Sponsor Performance Bonus Shares. At the Closing, SPAC will set aside and reserve 1,200,000 SPAC Shares for issuance (such shares, the “Sponsor Performance Bonus Shares”), which Sponsor Performance Bonus Shares will be issuable to Sponsor during the Performance Bonus Period in accordance with Section 1.7(c).

(c) Issuance of Sponsor Performance Bonus Shares. During the Performance Bonus Period, within five Business Days after the occurrence of a Triggering Event, the Sponsor Performance Bonus Shares (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to SPAC Shares occurring on or after the Closing) or a portion thereof, will be issuable to the Sponsor, as follows:

(i) upon the occurrence of Triggering Event I, a one-time issuance of 300,000 Sponsor Performance Bonus Shares (as equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to SPAC Shares occurring on or after the Closing but prior to Triggering Event I);

(ii) upon the occurrence of Triggering Event II, a one-time issuance of such number of Sponsor Performance Bonus Shares equal to the quotient of $4,500,000 divided by $15.00, which equates to 300,000 Sponsor Performance Bonus Shares; and

(iii) a one-time issuance of (A) 300,000 Sponsor Performance Bonus Shares if, after the exercise of the Redemption Rights by SPAC Shareholders, the Trust Account has a balance of not less than $35.0 million as of the Closing or (B) 600,000 Sponsor Performance Bonus Shares if, after the exercise of the Redemption Rights by SPAC Shareholders, the Trust Account has a balance of not less than $70,000,000 (in each case, “Triggering Event III”), in each case after giving effect to the Transactions, including the PIPE Investment.

(d) For the avoidance of doubt, the Sponsor shall be entitled to receive the applicable portion of the Sponsor Performance Bonus Shares, or applicable portion thereof, upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event (other than as a result of rounding up fractional shares pursuant to Section 1.7(f)) shall the Sponsor be entitled to receive more than the

Annex A-5

aggregate amount of Sponsor Performance Bonus Shares (as equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to SPAC Shares occurring on or after the Closing but prior to the occurrence of each applicable Triggering Event).

(e) If, during the Performance Bonus Period, there is a Change of Control Transaction with respect to SPAC or the Surviving Company (or a successor thereof), Triggering Event II shall have been deemed to occur if the per share consideration paid in such Change of Control Transaction is equal to or in excess of $15.00.

(f) Notwithstanding anything in this Agreement to the contrary, all Sponsor Performance Bonus Shares that are not issued, or otherwise earned and committed to be issued, to the Sponsor pursuant to this Section 1.7 shall be deemed surrendered and forfeited and shall no longer be available for issuance to the Sponsor, immediately upon the expiration of the Performance Bonus Period.

(g) Notwithstanding anything to the contrary contained herein, no fraction of a Sponsor Performance Bonus Share will be issued by virtue of any Triggering Event, and if the Sponsor would otherwise be entitled to a fraction of a Sponsor Performance Bonus Share (after aggregating all fractional Sponsor Performance Bonus Shares that otherwise would be received by the Sponsor in connection with the occurrence of such Triggering Event) shall instead have the number of Sponsor Performance Bonus Shares issued to the Sponsor rounded up to the nearest whole Sponsor Performance Bonus Share.

(h) The rights to the Sponsor Performance Bonus Shares (i) are solely contractual rights, (ii) will not be evidenced by a certificate, do not constitute securities or other instruments and are not readily marketable, and (iii) may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part.

1.8 Satisfaction of Rights. All securities issued upon the surrender of securities of the Company (the “Company Securities”) in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Securities.

1.9 Lost, Stolen or Destroyed Company Certificates. In the event any certificates representing Company Securities shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact and indemnity by the Person claiming such certificate to be lost, stolen or destroyed, SPAC shall issue, in exchange for such lost, stolen or destroyed certificates, as the case may be, such securities as may be required pursuant to Section 1.6 and Section 1.7.

1.10 Stock Transfer Books. At the Merger Effective Time, the register of stockholders of the Company shall be closed, and there shall be no further registration of transfers of Company Securities thereafter on the records of the Company.

1.11 Appointment of Exchange Agent. Prior to the Closing, SPAC shall appoint an exchange agent acceptable to the Company (the “Exchange Agent”), as its agent, for the purpose of recording the (a) exchange of the Company Securities for SPAC Securities and (b) issuance of the Exchange Shares. The Exchange Agent shall take or cause to be taken such actions as are necessary to update SPAC’s register of stockholders to reflect (i) the exchange of the Company Securities for SPAC Securities and (ii) the issuance of the Exchange Shares, in each case in accordance with the terms of this Agreement and, to the extent applicable, the Certificate of Merger, the Delaware General Corporation Law and customary Exchange Agent procedures and the rules and regulations of the Depository Trust Company (“DTC”), in each case in a form approved by the Company. Upon the completion of the Exchange Agent’s term of service, the parties will make appropriate arrangements to address the issuance of any Sponsor Performance Bonus Shares following such term of service.

1.12  Exchange of Shares.

(a) Domestication. After the date of this Agreement but prior to the Merger Effective Time, SPAC shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Part XII of the Cayman Companies Act. In connection with the Domestication, (i) each SPAC Class A Ordinary Share that is issued and outstanding immediately prior to the Domestication shall become one share of class A common stock, par value $.0001 per share, of SPAC (the “SPAC Class A Common Stock”), (ii) each SPAC Class B Ordinary Share that is issued and outstanding immediately prior to the Domestication shall become one share of class B common stock, par value $.0001 per share, of SPAC (the “SPAC Class B Common Stock”), (iii) each SPAC Warrant that is outstanding

Annex A-6

immediately prior to the Domestication shall, from and after the Domestication, represent the right to purchase one share of SPAC Class A Common Stock at an exercise price of $11.50 per share, on the terms and subject to the conditions set forth in the applicable warrant agreement, and (iv) the SPAC Charter shall be amended and restated in substantially the form of the A&R SPAC Charter (as defined below).

(b) Preferred Stock Cash and Dividend Payment. Subject to the other provisions of this Article I, within two Business Days after the Closing Date, the Company shall deposit, or cause to be deposited, in trust with or otherwise make available to the Exchange Agent for the benefit of the holders of shares of Company Preferred Stock, for exchange in accordance with this Agreement, through the Exchange Agent, cash in an amount equal to the sum of the Preferred Stock Cash Payment and the Preferred Stock Dividend Payment.

(c) Exchange Procedures. At the Merger Effective Time, SPAC shall issue the Merger Consideration Shares. As soon as practicable after the Merger Effective Time (and in no event later than five Business Days after the Merger Effective Time), SPAC shall cause the Exchange Agent to mail to each holder of record of Company Shares and shares of Company Preferred Stock that were converted pursuant to Section 1.6(b) into the right to receive the Per Share Common Merger Consideration or the Per Share Preferred Merger Consideration, respectively, a letter of transmittal and instructions for use in effecting the surrender of the Company Shares in exchange for the Per Share Common Merger Consideration and the shares of Company Preferred Stock into the Per Share Preferred Merger Consideration in a form acceptable to the Company (a “Letter of Transmittal”). Promptly following receipt of a former Company Shareholder’s Letter of Transmittal, together with any certificates representing such Company Shares or shares of Company Preferred Stock (or affidavit of loss thereof), if applicable, or of an “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the holder of a Company Share or share of Company Preferred Stock that was converted pursuant to Section 1.6(b) into the right to receive the Per Share Common Merger Consideration or the Per Share Preferred Merger Consideration shall be entitled to receive, subject to any required withholding Taxes, the Per Share Common Merger Consideration or the Per Share Preferred Merger Consideration in book-entry form, without interest (subject to any applicable withholding Tax), and, with respect to each share of Company Preferred Stock, a check in the amount of (i) $5.00, without interest, representing its pro rata share of the Preferred Stock Cash Payment plus (ii) any dividends due on such share of Company Preferred Stock as of the Merger Effective Time pursuant to the applicable Certificate of Designations for such share of Company Preferred Stock, for each Company Share or share of Company Preferred Stock, as applicable, surrendered. The Merger Consideration Shares shall be settled through DTC and issued in uncertificated book-entry form through the customary procedures of DTC, unless a physical SPAC Share is required by applicable Law, in which case SPAC shall cause the Exchange Agent to promptly send certificates representing such SPAC Share to such holder. If payment of the Per Share Common Merger Consideration or the Per Share Preferred Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Company Share or share of Company Preferred Stock, respectively, in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Common Merger Consideration or the Per Share Preferred Merger Consideration to a Person other than the registered holder of the Company Share or share of Company Preferred Stock, respectively, surrendered or shall have established to the reasonable satisfaction of SPAC that such Tax either has been paid or is not applicable.

(d) Distributions with Respect to Unexchanged Company Shares and Shares of Company Preferred Stock. All Merger Consideration Shares shall be deemed issued and outstanding as of the Merger Effective Time. Subject to the effect of escheat, Tax or other applicable Laws, the holder of whole SPAC Shares issued in exchange for Company Shares or shares of Company Preferred Stock pursuant to Section 1.6(b) will be promptly paid, without interest (subject to any applicable withholding Tax), the amount of dividends or other distributions with a record date after the Merger Effective Time and theretofore paid with respect to such whole SPAC Share.

(e) Adjustments to Per Share Common Merger Consideration and Per Share Preferred Merger Consideration. The Per Share Common Merger Consideration and the Per Share Preferred Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Shares, Company Shares or Company Preferred Stock occurring on or after the date of this Agreement and prior to the Merger Effective Time.

Annex A-7

(f) Termination of Exchange Agent; Unclaimed Merger Consideration. Promptly following the date that is one year after the Merger Effective Time, SPAC shall instruct the Exchange Agent to deliver to SPAC all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Per Share Common Merger Consideration, the Per Share Preferred Merger Consideration that remains unclaimed shall be returned to SPAC, and any Person that was a holder of Company Shares or shares of Company Preferred Stock as of immediately prior to the Merger Effective Time that has not exchanged such Company Shares for the right to receive the Per Share Common Merger Consideration or the Per Share Preferred Merger Consideration, respectively, prior to the date that is one year after the Merger Effective Time may transfer such Company Shares or shares of Company Preferred Stock to SPAC and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and SPAC shall promptly deliver, such applicable portion of the Per Share Common Merger Consideration or the Per Share Preferred Merger Consideration without any interest thereupon. None of SPAC, Merger Sub, the Company, the Surviving Company nor the Exchange Agent shall be liable to any Person in respect of any of the Per Share Common Merger Consideration or the Per Share Preferred Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such SPAC Shares or any portion of the Preferred Stock Cash Payment or Preferred Stock Dividend Payment shall not have not been issued or paid in accordance with this Agreement immediately prior to the date on which any amounts payable pursuant to this Article I would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of SPAC, free and clear of all claims or interest of any Person previously entitled thereto.

1.13 Taking of Necessary Action; Further Action. If, at any time after the Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company are fully authorized in the name of the Company and/or Merger Sub to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

1.14 Tax Consequences. To the extent permitted under applicable Law, (a) the Parties intend that the Merger qualify as a “reorganization” under Section 368(a)(1) of the Code, and (b) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Merger within the meaning of Treasury Regulations Sections 1.368-2(g) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder (the “Intended Tax Treatment”).

1.15 Withholding. Notwithstanding any other provision of this Agreement, SPAC, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement such Taxes as are required to be deducted and withheld from such amounts under the Code or any other applicable Law; provided, however, that the relevant payor will reasonably cooperate with the relevant payee prior to the making of such deductions and withholding payments to determine whether any such deductions or withholding payments (other than with respect to compensatory payments, if any) are required under applicable Law and in obtaining any available exemption or reduction of, or otherwise minimizing to the extent permitted by applicable Law, such deduction and withholding.

1.16 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, Company Shares and shares of Company Preferred Stock issued and outstanding immediately prior to the Merger Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Sections 607.1301-1340 of the Florida Business Corporation Act (such shares of Company Shares or shares of Company Preferred Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the Florida Business Corporation Act with respect to such shares) shall not be converted into a right to receive the Per Share Common Merger Consideration or the applicable amount of the Per Share Preferred Merger Consideration in accordance with Section 1.6, but instead shall be entitled to only such rights as are granted by Sections 607.1301-1340 of the Florida Business Corporation Act; provided, however, that if, after the Merger Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Sections 607.1301-1340 of the Florida Business Corporation Act, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Sections 607.1301-1340 of the Florida Business Corporation Act, such Company Shares or shares of Company Preferred Stock shall be treated as if they had been converted as of the Merger Effective Time into the right to receive the Per Share Common

Annex A-8

Merger Consideration or the Per Share Preferred Merger Consideration, respectively, in accordance with Section 1.6 without interest thereon, upon transfer of such shares. The Company shall provide SPAC prompt written notice of any demands received by the Company for appraisal of Company Shares and shares of Company Preferred Stock pursuant to Sections 607.1301-1340 of the Florida Business Corporation Act, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the Merger Effective Time that relates to such demand. Except with the prior written consent of SPAC (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands.

1.17 Fractional Shares. Notwithstanding anything to the contrary contained herein, no fraction of a SPAC Share will be issued, in any form, by virtue of this Agreement, the Merger, or the other Transactions, and each Person who would otherwise be entitled to a fraction of a SPAC Share (after aggregating all fractional SPAC Shares that would otherwise be received by such Person) shall instead have the number SPAC Shares issued to such Person rounded up to the nearest whole SPAC Share.

Article II
MERGER CLOSING; CERTAIN ACTIONS

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article VIII, the closing of the Merger (the “Merger Closing” or the “Closing”) shall occur on the third Business Day following the satisfaction or, to the extent legally permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be fulfilled at the Closing), but subject to the satisfaction of or, to the extent legally permissible, waiver by the Party benefitting from, such conditions, or at such other date as SPAC and the Company may agree in writing. The date of the Closing shall be referred to herein as the “Closing Date.” The Closing shall take place virtually or at such place as SPAC and the Company may agree in writing, and at such time on the Closing Date as SPAC and the Company agree in writing.

2.2 Release of Funds from Trust Account. Subject to the terms and conditions of the Trust Agreement, each Party shall use commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to cause the funds held in the Trust Account to be released simultaneously with, or as promptly as practicable after, the Closing.

Article III
REPRESENTATIONS AND WARRANTIES OF SPAC AND MERGER SUB

Except as set forth in the disclosure schedules delivered by SPAC to the Company on the date hereof (the “SPAC Disclosure Schedules”), SPAC and Merger Sub (the “SPAC Parties”) represent and warrant to the Company, as of the date hereof, as follows:

3.1 Organization and Standing.

(a) SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. SPAC has made available to the Company accurate and complete copies of its Organizational Documents, each as currently in effect. SPAC is not in violation of any provision of its Organizational Documents in any material respect.

(b) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Merger Sub was formed solely for the purpose of engaging in the Merger. Merger Sub does not hold and has not held any material assets or incurred any material liabilities and has not carried on any business activities other than in connection with this Agreement and the Transactions. SPAC owns beneficially and of record all of the outstanding capital stock of Merger Sub.

Annex A-9

3.2 Authorization; Binding Agreement. Each of the SPAC Parties has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, subject to obtaining the Required SPAC Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is or will be a party and the consummation of the Transactions by each of the SPAC Parties (a) have been duly and validly authorized by all necessary corporate action on the part of such SPAC Party and (b) other than the Required SPAC Shareholder Approval in the case of SPAC, no other corporate proceedings (including any vote of holders of any class or series of securities of SPAC), other than as set forth elsewhere in this Agreement, on the part of such SPAC Party are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is or will be a party or to consummate the Transactions. The SPAC Board, at a duly called and held meeting or in writing as permitted by the SPAC Charter, has unanimously (i) determined that this Agreement, the Ancillary Documents to which it is party and the Transactions, including the Merger, are advisable, fair to and in the best interests of the SPAC Shareholders, (ii) approved and adopted this Agreement and the Ancillary Documents to which it is party, (iii) recommended that the SPAC Shareholders vote in favor of the approval and adoption of this Agreement, the Ancillary Documents to which it is party, the Merger, and the other Shareholder Approval Matters (the “SPAC Recommendation”) and (iv) directed that this Agreement, the Ancillary Documents to which it is party and the Shareholder Approval Matters be submitted to the SPAC Shareholders for their approval. The Board of Directors of Merger Sub at a duly called and held meeting or in writing as permitted by Merger Sub’s Organizational Documents has (i) determined that this Agreement and the Ancillary Documents to which it is party and the Transactions, including the Merger, are advisable, fair to and in the best interests of Merger Sub and SPAC as its sole shareholder, (ii) approved and adopted this Agreement and the Ancillary Documents to which it is party. SPAC as the sole shareholder of Merger Sub has also approved and adopted this Agreement and the Transactions, including the Merger. This Agreement has been, and each Ancillary Document to which such SPAC Party is a party shall be when delivered, duly and validly executed and delivered by such SPAC Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such SPAC Party, enforceable against such SPAC Party in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally and subject to general principles of equity (collectively, the “Enforceability Exceptions”).

3.3 Governmental Approvals. No Consent of or with any Governmental Authority on the part of a SPAC Party is required to be obtained or made in connection with the execution, delivery or performance by a SPAC Party of this Agreement and each Ancillary Document to which it is or will be a party or the consummation by a SPAC Party of the Transactions, other than (a) any filings required with the Registrar of Companies in the Cayman Islands with respect to the Domestication, or with an Exchange or the SEC with respect to the Transactions, (b) applicable requirements, if any, of the Securities Act, the Exchange Act, and any state “blue sky” securities Laws, and the rules and regulations thereunder, (c) the applicable requirements of any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder, (d) the filing of the executed Certificate of Merger with the Secretary of State of the State of Delaware, (e) the submission to the United States Department of State Directorate of Defense Trade Controls (“DDTC”) of all information required by 22 C.F.R. § 122.4(b) (the “DDTC Submission”) sixty (60) calendar days before the reasonably anticipated Closing Date, and (f) where the failure to obtain such Consents, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the SPAC Parties.

3.4 Non-Contravention. The execution and delivery by a SPAC Party of this Agreement and each Ancillary Document to which it is or will be a party, the consummation by a SPAC Party of the Transactions, and compliance by a SPAC Party with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of such SPAC Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 and any condition precedent to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to such SPAC Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by a SPAC Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of a SPAC Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to

Annex A-10

declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any SPAC Material Contract, except for any deviations from any of the foregoing clauses (b) or (c) that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the SPAC Parties.

3.5 Capitalization.

(a) As of the date of this Agreement, SPAC is authorized to issue 200,000,000 SPAC Shares, of which 18,488,125 SPAC Shares are issued and outstanding, 20,000,000 SPAC Class B Ordinary Shares, of which 5,833,333 SPAC Class B Ordinary Shares are issued and outstanding, and 1,000,000 preference shares of par value $0.0001 each, of which none are issued or outstanding. All outstanding SPAC Securities are duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of any purchase option, right of first refusal, pre-emptive right, subscription right or any similar right under the Cayman Companies Act, SPAC’s Organizational Documents or any Contract to which SPAC is a party. None of the outstanding SPAC Securities has been issued in violation of any applicable securities Laws. Prior to giving effect to the Transactions, SPAC does not have any Subsidiaries other than Merger Sub or own any equity interests in any other Person.

(b) Other than SPAC Warrants, there are no (i) outstanding options, warrants, puts, calls, convertible or exchangeable securities, “phantom” share rights, share appreciation rights, share-based units, pre-emptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities (including SPAC Securities) having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued securities of SPAC (including SPAC Securities), (B) obligating SPAC to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options, shares or securities convertible into or exchangeable for any securities (including SPAC Securities), or (C) obligating SPAC to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such securities (including SPAC Securities). Other than with respect to the Redemption Rights or as expressly set forth in this Agreement, there are no outstanding obligations of SPAC to repurchase, redeem or otherwise acquire any securities of SPAC (including SPAC Securities) or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth herein, there are no shareholders agreements, voting trusts or other agreements or understandings to which SPAC is a party with respect to the voting or transfer of any securities of SPAC (including SPAC Securities).

(c) All of SPAC’s Indebtedness of the type described in clauses (a) – (c) of the definition thereof and all SPAC Transaction Expenses as of the date of this Agreement are disclosed in Section 3.5(c) of the SPAC Disclosure Schedules.

(d) Since the date of formation of SPAC and except as contemplated by this Agreement, SPAC has not declared or paid any distribution or dividend in respect of its securities (including SPAC Securities) and has not repurchased, redeemed or otherwise acquired any of its securities (including SPAC Securities), and the SPAC Board has not authorized any of the foregoing.

(e) Merger Sub is authorized to issue 100 shares of common stock, par value $0.0001 per share (“Merger Sub Shares”), all of which are issued and outstanding as of the date hereof. No other shares of capital stock or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding Merger Sub Shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Delaware General Corporation Law, Merger Sub’s Organizational Documents or any Contract to which Merger Sub is a party or by which Merger Sub is bound. There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Shares or any equity capital of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

Annex A-11

3.6 SEC Filings; SPAC Financials; Internal Controls.

(a) SPAC, since the IPO and through the date of this Agreement, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by SPAC with the SEC under the Securities Act and the Exchange Act, together with any amendments, restatements or supplements thereto (collectively, the “SEC Reports”), which are available on the SEC’s website through EDGAR. The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As used in this Section 3.6 and in Section 6.8, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b) (i) The SPAC Class A Ordinary Shares, the SPAC Redeemable Warrants and the SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed on the Nasdaq Global Market under the symbols FACT, FACTW, and FACTU, respectively, (ii) SPAC has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such SPAC Securities, (iii) there are no Actions pending or, to the Knowledge of SPAC, threatened, against SPAC by the Financial Industry Regulatory Authority, Nasdaq or the SEC with respect to any intention by such entity to suspend, deregister, prohibit or terminate the listing of such SPAC Securities on the Nasdaq Global Market, and (iv) SPAC is in material compliance with all of the applicable listing and corporate governance rules and regulations of Nasdaq.

(c) The financial statements and notes of SPAC contained or incorporated by reference in the SEC Reports (the “SPAC Financials”) fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of SPAC at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved, (ii) SEC Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by SEC Regulation S-X or Regulation S-K, as applicable), and (iii) audited in accordance with PCAOB standards.

(d) Except as and to the extent reflected or reserved against in the balance sheet of SPAC dated December 31, 2024 included in the SPAC Financials, SPAC has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP, other than (i) Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since SPAC’s formation in the ordinary course of business or (ii) Liabilities or obligations incurred in connection with the Transactions. SPAC does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of SEC Regulation S-K. As of the date of this Agreement, no financial statements of any Person other than those of SPAC are required by GAAP to be included in the financial statements of SPAC.

(e) Neither SPAC nor SPAC’s independent auditors has identified any (i) “significant deficiency” (as defined by the PCAOB) in the “internal control over financial reporting” (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) of SPAC, (ii) “material weakness” (as defined by the PCAOB) in the internal control over financial reporting of SPAC, (iii) fraud that involves management or other employees of SPAC who have a role in the internal control over financial reporting of SPAC, or (iv) any written claim or allegation regarding any of the foregoing.

(f) Except as not required in reliance on exemptions from various reporting requirements by virtue of SPAC’s status as an “emerging growth company” as defined in Rule 12b-2 promulgated under the Exchange Act, (i) SPAC has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP, and (ii) SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to SPAC and other material information required to be disclosed by SPAC in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms

Annex A-12

of the SEC, and that all such material information is made known to SPAC’s principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Items 601(b)(31) and (32) of SEC Regulation S-K. Such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports required under the Exchange Act.

(g) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the U.S. Sarbanes-Oxley Act of 2002, as amended.

(h) As of the date hereof, there are no outstanding comments from the SEC or its staff with respect to the SEC Reports. To the Knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

3.7 Absence of Certain Changes. From the date of SPAC’s formation to the date of this Agreement, (a) SPAC has conducted no business other than its formation, the public offering of its securities (and the related private offerings), public reporting and its search for an initial Business Combination as described in the IPO Prospectus (including the investigation of the Target Companies and the negotiation and execution of this Agreement) and related activities, and (b) there has not been a Material Adverse Effect with respect to SPAC.

3.8 Compliance with Laws. SPAC (a) is and since the date of formation of SPAC has been, in compliance with, in all material respects, and has not been in material violation of, any applicable Laws and (b) SPAC has not received, since the date of formation of SPAC, any written or, to the Knowledge of SPAC, oral, notice of any material conflict or material non-compliance with, or default or material violation of, any applicable Laws by which it is or was bound.

3.9 Actions; Orders; Permits. SPAC holds all permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect.

3.10 Taxes and Returns.

(a) SPAC has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are true, accurate, correct and complete in all material respects. SPAC has timely paid, or caused to be timely paid, all material Taxes required to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the SPAC Financials in accordance with GAAP.

(b) SPAC has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by SPAC have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other third party.

(c) There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened in writing against SPAC, in respect of Taxes, and SPAC has not been notified in writing of any material proposed Tax claims or assessments against SPAC.

(d) There are no material Liens with respect to any Taxes upon any of SPAC’s assets, other than Permitted Liens. SPAC has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding written requests by SPAC for any extension of time within which to file any Tax Return or within which to pay any Taxes (other than customary extensions requested in the ordinary course of business). No written claim has been made by any Governmental Authority with respect to a jurisdiction in which SPAC does not file a Tax Return that SPAC is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return, which claim remains outstanding.

(e) SPAC does not have a permanent establishment, branch or representative office in any country other than the country of its organization, and SPAC is not and has not been treated for any Tax purpose as a resident in a country other than the country of its incorporation.

Annex A-13

(f) SPAC is not and has never been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes. SPAC does not have any Liability for the Taxes of another Person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), other than, in each case, Liabilities for Taxes pursuant to customary commercial Contracts not primarily related to Taxes. SPAC is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract with respect to Taxes (other than customary commercial Contracts not primarily related to Taxes).

(g) SPAC is not the subject of any material private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, and there is no written request by SPAC outstanding for any such ruling, memorandum or agreement.

(h) SPAC has not distributed stock of another Person, nor has had its shares distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) SPAC has not been a party to any reportable transaction as defined in Treasury Regulations Section 1.6011-4(b)(1) (or any analogous or similar provision under any U.S. state or local or foreign Tax law addressing tax avoidance transactions).

(j) SPAC will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made by SPAC prior to the Closing, (ii) change in any method of accounting of SPAC for any taxable period (or portion thereof) ending on or prior to the Closing Date made or required to be made prior to the Closing, (iii) “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or foreign Tax law) executed by SPAC prior to the Closing, or (iv) any prepaid amount or deferred revenue received or accrued prior to the Closing outside the ordinary course of business.

(k) SPAC has not taken, and has not agreed to take, any action that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for the Intended Tax Treatment. To the Knowledge of SPAC, there are no facts or circumstances that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for the Intended Tax Treatment.

3.11 Employees and Employee Benefit Plans. SPAC does not (a) have any employees who are entitled to any compensation or benefits, or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans. Neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the Transactions will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director, officer or employee of SPAC, or (ii) result in the acceleration of the time of payment, vesting or funding of any such payment or benefit.

3.12 Properties. SPAC does not own, license or otherwise have any right, title or interest in or to any material Intellectual Property. SPAC does not own or lease any real property or Personal Property.

3.13 Material Contracts.

(a) Other than this Agreement and the Ancillary Documents to which SPAC is a party as of the date hereof or such other Ancillary Documents that SPAC shall execute after the date hereof and which are attached as exhibits hereto, there are no Contracts to which SPAC is a party or by which any of its properties or assets may be bound, subject or affected, that (i) creates or imposes a Liability greater than $10,000 individually or $50,000 in the aggregate, (ii) may not be cancelled by SPAC on less than 60 days’ prior notice without payment of a material penalty or termination fee, (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SPAC or any of its current or future Affiliates, any acquisition of material property by SPAC or any of its current or future Affiliates, or restricts in any material respect the ability of SPAC or any of its current or future Affiliates from engaging in any business or from competing with any other Person or (iv) is a “material contract” (as such term is defined in Regulation S-K) (each, a “SPAC Material Contract”). All SPAC Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.

Annex A-14

(b) With respect to each SPAC Material Contract: (i) the SPAC Material Contract was entered into at arm’s-length and in the ordinary course of business; (ii) the SPAC Material Contract is valid, binding and enforceable in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract; and (iv) to the Knowledge of SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by SPAC under any SPAC Material Contract.

3.14 Transactions with Affiliates. Section 3.14 of the SPAC Disclosure Schedules sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between SPAC or Merger Sub, on the one hand, and any present or former director, officer, employee, manager, direct equity holder or Sponsor or other Affiliate of SPAC or Merger Sub, or any immediate family member of any of the foregoing, on the other hand.

3.15 Investment Company Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a Person subject to registration and regulation as an “investment company,” in each case within the meaning of the Investment Company Act. SPAC is an “emerging growth company” as defined in Rule 12b-2 promulgated under the Exchange Act.

3.16 Finders and Brokers. No broker, finder, or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, the Target Companies, the Company Shareholders or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of SPAC, Sponsor or any of their respective Affiliates.

3.17 Certain Business Practices; International Trade Laws.

(a) Since the date of formation of SPAC, neither the SPAC nor any of its directors, officers, employees, or, to the Knowledge of the SPAC, and of its Affiliates or agents, has, directly or indirectly, taken any act that would cause SPAC to be in violation of Anti-Corruption Laws, including any act in furtherance of an offer, payment, promise to pay, authorization, or ratification of payment, directly or indirectly, of any money or anything of value (including any gift, sample, rebate, travel, meal and lodging expense, entertainment, service, equipment, debt forgiveness, donation, grant, or other thing of value, however characterized) to any Government Official or any Person to secure any improper advantage or to obtain or retain business. Since the date of formation of SPAC, SPAC has been in compliance with applicable Anti-Corruption Laws and there has been no use or authorization of money or anything of value relating to any unlawful payment or secret or unrecorded fund or any false or fictitious entries made in the books and records of the Company or any of its Subsidiaries relating to the same.

(b) Since the date of formation of SPAC, neither the SPAC nor any of its directors, officers, employees, or, to the Knowledge of the SPAC, any of its Affiliates or agents, has been the subject of any action, proceeding, litigation, claim, or, to the SPAC’s Knowledge, investigation, or have received any notice or communication from any Governmental Authority, in each case, with regard to any actual, alleged, or suspected violation of applicable Anti-Corruption Laws.

(c) Since the date of formation of SPAC, the operations of SPAC have been conducted at all times in material compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, to the extent applicable, and no Action involving SPAC with respect to any of the foregoing is pending or, to the Knowledge of SPAC, threatened.

(d) None of SPAC or any of its directors, officers, employees or, to the Knowledge of SPAC, any other Representative acting on behalf of SPAC is currently a Sanctioned Person. Since April 24, 2019, SPAC has not, directly or knowingly indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, for the purpose of financing the activities of or with any Sanctioned Person or in any Sanctioned Jurisdiction, in either case in violation of Sanctions. Neither SPAC nor any of its directors or officers has, in the last five years, engaged in any conduct or activity in violation of International Trade Laws. No

Annex A-15

Action involving SPAC with respect to violations of International Trade Laws is pending or, to the Knowledge of SPAC, threatened. In the five years preceding the execution of this Agreement, SPAC (1) has not made any voluntary disclosure with respect to an apparent violation of International Trade Laws; and (2) has not been subject to civil or criminal penalties imposed by any Governmental Authority in connection with violations of International Trade Laws.

(e) Neither SPAC nor any of its Principals (as defined in FAR 2.101) are presently or within the past three years has been suspended or debarred from participation in the award of Government Contracts (it being understood that debarment and suspension do not include ineligibility to bid for certain contracts due to generally applicable bidding requirements).

3.18 Insurance. Section 3.18 of the SPAC Disclosure Schedules lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by SPAC relating to SPAC or its business, properties, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and SPAC is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect and, to the Knowledge of SPAC, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by SPAC. SPAC has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on SPAC.

3.19 Litigation. As of the date of this Agreement: (a) there are no Actions pending or, to the Knowledge of SPAC, threatened, against SPAC, Merger Sub, or any of their respective officers or directors or assets or properties before any Governmental Authority that (i) question the validity of this Agreement or any Ancillary Document, the right of SPAC or Merger Sub to enter into this Agreement or any Ancillary Document to which it is or will be a party, or the right of SPAC or Merger Sub to perform its obligations contemplated by this Agreement or any Ancillary Document to which it is or will be a party or (ii) if determined adversely to SPAC or Merger Sub, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SPAC; (b) neither SPAC nor Merger Sub is a party or subject to the provisions of any material Order; and (c) there is no Action initiated by SPAC or Merger Sub currently pending or that SPAC or Merger Sub currently intends to initiate, except, in the case of each of clauses (a)(i), (b) and (c), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SPAC or Merger Sub.

3.20 Trust Account. As of the date hereof, SPAC had an amount of assets in the Trust Account of not less than $175 million. The funds held in the Trust Account are invested in U.S. government securities with a maturity of 185 days or less or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act and held in trust pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a valid and binding obligation of SPAC and the Trustee, enforceable in accordance with its terms. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or, to the Knowledge of SPAC, the Trustee. The Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect or, to the Knowledge of SPAC, that would entitle any Person (other than (a) in respect of Deferred Underwriting Fees set forth in Section 3.20 of the SPAC Disclosure Schedules or Taxes, (b) SPAC Shareholders prior to the Merger Effective Time who shall have elected to redeem their SPAC Shares pursuant to SPAC’s Organizational Documents or in connection with an amendment thereof to extend SPAC’s deadline to consummate a Business Combination or (c) if SPAC fails to complete a Business Combination within the allotted time period and liquidates the Trust Account, subject to the terms of the Trust Agreement, in limited amounts to permit SPAC to pay the expenses of the Trust Account’s liquidation and dissolution, and then SPAC Shareholders) to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account have been released, except to pay Taxes from any interest income earned in the Trust Account, and to redeem SPAC Shares pursuant to SPAC’s Organizational Documents, or in connection with an amendment thereof to extend SPAC’s deadline to consummate a Business Combination. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account. As of the date hereof, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC at the Merger Effective Time.

Annex A-16

SPAC has made available to the Company true and complete copies of all Contracts, including engagement letters, with any Person that was, or is, entitled to any underwriting commission (including Deferred Underwriting Fees) in respect of the IPO, including any amendments or other modifications thereto.

3.21 SPAC Acknowledgment. SPAC acknowledges and agrees that (a) the representations and warranties expressly set forth in (a) Article V (as qualified by the Company Disclosure Schedules) and (b) the certificate delivered pursuant to Section 8.3(c) constitute the sole and exclusive representations and warranties of the Company to SPAC in connection with or relating to the Target Companies, this Agreement, any Ancillary Document or the Transactions, and no other representations or warranties, oral or written, have been given by the Company. Except for the representations and warranties expressly set forth in Article V (as qualified by the Company Disclosure Schedules) or the certificate delivered pursuant to Section 8.3(c) or in any Ancillary Document, SPAC (a) acknowledges that it is transacting with the Company on an “as is” condition and on a “where is” basis and (b) disclaims reliance on, and confirms and acknowledges that it has not relied on and should not rely on and will not rely on, any other representations or warranties, either express or implied, at law or in equity, including representations of merchantability, suitability or fitness for any particular purpose, or other statements, whether written or oral, made by or on behalf of any Person (including the Target Companies or any Affiliate or Representative of the Company) in respect of the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Target Companies, including with respect to the accuracy or completeness of any confidential information memoranda, documents, projections or other prediction or forward-looking statements, material, or other information (financial or otherwise) regarding the Target Companies furnished to SPAC or any of its Representatives in any “data rooms,” “virtual data rooms,” management presentations, or in any other form or in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever or on any person providing or not providing any information not specifically required to be provided or disclosed pursuant to the specific representations and warranties in Article V or in the certificate delivered pursuant to Section 8.3(c) or any Ancillary Document.

Article IV
RESERVED

Article V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to SPAC on the date hereof (the “Company Disclosure Schedules”), the Company hereby represents and warrants to SPAC, as of the date of this Agreement, as follows:

5.1 Organization and Standing.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Florida and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. The Company has made available to SPAC accurate and complete copies of its Organizational Documents, each as currently in effect. The Company is not in violation of any provision of its Organizational Documents in any material respect.

(b) Each Company Subsidiary is a corporation or other entity duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each Company Subsidiary is qualified or licensed and in good standing (to the extent such concept exists) to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in each case where the failure to be so qualified or licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) The Company has provided to SPAC accurate and complete copies of the Organizational Documents of each Company Subsidiary, each as amended to date and as currently in effect. No Target Company is in violation of any provision of its Organizational Documents in any material respect.

Annex A-17

5.2 Authorization; Binding Agreement.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions, subject to the receipt of the Company Shareholder Approvals. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or will be a party and the consummation of the Transactions have been duly and validly authorized by the Company Board in accordance with the Company’s Organizational Documents and any applicable Law. This Agreement has been, and each Ancillary Document to which the Company is or will be a party shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(b) On or prior to the date of this Agreement, the Company Board has duly adopted resolutions (i) determining that this Agreement and the Ancillary Documents to which the Company is a party and the Transactions are in the best interests of the Company and its stockholders, (ii) approving and adopting and authorizing the execution, delivery and performance by the Company of this Agreement and the Ancillary Documents to which the Company is a party and the Transactions, and (iii) recommending the approval and adoption of this Agreement and the Ancillary Documents to which the Company is a party by the Company Shareholders. No other corporate action is required on the part of the Company or any of the Company Shareholders to enter into this Agreement or the Ancillary Documents to which the Company is a party or to approve the Merger other than the Company Shareholder Approvals.

5.3 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 100,000,000 shares of common stock, par value $0.001 per share, of which 22,055,495 shares are issued and outstanding, (ii) 400,000 shares of Series A Preferred Stock, par value $0.001 per share (the “Company Series A Preferred Stock”), all of which are issued and outstanding, (iii) 400,000 shares of Series B Preferred Stock, par value $0.001 per share (the “Company Series B Preferred Stock”), of which 293,000 shares are issued and outstanding, (iv) 550,000 shares of Series C Preferred Stock, par value $0.001 per share (the “Company Series C Preferred Stock”), all of which are issued and outstanding, and (v) 400,000 shares of Series D Preferred Stock, par value $0.001 per share (the “Company Series D Preferred Stock” and together with the Company Series A Preferred Stock, the Company Series B Preferred Stock, and Company Series C Preferred Stock, the “Company Preferred Stock”), of which 227,000 shares are issued and outstanding. All outstanding Company Shares are owned of record by the Persons set forth on Section 5.3(a) of the Company Disclosure Schedules in the amounts set forth opposite their respective names. With respect to each Company Option, Section 5.3(a) of the Company Disclosure Schedules sets forth as of the date of this Agreement: (w) the name of the holder thereof and type of award (including, if an option, whether or not an incentive stock option), (x) the total number of Company Shares that are subject to such award, (y) the applicable vesting schedule, and (z) if applicable, the exercise price per Company Share. Each grant of a Company Option was made in accordance with the terms of the Company Incentive Plan and applicable Law. All Company Options have been granted having an exercise price at least equal to the fair market value of a Company Share on the date each Company Option was granted within the meaning of Section 409A of the Code and the Treasury Regulations promulgated thereunder.

(b) All of the issued Company Shares and shares of Company Preferred Stock have been duly authorized and validly issued and are fully paid and were not issued in violation of any purchase option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of the Florida Business Corporation Act, any other applicable Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which the Company is bound.

(c) As of the date of this Agreement, other than the Company Incentive Plan, no Target Company has any stock option or other equity incentive plans. Except as set forth on Section 5.3(c) of the Company Disclosure Schedules, as of the date of this Agreement, there are no Company Convertible Securities or pre-emptive rights or rights of first refusal or first offer, except for those rights as provided in the Company’s Organizational Documents, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or any of its Affiliates are a party or bound relating to any equity securities of the Company, whether or not outstanding, other than the Company’s Organizational Documents. As of the date of this Agreement, there are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company and there are no voting trusts, proxies,

Annex A-18

shareholder agreements or any other written agreements or understandings with respect to the voting or transfer of any of Company Shares other than the Company’s Organizational Documents. As of the date of this Agreement, other than as set forth in the Company’s Organizational Documents, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any of its equity interests or securities, nor has the Company granted any registration rights to any Person with respect to its equity securities. As of the date of this Agreement, all of the issued and outstanding securities of the Company have been granted, offered, sold and issued in compliance with all applicable Laws. As a result of the consummation of the Transactions, no equity interests of the Company will be issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(d) Since January 1, 2022, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the Company Board has not authorized any of the foregoing.

5.4 Company Subsidiaries. Section 5.4 of the Company Disclosure Schedules sets forth the name of each Company Subsidiary and, as of the date of this Agreement, (a) its jurisdiction of organization, (b) the class(es) of its authorized shares or other equity interests (if applicable), and (c) the number of issued and outstanding shares or other equity interests and the record holders and beneficial owners thereof. The foregoing represents all of the issued and outstanding equity interests of the Company Subsidiaries as of the date of this Agreement. All of the outstanding equity securities of each Company Subsidiary are duly authorized and validly issued, fully paid and non-assessable (if applicable), were offered, sold and delivered in compliance with all applicable Laws, and are owned by one or more of the Target Companies free and clear of all Liens (other than those, if any, imposed by such Company Subsidiary’s Organizational Documents or applicable Laws and other than Permitted Liens). As of the date of this Agreement, there are no Contracts to which the Company or any of the Company Subsidiaries is a party or bound with respect to the voting (including voting trusts or proxies) or transfer of the equity interests of any Company Subsidiary other than the Organizational Documents of any such Company Subsidiary. As of the date of this Agreement, there are no outstanding or authorized options, warrants, rights, agreements, subscriptions, convertible securities or commitments to which any Company Subsidiary is a party or that are binding upon any Company Subsidiary providing for the issuance or redemption of any equity interests of any Company Subsidiary. As of the date of this Agreement, there are no outstanding equity appreciation, phantom equity, profit participation or similar rights granted by any Company Subsidiary. No Company Subsidiary has any limitation, whether by Contract, Order, or applicable Law, on its ability to make any distributions or dividends to its equity holders or repay any debt owed to another Target Company. As of the date of this Agreement, other than the Company Subsidiaries, no Target Company has any Subsidiaries. Except for the equity interests of the Company Subsidiaries listed on Section 5.4 of the Company Disclosure Schedules, as of the date of this Agreement (i) no Target Company owns or has any rights to acquire, directly or indirectly, any equity interests of, or otherwise Control, any Person, (ii) no Target Company is a participant in any joint venture, partnership or similar arrangement, and (iii) there are no outstanding contractual obligations of a Target Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

5.5 Governmental Approvals. Assuming the accuracy of the representations and warranties of SPAC set forth in Section 3.3, no Consent of or with any Governmental Authority on the part of any Target Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents to which the Company is or will be a party, or the consummation by the Company of the Transactions other than (a) any filings required with an Exchange or the SEC with respect to the Transactions, (b) applicable requirements, if any, of the Securities Act, the Exchange Act, and any state “blue sky” securities Laws, and the rules and regulations thereunder, (c) applicable requirements of any Antitrust Laws and the expiration or termination of the required waiting periods, or the receipt of other Consents, thereunder, (d) the filing of the executed Certificate of Merger with the Secretary of State of the State of Delaware, (e) the submission to DDTC of all information required by 22 C.F.R. § 122.4(b) sixty (60) calendar days before the reasonably anticipated Closing Date, and (f) where the failure to obtain or make such Consents, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

5.6 Non-Contravention. Except as set forth on Section 5.6 of the Company Disclosure Schedules, the execution and delivery by the Company of this Agreement and each Ancillary Document to which it is or will be a party, and the consummation by the Company of the Transactions and compliance by the Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof and any condition precedent

Annex A-19

to such Consent having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make or increase payments or provide compensation under, (vii) result in the creation of any Lien (other than a Permitted Lien) upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except in cases of clauses (b) and (c), as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect on the Company.

5.7 Financial Statement Matters.

(a) The Company has made available to SPAC (i) true, correct and complete copies of the audited financial statements, consisting of the consolidated balance sheet and statements of net loss, comprehensive loss, and cash flows of the Company as of and for the years ended December 31, 2024 and December 31, 2023 (the “Audited Company Financial Statements”) and (ii) unaudited consolidated financial statements of the Company for the six months ended June 30, 2025 (the “Unaudited Interim Company Financial Statements” and collectively with the Audited Company Financial Statements, the “Company Financial Statements”).

(b) The Audited Company Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company as of the respective dates thereof and its consolidated results of operations changes in shareholders’ equity and cash flows for the respective periods then ended, (ii) have been prepared in conformity with GAAP applied on a consistent basis during the periods involved, except as may be indicated in the notes thereto and subject to the absence of footnotes and normal year-end adjustments (none of which would be material, individually or in the aggregate), and (iii) were prepared from, and are in accordance with, in all material respects, the books and records of the Target Companies.

(c) The Company has not identified, and has not received from any independent auditor of the Company any written notification of, (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any written claim or allegation regarding any of the foregoing.

(d) There are no outstanding loans or other extensions of credit made by the Target Companies to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Target Companies.

(e) Except as set forth on Section 5.7(e) of the Company Disclosure Schedules, as of the date hereof, the Target Companies do not have any Indebtedness of the type referred to in clauses (a)-(e) of the definition thereof.

(f) Except for those that are reflected or reserved on or provided for in the balance sheets of the Company contained in the Audited Company Financial Statements, no Target Company has any Liabilities of a nature required to be disclosed on a balance sheet of the Company in accordance with GAAP, except for (i) those that were incurred after December 31, 2024 in the ordinary course of business, none of which are material, individually or in the aggregate, (ii) obligations for future performance under any contract to which any Target Company is a party, or (iii) Liabilities incurred for transaction expenses in connection with this Agreement, any Ancillary Document or the Transactions.

(g) The Audited Company Financial Statements have been audited in accordance with the standards of the PCAOB and comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant in effect as of the respective dates thereof.

5.8 Absence of Certain Changes. Except for actions expressly contemplated by this Agreement, the Ancillary Documents, the Transactions and as set forth on Section 5.8 of the Company Disclosure Schedules, since December 31, 2024, (a) the Target Companies have conducted their business only in the ordinary course of business, (b) there has not been a Material Adverse Effect on the Company, (c) no Target Company has abandoned, cancelled, dedicated to the

Annex A-20

public, transferred, assigned, or granted any license or sublicense of any rights under or with respect to any Intellectual Property other than non-exclusive licenses granted in the ordinary course of business and (d) no Target Companies have taken any action or committed or agreed to take any action that would be prohibited by Section 6.2(b) if such action were taken on or after the date hereof without the consent of SPAC.

5.9 Compliance with Laws. (a) Each Target Company is and, since January 1, 2022 has been, in compliance with in all material respects, and has not been in material violation of, any applicable Laws, (b) no Target Company has received, since January 1, 2022, any written notice from a Governmental Authority of any material non-compliance with or material violation of any applicable Laws by such Target Company, and (c) to the Knowledge of the Company, no Target Company is under investigation with respect to any violation or alleged violation of any Law or judgement, Order or decree of any Governmental Authority.

5.10 Company Permits. Each Target Company holds all Permits necessary to lawfully conduct its business as presently conducted (collectively, the “Company Permits”), except where the failure to obtain or maintain the same, individually or in the aggregate, has not had and would not reasonably be expected to be material to the Target Companies, taken as a whole, or limit the ability of the Company to perform on a timely basis its obligations under this Agreement or any Ancillary Documents to which it is or will be a party. As of the date of this Agreement, each material Company Permit is in full force and effect and (a) except as would not reasonably be expected to be material to the Target Companies as a whole, no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened, (b) no Target Company is in violation in any material respect of the terms of any material Company Permit, and (c) except as would not reasonably be expected to be material to the Target Companies, taken as a whole, there has not been and there is not any pending or, to the Company’s Knowledge, threatened, Action, investigation or disciplinary proceeding by or from any Governmental Authority against a Target Company involving any Company Permit and no Target Company has received any written or, to the Knowledge of the Company, oral, notice of any Actions from any Governmental Authority relating to the revocation or material modification of any Company Permit.

5.11 Litigation. As of the date of this Agreement, there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened (and no such Action has been brought or, to the Knowledge of the Company, threatened, in the past three years) or (b) material Order, whether at law or in equity, now pending or outstanding or that was rendered by a Governmental Authority in the past three years in either case of (a) or (b) by or against any Target Company, its current or former directors or officers in their capacity as such, or its business, equity securities or assets. As of the date of this Agreement, none of the current or, to the Knowledge of the Company, former, officers, senior management or directors of any Target Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud as it relates to the business of such Target Company. There is no unsatisfied judgment or open injunction binding upon any Target Company that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Target Companies taken as a whole.

5.12 Material Contracts.

(a) Section 5.12(a) of the Company Disclosure Schedules sets forth a true, correct and complete list of, and the Company has made available to SPAC (including written summaries of oral Contracts) true, correct and complete copies of, each Contract to which any Target Company is a party or by which any Target Company, or any of its properties or assets, are bound (each Contract required to be set forth on Section 5.12(a) of the Company Disclosure Schedules, a “Company Material Contract”) that:

(i) contains covenants that limit the ability of such Target Company (A) to compete in any line of business or with any Person or in any geographic area or to sell or provide any service or product to or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or first offer or most-favored pricing clauses (in each case other than pursuant to confidentiality arrangements entered into in the ordinary course of business) or (B) to purchase or acquire an interest in any other Person;

(ii) relates to the formation, creation, operation, management or control of any joint venture, profit-sharing, partnership, limited liability company or other similar agreement or arrangement;

(iii) evidences Indebtedness of the type referred to in clauses (a) through (e) of the definition thereof of such Target Company having an outstanding principal amount in excess of $250,000;

Annex A-21

(iv) involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices other than those entered into in the ordinary course of business of the Target Companies on behalf of a customer or any ordinary course transactions that are settled on a daily basis;

(v) involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or shares or other equity interests of any Target Company or another Person in each case with an aggregate value in excess of $250,000;

(vi) relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of any Target Company, its business or material assets;

(vii) by its terms, individually or with all related Contracts, calls for aggregate payments or receipts by the Target Companies under such Contract or set of related Contracts of at least $250,000 per year or $1,000,000 over the life of such Contracts;

(viii) pursuant to which any Target Company has been granted from a third party any license, right, immunity or authorization to use or otherwise exploit any material Intellectual Property, excluding (A) Incidental Licenses, (B) “shrink wrap,” “click wrap,” “off the shelf” or other licenses for generally commercially available software or hosted services, and (C) licenses for uncustomized software that is commercially available to the public generally with one-time or annual license, maintenance, support and other fees of less than $100,000;

(ix) pursuant to which any Target Company has (A) acquired from any third party any ownership right to any material Intellectual Property, excluding Contributor Agreements, or (B) transferred to any third party any ownership right to any material Intellectual Property;

(x) pursuant to which any Target Company has granted to any third party any license, right, immunity or authorization to use or otherwise exploit any Company Owned IP material to the Target Companies or that affects the Target Companies’ ability to use, enforce or disclose any Company Owned IP material to the Target Companies, excluding in both cases, any Incidental Licenses and any non-exclusive licenses granted by any member of the Target Companies in the ordinary course of business;

(xi) obligates the Target Companies to provide continuing indemnification or a guarantee of obligations that are reasonably expected to result in payment to a third party after the date hereof in excess of $250,000, other than indemnities or warranties provided in the ordinary course of business;

(xii) is an employment, severance, retention, change in control or other Contract (excluding customary form offer letters and other standard form agreements entered into in the ordinary course of business that do not provide for severance or termination notice periods in excess of what is required by applicable Law) with any employee or individual independent contractor of the Company or any Target Company who receives annual base compensation that exceeds $200,000 or more;

(xiii) is a labor agreement, collective bargaining agreement, or other labor-related agreement or arrangement with any labor union, labor organization, works council or other employee-representative body;

(xiv) other than under its Organizational Documents, is between any (A) Target Company and (B) any director, officer or employee of a Target Company (other than at-will employment, assignment of Intellectual Property or confidentiality arrangements entered into in the ordinary course of business) or any of their respective Affiliates or other Related Person, including all non-competition, severance and indemnification agreements;

(xv) relates to a settlement of any Action requiring payments in excess of $200,000 or under which any Target Company has outstanding obligations (other than customary confidentiality or non-disparagement obligations);

Annex A-22

(xvi) provides another Person (other than another Target Company or any manager, director or officer of any Target Company) with a power of attorney;

(xvii) is with a Material Customer or Material Supplier; or

(xviii) that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of SEC Regulation S-K if the Company was the registrant.

(b) (i) Each Company Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) each Company Material Contract is legal, valid, binding and enforceable against the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions), (iii) the consummation of the Transactions will not affect the validity or enforceability of any Company Material Contract, (iv) no Target Company is in breach or default in any material respect and, to the Company’s Knowledge, no event has occurred that with the passage of time or giving of notice or both would constitute a breach or default by the Target Company party thereto or permit termination or acceleration by the other party thereto under any Company Material Contract, (v) to the Knowledge of the Company, no other party to any Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by any Target Company, under any Company Material Contract, (vi) no Target Company has received or served written or, to the Knowledge of the Company, oral, notice of an intention by any party to any Company Material Contract to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Target Companies, and (vii) no Target Company has waived any material rights under any Company Material Contract.

5.13 Intellectual Property.

(a) Section 5.13(a) of the Company Disclosure Schedules sets forth a list of all registered, issued, and applied-for Intellectual Property owned by a Target Company (“Company Registered IP”), specifying as to each item, as applicable, (i) its title, (ii) its owner, (iii) the jurisdictions in which the item is issued, registered or applied-for, (iv) the issuance, registration or application numbers and dates of registration, issuance or application, and (v) for Internet domain-name registrations, the domain name, expiry date and registrar. All Company Registered IP is subsisting and all registered or issued Company Registered IP is valid and enforceable. Any renewal, maintenance and other necessary filings and fees due and payable to any relevant governmental authority or Internet domain name registrar to maintain all Company Registered IP in full force and effect have been timely submitted or paid in full. No Action is pending or, to the Knowledge of the Company, threatened, against a Target Company that challenges the validity, enforceability or ownership of any Company Registered IP.

(b) The Target Companies (i) exclusively own all rights, title and interest in and to all Company Owned IP, free and clear of all Liens (other than Permitted Liens) and (ii) have the valid and enforceable rights to use all Intellectual Property that is material to the conduct of the business of the Target Companies as currently conducted. To the Knowledge of the Company, the Company Owned IP constitutes all of the material Intellectual Property used in or necessary for the conduct and operation of the business of the Target Companies, as presently conducted. The execution and delivery by the Company of this Agreement and each Ancillary Document to which it is or will be a party, the consummation by the Company of the Transactions, and the compliance by the Company with any of the provisions hereof and thereof, will not result in the material loss, termination or impairment of any rights of the Target Companies in any material Intellectual Property.

(c) (i) No Target Company is currently misappropriating, diluting, Infringing, or has, in the past three years, Infringed any Intellectual Property of any other Person in any material respect, or is otherwise violating any Intellectual Property of any other Person and (ii) to the Knowledge of the Company, no third party is Infringing any material Company Owned IP. Since January 1, 2022, no Target Company has received any written notice or claim asserting that any Target Company has Infringed the Intellectual Property of any other Person and no action has been instituted, settled or, to the Knowledge of the Company, been threatened against the Target Companies that (1) alleges any such Infringement, (2) invites the Target Companies to take a license under any Intellectual Property of any Person in a manner that could reasonably be construed as a notice of Infringement or (3) challenges the ownership, use, validity or enforceability of any Company Owned IP. To the Knowledge of the Company, since January 1, 2022,

Annex A-23

no Person has Infringed or is currently Infringing upon any material Company Owned IP exclusively licensed to the Target Companies. No such claims have been made in writing against any Person by any Target Company since January 1, 2022.

(d) The Target Companies have taken reasonable steps to maintain and protect all of the Trade Secrets used in connection with the business of the Target Companies, including of any Person to whom the Target Companies have a confidentiality obligation with respect to such trade secrets or confidential information. To the Knowledge of the Company, no trade secret or confidential information that is material to the business of the Target Companies has been authorized by the Target Companies to be disclosed (or, to the Knowledge of the Company’s actual knowledge, has been disclosed) to any Person other than (i) pursuant to a written agreement adequately restricting the disclosure and use of such trade secret or confidential information or (ii) to a Person who otherwise has a duty to protect such trade secret or confidential information. To the Knowledge of the Company, no current or former employee, consultant or contractor of the Target Companies has been or is in breach of any such agreement.

(e) All Contributors who have contributed to the development of material Intellectual Property for any Target Company have executed a Contributor Agreement. To the Knowledge of the Company, no Contributor has claimed any ownership interest in any material Intellectual Property purported to be owned by a Target Company. Each Target Company has taken commercially reasonable measures to protect and maintain the confidentiality of all Trade Secrets included in the Company Owned IP. No funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been or is being used to create, in whole or in part, any Company Owned IP. No Governmental Authority or educational or research institution owns or otherwise holds, or has the right to obtain, any rights to any Company Owned IP.

(f) The IT Systems (i) operate in all material respects in accordance with their documentation and functional specifications and have not malfunctioned or failed in the last two years in a manner that has had a material impact on the operations of any Target Company, (ii) are adequate for and sufficient in all material respects to permit the Target Companies to conduct their business as currently conducted and (iii) to the Knowledge of the Company, do not contain any contaminants or effects that (A) materially and adversely disrupt the functionality of any IT Systems, except as disclosed in their documentation or (B) enable or assist any Person to access without authorization any IT Systems. To the Knowledge of the Company, any third parties who process any Personal Data on behalf of the Target Companies have taken commercially reasonable steps to maintain and safeguard the performance, confidentiality, security and internal and external integrity of the IT Systems, all Personal Data processed by or for the Target Companies, and the information (including Personal Data) that is processed by the IT Systems. The Company has taken commercially reasonable actions designed to protect the confidentiality, integrity and security of the IT Systems against unauthorized use, access, interruption, modification and corruption. Since January 1, 2022, to the Knowledge of the Company, there has been no material unauthorized access to the IT Systems that has resulted in any material unauthorized use, access, misappropriation, deletion, corruption, or encryption of any material information or data stored therein. The Company has implemented commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures with respect to the IT Systems, except as would not, individually or in the aggregate, reasonably be expected to be material to the Target Companies, taken as a whole.

5.14 Taxes and Returns. Except as set forth on Section 5.14 of the Company Disclosure Schedules:

(a) Each Target Company has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are true, accurate, correct and complete in all material respects. Each Target Company has timely paid, or caused to be timely paid, all material Taxes required to be paid by it, other than such Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Company Financial Statements in accordance with GAAP.

(b) Each Target Company has complied in all material respects with all applicable Tax Laws relating to withholding and remittance of Taxes, and all material amounts of Taxes required by applicable Tax Laws to be withheld by a Target Company have been withheld and timely paid over to the appropriate Governmental Authority, including with respect to any amounts owing to or from any employee, independent contractor, shareholder, creditor, or other third party.

(c) There are no material claims, assessments, audits, examinations, investigations or other Actions pending, in progress or threatened in writing against any Target Company in respect of Taxes, and no Target Company has been notified in writing of any material proposed Tax claims or assessments against any Target Company.

Annex A-24

(d) There are no material Liens with respect to any Taxes upon any Target Company’s assets, other than Permitted Liens. No Target Company has any outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding written requests by any Target Company for any extension of time within which to file any Tax Return or within which to pay any Taxes (other than customary extensions requested in the ordinary course of business). No written claim has been made by any Governmental Authority with respect to a jurisdiction in which a Target Company does not file a Tax Return that such Target Company is or may be subject to Tax in that jurisdiction that would be the subject of or covered by such Tax Return, which claim remains outstanding.

(e) No Target Company has a permanent establishment, branch or representative office in any country other than the country of its organization, and no Target Company is or has been treated for any Tax purpose as a resident in a country other than the country of its incorporation or formation.

(f) No Target Company is or has ever been a member of any consolidated, combined, unitary or affiliated group of corporations for any Tax purposes (other than a group the common parent of which is or was the Company or the only members of which were or are Target Companies). No Target Company has any material Liability for the Taxes of another Person (other than a Target Company) under Treasury Regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), as a transferee or successor, or by Contract (other than, in each case, Liabilities for Taxes pursuant to customary commercial Contracts not primarily related to Taxes). No Target Company is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract with respect to Taxes (other than customary commercial Contracts not primarily related to Taxes).

(g) No Target Company is the subject of any material private letter ruling, technical advice memorandum, closing agreement, settlement agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to Taxes, nor is there any written request by a Target Company outstanding for any such ruling, memorandum or agreement.

(h) In the past five years, no Target Company has distributed stock of another Person, or has had its shares distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) No Target Company has been a party to any reportable transactions as defined in Treasury Regulations Section 1.6011-4(b)(1) (or any analogous or similar provision under any U.S. state or local or foreign Tax law addressing tax avoidance transactions).

(j) No Target Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) beginning after the Closing Date as a result of any (i) installment sale or open transaction disposition made by the Target Company prior to the Closing, (ii) change in any method of accounting of the Target Company for any taxable period (or portion thereof) ending on or prior to the Closing Date made or required to be made prior to the Closing, (iii) “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or foreign Tax law) executed by the Target Company prior to the Closing, or (iv) any prepaid amount or deferred revenue received or accrued prior to the Closing outside the ordinary course of business.

(k) No Target Company has taken, or agreed to take, any action that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for the Intended Tax Treatment. To the Knowledge of the Company, there are no facts or circumstances that would reasonably be expected to prevent the relevant portions of the Transactions from qualifying for the Intended Tax Treatment.

(l) Neither the Company’s execution nor performance of its obligations under this Agreement, nor the consummation of the Transactions, will result in a material charge or Tax to arise on a Target Company or in any claw back of any material Tax relief previously given to a Target Company.

5.15 Real Property. Section 5.15 of the Company Disclosure Schedules contains a complete and accurate list of all premises currently leased or subleased by a Target Company for the operation of the business of a Target Company, and of all current leases, lease guarantees, agreements and documents related thereto as of the date of this Agreement, including all amendments, terminations and modifications thereof or waivers thereto (collectively, the “Company Real Property Leases”). The Company has provided to SPAC a true and complete copy of each of the Company Real Property Leases. The Company Real Property Leases are legal, valid, binding and enforceable against
Annex A-25

the Target Company party thereto and, to the Knowledge of the Company, each other party thereto, in accordance with their terms and are in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). To the Knowledge of the Company, no event has occurred that (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a material default on the part of a Target Company or any other party under any of the Company Real Property Leases, and no Target Company has received notice of any such condition. No Target Company owns any real property or any interest in any real property (other than the leasehold interests in the Company Real Property Leases).

5.16 Personal Property. All items of Personal Property with a book value or fair market value of greater than $100,000 are in good operating condition and repair in all material respects (reasonable wear and tear excepted consistent with the age of such items) and are suitable for their present use in the business of the Target Companies. Except as set forth on Section 5.16 of the Company Disclosure Schedules, each Target Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its assets, and with respect to assets owned by such Target Company, free and clear of all Liens other than Permitted Liens.

5.17 Employee Matters.

(a) (i) Since January 1, 2022, no Target Company is a party to, or bound by any labor agreement, collective bargaining agreement or other labor-related Contract with any labor union, labor organization, works council, group of employees or other representative of any of the employees of any Target Company (a “Company Collective Bargaining Agreement”) and (ii) no employees of any Target Company are represented by any labor union, labor organization or works council with respect to their employment with any Target Company.

(b) Since January 1, 2022, there have been no (i) activities or proceedings of any labor union or other party to organize or represent any employees of any Target Company and (ii) pending or, to the Knowledge of the Company, threatened demand by any labor union, labor organization, works council, or group of employees of any Target Company for recognition or certification as a representative of employees of any Target Company in such capacities. There is no material strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any employees of any Target Company in connection with the business of any Target Company pending or, to the Knowledge of the Company, threatened, and since January 1, 2022, there has not occurred any material strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any employees of any Target Company in connection with the business of any Target Company.

(c) No Target Company has any legal or contractual obligation to provide notice to, or to enter into any consultation procedure with, any labor union, labor organization or works council that is representing any employee of any Target Company in connection with the consummation of the Transactions.

(d) Each Target Company is and, since January 1, 2022, has been, in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to classification, discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not received written or, to the Knowledge of the Company, oral, notice that there is any pending Action involving unfair labor practices against a Target Company. There are no material Actions pending or, to the Knowledge of the Company, threatened, against a Target Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any such Law or regulation.

(e) No Target Company is party to a settlement agreement with a current or former officer of any Target Company that involves allegations relating to sexual harassment. Since January 1, 2022, no allegations of sexual harassment or other illegal discrimination have been made against any officer of a Target Company. The applicable Target Company has investigated all sexual harassment, or other harassment, discrimination, retaliation or policy violation allegations against officers, directors, partners, employees, contractors or agents of the Target Company that have been reported to the Target Company. With respect to each such allegation (except those the Target Company reasonably deemed to not have merit), the Target Company has taken corrective action reasonably calculated to prevent further improper action.

Annex A-26

(f) To the Knowledge of the Company, no employee of any Target Company is in any material respect in violation of any term of any employment agreement, non-disclosure agreement, common law non-disclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation (i) to any Target Company or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by any Target Company or (B) to the knowledge or use of Trade Secrets or proprietary information.

(g) As of the date hereof, no current executive officer of the Company or a Target Company has, to the Knowledge of the Company, provided the Company or any Target Company written notice of his or her plan to terminate his or her employment with the Company or any Target Company.

(h) No Target Company has a single employer, joint employer, alter ego or similar relationship with any other company.

(i) Since January 1, 2022, the Target Companies have not engaged in any material layoffs, furloughs or group employment terminations (excluding terminations for cause), whether temporary or permanent.

5.18 Benefit Plans.

(a) Set forth on Section 5.18(a) of the Company Disclosure Schedules is an accurate and complete list of each material Company Benefit Plan. For purposes of this Agreement, a “Company Benefit Plan” means each Benefit Plan that is sponsored, maintained, or contributed to by the Target Companies or under or with respect to the Target Companies have any current or contingent liability.

(b) No Company Benefit Plan is and no Target Company maintains, sponsors, contributes to, has any obligation to contribute to, or has any Liability (including on account of an ERISA Affiliate) under or with respect to: (i) any “multiemployer plan” as defined under Section 3(37) of ERISA, (ii) any plan or arrangement that is or was subject to Code Sections 412 or 4971, ERISA Section 02 or Title IV of ERISA or similar non-U.S. Laws, (iii) “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, or (iv) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(c) With respect to each Company Benefit Plan, the Company has made available to SPAC accurate and complete copies of: (i) the current plan and trust documents (and all amendments thereto); (ii) the most recent summary plan description provided to participants (and all summaries of material modifications); (iii) the most recent Form 5500 annual report (and all schedules and attachments thereto); (iv) all related insurance contracts or other funding arrangements; (v) the most recent determination, advisory or opinion letter received from the Internal Revenue Service; and (vi) all non-routine communications dated within the past three years with any Governmental Authority.

(d) With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been established, maintained, funded, operated, administered and enforced in form and operation in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code,; (ii) no breach of fiduciary (as determined under ERISA) duty or “prohibited transactions” (within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA) that could result in material Liability to any Target Company has occurred; (iii) no Action is pending or, to the Company’s Knowledge, threatened (other than routine claims for benefits arising in the ordinary course of administration); and (iv) all contributions, premiums and other payments (including any special contribution, interest or penalty) required to be made with respect to such Company Benefit Plan have been timely made or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the applicable Target Company. All Non-U.S. Plans that are required by the applicable Law to be funded or book-reserved are funded or book-reserved, as appropriate, in all material respects in accordance with such applicable Law. No Target Company has incurred any material obligation in connection with the termination of, or withdrawal from, any Company Benefit Plan (including on account of an ERISA Affiliate).

(e) No Target Company has incurred (whether or not assessed) or could reasonably be expected to incur any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist that could result in the imposition of any such Tax or penalty.

(f) Each Company Benefit Plan that is or was intended to meet the requirements of a “qualified plan” under Code Section 401(a) is so qualified and has received a current favorable determination or opinion or advisory letter from the Internal Revenue Service or is the subject of a current favorable determination or opinion or advisory

Annex A-27

letter issued by the Internal Revenue Service with respect to such Company Benefit Plan, and nothing has occurred that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan. Each Non-U.S. Plan is registered as such to the extent required by applicable Law and has been documented and operated in all material respects in compliance with all requirements of such special tax status.

(g) With respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Non-U.S. Plan”): (i) all employer and employee contributions to each Non-U.S. Plan required by law or by the terms of such Non-U.S. Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices; (ii) each Non-U.S. Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; (iii) no Non-U.S. Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA); and (iv) there are no unfunded or underfunded Liabilities with respect to any Non-U.S. Plan.

(h) The consummation of the Transactions, either alone or in combination with any other event, could not: (i) entitle any individual to material severance pay, unemployment compensation or other benefits or compensation whether under a Company Benefit Plan or under applicable Law or otherwise; (ii) accelerate the time of payment, vesting or funding, or increase the amount of any compensation; or benefits, or in respect of, any director, employee or independent contractor of a Target Company; (iii) limit the right to merge, amend or terminate any Company Benefit Plan; or (iv) cause an amount to be received by any current or former director, employee or independent contractor of a Target Company under any Company Benefit Plan or otherwise to fail to be deductible by reason of Code Section 280G or be subject to an excise Tax under Code Section 4999. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes, including, without limitation, for Taxes under Code Sections 409A or 4999. Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A of the Code) has complied at all times in all material respects with the documentary and operational requirements of Section 409A of the Code.

5.19 Environmental Matters.

(a) Each Target Company is, and since January 1, 2022 has been, in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all material Permits required under Environmental Laws for its business and operations (“Environmental Permits”), and no Action is pending or, to the Company’s Knowledge, threatened, that would reasonably be expected to result in the revocation, modification, or termination of any such Environmental Permit.

(b) No Target Company is subject to, or has received written notice of, an investigation that would lead to, any outstanding Order or Contract with any Governmental Authority in respect of any (i) Environmental Laws, (ii) Remedial Action or (iii) Release of a Hazardous Material, in each case, that has given rise or would reasonably be expected to give rise to any material Liability under Environmental Laws.

(c) No Target Company has assumed, contractually or by operation of Law, any outstanding Liabilities or obligations under any Environmental Laws of any other Person except, in each case, for such Liabilities or obligations that would not reasonably be expected to be material to the Target Companies, taken as a whole.

(d) No Action is pending or, to the Company’s Knowledge, threatened, against any Target Company or any assets of a Target Company alleging that a Target Company is in violation in any material respect of any Environmental Law or material Environmental Permit or that a Target Company has any material Liability under any Environmental Law, and to the Company’s Knowledge, no fact, circumstance or condition exists that would reasonably be expected to give rise to any such Action.

(e) (i) no Target Company has manufactured, used, treated, stored, disposed of, arranged for or permitted the transportation or disposal of, generated, handled or released any Hazardous Material, or owned, leased or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or material obligation of any Target Company under applicable Environmental Laws and (ii) to the Company’s Knowledge, no fact, circumstance, or condition exists in respect of any Target Company or any property currently or formerly owned, operated, or leased by any Target Company or any property to which a Target Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in a Target Company incurring any material Liability or material obligation of any Target Company under applicable Environmental Laws.

Annex A-28

(f) To the Knowledge of the Company, there is not located at any of the properties of a Target Company any (i) underground storage tanks, (ii) asbestos-containing material, (iii) equipment containing polychlorinated biphenyls or (iv) per- and polyfluoroalkyl substances, in each case that could reasonably be expected to result in a Target Company incurring any material Liability or material obligation under applicable Environmental Laws.

(g) The Company has made available to SPAC all material environmental assessments and reports in its, or any of the Target Companies’, possession or control relating to the operations of the Target Companies, or the condition of their respective properties and assets, and their compliance with Environmental Laws and Environmental Permits.

5.20 Transactions with Related Persons. Except as set forth on Section 5.20 of the Company Disclosure Schedules, no Affiliate of the Company nor any present or former officer or director of a Target Company or any of their respective Affiliates, nor any immediate family member of any of the foregoing (each of the foregoing, a “Related Person”) is presently, or since January 1, 2022, has been, a party to any transaction with a Target Company, including but not limited to any Contract (a) providing for the furnishing of services by (other than as officers, directors or employees of the Target Company), (b) providing for the rental of real property or Personal Property from, or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Target Company in the ordinary course of business) any Related Person or any Person in which any Related Person has a position as an officer, manager, director, trustee or partner or in which any Related Person has any direct or indirect ownership interest (other than the ownership of securities representing no more than 5.0% of the outstanding voting power or economic interest of a publicly traded company), in each case, other than any Ancillary Document, or any Contract pursuant to which a Related Person subscribed for or purchased equity interests in the Company. Except as contemplated by or provided for in any Ancillary Document or any Contract pursuant to which a Related Person subscribed for or purchased equity interests in the Company, no Target Company has outstanding any Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or Personal Property, or right, tangible or intangible (including Intellectual Property) that is used in the business of any Target Company. Except as contemplated by or provided for in any Ancillary Document, the assets of the Target Companies do not include any receivable or other obligation from a Related Person, and the Liabilities of the Target Companies do not include any payable or other obligation or commitment to any Related Person.

5.21 Insurance.

(a) Section 5.21(a) of the Company Disclosure Schedules lists all material insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by a Target Company relating to a Target Company or its business, properties, assets, directors, officers and employees, copies of which have been provided to SPAC. All premiums due and payable under all such insurance policies have been timely paid and the Target Companies are otherwise in material compliance with the terms of such insurance policies. Each such insurance policy (i) is legal, valid, binding, enforceable and in full force and effect and (ii) to the Knowledge of the Company, will continue to be valid, binding, enforceable, and in full force and effect on identical terms following the Closing (except, in each case, as such enforcement may be limited by the Enforceability Exceptions). No Target Company has any self-insurance or co-insurance programs. Since January 1, 2022, to the Company’s Knowledge, no Target Company has received any notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the ordinary course of business, in the conditions of insurance, any refusal to issue a material insurance policy or non-renewal of any such policy.

(b) Since January 1, 2022, no Target Company has made any insurance claim and each Target Company has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to be material to the Target Companies, taken as a whole. To the Knowledge of the Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. Since January 1, 2022, no Target Company has made any material claim against an insurance policy as to which the insurer is denying coverage.

5.22 Customers and Suppliers.

(a) Section 5.22(a) of the Company Disclosure Schedules sets forth a list of Contracts between the Target Companies and the top 10 customers of the Target Companies based on aggregate revenue received by the Target Companies from such customers during the calendar year 2024 (each such customer, a “Material Customer”

Annex A-29

and each such Contract, a “Material Customer Agreement”). As of the date hereof, no Target Company has received any written notice from any Material Customer that such Material Customer will not continue as a customer of the Target Company or that such Material Customer intends to terminate or adversely modify in any material respect any existing Material Customer Agreement.

(b) Section 5.22(b) of the Company Disclosure Schedules sets forth a list of the top 10 suppliers of the Target Companies based on aggregate expenditures made by the Target Companies during the calendar year 2024 (each such supplier, a “Material Supplier” and each Contract pursuant to which the Company or a Target Company paid those amounts to the applicable Material Supplier, excluding any purchase orders, insertion orders or similar purchasing documents, a “Material Supplier Agreement”). As of the date hereof, no Target Company has received any written notice from any Material Supplier that such supplier will not continue as a supplier to the Target Company or that such supplier intends to terminate or adversely modify in any material respect any existing Material Supplier Agreement.

5.23 Data Protection and Cybersecurity.

(a) For the purposes of this Section 5.23 and Section 8.3, the terms “personal data breach” and “processing” (and its cognates) shall have the meaning given to them in the GDPR.

(b) Each Target Company (i) has implemented and maintains commercially reasonable technical and organizational measures designed to protect Personal Data relating to the business of the Target Company against personal data breaches and cybersecurity incidents and (ii) complies in all material respects with all contractual obligations to which it is bound relating to the privacy, security, processing, transfer and confidentiality of Personal Data, except to the extent any non-compliance, either individually or in the aggregate, would not reasonably be expected to be material to the Target Companies.

(c) Except as would not, individually or in the aggregate, be material to the Target Companies, taken as a whole, since January 1, 2022, no Target Company has (i) been subject to any actual, pending or, to the Knowledge of the Company, threatened in writing, investigations, notices or requests from any Governmental Authority in relation to its data processing or cybersecurity activities, or (ii) received any actual, pending or, to the Knowledge of the Company, threatened, claims from individuals alleging any violation of Data Protection Laws.

5.24 Certain Business Practices; International Trade Laws.

(a) For the past five years, each Target Company has been in compliance with the FCPA and all other applicable anti-corruption and anti-bribery Laws, in all material respects. No Target Company is subject to any Action by any Governmental Authority involving any actual or, to the Knowledge of the Company, suspected, violation of any applicable anti-corruption Law.

(b) For the past five years, no Target Company nor any of its directors, officers or, to the Knowledge of each Target Company, employees or Representatives, when acting on behalf of a Target Company, has used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity.

(c) The Target Companies are, and at all times in the past five years (and since April 24, 2019 with respect to Sanctions) have been in compliance with all applicable International Trade Laws. No Target Company nor any of its directors or officers or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company is a Sanctioned Person. The Target Companies have obtained, and are in compliance with, all export licenses, registrations, declarations, classifications, and filings with any Governmental Authority required for (i) the export and re-export of its products, services, software, and technologies, and (ii) releases of technologies and software for foreign nationals located in the United States and abroad. Since April 24, 2019, No Target Company has, directly or, knowingly, indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Company Subsidiary, joint venture partner or other Person, for the purpose of financing the activities of or with any Sanctioned Person or in any Sanctioned Jurisdiction, in either case in violation of Sanctions. No Target Company nor any of its directors or officers or, to the Knowledge of the Company, any other Representative acting on behalf of a Target Company has, in the past five years (and since April 24, 2019 with respect to Sanctions), engaged in (A) dealings with a Sanctioned Person or involving a Sanctioned Jurisdiction, in either case in violation of Sanctions, (B) dealings that could reasonably be expected to result in the Target Company becoming a Sanctioned Person, or (C) conduct or

Annex A-30

activity in violation of International Trade Laws. Each Target Company has not made any self-disclosures, or been the subject of any fines, penalties or sanctions, or otherwise involved in investigations or enforcement actions by any Governmental Authority with respect to any actual or alleged violations of applicable International Trade Laws, and has not been notified of any such pending or threatened actions.

5.25 Investment Company Act. No Target Company is an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of a person subject to registration and regulation as an “investment company,” in each case within the meaning of the Investment Company Act.

5.26 Finders and Brokers. No broker, finder or investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from SPAC, the Target Companies or any of their respective Affiliates in connection with the Transactions based upon arrangements made by or on behalf of any Target Company or their respective Affiliates.

5.27 Government Contracts.

(a) Schedule 5.27(a) of the Company Disclosure Schedules sets forth a true and correct list of: (i) each Government Contract, the period of performance of which has not yet expired or been terminated and for which final payment has not yet been received (each, a “Current Government Contract”) pursuant to which the Target Companies receive annual revenue in excess of $500,000; (ii) each lower-tier subcontract of the Target Companies pursuant to which the Target Companies receive annual revenue in excess of $500,000; (iii) each Government Bid made by the Target Companies that has not expired and for which an award has not been made (each, a “Current Government Bid”) for which the Target Companies reasonably expect annual revenues in excess of $500,000; and (iv) each teaming agreement to which any Target Company is a party that has not expired and for which an award has not been made and pursuant to which the Target Companies would be awarded a Government Contract that the Target Companies reasonably expect would generate annual revenue in excess of $500,000. The Company has made available to SPAC complete and correct copies of each of the Government Contracts and Government Bids required to be listed in Schedule 5.27(a) of the Company Disclosure Schedules. Each Current Government Contract was legally awarded, is binding on the parties thereto, and is in full force and effect. To the Company’s Knowledge, there is no Current Government Contract will not remain in effect after the Closing in accordance with its terms.

(b) With respect to any Government Contract, there is no pending or, to the Company’s Knowledge, threatened: (i) civil fraud or criminal investigation of the Target Companies by any Governmental Authority; (ii) suspension or debarment proceeding against the Target Companies; (iii) request to the Target Companies by a Governmental Authority for a contract price reduction in excess of $500,000 based on a claimed disallowance by the Defense Contract Audit Agency (or other applicable Governmental Authority) or claim received by the Target Companies of defective pricing in excess of $500,000; (iv) dispute between the Target Companies and a Governmental Authority that, since January 1, 2019, has resulted in a government contracting officer’s final decision where the amount in controversy exceeds or is expected to exceed $500,000; or (v) certified claim or request for equitable adjustment by the Target Companies against a Governmental Authority in excess of $500,000.

(c) Except as set forth on Schedule 5.27(c) of the Company Disclosure Schedules, in the past six years, (i) the Target Companies have complied with all statutory and regulatory requirements where and as applicable to each of the Government Contracts and Government Bids, except to the extent non-compliance would not reasonably be expected to be material and (ii) the representations, certifications, and warranties made by the Target Companies with respect to the Government Contracts or Government Bids were accurate in all material respects as of their effective date, and the Target Companies have complied in all material respects with all such certifications.

(d) Except as set forth on Schedule 5.27(d) of the Company Disclosure Schedules, in the past six years, (i) the Target Companies have not received any written notice of termination for default, cure notice, stop work order, or show cause notice from any Governmental Authority or any prime contractor or higher-tier subcontractor with respect to a Government Contract which notice or termination would reasonably be expected to be material, and (ii) the Target Companies have complied with all material terms and conditions of the Government Contracts, except where any failure to comply would not reasonably be expected to be material.

(e) In the past six years, the Target Companies have not received any past performance evaluation or ratings in connection with any Government Contract by any Governmental Authority below “Satisfactory” or the equivalent thereof.

Annex A-31

(f) The Target Companies have not received any written or, to the Knowledge of the Company, oral notification of material costs, schedule, technical, or quality problems that would reasonably result in claims against the Target Companies (or successors in interest) by a Governmental Authority, a prime contractor, or a higher tier subcontractor.

(g) To the Knowledge of the Company, there are no Current Government Contracts pursuant to which the Target Companies are likely to experience cost, schedule, technical, or quality problems that would result in claims against the Target Companies (or successors in interest) by a Governmental Authority, a prime contractor, or a higher tier subcontractor.

(h) The Target Companies and each executive officer, managing director, or any employee who performs an acquisition function, have no personal or organizational conflict of interest, as defined in FAR 9.507-1 or 9.507-2, or in each instance has disclosed such conflict and has received a waiver from the affected Governmental Authority. The Target Companies have not, and none of the directors, officers, Principals (as defined at FAR 2.101), nor, to the Knowledge of the Company, any employee, consultant, or Affiliate of the Target Companies has been, within the past three years, debarred or suspended from participation in the award of Government Contracts (it being understood that debarment and suspension do not include ineligibility to bid for certain contracts due to generally applicable bidding requirements). The Target Companies have not, and, to the Knowledge of the Company, none of their respective Affiliates have, in the past three years: (i) made any disclosure to a Governmental Authority under FAR Subpart 3.1003 or FAR 52.203-13, and the Company is unaware of any credible evidence that would require disclosure under FAR 52.203.13; (ii) made any voluntary disclosure to any Governmental Authority with respect to any alleged irregularity, misstatement, or omission arising under or relating to any Government Contract or Government Bid; or (iii) received any written notice or inquiry with respect to any alleged irregularity, misstatement, or omission arising under or relating to any Government Contract or Government Bid.

(i) None of the Target Companies have a Current Government Bid that, if accepted or results in award of a Government Contract to the Target Companies, is reasonably expected to result in a loss in excess of $5,000. Except for those Liens listed on Schedule 5.27(i) of the Company Disclosure Schedules, the Target Companies have not made assignment of payments under any Government Contract. No Current Government Contract has incurred or is currently projected by the Target Companies to incur untimely performance or material cost overruns.

(j) Except to the extent disclosure thereof is prohibited by applicable Law, Schedule 5.27(j) of the Company Disclosure Schedules sets forth a current, complete, and accurate list of all Facility Clearances held by the Target Companies. The Target Companies possess a Facility Clearance for each facility at which classified information is possessed, stored, or retained, and its officers, directors, and employees hold all Personnel Security Clearances reasonably necessary to perform the Government Contracts. There is no existing information, fact, condition or circumstance that would reasonably be expected to cause the Target Companies to lose any facility security clearance. All requisite Facility Clearances and Personnel Security Clearances are valid and in full force and effect. The Target Companies and, to the Company’s Knowledge, their respective officers, directors, and employees are in compliance in all material respects with the requirements applicable to such security clearances, as set forth in the NISPOM.

(k) The Target Companies are not using any Intellectual Property developed under any Government Contract for purposes outside of the scope of that Government Contract without having obtained the necessary and appropriate prior permission of the relevant Governmental Authority or prime contractor, subcontractor, vendor, or other authorized Person. The Target Companies have taken all steps required under any Government Contracts or applicable Laws to protect its rights in and to any of the Target Companies’ Intellectual Property and has included, as necessary, the proper restrictive legends on all copies of any Intellectual Property delivered in connection with a Government Contract and, other than as required under any Government Contract, the Target Companies are not obligated to provide a license to any Governmental Authority to use or disclose any of the Intellectual Property used in connection with such Government Contract.

(l) Except as set forth on Schedule 5.27(l) of the Company Disclosure Schedules, none of the Government Contracts listed in Schedule 5.27(a) of the Company Disclosure Schedules were awarded on the basis of an Target Company’s status as: (i) a Small Business (as defined in the regulations of the U.S. Small Business Administration at 13 C.F.R. Part 121); (ii) a Small Disadvantaged Business (as defined in the regulations of the U.S. Small Business Administration at 13 C.F.R. Part 124); or (iii) a Service-Disabled Veteran-Owned Small Business or a Veteran-Owned Small Business (as defined in the regulations of the U.S. Small Business Administration at 13 C.F.R.

Annex A-32

Part 125). None of the Target Companies are party to any Government Contract pursuant to which any of the Target Companies or their respective Affiliates has represented to any other Person that it is a “small business,” “female owned,” “minority owned,” or “military veteran owned”; nor are any of the Target Companies represented as such in any report by the Target Companies or, to the Company’s Knowledge, any other Person to a Governmental Authority.

(m) Neither the Target Companies nor, to the Knowledge of the Company, any director, officer, trustee, or employee, consultant thereof, has, in any material respect, violated any Law concerning the employment of (or discussions concerning possible employment with) current or former officials or employees of a Governmental Authority (regardless of the branch of government), including the so-called “revolving door” restrictions set forth at 18 U.S.C. Section 207 or similar provisions under state or local laws.

(n) In the past six years, none of Target Companies have received written notice of any audit, financial review, or cost review by any Governmental Authority, including but not limited to, an Inspector General or GAO, nor as a result of any audit or financial review been required to reduce or return amounts due under any Government Contract and, to the Company’s Knowledge, there is no basis or circumstance requiring the return or reduction of any amounts due under any Government Contract. In the past six years, the Target Companies have materially complied with applicable Cost Accounting Standards and have not received any denial of costs or been required to modify any allocation of costs as a result of any audit under the Cost Accounting Standards, nor otherwise been denied payment as the result of any cost accounting audit or contract closeout.

(o) In the past six years, the Target Companies have complied in all material respects with supply chain restrictions required by their Government Contracts, including to the prohibitions on the sale and use of covered telecommunications equipment and services set out in FAR 52.204-24, FAR 52.204-25, FAR 52.204-26, and DFARS 252.204-7018. For purposes of this section, the term “covered telecommunications equipment or services” shall have the meaning prescribed in FAR clause 52.204-25.

(p) In the past six years, (i) the Target Companies have complied in all material respects with applicable data security and cybersecurity requirements related to Government Contracts, including, but not limited to, FAR 52.204-21, DFARS 252.204-7008, DFARS 252.204-7012, DFARS 252.204-7019, and DFARS 252.204-7020, and (ii) the Target Companies and their Affiliates have not experienced any cyber incident that would require reporting to the U.S. Department of Defense under DFARS 252.204-7012.

5.28 Company Acknowledgment. The Company acknowledges and agrees that the representations and warranties expressly set forth in (a) Article III (as modified by the SPAC Disclosure Schedules), (b) the certificate delivered pursuant to Section 8.2(c), and (c) any Ancillary Document, constitute the sole and exclusive representations and warranties of the SPAC Parties to the Company in connection with or relating to the SPAC Parties, this Agreement, any Ancillary Document or the Transactions, and no other representations or warranties, oral or written, have been given by or on behalf of the SPAC Parties. Except for the representations and warranties expressly set forth in Article III (as modified by the SPAC Disclosure Schedules), the certificate delivered pursuant to Section 8.2(c) or in any Ancillary Document, the Company (a) acknowledges that it is transacting with the SPAC Parties on an “as is” condition and on a “where is” basis and (b) disclaims reliance on, and confirms and acknowledges that it has not relied on and should not rely on and will not rely on, any other representations or warranties, either express or implied, at law or in equity, including representations of merchantability, suitability or fitness for any particular purpose, or other statements, whether written or oral, made by or on behalf of any person (including the SPAC Parties or any Affiliate or Representative of the SPAC Parties) in respect of the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of SPAC including with respect to the accuracy or completeness of any confidential information memoranda, documents, projections or other prediction or forward-looking statements, material, or other information (financial or otherwise) regarding the SPAC Parties furnished to the Company or any of its Representatives in any other form or in expectation of, or in connection with, the Transactions, or in respect of any other matter or thing whatsoever or on any Person providing or not providing any information not specifically required to be provided or disclosed pursuant to the specific representations and warranties in Article III, in the certificate delivered pursuant to Section 8.2(c) or any Ancillary Document.

Annex A-33

Article VI
COVENANTS

6.1 Access and Information.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 9.1 or the Closing (the “Interim Period”), subject to Section 6.17, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, the Company shall, and shall cause each of its Subsidiaries and its and their Representatives to, give to SPAC and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Target Companies, as SPAC or its Representatives may reasonably request regarding the Target Companies and their respective businesses, assets, Liabilities, financial condition, operations, management, employees and other aspects and cause each of the Representatives of the Company to reasonably cooperate with SPAC and its Representatives in their investigation; provided, however, that SPAC and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Target Companies. SPAC hereby agrees that, during the Interim Period, it shall not contact any employee (other than executive officers), customer, supplier, distributor or other material business relation of any Target Company regarding any Target Company, its business or the Transactions without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, the Company shall not be required to provide access to any information (i) that is personally identifiable information of a third party that is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law, (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege or (iv) that is directly related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions). During the Interim Period, the Company shall keep SPAC reasonably informed of any material developments regarding the Pending Acquisitions, including the status and satisfaction or waiver of any conditions that are required in order to consummate the Pending Acquisitions, and the Company shall provide such further information relating to the Pending Acquisitions as may be reasonably requested by SPAC. During the Interim Period, the Company shall, in advance of entering into definitive documentation with respect to any Pending Acquisition, disclose to SPAC the material details of any such Pending Acquisition, provide to SPAC copies of all drafts of definitive material documents, and provide or make available to SPAC any material non-public information concerning the Pending Acquisitions provided or made available to the Company or its Representatives that was not previously provided or made available to SPAC or its Representatives.

(b) During the Interim Period, subject to Section 6.17, to the extent permitted by applicable Law and solely for the purpose of facilitating the consummation of the Transactions, the SPAC Parties shall give, and shall cause their Representatives to give, the Company and its Representatives, at reasonable times during normal business hours and at reasonable intervals and upon reasonable advance notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, books and records, financial and operating data and other similar information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the SPAC Parties, as the Company or its Representatives may reasonably request regarding the SPAC Parties and its business, assets, Liabilities, financial condition, operations, management, employees and other aspects and cause each of the Representatives of the SPAC Parties to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of SPAC. Notwithstanding the foregoing, the SPAC Parties shall not be required to provide access to any information (i) that is personally identifiable information of a third party that is prohibited from being disclosed pursuant to the terms of a written confidentiality agreement with a third party, (ii) the disclosure of which would violate any Law, (iii) the disclosure of which would jeopardize the protection of attorney-client, attorney work product or other legal privilege, or (iv) that is directly related to the negotiation and execution of the Transactions (or any transactions that are or were alternatives to the Transactions).

(c) All information provided pursuant to this Section 6.1 shall be subject to the Confidentiality Agreement effective as of April 17, 2025, by and between SPAC and the Company (as amended from time to time, the “Confidentiality Agreement”).

Annex A-34

6.2 Conduct of Business of the Company during the Interim Period.

(a) Unless SPAC shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period and subject to Section 6.5, except as contemplated by the terms of this Agreement or any Ancillary Document, as set forth on Section 6.2(a) of the Company Disclosure Schedules, or as required by applicable Law, the Company shall use its commercially reasonable efforts to, and shall cause each of the other Target Companies to use its commercially reasonable efforts to, (i) conduct its business, in all material respects, in the ordinary course of business, (ii) comply in all material respects with all Laws applicable to it and its business and assets, and (iii) preserve intact, in all material respects, its business organization, keep available the services of its managers, directors, officers, employees and consultants, preserve intact in all material respects the possession, control and condition of its material assets, and preserve intact in all material respects its relationships with all material customers and suppliers, in each case consistent with the ordinary course of business; provided that no action or inaction by the Company with respect to matters specifically addressed by clauses (i) through (xxii) of Section 6.2(b) below shall be deemed a breach of the foregoing unless such action or inaction would constitute a breach of such specific provision of (i) through (xxiv) of Section 6.2(b) below.

(b) Without limiting the generality of Section 6.2(a) and except as contemplated by the terms of this Agreement or any Ancillary Document, as set forth on Section 6.2(b) of the Company Disclosure Schedules, as required by applicable Law or in response to or as a result of any extraordinary event consistent with Section 11.11(r), during the Interim Period and subject to Section 6.5, without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause the other Target Companies not to:

(i) amend, waive or otherwise change, in any material respect, its Organizational Documents;

(ii) authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities other than for any such issuances that are taken into account in the calculation of Aggregate Fully Diluted Company Shares;

(iii) split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;

(iv) (A) enter into or materially amend definitive documentation in connection with or relating to any Pending Acquisition; provided, however, that in no case shall the Company be restricted in any way to amend any such documentation for the extension or continuation of such documentation in respect of a Pending Acquisition; provided, further, that such extension or continuation does not prevent a Pending Acquisition; or (B) enter into or materially amend any definitive documentation in connection with or relating to a Company Acquisition if the consummation of such Company Acquisition, when aggregated with the consummation of all other Company Acquisitions and Pending Acquisitions (determined without regard to whether such Company Acquisitions and Pending Acquisitions are or will be consummated prior to or after the Closing), would result in the issuance of more than 5,447,084 Acquisition Shares in the aggregate.

(v) (A) incur, create, assume or otherwise become liable for any Indebtedness of the type referred to in clause (a) of the definition thereof (directly, contingently or otherwise) in excess of $5,000,000 in the aggregate, (B) make a loan or advance to or investment in any third party (other than advancement of expenses to employees in the ordinary course of business), or (C) guarantee or endorse any Indebtedness of the type referred to in clause (A) in excess of $1,000,000 individually or $5,000,000 in the aggregate, in each case, except for (x) any such transactions among Target Companies and (y) hedging or over-the-counter derivatives transactions in the ordinary course of business;

Annex A-35

(vi) except as required pursuant to any Company Benefit Plan or Company Collective Bargaining Agreement, (A) increase the wages, salaries or compensation of its employees, other than in the ordinary course of business, by more than 10% in the aggregate or 5% with respect to any one employee, (B) make or commit to make any bonus payment (whether in cash, property or securities) to any employee, other than in the ordinary course of business, (C) grant any severance, change in control or termination or similar pay, other than as provided for in any written agreements, in the ordinary course of business, or consistent with past practice, (D) establish any trust or take any other action to secure the payment of any compensation payable by a Target Company, (E) materially increase other benefits of any current or former employee, or enter into, establish, materially amend or terminate any Company Benefit Plan with, (F) take any action to accelerate any payments or benefits, or the funding of any payments or benefits, payable or to become payable to any current or former employee or individual service provider, (G) hire any employee with annual compensation that could exceed $200,000 or engage any person as an independent contractor with annual payments greater than or equal to $200,000, or (H) terminate the employment of any employee with an annual compensation that could exceed $200,000 other than due to death or disability, or for cause;

(vii) waive any restrictive covenant obligations of any employee or individual independent contractor of any Target Company;

(viii) unless required by a Company Benefit Plan or a Company Collective Bargaining Agreement, (A) modify, extend or enter into any Company Collective Bargaining Agreement, or (B) recognize or certify any labor union, labor organization, works council or other employee-representative body as the bargaining representative for any employees of the Target Companies;

(ix) (A) make any material Tax election or change or rescind any material election in respect of Taxes, (B) settle any Action in respect of Taxes, (C) make any material change to its methods of Tax accounting, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Taxes may be issued (other than any extension resulting from an extension to file any Tax Return obtained in the ordinary course of business), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar Contract (other than customary commercial Contracts not primarily related to Taxes), (F) file any amended Tax Return, any past-due Tax Return or any Tax Return in a jurisdiction where a Target Company did not file a Tax Return of the same type in the immediately preceding Tax period or a claim for refund of Taxes with respect to the income, operations or property of any Target Company, (G) enter into any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any state, local or non-U.S. Tax Law) pertaining to Taxes with any Governmental Authority, (H) change its jurisdiction of tax residence, (I) obtain any Tax ruling, (J) surrender any right to claim a material Tax refund, (K) prepare any Tax Returns in a manner which is materially inconsistent with the past practices of the Target Companies with respect to the treatment of items on prior Tax Returns or (L) incur any material liability for Taxes other than in the ordinary course of business consistent with past practice;

(x) (A) other than in the ordinary course of business or between Target Companies, (1) sell, assign, transfer or license any Company Owned IP to any Person, other than Incidental Licenses or (2) abandon, permit to lapse, or otherwise dispose of any material Company Registered IP, or (B) disclose any material Trade Secrets owned or held by any Target Company to any Person who has not entered into a written confidentiality agreement or is not otherwise subject to enforceable confidentiality obligations;

(xi) (A) modify or amend in a manner that is materially adverse to the applicable Target Company, or voluntarily terminate (other than non-renewals occurring in the ordinary course of business), any Company Material Contract, (B) waive, delay the exercise of, release or assign any material rights or claims under any Company Material Contract, or (C) enter into any Contract that would be the type of Company Material Contract set forth in Sections 5.12(a)(iii), (iv), (v), (vi), (ix), (xiii), (xvi) and (xvii) if entered into prior to the date hereof outside of the ordinary course of business;

(xii) fail to maintain its books, accounts, and records in all material respects in the ordinary course of business consistent with past practices;

Annex A-36

(xiii) enter into any new (A) line of business or (B) jurisdiction with respect to its current line of business;

(xiv) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(xv) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, such Party or its Affiliates) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Liabilities or obligations, unless such amount has been or will be reserved in the Company Financial Statements, as applicable;

(xvi) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any of assets of any such Person;

(xvii) make any capital expenditures in excess of $1,000,000 individually for any project (or set of related projects) or $2,000,000 in the aggregate;

(xviii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xix) sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of the properties, assets or rights of the Target Companies, taken as a whole;

(xx) enter into any agreement, understanding or arrangement with respect to the voting or transfer of equity securities of any Target Company;

(xxi) make any change in accounting methods, principles or practices, except as required by GAAP or the Company’s auditors;

(xxii) (A) enter into, amend, waive or terminate (other than terminations in accordance with their terms) any transaction with any Related Person or (B) enter into any Contract or arrangement that would have been required to be listed on the Company Disclosure Schedules pursuant to Section 5.20 if entered into prior to the date hereof (other than compensation and benefits and advancement of expenses, in each case, provided in the ordinary course of business);

(xxiii) take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or

(xxiv) authorize or agree to do any of the foregoing actions.

6.3 Conduct of Business of SPAC during the Interim Period.

(a) Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period and subject to Section 6.5, except as contemplated by the terms of this Agreement or any Ancillary Document, or as set forth on Section 6.3(a) of the SPAC Disclosure Schedules, or as required by applicable Law, SPAC shall use its commercially reasonable efforts to (i) conduct its business, in all material respects, in the ordinary course of, (ii) comply with all Laws applicable to SPAC and its businesses, assets and employees, and (iii) preserve intact, in all material respects, its business organization, keep available the services of its managers, directors, officers, employees and consultants, and preserve intact in all material respects the possession, control and condition of its material assets, in each case in the ordinary course of business.

Annex A-37

(b) Without limiting the generality of Section 6.3(a) and except as contemplated by the terms of this Agreement or any Ancillary Document, as set forth on Section 6.3(b) of the SPAC Disclosure Schedules, or as required by applicable Law or in response to or as a result of any extraordinary event consistent with Section 11.11(r), during the Interim Period and subject to Section 6.5, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), SPAC shall not:

(i) amend, waive or otherwise change its Organizational Documents;

(ii) subject to Section 6.28, authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities (including the SPAC Securities) or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its shares or other equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities (including the SPAC Securities) or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third party with respect to such securities;

(iii) split, combine, recapitalize, subdivide, reclassify any of its shares or other equity interests (including the SPAC Securities) or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities, except for redemptions from the Trust Account that are required in accordance with the IPO Prospectus;

(iv) (A) incur, create, assume or otherwise become liable for any Indebtedness of the type referred to in clause (a) of the definition thereof (directly, contingently or otherwise), (B) make a loan or advance to or investment in any third party, or (C) guarantee or endorse any Indebtedness of the type referred to in clause (A) above of any Person, in each case, in excess of $250,000 individually or $1,000,000 in the aggregate;

(v) amend, waive or otherwise change the Trust Agreement in any manner;

(vi) voluntarily terminate (other than non-renewals occurring in the ordinary course of business), waive or assign any material right under any material agreement (including any SPAC Material Contract) to which it is a party, or enter into any Contract that would be a SPAC Material Contract if entered into prior to the date hereof;

(vii) establish any Subsidiary or enter into any new line of business;

(viii) fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage as are currently in effect;

(ix) waive, release, assign, settle or compromise any claim or Action (including any Action relating to this Agreement or the Transactions), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, SPAC) not in excess of $100,000 (individually or in the aggregate), unless such amount has been reserved in the SPAC Financials;

(x) acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any of assets of any such Person in each case, if the aggregate amount of consideration paid or transferred by SPAC would exceed $50,000;

(xi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);

(xii) enter into any agreement, understanding or arrangement with respect to the voting or transfer of its equity securities (including the SPAC Securities);

Annex A-38

(xiii) (A) make, change or rescind any material election in respect of Taxes, (B) settle any Action in respect of Taxes, (C) make any material change to its methods of Tax accounting, (D) waive or extend any statute of limitations in respect of a period within which an assessment or reassessment of Taxes may be issued (other than any extension resulting from an extension to file any Tax Return obtained in the ordinary course of business), (E) enter into a Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar Contract (other than customary commercial Contracts not primarily related to Taxes), (F) file any amended Tax Return, any past-due Tax Return or any Tax Return in a jurisdiction where SPAC did not file a Tax Return of the same type in the immediately preceding Tax period or a claim for refund of Taxes with respect to its income, operations or property, (G) enter into or terminate any “closing agreement” as described in Section 7121 of the Code (comparable, analogous or similar provision under any state, local or non-U.S. Tax Law) pertaining to Taxes with any Governmental Authority, (H) change its jurisdiction of tax residence, (I) obtain any Tax ruling, (J) surrender any right to claim a material Tax refund, (K) prepare any Tax Returns in a manner which is materially inconsistent with the past practices with respect to the treatment of items on prior Tax Returns or (L) incur any material liability for Taxes other than in the ordinary course of business consistent with past practice;

(xiv) adopt or enter into any Benefit Plan (including granting or establishing any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of SPAC);

(xv) incur any expenses other than in connection with the implementation of the Transactions in excess of $250,000 in the aggregate; or

(xvi) authorize or agree to do any of the foregoing actions.

6.4 Company Shareholder Approvals.

(a) Promptly and in any event no later than 45 days following the date hereof, or such later date as SPAC and the Company may mutually agree, the Company shall deliver to SPAC duly executed copies of Company Support Agreements between the Company, SPAC, and such number of Company Shareholders that constitute the Requisite Majority unless such action violates or is reasonably expected to result in a violation of Section 5 of the Securities Act.

(b) The Company shall solicit the Company Shareholder Approvals via an irrevocable written consent of the Company Shareholders (the “Company Shareholder Written Consent”) in accordance with applicable Law and in form and substance reasonably satisfactory to SPAC. The Company will use its reasonable best efforts to ensure that it obtains the Company Shareholder Approvals in accordance with applicable Law (including the Florida Business Corporation Act) and the Organizational Documents of the Company. As promptly as reasonably practicable after the date that the Registration Statement shall have been declared effective by the SEC and in any event within 5 Business Days after the date that the Registration Statement shall have been declared effective by the SEC, the Company shall obtain and deliver to SPAC a true, complete and correct copy of the Company Shareholder Written Consent duly executed and delivered to the Company by Company Shareholders collectively holding at least that number Company Shares necessary to effect the Company Shareholder Approvals. The Company Board shall make the Company Board Recommendation to the Company Shareholders.

(c) The Company Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation (a “Company Change in Recommendation”); provided, that, at any time prior to obtaining the Company Shareholder Approvals, the Company Board may make a Company Change in Recommendation in response to any material event change, occurrence or development (other than any event, change, occurrence or development primarily resulting from a breach of this Agreement by the Company) that was not known to or reasonably foreseeable by, or the material consequences of which were not known to or reasonably foreseeable by, the Company Board as of the date of this Agreement (i) that does not relate to any Acquisition Proposal, and (ii) (A) first occurring after the date hereof or (B) first actually or constructively known by the Company Board following the date hereof, if the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make such a Company Change in Recommendation would constitute a breach by the Company Board of its duties

Annex A-39

under applicable Law (a “Company Intervening Event”); provided, however, that the Company Board may not make a Company Change in Recommendation unless the Company notifies SPAC in writing at least 10 Business Days before taking that action of its intention to do so (such period from the time the Company Intervening Event notice is delivered until 5:00 p.m. New York time on the 10th Business Day from the date of such notice, it being understood that any material development with respect to such Company Intervening Event shall require a new notice with an additional five Business Day period from the date of such notice), and specifies the reasons therefor, and negotiates, and causes its financial and legal advisors to negotiate, with SPAC in good faith during the applicable notice period (to the extent that SPAC seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by SPAC so as to obviate the need for a Company Change in Recommendation and, following such good faith negotiations, the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such Company Change in Recommendation would constitute a breach by the Company Board of its fiduciary duties under applicable law.

(d) As promptly as reasonably practicable following the execution and delivery of the Company Shareholder Written Consent, the Company shall prepare and distribute to the Company Shareholders as of the date of the Company Shareholder Written Consent that did not execute and deliver the Company Shareholder Written Consent a notice of action by written consent and appraisal rights as required by Section 607.0704 of the Florida Business Corporation Act, as well as any additional information required by applicable Law or the Organizational Documents of the Company (the “Company Shareholder Notice”). SPAC shall be provided with a reasonable opportunity to review and comment on the Company Shareholder Notice and shall cooperate with the Company in the preparation of the Company Shareholder Notice and promptly provide all reasonable information regarding SPAC and Merger Sub reasonably requested by the Company.

6.5 Interim Period Control. Nothing contained in this Agreement shall give to any Party, directly or indirectly, the right to control SPAC, the Company or, except for the Company, any Target Company or their respective Subsidiaries prior to the Closing Date. Prior to the Closing Date, each of SPAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its operations, as required by Law.

6.6 Preparation and Delivery of Company Financial Statements.

(a) The Company shall use its reasonable best efforts to deliver true, correct and complete copies of (i) unaudited consolidated financial statements of the Company for the three and six months ended June 30, 2025 (the “Unaudited Interim Company Financial Statements” and, together with the Audited Company Financial Statements, the “Company Financial Statements”) not later than August 22, 2025 (such date, as it may be extended, the “Financial Statement Delivery Date”) and (ii) any other financial statements of the Company required to be delivered by applicable Law in connection with the Registration Statement, as promptly as reasonably practicable; provided, that if the Company has not delivered the Unaudited Interim Company Financial Statements by the Financial Statement Delivery Date, the Financial Statement Delivery Date shall be extended by 30 calendar days if the Company continues to use its reasonable best efforts to deliver the Unaudited Interim Company Financial Statements as soon as reasonably practicable.

(b) The Unaudited Interim Company Financial Statements, when delivered, shall (i) fairly present in all material respects the consolidated financial position of the Company as of the respective dates thereof and its consolidated results of operations changes in shareholders’ equity and cash flows for the respective periods then ended, (ii) be prepared in conformity with GAAP applied on a consistent basis during the periods involved, except as may be indicated in the notes thereto and subject to the absence of footnotes and normal year-end adjustments (none of which would be material, individually or in the aggregate), and (iii) be prepared from, and are in accordance with, in all material respects, the books and records of the Target Companies.

6.7 SPAC Public Filings.

(a) During the Interim Period, SPAC will keep current and timely file all of the forms, reports, schedules, statements and other documents required to be filed by SPAC with the SEC (the “Additional SEC Reports”). All such Additional SEC Reports (including any financial statements or schedules included therein) (i) shall be prepared in all material respects in accordance with either the requirements of the Securities Act and the Exchange Act, as the case may be, and (ii) will not, at the time they are filed or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Annex A-40

(b) During the Interim Period, SPAC will otherwise comply in all material respects with applicable securities Laws and shall use commercially reasonable efforts to ensure that SPAC remain listed as a public company on, and for the SPAC Securities to remain listed on, Nasdaq or become listed on the New York Stock Exchange or the NYSE American.

6.8 Stock Exchange Listing. Each of SPAC and the Company will use its commercially reasonable efforts to cause (a) SPAC’s initial listing application(s) with Nasdaq in connection with the Transactions to have been approved, (b) SPAC to satisfy all applicable initial listing requirements of Nasdaq, and (c) the SPAC Shares and the SPAC Warrants issuable in accordance with this Agreement to be approved for listing on Nasdaq, subject to official notice of issuance, in each case prior to the Closing Date.

6.9 Exclusivity.

(a) For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Target Companies, a transaction (other than the Transactions) concerning the sale of (x) 15% or more of the business or assets of the Target Companies on a consolidated basis or (y) 15% or more of the issued and outstanding shares or other equity interests or profits of the Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise, and (B) with respect to SPAC, a transaction (other than the Transactions) concerning a Business Combination.

(b) During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the Transactions, each Party shall not, and shall cause its Representatives not to, without the prior written consent of the Company or SPAC, as applicable, directly or indirectly, (i) solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates (or, with respect to the Company, the Target Companies) or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement in furtherance of any Acquisition Proposal, or (vi) release any third party from, or waive any provision of, any confidentiality agreement to which such Party is a party.

(c) Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) orally and in writing of the receipt by such Party or any of its Representatives of any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that would reasonably be expected to result in an Acquisition Proposal, specifying in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.

6.10 No Trading. The Company acknowledges and agrees that it is aware, and that its Affiliates are aware (and each of its Representatives is aware or, upon receipt of any material non-public information of SPAC, will be advised), of the restrictions imposed by U.S. federal securities Laws and the rules and regulations of the SEC promulgated thereunder (the “Federal Securities Laws”) and other applicable foreign and domestic Laws addressing the trading of securities while in possession of material non-public information about such securities or the issuer thereof. The Company hereby agrees that, while it is in possession of such material non-public information, it shall not purchase or sell any securities of SPAC, communicate such information to any third party (other than in connection with this Agreement, the Ancillary Documents and the Transactions), take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do any of the foregoing.

Annex A-41

6.11 Notification of Certain Matters. During the Interim Period, each of the Company and SPAC shall give prompt notice to the other if such Party or its Affiliates (a) receives any notice or other communication in writing from any third party (including any Governmental Authority) alleging that the Consent of such third party is required in connection with the Transactions or (b) discovers any fact or circumstance that, or becomes aware of the occurrence of any event the occurrence of which, would cause or would reasonably be expected to cause or result in any of the conditions set forth in Article VIII not being satisfied or the satisfaction of those conditions being materially delayed. No such notice shall constitute an acknowledgment or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached.

6.12 Regulatory Approvals.

(a) Subject to the terms and conditions of this Agreement, each of SPAC and the Company shall use its commercially reasonable efforts, and shall cooperate fully with the other, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws to consummate the Transactions (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the Transactions, including using its commercially reasonable efforts to (i) prepare and promptly file all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all Consents, registrations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities necessary to consummate the Transactions and to fulfill the conditions to the Closing, and (iii) execute and deliver any additional instruments necessary to consummate the Transactions.

(b) In furtherance and not in limitation of Section 6.12(a), to the extent required under the HSR Act or any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or that are designed to prohibit, restrict or regulate actions that may risk national security (collectively, “Antitrust Laws”), each of SPAC and the Company agrees, and shall cause its Subsidiaries and Affiliates, to make any required filing or application under Antitrust Laws, including preparing and making an appropriate filing pursuant to the HSR Act, with respect to the Transactions as promptly as practicable, to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to Antitrust Laws and to take all other actions reasonably necessary, proper or advisable to cause the granting of approval or consent by the applicable Governmental Authority as soon as practicable; provided, that the applicable HSR Act filing fees and any filing fees in connection with any other Antitrust Law shall be paid 50% by SPAC and 50% by the Company. Each of SPAC and the Company shall, in connection with its commercially reasonable efforts to obtain all requisite approvals and authorizations for the Transactions under any Antitrust Law, use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person, (ii) keep the other reasonably informed of any material communication received by such Party or its Representatives from, or given by such Party or its Representatives to, any Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding the Transactions, (iii) permit a Representative of such other Party and its outside counsel to review any material communication given by it to, and consult with each other in advance of any material meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of such other Party the opportunity to attend and participate in such meetings and conferences, (iv) in the event a Party’s Representative is prohibited from participating in or attending any meetings or conferences, each attending Party shall keep such Party promptly and reasonably apprised with respect thereto, and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory, competitive or national security related argument, and responding to requests or objections made by any Governmental Authority.

(c) In furtherance and not in limitation of Section 6.12(a), to the extent required under International Trade Laws, each of SPAC and the Company agrees, and shall cause its Subsidiaries and Affiliates, to make any required filing or application under the International Traffic in Arms Regulations, including preparing and making an appropriate filing pursuant to 22 C.F.R. §122 within five calendar days after Closing, as promptly as practicable, and to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested pursuant to International Trade Laws.

Annex A-42

(d) If any objections are asserted with respect to the Transactions under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the Transactions as violative of any applicable Law or that would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of SPAC and the Company shall use its commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the Transactions including in order to resolve such objections or Actions that, if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Transactions. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the Transactions, each of SPAC and the Company shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(e) Prior to the Closing, each of SPAC and the Company shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third party as may be necessary for the consummation by such Party or its Affiliates of the Transactions or required as a result of the execution or performance of this Agreement, or consummation of the Transactions, by such Party, and the other Parties shall provide reasonable cooperation in connection with such commercially reasonable efforts.

6.13 Further Assurances. The Parties shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement, the Ancillary Documents and applicable Laws to consummate the Transactions as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings (including any Tax filings).

6.14 Tax Matters.

(a) Tax Treatment. None of SPAC, Merger Sub, the Company or Sponsor shall, and no such Person shall cause its Affiliates to, take any action, or knowingly fail to take any action, that would reasonably be expected to prevent or impede the relevant portions of the Transactions from qualifying for the Intended Tax Treatment. The Parties shall reasonably cooperate with each other and their respective counsel to document and support the Intended Tax treatment of the relevant portions of the Transactions, including providing factual support letters.

(b) If, in connection with the preparation and filing of the Registration Statement, the SEC requests or requires that a Tax opinion with respect to U.S. federal income tax consequences of the Transactions be prepared and submitted in connection therewith, and if such a Tax opinion is being provided by a Tax counsel, the Parties hereto shall, and shall cause their Affiliates to, (i) reasonably cooperate in order to facilitate the issuance of any such Tax opinion and (ii) deliver to such Tax counsel, to the extent requested by such counsel, customary Tax representation letters reasonably satisfactory to such counsel and such Party, dated and executed as of such date or dates as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement; provided, that notwithstanding anything to the contrary in this Agreement, (x) nothing in this Agreement shall require (1) any counsel or Tax advisor to the Company to provide an opinion with respect to any Tax matters relating to or affecting SPAC or the SPAC stockholders or warrant holders or (2) any counsel or Tax advisor to SPAC to provide an opinion with respect to any Tax matters relating to or affecting the Company or the Company Shareholders and (y) no Party or their Tax advisors are obligated to provide any opinion that the relevant portions of the Transactions contemplated by this Agreement otherwise qualify for the Intended Tax Treatment (other than, to the extent required by the SEC, a customary opinion regarding the U.S. federal income tax considerations of such Transactions included in the Proxy Statement and Registration Statement as may be required to satisfy applicable rules and regulations promulgated by the SEC); provided, further, that, for the avoidance of doubt, neither this Section 6.14(b) nor any other provision in this Agreement shall require the provision of a Tax opinion by any Party’s counsel or advisors to be an express condition precedent to the Closing.

(c) Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes, fees and costs (“Transfer Taxes”) that become payable by any of the Parties in connection with the Transactions shall constitute Company Transaction Expenses (if incurred by or on behalf of the Company) or SPAC Transaction Expenses (if incurred by or on behalf of SPAC). The Party responsible for filing any necessary Tax Returns with respect to Transfer Taxes under applicable Law shall cause such Tax Returns to be filed, and if required by applicable Law, the other Parties shall join in the execution of any such Tax Returns.

Annex A-43

6.15 The Registration Statement; SPAC Shareholder Meeting.

(a) As promptly as reasonably practicable after the date hereof (and in any event within 40 days), SPAC and the Company shall jointly prepare, and SPAC shall file with the SEC, a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement (as defined below) contained therein, the “Registration Statement”) in connection with the registration, under the Securities Act, of the offer and sale of the SPAC Shares to be issued in connection with the Merger, which Registration Statement will also contain a proxy statement of SPAC (as amended or supplemented, including any prospectus contained therein, the “Proxy Statement”) for the purpose of soliciting proxies or votes from the SPAC Shareholders for the matters to be acted upon at the SPAC Shareholder Meeting (as defined below) and providing the SPAC Shareholders an opportunity in accordance with the SPAC Charter and the IPO Prospectus to exercise their Redemption Rights. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from the SPAC Shareholders to vote, at a meeting of SPAC Shareholders to be called and held for such purpose (including any adjournment or postponement thereof, the “SPAC Shareholder Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement, the Ancillary Documents, the Merger, the Domestication and the other Transactions by SPAC Shareholders in accordance with SPAC’s Organizational Documents, the Cayman Companies Act (or the Delaware General Corporation Law if the relevant resolution is to become effective subsequent to the Domestication), and the rules and regulations of the SEC and any applicable Exchange (including any items required by Laws to effect the Merger, the Domestication and any other proposals as are required to implement the foregoing), (ii) the adoption and approval of any other proposals as the SEC may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (iii) such other matters as the Company and SPAC shall hereafter mutually determine to be necessary or appropriate in order to effect the Transactions (the approvals described in foregoing clauses (i) to (iii), collectively, the “Shareholder Approval Matters”), and (iv) the adjournment of the SPAC Shareholder Meeting, if necessary or desirable in the reasonable determination of SPAC in consultation with the Company. Without limiting the generality of the foregoing, SPAC’s requirement to call and hold the SPAC Shareholder Meeting shall not be affected by the commencement, public proposal, public disclosure or communication to SPAC of any Acquisition Proposal or the SPAC Board making a SPAC Change in Recommendation. Subject to Section 6.9, unless SPAC shall have made a SPAC Change in Recommendation, the SPAC Board shall use its reasonable best efforts to solicit the Required SPAC Shareholder Approval at the SPAC Shareholder Meeting.

(b) SPAC shall (i) include the SPAC Recommendation in the Proxy Statement, unless the SPAC Board has made a SPAC Change in Recommendation in accordance with Section 6.9, (ii) cause the Proxy Statement to be mailed to SPAC Shareholders in accordance with SPAC’s Organizational Documents as promptly as practicable (and in any event within three Business Days) following the date upon which the Registration Statement is declared effective under the Securities Act, and (iii) use its commercially reasonable efforts to solicit from its shareholders proxies or votes in favor of the approval of the Shareholder Approval Matters. If, on the date for which the SPAC Shareholder Meeting is scheduled, SPAC has not received proxies and votes representing a sufficient number of SPAC Shares to obtain the Required SPAC Shareholder Approval, SPAC may, in consultation with the Company and in accordance with the SPAC Charter, make one or more successive postponements or adjournments of the SPAC Shareholder Meeting. In connection with the Registration Statement, SPAC and the Company will file with the SEC financial and other information about the Transactions in accordance with applicable Law, SPAC’s Organizational Documents, the Cayman Companies Act and the rules and regulations of the SEC and any applicable Exchange.

(c) SPAC and the Company shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the SPAC Shareholder Meeting and the Redemption Rights. Each of SPAC and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, SPAC and their respective Representatives in connection with the drafting of the public filings with respect to the Transactions, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information has become false or misleading in any material respect or as otherwise required by applicable Laws. SPAC and the Company shall amend or supplement the Registration Statement and SPAC shall file the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to SPAC Shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and SPAC’s Organizational Documents. No filing of, or amendment or supplement to, the Registration Statement will be made by SPAC or the Company without the approval of the other (such approval not to be unreasonably withheld, conditioned or delayed).

Annex A-44

(d) Each of SPAC and the Company shall, as promptly as practicable after receipt thereof, supply each other with copies of all material written correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, or, if not in writing, a written summary of such material communication, with respect to the Registration Statement or the Transactions. No response to any comments from the SEC or its staff relating to the Registration Statement or the Transactions will be made by the Company or SPAC without the prior consent of the other (such consent not to be unreasonably withheld, conditioned or delayed), and without providing such other Party a reasonable opportunity to review and comment thereon. Notwithstanding the foregoing, SPAC and the Company, with the assistance of the other, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use their commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and be declared effective.

(e) SPAC, in consultation with the Company, shall call the SPAC Shareholder Meeting in accordance with SPAC’s Organizational Documents for a date that is no later than 30 days following the effectiveness of the Registration Statement or such other date as agreed between SPAC and Company in writing.

(f) SPAC shall comply with all applicable Laws, any applicable rules and regulations of any applicable Exchange, SPAC’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the SPAC Shareholder Meeting and the Redemption Rights.

(g) The SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Recommendation (a “SPAC Change in Recommendation”); provided, that, at any time prior to obtaining the approval of the Shareholder Approval Matters, the SPAC Board may make a SPAC Change in Recommendation in response to any material event, change, occurrence or development (other than any event, change, occurrence or development primarily resulting from a breach of this Agreement by SPAC) that was not known to or reasonably foreseeable by, or the material consequences of which were not known to or reasonably foreseeable by, the SPAC Board as of the date of this Agreement (i) that does not relate to any merger, consolidation, sale of ownership interests and/or assets of SPAC, recapitalization or similar transaction or any other transaction that would constitute a Business Combination or an Acquisition Proposal, (ii) that does not relate to any change in the market price or trading volume of SPAC’s securities (it being understood that this clause (ii) shall not prevent a determination that any event underlying such change constitutes a SPAC Intervening Event), and (iii) (A) first occurring after the date hereof or (B) first actually or constructively known by the SPAC Board following the date hereof, if the SPAC Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to make such a SPAC Change in Recommendation would constitute a breach by the SPAC Board of its duties under Cayman Islands Law (a “SPAC Intervening Event”); provided, however, that the SPAC Board may not make a SPAC Change in Recommendation unless SPAC notifies the Company in writing at least 10 Business Days before taking that action of its intention to do so (such period from the time the SPAC Intervening Event notice is delivered until 5:00 p.m. New York time on the 10th Business Day from the date of such notice, it being understood that any material development with respect to such SPAC Intervening Event shall require a new notice with an additional five Business Day period from the date of such notice), and specifies the reasons therefor, and negotiates, and causes its financial and legal advisors to negotiate, with the Company in good faith during the applicable notice period (to the extent that the Company seeks to negotiate) regarding any revisions to the terms of the Transactions proposed by the Company so as to obviate the need for a SPAC Change in Recommendation and, following such good faith negotiations, the SPAC Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such SPAC Change in Recommendation would constitute a breach by the SPAC Board of its fiduciary duties under applicable law.

(h) As promptly as reasonably practicable after the Closing, SPAC shall prepare and file with the SEC a registration statement on Form S-1 in connection with the registration for resale under the Securities Act of the SPAC Shares issued to the Company Shareholders that will be Affiliates of SPAC after the Closing. The obligations of SPAC and the Company set forth in Section 6.15(c) and Section 6.15(d) with respect to the Registration Statement shall apply to such resale registration statement on Form S-1, mutatis mutandis.

(i) All expenses incident to the SPAC’s filing of the Registration Statement pursuant to this Section 6.16 (including, without limitation, all registration, qualification and filing fees, printing expenses, Exchange Agent fees and expenses, travel expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel, all independent certified public accountants, underwriters and other Persons retained by the Company and SPAC), shall be paid 50% by the Company and 50% by SPAC if the Closing does not occur.

Annex A-45

6.16 Public Announcements.

(a) The Parties agree that, during the Interim Period, no public release, filing or announcement concerning this Agreement or the Ancillary Documents or the Transactions shall be issued by any Party or any of their Affiliates without the prior written consent (not be unreasonably withheld, conditioned or delayed) of SPAC and the Company, except as such release, filing or announcement may be required by applicable Law or the rules or regulations of any Exchange, in which case SPAC or the Company, as applicable, shall use commercially reasonable efforts to allow the other reasonable time to have the opportunity to comment on, and arrange for any required filing with respect to, such release, filing or announcement in advance of such issuance.

(b) SPAC and the Company shall mutually agree upon and, as promptly as practicable after the execution of this Agreement, issue a joint press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, but no more than four Business Days after execution of this Agreement, SPAC shall file a Current Report on Form 8-K (the “Signing Filing”) with the SEC, which shall include the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall have the opportunity to review, comment upon and approve prior to filing with the SEC (which approval shall not be unreasonably withheld, conditioned or delayed). SPAC and the Company shall mutually agree upon and, as promptly as practicable after the Closing, issue a joint press release announcing the consummation of the Transactions (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, but no more than four Business Days after Closing, SPAC shall file a “shell company” Current Report on Form 8-K with the Closing Press Release and a description of the Transactions as required by Federal Securities Laws.

6.17 Confidential Information.

(a) The Company agrees that during the Interim Period and, in the event this Agreement is terminated in accordance with Article IX, for a period of two years after such termination, it shall, and shall cause its Affiliates and Representatives to (i) treat and hold in strict confidence any SPAC Confidential Information that is provided to the Company or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing their obligations hereunder or thereunder or enforcing their rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the SPAC Confidential Information without SPAC’s prior written consent, and (ii) in the event that the Company or any of its Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article IX, for a period of two years after such termination, becomes legally compelled to disclose any SPAC Confidential Information, (A) provide SPAC, to the extent legally permitted, with prompt written notice of such requirement so that SPAC may seek, at SPAC’s sole expense, a protective Order or other remedy or waive compliance with this Section 6.17(a), and (B) in the event that such protective Order or other remedy is not obtained, or SPAC waives compliance with this Section 6.17(a), furnish only that portion of such SPAC Confidential Information that is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such SPAC Confidential Information. In the event that this Agreement is terminated and the Transactions are not consummated, the Company shall, and shall cause its Affiliates and Representatives to, promptly deliver to SPAC or destroy (at SPAC’s election) any and all copies (in whatever form or medium) of SPAC Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, (1) the Company and its Representatives shall be permitted to disclose any and all SPAC Confidential Information to the extent required by the Federal Securities Laws as advised by its counsel, and (2) the Company shall, and shall cause its Representatives to, treat and hold in strict confidence any Trade Secret of SPAC disclosed to such Person until such information ceases to be a Trade Secret.

(b) SPAC hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article IX, for a period of two years after such termination, it shall, and shall cause its Affiliates and Representatives to (i) treat and hold in strict confidence any Company Confidential Information that is provided to such Person or its Affiliates or Representatives, and will not use for any purpose (except in connection with the consummation of the Transactions, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent, and (ii) in the event that SPAC or any of its Affiliates or Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article IX, for a period of two years after such termination, becomes

Annex A-46

legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 6.17(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.17(b), furnish only that portion of such Company Confidential Information that is legally required to be provided as advised by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the Transactions are not consummated, SPAC shall, and shall cause its Affiliates or Representatives to, promptly deliver to the Company or destroy (at the Company’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon. Notwithstanding the foregoing, (1) SPAC and its Affiliates or Representatives shall be permitted to disclose any and all Company Confidential Information to the extent required by the Federal Securities Laws as advised by its counsel, and (2) SPAC shall, and shall cause its Affiliates or Representatives to, treat and hold in strict confidence any Trade Secret of the Company disclosed to such Person until such information ceases to be a Trade Secret.

6.18 Post-Closing Board of Directors and Officers of SPAC.

(a) With effect from the Merger Effective Time, each Party shall take all necessary action within its power so that the SPAC Board is initially comprised of seven members (of which at least a majority will qualify as “independent directors” as defined in Nasdaq’s listing rules and be eligible to serve on an audit committee), with (i) the Company being entitled to designate six members and (ii) Sponsor being entitled to designate one member that shall qualify as an independent director (the “Post-Closing SPAC Board”).

(b) Each such director nominee shall meet the applicable standard to serve as a director under the rules of the Exchange. Except as otherwise agreed in writing by the Company and SPAC prior to the Closing, and subject to clause (ii) in Section 6.18(a), SPAC shall take all necessary action so that all of the members of the SPAC Board in office prior to the Closing resign, or are otherwise validly removed, effective as of the Merger Effective Time.

(c) At the Merger Effective Time, the officers of the Company as of immediately prior to the Merger Effective Time shall become the initial officers of SPAC and shall hold office until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal (the “Post-Closing SPAC Officers”).

6.19 Indemnification of Directors and Officers; Tail Insurance.

(a) The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of each Target Company and SPAC and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the applicable Party (the “D&O Indemnified Persons”) as provided in the Organizational Documents of each Target Company and SPAC or under any indemnification, employment or other similar agreements between any D&O Indemnified Person, on the one hand, and any Target Company or SPAC, on the other hand, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six years after the Merger Effective Time, SPAC shall cause the Organizational Documents of each Target Company and the Surviving Company to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the applicable Target Company to the extent permitted by applicable Law. The provisions of this Section 6.19 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and Representatives.

(b) For the benefit of the Company’s directors and officers, the Company shall be permitted, prior to the Merger Effective Time, to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six year period from and after the Merger Effective Time for events occurring prior to the Merger Effective Time (the “Company D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. For the benefit of SPAC’s directors and officers, SPAC shall be permitted, prior to the Merger Effective Time, to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for

Annex A-47

up to a six year period from and after the Merger Effective Time for events occurring prior to the Merger Effective Time (the “SPAC D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than SPAC’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. In lieu of separate policies, the Company and SPAC may mutually agree to obtain a “tail” insurance policy that provides coverage for up to a six year period from and after the Merger Effective Time for events occurring prior to the Merger Effective Time (the “Combined D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s and SPAC’s existing policies or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, SPAC and the Company (or the Surviving Company, as applicable) shall, for a period of six years after the Merger Effective Time, maintain the Company D&O Tail Insurance and SPAC D&O Tail Insurance, or the Combined D&O Tail Insurance, as applicable, in full force and effect, and continue to honor the obligations thereunder, and SPAC and the Company/Surviving Company shall timely pay or cause to be paid all premiums with respect to the Company D&O Tail Insurance and SPAC D&O Tail Insurance, or the Combined D&O Tail Insurance, as applicable.

6.20 SPAC Transaction Expenses; Trust Account Proceeds.

(a) Each Party shall be responsible for and pay its respective expenses (including fees and expenses of its legal counsel, financial advisor, broker, auditor, or other representatives or consultants) incurred in connection with the preparation, negotiation, documentation and performance of this Agreement and the Transactions contemplated herein.

(b) Notwithstanding the generality of the foregoing, the Parties agree that the Transaction Expenses incurred in connection with (i) filing for applicable antitrust and regulatory approvals, (ii) the preparation, filing and mailing of the Registration Statement, and (iii) obtaining the Combined D&O Tail Insurance, if applicable, shall each be allocated 50% as SPAC Transaction Expenses and 50% as Company Transaction Expenses. Also, the Parties agree that PIPE Investment Expenses shall also be allocated 50% as SPAC Transaction Expenses and 50% as Company Transaction Expenses.

(c) No later than three Business Days prior to the Closing, SPAC shall deliver to the Company a statement setting forth SPAC’s good faith calculation of (i) the aggregate amount of cash proceeds that will be required to satisfy any exercise of Redemption Rights, (ii) the estimated amount of SPAC’s cash on hand, including in the Trust Account, as of the Closing, and (iii) the estimated amount of unpaid SPAC Transaction Expenses as of the Closing. Following its delivery, SPAC shall reasonably cooperate with and provide the Company and its Representatives all information reasonably requested by the Company or any of its Representatives related to such statement.

(d) Notwithstanding any contrary provisions of this Agreement, SPAC Transaction Expenses that can be carried forward at Closing shall not exceed the Expense Cap. To the extent there are unpaid SPAC Transaction Expenses (less Closing Cash, other than funds held in the Trust Account or funds raised in connection with the PIPE Investment) in excess of the Expense Cap at Closing (such excess, the “Excess Amount”) and the SPAC has other liabilities and unpaid expenses (including without limitation any SPAC IPO Legal Expenses) being carried forward at the Closing (“Other SPAC Liabilities” and together with the Excess Amount, the “SPAC Liabilities Carried Forward”), Sponsor shall, at its sole discretion, (i) pay such SPAC Liabilities Carried Forward in cash at Closing, (ii) irrevocably forfeit and surrender for no consideration a number of SPAC Shares equal to the quotient of (x) such SPAC Liabilities Carried Forward divided by (y) $10.00, and such amount shall instead be paid by SPAC at Closing, or (iii) any combination of the foregoing clauses (i) and (ii) that together equal such SPAC Liabilities Carried Forward.

(e) The Parties agree that, simultaneously with or as promptly as practicable after the Closing, the funds held by the SPAC either in or outside of the Trust Account, including any funds raised in connection with the PIPE Investment, after taking into account payments by SPAC for the Redemption Rights (collectively, the “Closing Cash”), shall be used to pay (i) first, the Preferred Stock Cash Payment and the Preferred Stock Dividend Payment, (ii) second, accrued SPAC Transaction Expenses, including SPAC’s deferred expenses (including fees or commissions payable to the underwriters and any legal fees), without double-counting any accrued SPAC Transaction Expenses that have already been paid prior to the Closing, (iii) third, any loans owed by SPAC to the Sponsor for SPAC Transaction Expenses (including deferred SPAC Transaction Expenses), other administrative costs and expenses incurred by or on behalf of SPAC, (iv) fourth, any accrued and unpaid Company Transaction Expenses, and (v) fifth, any remaining Closing Cash will be distributed to SPAC and used for working capital and general corporate purposes of SPAC, the Surviving Company and its Subsidiaries, or for any other use as directed by SPAC.

Annex A-48

6.21 New Registration Rights Agreement. Concurrently with the Closing, the Company, the Company Shareholders set forth therein, and Sponsor shall enter into a registration rights agreement in a form to be agreed to by the Parties (the “New Registration Rights Agreement”).

6.22 Lock-Up Agreements. At the Closing, (a) the Company Shareholders (including Company management) as set forth on Section 6.22 of the Company Disclosure Schedule shall each enter into a Lock-Up Agreement with SPAC, in substantially the form attached as Exhibit D-1 hereto (the “Company Shareholder Lock-Up Agreement”), and (b) Sponsor shall enter into a Lock-Up Agreement with SPAC in substantially the form attached hereto as Exhibit D-2 (the “Sponsor Lock-Up Agreement,” and together with the Company Shareholder Lock-Up Agreement, each a “Lock-Up Agreement” and, collectively, the “Lock-Up Agreements”). Notwithstanding the foregoing, the Parties agree that 770,000 shares being carved out of lock up so as to enable a limited number of the Company Shareholders to sell up to such portion of the locked-up shares during the lock up period through previously negotiated non-market trade.

6.23 SPAC Equity Incentive Plan. As soon as reasonably practicable following the date of this Agreement, SPAC shall prepare an equity incentive plan in a form to be mutually agreed upon by the Company and SPAC to be adopted by SPAC by no later than the Closing (the “SPAC Equity Incentive Plan”), which SPAC Equity Incentive Plan shall (i) reserve for issuance thereunder the number of SPAC Shares equal to 15% of SPAC’s issued share capital (on a fully-diluted basis) as of immediately after the Merger Effective Time (after giving effect to the conversion of Company Options in accordance with Section 1.6(b)(i)) (the “Plan Shares”), with 40% of such Plan Shares shall be reserved for issuance to Post-Closing SPAC Officers and such other management of SPAC upon and subject to the terms and conditions as set forth in the SPAC Equity Incentive Plan and the Post-Closing SPAC Board, (ii) include an unallocated reserve, the amount of which is to be determined by the Company, in its sole discretion, prior to the date of filing of the Registration Statement, and (iii) include an “evergreen” provision with the associated percentage to be determined by the Company, in its sole discretion, prior to the date of filing of the Registration Statement; provided, that the other material terms of such SPAC Equity Incentive Plan shall be agreed by no later than the date of filing of the Registration Statement with the SEC in accordance with Section 6.15(a). For the avoidance of doubt, none of the Plan Shares will result in any deduction to, or reduction in the number of, the Merger Consideration Shares.

6.24 Management Employment Agreements. SPAC and the Company shall cause SPAC to enter into employment agreements with the management personnel identified in Schedule 6.24 of the Company Disclosure Schedule (such Persons, the “Management Personnel”), which shall provide for, among other things, the incentive compensation metrics for stock grants, warrants, and options for such Management Personnel.

6.25 Litigation.

(a) In the event that any Action related to this Agreement or the Transactions is brought or, to the Knowledge of SPAC, threatened, against SPAC or the SPAC Board by any SPAC Shareholders prior to the Closing, SPAC shall promptly notify the Company of any such Action and keep the Company reasonably informed with respect to the status thereof. SPAC shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action shall give due consideration to the Company’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

(b) In the event that any Action related to this Agreement or the Transactions is brought or, to the Knowledge of the Company, threatened, against the Company or the Company Board by any Company Shareholders prior to the Closing, the Company shall promptly notify SPAC of any such Action and keep SPAC reasonably informed with respect to the status of thereof. The Company shall provide SPAC the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such Action, shall give due consideration to SPAC’s advice with respect to such Action and shall not settle or agree to settle any such Action without the prior written consent of SPAC, such consent not to be unreasonably withheld, conditioned or delayed.

6.26 Termination of SPAC Agreements. Prior to the Merger Effective Time, SPAC shall terminate, pursuant to a Contract reasonably acceptable to the Company, each Contract listed in Section 3.14 of the SPAC Disclosure Schedules and Section 6.27 of the SPAC Disclosure Schedules, without the payment of any consideration or the granting of any concession, and without any liability being imposed on SPAC, the Surviving Company or any of their respective Subsidiaries or any of them having any continuing obligations.

Annex A-49

6.27 FIRPTA Certificate. Prior to the Merger Effective Time, SPAC shall deliver to the Company a certificate signed by an officer of SPAC, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in SPAC is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the Internal Revenue Service prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

6.28 PIPE Investment. Each of SPAC and the Company shall use its, and each shall cause its Affiliates to use their, commercially reasonable efforts to do promptly, or cause to be done, all things necessary, proper or advisable to obtain executed subscription agreements (“Subscription Agreements”), which shall have terms, and be in a form, reasonably acceptable to SPAC and the Company, from third party investors (such investors, collectively, with any permitted assignees or transferees, the “PIPE Investors”), pursuant to which the PIPE Investors make or commit to make private equity investments in SPAC via equity financing in such form as the Company and SPAC will mutually agree (a “PIPE Investment”). From the date hereof until the Closing Date, SPAC and the Company shall, and shall cause their respective financial advisors and legal counsels to, keep each other and their respective financial advisors and legal counsels reasonably informed with respect to any PIPE Investment. The Company and SPAC shall reasonably cooperate with each other and provide reasonable assistance and information as reasonably requested by the other in connection with any PIPE Investment. The Company shall not enter into a Subscription Agreement or consummate a PIPE Investment without the prior written consent of SPAC (such consent not to be unreasonably withheld, conditioned or delayed) and, if such consent is given, the PIPE Investment shall only be consummated on terms reasonably satisfactory to SPAC. Each of SPAC and the Company shall use its commercially reasonable efforts to cause such PIPE Investments to occur, including using its, and causing its Affiliates to use their, commercially reasonable efforts to enforce its or their rights under any Subscription Agreements to cause the PIPE Investors to pay to the Company the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms. Neither SPAC nor the Company, without the prior written consent of the other, shall permit or consent to any amendment, supplement or modification to or any waiver (in whole or in part) of any provision or remedy under, or any replacements of, any Subscription Agreement.

6.29 Termination of Company Agreements. Prior to the Merger Effective Time, the Company shall, and, to the extent required thereby shall cause the Company Shareholders to, effective at the Closing, terminate in full and become null and void and of no further force and effect with no Liability whatsoever for the Company or any Company Shareholder, voting or similar agreements among the Company and any of the Company Shareholders or among the Company Shareholders, to the extent that any such agreement would not terminate automatically pursuant to its terms, and without any further action by any of the Parties, upon consummation of the Merger.

6.30 Information to be Supplied.

(a) The Company shall use its best efforts to ensure that the information relating to the Company supplied by or on behalf of the Company in writing expressly for inclusion prior to Closing (a) in any Current Report on Form 8-K or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to SPAC Shareholders and prospective investors (including any actual or prospective PIPE Investors) with respect to the Transactions or in any amendment to any of the documents identified in clauses (a) through (c), when filed, made available, mailed or distributed, as the case may be, complies in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as applicable, and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading.

(b) SPAC shall use its best efforts to ensure that (a) in any Current Report on Form 8-K or any other report, form, registration or other filing made with any Governmental Authority (including the SEC) with respect to the Transactions, (b) in the Registration Statement or (c) in the mailings or other distributions to SPAC Shareholders and prospective investors (including any actual or prospective PIPE Investors) with respect to the Transactions or in any amendment to any of documents identified in clauses (a) through (c), when filed, made available, mailed or distributed, as the case may be, complies in all material respects with the applicable requirements of the Securities Act and/or the Exchange Act, as applicable, and does not contain any untrue statement of a material fact or omit to state

Annex A-50

a material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, SPAC shall not be responsible for the accuracy or completeness of any information supplied by or on behalf of the Company in accordance with Section 6.30(a).

Article VII
SURVIVAL

7.1 Survival. None of the representations, warranties, covenants, obligations or other agreements in this Agreement, any Ancillary Document or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants, obligations and agreements contained herein or therein that by their terms expressly apply in whole or in part after the Closing (including, for the avoidance of doubt, Section 1.7, Section 6.15(a), and Section 6.15(c)) and then only with respect to any breaches occurring after the Closing, (b) Article XI and any corresponding definitions set forth in Article XII, and (c) Fraud Claims.

Article VIII
CONDITIONS TO OBLIGATIONS OF THE PARTIES

8.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the Transactions shall, in all respects, be subject to the satisfaction or written waiver (where permissible) by the Company and SPAC of the following conditions:

(a) Required SPAC Shareholder Approval. The Shareholder Approval Matters shall have been submitted to the vote of the SPAC Shareholders at the SPAC Shareholder Meeting in accordance with the Proxy Statement and shall have been approved and adopted by the requisite vote of SPAC Shareholders at the SPAC Shareholder Meeting in accordance with the Proxy Statement, SPAC’s Organizational Documents, and the applicable provisions of the Cayman Companies Act (if prior to Domestication) or the Delaware General Corporation Law (if after the Domestication), as the case may be, and applicable requirements of any applicable Exchange (the “Required SPAC Shareholder Approval”).

(b) Required Company Shareholder Approval. The Company Shareholder Approvals shall have been obtained.

(c) No Law or Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and that has the effect of making the Transactions illegal or otherwise prohibiting, restraining or imposing any condition on the consummation of the Transactions (a “Legal Restraint”).

(d) Registration Statement. The Registration Statement shall have been declared effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and not withdrawn.

(e) Consents. (i) all applicable waiting periods under the HSR Act with respect to the Transactions shall have expired or been terminated, (ii) at least sixty (60) days shall have elapsed since the filing of the DDTC Submission, and (iii) each Consent of any Governmental Authority required to consummate the Transactions shall have been obtained and shall be in full force and effect.

8.2 Conditions to Obligations of the Company. In addition to the conditions specified in Section 8.1, the obligations of the Company to consummate the Transactions are subject to the satisfaction or written waiver (by the Company, where permissible) of the following conditions:

(a) Representations and Warranties.

(i) All of the SPAC Fundamental Warranties shall be true and correct in all respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date), other than de minimis inaccuracies.

Annex A-51

(ii) All of the other representations and warranties of SPAC and Merger Sub set forth in this Agreement shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 8.2(a)(ii)) and (B) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on SPAC.

(b) Agreements and Covenants. Each of SPAC and Merger Sub shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by each on or prior to the Closing Date.

(c) Officer Certificate. SPAC shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of SPAC, certifying as to the satisfaction of the conditions specified in Section 8.2(a), Section 8.2(b) and Section 8.2(d).

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to SPAC since the date of this Agreement that is continuing and uncured.

(e) Redemption. SPAC shall have provided the public holders of SPAC Class A Ordinary Shares (prior to giving effect to any conversion of SPAC Class B Ordinary Shares into SPAC Class A Ordinary Shares) with the opportunity to make redemption elections with respect to their SPAC Class A Ordinary Shares pursuant to Redemption Rights.

(f) Trust Fund. SPAC shall have made all necessary and appropriate arrangements with the Trustee to have (i) all of the funds held in the Trust Account disbursed to SPAC in accordance with this Agreement on the Closing Date, and (ii) all such funds released from the Trust Account available to the Surviving Company on the Closing Date.

(g) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed by SPAC and Merger Sub at or prior to the Closing Date shall have been executed and delivered to the Company.

(h) Amended and Restated Organizational Documents. The SPAC Charter shall have been amended and restated in its entirety in substantially the form attached hereto as Exhibit E (with such changes as are agreed in writing between SPAC and the Company, the “A&R SPAC Charter”) and such A&R SPAC Charter shall have become effective.

(i) Listing. SPAC’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Merger Effective Time, SPAC shall satisfy any applicable initial listing requirements of Nasdaq, and SPAC shall not have received any notice of non-compliance therewith, and the SPAC Shares and the SPAC Warrants shall have been approved for listing on Nasdaq.

(j) Minimum SPAC Cash Amount. SPAC shall have a minimum amount of cash available at Closing of not less than $75,000,000, after deducting SPAC Transaction Expenses up to the Expense Cap and accounting for all redemptions of SPAC Shares pursuant to Redemption Rights (the “Minimum SPAC Cash Amount”). The sources of funds comprising the Minimum SPAC Cash Amount shall consist of (i) funds held by SPAC, whether inside or outside the Trust Account, (ii) funds committed under Subscription Agreements entered into in connection with the PIPE Investment, and/or (iii) such other source, or combination of sources as agreed to by the Company in writing.

(k) Capitalization of Working Capital Loans. SPAC shall have entered into binding written agreements with the holders of any working capital loans (to the extent not included within the Expense Cap) to convert the unpaid amounts to equity immediately prior to Closing, such that the equity dilution will be borne by either the Sponsor or the SPAC Shareholders, but not the Company Shareholders.

Annex A-52

8.3 Conditions to Obligations of SPAC and Merger Sub. In addition to the conditions specified in Section 8.1, the obligations of SPAC and Merger Sub to consummate the Transactions are subject to the satisfaction or written waiver (by SPAC where permissible) of the following conditions:

(a) Representations and Warranties.

(i) All of the Company Fundamental Warranties shall be true and correct in all respects on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been so true and correct as of such date), other than de minimis inaccuracies.

(ii) All of the other representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the date of this Agreement and the Closing Date as if made on the Closing Date, except for (A) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been true and correct as of such date, subject to clause (B) of this Section 8.3(a)(ii)) and (B) other than representations and warranties set forth in Section 5.8(b), any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect or similar), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) Agreements and Covenants. The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer Certificate. The Company shall have delivered to SPAC a certificate, dated as of the Closing Date, signed by an officer the Company, certifying as to the satisfaction of the conditions specified in Section 8.3(a), Section 8.3(b) and Section 8.3(d).

(d) No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Company since the date of this Agreement that is continuing and uncured.

(e) Ancillary Documents. A counterpart to the Ancillary Documents required to be executed by the Company and the Company Shareholders at or prior to the Closing shall have been executed and delivered to SPAC.

8.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

Article IX
TERMINATION AND EXPENSES

9.1 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date, notwithstanding receipt of any requisite approval and adoption of this Agreement and the Transactions by the shareholders of any Party, as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by written notice by either SPAC or the Company to the other if the Transactions have not been consummated by March 31, 2026, which may be extended to a later date by mutual consent of SPAC and the Company (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the principal cause of the failure to consummate the Transactions on or before the Outside Date;

(c) by written notice by either SPAC or the Company to the other if a Legal Restraint has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement was the principal cause of such Legal Restraint;

Annex A-53

(d) by written notice by the Company to SPAC if (i) there has been a breach by SPAC or Merger Sub of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, that would result in a failure of a condition set forth in Section 8.2(a) or Section 8.2(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to SPAC by the Company or (B) the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if at such time SPAC would be entitled to terminate this Agreement pursuant to Section 9.1(e);

(e) by written notice by SPAC to the Company if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue or inaccurate, in any case, that would result in a failure of a condition set forth in Section 8.3(a) or Section 8.3(b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach (or if the breach is curable, the date by which such breach is required to be cured in the succeeding clause (ii))), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) 30 days after written notice of such breach or inaccuracy is provided to the Company by SPAC or (B) the Outside Date; provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 9.1(e) if at such time the Company would be entitled to terminate this Agreement pursuant to Section 9.1(d);

(f) by written notice by the Company to SPAC if the SPAC Board has made a SPAC Change in Recommendation in accordance with Section 6.15(g);

(g) by written notice by SPAC to the Company if the Company Board has made a Company Change in Recommendation in accordance with Section 6.4(c);

(h) by written notice by either SPAC or the Company to the other if the SPAC Shareholder Meeting is held (including any adjournment or postponement thereof) and has concluded, the SPAC Shareholders have duly voted, and the Required SPAC Shareholder Approval was not obtained; or

(i) by written notice by SPAC to the Company if the Company shall have failed to deliver the Company Support Agreements in accordance with Section 6.4(a) unless such action violates or is reasonably expected to result in a violation of Section 5 of the Securities Act.

9.2 Effect of Termination. Subject to Section 9.3, if this Agreement is terminated pursuant to Section 9.1, this Agreement shall thereupon become null and void and of no further force and effect and there shall be no Liability on the part of any Party to another Party, except that, (a) the provisions of Sections 6.17, 6.18, 9.3, 10.1, Article XI and this Section 9.2 shall remain in full force and effect and (b) such termination shall not cancel or otherwise modify the Confidentiality Agreement; provided further that nothing in this Section 9.2 shall, in any way, limit the waivers against the Trust Account as set forth in Section 10.1. Notwithstanding the foregoing, nothing herein shall relieve any Party from Liability for any willful and material breach of this Agreement prior to termination.

9.3 Fees and Expenses.

(a) Subject to Section 6.12(b), Section 6.15(h), and Section 10.1, unless otherwise expressly provided for in this Agreement, all fees, costs and expenses (whether or not invoiced) incurred in connection with entering into this Agreement shall be paid by the Party incurring such fees, costs and expenses. For the avoidance of doubt: (i) if this Agreement is terminated in accordance with its terms, (A) the Company shall pay, or cause to be paid, all unpaid Company Transaction Expenses, and (B) SPAC shall pay, or cause to be paid, all unpaid SPAC Transaction Expenses; and (ii) if the Closing occurs, SPAC shall pay, or cause to be paid, any unpaid Company Transaction Expenses and SPAC Transaction Expenses up to the Expense Cap.

Annex A-54

Article X
WAIVERS

10.1 Waiver of Claims Against Trust. Each Party acknowledges and agrees that SPAC has established the Trust Account containing the proceeds of the IPO (including interest accrued from time to time thereon) for the benefit of the SPAC Shareholders and that, except as otherwise described in the IPO Prospectus, SPAC may disburse monies from the Trust Account only in the manner described in the IPO Prospectus: (a) to the SPAC Shareholders in the event they elect to redeem their SPAC Shares in connection with the consummation of a Business Combination or in connection with an amendment to SPAC’s Organizational Documents to the Business Combination Deadline; (b) to the SPAC Shareholders if SPAC fails to consummate a Business Combination by the Business Combination Deadline, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any Taxes; and (d) to SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of SPAC entering into this Agreement and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the Company, on behalf of itself and its Affiliates, acknowledges and agrees that it does not and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom to SPAC’s public shareholders, or make any claim against the Trust Account (including any distributions therefrom to SPAC’s public shareholders), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between SPAC or any of its Representatives, on the one hand, and the Company or any Company Affiliate, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Trust Account Released Claims”). The Company, on behalf of itself and its Affiliates, hereby irrevocably waives any Trust Account Released Claims that it or any of its Affiliates may have against the Trust Account (including any distributions therefrom to SPAC’s public shareholders) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with SPAC or its Representatives and will not seek recourse against the Trust Account for any reason whatsoever (including for an alleged breach of this Agreement or any other agreement with SPAC). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by SPAC to induce SPAC to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against it and each of its Affiliates under applicable Law. To the extent that the Company or any of its Affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to SPAC or its Representatives, which proceeding seeks, in whole or in part, monetary relief against SPAC or its Representatives, the Company hereby acknowledges and agrees that its and its Affiliates’ sole remedy shall be against funds held outside of the Trust Account (including any funds that have been released from the Trust Account or any assets that have been purchased or acquired with any such funds) and that such claim shall not permit it or any of its Affiliates (or any Person claiming on behalf or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom to SPAC’s public shareholders) or any amounts contained therein. Notwithstanding the foregoing, the Trust Account Released Claims and related waivers will not limit or prohibit the Company from (i) pursuing a claim against SPAC, Merger Sub or any other person for (A) specific performance or other equitable relief in connection with the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to any redemption pursuant to the Redemption Rights)) or (B) for damages (subject to the provisions of this Agreement) for breach of this Agreement against SPAC (or any successor entity) or Merger Sub in the event this Agreement is terminated for any reason and SPAC consummates a Business Combination with another Person or (ii) being entitled to the use of any remaining amounts in the Trust Account following the transactions contemplated by Section 6.20(b).

Article XI
MISCELLANEOUS

11.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery (a) in person, (b) by e-mail (without receiving notice of non-receipt or other “bounce-back”), (c) by reputable, nationally recognized overnight courier service, or (d) by registered or certified mail, pre-paid and return receipt requested; provided, however, that notice

Annex A-55

given pursuant to clauses (c) and (d) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (without receiving notice of non-receipt or other “bounce-back”); in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to SPAC or Sponsor at or prior to the Closing, to: FACT II Acquisition Corp. 14 Wall Street, 20th Floor New York, NY 10005 Attention: Adam Gishen Email: ag@freedomac2.com with a copy (which will not constitute notice) to:

Paul Hastings LLP
200 Park Avenue
New York, NY 10166
Attn: Gil Savir; Brandon Bortner; Joseph C. Swanson
Email: gilsavir@paulhastings.com;
brandonbortner@paulhastings.com;
josephswanson@paulhastings.com

If to the Company, or, after the Closing, SPAC, to: Precision Aerospace & Defense Group, Inc. 20900 NE 30th Avenue, 8th Floor Aventura, FL 33180 Attention: Brent Borden Email: [***]	with a copy (which will not constitute notice) to: Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 Attn: Seth Brookman and Ian Liao Email: [***]

11.2 Binding Effect; Assignment. Subject to Section 11.3, this Agreement and all of the provisions hereof shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise prior to the Closing without the prior written consent of SPAC and the Company. Any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

11.3 Third Parties. Except for the rights of (a) the Company Shareholders set forth in Section 1.7, (b) the D&O Indemnified Persons set forth in Section 6.20, and (c) the rights of the Nonparty Affiliates set forth in Section 11.13, respectively, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the Transactions shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party or thereto or a successor or permitted assign of such a Party.

11.4 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in courts located in the State of Delaware; provided, however, that if jurisdiction is not then available in the State of Delaware, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The Parties hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any Party and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each Party further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.5 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS

Annex A-56

AGREEMENT, ANY ANCILLARY DOCUMENT OR THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.5.

11.6 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the Transactions are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may not have adequate remedy at law, and agree that irreparable damage may occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction, specific performance or other equitable remedy to prevent or remedy any breach of this Agreement and to seek to enforce specifically the terms and provisions hereof, in each case, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

11.7 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

11.8 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by each of SPAC and the Company.

11.9 Waiver. Each of SPAC (on behalf of itself and Merger Sub) and the Company may in its sole discretion (a) extend the time for the performance of any obligation or other act of any other Party, (b) waive any inaccuracy in the representations and warranties by such other Party contained herein or in any document delivered pursuant hereto and (c) waive compliance by such other Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the applicable Parties providing such extension or waiver, and any such extension or waiver shall only be binding upon the Party or Parties so providing (or on whose behalf it is so provided) the extension or waiver. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right or remedy hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

11.10 Entire Agreement. This Agreement, the Ancillary Documents and the Confidentiality Agreement collectively set out the entire agreement between the Parties in respect of the subject matter contained herein and therein and, save to the extent expressly set out in this Agreement, the Ancillary Document or the Confidentiality Agreement, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

11.11 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires:

(a) references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(b) references to a “Person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organization, in each case whether or not having separate legal personality;

Annex A-57

(c) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(d) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP or any other accounting principles used by the applicable Person;

(e) general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation;

(f) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement;

(g) the words “date hereof” when used in this Agreement shall refer to the date of this Agreement;

(h) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”;

(i) the term “or” shall be construed to have the same meaning and effect as the inclusive term “and/or”;

(j) the word “day” means calendar day unless Business Day is expressly specified;

(k) every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Closing; provided that, as between the Parties, no such amendment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any Party;

(l) references to “Dollars” or “$” are references to the lawful currency from time to time of the United States of America;

(m) for the purposes of applying a reference to a monetary sum expressed in Dollars, an amount in a different currency shall be deemed to be an amount in Dollars translated at a particular currency, the closing rate of exchange for that currency into Dollars on such date as published by Bloomberg the Exchange Rate at the relevant date;

(n) references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(o) references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(p) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”;

(q) the word “will” shall be construed to have the same meaning and effect as the word “shall”;

(r) The phrase “ordinary course of business” and similar phrases will mean, with respect to any Person, the ordinary course of such Person’s business consistent with past custom and practice, but giving effect to any adjustments or modifications thereto (regardless of whether consistent with past custom and practice) taken to comply with applicable Law or in response to or as a result of any extraordinary event (including a pandemic, epidemic or other health emergency) occurring after the date of this Agreement that was not reasonably foreseeable as of the date of this Agreement and that is outside the control of the Company and the Company Subsidiaries or SPAC and its Affiliates, as applicable.

Annex A-58

(s) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;

(t) unless the context of this Agreement otherwise requires, references to any statute shall include all regulations promulgated thereunder and references to any statute or regulation shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing such statute or regulation;

(u) words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things; and

(v) any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to SPAC or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of SPAC and its Representatives and SPAC and its Representatives have been given access to the electronic folders containing such information (subject to access limitations as may be applicable to any individual electronic folders).

11.12 Counterparts. This Agreement may be executed and delivered (including by facsimile, email or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

11.13 No Recourse. Subject to Section 9.3, notwithstanding anything that may be expressed or implied in this Agreement, the Parties acknowledge and agree that all claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Ancillary Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the Ancillary Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the Ancillary Documents), may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Ancillary Document (the “Contracting Parties”) except as set forth in this Section 11.13. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, shareholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Ancillary Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Ancillary Documents or their negotiation, execution, performance, or breach; and each Party waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged

Annex A-59

as a result of this Agreement, the Ancillary Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 11.13.

11.14 Legal Representation.

(a) The Parties agree that, notwithstanding the fact that Paul Hastings LLP (“Paul Hastings”) may have, prior to the Closing, jointly represented SPAC and Sponsor in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented SPAC, Sponsor and their respective Affiliates in connection with matters other than the Transactions, Paul Hastings will be permitted in the future, after the Closing, to represent Sponsor or its Affiliates in connection with matters in which such Persons are adverse to the Company, SPAC or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, who is represented by independent counsel in connection with the Transactions, hereby agrees, in advance, to waive (and to cause its Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Paul Hastings’ future representation of one or more of Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of SPAC and the Company or any of their respective Affiliates in connection with any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Paul Hastings of Sponsor, SPAC or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, Sponsor shall be deemed the client of Paul Hastings with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to Sponsor, shall be controlled by Sponsor and shall not pass to or be claimed by SPAC; provided further, that nothing contained herein shall be deemed to be a waiver by SPAC or any of its Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(b) The Parties agree that, notwithstanding the fact that Lucosky Brookman LLP (“LB”) may have, prior to the Closing, represented the Company in connection with this Agreement, the Ancillary Documents and the Transactions, and has also represented the Company and its Affiliates in connection with matters other than the Transaction, LB will be permitted in the future, after the Closing, to represent the Company or its Affiliates in connection with matters in which such Persons are adverse to Sponsor, SPAC, or any of their respective Affiliates, including any disputes arising out of, or related to, this Agreement. Sponsor and SPAC, who are represented by independent counsel in connection with the Transactions, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with LB’s future representation of one or more of the Company or its Affiliates in which the interests of such Person are adverse to the interests of Sponsor, SPAC or any of their respective Affiliates in connection with any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by LB of the Company or any of its Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Company shall be deemed the client of LB with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Company, shall be controlled by the Company and shall not pass to or be claimed by SPAC or Sponsor; provided further, that nothing contained herein shall be deemed to be a waiver by SPAC, Sponsor or any of their respective Affiliates of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

Article XII
DEFINITIONS

12.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, governmental inquiry or investigation, hearing, proceeding or investigation, by or before any Governmental Authority.

“Acquisition” means any acquisition by the Company or any of its Subsidiaries of the business or assets of any other Person, whether by merger, purchase of assets, purchase of equity or otherwise.

Annex A-60

“Acquisition Shares” means the Company Acquisition Shares and the Pending Acquisition Shares.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate of SPAC prior to the Closing.

“Aggregate Fully Diluted Company Shares” means the aggregate number of Company Shares that are (a) (i) issued and outstanding immediately prior to the Closing and (ii) issuable upon the conversion or deemed conversion of the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock and the Company Series D Preferred Stock in accordance with its terms, but (iii) does not include any Company Shares issued or issuable to PIPE Investors, or (b) issuable upon, or subject to, the exercise or settlement of the vested Company Convertible Securities that are outstanding immediately prior to the Closing (it being understood that, for purposes of this clause (b), the number of Company Shares underlying such Company Convertible Securities shall be determined as of immediately prior to the Closing, assuming the conversion of all such Company Convertible Securities to Company Shares immediately prior to the Closing in accordance with the terms of the Contract(s) governing such Company Convertible Securities and will not include any warrants of the Company, which will be exchanged for SPAC Warrants at, and such other securities that are not vested as of, the Merger Effective Time).

“Ancillary Documents” means each agreement, instrument, certificate or document including the SPAC Disclosure Schedules, the Company Disclosure Schedules, the Certificate of Merger, the Lock-Up Agreements, the New Registration Rights Agreement, the Company Support Agreements, the Sponsor Support Agreement, the Subscription Agreements, and the other agreements, instruments, certificates and documents to be executed or delivered by any of the Parties in connection with or pursuant to this Agreement (other than the Company Shareholder Written Consent).

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations thereunder, the United Kingdom Bribery Act 2010, any legislation implementing the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions of the Organisation for Economic Cooperation and Development, and any other applicable Law regarding anti-bribery or illegal payments or gratuities.

“Benefit Plans” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other benefit or compensation, deferred compensation, executive compensation, incentive compensation, phantom-equity, equity or equity-based, employment or individual consulting, severance or termination pay, holiday, vacation, bonus, hospitalization or other medical, life or other welfare, insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, policy, program, agreement, commitment or arrangement, maintained or contributed to or required to be contributed to by such Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has or could have any Liability or obligation.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“Cayman Companies Act” means the Companies Act of the Cayman Islands (as revised).

“Change of Control Transaction” means any transaction or series of related transactions other than the Transactions (a) under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) another Person or any of its Affiliates or (ii) all or a material portion of the assets, business or equity securities of another Person or (b) under which any Person(s) makes any equity or similar investment in another Person, in each case, that results, directly or indirectly, in the stockholders of a Person, as applicable, as of immediately prior to such transaction holding, in the aggregate, less than 50% of the voting shares of such Person (or any successor or parent company of such Person) immediately after the consummation thereof (whether by merger, consolidation, tender offer, recapitalization, purchase or issuance of equity securities, tender offer or otherwise).

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended.

“Company Acquisition” means any Acquisition pursuant to a binding written agreement that is entered into by the Company after the date hereof and prior to the Closing.

Annex A-61

“Company Acquisition Shares” means the number of fully paid, validly issued and nonassessable SPAC Shares issuable pursuant to the definitive written agreements providing for any Company Acquisitions.

“Common Merger Consideration Shares” means 12,388,291 fully paid, validly issued and nonassessable SPAC Shares (provided that no fractional SPAC Shares shall be issued upon the conversion of Company Shares pursuant to this Agreement and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Surviving Company).

“Company Affiliate” means (a)(i) any direct or indirect shareholder, member, general or limited partner or other equity holder of the Company and (ii) any past, present or future director, officer, employee, incorporator, manager, controlling person, affiliate, subsidiary, portfolio company or Representative of, and any financing source or lender to, (A) the Company or any of its Subsidiaries or (B) any person referred to in the foregoing clause (a)(i) or (b) any of their respective heirs, executors, administrators, successors or assigns.

“Company Confidential Information” means all confidential or proprietary documents and information concerning the Target Companies or any of their respective Affiliates or Representatives furnished in connection with this Agreement or the Transactions; provided, however, that Company Confidential Information shall not include any information that, at the time of the disclosure to SPAC or its Representatives (a) was generally available publicly and was not disclosed in breach of this Agreement or (b) was previously known by such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.

“Company Convertible Securities” means, collectively, any other options, warrants or rights to subscribe for or purchase any capital shares of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any capital shares of the Company.

“Company Fundamental Warranties” means the representations and warranties contained in Section 5.1(a) (Organization and Standing), Section 5.2 (Authorization; Binding Agreement), Section 5.3 (Capitalization), Section 5.4 (Company Subsidiaries), Section 5.6(a) (Non-Contravention) and Section 5.26 (Finders and Brokers).

“Company Incentive Plan” means the Precision Aerospace Group, Inc. 2024 Omnibus Securities and Incentive Plan.

“Company Option” means each outstanding option (whether vested or unvested) to purchase Company Shares granted under the Company Incentive Plan.

“Company Owned IP” means all Intellectual Property owned by or exclusively licensed to any Target Company or purported to be owned by or exclusively licensed to the Target Companies, including the Company Registered IP.

“Company Shares” means the shares of common stock of the Company, par value $0.001 per share.

“Company Shareholder Approvals” means the approval and adoption of this Agreement and the Ancillary Documents to which the Company is a party by the affirmative vote or written consent of the Requisite Majority pursuant to the terms and subject to the conditions of the Company’s Organizational Documents and applicable Law.

“Company Subsidiaries” means each entity of which at least 50% of the capital stock or other equity or voting securities are Controlled or owned, directly or indirectly, by the Company.

“Company Transaction Expenses” means the aggregate amount of all fees, costs and expenses (whether or not yet invoiced), that have been incurred prior to the Closing by or on behalf of the Company, which the Company has agreed to pay or is otherwise liable for (including, if applicable, fees, costs and expenses of the managers, directors, officers, employees and consultants of the Company which the Company has agreed to pay or is otherwise liable for) in connection with the negotiation, execution, performance or consummation of this Agreement and the Ancillary Documents and the Transactions and that constitute fees, costs and expenses of third-party counsel, advisors, brokers, finders, consultants, investment bankers, accountants, auditors and experts, excluding any payments or benefits under any Company Benefit Plan.

“Consent” means any consent, approval, waiver, authorization, waiting period expiration or termination, or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

Annex A-62

“Contracts” means all binding contracts, agreements, arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other binding contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“Contributor” means all Persons who created, developed, or contributed to any Intellectual Property owned or purported to be owned by a Target Company.

“Contributor Agreement” means a Contract with a Contributor, pursuant to which the Contributor assigns to a Target Company all of the Contributor’s right, title and interest in and to (a) the Intellectual Property conceived, developed created or reduced to practice by such Contributor in connection with and within the scope of the employment or engagement of such Contributor by such Target Company, or (b) if such Contributor was not employed or engaged by a Target Company, the Intellectual Property purported to be owned by any Target Company that was conceived, developed, acquired, created, or reduced to practice by such Contributor.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing, a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 50% or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive 50% or more of the profits, losses, or distributions of the Controlled Person or (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person.

“Copyrights” means any intellectual property rights in any copyrights, works of authorship, (including copyrights in Software), databases, collections of data, and mask works, including all copyrights and sui generis rights therein, and all registrations, renewals, extensions or reversions thereof, and all moral rights, however denominated.

“Cost Accounting Standards” means the standards for identifying and allocating costs under government contracts, as required by 41 USC Subtitle I Chapter 15 Division B, and 48 CFR Parts 30 and 99, as applicable from time to time.

“Data Protection Laws” means the following legislations to the extent applicable: (a) national Laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC); (b) the General Data Protection Regulation (2016/679) (the “GDPR”) and any national Law supplementing the GDPR or any successor laws arising out of the withdrawal of a member state from the European Union, including the UK Data Protection Act 2018 (“DPA”), the UK General Data Protection Regulation as defined by the DPA as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019; and (c) all applicable Law concerning the privacy, protection, security, collection, storage, use, transfer, disclosure, destruction, alteration or other processing of Personal Data.

“Deferred Underwriting Fees” means any underwriting fees, commissions, discounts or other form of compensation paid or payable to the underwriters of SPAC’s initial public offering in connection with the completion of any of the Transactions.

“Environmental Law” means any Law in effect on or prior to the date hereof relating to (a) the protection of human health and safety (to the extent relating to exposure to Hazardous Materials), (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the use, storage, recycling, treatment, generation, transportation, processing, handling, labelling, production, Release or disposal of Hazardous Materials.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the regulations issued thereunder.

“Exchange” means any national securities exchange on which any SPAC Securities are listed or the requirements of which shall apply to SPAC in connection with the Transactions, and for this purpose shall include OTC Markets Group if any SPAC Securities are quoted thereon.

Annex A-63

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Shares” means the aggregate number of SPAC Shares to be issued as part of the Merger in accordance with Article I (including any Sponsor Performance Bonus Shares to be issued by SPAC post-Closing).

“Excluded Shares” means Company Shares and shares of Company Preferred Stock, if any, held in the treasury of the Company.

“Expense Cap” means $2,500,000 provided that the Expense Cap shall be calculated without including any Deferred Underwriting Fees or any capital raising fees (other than PIPE Investment Expenses), which will be deducted from gross proceeds raised.

“Facility Clearance” means a “FCL” as defined in the National Industry Security Program Operating Manual (“NISPOM”) at 32 CFR Part 117.3(a).

“Florida Business Corporation Act” means Chapter 607 of the Florida Statutes, or the Florida Business Corporation Act, as amended.

“Fraud Claim” means any claim based in whole or in part upon fraud (which means, with respect to any Person, the making of a statement of fact in the express representations and warranties set forth in this Agreement or any certificate delivered pursuant hereto, with the intent to deceive another Person and which requires the elements defined by Delaware common law) against the Person who committed a fraud, which such claim can only be brought by the Person alleged to have suffered from such alleged fraud. In no event shall fraud hereunder or a Fraud Claim include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Government Bid” means any bid, proposal, quote, or response to a solicitation that if accepted would lead to a Government Contract.

“Government Official” means, collectively, any officer, employee, official, representative, or any Person acting for or on behalf of any Governmental Authority or public international organization, any political party or official thereof and any candidate for political office.

“Government Contract” means any prime contract, subcontract, other transaction agreement, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract, or other similar arrangement of any kind, between the Target Companies, on the one hand, and (i) any Governmental Authority, (ii) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (iii) any subcontractor with respect to any contract of a type described in clauses (i) or (ii) above, on the other hand. A task, change, purchase, or delivery order under a Government Contract will not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental, regulatory or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Hazardous Material” means any chemical, waste, gas, liquid or other substance or material that is defined, listed, designated or regulated as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous waste,” “regulated substance,” “hazardous chemical,” or “toxic chemical” (or by any similar term) under any Environmental Law, or that could result in the imposition of Liability or responsibility for Remedial Action, under any Environmental Law, including petroleum and petroleum by-products or derivatives, asbestos or asbestos-containing materials, per- and polyfluoroalkyl substances, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Incidental Licenses” means, with respect to a Target Company, any of the following Contracts entered into in the ordinary course of business: (a) an incidental permitted use right to confidential information in a non-disclosure agreement; (b) Contributor Agreements; and (c) any non-exclusive license to Intellectual Property that is merely

Annex A-64

incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (i) sales or marketing or similar Contract that includes a license to use the Trademarks of a Target Company for the purposes of promoting the goods or services thereof; (ii) a Contract with a vendor that allows the vendor to identify a Target Company as a customer; (iii) a Contract to purchase or lease equipment or materials, such as a photocopier, computer, or mobile phone that also contains an incidental license to Intellectual Property; or (iv) license for the use of software that is preconfigured, preinstalled, or embedded on hardware or other equipment.

“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), including “earn-outs” and “seller notes” whether accrued or not, (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, in each case to the extent drawn, (d) all obligations of such Person under leases that should be classified as capital leases in accordance with GAAP, or any other accounting principles used by such Person, (e) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against and not settled, (f) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (g) all obligations secured by a Lien on any property of such Person and (h) all obligation described in clauses (a) through (g) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss. For the avoidance of doubt, “Indebtedness” shall exclude (i) any amounts included in Company Transaction Expenses (with respect to Indebtedness the Company) or SPAC Transaction Expenses (with respect to Indebtedness of SPAC), (ii) accounts payable to trade creditors or accrued expenses, in each case, arising in the ordinary course of business and that are not yet due and payable or are being disputed in good faith or (iii) the endorsement of negotiable instruments for collection in the ordinary course of business.

“Infringement” means, directly or indirectly (including secondarily, contributorily, by inducement or otherwise), the infringement, misappropriation, dilution, or other violation of the Intellectual Property of any Person. “Infringed” and “Infringing” mean the correlative of Infringement.

“Intellectual Property” means all intellectual property rights, including Patents, Trademarks, Internet domain names, Copyrights, Software, design rights, social media handles, Trade Secrets, and all other intellectual property of any kind or nature arising anywhere in the world.

“International Trade Laws” means any applicable (a) Sanctions; (b) U.S. export control Laws (including, without limitation, the International Traffic in Arms Regulations (22 CFR §§ 120-130, as amended), the Export Administration Regulations (15 CFR §§ 730-774, as amended) and any regulation, order, or directive promulgated, issued or enforced pursuant to such Laws); (c) Laws pertaining to imports and customs, including those administered by the Bureau of Customs and Border Protection in the U.S. Department of Homeland Security (and any successor thereof) and any regulation, order, or directive promulgated, issued or enforced pursuant to such Laws; (d) the anti-boycott Laws administered by the U.S. Department of Commerce and the U.S. Department of the Treasury; and (e) export, import and customs Laws of other countries in which the Target Companies or the SPAC have conducted and/or currently conduct business.

“Investment Company Act” means the U.S. Investment Company Act of 1940, as amended.

“IPO” means the initial public offering of the SPAC Public Units pursuant to the IPO Prospectus.

“IPO Prospectus” means the final prospectus of SPAC, dated as of November 25, 2024, and filed with the SEC on November 26, 2024 (File No. 333-281593).

“IT Systems” means all computers, computer systems, hardware, telecommunications and network equipment, firmware, Software, communication networks, interfaces, platforms, peripherals and data or information contained therein or transmitted thereby, and other informational technology assets, infrastructure, and equipment, software and industrial control systems, in each case, whether owned, leased or licensed by any of the Target Companies and used by or on the behalf of the Target Companies in their business as currently conducted.

Annex A-65

“Knowledge” means, with respect to (a) the Company, the actual knowledge of any person set forth on Section 12.1 of the Company Disclosure Schedules, (b) SPAC, the actual knowledge of any person set forth on Section 12.1 of the SPAC Disclosure Schedules, or (c) any other Party, (i) if an entity, the actual knowledge of its executive officers, directors or secretary, or (ii) if a natural person, the actual knowledge of such Party. No Party shall be deemed to have any other actual, imputed, or constructive knowledge regarding the subject matter of any of the relevant provisions.

“Law” means any federal, tribal, state, local, municipal, foreign or other law, statute, legislation, case law, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, Indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards).

“Lien” means any mortgage, pledge, security interest, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), or any filing or agreement to file a financing statement as debtor under applicable Law.

“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries to consummate the Transactions or to perform its obligations under this Agreement or the Ancillary Documents to which it is or will be party; provided, however, that for purposes of clause (a) above, any fact, event, occurrence, change or effect directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, facts, events, occurrences, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may or would have occurred a Material Adverse Effect: (i) general global, national, regional, state or local changes in the financial or securities markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets) or general economic or political or social conditions in the country or region in which such Person or any of its Subsidiaries do business, (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries operate, (iii) changes or proposed changed in GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements (or any interpretation thereof) applicable to any industry in which such Person and its Subsidiaries principally operate, (iv) conditions caused by acts of God, epidemic, pandemics (including COVID-19 or any mutation or variation thereof, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), terrorism, war (whether or not declared), natural or man-made disaster (including fires, flooding, earthquakes, hurricanes and tornados), civil unrest, terrorism or other force majeure or comparable events, (v) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein), (vi) changes attributable to the public announcement or pendency of the Transactions (including the impact thereof on relationships with customers, suppliers or employees), (vii) changes or proposed changes in applicable Law (or any interpretation thereof) after the date of this Agreement, (viii) any actions required to be taken, or required not to be taken, pursuant to the terms of this Agreement, (ix) in respect of the Company, any action taken by, or at the written request of, SPAC and in respect of SPAC, any action taken by, or at the written request of, the Company and (x) with respect to SPAC, the consummation and effects of the Redemption Rights; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i)-(iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person and its Subsidiaries, taken as a whole, compared to other participants in the industries and geographic location in which such Person or any

Annex A-66

of its Subsidiaries conducts its businesses (in which case only the incremental disproportionate impact may be taken into account). Notwithstanding the foregoing, with respect to SPAC, the aggregate amount redeemed pursuant to the Redemption Rights shall not be deemed to be a Material Adverse Effect on SPAC.

“Merger Consideration Shares” means the Common Merger Consideration Shares and the Preferred Merger Consideration Shares.

“Nasdaq” means The Nasdaq Stock Market LLC.

“NYSE American” means the NYSE American LLC.

“Order” means any order, decree, ruling, judgment, injunction, writ, binding determination or decision, verdict or judicial award that is or has been entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“Organizational Documents” means, with respect to any Person, its articles of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Patents” means any patents, utility models, and applications therefor (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, reissues, renewals, extensions, reexaminations, patents of addition, supplementary protection certificates, utility models, inventors’ certificates, and all foreign equivalents of any of the foregoing (including certificates of invention and any applications therefor)).

“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).

“Pending Acquisitions” means the Acquisitions set forth on Schedule 1.6(g).

“Pending Acquisition Shares” means the number of fully paid, validly issued and nonassessable SPAC Shares issuable with respect to each of the Pending Acquisitions.

“Per Share Common Merger Consideration” means a number of SPAC Shares equal to the Common Merger Consideration Shares divided by the aggregate number of Company Shares.

“Per Share Preferred Merger Consideration” means the Per Share Series A Preferred Merger Consideration, the Per Share Series B Preferred Merger Consideration, the Per Share Series C Preferred Merger Consideration and the Per Share Series D Preferred Merger Consideration, individually, as applicable, or collectively, as the context requires.

“Per Share Series A-C Preferred Stock Consideration” means a number of SPAC Shares equal to the Preferred Merger Consideration Shares divided by the aggregate number of each of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock of the Company respectively.

“Per Share Series D Preferred Stock Consideration” means a number of SPAC Shares equal to the Preferred Merger Consideration Shares divided by the aggregate Series D Preferred Stock.

“Performance Bonus Period” means the time period beginning on the Closing Date and ending on the date that is 5 years after the Closing Date.

“Permits” means all federal, state, local or foreign permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders issued by or filed with any Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not yet delinquent or (ii) being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP or other applicable accounting principles with respect thereto, (b) Liens imposed by operation of Law or non-monetary encumbrances that would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred, pledges or deposits made in the ordinary course of business in connection with worker’s compensation, unemployment insurance and other social security legislation, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens arising under this Agreement or any Ancillary Document, (f) such imperfections of title, easements, covenants,

Annex A-67

encumbrances, Liens, or other similar restrictions on real property that would not be reasonably expected to materially impair the current use or operations of the business of the Target Companies or any assets that are subject thereto, (g) materialmen’s, mechanic’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens, or deposits to obtain the release of such Liens, (h) restrictions on the transfer of securities imposed by applicable securities Laws, (i) zoning, building, land use, entitlement, conservation restrictions or other similar restrictions on real property, including rights of way and similar encumbrances identified on any surveys, and other land use and environmental regulations promulgated by Governmental Authorities, (j) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety, indemnity and appeal bonds, performance and fiduciary bonds and other obligations of a like nature, in each case in the ordinary course of business, (k) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, (l) any (i) statutory Liens in favor of any lessor or landlord, (ii) Liens set forth in leases, subleases, easements, licenses, rights of use, rights to access and rights-of-way or (iii) Liens benefiting or encumbering any superior estate, right or interest, (m) any Liens that are discharged or released at or prior to the Closing, (n) any purchase money Liens, equipment leases or similar financing arrangements, (o) the rights of lessors under leasehold interests or (p) Liens specifically identified on the consolidated balance sheet of the Target Companies.

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), company, limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Data” means (a) any information relating to an identified or identifiable natural person or that is reasonable capable of being used to identify a natural person or (b) any piece of information considered “personally identifiable information,” “personal information,” “personal data” or other comparable term under applicable Data Protection Laws.

“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property owned or leased by the Target Companies.

“PIPE Investment Expenses” means the aggregate amount of all reasonable and documented cash fees, costs and expenses, that (a) have been incurred prior to the Closing, (b) the Company and/or the SPAC have agreed to pay, reimburse or otherwise be liable for, and (c) are listed on Schedule 6.20(g), and with respect to the foregoing sub-paragraphs (a), (b) and (c), solely in connection with the negotiation, execution, performance or consummation of the PIPE Investment and not in connection with any other transaction (including, without limitation, any debt financing).

“Preferred Merger Consideration Shares” means the means the total of the aggregate Preferred Series A-C Merger Consideration Shares and the aggregate Preferred Series D Merger Consideration Shares.

“Preferred Series A-C Merger Consideration Shares” means 621,500 fully paid, validly issued and nonassessable SPAC Shares issuable in exchange for the aggregate number of shares of the Company Series A Preferred Stock, the Company Series B Preferred Stock and the Company Series C Preferred Stock (provided that no fractional SPAC Shares shall be issued upon the conversion of shares of Company Preferred Stock pursuant to this Agreement and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Surviving Company).

“Preferred Series D Merger Consideration Shares” means 300,000 fully paid, validly issued and nonassessable SPAC Shares issuable in exchange for the aggregate number of shares of the Company Series D Preferred Stock (provided that no fractional SPAC Shares shall be issued upon the conversion of shares of Company Preferred Stock pursuant to this Agreement and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of the Surviving Company).

“Preferred Stock Cash Payment” means $5.00 multiplied by the number of shares of Company Preferred Stock outstanding immediately prior to the Merger Effective Time, which constitutes the aggregate cash portion of the Per Share Preferred Merger Consideration.

“Preferred Stock Dividend Payment” means the aggregate amount of dividends due on the shares of Company Preferred Stock that have not been paid as of the Merger Effective Time.

“Personnel Security Clearance” means a “PCL” as defined in the NISPOM at 32 CFR Part 117.3(a).

Annex A-68

“Redeeming SPAC Share” means each share of SPAC Class A Ordinary Shares in respect of which the applicable holder thereof has validly exercised its Redemption Right (and not waived, withdrawn or otherwise lost such rights in accordance with the terms of the SPAC Charter and applicable Law).

“Redemption Amount” means the aggregate amount payable with respect to all Redeeming SPAC Shares.

“Redemption Rights” means the right of an eligible (as determined in accordance with the SPAC Charter) holder of SPAC Class A Ordinary Shares to redeem all or a portion of its SPAC Class A Ordinary Shares (in connection with the Transactions or otherwise) as set forth in the SPAC Charter.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, disposal, discharge, dispersal, escaping, dumping, or leaching into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Remedial Action” means all actions required by Environmental Law to (a) clean up, remove, treat, or in any other way address any Release of Hazardous Material, (b) prevent the Release of any Hazardous Material so it does not substantially endanger or threaten to substantially endanger public health or welfare or the environment, (c) perform pre-remedial studies and investigations or post-remedial monitoring and care or (d) correct a condition of material noncompliance with Environmental Laws.

“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.

“Requisite Majority” means the holders of at least a majority of (i) the outstanding Company Shares and shares of the Company Series A Preferred Stock, the Company Series B Preferred Stock, and the Company Series C Preferred Stock voting as a single class, (ii) the Company Shares, voting as a separate class, and (iii) each of the Company Series A Preferred Stock, the Company Series B Preferred Stock, the Company Series C Preferred Stock and the Company Series D Preferred Stock, each such Series of Company Preferred Stock voting as a separate class.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Governmental Authority of the United States, (including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of State, and the U.S. Department of Commerce), the United Nations Security Council, the European Union or any member state thereof, His Majesty’s Treasury of the United Kingdom, or any other Governmental Authority with jurisdiction over the Target Companies or the SPAC.

“Sanctioned Person” means any Person that is the subject or target of any Sanctions, including any Person: (a) named in any Sanctions-related list maintained by the U.S. Department of State; the U.S. Department of Commerce, including the Bureau of Industry and Security’s Entity List and Denied Persons List; or the U.S. Department of the Treasury, including the OFAC Specially Designated Nationals and Blocked Persons List, the Sectoral Sanctions Identifications List, and the Foreign Sanctions Evaders List; or any similar list maintained by the United Nations Security Council, the European Union or any member state thereof, His Majesty’s Treasury of the United Kingdom, or any other Governmental Authority with jurisdiction over the Target Companies or the SPAC; (b) located, organized or resident in a country, territory or geographical region which is itself the subject or target of any comprehensive Sanctions (a “Sanctioned Jurisdiction”) (including, without limitation, Cuba, Iran, North Korea, the Crimea, Donetsk, and Luhansk regions of Ukraine, and prior to July 1, 2025, Syria); (c) the government of a Sanctioned Jurisdiction or the Government of Venezuela; or (d) owned 50% or more or controlled by any such Person or Persons described in the foregoing clauses (a)-(c).

“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Software” means all websites, computer software and firmware (including source code, executable code, data, databases, user interfaces, algorithms and related documentation).

“SPAC Affiliate” means (a) any direct or indirect shareholder, member, general or limited partner, other equity holder of SPAC or any other Person that, directly or indirectly, controls, is controlled by or is under direct or indirect common control with SPAC, including the Sponsor, (b) after the Closing, the Company or any of its

Annex A-69

Subsidiaries and (c) any past, present or future director, officer, employee, incorporator, manager, controlling person, affiliate, subsidiary, portfolio company or Representative of, and any financing source or lender to (i) SPAC, (ii) after the Closing, SPAC or its Subsidiaries (including the Target Companies and their respective Subsidiaries) or (iii) any person referred to in the foregoing clause (a) or (b) any of their respective heirs, executors, administrators, successors or assigns. For purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “common control with”), shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of SPAC or such Person.

“SPAC Charter” means the amended and restated memorandum of articles and association of SPAC dated November 27, 2024, as the same may be amended or modified from time to time after the date hereof.

“SPAC Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of SPAC.

“SPAC Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of SPAC.

“SPAC Confidential Information” means all confidential or proprietary documents and information concerning SPAC or any of its Representatives; provided, however, that SPAC Confidential Information shall not include any information which, at the time of the disclosure to the Company or any of its Affiliates or Representatives, (a) was generally available publicly and was not disclosed in breach of this Agreement or (b) was previously known by such receiving Party without violation of Law or any confidentiality obligation by the Person receiving such SPAC Confidential Information. For the avoidance of doubt, from and after the Closing, SPAC Confidential Information will include the confidential or proprietary information of the Target Companies.

“SPAC Fundamental Warranties” means the warranties contained in Section 3.1 (Organization and Standing), Section 3.2 (Authorization; Binding Agreement), Section 3.4(a) (Non-Contravention), Section 3.5 (Capitalization), Section 3.16 (Finders and Brokers), and Section 3.20 (Trust Account).

“SPAC IPO Legal Expenses” means the aggregate amount of all outstanding legal fees incurred by SPAC in connection with its initial public offering.

“SPAC Private Warrant” means a warrant of SPAC entitling the holder thereof to purchase one SPAC Class A Ordinary Share in accordance with terms of the Warrant Agreement with respect to the placement warrants of SPAC.

“SPAC Public Unit” means a unit consisting of one SPAC Class A Ordinary Share and one-half of one whole warrant to purchase one Class A Ordinary Share issued in the SPAC IPO.

“SPAC Redeemable Warrant” means a warrant of SPAC entitling the holder thereof to purchase one SPAC Class A Ordinary Share in accordance with terms of the Warrant Agreement with respect to the redeemable warrants of SPAC.

“SPAC Securities” means the SPAC Units, the SPAC Shares, and the SPAC Warrants, collectively.

“SPAC Shares” means the SPAC Class A Ordinary Shares and, after the Merger Effective Time, the shares of common stock of SPAC.

“SPAC Transaction Expenses” means the aggregate amount of all fees, costs and expenses (whether or not yet invoiced), that have been incurred prior to the Closing by or on behalf of SPAC, that SPAC has agreed to pay or is otherwise liable for (including, if applicable, fees, costs and expenses of the managers, directors, officers, employees and consultants of SPAC which SPAC has agreed to pay or is otherwise liable for) in connection with the negotiation, execution, performance or consummation of this Agreement and the Ancillary Documents and the Transactions and that constitute fees, costs and expenses of third-party counsel, advisors, brokers, finders, consultants, investment bankers, accountants, auditors and experts, provided, that SPAC Transaction Expenses shall not include Deferred Underwriting Fees and the SPAC IPO Legal Expenses.

“SPAC Unit” means a unit consisting of one SPAC Class A Ordinary Share and one-half of one SPAC Redeemable Warrant, including the units initially issued in the SPAC IPO, the private placement conducted concurrently with the SPAC IPO, and any units issued upon conversion of SPAC working capital loans pursuant to the terms thereof.

“SPAC Warrants” means the SPAC Private Warrants and SPAC Redeemable Warrants, collectively.

“Specified Acquisition” means any Pending Acquisition or Company Acquisition.

Annex A-70

“Sponsor” means FACT II Acquisition LLC, a Cayman Islands limited liability company.

“Subsidiary” means, with respect to any Person, any corporation, company, partnership, association or other business entity of which (a) if a corporation or company, a majority of the total voting power of capital shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.

“Target Companies” means, collectively, all of the Company and the Company Subsidiaries and “Target Company” means any of them.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information and any amendments thereof) filed or required to be filed with a Governmental Authority in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) any and all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, capital stock, ad valorem, value added tax, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat, unclaimed property, sales, use, transfer, or registration taxes and other governmental charges, duties, levies, alternative or add-on minimum, estimated and other similar charges, in each case, imposed by a Governmental Authority, and including any interest, penalty, or addition thereto, whether disputed or not, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“Trade Secrets” means any trade secrets, and any other intellectual property rights arising under applicable Law, in confidential or proprietary information, concepts, ideas, designs, technology, research or development information, processes, procedures, techniques, formulae technical information, specifications, methods, know-how, data, discoveries, rights in software and inventions.

“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, designs, service marks, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration, extensions, and renewal thereof.

“Trading Day” means any day on which SPAC Shares are actually traded on the principal securities exchange or securities market on which SPAC Shares are then traded.

“Transaction Expenses” means, collectively, the SPAC Transaction Expenses, Company Transaction Expenses.

“Treasury Regulations” means the regulations (including temporary regulations) promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.

“Triggering Event I” means the date on which the Sponsor or any of its Representatives secures research coverage for the Company, so long as the date on which such research coverage is obtained is prior to the later of: (a) the date that is 180 days after the Closing Date or (b) the date on which the Surviving Company files its second periodic report on Form 10-Q or Form 10-K after the Closing Date.

Annex A-71

“Triggering Event II” means the date on which the volume-weighted average trading sale price of one SPAC Share on The Nasdaq Capital Market (or such other Exchange on which the SPAC Shares are then listed) is greater than or equal to $15.00 (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the SPAC Shares occurring on or after the Closing) for any 20 Trading Days within any 30 consecutive Trading Day period within the Performance Bonus Period but after the expiration period applicable to restrictions on the transfer of SPAC Shares set forth in the Sponsor Lock-Up Agreement.

“Triggering Event” means any or each of Triggering Event I, Triggering Event II, and Triggering Event III, as applicable.

“Trust Account” means the trust account established by SPAC for the benefit of its public shareholders with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.

“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of November 25, 2024, as it may be amended (including to accommodate the Merger), by and between SPAC and the Trustee.

“Trustee” means Odyssey Transfer and Trust Company, a Minnesota corporation, in its capacity as trustee under the Trust Agreement.

“Warrant Agreement” means the Warrant Agreement by and between SPAC and Odyssey Transfer and Trust Company, as warrant agent, dated November 25, 2024.

[Signature Pages Follow]

Annex A-72

IN WITNESS WHEREOF, the following Parties have caused this Agreement to be duly executed as of the date first above written.

SPAC:
FACT II Acquisition Corp.
By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer
SPONSOR:
FACT II Acquisition LLC
By: FACT II Acquisition Parent LLC, its Manager
By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Manager
Merger Sub:
PATRIOT MERGER SUBSIDIARY, INC.
By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Annex A-73

IN WITNESS WHEREOF, the following Parties have caused this Agreement to be duly executed as of the date first above written.

Company:
Precision Aerospace & Defense Group, Inc.
By:	/s/ Maynard J. Hellman
Name:	Maynard J. Hellman
Title:	Board Chairman

[Signature Page to Business Combination Agreement]

Annex A-74

Annex B

VOTING AND Support AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of November 26, 2025 (this “Agreement”), is made and entered into by and among Precision Aerospace & Defense Group, Inc., a Florida corporation (the “Company”), FACT II Acquisition Corp., a Cayman Islands exempted company (“SPAC”), FACT II Acquisition LLC, a Cayman Islands limited liability company (the “Shareholder”).

WHEREAS, the Company and SPAC are, on or around the date of this Agreement, entering into a Business Combination Agreement (as the same may be amended, restated and/or supplemented from time to time, the “Business Combination Agreement”), whereby among other matters, Merger Sub will be merged with and into the Company, with the Company surviving such Merger as a wholly owned subsidiary of SPAC (the “Merger”);

WHEREAS, the Shareholder is, as of the date of this Agreement, the sole legal owner of the number of SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and SPAC Units set forth opposite the Shareholder’s name on Schedule A hereto (such SPAC Class A Ordinary Shares, SPAC Class B Ordinary Shares and SPAC Units (collectively, the “SPAC Shares”) (a) issued or otherwise distributed to the Shareholder pursuant to any stock dividend or distribution, (b) resulting from any change in any of the SPAC Shares by reason of any share split, recapitalization, combination, exchange of shares or the like, (c) the ownership of record or power to vote (including, without limitation, by proxy or power of attorney) of which is acquired by the Shareholder, including by exchange or conversion of any other security, or (d) as to which the Shareholder acquires the right to vote or share in the voting, in each case after the date of this Agreement and during the term of this Agreement being collectively referred to as the “Subject Shares”); and

WHEREAS, as a condition to their willingness to enter into the Business Combination Agreement, inclusive of the Merger, SPAC and the Company have requested that the Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, agree as follows:

1. DEFINITIONS; INTERPRETATION; EFFECTIVE DATE

1.1 Definitions; Interpretation. Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in the Business Combination Agreement, and this Agreement shall be interpreted, construed and applied in accordance with the rules of construction set forth in Section 1.2 of the Business Combination Agreement.

1.2 Effective Date. This Agreement shall have effect from the date first written above.

2. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

The Shareholder represents and warrants to SPAC and the Company as of the date of this Agreement as follows:

2.1 Organization. The Shareholder has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite corporate or other legal entity power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Shareholder is duly licensed or qualified and in good standing (to the extent such concept is applicable in the Shareholder’s jurisdiction of organization) as a foreign corporation or company (or other entity, if applicable) in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in the Shareholder’s jurisdiction of organization), as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of the Shareholder to consummate the transactions contemplated by the Business Combination Agreement.

Annex B-1

2.2 Due Authorization. The Shareholder has all requisite corporate or other legal entity power and authority to (a) execute and deliver this Agreement and the contemplated documents, and (b) consummate the contemplated transactions and perform all obligations to be performed by it. The execution and delivery of this Agreement and the contemplated documents and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors (or an equivalent body) and/or shareholders of the Shareholder and no other company proceeding on the part of the Shareholder is necessary to authorize this Agreement and the contemplated documents. This Agreement has been duly and validly executed and delivered by the Shareholder, and this Agreement constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

2.3 No Conflict. The execution and delivery of this Agreement by the Shareholder and the other contemplated documents by the Shareholder and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a) violate or conflict with any provision of, or result in the breach of or default under the Organizational Documents of the Shareholder;

(b) violate or conflict with any provision of, or result in the breach of, or default under, or require any consent, waiver, exemption or approval under, any applicable Law or Order applicable to the Shareholder;

(c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, require any consent, cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any Contract to which the Shareholder is a party or by which the Shareholder may be bound; or

(d) result in the creation of any Lien upon any of the properties or assets of the Shareholder;

except, in the case of clauses (b) through (d), only to the extent that the occurrence of the foregoing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of the Shareholder to consummate the transactions contemplated by the Business Combination Agreement.

2.4 Ownership of Shares. The Shareholder is the sole legal and beneficial owner of the SPAC Shares set forth opposite the Shareholder’s name on Schedule A hereto, and all such SPAC Shares are owned by the Shareholder free and clear of all Liens, other than any forward purchase agreement or similar arrangements in existence as of the date of this Agreement and the material terms of which have been disclosed to the Company or its counsel or Liens under the Organizational Documents of the Organizational Documents of SPAC, this Agreement or any other Ancillary Document or applicable securities laws. The Shareholder does not own legally or beneficially any securities of SPAC other than the SPAC Shares set forth opposite the Shareholder’s name on Schedule A hereto. The Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by the Organizational Documents of SPAC, this Agreement or the Ancillary Documents.

2.5 Business Combination Agreement. The Shareholder understands and acknowledges that SPAC and the Company will be entering into the Business Combination Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement. The Shareholder has received a copy of the substantially finalized Business Combination Agreement delivered to the Shareholder on or about November 22, 2025, is familiar with the provisions of the Business Combination Agreement, and has consented to (and consents to) SPAC’s entry into the Business Combination Agreement.

2.6 Adequate Information. The Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon SPAC or the Company and based on such information as the Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Shareholder acknowledges

Annex B-2

that SPAC and the Company have not made and do not make any representation or warranty to the Shareholder, whether express or implied, of any kind or character except as expressly set forth in this Agreement, the Business Combination Agreement or the Ancillary Documents. The Shareholder acknowledges that the agreements with respect to the Subject Shares held by the Shareholder are irrevocable.

2.7 Restricted & Control Securities. The Shareholder understands that the SPAC Shares that it may receive in connection with the Transactions, including upon exercise, settlement, conversion or exchange of any other securities received in connection with the Transactions, may be “restricted securities” under applicable U.S. federal and state securities laws and “control securities” as such term is used under Rule 144 promulgated under the Securities Act, and that, under these laws, the Shareholder must hold such SPAC Shares indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available.

2.8 Litigation and Proceedings.

(a) There are no pending Legal Proceedings against the Shareholder; and

(b) There is no outstanding Order imposed upon the Shareholder or any of the Shareholder’s Subsidiaries (if applicable); nor are any properties or assets of the Shareholder or any of the Shareholder’s Subsidiaries’ respective businesses (if applicable) bound or subject to any Order;

except, in each case, as would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of the Shareholder to execute this Agreement and consummate the contemplated Transactions.

2.9 Brokers Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission from SPAC, the Company or any of their respective Subsidiaries in connection with the transactions contemplated by the Business Combination Agreement based upon the commitment made by the Shareholder named herein or any of its Affiliates.

3. SUPPORT FOR BUSINESS COMBINATION

The Shareholder covenants and irrevocably undertakes to the Company and SPAC during the term of this Agreement as follows:

3.1 Agreement to Vote in Favor of Transactions. At any meeting of the shareholders of SPAC called, held or convened to seek the approval of the shareholders of SPAC, or at any adjournment or postponement, or in connection with any written consent of the shareholders of SPAC or in any other circumstances upon which a vote, consent, waiver or other approval with respect to the Business Combination Agreement, the Merger or any Ancillary Document required by the Business Combination Agreement is sought or required (the “SPAC Shareholder Approval”), the Shareholder shall:

(a) if a meeting is held, appear at such meeting (in person or, where proxies are permitted, by proxy) or otherwise cause its Subject Shares to be counted as present at such meeting for purposes of establishing a quorum;

(b) vote or cause to be voted (including by class vote and/or written consent or resolution, if applicable) the Subject Shares in favor of granting the SPAC Shareholder Approval or, if there are insufficient votes in favor of granting the SPAC Shareholder Approval, in favor of the adjournment or postponement of such meeting of the shareholders of SPAC to a later date; and

(c) in other circumstances in which a vote, consent, election or approval is required or sought under the Organizational Documents or any Contract of SPAC or otherwise, in respect of any Transaction, so vote (in person or by proxy), consent, elect or approve including with respect to any conversion of its Subject Shares.

Annex B-3

3.2 Agreement to Vote Against Other Matters. At any meeting of shareholders of SPAC or at any adjournment or postponement, or in connection with any written consent of the shareholders of SPAC or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares (including by withholding class vote and/or written consent, if applicable) against:

(a) any business combination agreement, merger agreement or amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC or any public offering of securities of SPAC (in each case, other than in connection with the Business Combination Agreement, the Merger, and related Transactions);

(b) any Alternative Transaction; and

(c) any amendment of the Organizational Documents of SPAC or Contracts, or other proposal or transaction involving SPAC, which amendment or other proposal or transaction would be reasonably likely to, in any such case materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company or SPAC of, prevent or nullify any provision of the Business Combination Agreement or any other Ancillary Document, the Merger, or change in any manner the voting rights of any class of SPAC’s share capital.

3.3 Revoke Other Proxies. The Shareholder represents and warrants that any proxies or powers of attorney heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies have been or are revoked.

3.4 Irrevocable Power of Attorney. The Shareholder irrevocably and unconditionally grants to, and appoints, in the event that the Shareholder shall for whatever reason fail to perform any of its obligations under Section 3.1 or Section 3.2, SPAC and any individual designated in writing by SPAC, and each of them individually, as the Shareholder’s lawful attorney and proxy (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares in a manner consistent with Section 3.1 or Section 3.2, as applicable (the “Irrevocable Power of Attorney”), and execute, deliver and take on each the Shareholder’s behalf and in the name of the Shareholder, all deeds, documents, and steps necessary for obtaining the SPAC Shareholder Approval as contemplated in Section 3.1. The Shareholder understands and acknowledges that SPAC and the Company are entering into the Business Combination Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement. The Shareholder affirms that the Irrevocable Power of Attorney is given in connection with the execution of the Business Combination Agreement, and that such irrevocable power of attorney is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder further affirms that the Irrevocable Power of Attorney is coupled with a proprietary interest and may under no circumstances be revoked. The Shareholder ratifies and confirms all that the Irrevocable Power of Attorney may lawfully do or cause to be done by virtue. The Irrevocable Power of Attorney granted shall only terminate upon the termination of this Agreement.

3.5 Waiver of Dissent Rights. The Shareholder shall not apply to any Governmental Authority claiming that the SPAC Shareholder Approval, Business Combination Agreement, Merger or any other Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any member, shareholder or holder of debentures of the Company, SPAC or any other Person. The Shareholder shall not commence, join in, facilitate, assist or encourage any claim or action challenging the validity of this Agreement, the Business Combination Agreement or the Merger or alleging any breach of any Law or duty in connection with the Transactions or alleging that the SPAC Shareholder Approval, Merger, Business Combination Agreement or any other Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any member, shareholder or holder of debentures of the Company or any other Person.

3.6 Waiver of Certain Rights. Each Shareholder hereby waives, and agrees not to assert or perfect or otherwise demand performance of, any and all preemptive rights, rights of first refusal, co-sale rights or any other rights to acquire any equity security of the Company or limit the ability of any other shareholder of the Company to transfer its equity securities of the Company in connection with the Transactions, to the extent such right arose prior to the Expiration Time.

Annex B-4

3.7 No Pre-Closing Transfer. Other than pursuant to this Agreement or as expressly contemplated by the Business Combination Agreement, from the date of this Agreement and until the earlier of (a) the Closing under the Business Combination Agreement or (b) the valid termination of the Business Combination Agreement (the earliest of (a) and (b), the “Expiration Time”), the Shareholder shall not:

(a) directly or indirectly, (i) sell, offer to sell, exchange, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge, swap, convert or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or (ii) enter into any Contract, option or other binding arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person;

(b) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including under any loan of Subject Shares) with respect to any Subject Shares, or enter into any other Contract with respect to any Subject Shares that would prohibit or prevent the satisfaction of its obligations under this Agreement;

(c) take any action that would make any representation or warranty of the Shareholder untrue or incorrect, or have the effect of preventing or disabling the Shareholder or the SPAC from performing its obligations;

(d) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained untrue or incorrect or would have the effect of preventing or delaying the Shareholder from performing any of its obligations; or

(e) publicly announce any intention to effect any such transaction specified in this Section 3.7.

Any action attempted to be taken in violation of this Section 3.7 will be null and void.

3.8 New Shares. In the event that (a) any securities of SPAC are issued to the Shareholder after the date of this Agreement through the Expiration Time pursuant to any stock dividend, stock split, distribution, recapitalization, reclassification, combination, conversion or exchange of the SPAC Shares of, on or affecting the SPAC Shares owned by the Shareholder otherwise, (b) the Shareholder purchases or otherwise acquires beneficial ownership of any SPAC Shares or other equity securities of SPAC after the date of this Agreement, or (c) the Shareholder acquires the right to vote or share in the voting of any SPAC Shares or other equity securities of SPAC after the date of this Agreement through the Expiration Time, including upon the exercise of any Company Option (such SPAC Shares or other equity securities of SPAC, collectively the “New Securities”), then, such New Securities acquired or purchased by the Shareholder shall be deemed Subject Shares and shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by the Shareholder as of the date hereof.

3.9 No Solicitation by the Shareholder. From the date of this Agreement until the Expiration Time, the Shareholder shall not, and shall direct its Representatives not to, directly or indirectly:

(a) solicit, initiate or pursue any inquiry, indication of interest, proposal or offer relating to an Acquisition Proposal;

(b) participate in or continue any discussions or negotiations with any third party with respect to, or furnish or make available, any information concerning the Company or any of its Subsidiaries to any third party relating to an Acquisition Proposal or provide to any third-party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case for the purpose of encouraging or facilitating an Acquisition Proposal;

(c) enter into any binding understanding, binding arrangement, acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement with respect to an Alternative Transaction; or

Annex B-5

(d) grant any waiver, amendment or release under any confidentiality agreement or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make, an Acquisition Proposal.

From and after the date of this Agreement, the Shareholder shall, and shall instruct and cause its Representatives to, immediately cease and terminate all discussions and negotiations with any Persons (other than SPAC and its Representatives) with respect to an Alternative Proposal.

4. OTHER AGREEMENTS

4.1 Validity of other Agreements. For avoidance of doubt, nothing in this Agreement, the Business Combination Agreement or any Ancillary Document shall affect the continuing validity, in accordance with their respective terms, of any rights that the Shareholder or SPAC or its Subsidiaries may have in relation to (i) any employment agreements or arrangements between the Shareholder and SPAC or any Subsidiary, (ii) ordinary course agreements between SPAC or any of its Subsidiaries and the Shareholder as a consumer of SPAC’s services on arm’s length terms in ordinary course of business consistent with past practice, or (iii) any indemnification, advancement of expenses and exculpation rights of any party set forth in the documents described in the foregoing clauses (i) and (ii).

4.2 Disclosure.

(a) The Shareholder shall be bound by and comply with the Confidentiality Agreement, April 17, 2025, between SPAC and the Company (the “Confidentiality Agreement”) and Section 6.16 (Public Announcements) of the Business Combination Agreement (including any relevant defined terms used in such Confidentiality Agreement and provision) as if the Shareholder was an original signatory to the Confidentiality Agreement and Business Combination Agreement with respect to such provisions.

(b) The Shareholder authorizes the Company and SPAC to publish and disclose in any announcement or disclosure required by the SEC or under any applicable Law the Shareholder’s identity and ownership of Subject Shares, the nature of the Shareholder’s obligations under this Agreement and (if deemed appropriate by the Company and SPAC) a copy of this Agreement. The Shareholder will promptly provide any information reasonably requested by the Company and SPAC for any regulatory application or filing made or approval sought in connection with the Transactions.

4.3 Termination. This Agreement shall terminate and be of no further force or effect upon the earliest of (i) the Expiration Time and (ii) the Effective Time (provided, however, that upon such termination, Section 3.5 and Section 3.6 shall survive in accordance with its terms, and this Article 4 shall survive indefinitely), and upon such termination, no party shall have any liability other than for its willful and material breach of this Agreement before such termination; provided, however, that the termination of this Agreement shall not relieve or release any party hereto from any obligations or liabilities arising out of such party’s willful breach of this Agreement prior to such termination or intentional fraud in the making of the representations and warranties in this Agreement.

4.4 Further Assurances. The Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as SPAC or the Company may reasonably request for the purpose of effectively carrying out the transactions and the Shareholder’s obligations contemplated by this Agreement, the Business Combination Agreement and the other Ancillary Documents, and (ii) refrain from exercising any veto right, consent right or similar right under the Organizational Documents of SPAC which would materially impede, disrupt, prevent or otherwise adversely affect the consummation of the Transactions contemplated by the Business Combination Agreement and each Ancillary Documents. If the Shareholder acquires record or beneficial ownership of any Subject Shares following the date of this Agreement (or becomes aware, following the date of this Agreement, of its record or beneficial ownership of any Subject Shares as of the date of this Agreement, which shares are not already set forth on Schedule A), the Shareholder shall promptly notify the Company and SPAC, and Schedule A shall be updated to reflect the Shareholder’s ownership of such additional Subject Shares.

4.5 Shareholder Parties. The Shareholder signs this Agreement solely in the Shareholder’s capacity as a shareholder of SPAC, and not in any other capacity.

Annex B-6

4.6 Several and Not Joint Obligations. The representations, warranties, covenants, agreements, obligations and liability of the Shareholder party to this Agreement shall be several, and not joint. Notwithstanding any other provision of this Agreement, in no event will the Shareholder be liable for any other Person’s breach of such other Person’s representations, warranties, covenants, or agreements contained in this Agreement, the Business Combination Agreement or any Ancillary Document.

4.7 Notice. All notices and other communications shall be in writing and shall be deemed given if delivered to SPAC or the Company in accordance with Section 11.1 of the Business Combination Agreement and to the Shareholder at its address set forth on Schedule A (or at such other address for a party as shall be specified by like notice).

4.8 Miscellaneous. The provisions of Article XI of the Business Combination Agreement are incorporated by reference, mutatis mutandis, as if set forth in full in this Agreement.

[signature pages follow]

Annex B-7

IN WITNESS WHEREOF, the undersigned have caused this Agreement to duly executed as of the date above.

SPAC:
FACT II Acquisition Corp.
By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer
Company:
Precision Aerospace & Defense Group, Inc.
By:	/s/ Maynard J. Hellman
Name:	Maynard J. Hellman
Title:	Chairman
SHAREHOLDER:
fACT II ACQUISITION LLC
By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Manager

Annex B-8

SCHEDULE A

SHAREHOLDER DETAILS

Annex B-9

Annex C

FORM OF VOTING AND Support AGREEMENT

This VOTING AND SUPPORT AGREEMENT, dated as of [      ], 2025 (this “Agreement”), is made and entered into by and among Precision Aerospace & Defense Group, Inc., a Florida corporation (the “Company”), FACT II Acquisition Corp., a Cayman Islands exempted company (“SPAC”), and [      ] (the “Shareholder”).

WHEREAS, the Company and SPAC have entered into a Business Combination Agreement (as the same may be amended, restated and/or supplemented from time to time, the “Business Combination Agreement”), dated as of November 26, 2025, whereby among other matters, Merger Sub will be merged with and into the Company, with the Company surviving such Merger as a wholly owned subsidiary of SPAC (the “Merger”);

WHEREAS, the Shareholder is, as of the date of this Agreement, the sole legal owner of the number of the Company Shares and/or shares of Company Preferred Stock set forth opposite the Shareholder’s name on Schedule A hereto (such Company Shares and/or shares of Company Preferred Stock (a) issued or otherwise distributed to the Shareholder pursuant to any stock dividend or distribution, (b) resulting from any change in any of the Company Shares and or/shares of Company Preferred Stock by reason of any share split, recapitalization, combination, exchange of shares or the like, (c) the ownership of record or power to vote (including, without limitation, by proxy or power of attorney) of which is acquired by the Shareholder, including by exchange or conversion of any other security, or (d) as to which the Shareholder acquires the right to vote or share in the voting, in each case after the date of this Agreement and during the term of this Agreement being collectively referred to as the “Subject Shares”); and

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, agree as follows:

1. DEFINITIONS; INTERPRETATION; EFFECTIVE DATE

1.1 Definitions; Interpretation. Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in the Business Combination Agreement, and this Agreement shall be interpreted, construed and applied in accordance with the rules of construction set forth in Section 1.2 of the Business Combination Agreement.

1.2 Effective Date. This Agreement shall have effect from the date first written above.

2. REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDERS

The Shareholder represents and warrants to SPAC and the Company as of the date of this Agreement as follows:

2.1 Organization. If the Shareholder is not a natural person, the Shareholder has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of organized and has the requisite corporate or other legal entity power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. The Shareholder is duly licensed or qualified and in good standing (to the extent such concept is applicable in the Shareholder’s jurisdiction of organization) as a foreign corporation or company (or other entity, if applicable) in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in the Shareholder’s jurisdiction of organization), as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of the Shareholder to consummate the transactions contemplated by the Business Combination Agreement.

2.2 Due Authorization. If the Shareholder is not a natural person, the Shareholder has all requisite corporate or other legal entity power and authority to (a) execute and deliver this Agreement and the contemplated documents, and (b) consummate the contemplated transactions and perform all obligations to be performed by it. If the Shareholder is not a natural person, the execution and delivery of this Agreement and the contemplated documents and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the board of directors (or an equivalent body) and/or shareholders of the Shareholder and no other company

Annex C-1

proceeding on the part of the Shareholder is necessary to authorize this Agreement and the contemplated documents. If the Shareholder is a natural person, the Shareholder has full legal capacity, right and authority to (i) execute and deliver this Agreement and the contemplated documents, and (ii) to consummate the contemplated transactions. This Agreement has been duly and validly executed and delivered by the Shareholder, and this Agreement constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

2.3 No Conflict. The execution and delivery of this Agreement by the Shareholder and the other contemplated documents by the Shareholder and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a) violate or conflict with any provision of, or result in the breach of or default under the Organizational Documents of the Shareholder (if the Shareholder is not a natural person);

(b) violate or conflict with any provision of, or result in the breach of, or default under, or require any consent, waiver, exemption or approval under, any applicable Law or Order applicable to the Shareholder;

(c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, require any consent, cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any Contract to which the Shareholder is a party or by which the Shareholder may be bound; or

(d) result in the creation of any Lien upon any of the properties or assets of the Shareholder;

except, in the case of clauses (b) through (d), only to the extent that the occurrence of the foregoing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of the Shareholder to consummate the transactions contemplated by the Business Combination Agreement.

2.4 Ownership of Shares. The Shareholder is the sole legal and beneficial owner of the Company Shares and/or shares of Company Preferred Stock set forth opposite the Shareholder’s name on Schedule A hereto, and all such Company Shares and/or shares of Company Preferred Stock are owned by the Shareholder free and clear of all Liens, other than any forward purchase agreement or similar arrangements in existence as of the date of this Agreement and the material terms of which have been disclosed to SPAC or its counsel or Liens under the Organizational Documents of the Company, this Agreement or any other Ancillary Document or applicable securities laws. The Shareholder does not own legally or beneficially any securities of the Company other than the Company Shares and/or shares of Company Preferred Stock set forth opposite the Shareholder’s name on Schedule A hereto. The Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by the Organizational Documents of the Company, this Agreement or the Ancillary Documents.

2.5 Business Combination Agreement. The Shareholder has received a copy of the Business Combination Agreement, is familiar with the provisions of the Business Combination Agreement, and has consented to (and consents to) the Company’s entry into the Business Combination Agreement.

2.6 Adequate Information. The Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon SPAC or the Company and based on such information as the Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Shareholder acknowledges that SPAC and the Company have not made and do not make any representation or warranty to the Shareholder, whether express or implied, of any kind or character except as expressly set forth in this Agreement, the Business Combination Agreement or the Ancillary Documents. The Shareholder acknowledges that the agreements with respect to the Subject Shares held by the Shareholder are irrevocable.

Annex C-2

2.7 Restricted & Control Securities. The Shareholder understands that the SPAC Shares that it may receive in connection with the Transactions, including upon exercise, settlement, conversion or exchange of any other securities received in connection with the Transactions, may be “restricted securities” under applicable U.S. federal and state securities laws and, if the Shareholder is an affiliate of SPAC, “control securities” as such term is used under Rule 144 promulgated under the Securities Act, and that, under these laws, the Shareholder must hold such SPAC Shares indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available.

2.8 Litigation and Proceedings.

(a) There are no pending Legal Proceedings against the Shareholder; and

(b) There is no outstanding Order imposed upon the Shareholder or any of the Shareholder’s Subsidiaries (if applicable); nor are any properties or assets of the Shareholder or any of the Shareholder’s Subsidiaries’ respective businesses (if applicable) bound or subject to any Order;

except, in each case, as would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of the Shareholder to execute this Agreement and consummate the contemplated Transactions.

2.9 Brokers Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission from SPAC, the Company or any of their respective Subsidiaries in connection with the transactions contemplated by the Business Combination Agreement based upon the commitment made by the Shareholder named herein or any of its Affiliates.

3. SUPPORT FOR BUSINESS COMBINATION

The Shareholder covenants and irrevocably undertakes to the Company and SPAC during the term of this Agreement as follows:

3.1 Agreement to Vote in Favor of Transactions. At any meeting of the shareholders of the Company called, held or convened to seek the approval of the shareholders of the Company, or at any adjournment or postponement, or in connection with any written consent of the shareholders of the Company or in any other circumstances upon which a vote, consent, waiver or other approval with respect to the Business Combination Agreement, the Merger or any Ancillary Document required by the Business Combination Agreement is sought or required (the “Company Shareholder Approval”), the Shareholder shall:

(a) if a meeting is held, appear at such meeting (in person or, where proxies are permitted, by proxy) or otherwise cause its Subject Shares to be counted as present at such meeting for purposes of establishing a quorum;

(b) vote or cause to be voted (including by class vote and/or written consent or resolution, if applicable) the Subject Shares in favor of granting the Company Shareholder Approval or, if there are insufficient votes in favor of granting the Company Shareholder Approval, in favor of the adjournment or postponement of such meeting of the shareholders of the Company to a later date; and

(c) in other circumstances in which a vote, consent, election or approval is required or sought under the Organizational Documents or any Contract of the Company or otherwise, in respect of any Transaction, so vote (in person or by proxy), consent, elect or approve including with respect to any conversion of its Subject Shares.

3.2 Agreement to Vote Against Other Matters. At any meeting of shareholders of the Company or at any adjournment or postponement, or in connection with any written consent of the shareholders of the Company or in any other circumstances upon which the Shareholder’s vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares (including by withholding class vote and/or written consent, if applicable) against:

(a) any business combination agreement, merger agreement or amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any public offering of securities of the Company (in each case, other than in connection with the Business Combination Agreement, the Merger, and related Transactions);

Annex C-3

(b) any Alternative Transaction; and

(c) any amendment of the Organizational Documents of the Company or Contracts, or other proposal or transaction involving the Company, which amendment or other proposal or transaction would be reasonably likely to, in any such case materially impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company or SPAC of, prevent or nullify any provision of the Business Combination Agreement or any other Ancillary Document, the Merger, or change in any manner the voting rights of any class of the Company’s share capital.

3.3 Revoke Other Proxies. The Shareholder represents and warrants that any proxies or powers of attorney heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies have been or are revoked.

3.4 Irrevocable Power of Attorney. The Shareholder irrevocably and unconditionally grants to, and appoints, in the event that the Shareholder shall for whatever reason fail to perform any of its obligations under Section 3.1 or Section 3.2, the Company and any individual designated in writing by the Company, and each of them individually, as the Shareholder’s lawful attorney and proxy (with full power of substitution), for and in the name, place and stead of the Shareholder, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares in a manner consistent with Section 3.1 or Section 3.2, as applicable (the “Irrevocable Power of Attorney”), and execute, deliver and take on each the Shareholder’s behalf and in the name of the Shareholder, all deeds, documents, and steps necessary for obtaining the Company Shareholder Approval as contemplated in Section 3.1. The Shareholder affirms that the Irrevocable Power of Attorney is given to secure the performance of the duties of the Shareholder under this Agreement. The Shareholder further affirms that the Irrevocable Power of Attorney is coupled with a proprietary interest and may under no circumstances be revoked. The Shareholder ratifies and confirms all that the Irrevocable Power of Attorney may lawfully do or cause to be done by virtue. The Irrevocable Power of Attorney granted shall only terminate upon the termination of this Agreement.

3.5 Waiver of Dissent Rights. The Shareholder shall not apply to any Governmental Authority claiming that the Company Shareholder Approval, Business Combination Agreement, Merger or any other Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any member, shareholder or holder of debentures of the Company, SPAC or any other Person. The Shareholder shall not commence, join in, facilitate, assist or encourage any claim or action challenging the validity of this Agreement, the Business Combination Agreement or the Merger or alleging any breach of any Law or duty in connection with the Transactions or alleging that the Company Shareholder Approval, Merger, Business Combination Agreement or any other Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any member, shareholder or holder of debentures of the Company or any other Person.

3.6 Waiver of Certain Rights. Each Shareholder hereby waives, and agrees not to assert or perfect or otherwise demand performance of, any and all preemptive rights, rights of first refusal, co-sale rights or any other rights to acquire any equity security of the Company or limit the ability of any other shareholder of the Company to transfer its equity securities of the Company in connection with the Transactions, to the extent such right arose prior to the Expiration Time.

3.7 No Pre-Closing Transfer. Other than pursuant to this Agreement or as expressly contemplated by the Business Combination Agreement, from the date of this Agreement and until the earlier of (a) the Closing under the Business Combination Agreement or (b) the valid termination of the Business Combination Agreement (the earliest of (a) and (b), the “Expiration Time”), the Shareholder shall not:

(a) directly or indirectly, (i) sell, offer to sell, exchange, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge, swap, convert or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or (ii) enter into any Contract, option or other binding arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person;

(b) grant any proxies or powers of attorney or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including under any loan of Subject Shares) with respect to any Subject Shares, or enter into any other Contract with respect to any Subject Shares that would prohibit or prevent the satisfaction of its obligations under this Agreement;

Annex C-4

(c) take any action that would make any representation or warranty of the Shareholder untrue or incorrect, or have the effect of preventing or disabling the Shareholder or the Company from performing its obligations;

(d) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained untrue or incorrect or would have the effect of preventing or delaying the Shareholder from performing any of its obligations; or

(e) publicly announce any intention to effect any such transaction specified in this Section 3.7.

Any action attempted to be taken in violation of this Section 3.7 will be null and void.

3.8 New Shares. In the event that (a) any securities of the Company are issued to a Shareholder after the date of this Agreement through the Expiration Time pursuant to any stock dividend, stock split, distribution, recapitalization, reclassification, combination, conversion or exchange of Company Shares or shares of Company Preferred Stock of, on or affecting the Company Shares or shares of Company Preferred Stock owned by such Shareholder otherwise, (b) a Shareholder purchases or otherwise acquires beneficial ownership of any Company Shares, shares of Company Preferred Stock or other equity securities of the Company after the date of this Agreement, or (c) a Shareholder acquires the right to vote or share in the voting of any Company Shares, shares of Company Preferred Stock or other equity securities of the Company after the date of this Agreement through the Expiration Time, including upon the exercise of any Company Option (such Company Shares, shares of Company Preferred Stock or other equity securities of the Company, collectively the “New Securities”), then, such New Securities acquired or purchased by such Shareholder shall be deemed Subject Shares and shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Shares owned by such Shareholder as of the date hereof.

3.9  No Solicitation by Shareholders. From the date of this Agreement until the Expiration Time, the Shareholder shall not, and shall direct its Representatives not to, directly or indirectly:

(a) solicit, initiate or pursue any inquiry, indication of interest, proposal or offer relating to an Acquisition Proposal;

(b) participate in or continue any discussions or negotiations with any third party with respect to, or furnish or make available, any information concerning the Company or any of its Subsidiaries to any third party relating to an Acquisition Proposal or provide to any third-party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case for the purpose of encouraging or facilitating an Acquisition Proposal;

(c) enter into any binding understanding, binding arrangement, acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement with respect to an Alternative Transaction; or

(d) grant any waiver, amendment or release under any confidentiality agreement or otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make, an Acquisition Proposal.

From and after the date of this Agreement, the Shareholder shall, and if the Shareholder is not a natural person, shall instruct its officers and directors to, and the Shareholder shall instruct and cause its Representatives to immediately cease and terminate all discussions and negotiations with any Persons (other than SPAC and its Representatives) with respect to an Alternative Proposal.

4. OTHER AGREEMENTS

4.1 Validity of other Agreements. For avoidance of doubt, nothing in this Agreement, the Business Combination Agreement or any Ancillary Document shall affect the continuing validity, in accordance with their respective terms, of any rights that the Shareholder or the Company or its Subsidiaries may have in relation to (i) any employment agreements or arrangements between a Shareholder and the Company or any Subsidiary, (ii) ordinary course agreements between the Company or any of its Subsidiaries and a Shareholder as a consumer of the Company’s

Annex C-5

services on arm’s length terms in ordinary course of business consistent with past practice, or (iii) any indemnification, advancement of expenses and exculpation rights of any party set forth in the documents described in the foregoing clauses (i) and (ii).

4.2 Disclosure.

(a) The Shareholder shall be bound by and comply with the Confidentiality Agreement, April 17, 2025, between SPAC and the Company (the “Confidentiality Agreement”) and Section 6.16 (Public Announcements) of the Business Combination Agreement (including any relevant defined terms used in such Confidentiality Agreement and provision) as if the Shareholder was an original signatory to the Confidentiality Agreement and Business Combination Agreement with respect to such provisions.

(b) The Shareholder authorizes the Company and SPAC to publish and disclose in any announcement or disclosure required by the SEC or under any applicable Law the Shareholder’s identity and ownership of Subject Shares, the nature of the Shareholder’s obligations under this Agreement and (if deemed appropriate by the Company and SPAC) a copy of this Agreement. The Shareholder will promptly provide any information reasonably requested by the Company and SPAC for any regulatory application or filing made or approval sought in connection with the Transactions.

4.3 Termination. This Agreement shall terminate and be of no further force or effect upon the earliest of (i) the Expiration Time and (ii) the Effective Time (provided, however, that upon such termination, Section 3.5 and Section 3.6 shall survive in accordance with its terms, and this Article 4 shall survive indefinitely), and upon such termination, no party shall have any liability other than for its willful and material breach of this Agreement before such termination; provided, however, that the termination of this Agreement shall not relieve or release any party hereto from any obligations or liabilities arising out of such party’s willful breach of this Agreement prior to such termination or intentional fraud in the making of the representations and warranties in this Agreement.

4.4 Further Assurances. The Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as SPAC or the Company may reasonably request for the purpose of effectively carrying out the transactions and the Shareholder’s obligations contemplated by this Agreement, the Business Combination Agreement and the other Ancillary Documents, and (ii) refrain from exercising any veto right, consent right or similar right under the Organizational Documents of the Company which would materially impede, disrupt, prevent or otherwise adversely affect the consummation of the Transactions contemplated by the Business Combination Agreement and each Ancillary Documents. If any Shareholder acquires record or beneficial ownership of any Subject Shares following the date of this Agreement (or becomes aware, following the date of this Agreement, of its record or beneficial ownership of any Subject Shares as of the date of this Agreement, which shares are not already set forth on Schedule A), the Shareholder shall promptly notify the Company and SPAC, and Schedule A shall be updated to reflect the Shareholder’s ownership of such additional Subject Shares.

4.5 Shareholder Parties. The Shareholder signs this Agreement solely in the Shareholder’s capacity as a shareholder of the Company, and not in any other capacity.

4.6 Several and Not Joint Obligations. The representations, warranties, covenants, agreements, obligations and liability of the Shareholders party to this Agreement shall be several, and not joint. Notwithstanding any other provision of this Agreement, in no event will any Shareholder be liable for any other Person’s breach of such other Person’s representations, warranties, covenants, or agreements contained in this Agreement, the Business Combination Agreement or any Ancillary Document.

4.7 Notice. All notices and other communications shall be in writing and shall be deemed given if delivered to SPAC or the Company in accordance with Section 11.1 of the Business Combination Agreement and to the Shareholder at its address set forth on Schedule A (or at such other address for a party as shall be specified by like notice).

4.8 Miscellaneous. The provisions of Article XI of the Business Combination Agreement are incorporated by reference, mutatis mutandis, as if set forth in full in this Agreement.

[signature pages follow]

Annex C-6

IN WITNESS WHEREOF, the undersigned have caused this Agreement to duly executed as of the date above.

SPAC:
FACT II Acquisition Corp.
By:
Name:
Title:
Company:
Precision Aerospace & Defense Group, Inc.
By:
Name:
Title:
SHAREHOLDER:
By:
Name:
Title:

Annex C-7

SCHEDULE A

SHAREHOLDER DETAILS

Annex C-8

Annex D

Form of PAD Stockholder Written Consent

[To be filed by amendment.]

Annex D-1

Annex E

FORM OF SPONSOR LOCK-UP AGREEMENT

This SPONSOR LOCK-UP AGREEMENT (this “Agreement”), dated as of [ ], is made by and among (i) FACT II Acquisition Corp., a Cayman Islands exempted company (“SPAC”), (ii) Precision Aerospace & Defense Group, Inc., a Florida corporation (the “Company”), (iii) FACT II Acquisition LLC, a Cayman Islands limited liability company (the “Sponsor”), and (iv) the undersigned holders of Restricted Securities (as defined below) (the “Supporting Sponsor Shareholders” and, together with the Sponsor, the “Sponsor Shareholders”). SPAC, the Company, and the Sponsor Shareholders shall be referred to herein from time to time collectively as the “parties”. Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 3(d) hereof, shall have the meanings ascribed to such terms in the Combination Agreement (as defined below).

WHEREAS, SPAC, Patriot Merger Subsidiary, Inc., a Florida corporation, Sponsor, and the Company entered into that certain Business Combination Agreement, dated as of November 26, 2025 (including the schedules and exhibits thereto, all substantially in the form provided to the Sponsor Shareholders on the date hereof, the “Combination Agreement”);

WHEREAS, as of the date hereof, each Sponsor Shareholder is the record and/or beneficial owner of the number of shares of common stock, par value $0.0001 per share, of SPAC (“Founder SPAC Shares”) and the Class A ordinary shares, par value $0.0001 per share, of SPAC (“Class A Shares”) set forth opposite the name of such Sponsor Shareholder in column (ii) of Exhibit A, attached hereto and, as a result of the Merger, the Class A Shares will be converted into SPAC Shares (such converted shares, the “Converted SPAC Shares” and, together with the Founder SPAC Shares, the “Restricted Securities”); and

WHEREAS, as a condition to the Closing, the Parties are entering into this Agreement effective as of the Closing.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound, hereby agree as follows:

1. Lock-Up Provisions.

(a) Each Sponsor Shareholder hereby agrees not to (1) Transfer (A) any Founder SPAC Shares and any other SPAC Shares owned by such Sponsor Shareholder (other than the Converted SPAC Shares) from and after the Closing and until the date that is 180 days after the date of the Closing (the “Founder SPAC Shares Lock-Up Period”) or (B) any Converted SPAC Shares from and after the Closing and until the date that is 90 days after the date of Closing (the “Converted SPAC Shares Lock-Up Period” and, together with the Founder SPAC Shares Lock-Up Period, each, a “Lock-Up Period” and collectively, the “Lock-Up Periods”), and (2) from and after the execution of the Combination Agreement and until the end of the applicable Lock-Up Period, directly or indirectly, engage in any short sales or other hedging or derivative transactions in respect of the applicable Restricted Securities that require the disclosure of such transaction on either Form 3 or Form 4 pursuant to the applicable requirements of Section 16 of the Exchange Act; provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by such Sponsor Shareholder made in respect of a Permitted Transfer (as defined below); provided, further, that in any of case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to SPAC and the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to such Sponsor Shareholder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. As used herein, “Transfer” shall mean (i) the sale of, offer to sell, contract or agreement to sell, hypothecation, pledge, loan, grant of any option, right or warrant to purchase or other disposal of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, in each case with respect to any security, including any Restricted Security, (ii) entry into any swap, hedging, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, including any Restricted Security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement or disclosure of any action or intention to effect any transaction specified in clause (i) or (ii). As used in this Agreement, the term

Annex E-1

“Permitted Transfer” shall mean a Transfer made: (A) in the case of a Sponsor Shareholder being an individual, by gift to a member of the individual’s immediate family, or to a trust or other estate planning vehicle, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person; (B) by gift to a charitable organization; (C) in the case of a Sponsor Shareholder being an individual, by virtue of laws of descent and distribution upon death of such Sponsor Shareholder; (D) in the case of a Sponsor Shareholder being an individual, pursuant to a qualified domestic relations order; (E) in the case of a Sponsor Shareholder being an entity, by pro rata distributions from such Sponsor Shareholder to its members, partners, or shareholders pursuant to the Sponsor Shareholder’s organizational documents; (F) by virtue of applicable Law or a Sponsor Shareholder’s organizational documents upon liquidation or dissolution of such Sponsor Shareholder; (G) in the case of a Sponsor Shareholder being an entity, to such Sponsor Shareholder’s officers or directors, any affiliate or family member of any of such Sponsor Shareholder’s officers or directors, any members, partners or other equity holders of such Sponsor Shareholder or their affiliates, any affiliates of such Sponsor Shareholder, or any employees of such affiliates; or (H) in the case of a Sponsor Shareholder being a trust, to any grantors or beneficiaries of the trust.

(b) If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and SPAC shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, SPAC may impose stop-transfer instructions with respect to the Restricted Securities of the Sponsor Shareholders (and Permitted Transferees thereof) until the end of the applicable Lock-Up Period.

(c) During the Lock-Up Periods, each certificate evidencing any applicable Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [ ], BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(d) For the avoidance of any doubt, each Sponsor Shareholder shall retain all of its rights as a shareholder of SPAC during the Lock-Up Periods, including the right to vote, and to receive any dividends and distributions in respect of any Restricted Securities.

(e) At any time during the Lock-Up Periods, the Company or SPAC may, to the extent not prohibited by applicable Law, waive compliance by the Sponsor Shareholders with any of the agreements or conditions for the benefit of the Company or SPAC set forth herein, as applicable, provided that any such waiver shall be valid only if set forth in a written instrument signed on behalf of the Company or SPAC, as applicable.

2. Representations and Warranties of Sponsor Shareholders. Each Sponsor Shareholder represents and warrants to SPAC and the Company as follows:

(a) Such Sponsor Shareholder is (i) an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable) or (ii) an individual.

(b) If such Sponsor Shareholder is not an individual, such Sponsor Shareholder has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If such Sponsor Shareholder is an individual, such Sponsor Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such Sponsor Shareholder. This Agreement has been duly and validly executed and delivered by such Sponsor Shareholder and constitutes the valid, legal and binding agreements

Annex E-2

of such Sponsor Shareholder (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Persons party hereto), enforceable against such Sponsor Shareholder in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) The execution and delivery of this Agreement by such Sponsor Shareholder does not, and the performance by such Sponsor Shareholder of its obligations hereunder will not, (i) violate any provision of, or result in the breach of, any Law to which such Sponsor Shareholder is subject or by which any property or asset of such Sponsor Shareholder is bound, (ii) if such Sponsor Shareholder is an entity, conflict with or result in a violation of the governing documents of such Sponsor Shareholder, or (iii) violate any provision of or result in breach, default or acceleration under any Contract binding upon such Sponsor Shareholder or, if such Sponsor Shareholder is an entity, its equity securities, or require any consent or approval that has not been given or other action that has not been taken by any Person, except in the case of clause (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by such Sponsor Shareholder of its obligations under this Agreement.

(d) No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of such Sponsor Shareholder with respect to such Sponsor Shareholder’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act.

(e) As of the date hereof, there are no Actions pending against such Sponsor Shareholder or, to the knowledge of such Sponsor Shareholder, threatened against such Sponsor Shareholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Sponsor of its obligations under this Agreement.

3. Miscellaneous.

(a) Termination. This Agreement, and all of the representations, warranties, agreements and covenants contained herein, shall automatically terminate, without any notice or other action by any party, and be void ab initio upon the earlier of (i) the termination of the Combination Agreement in accordance with its terms, (ii) the end of the Lock-Up Periods, and (iii) the written agreement of SPAC, the Company and the Sponsor. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 3(a) shall not affect any liability on the part of any party for a breach of any covenant or agreement set forth in this Agreement prior to such termination. The provisions of Section 3 of this Agreement, including this Section 3(a), shall survive any termination of this Agreement.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective Permitted Transferees and permitted successors and assigns. This Agreement and all obligations of each Sponsor Shareholder are personal to such Sponsor Shareholder and may not be transferred or delegated by such Sponsor Shareholder (except to a Permitted Transferee) at any time without the prior written consent of SPAC and the Company. Each of SPAC and the Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of any of the Sponsor Shareholders.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. The parties expressly agree that Sections 11.4 (Governing Law; Jurisdiction), and 11.5 (Waiver of Jury Trial) of the Combination Agreement shall apply to this Agreement as if fully stated herein, mutatis mutandis.

(e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) (a) in the case of

Annex E-3

the Company or SPAC, in accordance with Section 11.1 of the Combination Agreement and (b) in the case of each Sponsor Shareholder, to the address set forth below the Sponsor Shareholder’s name on the signature page to this Agreement.

(f) Amendment. Except as provided in Section 1(e) and Section 3, this Agreement may be amended or modified only by a written agreement executed and delivered by SPAC, the Company and the Sponsor Shareholders, and any purported amendment by any party or parties effected in a manner which does not comply with this Section 3(f) shall be void, ab initio.

(g) Entire Agreement. This Agreement, together with the other agreements referenced herein, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Combination Agreement or any Ancillary Documents. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights, obligations or remedies of SPAC, the Company or the Sponsor Shareholders under any other agreement among any of SPAC, the Company or the Sponsor Shareholders or any certificate or instrument executed by any party in favor of any other party, and nothing in any other agreement, certificate or instrument shall limit any of the rights, obligations or remedies of SPAC, the Company or the Sponsor Shareholders under this Agreement.

(h) Further Assurances. From time to time, at another party’s written request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall use commercially reasonable efforts to execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(i) Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors, accountants and other representatives or consultants, shall be paid by the party incurring such fees or expenses.

(j) Construction; Interpretation. The term “this Agreement” means this Shareholder Lock-Up Agreement, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Sections are to Sections of this Agreement; and (k) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time. When calculating the period of time before which, within which or following which any action under this Agreement is required to be done, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

(k) Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Annex E-4

(l) Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

(m) No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Action for breach of this Agreement may only be made against, the parties to this Agreement, and none of the Company Affiliates, the SPAC Affiliates or the Shareholder Affiliates (as defined below) shall have any liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any Action (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein. No party shall have any right of recovery in respect hereof against any Company Affiliate, SPAC Affiliate or Shareholder Affiliate, as applicable, and no personal liability shall attach to any Company Affiliate, SPAC Affiliate or Shareholder Affiliate through such applicable party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Action or otherwise. The provisions of this Section 3(m) are intended to be for the benefit of, and are enforceable by, the Company Affiliates, the SPAC Affiliates and the Shareholder Affiliates and each such Person shall be an express third-party beneficiary of this Section 3(m). This Section 3(m) shall be binding on all successors and assigns of the parties. As used herein, “Shareholder Affiliate” means any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of a Sponsor Shareholder or any family member of the foregoing Persons.

(n) Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

[signature page follows]

Annex E-5

IN WITNESS WHEREOF, each of the parties has caused this Shareholder Lock-Up Agreement to be duly executed on its behalf as of the day and year first above written.

SPAC:
FACT II ACQUISITION CORP.
By:
Name:
Title:
COMPANY:
PRECISION AEROSPACE & DEFENSE GROUP, INC.
By:
Name:
Title:
SPONSOR:
FACT II ACQUISITION LLC
By:
Name:
Title:
Address:
c/o [ ]
[ ]
[ ]
Attention: [ ]
Email: [ ]

[Signature Page to Shareholder Lock-Up Agreement]

Annex E-6

SPONSOR SHAREHOLDER:
[ ]
By:
Name:
Title:
Address:
c/o [ ]
[ ]
[ ]
Attention: [ ]
Email: [ ]

[Signature Page to Shareholder Lock-Up Agreement]

Annex E-7

Exhibit A

SPONSOR SHAREHOLDERS

Annex E-8

Annex F

FORM OF SHAREHOLDER LOCK-UP AGREEMENT

This SHAREHOLDER LOCK-UP AGREEMENT (this “Agreement”), dated as of [ ], 2025, is made by and among (i) FACT II Acquisition Corp., a Cayman Islands exempted company (“SPAC”), (ii) Precision Aerospace & Defense Group, Inc., a Florida corporation (the “Company”), and (iii) the undersigned holders of equity interests of the Company (the “Supporting Company Shareholders”) set forth on Exhibit A, attached hereto. SPAC, the Company and the Supporting Company Shareholders shall be referred to herein from time to time collectively as the “parties.” Capitalized terms used but not otherwise defined herein, including capitalized terms used in any provision incorporated herein pursuant to Section 3(d) hereof, shall have the meanings ascribed to such terms in the Combination Agreement (as defined below).

WHEREAS, SPAC, Patriot Merger Subsidiary, Inc., a Florida corporation, FACT II Acquisition LLC, a Cayman Islands limited liability company, and the Company entered into that certain Business Combination Agreement, dated as of November 26, 2025 (including the schedules and exhibits thereto, all substantially in the form provided to the Supporting Company Shareholders on the date hereof, the “Combination Agreement”);

WHEREAS, the Supporting Company Shareholders are holders of the equity interests of the Company set forth on Exhibit A, attached hereto (collectively, the “Company Shares”).

WHEREAS, pursuant to the Combination Agreement, at the Merger Effective Time, (a) each share of common stock and preferred stock of the Company will be converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of SPAC (“SPAC Shares”) upon the terms and subject to the conditions set forth in the Combination Agreement;

WHEREAS, each Supporting Company Shareholder is, or will be at the Closing (as defined in the Combination Agreement), the record and beneficial owner of the number of Company Shares set forth opposite such Supporting Company Shareholder’s name in column (ii) of Exhibit A, attached hereto and, as a result of the Merger, each such Supporting Company Shareholder will become entitled to receive in respect of such Company Shares a number of SPAC Shares as determined in accordance with the Combination Agreement (such SPAC Shares, together with any other equity interests of SPAC that such Supporting Company Shareholder acquires record or beneficial ownership of after the date hereof but prior to the Closing Date (as defined in the Combination Agreement), collectively, the “Restricted Securities”); and

WHEREAS, as a condition to the Closing, the Parties are entering into this Agreement effective as of the Closing.

NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, each intending to be legally bound, hereby agree as follows:

1. Lock-Up Provisions.

(a) Each Supporting Company Shareholder hereby agrees not to (1) Transfer any Restricted Securities from and after the Closing and until the date that is 180 days after the date of the Closing (the “Lock-Up Period”), and (2) from and after the execution of the Combination Agreement and until the end of the Lock-Up Period, directly or indirectly, engage in any short sales or other hedging or derivative transactions in respect of the Restricted Securities that require the disclosure of such transaction on either Form 3 or Form 4 pursuant to the applicable requirements of Section 16 of the Exchange Act; provided that the foregoing restrictions shall not apply to the Transfer of any or all of the Restricted Securities owned by such Supporting Company Shareholder made in respect of a Permitted Transfer (as defined below); provided, further, that in any of case of a Permitted Transfer, it shall be a condition to such Transfer that the transferee executes and delivers to SPAC and the Company an agreement, in substantially the same form of this Agreement, stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to such Supporting Company Shareholder, and there shall be no further Transfer of such Restricted Securities except in accordance with this Agreement. As used herein, “Transfer” shall mean (i) the sale of, offer to sell, contract or agreement to sell, hypothecation, pledge, loan, grant of any option, right or warrant

Annex F-1

to purchase or other disposal of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, in each case with respect to any security, including any Restricted Security, (ii) entry into any swap, hedging, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, including any Restricted Security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement or disclosure of any action or intention to effect any transaction specified in clause (i) or (ii). As used in this Agreement, the term “Permitted Transfer” shall mean a Transfer made: (A) in the case of a Supporting Company Shareholder being an individual, by gift to a member of the individual’s immediate family, or to a trust or other estate planning vehicle, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person; (B) by gift to a charitable organization; (C) in the case of a Supporting Company Shareholder being an individual, by virtue of laws of descent and distribution upon death of such Supporting Company Shareholder; (D) in the case of a Supporting Company Shareholder being an individual, pursuant to a qualified domestic relations order; (E) in the case of a Supporting Company Shareholder being an entity, by pro rata distributions from such Supporting Company Shareholder to its members, partners, or shareholders pursuant to the Supporting Company Shareholder’s organizational documents; (F) by virtue of applicable Law or a Supporting Company Shareholder’s organizational documents upon liquidation or dissolution of such Supporting Company Shareholder; (G) in the case of a Supporting Company Shareholder being an entity, to such Supporting Company Shareholder’s officers or directors, any affiliate or family member of any of such Supporting Company Shareholder’s officers or directors, any members, partners or other equity holders of such Supporting Company Shareholder or their affiliates, any affiliates of such Supporting Company Shareholder, or any employees of such affiliates; or (H) in the case of a Supporting Company Shareholder being a trust, to any grantors or beneficiaries of the trust.

(b) Notwithstanding anything to the contrary contained in this Agreement, including without limitation, the restrictions set forth in this Section 1, each Supporting Company Shareholder shall be permitted to Transfer the number of Restricted Securities received by such Supporting Company Shareholder in exchange for the Company Shares set forth opposite each such Supporting Company Shareholder’s name in column (iii) of Exhibit A, attached hereto (the “Carved-Out Shares”) in one or more transactions that constitute non-market trades, subject to applicable securities Laws; and

(c) If any Transfer is made or attempted contrary to the provisions of this Agreement, such purported Transfer shall be null and void ab initio, and SPAC shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, SPAC may impose stop-transfer instructions with respect to the Restricted Securities of the Supporting Company Shareholders (and Permitted Transferees thereof) until the end of the Lock-Up Period.

(d) During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [ ], 2025, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e) For the avoidance of any doubt, each Supporting Company Shareholder shall retain all of its rights as a shareholder of SPAC during the Lock-Up Period, including the right to vote, and to receive any dividends and distributions in respect of, any Restricted Securities.

(f) At any time during the Lock-Up Period, the Company or SPAC may, to the extent not prohibited by applicable Law, waive compliance by the Supporting Company Shareholders with any of the agreements or conditions for the benefit of the Company or SPAC set forth herein, as applicable, provided that any such waiver shall be valid only if set forth in a written instrument signed on behalf of the Company or SPAC, as applicable.

Annex F-2

2. Representations and Warranties of Supporting Company Shareholders. Each Supporting Company Shareholder represents and warrants to SPAC and the Company as follows:

(a) Such Supporting Company Shareholder is (i) an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable) or (ii) an individual.

(b) If such Supporting Company Shareholder is not an individual, such Supporting Company Shareholder has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. If such Supporting Company Shareholder is an individual, such Supporting Company Shareholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such Supporting Company Shareholder. This Agreement has been duly and validly executed and delivered by such Supporting Company Shareholder and constitutes the valid, legal and binding agreements of such Supporting Company Shareholder (assuming this Agreement has been, upon execution hereof, duly authorized, executed and delivered by the other Persons party hereto), enforceable against such Supporting Company Shareholder in accordance with its terms (except as enforceability is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c) The execution and delivery of this Agreement by such Supporting Company Shareholder does not, and the performance by such Supporting Company Shareholder of its obligations hereunder will not, (i) violate any provision of, or result in the breach of, any Law to which such Supporting Company Shareholder is subject or by which any property or asset of such Supporting Company Shareholder is bound, (ii) if such Supporting Company Shareholder is an entity, conflict with or result in a violation of the governing documents of such Supporting Company Shareholder, or (iii) violate any provision of or result in breach, default or acceleration under any Contract binding upon such Supporting Company Shareholder or, if such Supporting Company Shareholder is an entity, its equity securities, or require any consent or approval that has not been given or other action that has not been taken by any Person, except in the case of clause (i) or (iii) directly above, as would not reasonably be expected to prevent, enjoin or materially delay the performance by such Supporting Company Shareholder of its obligations under this Agreement.

(d) No consent, notice, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of such Supporting Company Shareholder with respect to such Supporting Company Shareholder’s execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, except for filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act.

(e) As of the date hereof, there are no Actions pending against such Supporting Company Shareholder or, to the knowledge of such Supporting Company Shareholder threatened against such Supporting Company Shareholder, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Supporting Company Shareholder of its obligations under this Agreement.

3. Miscellaneous.

(a) Termination. This Agreement, and all of the representations, warranties, agreements and covenants contained herein, shall automatically terminate, without any notice or other action by any party, and be void ab initio upon the earlier of (i) the termination of the Combination Agreement in accordance with its terms, (ii) the end of the Lock-Up Period, and (iii) the written agreement of SPAC, the Company and the Supporting Company Shareholders. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the parties shall have any further obligations or liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, the termination of this Agreement pursuant to this Section 3(a) shall not affect any liability on the part of any party for a breach of any covenant or agreement set forth in this Agreement prior to such termination. The provisions of Section 3 of this Agreement, including this Section 3(a), shall survive any termination of this Agreement.
Annex F-3

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective Permitted Transferees and permitted successors and assigns. This Agreement and all obligations of each Supporting Company Shareholder are personal to such Supporting Company Shareholder and may not be transferred or delegated by such Supporting Company Shareholder (except to a Permitted Transferee) at any time without the prior written consent of SPAC and the Company. Each of SPAC and the Company may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of any of the Supporting Company Shareholders.

(c) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

(d) Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. The parties expressly agree that Sections 11.4 (Governing Law; Jurisdiction), and 11.5 (Waiver of Jury Trial) of the Combination Agreement shall apply to this Agreement as if fully stated herein, mutatis mutandis.

(e) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof), e-mail (having obtained electronic delivery confirmation thereof), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) (a) in the case of the Company or SPAC, in accordance with Section 11.1 of the Combination Agreement and (b) in the case of each Supporting Company Shareholder, to the address set forth below the Supporting Company Shareholder’s name on the signature page to this Agreement.

(f) Amendment. Except as provided in Section 1(e) and Section 3, this Agreement may be amended or modified only by a written agreement executed and delivered by SPAC, the Company and the Supporting Company Shareholders, and any purported amendment by any party or parties effected in a manner which does not comply with this Section 3(f) shall be void, ab initio.

(g) Entire Agreement. This Agreement, together with the other agreements referenced herein, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Combination Agreement or any Ancillary Documents. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights, obligations or remedies of SPAC, the Company or the Supporting Company Shareholders under any other agreement among any of SPAC, the Company or the Supporting Company Shareholders or any certificate or instrument executed by any party in favor of any other party, and nothing in any other agreement, certificate or instrument shall limit any of the rights, obligations or remedies of SPAC, the Company or the Supporting Company Shareholders under this Agreement.

(h) Further Assurances. From time to time, at another party’s written request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall use commercially reasonable efforts to execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(i) Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors, accountants and other representatives or consultants, shall be paid by the party incurring such fees or expenses.

(j) Construction; Interpretation. The term “this Agreement” means this Shareholder Lock-Up Agreement, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to

Annex F-4

this Agreement as a whole and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Sections are to Sections of this Agreement; and (k) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time. When calculating the period of time before which, within which or following which any action under this Agreement is required to be done, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

(k) Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

(l) Counterparts; Electronic Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, e-mail or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement.

(m) No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, this Agreement may only be enforced against, and any Action for breach of this Agreement may only be made against, the parties to this Agreement, and none of the Company Affiliates, the SPAC Affiliates or the Shareholder Affiliates (as defined below) shall have any liability arising out of or relating to this Agreement or the transactions contemplated hereby, including with respect to any Action (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein. No party shall have any right of recovery in respect hereof against any Company Affiliate, SPAC Affiliate or Shareholder Affiliate, as applicable, and no personal liability shall attach to any Company Affiliate, SPAC Affiliate or Shareholder Affiliate through such applicable party, whether by or through attempted piercing of the corporate veil, by the enforcement of any judgment, fine or penalty or by virtue of any Action or otherwise. The provisions of this Section 3(m) are intended to be for the benefit of, and are enforceable by, the Company Affiliates, the SPAC Affiliates and the Shareholder Affiliates and each such Person shall be an express third-party beneficiary of this Section 3(m). This Section 3(m) shall be binding on all successors and assigns of the parties. As used herein, “Shareholder Affiliate” means any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of a Supporting Company Shareholder or any family member of the foregoing Persons.

(n) Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages, and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

[signature page follows]

Annex F-5

IN WITNESS WHEREOF, each of the parties has caused this Shareholder Lock-Up Agreement to be duly executed on its behalf as of the day and year first above written.

SPAC:
FACT II ACQUISITION CORP.
By:
Name:
Title:
COMPANY:
PRECISION AEROSPACE & DEFENSE GROUP, INC.
By:
	Name:	Maynard J. Hellman
	Title:	Chairman
SUPPORTING COMPANY SHAREHOLDER:
[ ]
By:
Name:
Title:
Address:
c/o [ ]
[ ]
[ ]
Attention: [ ]
Email: [ ]

[Signature Page to Shareholder Lock-Up Agreement]

Annex F-6

Exhibit A

SUPPORTING COMPANY SHAREHOLDERS

Annex F-7

Annex G

Form of Registration Rights Agreement

[To be filed by amendment.]

Annex G-1

Annex H

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

Precision Aerospace & Defense Group, Inc.

Precision Aerospace & Defense Group, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.           The original name of the Corporation is “FACT II Acquisition Corp.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on [______] (such original certificate of incorporation, the “Original Certificate”).

2.           This Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”), which both restates and amends the provisions of the Original Certificate, was duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

3.           This Amended and Restated Certificate shall become effective on the date of filing with Secretary of State of Delaware.

4.           This Amended and Restated Certificate is being amended and restated in connection with the transactions contemplated by that certain Business Combination Agreement, dated November 26, 2025 (as may be amended, the “Business Combination Agreement”), by and among the Corporation, FACT II Acquisition LLC, a Cayman Islands limited company, Patriot Merger Subsidiary, Inc., a Florida corporation, and Precision Aerospace & Defense Group, Inc., a Florida corporation.

5.           The text of the Original Certificate is hereby restated and amended in its entirety to read as follows:

First. The name of the corporation is “Precision Aerospace & Defense Group, Inc. ” (the “Corporation”).

Second. The address of the Corporation’s registered office in the State of Delaware is [________]. The name of the Corporation’s registered agent at such address is [_______].

Third. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

Fourth.

A.          Authorized Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 110,000,000 shares, consisting of: (i) 100,000,000 shares of common stock, $0.00001 par value per share (the “Common Stock”); and (ii) 10,000,000 shares of preferred stock, $0.00001 par value per share (the “Preferred Stock”). The number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of such class or series then outstanding) by the affirmative vote of the holders of at least a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no separate class vote of the holders of any of the Common Stock or the Preferred Stock shall be required therefor, except as otherwise expressly provided in this Certificate of Incorporation (including pursuant to any certificate of designation relating to any series of Preferred Stock).

B.          Common Stock. The powers (including voting powers), if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of Common Stock are as follows (references to Sections in this Article FOURTH Part B without reference to this Article FOURTH Part B are to Sections of this Article FOURTH Part B):

1.    Voting Rights. Except as otherwise provided by applicable law, the rules or regulations of any stock exchange applicable to the Corporation or by or pursuant to the provisions of this Amended and Restated Certificate, (a) the holders of shares of Common Stock shall exclusively possess all voting power with respect to the Corporation and (b) each holder of outstanding shares of Common Stock, as such, shall be entitled to one vote for each outstanding share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, including the election or removal of directors. Except as otherwise expressly provided in this Certificate

Annex H-1

of Incorporation or required by applicable law, the holders of Common Stock having the right to vote in respect of such Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock are entitled to vote together with the holders of Common Stock having the right to vote in respect of such Common Stock, as a single class with the holders of such other series of Preferred Stock) on all matters submitted to a vote of the stockholders having voting rights generally. Notwithstanding the foregoing provisions of this Section 1, to the fullest extent permitted by law, holders of Common Stock, as such, shall have no voting power under this Certificate of Incorporation with respect to, and shall not be entitled to vote on, any amendment to this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon under this Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or under the DGCL. The foregoing provisions of this Section 1 shall not limit any voting power granted to holders of Common Stock or any class thereof in the terms of such Preferred Stock.

2.     Dividend and Distribution Rights. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, each holder of outstanding shares of Common Stock, as such, shall be entitled to receive dividends or distributions when, as and if declared thereon by the Board of Directors of the Corporation (the “Board of Directors”) in its discretion. Dividends may be payable in additional shares of Common Stock.

3.     Liquidation, Dissolution or Winding Up. Subject to applicable law and the rights, if any, of the holders of any series of Preferred Stock then outstanding, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock shall be entitled, the holders of outstanding shares of Common Stock shall be entitled to receive the assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of outstanding shares of Common Stock held by them. A merger or consolidation of the Corporation with or into any other corporation or other entity, or a sale, lease, exchange or other disposition of all or substantially all of the Corporation’s property and assets (which shall not, in fact, result in the liquidation, dissolution or winding up of the Corporation and the distribution of the Corporation’s property and assets to its stockholders) shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 3.

4.     Certificated or Uncertificated Shares of Common Stock. If at any time the Board of Directors shall have adopted a resolution or resolutions providing that shares of Common Stock shall be uncertificated shares, such resolution or resolutions shall not apply to a share of Common Stock represented by a certificate until such certificate is surrendered to the Corporation, and, from and after the effectiveness of such resolution or resolutions as to a share of Common Stock, provisions of this Amended and Restated Certificate requiring the delivery of a certificate or certificates representing such shares by the Corporation shall instead require the delivery of the notice contemplated by Section 151(f) of the DGCL.

5.    No Preemptive or Subscription Rights. No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

C.          Series of Preferred Stock. The Board of Directors is hereby expressly authorized, by resolution or resolutions thereof, to provide from time to time out of the then aggregate amount of authorized but unissued shares of Preferred Stock for one or more series of Preferred Stock, and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto. The designations, powers (including voting powers), preferences and relative, participating, optional, special and other rights, if any, of each series of Preferred Stock and the qualifications, limitations or restrictions, if any, thereof, may differ from those of any and all other series of Preferred Stock at any time outstanding.

D.           Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board of Directors. The Board of Directors is empowered to set the exercise price, duration, times for exercise and other terms

Annex H-2

and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of capital stock a number of shares of the class of capital stock issuable pursuant to any such rights, warrants and options outstanding from time to time.

Fifth. Board of Directors.

A.          Management. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and duties expressly conferred upon the Board of Directors by the DGCL or by this Amended and Restated Certificate or the bylaws of the Corporation, the Board of Directors is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation.

1.    Number of Directors. Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be fixed from time to time solely by the Board of Directors by resolution adopted by the Board of Directors. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

2.    Vacancies. Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board of Directors that results from the death, disability, resignation, retirement, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for the remaining term of his or her predecessor, or until his or her earlier death, disability, resignation, retirement, disqualification or removal.

3.    Resignation and Removal. Any director may resign at any time upon notice to the Corporation given in writing or by any electronic transmission permitted by the Bylaws. Any director or the entire Board of Directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority in voting power of the then outstanding shares of capital stock of the Corporation entitled to vote thereon, voting as a single class.

4.    No Written Ballot. Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

6.    No Cumulative Voting. To the fullest extent permitted by applicable law, cumulative voting shall be eliminated.

7.    Special Meetings of Stockholders. Except as otherwise provided by or pursuant to the provisions of this Amended and Restated Certificate or the bylaws, special meetings of stockholders for any purpose or purposes: (a) may be called solely by, and shall be held at such time and date as determined solely by, either (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer of the Corporation, (iii) the President of the Corporation, or (iv) the Board of Directors (pursuant to a resolution or resolutions adopted by the Board of Directors) and shall be held at such place, if any, either within or without the State of Delaware, as may be designated by resolution or resolutions of the Board of Directors; and (b) shall be called by the Board of Directors (pursuant to a resolution or resolutions adopted by the Board of Directors) and held as provided in the bylaws of the Corporation upon the written request of the holders of not less than a majority in voting power of the then outstanding shares of capital stock of the Corporation generally entitled to vote on the nomination, question or business for which such special meeting is requested to be called (each of which nomination, question or business must constitute a proper matter for stockholder action), voting together as a single class, delivered to the Secretary of the Corporation at the principal executive offices of the Corporation in accordance with in the bylaws of the Corporation. Except as provided in the foregoing sentence, special meetings of stockholders may not be called by any other person or persons. Any special meeting of stockholders may be postponed by action of the Board of Directors or by the person calling such meeting (if other than the Board of Directors) at any time in advance of such meeting.

8.    Amendment of Bylaws. In furtherance and not in limitation of the powers conferred upon it by law, the Board of Directors is expressly authorized and empowered to adopt, amend and repeal the bylaws by the affirmative vote of a majority of the Board of Directors without the consent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Amended and Restated Certificate. Notwithstanding any other provision of this Amended and Restated Certificate or any provision of law that might otherwise permit a lesser

Annex H-3

vote or no vote, but in addition to any affirmative vote of the holders of any series of Preferred Stock required by law, by this Amended and Restated Certificate or by any series of Preferred Stock, the bylaws may also be amended, altered or repealed and new bylaws may be adopted by the affirmative vote of the holders of at least a majority in voting power of the capital stock of the Corporation entitled to vote thereon.

Sixth. Stockholder Action. Except as otherwise provided by or pursuant to the provisions of this Amended and Restated Certificate, no action that is required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be effected by consent of stockholders in lieu of a meeting of stockholders.

Seventh. Exculpation.

A.          Limited Liability of Directors. A director or officer of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer, as applicable, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article SEVENTH to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer, as applicable, of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any amendment, modification, repeal or elimination of the foregoing provisions of this Article SEVENTH shall not adversely affect any right or protection of a director or officer of the Corporation under this Article SEVENTH in respect of any act or omission occurring prior to the time of such amendment, modification, repeal or elimination. For purposes of this Article SEVENTH, “officer” shall mean only a person who, at the time of an act or omission as to which liability is asserted, falls within the meaning of the term “officer,” as defined in Section 102(b)(7) of the DGCL.

1.    Indemnification and Advancement of Expenses.

a.       To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (for purposes of this Article SEVENTH, a “Proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, member, manager, officer, employee or agent of another corporation or of a partnership, limited liability company, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, member, manager, officer, employee or agent, or in any other capacity while serving as a director, member, manager, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such Proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending or otherwise participating in any Proceeding in advance of its final disposition. Notwithstanding the foregoing, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking, by or on behalf of the Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the Indemnitee is not entitled to be indemnified under this Article SEVENTH or otherwise. The rights to indemnification and advancement of expenses conferred by this Article SEVENTH shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators insofar as the basis of such Proceeding is alleged action occurring while such person is serving as a director, officer, employee or agent and not after the cession of such office. Notwithstanding the foregoing provisions of this Article SEVENTH, except for Proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board of Directors.

b.       The rights to indemnification and advancement of expenses conferred on any Indemnitee by this Article SEVENTH shall not be exclusive of any other rights that any Indemnitee may have or hereafter acquire under law, this Certificate of Incorporation, the Bylaws, insurance, an agreement, vote of stockholders or disinterested directors, or otherwise.

Annex H-4

c.       Any repeal or amendment of this Article SEVENTH by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Certificate of Incorporation inconsistent with this Article SEVENTH, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any Proceeding (regardless of when such Proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

d.       This Article SEVENTH shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than Indemnitees.

e.       The Corporation shall purchase and maintain insurance (or be named insured on the insurance policy of an affiliate), on behalf of the Indemnitees and such other persons as the Board of Directors shall determine, in its sole discretion, against any liability that may be asserted against, or expense that may be incurred by, such person in connection with such person’s activities on behalf of the Corporation, regardless of whether the Corporation would have the power to indemnify such person against such liability under the provisions of this Certificate of Incorporation.

Eighth. Corporate Opportunities.

A.          Excluded Opportunities. Except with respect to any corporate opportunity expressly offered or present to any Indemnitee (each a “Specified Person”) solely in his or her capacity as a director or officer of, through his or her service to, or pursuant to a contract with, the Corporation and its subsidiaries (an “Excluded Opportunity”), to the fullest extent permitted by applicable law, each Specified Person shall have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by the Corporation or any of its subsidiaries, independently or with others, including business interests and activities in direct competition with the business and activities of the Corporation or any of its subsidiaries, with no obligation to offer the Corporation or any of its subsidiaries the right to participate therein. Nothing in this Amended and Restated Certificate, including (without limitation) the foregoing sentence, shall be deemed to supersede any other agreement to which a Specified Person may be a party or the rights of any other party thereto restricting such Specified Person’s ability to have certain business interests or engage in certain business activities or ventures. To the fullest extent permitted by applicable law, but subject to the immediately preceding sentence, neither the Corporation nor any of its subsidiaries shall have any rights in any business interests, activities or ventures of any Specified Person that are not Excluded Opportunities, and the Corporation hereby waives and renounces any interest or expectancy therein.

B.          Exclusions. In addition to and without limiting the foregoing provisions of this Article EIGHTH, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation or any of its subsidiaries if it is a business opportunity that (a) the Corporation and its subsidiaries are neither financially or legally able, nor contractually permitted to undertake, (b) from its nature, is not in the line of the business of the Corporation and its subsidiaries or is of no practical advantage to the Corporation and its subsidiaries, (c) is one in which the Corporation and its subsidiaries have no interest or reasonable expectancy, or (d) is one presented to any account for the benefit of a Specified Person or an affiliate of a Specified Person (other than the Corporation or any of its subsidiaries) over which such Specified Person has no direct or indirect influence or control, including, but not limited to, a blind trust. To the fullest extent permitted by applicable law, but without limiting any separate agreement to which a Specified Person may be party with the Corporation or any of its subsidiaries, no Specified Person shall (x) have any duty to present business opportunities that are not Excluded Opportunities to the Corporation or any of its subsidiaries or (y) be liable to the Corporation, any stockholder of the Corporation or any other person who acquires an interest in the stock of the Corporation, by reason of the fact that such Specified Person pursues or acquires a business opportunity that is not an Excluded Opportunity for itself, directs such opportunity to another person or does not communicate such opportunity or information to the Corporation or any of its subsidiaries.

C.          Renunciation. For avoidance of doubt, the foregoing paragraphs of this Article EIGHTH are intended to renounce with respect to the Specified Persons, to the fullest extent permitted by Section 122(17) of the DGCL, any interest or expectancy of the Corporation or any of its Subsidiaries in, or in being offered an opportunity to participate in, any business opportunities that are not Excluded Opportunities, and this Article EIGHTH shall be construed to effect such renunciation to the fullest extent permitted by the DGCL.

Annex H-5

D.          Acquisition of Stock. Any Specified Person may, directly or indirectly, (i) acquire stock of the Corporation, and options, rights, warrants and appreciation rights relating to stock of the Corporation and (ii) except as otherwise expressly provided in this Amended and Restated Certificate exercise all rights of a stockholder of the Corporation relating to such stock, options, rights, warrants and appreciation rights.

E.          Notice. To the fullest extent permitted by applicable law, any person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article EIGHTH.

Ninth. Forum for Adjudication of Certain Disputes.

A.          Delaware Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or the Corporation’s stockholders, (c) any civil action to interpret, apply or enforce any provision of the DGCL, (d) any civil action to interpret, apply, enforce or determine the validity of the provisions of this Amended and Restated Certificate or the Corporation’s bylaws, or (e) any action asserting a claim governed by the internal affairs doctrine; provided, however, that in the event that the Court of Chancery of the State of Delaware lacks jurisdiction over such action, the sole and exclusive forum for such action shall be another state or federal court located within the State of Delaware, in all cases, subject to the court having personal jurisdiction over the indispensable parties named as defendants. For avoidance of doubt, this Article NINTH, Section 1 shall not apply to the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), for which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for any such cause of action.

B.          Federal Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

C.          Application. Failure to enforce the provisions of this Article NINTH would cause the Corporation irreparable harm and the Corporation shall, to the fullest extent permitted by applicable law, be entitled to equitable relief, including injunctive relief and specific performance, to enforce the provisions of this Article NINTH. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article NINTH. For the avoidance of doubt, this Article NINTH shall not apply to any action asserting claims arising under the Securities Exchange Act of 1934, as amended.

tenth. Amendment. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Amended and Restated Certificate are granted subject to the rights reserved in this Article TENTH; subject, however, to the requisite votes or consents set forth in Article FOURTH Part B, Article FOURTH Part C and the next sentence. In addition to any affirmative vote required by applicable law and/or this Amended and Restated Certificate, the affirmative vote of the holders of at least a majority of the voting power of the then outstanding shares of capital stock of the Corporation generally entitled to vote, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision inconsistent with Articles FIFTH, SIXTH or SEVENTH or this sentence.

Annex H-6

eleventh. Severability. If any provision or provisions (or any part thereof) of this Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby, and (ii) the provisions of this Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

[Remainder of Page Intentionally Left Blank]

Annex H-7

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by the undersigned Chief Executive Officer of the Corporation, as of [_______].

Name:
Title:

[Signature Page to Amended and Restated Certificate of Incorporation]

Annex H-8

Annex I

BYLAWS OF

Precision Aerospace & Defense Group, Inc.

A Delaware Corporation

ARTICLE I — OFFICES

1.01 REGISTERED OFFICE AND AGENT. The registered office of Precision Aerospace & Defense Group, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.02 OTHER OFFICES. The Corporation may also maintain offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board of Directors”) may from time to time establish or as the business of the Corporation may require.

ARTICLE II — STOCKHOLDERS

2.01 PLACE OF MEETINGS. Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.02 ANNUAL MEETINGS. The Board of Directors shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Sections 2.05 and 2.06 may be transacted. The Board of Directors may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.03 SPECIAL MEETINGS. Special meetings of stockholders for any purpose or purposes may be called as provided for in the Certificate of Incorporation.

2.04 VOTING LIST. The Secretary shall prepare a complete list of the stockholders entitled to vote at each meeting, and such list shall be arranged in alphabetical order and shall reflect the address and the number of shares held by each stockholder. Any stockholder shall be entitled to inspect the list at any time during normal business hours.

2.05 NOTICE OF BUSINESS TO BE BROUGHT BEFORE A MEETING.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairperson of the Board of Directors or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.05 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.05 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.03, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.05, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting in person, or by remote communication, if applicable. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner

Annex I-1

of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.04, and this Section 2.05 shall not be applicable to nominations except as expressly provided in Section 2.04.

(b) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.05. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 2.05, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened

Annex I-2

legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(iii) As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder, and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.05(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

For purposes of this Section 2.05, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(d) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.05 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed

Annex I-3

to be brought before a meeting of the stockholders. If a stockholder fails to provide such written update within such period, the information as to which such written update relates may be deemed not to have been provided in accordance with this Section 2.05.

(e) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.05. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.05, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f) This Section 2.05 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.05 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.05 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g) For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

2.06 NOTICE OF NOMINATIONS FOR ELECTION TO THE BOARD OF DIRECTORS

(a) Nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these bylaws, or (ii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.06 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.06 as to such notice and nomination. For purposes of this Section 2.06, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting in person, or by remote communication, if applicable. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (iii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(b) (i) For a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.05) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.06 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.06.

(ii) If the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.06 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.06. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of

Annex I-4

the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.05) of the date of such special meeting was first made.

(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iv) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by stockholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.06(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.05) of such increase.

(c) To be in proper form for purposes of this Section 2.06, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.05(c)(i), except that for purposes of this Section 2.06, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.05(c)(i));

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.05(c)(ii), except that for purposes of this Section 2.06, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.05(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.05(c)(ii) shall be made with respect to the election of directors at the meeting);

(iii) As to each Nominating person, a representation as to whether or not such Nominating Person or affiliate (as defined by Rule 12b-2 under the Exchange Act) or any of such Nominating Person’s affiliates, associates or others acting in concert therewith intend to solicit proxies in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 promulgated under the Exchange Act; and

(iv) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.06 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.06(f).

For purposes of this Section 2.06, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(d) A Nominating Person shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.06 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and

Annex I-5

supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). Upon request by the Corporation, if a Nominating Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act pursuant, such stockholder shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting of stockholders, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(e) In addition to the requirements of this Section 2.06 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(f) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.06 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary of the Corporation at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

(g) The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.

(h) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.06, if necessary, so that the information provided or required to be provided pursuant to this Section 2.06 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any materials delivered pursuant

Annex I-6

to this Section 2.06 by a candidate for director, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to amend or update any nomination or to submit any new nomination.

(i) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.06. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.06, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the votes cast for the nominee in question) shall be void and of no force or effect.

(j) Any stockholder or other person soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

(k) Unless otherwise required by law, if any stockholder (i) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act and (ii) subsequently fails to comply with any requirements of Rule 14a-19 promulgated under the Exchange Act or any other rules or regulations thereunder, then the Corporation shall disregard any proxies or votes solicited for such nominees and such nomination shall be disregarded.

2.07 FIXING RECORD DATE. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.08 STOCKHOLDER QUORUM AND VOTING. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. When a specific item of business is required to be voted on, a majority of the shares entitled to vote on that item shall constitute a quorum for the transaction of such business by the stockholders.

After a quorum has been established at a stockholders’ meeting, the subsequent withdrawal of stockholders, so as to reduce the number of stockholders entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or an adjournment thereof.

Annex I-7

If a quorum is present, then in all matters other than the election of directors the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter thereof shall constitute the act of the stockholders, except as otherwise required by law, applicable stock exchange rules, in these Bylaws or the Certificate of Incorporation.

2.09 VOTING OF SHARES. Each outstanding share, entitled to vote under these Bylaws, the Certificate of Incorporation, or otherwise provided by law, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders. A stockholder may vote either in person or by proxy executed in writing by the stockholder. Treasury shares shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

At each election of Directors, every stockholder of record, entitled to vote under these Bylaws, the Certificate of Incorporation, or otherwise provided by law, shall have the right to vote, in person or by proxy, the number of shares owned by him or her for each Director’s position for whose election the stockholder has a right to vote. There will be no cumulative voting for the election of Directors.

2.10 PROXIES. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.11 LIST OF STOCKHOLDERS ENTITLED TO VOTE. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.11 or to vote in person or by proxy at any meeting of stockholders.

2.12 INSPECTORS OF ELECTION.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

Annex I-8

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.13 DELIVERY TO THE CORPORATION.

Whenever this ARTICLE II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this ARTICLE II.

2.14 ACTION BY STOCKHOLDERS WITHOUT A MEETING. Except as otherwise expressly permitted by the Certificate of Incorporation, no action required or permitted to be taken by stockholders at any annual or special meeting may be effected by written consent in lieu of a meeting.

ARTICLE III — DIRECTORS

3.01 NUMBER, TERM, ELECTION, AND QUALIFICATIONS.

(a) The Board of Directors of the Corporation shall consist of, not less than 1 nor more than 9 Directors, unless and until otherwise determined by vote of a majority of the entire Board of Directors at a regular or special meeting of the Board of Directors. A Director need not be a stockholder of the Corporation unless the Certificate of Incorporation of the Corporation, or these Bylaws so require.

(b) The members of the Board of Directors of the Corporation shall be elected at the annual stockholders’ meeting unless their terms are staggered in the Certificate of Incorporation of the Corporation or these Bylaws, by a plurality of the votes cast at a meeting of stockholders, by the holders of shares entitled to vote in the election.

(c) The Board of Directors in office upon the effective date of these Bylaws shall hold office until the first annual meeting of stockholders following the Company’s listing on a public exchange and until their successors have been duly elected and qualified. Thereinafter, Directors will be elected at the annual meeting of stockholders and shall hold office until the annual meeting of the stockholders next succeeding his or her election, unless their terms are staggered in the Certificate of Incorporation of the Corporation (so long as at least one-fourth in number of the Directors of the Corporation are elected at each annual stockholders’ meeting) or these Bylaws, or until his earlier death, disability, resignation, retirement, disqualification or removal. Any Director may resign at any time upon written notice of such resignation to the Corporation.

(d) All Directors of the Corporation shall have equal voting power unless the Certificate of Incorporation of the Corporation provide that the voting power of individual Directors or classes of Directors are greater than or less than that of any other individual Directors or classes of Directors, and the different voting powers may be stated in the Certificate of Incorporation or may be dependent upon any fact or event that may be ascertained outside the Certificate of Incorporation if the manner in which the fact or event may operate on those voting powers is stated in the Certificate of Incorporation. If the Certificate of Incorporation provide that any Directors have voting power greater than or less than other Directors of the Corporation, every reference in these Bylaws to a majority or a proportion of Directors shall be deemed to refer to majority or other proportion of the voting power of all the Directors or classes of Directors, as may be required by the Certificate of Incorporation.

Annex I-9

3.02 DUTIES AND POWERS. Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

3.03 REMOVAL OF DIRECTORS. Unless otherwise provided for by the Certificate of Incorporation, one or more or all the Directors of the Corporation may be removed and only by the affirmative vote of the holders of at least a majority in voting power of the then outstanding shares of capital stock of the Corporation entitled to vote thereon, voting as a single class. If a Director was elected by a voting group of stockholders, only the stockholders of that voting group may participate in the vote to remove that Director.

3.04 RESIGNATION. A Director may resign at any time by giving written notice of such resignation to the Corporation’s Secretary.

3.05 QUORUM AND VOTING.

(a) At all meetings of the Board of Directors, or any committee thereof, the presence of a majority of the entire Board of Directors, or such committee thereof; shall constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or these Bylaws.

(b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, whether or not a quorum exists. Notice of such adjourned meeting shall be given to Directors not present at time of the adjournment and, unless the time and place of the adjourned meting are announced at the time of the adjournment, to the other Directors who were present at the adjourned meeting.

3.06 TIME, NOTICE, AND CALLING OF REGULAR MEETINGS.

(a) A regular meeting of the Board of Directors may be held, without notice, at such time and at such place, within or without the State of Delaware, as shall from time to time be determined by resolution of the Board of Directors.

(b) No notice shall be required of any regular meeting of the Board of Directors and, if given, need not specify the purpose of the meeting; provided, however that in case the Board of Directors shall fix or change the time or place of any regular meeting when such time and place was fixed before such change, notice of such action shall be given to each director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in these Bylaws with respect to special meetings, unless such notice shall be waived in the manner set forth in these Bylaws.

(c) Notice of a regular meeting of the Board of Directors need not be given to any Director who signs a waiver of notice either before or after the meeting. The attendance of a Director at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a Director states, at the beginning of the meeting, an objection to the transaction of business because the meeting is not properly called or convened.

3.07 TIME, NOTICE, AND CALLING OF SPECIAL MEETINGS.

(a) Special meetings of the Board of Directors shall be held at such time and place as may be specified in the respective notices or waivers of notice thereof.

(b) Except as otherwise required by the applicable laws, written notice of special meetings shall be mailed directly to each Director, addressed to him at his residence or usual place of business, or delivered orally, with sufficient time for the convenient assembly of Directors thereat, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, no later than one day before the day on which the meeting is to be held. If mailed, the notice of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mails, so addressed, with postage prepaid. A notice, or waiver of notice, except as required by these Bylaws, need not specify the business to be transacted at or the purpose or purposes of the meeting.

Annex I-10

(c) Notice of any special meeting shall not be required to be given to any Director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

3.08 CHAIRPERSON. The Chairperson of the Board of Directors, if any and if present, shall preside at all meetings of the Board of Directors. The Chairman shall be elected by the majority vote of the Directors at the Annual meeting of Directors or a special meeting call for such purpose. If there shall be no Chairperson, or he or she shall be absent, then the President shall preside, and in his absence, any other director chosen by the Board of Directors shall preside.

3.09 MANNER OF ACTING.

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by the DGCL, by the Certificate of Incorporation, or these bylaws, action approved by a majority of the votes of the Directors present at any meeting or any committee thereof, at which a quorum is present shall be the act of the Board of Directors or any committee thereof.

(c) Any action authorized in writing made prior or subsequent to such action, by all of the Directors entitled to vote thereon and filed with the minutes of the Corporation shall be the act of the Board of Directors, or any committee thereof, and have the same force and effect as if the same had been passed by unanimous vote at a duly called meeting of the Board or committee for all purposes.

(d) Where appropriate communications facilities are reasonably available, any or all directors shall have the right to participate in any Board of Directors meeting, or a committee of the Board of Directors meeting, by means of conference telephone or any means of communication by which all persons participating in the meeting are able to hear each other.

3.10 VACANCIES.

(a) Unless otherwise provided for by the Certificate of Incorporation of the Corporation, subject to the rights of holders of any series of Preferred Stock, any vacancy in the Board of Directors occurring by reason of an increase in the number of directors or by reason of the death, disability, resignation, retirement, disqualification, removal or other cause, shall be filled by an affirmative vote of a majority of the total number of directors then in office, even if less than a quorum of the Board or by a sole remaining Director, at any regular meeting or special meeting of the Board of Directors called for that purpose except whenever the stockholders of any class or classes or series thereof are entitled to elect one or more Directors by the Certificate of Incorporation of the Corporation, vacancies and newly created directorships of such class or classes or series (a “Directorship” or “Directorships”) may be filled by a majority of the Directors elected by such class or classes or series thereof then in office, or by a sole remaining Director so elected.

(b) Unless otherwise provided for by law, the Certificate of Incorporation or these Bylaws, when one or more Directors shall resign from the board and such resignation is effective at a future date, a majority of the directors, then in office, shall have the power to fill such vacancy or vacancies, the vote otherwise to take effect when such resignation or resignations shall become effective.

3.11 COMPENSATION. The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Corporation as Directors, including, but not limited to attendance at any annual or special meeting of the Board. Board members shall be entitled to reimbursement for lodging and travel expenses in their attendance at meetings.

3.12 COMMITTEES. Unless otherwise provided for by the Certificate of Incorporation of the Corporation, the Board of Directors, may from time to time designate from among its members one or more committees, and alternate members thereof, as they deem desirable, each consisting of one or more members, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board and, unless otherwise stated by law, the Certificate of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

Annex I-11

3.13 ACTION BY DIRECTORS WITHOUT A MEETING. Any action required or permitted to be taken at a meeting of the Directors of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken and signed by all the Directors, is filed with the minutes of the proceedings of the Board. Such consent shall have the same effect as a unanimous vote at a meeting.

3.14 TELEPHONE MEETINGS. The Directors may participate in, and hold meetings by means of, conference telephone or similar communications equipment such that all persons participating in the meeting can hear each other. Participation in such a meeting shall constitute presence in person at the meeting, except where a Director participates for the express purpose of objecting to the transaction of any business on the ground that the meeting is not properly called or convened.

ARTICLE IV — OFFICERS

4.01 NUMBER, TERM, ELECTION, AND QUALIFICATIONS.

(a) The Corporation’s officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. The officers of the Corporation shall consist of a president, secretary and treasurer, and also may have one or more vice presidents, assistant secretaries and assistant treasurers and such other officers as the Board of Directors may from time to time deem advisable. Any officer may hold two or more offices in the Corporation.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of stockholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

4.02 RESIGNATIONS. Any officer may resign at any time by giving written notice of such resignation to the Corporation. Unless specified in the notice, such resignation shall take effect upon its acceptance by the Board.

4.03 REMOVAL. Any officer elected by the Board of Directors may be removed, either with or without cause, and a successor elected by the Board at any time, and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

4.04 VACANCIES. Any vacancy occurring in any office of the Corporation, however caused, and any new office to be created, may be filled by the Board. Each officer so chosen shall hold office until such officer’s successor shall have been duly elected or appointed and qualified or until such officer’s earlier death, resignation or removal.

4.05 DUTIES AND POWERS. The officers of the Corporation shall assume such responsibilities and exercise such authority as the Board of Directors may from time to time determine.

4.06 BONDS. The Corporation may require any or all of its officers or Agents to post a bond, or otherwise, to the Corporation for the faithful performance of their positions or duties.

4.07 COMPENSATION. The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors.

ARTICLE V — ISSUANCE OF STOCK

5.01 CERTIFICATE OF STOCK.

(a) The shares of the Corporation shall be represented by certificates or shall be uncertified shares.

(b) The shares of the Corporation shall be issued in such form and with such legends, if any, as may be required by applicable law, the Certificate of Incorporation or these Bylaws, or as may be approved from time to time by the Board.

Annex I-12

(c) Certificated shares of the Corporation shall be signed, (either manually or by facsimile), by the officers or agents designated by the Corporation for such purposes, and shall; certify the number of shares owned by him in the Corporation. Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents, the transfer agent or transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If the Corporation uses facsimile signatures of its officers and agents on its stock certificates, it cannot act as registrar of its own stock, but its transfer agent and registrar may be identical if the institution acting in those dual capacities countersigns or otherwise authenticates any stock certificates in both capacities. If any officer who has signed or whose facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

(d) If the Corporation issues uncertificated shares as provided for in these Bylaws, within a reasonable time after the issuance or transfer of such uncertificated shares, and at least annually thereafter, the Corporation shall send the stockholder a written statement certifying the number of shares owned by such stockholder in the Corporation.

(e) Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical

5.02 PAYMENT FOR SHARES.

(a) Consideration for the issuance of shares of stock shall consist of cash, any tangible or intangible property or any benefit to the Corporation, including without limitation services performed or to be performed for the Corporation, as determined from time to time by the Board in accordance with Section 152 of the DGCL.

(b) The judgement of the Board of Directors as to the value of consideration hereunder shall be conclusive.

(c) When the proper consideration has been received by the Corporation, the stock shall be deemed to have been duly issued and fully paid and non-assessable.

(d) The consideration received for stock shall be allocated by the Board of Directors, in the manner prescribed by law, between stated capital and capital surplus.

5.03 FRACTIONS OF SHARES/SUBSCRIPTIONS. The Board of Directors may authorize the issuance of certificates or payment of money for fractions of a share, either represented by a certificate or uncertificated, which shall entitle the holder to exercise voting rights, receive dividends and participate in any assets of the Corporation in the event of liquidation, in proportion to the fractional holdings; or it may authorize the payment in case of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of subscription in registered or bearer form over the manual or facsimile signature of an officer or agent of the Corporation or its agent for that purpose, exchangeable as therein provided for full shares, but such subscription shall not entitle the holder to any rights of stockholder, except as therein provided. The subscription may contain provisions or conditions that the Corporation deems advisable. If a subscription ceases to be exchangeable for full share certificates, the shares that would otherwise have been issuable as provided on the subscription are deemed to be treasury shares unless the subscription contains other provisions for their disposition.

5.04 LOST OR DESTROYED CERTIFICATES. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed if the owner:

(a) So requests before the Corporation has notice that the shares have been acquired by a bona fide purchaser;

(b) Files with the Corporation a sufficient indemnity bond, and

(c) Satisfies such other requirements, including evidence as may be imposed by the Corporation.

Annex I-13

5.05 TRANSFERS OF SHARES.

(a) Transfers or registration of transfers of shares of the Corporation shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by his attorney duly authorized by a written power of attorney; and in the case of shares represented by certificates, only after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all stock transfer taxes due thereon.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

5.06 RECORD DATE.

(a) The Board of Directors may fix, in advance, which shall not be more than sixty days before the meeting or action requiring a determination of stockholders, as the record date for the purpose of determining stockholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any action other than contemplated by Section 2.07 of these Bylaws. If no record date is fixed, the record date for stockholders entitled to notice of the corporate actions set forth in this Section 5.06(a) shall be at the close of business on the day preceding the day on which notice is given, or, if no notice is given, the day on which the corporate action is taken, or if notice is waived, at the close of business on the day before the day on which the corporate action is taken.

(b) The Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted for stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights of stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action.

(c) A determination of stockholders entitled to notice of or to vote at a stockholders’ meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting.

ARTICLE VI — DIVIDENDS

6.01 DIVIDENDS.

(a) Dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine and shares may be issued pro rata and without consideration to the Corporation’s stockholders or to the stockholders of one or more classes or series.

(b) Shares of one class or series may not be issued as a share dividend to stockholders of another class or series unless: (i) so authorized by the Certificate of Incorporation; (ii) a majority of the stockholders of the class or series to be issued approve the issue; or (iii) there are no outstanding shares of the class or series of shares that are authorized to be issued.

ARTICLE VII — AMENDMENTS

7.01 BY STOCKHOLDERS. All Bylaws of the Corporation shall be subject to alteration or repeal, and new Bylaws may be made, by a majority vote of the stockholders at the time entitled to vote in the election of Directors even though these Bylaws may also be altered, amended or repealed by the Board of Directors.

7.02 BY DIRECTORS. The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, Bylaws of the Corporation.

ARTICLE VIII — WAIVER OF NOTICE

8.01 WAIVER. Whenever any notice is required to be given by law, the Certificate of Incorporation or these Bylaws, a written waiver signed by the person or persons entitled to such notice, whether before or after the meeting by any person, shall constitute a waiver of notice of such meeting.

Annex I-14

ARTICLE IX — INTERESTED DIRECTORS

9.01 DIRECTOR CONFLICTS OF INTEREST. No contract or transaction shall be void or voidable if such contract or transaction is between the Corporation and one or more of its Directors or Officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its Directors or Officers, are directors or officers, or have a financial interest, when such Director or Officer is present at or participates in the meeting of the Board, or the committee of the stockholders which authorizes the contract or transaction or his, her or their votes are counted for such purpose, if:

(a) The material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee and are noted in the minutes of such meeting, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or

(b) The material facts as to his, her or their relationship or relationships or interest or interests and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(c) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the stockholders; or

(d) The fact of the common Directorship, office or financial interest is not disclosed or known to the Director or Officer at the time the transaction is brought before the Board of Directors of the Corporation for such action.

Such interested Directors may be counted when determining the presence of a quorum at the Board of Directors’ or committee meeting authorizing the contract or transaction.

ARTICLE X — INDEMNIFICATION AND INSURANCE

This Article X is subject to any restrictions under the rules promulgated by the United States Securities and Exchange Commission (the “SEC”) regarding indemnification of directors and officers of public companies, and applicable insurance associated with such indemnification, and is further subject to any and all limitations under the DGCL, including Section 145 thereof, and any other applicable law.

10.1 DEFINITIONS UNDER THIS ARTICLE X. An “Indemnitee” means (i) any present or former director, advisory director or officer of the Corporation, (ii) any person who while serving in any of the capacities referred to in clause (i) hereof served at the Corporation’s request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof.

“Official Capacity” means (i) when used with respect to a director, the office of director of the Corporation, and (ii) when used with respect to a person other than a director, the elective or appointive office of the Corporation held by such person or the employment or agency relationship undertaken by such person on behalf of the Corporation, but in each case does not include service for any other foreign or domestic corporation or any partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise.

“Proceeding” means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, any appeal in such an action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding.

10.2 INDEMNIFICATION. Subject to any limitations set by the SEC, the Corporation shall indemnify every Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any Proceeding in which he was, is or is threatened to be named defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, in any of the capacities referred to in Section 10.1, if it is determined in accordance with Section 10.4 that the

Annex I-15

Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his Official Capacity, that his conduct was in the Corporation’s best interests and, in all other cases, that his conduct was at least not opposed to the Corporation’s best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to the Corporation or is found liable on the basis that personal benefit was improperly received by the Indemnitee the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the Proceeding and (ii) shall not be made in respect of any Proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to the Corporation. Except as provided in the immediately preceding proviso to the first sentence of this Section 10.2, no indemnification shall be made under this Section 10.2 in respect of any Proceeding in which such Indemnitee shall have been (a) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee’s Official Capacity, or (b) found liable to the Corporation. The termination of any Proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a), (b) or (c) in the first sentence of this Section 10.2. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall, include, without limitation, all court costs and all fees and disbursements of attorneys for the Indemnitee. The indemnification provided herein shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.

10.3 SUCCESSFUL DEFENSE. Without limitation of Section 10.2 and in addition to the indemnification provided for in Section 10.2, the Corporation shall indemnify every Indemnitee against reasonable expenses incurred by such person in connection with any Proceeding in which he is a witness or a named defendant or respondent because he served in any of the capacities referred to in Section 10.1, if such person has been wholly successful, on the merits or otherwise, in defense of the Proceeding.

10.4 DETERMINATIONS. Any indemnification under Section 10.2 (unless ordered by a court of competent jurisdiction) shall be made by the Corporation only upon a determination that indemnification of the Indemnitee is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who, at the time of such vote, are not named defendants or respondents in the Proceeding; (b) if such a quorum cannot be obtained, then by a majority vote of a committee of the Board of Directors, duly designated to act in the matter by a majority vote of all directors (in which designated directors who are named defendants or respondents in the Proceeding may participate), such committee to consist solely of two (2) or more directors who, at the time of the committee vote, are not named defendants or respondents in the Proceeding; (c) by special legal counsel selected by the Board of Directors or a committee thereof by vote as set forth in clauses (a) or (b) of this Section 10.4 or, if the requisite quorum of all of the directors cannot be obtained therefor and such committee cannot be established, by a majority vote of all of the directors (in which directors who are named defendants or respondents in the Proceeding may participate); or (d) by the stockholders in a vote that excludes the shares held by directors that are named defendants or respondents in the Proceeding. Determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, determination as to reasonableness of expenses must be made in the manner specified in clause (c) of the preceding sentence for the selection of special legal counsel. In the event a determination is made under this Section 10.4 that the Indemnitee has met the applicable standard of conduct as to some matters but not as to others, amounts to be indemnified may be reasonably prorated.

10.5 ADVANCEMENT OF EXPENSES. Reasonable expenses (including court costs and attorneys’ fees) incurred by an Indemnitee who was or is a witness or was, is or is threatened to be made a named defendant or respondent in a Proceeding shall be paid by the Corporation at reasonable intervals in advance of the final disposition of such Proceeding, and without making any of the determinations specified in Section 10.4, after receipt by the Corporation of (a) a written affirmation by such Indemnitee of his good faith belief that he has met the standard of conduct necessary for indemnification by the Corporation under this Article and (b) a written undertaking by or on behalf of such Indemnitee to repay the amount paid or reimbursed by the Corporation if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized in this Article. Such written undertaking

Annex I-16

shall be an unlimited obligation of the Indemnitee but need not be secured and it may be accepted without reference to financial ability to make repayment. Notwithstanding any other provision of this Article, the Corporation may pay or reimburse expenses incurred by an Indemnitee in connection with his appearance as a witness or other participation in a Proceeding at a time when he is not named a defendant or respondent in the Proceeding.

10.6 EMPLOYEE BENEFIT PLANS. For purposes of this Article, the Corporation shall be deemed to have requested an Indemnitee to serve an employee benefit plan whenever the performance by him of his duties to the Corporation also imposes duties on or otherwise involves services by him to the plan or participants or beneficiaries of the plan. Excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall be deemed fines. Action taken or omitted by an Indemnitee with respect to an employee benefit plan in the performance of his duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Corporation.

10.7 OTHER INDEMNIFICATION AND INSURANCE. The indemnification provided by this Article shall (a) not be deemed exclusive of, or to preclude, any other rights to which those seeking indemnification may at any time be entitled under the Certificate of Incorporation, any law, agreement or vote of stockholders or disinterested directors, or otherwise, or under any policy or policies of insurance purchased and maintained by the Corporation on behalf of any Indemnitee, both as to action in his Official Capacity and as to action in any other capacity, (b) continue as to a person who has ceased to be in the capacity by reason of which he was an Indemnitee with respect to matters arising during the period he was in such capacity, (c) inure to the benefit of the heirs, executors and administrators of such a person and (d) not be required if and to the extent that the person otherwise entitled to payment of such amounts hereunder has actually received payment therefor under any insurance policy, contract or otherwise.

10.8 NOTICE. Any indemnification of or advance of expenses to an Indemnitee in accordance with this Article shall be reported in writing to the stockholders of the Corporation with or before the notice or waiver of notice of the next stockholders’ meeting or with or before the next submission to stockholders of a consent to action without a meeting and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

10.9 CONSTRUCTION. The indemnification provided by this Article shall be subject to all valid and applicable laws, including, without limitation, the DGCL and rules and regulations of the SEC, and, in the event this Article or any of the provisions hereof or the indemnification contemplated hereby are found to be inconsistent with or contrary to any such applicable laws or rules, the applicable laws and rules shall be deemed to control and this Article shall be regarded as modified accordingly and, as so modified, shall continue in full force and effect.

10.10 CONTINUING OFFER, RELIANCE, ETC. The provisions of this Article (a) are for the benefit of, and may be enforced by, each Indemnitee of the Corporation, the same as if set forth in their entirety in a written instrument duly executed and delivered by the Corporation and such Indemnitee and (b) constitute a continuing offer to all present and future Indemnitees. The Corporation, by its adoption of these Bylaws, (a) acknowledges and agrees that each Indemnitee of the Corporation has relied upon and will continue to rely upon the provisions of this Article in becoming, and serving in any of the capacities referred to in Section 10.1 of this Article, (b) waives reliance upon, and all notices of acceptance of, such provisions by such Indemnitees and (c) acknowledges and agrees that no present or future Indemnitee shall be prejudiced in his right to enforce the provisions of this Article in accordance with its terms by any act or failure to act on the part of the Corporation.

10.11 EFFECT OF AMENDMENT. No amendment, modification or repeal of this Article or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitees to be indemnified by the Corporation, nor the obligation of the Corporation to indemnify any such Indemnitees, under and in accordance with the provisions of the Article as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

ARTICLE XI — GENERAL PROVISIONS

11.01 FISCAL YEAR. The fiscal year of the Corporation shall be fixed and shall be subject to change by the Board of Directors from time to time, subject to applicable law.

11.02 CORPORATE SEAL. The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors. The use of a seal or stamp by the Corporation on corporate documents is not necessary and the lack thereof shall not in any way affect the legality of a corporate document.

Annex I-17

11.03 BOOKS AND RECORDS. The Corporation shall maintain such books and records of account, minutes of the proceedings of its stockholders, the Board and committees of the Board, and a record of its stockholders, as required by the DGCL and other applicable law. Such books, records and minutes shall be kept at the principal office of the Corporation or at such other place or places, within or without the State of Delaware, as may be determined from time to time by the Board. The rights of stockholders to inspect such books, records and minutes shall be as provided in Section 220 of the DGCL and other applicable law.

11.04 ANNUAL REPORTS. The Corporation shall prepare and file such annual reports and other documents as may be required to be filed by the Corporation with the State of Delaware or any other governmental authority pursuant to the DGCL or other applicable law.

11.05 FINANCIAL INFORMATION. The Corporation shall prepare, and to the extent required by applicable law or as determined by the Board may furnish to stockholders, such financial statements and other financial information with respect to the Corporation as may be required by the DGCL, the rules and regulations of the SEC or any national securities exchange on which the Corporation’s securities are listed, or as the Board may otherwise determine.

11.06 CONSTRUCTION. Whenever in these Bylaws the context so requires, the singular shall include the plural, and conversely. If any portion of these Bylaws shall be found to be invalid or inoperative, then so far as reasonable and possible:

(a) The remainder of the Bylaws shall be considered valid and operative; and

(b) Effect shall be given to the intent manifested by the portion held invalid or inoperative.

Annex I-18

Annex J

PRECISION AEROSPACE & DEFENSE GROUP, INC.

2026 OMNIBUS SECURITIES AND INCENTIVE PLAN

6,000,000 SHARES OF COMMON STOCK

ARTICLE I
PURPOSE

The purpose of this Precision Aerospace & Defense Group, Inc. 2026 Omnibus Securities and Incentive Plan (the “Plan”) is to benefit the stockholders of Precision Aerospace & Defense Group, Inc., a Delaware corporation (the “Company”), by assisting the Company to attract, retain and provide incentives to key management employees and non-employee directors of, and non-employee consultants to, the Company and its Affiliates, and to align the interests of such employees, non-employee directors and non-employee consultants with those of the Company’s stockholders. Accordingly, the Plan provides for the granting of Distribution Equivalent Rights, Incentive Share Options, Non-Qualified Share Options, Performance Unit Awards, Restricted Share Awards, Restricted Share Unit Awards, Share Appreciation Rights, Tandem Share Appreciation Rights, Unrestricted Share Awards or any combination of the foregoing, as may be best suited to the circumstances of the particular Employee, Director or Consultant as provided herein.

ARTICLE II
DEFINITIONS

The following definitions shall be applicable throughout the Plan unless the context otherwise requires:

“Affiliate” shall mean any corporation which, with respect to the Company, is a “subsidiary corporation” within the meaning of Section 424(f) of the Code.

“Award” shall mean, individually or collectively, any Distribution Equivalent Right, Option, Performance Unit Award, Restricted Share Award, Restricted Share Unit Award, Share Appreciation Right or Unrestricted Share Award.

“Award Agreement” shall mean a written agreement between the Company and the Holder with respect to an Award, setting forth the terms and conditions of the Award, and each of which shall constitute a part of the Plan.

“Board” shall mean the Board of Directors of the Company.

“Change of Control” shall mean (i) for a Holder who is a party to an employment or consulting agreement with the Company or an Affiliate which agreement defines “Change of Control” (or a similar term) therein, “Change of Control” shall have the same meaning as provided for in such agreement, or (ii) for a Holder who is not a party to such an agreement, “Change of Control” shall mean the satisfaction of any one or more of the following conditions (and the “Change of Control” shall be deemed to have occurred as of the first day that any one or more of the following conditions shall have been satisfied):

(a) Any person (as such term is used in paragraphs 13(d) and 14(d)(2) of the Exchange Act, hereinafter in this definition, “Person”), other than the Company or an Affiliate or an employee benefit plan of the Company or an Affiliate, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company’s then outstanding securities;

(b) The closing of a merger, consolidation or other business combination (a “Business Combination”) other than a Business Combination in which holders of the Common Stock immediately prior to the Business Combination have substantially the same proportionate ownership of the Company or surviving corporation immediately after the Business Combination as immediately before;

(c) The closing of an agreement for the sale or disposition of all or substantially all of the Company’s assets to any entity that is not an Affiliate;

Annex J-1

(d) The approval by the holders of shares of Common Stock of a Plan of complete liquidation of the Company other than a liquidation of the Company into any subsidiary or a liquidation a result of which Persons who were stockholders of the Company immediately prior to such liquidation have substantially the same proportionate ownership of shares of the surviving corporation immediately after such liquidation as immediately before; or

(e) Within any twenty-four (24)-month period, the Incumbent Directors shall cease to constitute at least a majority of the Board or the board of directors of any successor to the Company; provided, however, that any director elected to the Board, or nominated for election, by a majority of the Incumbent Directors then still in office, shall be deemed to be an Incumbent Director for purposes of this paragraph (e), but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, entity or “group” other than the Board (including, but not limited to, any such assumption that results from paragraph (a), (b), (c) or (d) of this definition).

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to occur if the Company files for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code.

“Code” shall mean the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to any section and any regulation under such section.

“Committee” shall mean the Compensation Committee of the Board or such other committee designated by the Board to administer the Plan.

“Common Share” shall mean a share of Common Stock.

“Common Stock” shall mean the common stock, par value $.001 per share, of the Company.

“Company” shall mean Precision Aerospace & Defense Group, Inc. a Delaware corporation, and any successor thereto.

“Consultant” shall mean any non-Employee advisor to the Company or an Affiliate who or which has contracted directly with the Company or an Affiliate to render bona fide consulting or advisory services thereto.

“Director” shall mean a member of the Board or a member of the board of directors of an Affiliate, in either case, who is not an Employee.

“Distribution Equivalent Right” shall mean an Award granted under Article XII of the Plan which entitles the Holder to receive bookkeeping credits, cash payments and/or Common Share distributions equal in amount to the distributions that would have been made to the Holder had the Holder held a specified number of Common Stock during the period the Holder held the Distribution Equivalent Right.

“Distribution Equivalent Right Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Distribution Equivalent Right Award.

“Employee” shall mean any employee, including officers, of the Company or an Affiliate.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fair Market Value” shall mean, as determined consistent with the applicable requirements of Sections 409A and 422 of the Code, as of any specified date, the closing sales price of the Common Stock for such date (or, in the event that the Common Stock are not traded on such date, on the immediately preceding trading date) as reported in The Wall Street Journal or a comparable reporting service. If the Common Stock are not listed on a national securities exchange, but are quoted on the OTC Markets OTC Link, the Fair Market Value of the Common Stock shall be the mean of the bid and asked prices per Common Share for such date. If the Common Stock are not quoted or listed as set forth above, Fair Market Value shall be determined by the Committee in good faith by any fair and reasonable means (which means, with respect to a particular Award grant, may be set forth with greater specificity in the applicable Award Agreement). The Fair Market Value of property other than Common Stock shall be determined by the Committee in good faith by any fair and reasonable means, and consistent with the applicable requirements of Sections 409A and 422 of the Code.

Annex J-2

“Family Member” shall mean any child, stepchild, grandchild, parent, stepparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Holder’s household (other than a tenant or employee of the Holder), a trust in which such persons have more than fifty percent (50%) of the beneficial interest, a foundation in which such persons (or the Holder) control the management of assets and any other entity in which such persons (or the Holder) own more than fifty percent (50%) of the voting interests.

“Holder” shall mean an Employee, Director or Consultant who has been granted an Award or any such individual’s beneficiary, estate or representative, to the extent applicable.

“Incentive Share Option” shall mean an Option which is intended by the Committee to constitute an “incentive stock option” under Section 422 of the Code.

“Incumbent Director” shall mean, with respect to any period of time specified under the Plan for purposes of determining whether or not a Change of Control has occurred, the individuals who were members of the Board at the beginning of such period.

“Non-Qualified Share Option” shall mean an Option which is not an Incentive Share Option.

“Option” shall mean an Award granted under Article VII of the Plan of an option to purchase Common Stock and includes both Incentive Share Options and Non-Qualified Share Options.

“Option Agreement” shall mean a written agreement between the Company and a Holder with respect to an Option.

“Performance Unit” shall mean a Unit awarded to a Holder pursuant to a Performance Unit Award.

“Performance Unit Award” shall mean an Award granted under Article XI of the Plan under which, upon the satisfaction of predetermined individual and/or Company (and/or Affiliate) performance goals and/or objectives, a cash payment shall be made to the Holder, based on the number of Units awarded to the Holder.

“Performance Unit Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Performance Unit Award.

“Plan” shall mean this Precision Aerospace & Defense Group, Inc. 2026 Omnibus Securities and Incentive Plan, as amended from time to time, together with each of the Award Agreements utilized hereunder.

“Restricted Share Award” shall mean an Award granted under Article VIII of the Plan of Common Stock, the transferability of which by the Holder shall be subject to Restrictions.

“Restricted Share Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Restricted Share Award.

“Restricted Share Unit Award” shall mean an Award granted under Article X of the Plan under which, upon the satisfaction of predetermined individual service-related vesting requirements, a cash payment shall be made to the Holder, based on the number of Units awarded to the Holder.

“Restricted Share Unit Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Restricted Share Unit Award.

“Restriction Period” shall mean the period of time for which Common Stock subject to a Restricted Share Award shall be subject to Restrictions, as set forth in the applicable Restricted Share Award Agreement.

“Restrictions” shall mean forfeiture, transfer and/or other restrictions applicable to Common Stock awarded to an Employee, Director or Consultant under the Plan pursuant to a Restricted Share Award and set forth in a Restricted Share Award Agreement.

“Rule 16b-3” shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, as such may be amended from time to time, and any successor rule, regulation or statute fulfilling the same or a substantially similar function.

Annex J-3

“Share Appreciation Right” shall mean an Award granted under Article XIII of the Plan of a right, granted alone or in connection with a related Option, to receive a payment on the date of exercise.

“Share Appreciation Right Award Agreement” shall mean a written agreement between the Company and a Holder with respect to a Share Appreciation Right.

“Tandem Share Appreciation Right” shall mean a Share Appreciation Right granted in connection with a related Option, the exercise of which shall result in termination of the otherwise entitlement to purchase some or all of the Common Stock under the related Option, all as set forth in Section 13.2.

“Ten Percent Shareholder” shall mean an Employee who, at the time an Option is granted to him or her, owns shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or of any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code), within the meaning of Section 422(b)(6) of the Code.

“Units” shall mean bookkeeping units, each of which represents such monetary amount as shall be designated by the Committee in each Performance Unit Award Agreement, or represents one (1) Common Share for purposes of each Restricted Share Unit Award.

“Unrestricted Share Award” shall mean an Award granted under Article IX of the Plan of Common Stock which are not subject to Restrictions.

“Unrestricted Share Award Agreement” shall mean a written agreement between the Company and a Holder with respect to an Unrestricted Share Award.

ARTICLE III
EFFECTIVE DATE OF PLAN

The Plan shall be effective as of January 1, 2026.

ARTICLE IV
ADMINISTRATION

Section 4.1. Administration. The Plan shall be administered by the Committee.

Section 4.2. Powers. Subject to the provisions of the Plan, the Committee shall have the sole authority, in its discretion, to make all determinations under the Plan, including, but not limited to, determining which Employees, Directors or Consultants shall receive an Award, the time or times when an Award shall be made (the date of grant of an Award shall be the date on which the Award is awarded by the Committee), what type of Award shall be granted, the term of an Award, the date or dates on which an Award vests (including acceleration of vesting), the form of any payment to be made pursuant to an Award, the terms and conditions of an Award (including the forfeiture of the Award (and/or any financial gain) if the Holder of the Award violates any applicable restrictive covenant thereof), the Restrictions under a Restricted Share Award and the number of Common Stock which may be issued under an Award, all as applicable. In making such determinations, the Committee may take into account the nature of the services rendered by the respective Employees, Directors and Consultants, their present and potential contribution to the Company’s (or the Affiliate’s) success and such other factors as the Committee, in its discretion, shall deem relevant.

Section 4.3. Additional Powers. The Committee shall have such additional powers as are delegated to it under the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Agreements executed hereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the intent of the Plan, and to determine the terms, restrictions and provisions of each Award, including such terms, restrictions and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Share Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Award Agreement in the manner and to the extent it shall deem expedient to carry it into effect. The determinations of the Committee on the matters referred to in this Article IV shall be conclusive and binding on the Company and all Holders.

Annex J-4

Section 4.4. Delegation. The Committee may delegate to one or more officers or Directors of the Company, subject to such terms, conditions and limitations as the Committee may establish, in its sole discretion, the authority to grant Awards; provided, however, that the Committee shall not delegate such authority (i) with regard to grants of Awards to be made to officers of the Company or any Affiliate who are subject to Section 16 of the Exchange Act, or (ii) in such a manner as would cause the Plan not to comply with the requirements of applicable law or applicable exchange rules.

Section 4.5. Power and Authority of the Board. Notwithstanding anything to the contrary contained herein, (i) the Board may, at any time and from time to time, without any further action of the Committee, exercise the powers and duties of the Committee under the Plan, unless the exercise of such powers and duties by the Board would cause the Plan not to comply with the requirements of Rule 16b-3, other applicable law or applicable exchange rules, and (ii) only the Committee (or another committee of the Board comprised of directors who qualify as independent directors within the meaning of the independence rules of any applicable securities exchange where the shares of Common Stock are then listed) may grant Awards to Directors who are not also Employees.

ARTICLE V
SHARES SUBJECT TO PLAN AND LIMITATIONS THEREON

Section 5.1. Shares Grant and Award Limits. The Committee may from time to time grant Awards to one or more Employees, Directors and/or Consultants determined by it to be eligible for participation in the Plan in accordance with the provisions of Article VI. Subject to Article XIV, the aggregate number of Common Shares (including Common Shares underlying Options designated as Incentive Share Options) that may be issued under the Plan shall not exceed the sum of (i) 6,000,000 Common Shares plus (ii) an annual increase on the first day of each calendar year beginning January 1, 2027 and ending on and including December 31, 2037 equal to ten percent (10%) of the Common Shares outstanding on the final day of the immediately preceding calendar year. The Common Stock shall be deemed to have been issued under the Plan solely to the extent actually issued and delivered pursuant to an Award. To the extent that an Award lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of its Holder terminate, any Common Stock subject to such Award shall again be available for the grant of a new Award.

Section 5.2. Common Stock Offered. The Common Stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock or Common Stock previously issued and outstanding and reacquired by the Company.

Section 5.3. Limitations on Awards for Directors. Notwithstanding any provision to the contrary in the Plan, the sum of the grant date fair value of equity-based Awards (such value computed as of the date of grant in accordance with applicable financial accounting rules) and the amount of any cash-based compensation granted to a Director during any calendar year shall not exceed 250,000 The independent members of the Board may make exceptions to this limit for a non-executive chair of the Board, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation.

ARTICLE VI
ELIGIBILITY FOR AWARDS

Awards made under the Plan may be granted solely to persons who, at the time of grant, are Employees, Directors or Consultants (or any such person to whom an offer of employment or engagement with the Company or any Affiliate is extended). An eligible person must be a natural person and may only be granted an Award in connection with the provision of services not related to capital raising or promoting or maintaining a market for the Common Stock. An Award may be granted on more than one occasion to the same Employee, Director or Consultant, and, subject to the limitations set forth in the Plan, such Award may include a Non-Qualified Share Option, a Restricted Share Award, an Unrestricted Share Award, a Distribution Equivalent Right Award, a Performance Unit Award, a Share Appreciation Right, a Tandem Share Appreciation Right, any combination thereof or, solely for Employees, an Incentive Share Option.

Annex J-5

ARTICLE VII
OPTIONS

Section 7.1. Option Period. The term of each Option shall be as specified in the Option Agreement; provided, however, that except as set forth in Section 7.3, no Option shall be exercisable after the expiration of five years from the date of its grant.

Section 7.2. Limitations on Exercise of Option. An Option shall be exercisable in whole or in such installments and at such times as specified in the Option Agreement.

Section 7.3. Special Limitations on Incentive Share Options. To the extent that the aggregate Fair Market Value (determined at the time the respective Incentive Share Option is granted) of Common Stock with respect to which Incentive Share Options are exercisable for the first time by an individual during any calendar year under all plans of the Company and any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code) which provide for the grant of Incentive Share Options exceeds One Hundred Thousand Dollars ($100,000) (or such other individual limit as may be in effect under the Code on the date of grant), the portion of such Incentive Share Options that exceeds such threshold shall be treated as Non-Qualified Share Options. Incentive Share Options shall be granted to Employees only. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury Regulations and other administrative pronouncements, which of a Holder’s Options, which were intended by the Committee to be Incentive Share Options when granted to the Holder, will not constitute Incentive Share Options because of such limitation, and shall notify the Holder of such determination as soon as practicable after such determination. No Incentive Share Option shall be granted to an Employee if, at the time the Incentive Share Option is granted, such Employee is a Ten Percent Shareholder, unless (i) at the time such Incentive Share Option is granted the Option price is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock subject to the Incentive Share Option, and (ii) such Incentive Share Option by its terms is not exercisable after the expiration of five (5) years from the date of grant. No Incentive Share Option shall be granted more than seven years from the date on which the Plan is approved. The designation by the Committee of an Option as an Incentive Share Option shall not guarantee the Holder that the Option will satisfy the applicable requirements for “incentive stock option” status under Section 422 of the Code.

Section 7.4. Option Agreement. Each Option shall be evidenced by an Option Agreement in such form and containing such provisions not inconsistent with the provisions of the Plan as the Committee from time to time shall approve, including, but not limited to, provisions intended to qualify an Option as an Incentive Share Option. An Option Agreement may provide for the payment of the Option price, in whole or in part, by the delivery of a number of Common Stock (plus cash if necessary) that have been owned by the Holder for at least six (6) months and having a Fair Market Value equal to such Option price, or such other forms or methods as the Committee may determine from time to time, in each case, subject to such rules and regulations as may be adopted by the Committee. Each Option Agreement shall specify the effect of termination of employment, Director status or Consultant status on the exercisability of the Option. Moreover, without limiting the generality of the foregoing, an Option Agreement may provide for a “cashless exercise” of the Option, in whole or in part, by:

(a) establishing procedures whereby the Holder, by a properly-executed written notice, directs (i) an immediate market sale or margin loan as to all or a part of Common Stock to which he is entitled to receive upon exercise of the Option, pursuant to an extension of credit by the Company to the Holder of the Option price, (ii) the delivery of the Common Stock from the Company directly to a brokerage firm, and (iii) the delivery of the Option price from sale or margin loan proceeds from the brokerage firm directly to the Company, or

(b) reducing the number of Common Stock to be issued upon exercise of the Option by the number of such Shares having an aggregate Fair Market Value equal to the Option price (or portion thereof to be so paid) as of the date of the Option’s exercise. Each Option Agreement shall specify the effect of the termination of the Holder’s employment, Director status or Consultant status on the exercisability of the Option. An Option Agreement may also include provisions relating to (i) subject to the provisions hereof, accelerated vesting of Options, including, but not limited to, upon the occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements), and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall, in its sole discretion, determine. The terms and conditions of the respective Option Agreements need not be identical.

Annex J-6

Section 7.5. Option Price and Payment. The price at which a Common Share may be purchased upon exercise of an Option shall be determined by the Committee and shall not be less than the Fair Market Value of a Common Share on the date of grant of such Option; provided, however, that such Option price as determined by the Committee shall be subject to adjustment as provided in Article XIV. The Option price or portion thereof shall be paid in full in the manner prescribed by the Committee as set forth in the Plan and the applicable Option Agreement, which manner, with the consent of the Committee, may include the withholding of Common Stock otherwise issuable in connection with the exercise of the Option, for purposes of Section 7.4(b). Separate share certificates shall be issued by the Company for those Common Stock acquired pursuant to the exercise of an Incentive Share Option and for those Common Stock acquired pursuant to the exercise of a Non-Qualified Share Option.

Section 7.6. Stockholder Rights and Privileges. The Holder of an Option shall be entitled to all the privileges and rights of a stockholder of the Company solely with respect to such Common Stock as have been purchased under the Option and for which share certificates have been registered in the Holder’s name.

Section 7.7. Options and Rights in Substitution for Stock or Share Options Granted by Other Corporations. Options may be granted under the Plan from time to time in substitution for stock or share options held by individuals employed by entities who become Employees as a result of a merger or consolidation of the employing entity with the Company or any Affiliate, or the acquisition by the Company or an Affiliate of the assets of the employing entity or the acquisition by the Company or an Affiliate of stock or shares of the employing entity with the result that such employing entity becomes an Affiliate. Notwithstanding Section 7.5, the Committee may designate a purchase price below Fair Market Value on the date of grant if the Option is granted in substitution for a stock option previously granted by an entity that is acquired by or merged with the Company or an Affiliate.

Section 7.8. Prohibition Against Repricing. The Committee shall have the power or authority to reduce, whether through amendment or otherwise, the exercise price under any outstanding Option or Share Appreciation Right, or to grant any new Award or make any payment of cash in substitution for or upon the cancellation of Options and/or Share Appreciation Rights previously granted.

ARTICLE VIII
RESTRICTED SHARE AWARDS

Section 8.1. Restriction Period. At the time a Restricted Share Award is made, the Committee shall establish the Restriction Period applicable to such Award. Each Restricted Share Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Share Award shall not be changed except as permitted by Section 8.2.

Section 8.2. Other Terms and Conditions. Common Stock awarded pursuant to a Restricted Share Award shall be represented by a share certificate registered in the name of the Holder of such Restricted Share Award. If provided for under the Restricted Share Award Agreement, the Holder shall have the right to vote Common Stock subject thereto and to enjoy all other stockholder rights, including the entitlement to receive dividends on the Common Stock during the Restriction Period, except that (i) the Holder shall not be entitled to delivery of the share certificate until the Restriction Period shall have expired, (ii) the Company shall retain custody of the share certificate during the Restriction Period (with a share power endorsed by the Holder in blank), (iii) the Holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Common Stock during the Restriction Period, and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Share Award Agreement shall cause a forfeiture of the Restricted Share Award. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Restricted Share Awards, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the Restriction Period. Such additional terms, conditions or restrictions shall be set forth in a Restricted Share Award Agreement made in conjunction with the Award. Such Restricted Share Award Agreement may also include provisions relating to (i) subject to the provisions hereof, accelerated vesting of Awards, including, but not limited to, accelerated vesting upon the occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements), and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall, in its sole discretion, determine. The terms and conditions of the respective Restricted Share Agreements need not be identical.

Annex J-7

Section 8.3. Payment for Restricted Shares. The Committee shall determine the amount and form of any payment from a Holder for Common Stock received pursuant to a Restricted Share Award, if any, provided that in the absence of such a determination, a Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Share Award, except to the extent otherwise required by law.

Section 8.4. Restricted Share Award Agreements. At the time any Award is made under this Article VIII, the Company and the Holder shall enter into a Restricted Share Award Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate.

ARTICLE IX
UNRESTRICTED SHARE AWARDS

Pursuant to the terms of the applicable Unrestricted Share Award Agreement, a Holder may be awarded (or sold) Common Stock which are not subject to Restrictions, in consideration for past services rendered thereby to the Company or an Affiliate or for other valid consideration.

ARTICLE X
RESTRICTED SHARE UNIT AWARDS

Section 10.1. Terms and Conditions. The Committee shall set forth in the applicable Restricted Share Unit Award Agreement the individual service-based vesting requirement which the Holder would be required to satisfy before the Holder would become entitled to payment pursuant to Section 10.2 and the number of Units awarded to the Holder. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Restricted Share Unit Awards, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the applicable vesting period. The terms and conditions of the respective Restricted Share Unit Award Agreements need not be identical.

Section 10.2. Payments. The Holder of a Restricted Share Unit shall be entitled to receive a cash payment equal to the Fair Market Value of a Common Share, or one (1) Common Share, as determined, in the sole discretion, of the Committee and as set forth in the Restricted Share Unit Award Agreement, for each Restricted Share Unit subject to such Restricted Share Unit Award if the Holder satisfies the applicable vesting requirement.

ARTICLE XI
PERFORMANCE UNIT AWARDS

Section 11.1. Terms and Conditions. The Committee shall set forth in the applicable Performance Unit Award Agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the Holder and/or the Company would be required to satisfy before the Holder would become entitled to payment pursuant to Section 11.2, the number of Units awarded to the Holder and the dollar value assigned to each such Unit. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Performance Unit Awards, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the applicable performance period. The terms and conditions of the respective Performance Unit Award Agreements need not be identical.

Section 11.2. Payments. The Holder of a Performance Unit shall be entitled to receive a cash payment equal to the dollar value or number of Common Shares assigned to such Unit under the applicable Performance Unit Award Agreement if the Holder and/or the Company satisfy (or partially satisfy, if applicable under the applicable Performance Unit Award Agreement) the performance goals and objectives set forth in such Performance Unit Award Agreement.

ARTICLE XII
DISTRIBUTION EQUIVALENT RIGHTS

Section 12.1. Terms and Conditions. The Committee shall set forth in the applicable Distribution Equivalent Rights Award Agreement the terms and conditions applicable to such Award, including whether the Holder is to receive credits currently in cash, is to have such credits reinvested (at Fair Market Value determined as of the date of reinvestment) in additional Common Stock or is to be entitled to choose among such alternatives. Distribution Equivalent Rights Awards may be settled in cash or in Common Stock, as set forth in the applicable Distribution Equivalent Rights

Annex J-8

Award Agreement. A Distribution Equivalent Rights Award may, but need not, be awarded in tandem with another Award, whereby, if so awarded, such Distribution Equivalent Rights Award shall expire, terminate or be forfeited by the Holder, as applicable, under the same conditions as under such other Award.

Section 12.2. Interest Equivalents. The Distribution Equivalent Rights Award Agreement for a Distribution Equivalent Rights Award may provide for the crediting of interest on a Distribution Rights Award to be settled in cash at a future date, at a rate set forth in the applicable Distribution Equivalent Rights Award Agreement, on the amount of cash payable thereunder.

ARTICLE XIII

SHARE APPRECIATION RIGHTS

Section 13.1. Terms and Conditions. The Committee shall set forth in the applicable Share Appreciation Right Award Agreement the terms and conditions of the Share Appreciation Right, including (i) the base value (the “Base Value”) for the Share Appreciation Right, which for purposes of a Share Appreciation Right which is not a Tandem Share Appreciation Right, shall be not less than the Fair Market Value of a Common Share on the date of grant of the Share Appreciation Right (unless granted in substitution for an appreciation right previously granted by an entity that is acquired by or merged with the Company or an Affiliate), (ii) the number of Common Stock subject to the Share Appreciation Right, (iii) the period during which the Share Appreciation Right may be exercised; provided, however, that no Share Appreciation Right shall be exercisable after the expiration of five years from the date of its grant, and (iv) any other special rules and/or requirements which the Committee imposes upon the Share Appreciation Right. Upon the exercise of some or all of the portion of a Share Appreciation Right, the Holder shall receive a payment from the Company, in cash or in the form of Common Stock having an equivalent Fair Market Value or in a combination of both, as determined, in the sole discretion of the Committee, equal to the product of:

(a) The excess of (i) the Fair Market Value of a Common Share on the date of exercise, over (ii) the Base Value, multiplied by;

(b) The number of Common Stock with respect to which the Share Appreciation Right is exercised.

Section 13.2. Tandem Share Appreciation Rights. If the Committee grants a Share Appreciation Right which is intended to be a Tandem Share Appreciation Right, the Tandem Share Appreciation Right shall be granted at the same time as the related Option, and the following special rules shall apply:

(a) The Base Value shall be equal to or greater than the per Common Share exercise price under the related Option;

(b) The Tandem Share Appreciation Right may be exercised for all or part of the Common Stock which are subject to the related Option, but solely upon the surrender by the Holder of the Holder’s right to exercise the equivalent portion of the related Option (and when a Common Share is purchased under the related Option, an equivalent portion of the related Tandem Share Appreciation Right shall be cancelled);

(c) The Tandem Share Appreciation Right shall expire no later than the date of the expiration of the related Option;

(d) The value of the payment with respect to the Tandem Share Appreciation Right may be no more than one hundred percent (100%) of the difference between the per Common Share exercise price under the related Option and the Fair Market Value of the Common Stock subject to the related Option at the time the Tandem Share Appreciation Right is exercised, multiplied by the number of the Common Stock with respect to which the Tandem Share Appreciation Right is exercised; and

(e) The Tandem Share Appreciation Right may be exercised solely when the Fair Market Value of the Common Stock subject to the related Option exceeds the per Common Share exercise price under the related Option.

ARTICLE XIV
RECAPITALIZATION OR REORGANIZATION

Section 14.1. Adjustments to Common Stock. The shares with respect to which Awards may be granted under the Plan are Common Stock as presently constituted; provided, however, that if, and whenever, prior to the expiration or distribution to the Holder of Common Stock underlying an Award theretofore granted, the Company shall effect a

Annex J-9

subdivision or consolidation of the Common Stock or the payment of a Common Share dividend on Common Stock without receipt of consideration by the Company, the number of Common Stock with respect to which such Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding Common Stock, shall be proportionately increased, and the purchase price per Common Share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding Common Stock, shall be proportionately reduced, and the purchase price per Common Share shall be proportionately increased. Notwithstanding the foregoing or any other provision of this Article XIV, any adjustment made with respect to an Award (x) which is an Incentive Share Option, shall comply with the requirements of Section 424(a) of the Code, and in no event shall any adjustment be made which would render any Incentive Share Option granted under the Plan to be other than an “incentive stock option” for purposes of Section 422 of the Code, and (y) which is a Non-Qualified Share Option, shall comply with the requirements of Section 409A of the Code, and in no event shall any adjustment be made which would render any Non-Qualified Share Option granted under the Plan to become subject to Section 409A of the Code.

Section 14.2. Recapitalization. If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted Award, the Holder shall be entitled to receive (or entitled to purchase, if applicable) under such Award, in lieu of the number of Common Stock then covered by such Award, the number and class of shares and securities to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of Common Stock then covered by such Award.

Section 14.3. Other Events. In the event of changes to the outstanding Common Stock by reason of extraordinary cash dividend, reorganization, mergers, consolidations, combinations, split-ups, spin-offs, exchanges, stock split, reverse stock split or other relevant changes in capitalization occurring after the date of the grant of any Award and not otherwise provided for under this Article XIV, any outstanding Awards and any Award Agreements evidencing such Awards shall be adjusted by the Committee, in such manner as the Committee shall deem equitable or appropriate taking into consideration the applicable accounting and tax consequences, as to the number and price of Common Stock or other consideration subject to such Awards. In the event of any adjustment pursuant to Sections 14.1, 14.2 or this Section 14.3, the aggregate number of Common Stock available under the Plan pursuant to Section 5.1 may be appropriately adjusted by the Committee, the determination of which shall be conclusive. In addition, the Committee may make provision for a cash payment to a Holder or a person who has an outstanding Award. The number of Common Stock subject to any Award shall be rounded to the nearest whole number.

Section 14.4. Powers Not Affected. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or of the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change of the Company’s capital structure or business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

Section 14.5. No Adjustment for Certain Awards. Except as hereinabove expressly provided, the issuance by the Company of shares of any class or securities convertible into shares of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect previously granted Awards, and no adjustment by reason thereof shall be made with respect to the number of Common Stock subject to Awards theretofore granted or the purchase price per Common Share, if applicable.

ARTICLE XV
AMENDMENT AND TERMINATION OF PLAN

The Plan shall continue in effect, unless sooner terminated pursuant to this Article XV, until the tenth (10th) anniversary of the date on which it is adopted by the Board (except as to Awards outstanding on that date). The Board, in its discretion, may terminate the Plan at any time with respect to any shares for which Awards have not theretofore been granted; provided, however, that the Plan’s termination shall not materially and adversely impair the rights of a Holder with respect to any Award theretofore granted without the consent of the Holder. The Board shall have the right to alter or amend the Plan or any part hereof from time to time; provided, however, stockholder approval shall be required for ay modification of the Plan that (i) requires stockholder approval under the rules or regulations of the Securities and Exchange Commission or any securities exchange applicable to the Company, (ii) increases the

Annex J-10

number of shares authorized under the Plan as specified in Section 5.1, (iii) increases the dollar limitation specified in Section 5.4, or (iv) amends, modifies or suspends Section 7.8 (repricing prohibitions) or this Article XV. In addition, unless otherwise permitted under the Award Agreement, no change in any Award theretofore granted may be made which would materially and adversely impair the rights of a Holder with respect to such Award without the consent of the Holder.

ARTICLE XVI
MISCELLANEOUS

Section 16.1. No Right to Award. Neither the adoption of the Plan by the Company nor any action of the Board or the Committee shall be deemed to give an Employee, Director or Consultant any right to an Award except as may be evidenced by an Award Agreement duly executed on behalf of the Company, and then solely to the extent and on the terms and conditions expressly set forth therein.

Section 16.2. No Rights Conferred. Nothing contained in the Plan shall (i) confer upon any Employee any right with respect to continuation of employment with the Company or any Affiliate, (ii) interfere in any way with any right of the Company or any Affiliate to terminate the employment of an Employee at any time, (iii) confer upon any Director any right with respect to continuation of such Director’s membership on the Board, (iv) interfere in any way with any right of the Company or an Affiliate to terminate a Director’s membership on the Board at any time, (v) confer upon any Consultant any right with respect to continuation of such Consultant’s consulting engagement with the Company or any Affiliate, or (vi) interfere in any way with any right of the Company or an Affiliate to terminate a Consultant’s consulting engagement with the Company or an Affiliate at any time.

Section 16.3. Other Laws; No Fractional Shares; Withholding. The Company shall not be obligated by virtue of any provision of the Plan to recognize the exercise of any Award or to otherwise sell or issue Common Stock in violation of any laws, rules or regulations, and any postponement of the exercise or settlement of any Award under this provision shall not extend the term of such Award. Neither the Company nor its directors or officers shall have any obligation or liability to a Holder with respect to any Award (or Common Stock issuable thereunder) (i) that shall lapse because of such postponement, or (ii) for any failure to comply with the requirements of any applicable law, rules or regulations, including, but not limited to, any failure to comply with the requirements of Section 409A of this Code. No fractional Common Stock shall be delivered, nor shall any cash in lieu of fractional Common Stock be paid. The Company shall have the right to deduct in cash (whether under this Plan or otherwise) in connection with all Awards any taxes required by law to be withheld and to require any payments required to enable it to satisfy its withholding obligations. In the case of any Award satisfied in the form of Common Stock, no Common Stock shall be issued unless and until arrangements satisfactory to the Company shall have been made to satisfy any tax withholding obligations applicable with respect to such Award. Subject to such terms and conditions as the Committee may impose, the Company shall have the right to retain, or the Committee may, subject to such terms and conditions as it may establish from time to time, permit Holders to elect to tender, Common Stock (including Common Stock issuable in respect of an Award) to satisfy, in whole or in part, the amount required to be withheld.

Section 16.4. No Restriction on Corporate Action. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Employee, Director, Consultant, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

Section 16.5. Restrictions on Transfer. No Award under the Plan or any Award Agreement and no rights or interests herein or therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Holder except (i) by will or by the laws of descent and distribution, or (ii) except for an Incentive Share Option, by gift to any Family Member of the Holder. An Award may be exercisable during the lifetime of the Holder only by such Holder or by the Holder’s guardian or legal representative unless it has been transferred by gift to a Family Member of the Holder, in which case it shall be exercisable solely by such transferee. Notwithstanding any such transfer, the Holder shall continue to be subject to the withholding requirements provided for under Section 16.3 hereof.

Annex J-11

Section 16.6. Beneficiary Designations. The Committee may also establish procedures as it deems appropriate for a Holder to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Holder and receive any property distributable with respect to any Award in the event of the Holder’s death. In the absence of any such written beneficiary designation, for purposes of the Plan, a Holder’s beneficiary shall be the Holder’s estate.

Section 16.7. Rule 16b-3. It is intended that the Plan and any Award made to a person subject to Section 16 of the Exchange Act shall meet all of the requirements of Rule 16b-3. If any provision of the Plan or of any such Award would disqualify the Plan or such Award under, or would otherwise not comply with the requirements of, Rule 16b-3, such provision or Award shall be construed or deemed to have been amended as necessary to conform to the requirements of Rule 16b-3.

Section 16.8. Section 409A. Notwithstanding anything in the Plan or any Award to the contrary, to the extent that any amount or benefit that constitutes “deferred compensation” to a Holder under Section 409A of the Code and applicable guidance thereunder is otherwise payable or distributable to a Holder under the Plan or any Award solely by reason of the occurrence of a change in control event or due to the Holder’s disability or “separation from service” (as such term is defined under Section 409A of the Code), such amount or benefit will not be payable or distributable to the Holder by reason of such circumstance unless the Committee determines in good faith that (i) the circumstances giving rise to such change in control event, disability or separation from service meet the definition of a change in control event, disability or separation from service, as the case may be, in Section 409A of the Code and applicable proposed or final regulations, or (ii) the payment or distribution of such amount or benefit would be exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise. Any payment or distribution that otherwise would be made to a Holder who is a “specified employee” (as defined under Section 409A of the Code) on account of separation from service may not be made before the date which is six (6) months after the date of the specified employee’s separation from service (or if earlier, upon the specified employee’s death) unless the payment or distribution is exempt from the application of Section 409A of the Code by reason of the short-term deferral exemption or otherwise.

Section 16.9. Indemnification. Each person who is or shall have been a member of the Board or of the Committee shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred thereby in connection with or resulting from any claim, action, suit or proceeding to which such person may be made a party or may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid thereby in settlement thereof, with the Company’s approval, or paid thereby in satisfaction of any judgment in any such action, suit or proceeding against such person; provided, however, that such person shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive and shall be independent of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation or By-laws, by contract, as a matter of law, or otherwise.

Section 16.10. Other Plans. No Award, payment or amount received hereunder shall be taken into account in computing an Employee’s salary or compensation for the purposes of determining any benefits under any pension, retirement, life insurance or other benefit plan of the Company or any Affiliate, unless such other plan specifically provides for the inclusion of such Award, payment or amount received. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, directors and other service providers, in cash or property, in a manner which is not expressly authorized under the Plan.

Section 16.11. Limits of Liability. Any liability of the Company with respect to an Award shall be based solely upon the contractual obligations created under the Plan and the Award Agreement. None of the Company, any member of the Board nor any member of the Committee shall have any liability to any party for any action taken or not taken, in good faith, in connection with or under the Plan.

Section 16.12. Governing Law. Except as otherwise provided herein, the Plan shall be construed in accordance with Delaware law, without regard to principles of conflicts of law.

Section 16.13. Severability of Provisions. If any provision of the Plan is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of the Plan, and the Plan shall be construed and enforced as if such invalid or unenforceable provision had not been included in the Plan.

Annex J-12

Section 16.14. No Funding. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to ensure the payment of any Award.

Section 16.15. Headings. Headings used throughout the Plan are for convenience only and shall not be given legal significance.

Section 16.16. Terms of Award Agreements. Each Award shall be evidenced by an Award Agreement. The terms of the Award Agreements utilized under the Plan need not be the same.

Annex J-13

Annex K

Private and Confidential	November 23, 2025

FACT II Acquisition Corp.
Attention: Board of Directors
14 Wall Street, 20th Floor
New York, NY 10005

Fairness Opinion Letter

We understand that FACT II Acquisition Corp. (“FACT II”), entered into a non-binding Letter of Intent (“LOI”) dated July 15, 2025, by and among Precision Aerospace & Defense Group, Inc (“PAD” or the “Company”) and FACT II, pursuant to which FACT II will form a new subsidiary, namely Patriot Merger Subsidiary, Inc (“Patriot”) to consummate a business combination with PAD (the “Transaction”) based on a pre-money Enterprise Value of $317 Million. After giving effect to the Transaction, NewCo will become a public company and indirectly wholly own PAD.

The total consideration to be paid to the equity holders of the Company (including holders of options, warrants and other convertible securities) in the Transaction (the “Transaction Consideration”), after adjusting for debt, cash and transaction expenses, will be shares of NewCo common stock based on a pre-money enterprise value of the Company of $317 Million. The terms and conditions of the Transaction are more fully set forth in the Business Combination Agreement.

The Board of Directors of FACT II (“you”) have engaged EntrepreneurShares LLC (“ERShares Valuation Services” or “us”) to render an opinion (the “Opinion”) as to the fairness of the Transaction to the shareholders of FACT II from a financial point of view.

This Opinion is furnished solely to be utilized by the Board of Directors as only one input to consider in its process of analyzing the Transaction and it does not constitute a recommendation to any member of the Board of Directors, any stockholder of FACT II, or any other person as to how such person should vote or act with respect to the Transaction. This Opinion is delivered to the Board of Directors subject to the conditions, scope of engagement, limitations and understanding set forth in this Opinion and subject to the understanding that the obligations of ERShares Valuation Services in the Transaction are solely corporate obligations. Furthermore, no officer, director, employee or shareholder of ERShares Valuation Services shall be subjected to any personal liability whatsoever (other than for fraud, gross negligence, willful misconduct or bad faith) to any person, nor will any such claim be asserted by or on behalf of you or your affiliates against such person with respect to this Opinion other than ERShares Valuation Services.

We have not been asked to opine on, and this Opinion does not express any views on, (i) any other terms of the Transaction, (ii) FACT II’s underlying business decision to proceed with or effect the Transaction, (iii) the merits of the Transaction relative to any alternative transaction or business strategy that may be available to FACT II (iv) the amount or nature of the compensation to any officer, director or employee, or any class of such persons, relative to the compensation to be received by the holders of any class of securities, creditors or other constituencies of FACT II or the Company in the Transaction, or relative to or in comparison with the Transaction Consideration, (v) the fairness of the Transaction to any particular group or class of securities, creditors, or other constituencies of FACT II, other than those set forth in this Opinion (vi) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters or (vii) the fair value of the Company independent from the Transaction taken as a whole.

Annex K-1

In the course of our analyses for rendering this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances, including, without limitation:

1)      We have reviewed the following documents and sources of information in items a through l, without limitation:

a.       Executed Non-Binding Letter of Intent referenced above dated July 15, 2025 (the “LOI”);

b.      Draft of the Business Combination Agreement, by and among FACT II, FACT II Acquisition LLC, Patriot and PAD (the “Draft Business Combination Agreement”);

c.       PAD Consolidated Audited financial statement for the Years ended December 31, 2023, 2022 and 2021;

d.      PAD’s Forecast Model;

e.       PAD’s Management Presentation;

f.       PAD’s Investor Presentation;

g.      PAD’s Trading Comps;

h.      Various PAD organizational and administrative documents we deemed necessary and appropriate to our analysis;

i.       PAD’s Transaction Overview (including pro forma for the Transaction);

j.       Various documents related to insurance, debt and tax we deemed necessary and appropriate to our analysis;

k.      Various consulting and diligence reports for PAD we deemed necessary and appropriate to our analysis; and

l.       Prospective financial data related to the Company, for which we have no reason to dispute the underlying assumptions.

2)      We met or otherwise communicated electronically with certain members of FACT II’s and PAD’s senior and operating management to discuss PAD’s operations, historical financial results related to their entities, future prospects, and projected operations and performance;

3)      We considered publicly available data and stock market performance data of public companies we deem comparable to PAD and reviewed the industry in which PAD operates; and

4)      We conducted such other studies, analyses, inquiries, and investigations as we deemed appropriate, including economic, industry and Company-specific information.

The primary method used was a Market Method – Guideline Public Traded Companies as the basis for the fairness opinion assessment. These public comps were independently obtained by us. Management also provided comps that were reviewed as secondary comparison and found overlaps to those used for the fairness opinion assessment. Additional details of the analysis performed can be found in the associated proxy statement.

We also used a Guideline Transaction Method to support the fairness opinion assessment. These were independently obtained and examined by us. Additional details of the analysis performed can be found in the associated proxy statement.

In the course of our investigation, we have assumed and relied upon the accuracy and completeness of the financial statements, forecasts, projections and other information provided to us by FACT II and the Company and we have further relied upon the assurances of management that they were unaware of any facts that would make the

Annex K-2

information provided to us incomplete or misleading in any material respect for the purposes of this Opinion. We have not assumed any responsibility for independent verification of such information or assurances. With respect to the PAD Management forecasts, we have been advised by PAD, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgements of the management of PAD as to the future financial performance of PAD.

In rendering our opinion, we do not express any view or opinion as to what the value of any FACT II Common shares will be when issued pursuant to the Transaction or the price or range of prices at which any FACT II Common Shares or other securities and financial instruments of or relating to FACT II may trade or otherwise be transferable at any time before or after announcement or consummation of the transaction.

In arriving at our opinion, we have not performed any independent appraisal, or physical inspection, of the assets of the Company. Our analysis does not constitute an examination, review of, or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. We have also assumed that neither FACT II nor the Company are currently involved in any material transaction other than the Transaction, and those activities undertaken in the ordinary course of conducting their businesses. We are not responsible for conclusions based on erroneous or incomplete information provided to us.

Our Opinion is predicated on our assumption that the final executed form of the Business Combination Agreement will not differ in any material respect from the LOI and the Draft Business Combination Agreement we have examined, that the conditions to the Transaction as set forth in the LOI will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the LOI. We have also assumed, that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on PAD or the contemplated benefits of the Transaction.

Our Opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this letter. It should be noted that although subsequent developments may affect this Opinion, we do not have any obligation to update, revise, or reaffirm our Opinion. We reserve the right, however, to withdraw, revise, or modify our Opinion based upon additional information that may be provided to or obtained by us after the issuance of the Opinion but was known or should have been known by FACT II or the Company at the date of such issuance that suggests, in our judgment, a material change in the assumptions upon which our Opinion is based.

We acknowledge and agree that this Opinion and a summary thereof may be filed with or included in or with any proxy or information statement required to be filed by FACT II or Patriot with the Securities and Exchange Commission and delivered to the holders of FACT II’s or Patriot’s securities in connection with the Transaction.

Our assignment was finalized on November 14, 2025, after a period of comments from the Fairness Opinion Review board of FACT II. Any events or information occurring after this date have not been subject to consideration.

We have been retained by FACT II to provide this Fairness Opinion in connection with the Transaction and will receive a fixed fee for our services. Our fee is not contingent upon, or related to, the size of the transaction consideration, or whether the Transaction is consummated.

<<This space has been intentionally left blank>>

Annex K-3

Conclusion

Based on the work performed by us, and on the statements above, we are of the opinion that the Transaction, on the date of issue of this document, is fair from a financial point of view for the shareholders of FACT II.

Yours Sincerely,

/s/ Joel Shulman

Dr. Joel Shulman Ph.D., CFA
CEO
EntrepreneurShares LLC

Annex K-4

Annex L

Form of FACT II Acquisition Corp. Preliminary Proxy Card

[To be filed by amendment.]

Annex L-1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. The FACT Articles provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

FACT’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate an initial business combination.

FACT’s indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions of the FACT Articles, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling FACT pursuant to the foregoing provisions, FACT has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this registration statement:

Exhibit No.	Exhibit
2.1†*

Business Combination Agreement, by and among FACT II Acquisition Corp., FACT II Acquisition LLC, Patriot Merger Subsidiary, Inc. and Precision Aerospace & Defense Group, Inc., dated November 26, 2025 (incorporated by reference to Exhibit 2.1 to FACT’s Current Report on Form 8-K filed on December 3, 2025 and attached to the proxy statement/prospectus that forms a part of this registration statement as Annex A).

2.2

Amended and Restated Merger Agreement by and among Precision Aerospace Group, Inc., Aerodyn Engineering Holdings, Inc., Precision Aerospace Merger Sub Inc., and David Lawrence, dated December 23, 2024.

3.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to FACT’s Current Report on Form 8-K filed on November 27, 2024).
3.2

Form of Amended and Restated Certificate of Incorporation of Precision Aerospace & Defense Group, Inc. (attached to the proxy statement/prospectus that forms a part of this registration statement as Annex H).

3.3	Form of Bylaws of Precision Aerospace & Defense Group, Inc. (attached to the proxy statement/prospectus that forms a part of this registration statement as Annex I).
3.4	Fifth Amended and Restated Articles of Incorporation of Precision Aerospace & Defense Group, Inc., dated July 29, 2025.

Exhibit No.	Exhibit
4.1	Specimen Unit Certificate (incorporated herein by reference to Exhibit 4.1 to FACT’s Registration Statement on Form S-1 filed on November 21, 2024).
4.2	Specimen Class A Ordinary Share Certificate (incorporated herein by reference to Exhibit 4.2 to FACT’s Registration Statement on Form S-1 filed on November 21, 2024).
4.3	Specimen Warrant Certificate (incorporated herein by reference to Exhibit 4.3 to FACT’s Registration Statement on Form S-1 filed on November 21, 2024).
4.4

Warrant Agreement, dated November 25, 2024, between FACT II Acquisition Corp. and Odyssey Transfer and Trust Company (incorporated herein by reference to Exhibit 4.1 to FACT’s Current Report on Form 8-K filed on November 27, 2024).

5.1**	Legal Opinion of Paul Hastings LLP.
8.1**	Tax Opinion of Paul Hastings LLP.
10.1†	Sponsor Support Agreement, dated November 26, 2025 (incorporated by reference to Exhibit 10.1 to FACT’s Current Report on Form 8-K filed on December 3, 2025).
10.2	Form of PAD Support Agreement (incorporated by reference to Exhibit 10.2 to FACT’s Current Report on Form 8-K filed on December 3, 2025).
10.3	Form of Sponsor Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to FACT’s Current Report on Form 8-K filed on December 3, 2025).
10.4	Form of PAD Shareholder Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to FACT’s Current Report on Form 8-K filed on December 3, 2025).
10.5	Advisory Agreement, dated November 26, 2025 (incorporated by reference to Exhibit 10.5 to FACT’s Current Report on Form 8-K filed on December 3, 2025).
10.6

Private Placement Units and Restricted Shares Subscription Agreement, dated November 25, 2024, between FACT II Acquisition Corp. and FACT II Acquisition LLC (incorporated herein by reference to Exhibit 10.1 to FACT’s Current Report on Form 8-K filed on November 27, 2024).

10.7

Private Placement Units Subscription Agreement, dated November 25, 2024, between FACT II Acquisition Corp. and FACT II Acquisition Parent LLC (incorporated herein by reference to Exhibit 10.2 to FACT’s Current Report on Form 8-K filed on November 27, 2024).

10.8

Private Placement Units Subscription Agreement, dated November 25, 2024, between FACT II Acquisition Corp. and Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (incorporated herein by reference to Exhibit 10.3 to FACT’s Current Report on Form 8-K filed on November 27, 2024).

10.9

Private Placement Units Subscription Agreement, dated November 25, 2024, between FACT II Acquisition Corp. and Seaport Global Securities LLC (incorporated herein by reference to Exhibit 10.4 to FACT’s Current Report on Form 8-K filed on November 27, 2024).

10.10

Investment Management Trust Agreement, dated November 25, 2024, between FACT II Acquisition Corp. and Odyssey Transfer and Trust Company (incorporated herein by reference to Exhibit 10.5 to FACT’s Current Report on Form 8-K filed on November 27, 2024).

10.11

Registration Rights Agreement, dated November 25, 2024, among FACT II Acquisition Corp., FACT II Acquisition Parent LLC, FACT II Acquisition LLC and the other Holders (as defined therein) signatory thereto (incorporated herein by reference to Exhibit 10.6 to FACT’s Current Report on Form 8-K filed on November 27, 2024).

10.12

Letter Agreement, dated November 25, 2024, among FACT II Acquisition Corp., FACT II Acquisition Parent LLC, FACT II Acquisition LLC, and each of the initial shareholders, directors and officers (incorporated herein by reference to Exhibit 10.7 to FACT’s Current Report on Form 8-K filed on November 27, 2024).

10.13

Form of Indemnity Agreement, November 25, 2024, between FACT II Acquisition Corp. and each of the officers and directors (incorporated herein by reference to Exhibit 10.8 to FACT’s Current Report on Form 8-K filed on November 27, 2024).

10.14	Consulting Agreement between Precision Aerospace Group, Inc. and TAP Financial Partners, Ltd, dated January 1, 2024.
10.15	Stock Purchase Agreement between Precision Aerospace Group, Inc., Western Professional Inc., and Bradley R. Bowder, dated September 30, 2024.
10.16	Director Letter Agreement between Precision Aerospace Group, Inc. and Maynard Hellman, dated January 16, 2024.

Exhibit No.	Exhibit
10.17	Director Letter Agreement between Precision Aerospace Group, Inc. and Glenn Argenbright, dated January 22, 2024.
10.18	Director Letter Agreement between Precision Aerospace Group, Inc. and Larry Thompson, dated January 12, 2024.
10.19	Director Letter Agreement between Precision Aerospace Group, Inc. and Ronald Buschur, dated January 15, 2024.
21.1	List of Subsidiaries.
23.1	Consent of WithumSmith+Brown, PC.
23.2**	Consent of Paul Hastings LLP.
23.3	Consent of Kreit & Chiu CPA LLP.
24.1	Power of Attorney (included on signature pages to this registration statement).
99.1**	Form of Proxy Card.
99.2**	Consent of [ ] to be Named as a Director.
99.3**	Consent of [ ] to be Named as a Director.
99.4**	Consent of [ ] to be Named as a Director.
99.5**	Consent of [ ] to be Named as a Director.
99.6**	Consent of [ ] to be Named as a Director.
99.7**	Consent of [ ] to be Named as a Director.
101.INS	XBRL Instance Document-the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
107	Filing Fee Table.

____________

†        Certain of the exhibits, schedules and similar attachments to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*        Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

**      To be filed by amendment.

Item 22. Undertakings.

(a)     The undersigned registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, December 31, 2025.

FACT II ACQUISITION CORP.
By:	/s/ Adam Gishen
Name: Adam Gishen
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Adam Gishen and Min Lee and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Adam Gishen	Chief Executive Officer	December 31, 2025
Adam Gishen
/s/ Min Lee	Chief Financial Officer	December 31, 2025
Min Lee	(Principal Financial and Accounting Officer)
/s/ Robert Rackind	Executive Chairman	December 31, 2025
Robert Rackind
/s/ Nell Cady-Kruse	Director	December 31, 2025
Nell Cady-Kruse
/s/ James Rallo	Director	December 31, 2025
James Rallo
/s/ Hella Alashkar	Director	December 31, 2025
Hella Alashkar

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Leawood, State of Kansas, December 31, 2025.

PRECISION AEROSPACE & DEFENSE GROUP, INC.
By:	/s/ Brent Borden
Name: Brent Borden
Title: Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brent Borden and Maynard J. Hellman and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Brent Borden	Chief Executive Officer	December 31, 2025
Brent Borden
/s/ Joseph Thiewes	Chie Financial Officer (Principal Financial	December 31, 2025
Joseph Thiewes	Officer and Principal Accounting Officer)
/s/ Maynard J. Hellman	Director	December 31, 2025
Maynard J. Hellman
/s/ Ronald Buschur	Director	December 31, 2025
Ronald Buschur
/s/ Glennon Argenbright	Director	December 31, 2025
Glennon Argenbright
/s/ Larry Thompson	Director	December 31, 2025
Larry Thompson
/s/ David Lawrence	Director	December 31, 2025
David Lawrence

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of FACT II Acquisition Corp., has signed this registration statement or amendment thereto in the City of New York, New York, December 31, 2025.

By:	/s/ Adam Gishen
Name: Adam Gishen
Title: Chief Executive Officer
(Principal Executive Officer)